Filed pursuant to Rule 424(b)(3)
Registration No. 333-274464

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

BYTE ACQUISITION CORP.
(a Cayman Islands exempted company)

PROSPECTUS
FOR UP TO 54,159,532 SHARES OF COMMON STOCK AND
16,699,626 WARRANTS TO PURCHASE SHARES OF COMMON STOCK (For Issuance)

AND 9,207,868 SHARES OF COMMON STOCK AND
515,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK (For Reoffer)

OF

BYTE ACQUISITION CORP.
(to be renamed “Airship AI Holdings, Inc.” following Domestication in the State of Delaware and in connection with the Business Combination described herein)

On June 26, 2023, the board of directors of BYTE Acquisition Corp., a Cayman Islands exempted company (“BYTS”), unanimously approved the Merger Agreement, dated as of June 27, 2023, by and among BYTS, BYTE Merger Sub, Inc., a Washington corporation and a direct, wholly-owned subsidiary of BYTS (“Merger Sub”) and Airship AI Holdings, Inc., a Washington company (“Airship AI”), attached to this proxy statement/prospectus as Annex A (as amended on September 22, 2023 and as may be further amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is approved by BYTS’s shareholders and the transactions contemplated by the Merger Agreement are consummated, the following will occur: (1) the domestication of BYTS as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Cayman Islands Companies Act (As Revised) (the “Companies Act”) and the amended and restated memorandum and articles of association of BYTS (as may be amended from time to time, the “Cayman Constitutional Documents”), in which BYTS will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act (the “Domestication”); (2) the merger (the “Merger”) of Merger Sub with and into Airship AI, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the separate corporate existence of Merger Sub will cease and Airship AI will be the surviving corporation and a wholly-owned subsidiary of BYTS, pursuant to the terms of the Merger Agreement and in accordance with the Washington Business Corporation Act, as amended, as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Proposed Transaction” or “Business Combination”). In connection with the Proposed Transaction, BYTS will be renamed “Airship AI Holdings, Inc.” (“Airship Pubco”).

In connection with the Domestication, (x) immediately prior to the Domestication, Byte Holdings LP, a Cayman Islands exempted limited partnership and the Sponsor of BYTS (“Sponsor”), will surrender to BYTS for no consideration the sole issued and outstanding Class B ordinary share of BYTS, par value $0.0001 per share (the “BYTS Class B Ordinary Share”) and (y) at the effective time of the Domestication, (i) each then issued and outstanding Class A ordinary share of BYTS, par value $0.0001 per share (each, a “BYTS Class A Ordinary Share” and together with the BYTS Class B Ordinary Share, the “BYTS Ordinary Shares”), will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of Airship Pubco (the “Airship Pubco Common Stock”); (ii) each then issued and outstanding warrant to purchase one BYTS Class A Ordinary Share (each, a “BYTS Warrant”) will become exercisable for one share of Airship Pubco Common Stock (each, an “Airship Pubco Warrant”) pursuant to the terms of the Warrant Agreement, dated as of March 18, 2021, by and between BYTS and Continental Stock Transfer & Trust Company, as warrant agent; and (iii) each then issued and outstanding unit of BYTS (each, a “BYTS Unit”) will separate and convert automatically into one share of Airship Pubco Common Stock and one-half of one Airship Pubco Warrant.

Under the Merger Agreement, the holders of common stock of Airship AI (“Airship Common Stock”) immediately prior to the Closing, the holders of Airship Options (as defined below) immediately prior to the Closing, the holders of the Airship Earnout Warrants (as defined below) immediately prior to the Closing and the holders of Airship SARs (as defined below) immediately prior to the Closing will receive aggregate consideration of $225.0 million in the form of shares of Airship Pubco Common Stock (at a deemed value of $10.00 per share) (the “Aggregate Merger Consideration”) in exchange for their outstanding equity interests, as set forth in more detail below.

The Merger Agreement also provides, among other things, that the Airship AI equityholders that hold shares of Airship Common Stock, Airship Options, Airship Earnout Warrants or Airship SARs (the “Airship Earnout Holders”) have the contingent right to receive up to 5.0 million additional shares of Airship Pubco Common Stock (the “Earnout Shares”), subject to the following contingencies:

(A)    25% of the Earnout Shares if, for the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the first anniversary of the Closing Date, (1) Company Revenue (as defined below) is at least $39 million, or (2) the aggregate value of new contract awards (including awards obtained through purchase orders) with federal law enforcement agencies (whether such awards are obtained directly or through intermediaries) has grown by at least 100% as compared to the year-over-year amount for the twelve-month period ending on the date of the Merger Agreement (the “First Operating Performance Milestone”);

(B)    75% of the Earnout Shares if, for the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the third anniversary of the Closing Date, Company Revenue is at least $100 million (the “Second Operating Performance Milestone”);

(C)    50% of the Earnout Shares if, at any time during the period starting on the Closing Date and ending on the fifth anniversary of the Closing Date, over any twenty (20) trading days within any thirty (30) trading day period the volume weighted average price (“VWAP”) of the Airship Pubco Common Stock is greater than or equal to $12.50 per share (the “First Share Price Performance Milestone”); and

(D)    50% of the Earnout Shares if, at any time during the period starting on the Closing Date and ending on the fifth anniversary of the Closing Date, over any twenty (20) trading days within any thirty (30) trading day period the VWAP of the Airship Pubco Common Stock is greater than or equal to $15.00 per share (the “Second Share Price Performance Milestone”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each option to purchase shares of Airship Common Stock (each, an “Airship Option”) that is outstanding as of immediately prior to the Effective Time will be converted into (i) an option (each, a “Converted Stock Option”), on substantially the same terms and conditions as are in effect with respect to each such Airship Option immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock, determined by multiplying the number of shares of Airship Common Stock subject to such Airship Option as of immediately prior to the Effective Time by the Conversion Ratio (as defined below), at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Option divided by (B) the Conversion Ratio, and (ii) the right to receive a number of Earnout Shares (as defined below) in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted Stock Option.

Pursuant to the Merger Agreement, at the Effective Time, each warrant to acquire shares of Airship Common Stock (each, an “Airship Warrant”) that is outstanding as of immediately prior to the Effective Time will be converted into (i) a warrant (a “Converted Warrant”) to purchase, on substantially the same terms and conditions as are in effect with respect to each such Airship Warrant immediately prior to the Effective Time, the number of shares of Airship Pubco Common Stock, determined by multiplying the number of shares of Airship Common Stock subject to such Airship Warrant immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Warrant divided by (B) the Conversion Ratio, and (ii) with respect to certain warrants to purchase shares of Airship Common Stock set forth in the Merger Agreement (the “Airship Earnout Warrants”), the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to any Converted Warrants.

Pursuant to the Merger Agreement, at the Effective Time, each stock appreciation right granted under Airship AI’s stock appreciation rights plan (each, an “Airship SAR”) that is outstanding immediately prior to the Effective Time will automatically be assumed by Airship Pubco and converted into a stock appreciation right denominated in shares of Airship Pubco Common Stock (each, a “Converted SAR”). Each Converted SAR will continue to have and be subject to substantially the same terms and conditions as were applicable to such Airship SAR immediately prior to the Effective Time, except that (i) each Converted SAR will cover that number of shares of Airship Pubco Common Stock equal to (A) the product of (1) the number of shares of Airship Common Stock subject to such Airship SAR immediately prior to the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR will be equal to the quotient obtained by dividing (A) the base value per share of Airship Common Stock of such Airship SAR immediately prior to the Effective Time by (B) the Conversion Ratio. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted SARs.

The “Conversion Ratio” is the quotient obtained by dividing (i) 22.5 million shares of Airship Pubco Common Stock by (ii) the number of shares constituting the aggregate number of shares of Airship Common Stock that are issued immediately prior to the Effective Time, plus the aggregate number of shares of Airship Common Stock that are issuable upon full exercise of all Airship Earnout Warrants outstanding as of immediately prior to the Effective Time, plus the aggregate number of shares of Airship Common Stock issuable upon full exercise of all Airship Options (whether vested or unvested) outstanding as of immediately prior to the Effective Time, plus the aggregate number of Airship SARs (whether vested or unvested) outstanding as of immediately prior to the Effective Time.

Airship Pubco’s bylaws will provide that the shares of Airship Pubco Common Stock issued to all holders of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs as merger consideration will be subject to a lock-up for a period of 180 days following the Closing, and that Airship Pubco Common Stock issued to such holders upon satisfaction of the First Operating Performance Milestone (if any) will be subject to a 12-month lock-up period beginning on the date such shares are issued, unless waived, amended or repealed by the unanimous approval of the board of directors.

Additionally, in connection with the execution of the Merger Agreement, BYTS entered into a support agreement (the “Parent Support Agreement”) with the Sponsor and Airship AI, pursuant to which the Sponsor agreed to, among other things, vote in favor of the adoption and approval of the Business Combination, forfeit 1,000,000 BYTS Class A Ordinary Shares owned by the Sponsor on the Closing Date and to contribute 2,600,000 BYTS Class A Ordinary Shares owned by the Sponsor to secure non-redemption agreements and/or potential PIPE Financing and to forfeit the balance of such shares that are not so contributed (such contribution, the “Share Contribution”). The Parent Support Agreement also provides that the Sponsor Shares will be subject to a lock-up for a period of 180 days following the Closing. At the time of this filing, there is no commitment for any PIPE Financing and there can be no assurance that BYTS and Airship AI will enter into agreements for any PIPE Financing.

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. For so long as Airship Pubco remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Airship Pubco’s status as a controlled company could cause its securities to be less attractive to certain investors or otherwise adversely affect the trading price. See “Risk Factors — Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

For information on the percentage of the issued and outstanding shares of Airship Pubco Common Stock immediately following the Closing that are expected to be held by the Airship Securityholders (as defined below), the Sponsor and BYTS’ current public security holders, in various redemption scenarios, based on Airship AI’s balance of capital stock as of September 30, 2023, see “Questions and Answers for Shareholders of BYTS — What equity stake will current BYTS shareholders and Airship Securityholders hold in Airship Pubco immediately after the consummation of the Proposed Transaction?”

The BYTS Units, BYTS Class A Ordinary Shares and BYTS Warrants are currently listed on Nasdaq under the symbols “BYTSU,” “BYTS” and “BYTSW,” respectively. BYTS has applied to obtain the listing of the Airship Pubco Common Stock and Airship Pubco Warrants on Nasdaq under the symbols “AISP” and “AISPW”, respectively, upon the Closing. Airship Pubco will not have publicly traded units following the Closing. Pursuant to the terms of the Merger Agreement, as a closing condition, BYTS is required to cause the Airship Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, BYTS may not have received from Nasdaq either confirmation of the listing of the Airship Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received, and the Business Combination could still be consummated if such condition is waived and therefore the Airship Pubco Common Stock would not be listed on any nationally recognized securities exchange.

Unlike other special purpose acquisition companies, BYTS’ Cayman Constitutional Documents do not prohibit BYTS from redeeming Public Shares if such redemption would cause BYTS’ net tangible assets to be less than $5,000,001 following such redemption. The Merger Agreement includes a condition to Closing that BYTS must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), however such condition may be waived by BYTS and Airship AI. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause BYTS’ net tangible assets to be less than $5,000,001 and Airship Pubco does not meet another exemption from the “penny stock” rule (such as the Airship Pubco Common Stock being listed on Nasdaq, or the price of the Airship Pubco Common Stock exceeding $5.00), then the Airship Pubco Common Stock may be a “penny stock” upon Closing. A determination that the Airship Pubco Common Stock is a “penny stock” would require brokers trading in shares of Airship Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Airship Pubco’s securities. See “Risk Factors — A shareholder-approved amendment to BYTS’ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that BYTS have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, BYTS and Airship AI may complete the Business Combination even if the Airship Pubco Common Stock would be a “penny stock” upon the Closing.”

BYTS will hold an extraordinary general meeting of its shareholders (the “extraordinary general meeting”) to consider matters relating to the Business Combination at 4:30 p.m., Eastern Time, on December 15, 2023. The extraordinary general meeting will be a virtual meeting conducted via live webcast. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the meeting will be at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020. You or your proxyholder will also be able to attend and vote at the extraordinary general meeting online by visiting https://www.cstproxy.com/byteacquisition/egm2023 and using a control number assigned by Continental Stock Transfer & Trust Company (the “Transfer Agent”). To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

If you have any questions or need assistance voting your shares in BYTS, please contact Morrow Sodali LLC, our proxy solicitor, by email at BYTS.info@morrowsodali.com. Individuals may also call Morrow Sodali toll free at (800) 662-5200; banks and brokers can call (203)-658-9400. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/byteacquisition/egm2023.

This document is (i) a prospectus related to the issuance by Airship Pubco of Airship Pubco Common Stock and Airship Pubco Warrants in the Business Combination, (ii) a proxy statement for BYTS to use in soliciting proxies for the extraordinary general meeting, and (iii) a prospectus for the sale by the selling stockholders of Airship Pubco Common Stock and Airship Pubco Warrants received in the Business Combination.

This proxy statement/prospectus provides shareholders of BYTS with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of BYTS. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 48 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

BYTE ACQUISITION CORP.
Cayman Islands Exempted Company
(Company Number 363230)
445 Park Avenue, 9th Floor,
New York, NY 10022
(917) 969-9250

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON DECEMBER 15, 2023

To the Shareholders of BYTE Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of BYTE Acquisition Corp., a Cayman Islands exempted company (“BYTS”), will be held virtually at 4:30 p.m., Eastern Time, on December 15, 2023. The extraordinary general meeting will be a virtual meeting conducted via live webcast at https://www.cstproxy.com/byteacquisition/egm2023. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of BYTS (as may be amended from time to time, the “Cayman Constitutional Documents”), the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

(1)    Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve by way of ordinary resolution and adopt the Merger Agreement, dated as of June 27, 2023 (as amended on September 22, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among BYTS, BYTE Merger Sub, Inc., a Washington corporation and a direct, wholly-owned subsidiary of BYTS (“Merger Sub”), and Airship AI Holdings, Inc., a Washington company (“Airship AI”), and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Proposed Transaction” or “Business Combination”). Pursuant to the Merger Agreement, and in accordance with the Washington Business Corporation Act, as amended, Merger Sub will merge with and into Airship AI (the “Merger”), with Airship AI continuing as the surviving entity of the Merger and becoming a wholly-owned subsidiary of Airship Pubco (as defined below), as described in more detail in the attached proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that BYTS’ entry into the Merger Agreement, dated as of June 27, 2023 (as amended on September 22, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among BYTS, BYTE Merger Sub, Inc., a Washington corporation and a direct, wholly-owned subsidiary of BYTS (“Merger Sub”), and Airship AI Holdings, Inc., a Washington company (“Airship AI”), (a copy of which is attached to the proxy statement/prospectus as Annex A), pursuant to which, among other things, following the Domestication of BYTS to the State of Delaware as described below, the merger of Merger Sub with and into Airship AI (the “Merger”), with Airship AI surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, and in accordance with the Washington Business Corporation Act, as amended, to be approved, ratified and confirmed in all respects.”

(2)    Proposal No. 2 — The Domestication Proposal — The holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, to consider and vote upon a proposal to approve by way of special resolution, to de-register BYTS from the Register of Companies in the Cayman Islands (the “Cayman Registrar”) by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Cayman Islands Companies Act (As Revised) (the “Companies Act”) (the “Domestication”). The Domestication will be effected at least one business day prior to the effective time of the Merger in accordance with Section 388 of the DGCL and Part XII of the Companies Act, including the filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the proposed new certificate of incorporation of Airship Pubco (as defined below) (the “Proposed Charter”). Upon the effectiveness of the Domestication, BYTS will become a Delaware corporation and will change its corporate name to “Airship AI Holdings, Inc.” (BYTS following the Domestication and the Business Combination, “Airship Pubco”) and all outstanding securities of BYTS will convert into securities of Airship Pubco, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.” The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution of the holders of Class B Ordinary Shares, voting as a separate class, that BYTS be de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Article 49 of the Amended and Restated Articles of Association of BYTS (as amended), Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Cayman Islands Companies Act (As Revised) (the “Domestication”) and conditional upon, and with effect from, the effective time of the Domestication, and the name of Airship Pubco be changed to “Airship AI Holdings, Inc.”

(3)    Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve by way of ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of Airship Pubco Common Stock and securities convertible into shares of Airship Pubco Common Stock to (i) the Airship AI equityholders pursuant to the Merger Agreement, and (ii) to any other persons pursuant to subscription, purchase, or similar agreements BYTS may enter into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal”. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of Airship Pubco Common Stock to Airship AI equityholders pursuant to the Merger Agreement, and any other persons pursuant to subscription, purchase or similar agreements BYTS may enter into prior to Closing be approved in all respects.”

(4)    Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve by way of special resolution the Proposed Charter and the proposed new bylaws (“Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of Airship Pubco (a corporation incorporated in the State of Delaware), (the “Organizational Documents Proposal”). The forms of each of the Proposed Charter and the Proposed Bylaws are attached to the accompanying proxy statement/prospectus as Annex B-1 and Annex B-2, respectively. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals 5A through 5F.”

(5)    Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six (6) separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory non-binding basis by way of ordinary resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

(A)    Advisory Organizational Documents Proposal 5A (Authorized Shares) — authorize the change in the authorized capital stock of BYTS from (a) 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of BYTS to (b) 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of preferred stock (“Advisory Organizational Documents Proposal 5A”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized capital stock of BYTS be changed from 200,000,000 BYTS Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 BYTS Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to 200,000,000 shares of Airship Pubco Common Stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, as described in Advisory Organizational Documents Proposal 5A.”

(B)   Advisory Organizational Documents Proposal 5B (Exclusive Forum Provision) — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”) (“Advisory Organizational Documents Proposal 5B”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that (a) Delaware be adopted as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States be adopted as the exclusive forum for asserting a cause under the Securities Act, as described in Advisory Organizational Documents Proposal 5B.”

(C)    Advisory Organizational Documents Proposal 5C (Required Vote to Amend Charter) — to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter (“Advisory Organizational Documents Proposal 5C”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter; provided that, so long as any shares of Airship Pubco Common Stock remain outstanding, Airship Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Airship Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Airship Pubco Common Stock so as to affect them adversely as described in Advisory Organizational Documents Proposal 5C, be approved.”

(D)    Advisory Organizational Documents Proposal 5D (Removal of Directors) — to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class (“Advisory Organizational Documents Proposal 5D”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, as described in Advisory Organizational Documents Proposal 5D, be approved.”

(E)    Advisory Organizational Documents Proposal 5E (Stockholder Action by Written Consent) — to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting (“Advisory Organizational Documents Proposal 5E”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions requiring or permitting stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting, as described in Advisory Organizational Documents Proposal 5E, be approved.”

(F)    Advisory Organizational Documents Proposal 5F (Additional Changes) — to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making Airship Pubco’s corporate existence perpetual, and (b) removing certain provisions related to BYTS’s status as a blank check company that will no longer be applicable upon Closing, all of which the BYTS Board believes is necessary to adequately address the needs of Airship Pubco after the Business Combination (“Advisory Organizational Documents Proposal 5F”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that certain additional changes, including, among other things, (i) making Airship Pubco’s corporate existence perpetual and (ii) removing certain provisions related to BYTS’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the BYTS Board believes is necessary to adequately address the needs of Airship Pubco after the Business Combination, as described in Advisory Organizational Documents Proposal 5F, be approved.”

(6)    Proposal No. 6 — The Airship Pubco Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve by ordinary resolution the Airship Pubco Equity Incentive Plan (the “Airship Pubco Equity Incentive Plan Proposal”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the Airship AI Holdings, Inc. 2023 Equity Incentive Plan (a copy of which is attached to this proxy statement/prospectus as Annex C) and any form award agreements thereunder, be approved and adopted in all respects.”

(7)    Proposal No. 7 — The Adjournment Proposal — To consider and vote upon a proposal to approve by way of ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Each of Proposal Nos. 1, 2, 3, 4 and 6 is cross-conditioned on the approval of each other (the “Condition Precedent Proposals”). The Advisory Organizational Documents Proposal and the Adjournment Proposal are not cross-conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Only holders of record of BYTS Ordinary Shares at the close of business on November 21, 2023 (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to BYTS’ shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of BYTS’ shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 48 of this proxy statement/prospectus.

After careful consideration, the board of directors of BYTS (the “BYTS Board”) has unanimously approved the Proposed Transaction and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Proposed Transaction, and “FOR” all other proposals presented to BYTS’ shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the BYTS Board, you should keep in mind that BYTS’ directors and officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. Additionally, the Sponsor (as defined below) has the right to vote an aggregate of 9,122,314 shares, or approximately 83.2% of the issued and outstanding BYTS Ordinary Shares, and the Sponsor owns the sole outstanding BYTS Class B Ordinary Share. Accordingly, the Sponsor will be able to approve the Business

Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of Public Shares (as defined herein) (a “Public Shareholder”) may request that BYTS redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold Public Shares through BYTS Units and elect to separate your BYTS Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), BYTS’ transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that BYTS redeem all or a portion of your Public Shares for cash; and

(iii)   tender or deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Holders of BYTS Units must elect to separate Units held by them into the underlying Public Shares and Public Warrants prior to exercising their redemption rights with respect to the Public Shares. Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, BYTS will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the trust account established at the consummation of BYTS’ IPO (the “Trust Account”) that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.78 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting of BYTS — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without BYTS’ prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without BYTS’ prior consent.

On August 1, 2023, BYTS entered into a non-redemption agreement (“Non-Redemption Agreement”) with Byte Holdings LP, a Cayman Islands limited partnership and shareholder of BYTS (the “Sponsor”), pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise redemption rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its redemption rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with an existing shareholder (the “Non-Redeeming Shareholder”) holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

The Merger Agreement is subject to the satisfaction or waiver of customary closing conditions, including, among others: (a) approval of the Business Combination and related agreements and transactions by the respective shareholders of BYTS and Airship AI; (b) the effectiveness of the registration statement on Form S-4 filed by BYTS of which the accompanying proxy statement/prospectus forms a part; (c) the Airship Pubco Common Stock being approved for listing on Nasdaq or another national securities exchange; (d) BYTS having, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the “Securities Act”); (e) the amount of cash remaining in the Trust Account, following redemptions in connection with the transactions, plus the amount of certain permitted financings of BYTS equaling or exceeding $7 million (the “Minimum Cash Condition”); and (f) the unpaid legal fees of BYTS’ outside counsel as of immediately prior to the Closing not exceeding $2 million. Conditions (a) through (d) above are subject to waiver (where permissible) by all parties to the Merger Agreement and conditions (e) and (f) above are subject to waiver by Airship AI. The consummation of any PIPE Financing is not a condition to closing the Business Combination, and BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements. Accordingly, the “maximum redemptions scenario” presented throughout the accompanying proxy statement/prospectus reflects the redemption of 100% of the Public Shares that are not subject to Non-Redemption Agreements.

Unlike other special purpose acquisition companies, BYTS’ Cayman Constitutional Documents do not prohibit BYTS from redeeming Public Shares if such redemption would cause BYTS’ net tangible assets to be less than $5,000,001 following such redemption. The Merger Agreement includes a condition to Closing that BYTS must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by BYTS and Airship AI. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause BYTS’ net tangible assets to be less than $5,000,001 and Airship Pubco does not meet another exemption from the “penny stock” rule (such as the Airship Pubco Common Stock being listed on Nasdaq, or the price of the Airship Pubco Common Stock exceeding $5.00), then the Airship Pubco Common Stock may be a “penny stock” upon Closing. A determination that the Airship Pubco Common Stock is a “penny stock” would require brokers trading in shares of Airship Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Airship Pubco’s securities. See “Risk Factors — A shareholder-approved amendment to BYTS’ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that BYTS have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, BYTS and Airship AI may complete the Business Combination even if the Airship Pubco Common Stock would be a “penny stock” upon the Closing.”

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting. The approval of the Domestication Proposal requires a special resolution of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class.

The Sponsor and each director and officer of BYTS (collectively, the “Insiders”) have agreed to, among other things, vote in favor of the Proposed Transaction, and to waive their redemption rights in connection with the consummation of the Proposed Transaction with respect to any BYTS Ordinary Shares held by them. Such redemption rights waiver was provided in connection with BYTS’ IPO and without any separate consideration paid in connection with providing such waiver. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of the accompanying proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. For so long as Airship Pubco remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Airship Pubco’s status as a controlled company could cause its securities to be less attractive to certain investors or otherwise adversely affect the trading price. See “Risk Factors — Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and an abstention is not a vote cast. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Proposed Transaction and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your BYTS Ordinary Shares, please contact Morrow Sodali LLC, our proxy solicitor, by email at BYTS.info@morrowsodali.com. Individuals may also call Morrow Sodali toll free at (800) 662-5200; banks and brokers can call (203)-658-9400. This notice of extraordinary general meeting and the proxy statement/prospectus are available at https://www.cstproxy.com/byteacquisition/egm2023.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of BYTE Acquisition Corp.
/s/ Kobi Rozengarten
Kobi Rozengarten
Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, PRIOR TO 4:00 P.M. EASTERN TIME ON DECEMBER 15, 2023 (THE SAME DAY AS THE SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING) YOU MUST (1) IF YOU HOLD CLASS A ORDINARY SHARES AS PART OF UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT PRIOR TO 4:00 P.M. EASTERN TIME ON DECEMBER 15, 2023 THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT.

The accompanying proxy statement/prospectus is dated December 5, 2023 and is first being mailed to shareholders on or about December 6, 2023.

i

Annexes

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by BYTS, constitutes a prospectus of Airship Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Airship Pubco Common Stock and Airship Pubco Warrants to be issued to BYTS shareholders and warrantholders and Airship AI equityholders if the Business Combination described herein is consummated. This document also constitutes a proxy statement of BYTS under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of meeting with respect to the extraordinary general meeting of BYTS.

This proxy statement/prospectus also registers under the Securities Act the potential resale of (i) Airship Pubco Common Stock that may be received in the Business Combination by the selling stockholders identified in this proxy statement/prospectus under the heading “Selling Stockholders and Plan of Distribution” (including Airship Pubco Common Stock that may be issued upon the exercise of Airship Pubco Warrants) and (ii) Airship Pubco Warrants received in the Business Combination by the selling stockholders. Airship Pubco will not receive any proceeds from any such offer or sale by the selling stockholders. Airship Pubco could receive up to an aggregate of approximately $5,922,500 from the exercise of all Airship Pubco Warrants registered hereby, assuming the exercise in full of all such warrants for cash at the initial exercise price of $11.50 per share. Airship Pubco expects to use the proceeds received from the cash exercise of the Airship Pubco Warrants, if any, for working capital and other general corporate purposes.

You should rely only on the information contained in this proxy statement/prospectus. BYTS and Airship AI have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December 5, 2023, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

You may request copies of this proxy statement/prospectus, without charge, by written request to BYTS’ Chief Executive Officer at 445 Park Avenue, 9th Floor, New York, NY 10022; or to Morrow Sodali LLC, our proxy solicitor, by email at BYTS.info@morrowsodali.com. Individuals may also call Morrow Sodali toll free at (800) 662-5200; banks and brokers can call (203)-658-9400, or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of BYTS to be held virtually on December 15, 2023, you must request the information no later than five business days prior to the date of the extraordinary general meeting, or by December 8, 2023.

Frequently Used Terms

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “BYTS” refer to BYTE Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware). Following the Domestication, BYTS will be renamed “Airship AI Holdings, Inc.” and referred to in this document as Airship Pubco.

In this document:

“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into by and among Airship Pubco, the Sponsor, certain Airship shareholders and certain other parties thereto upon the completion of the Proposed Transaction. A form of the A&R Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex D.

“Adjournment Proposal” means the proposal to be considered at the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by BYTS that more time is necessary or appropriate to approve one or more proposal at the extraordinary general meeting.

“Advisory Organizational Documents Proposals” means the proposals to be considered at the extraordinary general meeting to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents.

“Aggregate Fully Diluted Airship Common Stock” means the sum, without duplication, of (a) all shares of Airship Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of shares of Airship Common Stock issuable upon full exercise of all Airship Earnout Warrants outstanding as of immediately prior to the Effective Time; plus (c) the aggregate number of shares of Airship Common Stock issuable upon full exercise of all Airship Options (whether vested or unvested) outstanding as of immediately prior to the Effective Time; plus (d) the aggregate number of Airship SARs (whether vested or unvested) outstanding as of immediately prior to the Effective Time.

“Aggregate Merger Consideration” means a number of shares of Airship Pubco Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, issuable to Airship Securityholders upon Closing, which is 22.5 million shares.

“Airship AI” means Airship AI Holdings, Inc., a Washington company.

“Airship AI Board” means the board of directors of Airship AI prior to the Closing.

“Airship Common Stock” means the common stock, no par value, of Airship AI.

“Airship Earnout Holders” means the Airship AI equityholders that hold shares of Airship Common Stock, Airship Options, Airship Earnout Warrants or Airship SARs who have the contingent right to receive up to 5.0 million Earnout Shares pursuant to the Merger Agreement.

“Airship Earnout Warrant” means each warrant to purchase shares of Airship Common Stock set forth on Schedule 1.1(a) to the Merger Agreement.

“Airship Option” means each option (whether vested or unvested) to purchase shares of Airship Common Stock outstanding immediately prior to the Effective Time.

“Airship Pubco” means BYTS following the Closing (which after the Domestication will be a corporation incorporated under the laws of the State of Delaware and which will be renamed “Airship AI Holdings, Inc.”).

“Airship Pubco Board” means the board of directors of Airship Pubco subsequent to the Closing.

“Airship Pubco Common Stock” means the common stock of Airship Pubco, par value $0.0001 per share.

“Airship Pubco Equity Incentive Plan” means the Airship AI Holdings, Inc. 2023 Equity Incentive Plan, which will become effective upon the Closing. A copy of the Airship Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C.

“Airship Pubco Equity Incentive Plan Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Airship Pubco Equity Incentive Plan.

“Airship Pubco Security” means a share of Airship Pubco Common Stock or an Airship Pubco Warrant.

“Airship Pubco Warrant” means a BYTS Warrant that will become exercisable for one share of Airship Pubco Common Stock subsequent to the Closing.

“Airship SAR” means a stock appreciation right granted under Airship AI’s stock appreciation rights plan outstanding immediately prior to the Effective Time.

“Airship SAR Holder” means a holder of Airship SARs prior to the Closing.

“Airship Shareholder” means a holder of shares of Airship Common Stock prior to the Closing.

“Airship Securityholder” means a holder of shares of Airship Common Stock, Airship Options, Airship Earnout Warrants or Airship SARs prior to the Closing.

“Airship Warrant” means a warrant to purchase shares of Airship Common Stock that is outstanding and unexercised (in whole or in part) immediately prior to the Effective Time.

“Airship Warrant Holder” means a holder of Airship Warrants prior to the Closing.

“Ancillary Agreements” means each of the agreements and instruments contemplated by the Merger Agreement or otherwise related to the transactions contemplated by the Merger Agreement and such other agreements or instruments contemplated by the Merger Agreement, in each case that was executed and delivered on the date of the Merger Agreement or on or prior to the date of Closing by BYTS, Merger Sub, the Sponsor, Airship AI, an Airship Securityholder and/or any of their respective affiliates, including, the A&R Registration Rights Agreement, the Proposed Charter, the Proposed Bylaws, the Parent Support Agreement and the Company Support Agreement.

“Base Purchase Price” means $225,000,000.

“Business Combination Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Proposed Transaction.

“BYTS” means BYTE Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware).

“BYTS Board” means the board of directors of BYTS prior to the Closing.

“BYTS Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares of BYTS, par value $0.0001 per share.

“BYTS Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares of BYTS, par value $0.0001 per share.

“BYTS Ordinary Shares” means, collectively, the BYTS Class A Ordinary Shares and the BYTS Class B Ordinary Shares.

“BYTS Units” means the units sold in the IPO (including pursuant to the overallotment option) consisting of one BYTS Class A Ordinary Share and one-half of one BYTS Warrant.

“BYTS Warrant” means a redeemable warrant exercisable for one BYTS Class A Ordinary Share at an exercise price of $11.50 per share.

“Cayman Constitutional Documents” means BYTS’ Amended and Restated Memorandum and Articles of Association, as amended from time to time.

“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.

“Closing” means the closing of the Proposed Transaction.

“Closing Date” means the date of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” refers to the Cayman Islands Companies Act (As Revised).

“Company Revenue” means for the applicable earnout period, the revenues of Airship AI on a consolidated basis, calculated in accordance with U.S. GAAP and determined on a basis consistent with past practices.

“Company Support Agreement” means the support agreement, dated as of June 27, 2023, entered by and among BYTS, Airship AI and certain shareholders of Airship AI, as it may be amended and supplemented from time to time, pursuant to which such Airship AI shareholders have agreed, among other things, to vote in favor of the adoption and approval of the Business Combination. A copy of the Company Support Agreement is attached to this proxy statement/prospectus as Annex E.

“Condition Precedent Proposals” mean the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal and the Airship Pubco Equity Incentive Plan Proposal.

“Continental” or “Transfer Agent” means Continental Stock Transfer & Trust Company.

“Conversion Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of shares constituting the Aggregate Fully Diluted Airship Common Stock immediately prior to Effective Time.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domestication” means the domestication of BYTS as a Delaware corporation in accordance with the DGCL, the Companies Act and the Cayman Constitutional Documents, in which BYTS will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (as attached hereto at Annex B-1) consistent with the DGCL and changing the name and registered office of BYTS.

“Domestication Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Domestication.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Earnout Escrow Agreement” means the escrow agreement, effective as of the Closing, providing for the Earnout Shares to be placed in escrow.

“Effective Time” means the effective time of the Business Combination.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extraordinary General Meeting” means the extraordinary general meeting of BYTS’ shareholders, to be held virtually at 4:30 p.m., Eastern Time on December 15, 2023, via live webcast at https://www.cstproxy.com/byteacquisition/egm2023, and any adjournments or postponements thereof.

“Founder Shares” means the 8,092,313 currently outstanding BYTS Class A Ordinary Shares of BYTS owned by the Sponsor.

“GAAP” means U.S. generally accepted accounting principles.

“IRS” means the U.S. Internal Revenue Service.

“Insiders” means the Sponsor and each director and officer of BYTS.

“Insider Letter” means BYTS’ letter agreements with the Insiders, dated March 18, 2021, containing provisions relating to transfer restrictions of the Founder Shares and Private Placement Units, indemnification of the Trust Account, waiver of Redemption Rights and participation in liquidation distributions from the Trust Account. No separate consideration was paid to the Insiders in connection with the waiver of Redemption Rights.

“IPO” or “Initial Public Offering” means BYTS’ initial public offering of the BYTS Units, BYTS Class A Ordinary Shares and BYTS Warrants pursuant to registration statements on Form S-1 declared effective by the SEC on March 17, 2021 (SEC File No. 333-253618). On March 23, 2021, BYTS completed its initial public offering.

“Maximum Redemptions Scenario” means a redemptions scenario that assumes that 1,173,604 Public Shares, or approximately 63.9% of the outstanding Public Shares and 100% of all Public Shares that are not subject to Non-Redemption Agreements, are redeemed in connection with the Business Combination for an aggregate payment of approximately $12.6 million from the Trust Account at a redemption price of approximately $10.70 per share. The Maximum Redemptions Scenario also reflects redemptions of the maximum number of Public Shares that can be redeemed without violating the Minimum Cash Condition because BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements.

“Merger” means the statutory merger of Merger Sub with and into Airship AI pursuant to the terms of the Merger Agreement, and in accordance with the applicable provisions of the WBCA, with Airship AI continuing as the surviving entity and a wholly-owned subsidiary of Airship Pubco and changing its name to “Airship AI, Inc.”.

“Merger Agreement” means the Merger Agreement, dated as of June 27, 2023, by and among BYTS, Merger Sub and Airship AI, as amended on September 22, 2023 and as it may be further amended and/or restated from time to time. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

“Merger Sub” means BYTE Merger Sub, Inc., a Washington corporation and a wholly-owned subsidiary of BYTS.

“Minimum Cash Condition” means the condition that, as of the Closing Date, (a) all amounts in the Trust Account, following payment of all amounts payable to BYTS Class A Ordinary Shares held by the Public Shareholders; plus (b) the amount of any PIPE Financing (as such amounts are finally delivered to Parent at or prior to the Closing by investors in the PIPE Financing) will equal or exceed $7,000,000.

“Morrow Sodali” means Morrow Sodali LLC, proxy solicitor to BYTS.

“Nasdaq” means The Nasdaq Stock Market LLC.

“No Additional Redemptions Scenario” means a redemptions scenario that assumes that no Public Shares are redeemed in connection with the Business Combination.

“Organizational Documents Proposal” means the proposal to be considered at the extraordinary general meeting to approve by special resolution the Proposed Charter and the Proposed Bylaws. A copy of each of the Proposed Charter and the Proposed Bylaws is attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively.

“Parent Support Agreement” means the support agreement, dated as of June 27, 2023, entered by and among BYTS, Airship AI and the Sponsor, as it may be amended and supplemented from time to time, pursuant to which the Sponsor has agreed, among other things, to vote in favor of the adoption and approval of the Business Combination, forfeit certain Sponsor Shares and make the Share Contribution. A copy of the Parent Support Agreement is attached to this proxy statement/prospectus as Annex F.

“Person” means any individual, firm, corporation, partnership, limited liability company, association, trust, joint venture, joint stock company, governmental authority or instrumentality or other entity or organization of any other kind.

“PIPE Financing” means any purchase by investors of BYTS shares in connection with a private placement at or prior to the Closing on terms mutually agreeable to BYTS and Airship AI, acting reasonably. At the time of this filing, there is no commitment for any PIPE Financing and there can be no assurance that BYTS and Airship AI will enter into agreements for any PIPE Financing.

“Private Placement Shares” means the BYTS Class A Ordinary Shares underlying the Private Placement Units.

“Private Placement Units” means the 1,030,000 private placement units, each consisting of one BYTS Class A Ordinary Share and one-half of one BYTS Warrant, purchased by the Sponsor for a purchase price of $10,300,000, or $10.00 per unit, simultaneously with the closing of the IPO.

“Private Placement Warrants” means the 515,000 BYTS Warrants comprising part of the Private Placement Units, which will become 515,000 Airship Pubco Warrants in connection with the Closing.

“Proposed Bylaws” mean the proposed bylaws of Airship Pubco to be in effect following the Domestication and Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B-2.

“Proposed Charter” means the proposed certificate of incorporation of Airship Pubco to be in effect following the Domestication and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B-1.

“Proposed Organizational Documents” means the Proposed Charter and the Proposed Bylaws.

“Proposed Transaction” or “Business Combination” means the transactions contemplated by the Merger Agreement and the other agreements contemplated therein.

“Public Shareholders” means the holders of BYTS Class A Ordinary Shares that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Shares” means the BYTS Class A Ordinary Shares sold in the IPO (whether they were purchased in the IPO as part of the BYTS Units or thereafter in the open market) and, following the Domestication, the shares of Airship Pubco Common Stock received in connection with the Domestication upon conversion of such BYTS Class A Ordinary Shares.

“Public Warrant Holders” means the holders of the Public Warrants of BYTS.

“Public Warrants” means the BYTS Warrants sold in the IPO (whether they were purchased in the IPO as part of the BYTS Units or thereafter in the open market).

“Record Date” means November 21, 2023.

“Redemption” means the redemption of Public Shares for the Redemption Price.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account that are available for distribution to Public Shareholders in accordance with the Cayman Constitutional Documents (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two business days prior to the completion of the Proposed Transaction in accordance with the Cayman Constitutional Documents.

“Redemption Rights” means the rights of the Public Shareholders to demand Redemption of their Public Shares into cash in accordance with the procedures set forth in the Cayman Constitutional Documents and this proxy statement/prospectus.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Scalar” means Scalar, LLC, the fairness opinion provider to BYTS.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder Proposals” means, collectively, (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Airship Pubco Equity Incentive Plan Proposal and (g) the Adjournment Proposal, if presented.

“Sponsor” means Byte Holdings LP, a Cayman Islands limited partnership.

“Sponsor Shares” means 4,492,313 of the Founder Shares held by the Sponsor.

“Stock Issuance Proposal” means the proposal to be considered at the extraordinary general meeting to approve for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of Airship Pubco Common Stock and securities convertible into shares of Airship Pubco Common Stock to (i) the Airship AI equityholders pursuant to the Merger Agreement, and (ii) to any other persons pursuant to subscription, purchase, or similar agreements BYTS may enter into prior to Closing.

“Trust Account” means the trust account of BYTS, which holds the net proceeds from the IPO and the sale of the Private Placement Units, together with interest earned thereon, less amounts released to pay taxes.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of March 18, 2021, by and between BYTS and the Transfer Agent, as trustee.

“Warrant Agreement” means the Warrant Agreement, dated as of March 18, 2021, between BYTS and the Transfer Agent, as warrant agent, which governs BYTS’ outstanding warrants.

“WBCA” means the Washington Business Corporation Act, as amended.

“25% Redemptions Scenario” means a redemptions scenario that assumes that 293,401 Public Shares are redeemed for an aggregate payment of approximately $3.14 million at an assumed redemption price of approximately $10.70 per share, which represents approximately 25% of the Public Shares that are not subject to Non-Redemption Agreements.

“50% Redemptions Scenario” means a redemptions scenario that assumes that 586,802 Public Shares are redeemed for an aggregate payment of approximately $6.28 million at an assumed redemption price of approximately $10.70 per share, which represents approximately 50% of the Public Shares that are not subject to Non-Redemption Agreements.

“75% Redemptions Scenario” means a redemptions scenario that assumes that 880,203 Public Shares are redeemed for an aggregate payment of approximately $9.42 million at an assumed redemption price of approximately $10.70 per share, which represents approximately 75% of the Public Shares that are not subject to Non-Redemption Agreements.

Market and Industry Data

We are responsible for the disclosure contained in this proxy statement/prospectus. However, information contained in this proxy statement/prospectus concerning the market and the industry in which Airship AI competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Airship AI based on such sources and Airship AI’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable. The industry in which Airship AI operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Airship AI’s Business” and elsewhere in this proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for BYTS and Airship AI to complete the Proposed Transaction. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•        the benefits of the Proposed Transaction;

•        the ability to consummate the Business Combination;

•        the future financial performance of Airship Pubco following the Proposed Transaction;

•        changes in the market for Airship AI’s products and services; and

•        expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and BYTS and Airship AI managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of BYTS, Airship AI and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing BYTS’ or Airship AI’s views as of any subsequent date. Neither BYTS nor Airship AI undertakes any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set out in this proxy statement/prospectus. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the occurrence of any event, change or other circumstances that could delay the Proposed Transaction or give rise to the termination of the Merger Agreement;

•        estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the Proposed Transaction;

•        risks relating to the uncertainty of the projected financial information with respect to Airship Pubco;

•        the outcome of any legal proceedings that may be instituted against Airship AI or BYTS following announcement of the Proposed Transaction and transactions contemplated thereby;

•        the inability to complete the Proposed Transaction due to the failure to obtain approval of the BYTS shareholders or the failure of BYTS to meet the conditions to closing in the Merger Agreement;

•        the inability to maintain the listing of the Airship Pubco Common Stock on Nasdaq following the Proposed Transaction;

•        Airship Pubco’s public securities’ liquidity and trading;

•        the risk that the Proposed Transaction disrupts current plans and operations;

•        the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, and the ability of Airship Pubco to grow and manage growth profitably;

•        costs related to the Proposed Transaction;

•        Airship AI’s ability to obtain sufficient additional financing, on acceptable terms or at all, and ability to continue as a going concern;

•        the impact of Airship AI’s remaining indebtedness outstanding following the Proposed Transaction;

•        changes in the market in which Airship AI competes, including with respect to its competitive landscape, technology evolution or changes in applicable laws or regulations;

•        the impact of macroeconomic events, such as inflation, recessions or depressions, war or fears of war, and the coronavirus (“COVID-19”) pandemic;

•        changes in the vertical markets that Airship AI targets;

•        the impact of current or future government regulation and oversight, including the U.S. federal, state and local authorities;

•        the ability to launch new Airship AI services and products or to profitably expand into new markets;

•        the ability to execute Airship AI’s growth strategies, including identifying and executing acquisitions;

•        the ability to develop and maintain effective internal controls and procedures or correct the previously identified material weakness;

•        the exposure to any liability, protracted and costly litigation or reputational damage relating to Airship AI’s data security;

•        the possibility that Airship AI or BYTS may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under “Risk Factors” of this proxy statement/prospectus.

Questions and Answers for Shareholders of BYTS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Proposed Transaction. The following questions and answers do not include all the information that is important to BYTS’ shareholders. BYTS urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Proposed Transaction and the voting procedures for the extraordinary general meeting, which will be held at 4:30 p.m., Eastern Time, on December 15, 2023, virtually via live webcast. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020. To participate in the extraordinary general meeting online, visit https://www.cstproxy.com/byteacquisition/egm2023 and enter the 12-digit control number included on your proxy card. You may register for the extraordinary general meeting as early as 9:00 a.m., Eastern Time, on December 8, 2023. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     You are receiving this proxy statement/prospectus because you are a shareholder of BYTS and you are entitled to vote at the extraordinary general meeting to approve the matters set forth herein. This document serves as:

•        a proxy statement of BYTS to solicit proxies for the extraordinary general meeting on the matters set forth herein;

•        a prospectus of Airship Pubco to offer Airship Pubco Common Stock and Airship Pubco Warrants to the BYTS shareholders and warrantholders in the Domestication and to the Airship AI equityholders in the Merger; and

•        a prospectus of Airship Pubco for the sale by the selling stockholders of the Airship Pubco Common Stock and Airship Pubco Warrants received in the Business Combination.

BYTS shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Proposed Transaction. The Merger Agreement provides for, among other things, (i) the Domestication of BYTS and (ii) the Merger of Merger Sub with and into Airship AI, with Airship AI surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement and the applicable provisions of the WBCA, as more fully described elsewhere in this proxy statement/prospectus. See “The Domestication Proposal” and “The Business Combination Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

THE VOTE OF PUBLIC SHAREHOLDERS IS IMPORTANT. PUBLIC SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF BYTS AND AIRSHIP AI.

Q.     What proposals are shareholders of BYTS being asked to vote upon?

A.      At the extraordinary general meeting, BYTS is asking holders of BYTS Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Domestication Proposal;

•        The Stock Issuance Proposal;

•        The Organizational Documents Proposal;

•        The Advisory Organizational Documents Proposals;

•        The Airship Pubco Equity Incentive Plan Proposal; and

•        The Adjournment Proposal, if presented.

If BYTS’ shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could be terminated and the Proposed Transaction may not be consummated. See “The Business Combination Proposal,” “The Domestication Proposal,” “The Stock Issuance Proposal,” “The Organizational Documents Proposal,” and “The Airship Pubco Equity Incentive Plan Proposal,” of this proxy statement/prospectus, respectively.

BYTS will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Proposed Transaction and the other matters to be acted upon at the extraordinary general meeting. Shareholders of BYTS should read it carefully.

After careful consideration, the BYTS Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Airship Pubco Equity Incentive Plan Proposal, and (g) the Adjournment Proposal, if presented, are in the best interests of BYTS and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Proposed Transaction is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.     Why is BYTS proposing the Proposed Transaction?

A.     BYTS was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Airship AI is a U.S. owned and operated technology company headquartered in Redmond, Washington. Airship AI is an AI-driven video, sensor and data management surveillance platform that improves public safety and operational efficiency for public sector and commercial customers by providing predictive analysis of events before they occur and meaningful intelligence to decision makers.

Based on its due diligence investigations of Airship AI and the industry in which it operates, including the financial and other information provided by Airship AI in the course of BYTS’ due diligence investigations, the BYTS Board believes that the Proposed Transaction with Airship AI is in the best interests of BYTS and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “The Business Combination Proposal — BYTS Board of Director’s Reasons for the Approval of the Business Combination” for additional information.

Although the BYTS Board believes that the Proposed Transaction with Airship AI presents an attractive business combination opportunity and is in the best interests of BYTS and its shareholders, the BYTS Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in “The Business Combination Proposal — BYTS Board of Director’s Reasons for the Approval of the Business Combination,” as well as in “Risk Factors — Risks Related to Airship AI’s Business”.

Q.     What will Airship Securityholders receive in connection with the Business Combination?

A.     Under the Merger Agreement, the holders of shares of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs immediately prior to the Closing will receive aggregate consideration of $225.0 million in the form of shares of Airship Pubco Common Stock (at a deemed value of $10.00 per share) in exchange for their outstanding equity interests, as set forth in more detail below.

The Merger Agreement also provides, among other things, that the Airship Earnout Holders have the contingent right to receive up to 5.0 million Earnout Shares, subject to the following contingencies:

(A)    25% of the Earnout Shares if the First Operating Performance Milestone is achieved;

(B)    75% of the Earnout Shares if the Second Operating Performance Milestone is achieved;

(C)    50% of the Earnout Shares if the First Share Price Performance Milestone is achieved; and

(D)    50% of the Earnout Shares if the Second Share Price Performance Milestone is achieved.

Pursuant to the Merger Agreement, at the Effective Time, (i) each Airship Option that is outstanding as of immediately prior to the Effective Time will be converted into a Converted Stock Option and the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, (ii) each Airship Warrant that is outstanding as of immediately prior to the Effective Time will be converted into a Converted Warrant and, with respect to the Airship Earnout Warrants only, the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (iii) each Airship SAR that is outstanding immediately prior to the Effective Time will automatically be assumed by Airship Pubco and converted into a Converted SAR. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted Stock Option, Converted Warrant and Converted SAR.

The Proposed bylaws will provide that the shares of Airship Pubco Common Stock issued to all holders of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs as merger consideration will be subject to a lock-up for a period of 180 days following the Closing, and that Airship Pubco Common Stock issued to such holders upon satisfaction of the First Operating Performance Milestone (if any) will be subject to a 12-month lock-up period beginning on the date such shares are issued, unless waived, amended or repealed by the unanimous approval of the Airship Pubco Board.

For information on the percentage of the issued and outstanding shares of Airship Pubco Common Stock immediately following the Closing that are expected to be held by the Airship Securityholders, the Sponsor and BYTS’ current public security holders, in various redemption scenarios, based on Airship AI’s balance of capital stock as of September 30, 2023, see “— What equity stake will current BYTS shareholders and Airship Securityholders hold in Airship Pubco immediately after the consummation of the Proposed Transaction?”.

Q.     What equity stake will current BYTS shareholders and Airship Securityholders hold in Airship Pubco immediately after the consummation of the Proposed Transaction?

A.     It is anticipated that, following the Business Combination, an aggregate of 27,540,891 shares of Airship Pubco Common Stock will be outstanding, assuming maximum redemptions and based on Airship AI’s balance of capital stock as of September 30, 2023, comprised of: (i) 18,417,089 shares of Airship Pubco Common Stock issued to Airship Securityholders in the Merger (including 5,000,000 Earnout Shares, which shares will be issued and held in escrow as of the Closing Date, but excluding the shares of Airship Pubco Common Stock reserved for issuance upon the exercise of Converted Stock Options, Converted Warrants and Converted SARs, which will not be outstanding immediately following the Closing), constituting approximately 66.9% of the outstanding Airship Pubco Common Stock; (ii) 8,692,868 shares of Airship Pubco Common Stock issued to the Sponsor (which reflects the forfeiture of 1,000,000 shares by the Sponsor pursuant to the Parent Support Agreement, 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, and all of the Share Contribution shares retained in respect of such Public Shares), constituting approximately 31.6% of the outstanding Airship Pubco Common Stock; (iii) 93,434 shares of Airship Pubco Common Stock held by the Non-Redeeming Shareholder, constituting less than 1% of the outstanding Airship Pubco Common Stock; (iv) no shares of Airship Pubco Common Stock held by BYTS Public Shareholders (not including the 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and the 93,434 Public Shares held by the Non-Redeeming Shareholder), and (v) 337,500 shares of Airship Pubco Common Stock issuable to certain service providers, constituting approximately 1.2% of the outstanding Airship Pubco Common Stock. These percentages assume that no BYTS Warrants will be exercised and there are no other issuances of equity securities of Airship Pubco prior to or in connection with the Closing, including any equity awards that may be issued under the Airship Pubco Equity Incentive Plan following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by BYTS’ existing shareholders in the combined company will be different.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Unaudited Condensed Combined Pro Forma Financial Information”. For more information, including the ownership percentages in the no additional redemptions scenario and the effect of certain dilutive securities, see the section entitled “The Business Combination Proposal — Ownership of Airship Pubco after the Closing”.

Q.     Will Airship Pubco be a controlled company?

A.     Yes. Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. For so long as Airship Pubco remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Airship Pubco’s status as a controlled company could cause its securities to be less attractive to certain investors or otherwise adversely affect the trading price. See “Risk Factors — Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Q.     How has the announcement of the Proposed Transaction affected the trading price of the BYTS Class A Ordinary Shares?

A.     On June 26, 2023, the last trading date prior to the public announcement of the Proposed Transaction, BYTS Units, BYTS Class A Ordinary Shares and Public Warrants closed at $11.65, $10.95 and $0.1282, respectively. As of November 21, 2023, the Record Date, the closing price for each BYTS Units, BYTS Class A Ordinary Shares and Public Warrants was $10.64, $10.70 and $0.03, respectively.

Q.     Why is BYTS proposing the Domestication?

A.     The BYTS Board believes that there are significant advantages to Airship Pubco that will arise as a result of a change of BYTS’ domicile to the State of Delaware. Further, the BYTS Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The BYTS Board believes that there are several reasons why a reincorporation in the State of Delaware is in the best interests of BYTS and its shareholders, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in “The Domestication Proposal — Reasons for the Domestication”.

To effect the Domestication, BYTS will (a) file with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Proposed Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, (b) complete and make and procure all those filings required to be made with the Cayman Registrar under the Companies Act in connection with the Domestication, and (c) obtain a certificate of de-registration from the Cayman Registrar, as a result of which BYTS will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the Closing under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of BYTS Class B Ordinary Shares, being the affirmative vote of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

Q.     What amendments will be made to the Cayman Constitutional Documents?

A.     The consummation of the Proposed Transaction is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Proposed Transaction, BYTS’ shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Charter and the Proposed Bylaws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in “The Domestication Proposal” of this proxy statement/prospectus.

Q.     How will the Domestication affect my BYTS Class A Ordinary Shares, BYTS Warrants and BYTS Units?

A.     In connection with the Domestication, at the effective time of the Domestication, (i) each then issued and outstanding BYTS Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Airship Pubco Common Stock; (ii) each then issued and outstanding BYTS Warrant (including each Private Placement Warrant) will become exercisable for one share of Airship Pubco Common Stock having the same terms and subject to the same conditions of such BYTS Warrant; and (iii) each then issued and outstanding BYTS Unit will separate and convert automatically into one share of Airship Pubco Common Stock and one-half of one Airship Pubco Warrant.

Q.     What are the U.S. federal income tax considerations of the Domestication?

A.     As discussed more fully under “Material U.S. Federal Income Tax Considerations,” White & Case LLP has delivered an opinion that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). As such, subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Effects of the Domestication to U.S. Holders — PFIC Considerations,” U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of BYTS stock entitled to vote or 10% or more of the total value of all classes of BYTS stock (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a dividend deemed paid by BYTS the “all earnings and profits amount” attributable to the BYTS Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code;

•        A U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, is not a 10% U.S. Shareholder will recognize gain (but not loss) with respect to its BYTS Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s BYTS Class A Ordinary Shares; and

•        A U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication.

BYTS does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Effects of the Domestication to U.S. Holders — PFIC Considerations,” BYTS believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In such case, notwithstanding the U.S. federal income tax consequences of the Domestication discussed in the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of BYTS Class A Ordinary Shares or BYTS Warrants for Airship Pubco Common Stock or Airship Pubco Warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Effects of the Domestication to U.S. Holders — PFIC Considerations — QEF Election and Mark-to-Market Election” with respect to their BYTS Class A Ordinary Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to BYTS Warrants, and the application of the PFIC rules to BYTS Warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “Material U.S. Federal Income Tax Considerations — U.S. Holders”.

Each U.S. Holder of BYTS Class A Ordinary Shares or BYTS Warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of BYTS Class A Ordinary Shares and BYTS Warrants for Airship Pubco Common Stock and Airship Pubco Warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s Airship Pubco Common Stock after the Domestication.

Because the Domestication will occur immediately prior to the redemptions of holders that exercise Redemption Rights with respect to Public Shares, holders exercising Redemption Rights would still be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “Material U.S. Federal Income Tax Considerations”.

Q.     Do I have Redemption Rights?

A.     If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your Redemption Rights, please see the answer to the next question: “How do I exercise my Redemption Rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without BYTS’ prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without BYTS’ prior consent.

As part of the Letter Agreement entered into at the time of BYTS’ IPO, the Insiders agreed to waive their Redemption Rights with respect to all of the Founder Shares in connection with the completion of the Business Combination. The Insiders did not receive any separate consideration paid in connection with providing such waiver. Additionally, the Sponsor agreed to waive its Redemption Rights with respect to the Public Shares acquired by it pursuant to the Non-Redemption Agreement, and in consideration the Sponsor will be paid $0.033 per share per month. The Founder Shares will be excluded from the pro rata calculation used to determine the per share Redemption Price. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of the Record Date of approximately $19,811,345, the estimated per share redemption price would have been approximately $10.78.

Holders of BYTS Warrants do not have redemption rights with respect to their BYTS Warrants.

Holders of Public Shares who also hold Public Warrants may elect to redeem their Public Shares, and still retain their Public Warrants. The aggregate value of the 16,184,626 Public Warrants based on the closing price for the Public Warrants of $0.03 on November 21, 2023, the Record Date, was approximately $485,539. Public stockholders who redeem their Public Shares may continue to hold any Public Warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants, if despite such redemptions, the Business Combination was consummated. Assuming the maximum redemption of 1,173,604 Public Shares, and assuming each redeeming shareholder holds one-half of one warrant for each Public Share redeemed, representing the number of warrants initially included in the BYTS Units, up to 586,802 Public Warrants would be retained by redeeming stockholders (assuming all such holders elected not to exercise their warrants, and assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of Public Warrants following the Closing) with an aggregate market value of approximately $17,604, based on the market price of $0.03 per Public Warrant as of November 21, 2023. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination.

As indicated elsewhere in this proxy statement/prospectus, the outstanding BYTS Warrants represent potential additional dilution to BYTS Shareholders. See “Summary of the Proxy Statement/Prospectus — Ownership of Airship Pubco After the Closing.” The BYTS Warrants will become exercisable beginning 30 days after the Closing. For a discussion of the risks relating to warrant dilution, see “Risk Factors — Airship Pubco Warrants will become exercisable for Airship Pubco Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. Such dilution will increase if more shares of BYTS Class A Ordinary Shares are redeemed.”

Q.     How do I exercise my Redemption Rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through BYTS Units and elect to separate your BYTS Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(b)    submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that BYTS redeem all or a portion of your Public Shares for cash; and

(c)     tender or deliver your share certificates for Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

The address of the Transfer Agent is listed under the question “Who can help answer my questions?” beginning on page 29 of this proxy statement/prospectus.

Holders of BYTS Units must elect to separate the BYTS Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If holders hold their BYTS Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the BYTS Units into the underlying Public Shares and Public Warrants, or if a holder holds BYTS Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.78 per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of BYTS’ creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your Redemption Rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Proposed Transaction.

A BYTS shareholder may withdraw a request for Redemption until the redemption deadline and, following this deadline, with BYTS’ consent up until the Closing. Furthermore, if a holder of a Public Share tenders or delivers its share certificates (if any) along with the redemption forms in connection with an election of its Redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that BYTS permit the withdrawal of the request for Redemption and instruct the Transfer Agent to return the share certificates (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of Redemption Rights must be received by the Transfer Agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for Redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been tendered or delivered (either physically or electronically) to the Transfer Agent, prior to 4:00 p.m. Eastern Time on December 15, 2023 (the same day as the scheduled vote at the extraordinary general meeting).

If a holder of Public Shares properly makes a request for Redemption and the certificates for Public Shares (if any) along with the redemption forms are tendered or delivered as described above, then, if the Proposed Transaction is consummated, Airship Pubco will redeem the Public Shares for a pro rata portion of funds held in the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction.

If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If you are a holder of Public Shares and you exercise your Redemption Rights, such exercise will not result in the loss of any Public Warrants that you may hold.

Q.     How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any Public Warrant holders post-Business Combination?

A.     The Public Warrants are identical to the Private Placement Warrants in their respective material terms and provisions, except that the Private Placement Warrants will not be redeemable by BYTS so long as they are held by the Sponsor or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by BYTS and exercisable by the holders on the same basis as the Public Warrants. The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants until 30 days after the consummation of the Business Combination. The aforementioned terms of the Private Placement Warrants are detailed in the Warrant Agreement and are not modified as a result of the Business Combination.

Following the consummation of the Business Combination, Airship Pubco has the ability to redeem the outstanding Public Warrants for cash at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the closing price of Airship Pubco Common Stock is equal to or exceeds $18.00 per share (as adjusted for sub share sub divisions, share capitalizations, reorganizations, recapitalization and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Airship Pubco sends the notice of redemption to warrant holders. The value received upon redemption of the warrants (i) may be less than the value the holders would have received if they have exercised their warrants at a later time when the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants.

In addition, Airship Pubco will have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the last reported sale price of the Airship Pubco Common Stock equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Airship Pubco sends the notice of redemption to the warrant holders. In such a case, the holders will be able to exercise their Public Warrants on a cashless basis prior to redemption for a number of the Airship Pubco Common Stock determined based on the redemption date and the fair market value of the Airship Pubco Common Stock. If the reference value is less than $18.00 per share, the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above. Any such redemption may have similar consequences to a cashless redemption described in “Description of Airship Pubco Securities — Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $10.00”. In addition, such redemption may occur at a time when the warrants are “out-of-the-money”, in which case warrant holders would lose any potential embedded value from a subsequent increase in the value of Airship Pubco Common Stock had the warrants remained outstanding. For more information, see “Description of Airship Pubco Securities — Warrants — Public Warrants”.

In the event that Airship Pubco determines to redeem the Public Warrants pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, Airship Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Airship Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Q.     If I am a holder of BYTS Units, can I exercise Redemption Rights with respect to my BYTS Units?

A.     No. Holders of issued and outstanding BYTS Units must elect to separate the BYTS Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If you hold your BYTS Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the BYTS Units into the underlying Public Shares and Public Warrants, or if you hold BYTS Units registered in your own name, you must contact the Transfer Agent, directly and instruct them to do so. You are requested to cause your Public Shares to be separated and tendered or delivered to the Transfer Agent, along with the redemption forms by 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order to exercise your Redemption Rights with respect to your Public Shares.

Q.     What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A.     The U.S. federal income tax consequences of exercising your Redemption Rights with respect to your Public Shares depend on when the Redemption occurs and your particular facts and circumstances. It is possible that you may be treated as selling your Public Shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a Redemption of Public Shares qualifies for sale treatment will depend largely on the total number of Public Shares of BYTS stock you are treated as owning before and after the redemption (including any shares that you constructively own as a result of owning Public Warrants and any shares that you directly or indirectly acquire pursuant to the Business Combination) relative to all of the shares of BYTS (or Airship Pubco, as the case may be) stock outstanding both before and after the redemption. Redeeming U.S. Holders generally will be subject to the PFIC rules with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Public Shares (if the Redemption were treated as a sale of shares) or any corporate distributions deemed received on its Public Shares (if the Redemption were treated as a corporate distribution). For a more complete discussion of the U.S. federal income tax considerations of an exercise of Redemption Rights, see “Material U.S. Federal Income Tax Considerations”.

All Public Shareholders considering exercising Redemption Rights are urged to consult their tax advisor on the tax consequences to them of an exercise of Redemption Rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Proposed Transaction?

A.     Following the closing of the IPO (including partial exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $323,692,510 of the net proceeds from the IPO and the sale of the Private Placement Units was placed in the Trust Account. BYTS initially had until March 23, 2023 to consummate an initial business combination. On March 16, 2023, BYTS held an extraordinary general meeting (the “First Extension Meeting”). At the First Extension Meeting, the shareholders approved amendments to the Cayman Constitutional Documents to extend the date by which BYTS must complete an initial business combination from March 23, 2023 to September 25, 2023 (the “First Extension”). In connection with the First Extension Meeting, shareholders holding an aggregate of 30,006,034 BYTS Class A Ordinary Shares exercised their right to redeem their shares for $10.22 per share of the funds held in the Trust Account. On September 22, 2023, BYTS held a second extraordinary general meeting (the “Second Extension Meeting”). At the Second Extension Meeting, BYTS shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which BYTS must complete an initial business combination, from September 25, 2023 to December 26, 2023 and to allow BYTS, without another shareholder vote, by resolution of the BYTS Board, to further extend such date by three months until March 25, 2024 (the “Second Extension”) and (ii) remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. At the Second Extension Meeting shareholders also re-elected Louis Lebedin as a Class I director of the BYTS Board. In connection with the Second Extension Meeting, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account.

As of the Record Date, funds in the Trust Account totaled approximately $19,811,345 and were held in an interest-bearing bank deposit account. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of BYTS’ obligation to redeem 100% of the Public Shares if it does not complete a business combination by March 25, 2024 and (c) the Redemption of all of the Public Shares if BYTS is unable to complete a business combination by March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Proposed Transaction, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their Redemption Rights, to pay transaction fees and expenses associated with the Proposed Transaction, and for working capital and general corporate purposes of Airship Pubco following the Proposed Transaction.

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement, dated March 18, 2021, by and between Citigroup Global Markets Inc. (“Citi”), acting individually and as representative of the several underwriters listed on Schedule I thereto (the “Underwriting Agreement”), at the time of the IPO, BYTS provided an upfront discount to the underwriters of its IPO of $6,473,850. In addition, pursuant to the Underwriting Agreement, Citi was entitled to a deferred underwriting discount of $0.35 per BYTS Unit totaling $11,329,238 upon the consummation of the Business Combination, which would be payable from the amounts held in the Trust Account. Citi agreed to allocate a portion of its deferred underwriting commission to B. Riley Securities, Inc. (“BRS”). At the request of BYTS, in order to reduce transaction costs in connection with the Business Combination, on May 30, 2023, Citi gratuitously waived its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. Accordingly, neither Citi nor BRS will receive any portion of the $11,329,238 deferred underwriting fee. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below, taking into account that the upfront discount will not be adjusted based on redemptions and the waiver of the deferred underwriting discount:

	Assuming No Additional Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Unredeemed Public Shares(1)	1,837,593	1,544,192	1,250,791	957,390	663,989
Trust Proceeds to Airship Pubco(2)	$19,667,322	$16,527,121	$13,386,919	$10,246,718	$7,106,517
Upfront Underwriting Discount	$6,473,850	$6,473,850	$6,473,850	$6,473,850	$6,473,850
Deferred Underwriting Discount, pre-waiver	$11,329,238	$11,329,238	$11,329,238	$11,329,238	$11,329,238
Deferred Underwriting Discount, post-waiver	—	—	—	—	—
Total Underwriting Discount, pre-waiver	$17,803,088	$17,803,088	$17,803,088	$17,803,088	$17,803,088
Total Underwriting Discount, post-waiver	$6,473,850	$6,473,850	$6,473,850	$6,473,850	$6,473,850
Total Underwriting Discount, pre-waiver as percentage of Trust Proceeds to Airship Pubco	90.5%	107.7%	133.0%	173.7%	250.5%
Effective Total Underwriting Discount, post-waiver as percentage of Trust Proceeds to Airship Pubco	32.9%	39.2%	48.4%	63.2%	91.1%

____________

(1)      Reflects redemptions of 525,624 Public Shares in connection with the Second Extension. Includes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(2)      Uses an illustrative per share price of $10.70, based on the per share redemption price as of September 30, 2023.

See “Risk Factors — The underwriters of the IPO were to be compensated in part on a deferred basis for already-rendered services in connection with BYTS’ IPO. However, Citi gratuitously waived such compensation. Citi was not engaged as an advisor in this Business Combination and does not have any responsibility for this proxy statement/prospectus” for additional information.

Q.     Did the BYTS Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Proposed Transaction?

A.     Yes. Scalar, LLC (“Scalar”) provided the BYTS Board a fairness opinion which concluded that, as of the date of its opinion, and based on and subject to the assumptions, qualifications and other matters set forth therein, the Aggregate Merger Consideration to be paid by BYTS in the Merger is fair, from a financial point of view, to Public Shareholders unaffiliated with the Sponsor or its affiliates. As part of its analysis, Scalar looked at two valuation approaches: (i) a selected public companies analysis and (ii) a selected transactions analysis.

Scalar’s opinion was provided to the BYTS Board (in its capacity as such) in connection with its evaluation of the Merger and was not provided to any other party for any other purpose. See “The Business Combination Proposal — Opinion of Scalar, as Financial Advisor to BYTS’ Board of Directors” for additional information regarding the scope, assumptions made, procedures followed, matters considered, qualifications and limitations of the review undertaken and other matters considered by Scalar in connection with the preparation of its fairness opinion.

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.     Our Public Shareholders are not required to vote in respect of the Proposed Transaction in order to exercise their Redemption Rights. Accordingly, the Proposed Transaction may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of Redemptions by Public Shareholders.

Q.     What conditions must be satisfied to complete the Proposed Transaction?

A.      The Merger Agreement is subject to the satisfaction or waiver of customary closing conditions, including, among others: (a) approval of the Business Combination and related agreements and transactions by the respective shareholders of BYTS and Airship AI; (b) the effectiveness of the registration statement on Form S-4 filed by BYTS of which this proxy statement/prospectus forms a part; (c) the Airship Pubco Common Stock being approved for listing on Nasdaq or another national securities exchange; (d) BYTS having, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act; (e) the amount of cash remaining in the Trust Account, following redemptions in connection with the transactions, plus the amount of certain permitted financings of BYTS equaling or exceeding $7 million; and (f) the unpaid legal fees of BYTS’ outside counsel as of immediately prior to the Closing not exceeding $2 million. The consummation of any PIPE Financing is not a condition to closing the Business Combination, and BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements. Conditions (a) through (d) above are subject to waiver (where permissible) by all parties to the Merger Agreement and conditions (e) and (f) above are subject to waiver by Airship AI.

For more information about conditions to the consummation of the Proposed Transaction, see “The Business Combination Proposal — Merger Agreement” beginning on page 129 of this proxy statement/prospectus.

Q.     When is the Proposed Transaction expected to be completed?

A.     It is currently expected that the Proposed Transaction will be consummated in the fourth quarter of 2023. This date depends, among other things, on the approval of the proposals to be put to BYTS shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by BYTS’ shareholders at the extraordinary general meeting and BYTS elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Proposed Transaction, see “The Business Combination Proposal — Merger Agreement”.

Q.     What happens if the Proposed Transaction is not consummated?

A.     BYTS will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Proposed Transaction have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If BYTS is not able to complete the Proposed Transaction with Airship AI by March 25, 2024 and is not able to complete another business combination by such date, in each case, as such date may be extended by a shareholder-approved amendment to the Cayman Constitutional Documents, pursuant to the Cayman Constitutional Documents, BYTS will: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the BYTS Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q.     What interests do the Sponsor and BYTS’ current officers and directors have in the Business Combination?

A.     The Sponsor and BYTS’ directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination.”

Q.     Following the Proposed Transaction, will BYTS’ securities continue to trade on a stock exchange?

A.     Yes. BYTS has applied to list the Airship Pubco Common Stock and Airship Pubco Warrants on Nasdaq under the proposed symbols “AISP” and “AISPW”, respectively, upon the Closing.

Pursuant to the terms of the Merger Agreement, as a closing condition, BYTS is required to cause the Airship Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, BYTS may not have received from Nasdaq either confirmation of the listing of the Airship Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the Airship Pubco Common Stock would not be listed on any nationally recognized securities exchange.

Unlike other special purpose acquisition companies, BYTS’ Cayman Constitutional Documents do not prohibit BYTS from redeeming Public Shares if such redemption would cause BYTS’ net tangible assets to be less than $5,000,001 following such redemption. The Merger Agreement includes a condition to Closing that BYTS must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by BYTS and Airship AI. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause BYTS’ net tangible assets to be less than $5,000,001 and Airship Pubco does not meet another exemption from the “penny stock” rule (such as the Airship Pubco Common Stock being listed on Nasdaq, or the price of the Airship Pubco Common Stock exceeding $5.00), then the Airship Pubco Common Stock may be a “penny stock” upon Closing. A determination that the Airship Pubco Common Stock is a “penny stock” would require brokers trading in shares of Airship Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Airship Pubco’s securities. See “Risk Factors — A shareholder-approved amendment to BYTS’ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that BYTS have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, BYTS and Airship AI may complete the Business Combination even if the Airship Pubco Common Stock would be a “penny stock” upon the Closing.”

Q.     Do I have appraisal rights or dissenters’ rights in connection with the Proposed Transaction?

A.     Neither BYTS’ shareholders nor BYTS’ warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law or the DGCL. BYTS’ shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.

Q.     What do I need to do now?

A.     BYTS urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Proposed Transaction will affect you as a shareholder or warrant holder. BYTS’ shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of BYTS Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held virtually at 4:30 p.m., Eastern Time, on December 15, 2023. The extraordinary general meeting will be a virtual meeting conducted via live webcast at https://www.cstproxy.com/byteacquisition/egm2023. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020.

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     BYTS has fixed November 21, 2023 as the Record Date for the extraordinary general meeting. If you were a shareholder of BYTS at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     BYTS shareholders are entitled to one vote at the extraordinary general meeting for each BYTS Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were 10,959,907 BYTS Ordinary Shares issued and outstanding, of which 1,267,038 were Public Shares not held by Insiders.

Q.     What constitutes a quorum?

A.     A quorum of BYTS shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding BYTS Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 5,479,955 BYTS Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote 9,122,314 BYTS Ordinary Shares, the presence at the extraordinary general meeting of the shares held by the Sponsor alone will be sufficient to establish a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     The following votes are required to approve each proposal being presented at the extraordinary general meeting:

Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of BYTS Class B Ordinary Shares, being the affirmative vote of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting.

Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting.

Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Airship Pubco Equity Incentive Plan Proposal — The approval of the Airship Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

Q.     What are the recommendations of the BYTS Board?

A.     The BYTS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of BYTS’ shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Airship Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the extraordinary general meeting.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination”.

Q.     How do the Insiders intend to vote their BYTS Ordinary Shares?

A.     The Sponsor and the officers and directors of BYTS, who we collectively refer to as the Insiders, have agreed to vote in favor of all the proposals being presented at the extraordinary general meeting. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination”.

Q.     Do the Insiders expect to purchase Public Shares from Public Shareholders?

A.     Yes. Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements. On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Additionally, at any time at or prior to the Proposed Transaction, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares,

(b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BYTS Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor, the Airship Shareholders or our or their respective directors, officers, advisors or respective affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates would waive their Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.

The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the price of BYTS Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Proposed Transaction). If such transactions are effected, the consequence could be to cause the Proposed Transaction to be consummated in circumstances where such consummation could not otherwise occur.

Q.     What happens if I sell my BYTS Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Proposed Transaction is expected to be completed. If you transfer your Public Shares after the applicable Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares by 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting).

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of our BYTS Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of BYTS Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.      Yes. Shareholders may send a later-dated, signed proxy card to BYTS’ Chairman at BYTS’ address set forth below so that it is received by BYTS’ Chairman prior to the vote at the extraordinary general meeting (which is scheduled to take place on December 15, 2023) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to BYTS’ Chairman, which must be received by BYTS’ Chairman prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.     If you fail to take any action with respect to the extraordinary general meeting and the Proposed Transaction is approved by shareholders and the Proposed Transaction is consummated, you will become a stockholder or warrant holder of Airship Pubco. If you fail to take any action with respect to the extraordinary general meeting and the Proposed Transaction is not approved, you will remain a shareholder or warrant holder of

BYTS. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Proposed Transaction, so long as you take the required steps to elect to redeem your shares by 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting).

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal, but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Airship Pubco Equity Incentive Plan Proposal, and the satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Merger Agreement.

Because the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares, the Insiders will be able to approve the Business Combination Proposal even if all other outstanding shares are voted against such proposals.

Q.     What should I do with my share certificates, warrant certificates or unit certificates?

A.     Our shareholders who exercise their Redemption Rights must tender or deliver (either physically or electronically) their share certificates (if any) along with the redemption forms to the Transfer Agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the funds held in the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Domestication, holders of BYTS Units, BYTS Class A Ordinary Shares and BYTS Warrants will receive shares of Airship Pubco Common Stock and Airship Pubco Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their BYTS Units, BYTS Class A Ordinary Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), or BYTS Warrants.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BYTS Ordinary Shares.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     BYTS will pay the cost of soliciting proxies for the extraordinary general meeting. BYTS has engaged Morrow Sodali to assist in the solicitation of proxies for the extraordinary general meeting. BYTS has agreed to pay Morrow Sodali a fee of $10,000, plus disbursements. BYTS will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BYTS Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of BYTS Class A Ordinary Shares and in obtaining voting instructions from those owners. BYTS’ directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results will be expected to be announced at the extraordinary general meeting. BYTS will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: BYTS.info@investor.morrowsodali.com

You also may obtain additional information about BYTS from documents filed with the SEC by following the instructions in “Where You Can Find More Information”. If you are a holder of Public Shares and you intend to seek Redemption, you will need to tender or deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to the Transfer Agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or tendering or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Summary of the Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including “Risk Factors”. See also “Where You Can Find More Information”.

Parties to the Business Combination

BYTS

BYTS is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

BYTS Units, BYTS Class A Ordinary Shares and Public Warrants are currently traded on Nasdaq under the ticker symbols “BYTSU,” “BYTS,” and “BYTSW,” respectively.

BYTS’ principal executive office is located at 445 Park Avenue, 9th Floor, New York, NY 10022. Its telephone number is (917) 969-9250. BYTS’ corporate website address is https://www.bytespac.com/. BYTS’ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Sub

Merger Sub is a wholly-owned subsidiary of BYTS formed solely for the purpose of effecting the Business Combination. Pursuant to the Merger, and in accordance with the WBCA, Merger Sub will merge with and into Airship AI with Airship AI being the surviving entity and becoming a wholly-owned subsidiary of BYTS. Merger Sub was incorporated in the State of Washington on June 9, 2023. Merger Sub owns no material assets and does not operate any business. Merger Sub’s principal executive office is located at 445 Park Avenue, 9th Floor, New York, NY 10022. Its telephone number is (917) 969-9250.

Airship AI

Airship AI is a U.S. owned and operated technology company headquartered in Redmond, Washington. Airship AI is an AI-driven video, sensor and data management surveillance platform that improves public safety and operational efficiency for public sector and commercial customers by providing predictive analysis of events before they occur and meaningful intelligence to decision makers.

Airship AI’s principal executive office is located at 8210 154th Ave NE, Redmond, WA 98052 and its telephone number is (877) 462-4250. Airship AI’s corporate website address is https://airship.ai. Airship AI’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

The Proposals to be Submitted at the Extraordinary General Meeting

Proposal No. 1 — The Business Combination Proposal

As discussed in this proxy statement/prospectus, BYTS is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, (1) the Domestication of BYTS to the State of Delaware and (2) following the Domestication, the merger of Merger Sub with and into Airship AI, with Airship AI surviving the Merger in accordance with the terms and subject to the conditions of the Merger Agreement and the applicable provisions of the WBCA, as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in “The Business Combination Proposal — BYTS Board of Director’s Reasons for the Approval of the Business Combination”, the BYTS Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO. For more information about the transactions contemplated by the Merger Agreement, see “The Business Combination Proposal”.

Organizational Structure

On June 27, 2023, BYTS entered into the Merger Agreement with Merger Sub and Airship AI, pursuant to which, among other things, following the Domestication, Merger Sub will merge with and into Airship AI, the separate corporate existence of Merger Sub will cease, and Airship AI will be the surviving entity as a wholly-owned subsidiary of BYTS and will change its name to “Airship AI, Inc.” and BYTS will be renamed “Airship AI Holdings, Inc.”

At least one business day prior to the Closing Date and as a condition of the Merger, pursuant to the Domestication, BYTS will change its jurisdiction of incorporation by de-registering from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of DGCL, and Part XII of the Companies Act. For more information, see “The Domestication Proposal”.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure(1)

Sponsor and Others(2)
BYTS Public Shareholders(3)
Airship AI Shareholders(4)
33.1%
0.0%
66.9%
Airship AI Holdings, Inc., a Delaware corporation
100.0%
Airship AI, Inc., a Washington corporation

____________

(1)      Assumes that 1,173,604 Public Shares are redeemed for an aggregate payment of approximately $12.6 million at an assumed redemption price of approximately $10.70 per share, representing the Maximum Redemptions Scenario. The Maximum Redemptions Scenario reflects redemptions of 100% of the Public Shares that are not subject to Non-Redemption Agreements and equals the maximum number of Public Shares that can be redeemed without violating the Minimum Cash Condition. BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements. Excludes shares issuable upon the exercise of 16,699,626 outstanding BYTS Warrants.

(2)      Sponsor and Others includes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share and 337,500 shares of Airship Pubco Common Stock issuable to certain service providers as payment of transaction expenses. Also reflects the forfeiture of 1,000,000 out of a maximum of 3,600,000 shares subject to forfeiture by the Sponsor pursuant to Parent Support Agreement after the use of the Share Contribution shares to secure non-redemptions.

(3)      Public Shareholders excludes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(4)      Includes Earnout Shares, which will be issued and held in escrow on the Closing Date. Excludes shares issuable upon exercise of Airship Options and Airship Warrants and shares covering the Airship SARs being assumed by BYTS in the transaction.

Merger Consideration

Under the Merger Agreement, the Airship Securityholders will receive aggregate consideration of $225 million in the form of shares of Airship Pubco Common Stock (at a deemed value of $10.00 per share), in exchange for the acquisition of all of Airship AI’s outstanding equity interests.

Treatment of Airship Common Stock

Each share of Airship Common Stock, if any, that is owned by BYTS or Merger Sub (or any other subsidiary of BYTS) or Airship AI (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration will be delivered in exchange therefor. Each share of Airship Common Stock, if any, held immediately prior to the Effective Time by Airship AI as treasury stock will be automatically canceled and extinguished, and no consideration will be paid with respect thereto.

Each share of Airship Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Airship Common Stock cancelled as described above and any dissenting shares) will be converted into the right to receive: (i) a number of shares of Airship Pubco Common Stock equal to the Conversion Ratio plus (ii) the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement.

Treatment of Airship Options

Pursuant to the Merger Agreement, at the Effective Time, each Airship Option that is outstanding as of immediately prior to the Effective Time will be converted into (i) a Converted Stock Option, on substantially the same terms and conditions as are in effect with respect to each such Airship Option immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock, determined by multiplying the number of shares of Airship Common Stock subject to such Airship Option as of immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Option divided by (B) the Conversion Ratio, and (ii) the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted Stock Option.

Treatment of Airship Warrants

Pursuant to the Merger Agreement, at the Effective Time, each Airship Warrants that is outstanding as of immediately prior to the Effective Time will be converted into (i) a Converted Warrant to purchase, on substantially the same terms and conditions as are in effect with respect to each such Airship Warrant immediately prior to the Effective Time, the number of shares of Airship Pubco Common Stock, determined by multiplying the number of shares of Airship Common Stock subject to such Airship Warrant immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Warrant divided by (B) the Conversion Ratio, and (ii) with respect to the Airship Earnout Warrants, the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to any Converted Warrants.

Treatment of Airship SARs

Pursuant to the Merger Agreement, at the Effective Time, each Airship SAR that is outstanding immediately prior to the Effective Time will automatically be assumed by Airship Pubco and converted into a Converted SAR. Each Converted SAR will continue to have and be subject to substantially the same terms and conditions as were applicable to such Airship SAR immediately prior to the Effective Time, except that (i) each Converted SAR will cover that number of shares of Airship Pubco Common Stock equal to (A) the product of (1) the number of shares of Airship Common Stock subject to such Airship SAR immediately prior to the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR will be equal to the quotient obtained by dividing (A) the base value per share of Airship Common Stock of such Airship SAR immediately prior to the Effective Time by (B) the Conversion Ratio. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted SARs.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of certain conditions, including the Minimum Cash Condition (which may be waived in Airship AI’s sole discretion) and the condition that Airship Pubco’s initial listing application with Nasdaq or another national securities exchange shall have been conditionally approved and the Airship Pubco Common Stock comprising the Merger Consideration and Earnout Shares shall have been approved for listing (which may be waived by each of BYTS, Merger Sub and Airship AI). The consummation of any PIPE Financing is not a condition to closing the Business Combination, and BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements. Unless these conditions are satisfied or waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. If not satisfied, there can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement. For additional information, see “The Business Combination Proposal — Merger Agreement — Closing Conditions”.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing by mutual written consent of Airship AI and BYTS, by written notice by either BYTS or Airship AI if the Closing has not occurred on or before the later of (x) September 25, 2023, (y) if the Second Extension is approved, March 26, 2024, or, (z) if a further extension to BYTS’ liquidation date is approved by BYTS shareholders, with Airship AI’s approval, to the last date for BYTS to consummate a business combination (the “Outside Closing Date”) and the material breach of the party seeking termination was not the cause of, or did not result in, the failure of the Closing to occur before the Outside Closing Date, or by written notice by BYTS or Airship AI, respectively due to certain breaches of covenants, agreements, representations and warranties, among other things.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and be of no further force or effect, without any liability on the part of any party thereto or its respective shareholders, directors, officers, employees, affiliates, agents, consultants or representatives, other than liability of Airship AI, BYTS or Merger Sub, as the case may be, for any willful and material breach of its covenants and agreements under the Merger Agreement or common law fraud, occurring prior to such termination. Certain provisions of the Merger Agreement as set forth in the Merger Agreement and the terms of the Confidentiality Agreement will survive any termination of the Merger Agreement.

For additional information, see “The Business Combination Proposal — Merger Agreement — Termination”.

Related Agreements

In connection with the Business Combination, BYTS and Airship AI have entered into, or intend to enter into on the Closing Date, several agreements, including the Parent Support Agreement, Company Support Agreement, A&R Registration Rights Agreement, Earnout Escrow Agreement and Non-Redemption Agreements. For additional information about each of these agreements, see “The Business Combination Proposal — Related Agreements”.

Proposal No. 2 — The Domestication Proposal

If the Business Combination Proposal is approved, then BYTS will ask the holder of BYTS Class B Ordinary Shares to approve by a special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the BYTS Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of BYTS’ jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while BYTS is currently governed by the Companies Act, upon the Domestication, Airship Pubco will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, BYTS encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights”.

In connection with the Domestication, (x) immediately prior to the Domestication, Byte Holdings LP, a Cayman Islands exempted limited partnership and the Sponsor of BYTS, will surrender to BYTS for no consideration the sole issued and outstanding BYTS Class B Ordinary Share and (y) at the effective time of the Domestication, (i) each then issued and outstanding BYTS Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Airship Pubco Common Stock; (ii) each then issued and outstanding BYTS Warrant will become exercisable for one share of Airship Pubco Common Stock having the same terms and subject to the same conditions of such BYTS Warrant; and (iii) each then issued and outstanding BYTS Unit will separate and convert automatically into one share of Airship Pubco Common Stock and one-half of one Airship Pubco Warrant.

For additional information, see “The Domestication Proposal”.

Proposal No. 3 — The Stock Issuance Proposal

If each of the Business Combination Proposal and the Domestication Proposal are approved, BYTS’ shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal for purposes of complying with the applicable provisions of Nasdaq Listing Rules.

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.

The aggregate shares of Airship Pubco Common Stock that Airship Pubco will and potentially will issue in connection with the Proposed Transaction will exceed 20% of both the voting power and the shares of Airship Pubco Common Stock outstanding before such issuance and may result in a change of control under the applicable Nasdaq Listing Rules. Accordingly, BYTS is seeking the approval of BYTS shareholders for the issuance of shares of Airship Pubco Common Stock in connection with the Proposed Transaction.

For additional information, see “The Stock Issuance Proposal”.

Proposal No. 4 — The Organizational Documents Proposal

If each of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal are approved, BYTS will ask its shareholders to approve by special resolution the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The BYTS Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of Airship Pubco following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

For additional information, see “The Organizational Documents Proposal”.

Proposal No. 5 — The Advisory Organizational Documents Proposals

BYTS will ask its shareholders to approve by ordinary resolution on a non-binding advisory basis six (6) separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The BYTS Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Airship Pubco after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

(A) Advisory Organizational Documents Proposal 5A (Authorized Shares) — to authorize the change in the authorized capital stock of BYTS from (a) 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of BYTS to (b) 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of preferred stock;

(B) Advisory Organizational Documents Proposal 5B (Exclusive Forum Provision) — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act;

(C) Advisory Organizational Documents Proposal 5C (Required Vote to Amend Charter) — to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter;

(D) Advisory Organizational Documents Proposal 5D (Removal of Directors) — to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class;

(E) Advisory Organizational Documents Proposal 5E (Stockholder Action by Written Consent) — to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting; and

(F) Advisory Organizational Documents Proposal 5F (Additional Changes) — to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making Airship Pubco’s corporate existence perpetual, and (b) removing certain provisions related to BYTS’s status as a blank check company that will no longer be applicable upon Closing, all of which the BYTS Board believes is necessary to adequately address the needs of Airship Pubco after the Business Combination.

For additional information, see “The Advisory Organizational Documents Proposals”.

Proposal No. 6 — The Airship Pubco Equity Incentive Plan Proposal

If each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal is approved, BYTS is proposing that its shareholders approve by ordinary resolution the Airship Pubco Equity Incentive Plan, which will become effective upon the Closing and will be used by Airship Pubco on a going-forward basis following the Closing.

For additional information, see “The Airship Pubco Equity Incentive Plan Proposal”.

Proposal No. 7 — The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize BYTS to consummate the Business Combination (because any of the Condition Precedent Proposals has not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the BYTS Board may submit a proposal to the shareholders to approve by way of an ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies.

For additional information, see “The Adjournment Proposal”.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held virtually at 4:30 p.m., Eastern Time, on December 15, 2023 and will be a virtual meeting conducted via live webcast at https://www.cstproxy.com/byteacquisition/egm2023. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting at https://www.cstproxy.com/byteacquisition/egm2023. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of BYTS Ordinary Shares:

•        If your shares are registered in your name with the Transfer Agent and you wish to attend the virtual meeting, go to https://www.cstproxy.com/byteacquisition/egm2023, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their Public Shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the virtual extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for attending the virtual extraordinary general meeting. Beneficial shareholders should contact the Transfer Agent at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

BYTS shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned BYTS Ordinary Shares at the close of business on November 21, 2023, which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each BYTS Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BYTS Warrants do not have voting rights. As of the close of business on the Record Date, there were 10,959,907 BYTS Ordinary Shares outstanding, of which 1,267,038 were Public Shares not held by the Insiders.

Quorum and Vote of BYTS Shareholders

A quorum of BYTS shareholders is necessary to hold a valid meeting. A quorum will be present at the BYTS extraordinary general meeting if the holders of a majority of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

As of the Record Date for the extraordinary general meeting, 5,479,955 BYTS Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote 9,122,314 BYTS Ordinary Shares, the presence at the extraordinary general meeting of the shares held by the Sponsor alone will be sufficient to establish a quorum.

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of BYTS Class B Ordinary Shares, being the affirmative vote of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting.

•        Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting.

•        Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Airship Pubco Equity Incentive Plan Proposal — The approval of the Airship Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Insiders have agreed to vote all of their BYTS Ordinary Shares in favor of the proposals being presented at the extraordinary general meeting. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request that BYTS redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        (a) hold Public Shares or (b) hold Public Shares through BYTS Units and elect to separate your BYTS Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

•        submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that BYTS redeem all or a portion of your Public Shares for cash; and

•        tender or deliver the certificates for your Public Shares (if any) along with the redemption forms to the Transfer Agent physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. Holders of BYTS Units must elect to separate Units held by them into the underlying Public Shares and Public Warrants prior to exercising their Redemption Rights with respect to the Public Shares. If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers the certificates for its shares (if any) along with the redemption forms to the Transfer Agent, BYTS will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of November 21, 2023, the Record Date, this would have amounted to approximately $10.78 per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting of BYTS — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without BYTS’ prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without BYTS’ prior consent.

Holders of the Public Warrants will not have Redemption Rights with respect to the Public Warrants.

Ownership of Airship Pubco after the Closing

The following table illustrates estimated ownership levels in Airship Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and Airship Options, Airship SARs, and Airship Warrants that will be assumed by BYTS in the Proposed Transaction.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
BYTS Public Shareholders(1)	1,173,604	4.09%	880,203	3.10%	586,802	2.09%	293,401	1.05%	—	*
Sponsor(2)	8,122,313	28.28%	8,122,313	28.57%	8,122,313	28.87%	8,122,313	29.18%	8,122,313	29.49%
Non-Redemption Agreement Holders(3)	663,989	2.31%	663,989	2.34%	663,989	2.36%	663,989	2.39%	663,989	2.41%
Airship AI Shareholders(4)	18,417,089	64.14%	18,417,089	64.80%	18,417,089	65.48%	18,417,089	66.17%	18,417,089	66.87%
Other Third Party Stockholders(5)	337,500	1.18%	337,500	1.19%	337,500	1.20%	337,500	1.21%	337,500	1.23%
Total	28,714,495	100.00%	28,421,094	100.00%	28,127,693	100.00%	27,834,292	100.00%	27,540,891	100.00%

____________

*        Less than 1%.

(1)      Excludes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 16,184,626 outstanding Public Warrants.

(2)      Reflects (i) 8,122,313 Founder Shares after the forfeiture of 1,000,000 out of a maximum of 3,600,000 shares subject to forfeiture by the Sponsor pursuant to the Parent Support Agreement after the use of shares from the Share Contribution shares to secure non-redemptions and (ii) 1,030,000 BYTS Private Shares. Does not include an additional 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 515,000 Private Placement Warrants.

(3)      Reflects 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(4)      Includes 5,000,000 Earnout Shares which will be issued and held in escrow at the Closing. Excludes shares issuable upon exercise of Airship Options and Airship Warrants and shares covering the Airship SARs being assumed by BYTS in the transaction.

(5)      Reflects shares of Airship Pubco Common Stock issuable to certain service providers in respect of an aggregate fee of $3.375 million. Such fee is payable in cash, shares or any combination thereof, at the option of such service providers.

Dilutive Instruments

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of common stock at a price of $11.50 per share, Airship Options, Airship SARs, and Airship Warrants that will be assumed by BYTS in the Proposed Transaction.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
BYTS Public Shareholders(1)	1,173,604	2.14%	880,203	1.61%	586,802	1.08%	293,401	*	—	*
Sponsor(2)	8,122,313	14.80%	8,122,313	14.88%	8,122,313	14.96%	8,122,313	15.05%	8,122,313	15.13%
Non-Redemption Agreement Holders(3)	663,989	1.21%	663,989	1.22%	663,989	1.22%	663,989	1.23%	663,989	1.24%
Airship AI Shareholders(4)	18,417,089	33.57%	18,417,089	33.75%	18,417,089	33.93%	18,417,089	34.12%	18,417,089	34.30%
Other Third Party Stockholders(5)	337,500	*	337,500	*	337,500	*	337,500	*	337,500	*
Public Warrant Holders(6)	16,184,626	29.50%	16,184,626	29.66%	16,184,626	29.82%	16,184,626	29.98%	16,184,626	30.14%
Private Placement Warrant Holders (Sponsor)(7)	515,000	*	515,000	*	515,000	*	515,000	*	515,000	*
Airship Warrants(8)	2,695,870	4.91%	2,695,870	4.94%	2,695,870	4.97%	2,695,870	4.99%	2,695,870	5.02%
Airship Convertible Notes(9)	367,000	*	367,000	*	367,000	*	367,000	*	367,000	*
Airship Options(10)	4,625,035	8.43%	4,625,035	8.48%	4,625,035	8.52%	4,625,035	8.57%	4,625,035	8.61%
Airship SARs(11)	1,762,006	3.21%	1,762,006	3.23%	1,762,006	3.25%	1,762,006	3.26%	1,762,006	3.28%
Fully Diluted Shares	54,864,032	100.00%	54,570,631	100.00%	54,277,230	100.00%	53,983,829	100.00%	53,690,428	100.00%

____________

*        Less than 1%.

(1)      Excludes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 16,184,626 outstanding Public Warrants, which shares are presented in the row titled “Public Warrant Holders”.

(2)      Reflects (i) 8,122,313 Founder Shares after the forfeiture of 1,000,000 out of a maximum of 3,600,000 shares subject to forfeiture by the Sponsor pursuant to the Parent Support Agreement after the use of shares from the Share Contribution shares to secure non-redemptions and (ii) 1,030,000 BYTS Private Shares. Does not include an additional 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 515,000 Private Placement Warrants, which shares are presented in the row titled “Private Placement Warrant Holders (Sponsor)”.

(3)      Reflects 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(4)      Includes 5,000,000 Earnout Shares which will be issued and held in escrow at the Closing. Excludes shares issuable upon exercise of Airship Options and Airship Warrants and shares covering the Airship SARs being assumed by BYTS in the transaction.

(5)      Reflects shares of Airship Pubco Common Stock issuable to certain service providers in respect of an aggregate fee of $3.375 million. Such fee is payable in cash, shares or any combination thereof, at the option of such service providers.

(6)      Reflects shares issuable upon the exercise of the Public Warrants sold as part of the units sold in BYTS’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(7)      Reflects shares issuable upon the exercise of the Private Placement Warrants sold as part of the Private Placement Units purchased by Sponsor simultaneously with the closing of BYTS’s IPO, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing. The Sponsor is the holder of all of the Private Placement Warrants.

(8)      Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted Warrants, assuming the cash exercise of all such Converted Warrants. Pursuant to the Merger Agreement, each Airship Warrant that is outstanding immediately prior to the Effective Time will be converted into a Converted Warrant on substantially the same terms and conditions as are in effect with respect to each such Airship Warrant immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock determined by multiplying the number of shares of Airship Common Stock subject to such Airship Warrant immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Warrant divided by (B) the Conversion Ratio.

(9)      Reflects shares of Airship Pubco Common Stock issuable upon the conversion of an aggregate of $2,385,503 outstanding as of September 30, 2023 under the Senior Secured Convertible Promissory Note issued by Airship AI to Platinum Partners at a conversion price of $6.50 per share pursuant to the terms of the note.

(10)    Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted Stock Options, assuming the cash exercise of all such Converted Stock Options. Pursuant to the Merger Agreement, each Airship Option that is outstanding immediately prior to the Effective Time will be converted into a Converted Stock Option on substantially the same terms and conditions as are in effect with respect to each such Airship Option immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock determined by multiplying the number of shares of Airship Common Stock subject to such Airship Option immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Option divided by (B) the Conversion Ratio.

(11)    Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted SARs. Pursuant to the Merger Agreement, each Airship SAR that is outstanding immediately prior to the Effective Time will be converted into a Converted SAR. Each Converted SAR will continue to have and be subject to substantially the same terms and conditions as were applicable to such Airship SAR immediately prior to the Effective Time, except that (i) each Converted SAR will cover that number of shares of Airship Pubco Common Stock equal to (A) the product of (1) the number of shares of Airship Common Stock subject to such Airship SAR immediately prior to the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR will be equal to the quotient obtained by dividing (A) the base value per share of Airship Common Stock of such Airship SAR immediately prior to the Effective Time by (B) the Conversion Ratio.

Per Share Value

The table below shows the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming BYTS Public Stockholders in each redemption scenario and sets forth, on a disaggregated basis, the potential dilutive impact from various sources in each redemption scenario.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)
Base scenario	28,714,495	$10.00	28,421,094	$10.00	28,127,693	$10.00	27,834,292	$10.00	27,540,891	$10.00
Shares underlying Public Warrants	44,899,121	$6.40	44,605,720	$6.37	44,312,319	$6.35	44,018,918	$6.32	43,725,517	$6.30
Shares underlying Private Placement Warrants	29,229,495	$9.82	29,936,094	$9.82	28,642,693	$9.82	28,349,292	$9.82	28,055,891	$9.82
Shares underlying Airship AI dilutive instruments	38,164,406	$7.52	37,871,005	$7.50	37,577,604	$7.49	37,284,203	$7.47	36,990,802	$7.45

____________

(1)      Based on a post-transaction equity value of approximately $287,144,948 in the No Redemptions Scenario, $284,210,938 in the 25% Redemptions Scenario, $281,276,928 in the 50% Redemptions Scenario, $278,342,918 in the 75% Redemptions Scenario and $275,408,908 in the Maximum Redemptions Scenario, and assuming an ascribed value per share of $10.00.

Controlled Company

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. For so long as Airship Pubco remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Airship Pubco’s status as a controlled company could cause its securities to be less attractive to certain investors or otherwise adversely affect the trading price. See “Risk Factors — Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Appraisal Rights and Dissenters’ Rights

Neither BYTS’ shareholders nor BYTS’ warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law or the DGCL. BYTS’ shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BYTS has engaged Morrow Sodali to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in “Extraordinary General Meeting of BYTS — Revoking Your Proxy”.

Interests of BYTS Directors, Officers and Others in the Proposed Transaction

When you consider the recommendation of the BYTS Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, BYTS’ directors and executive officers and others have interests in such proposal that are different from, or in addition to, those of BYTS shareholders and holders of Public Warrants generally. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination.”

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder.

The personal and financial interests of the Sponsor as well as BYTS’ directors and officers may have influenced their motivation in identifying and selecting Airship AI as a business combination target, completing an initial business combination with Airship AI and influencing the operation of the business following the Closing. In considering the recommendations of the BYTS Board to vote for the proposals, its shareholders should consider these interests.

Potential Purchases of Public Shares and Public Warrants

Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements. On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Additionally, at any time at or prior to the Proposed Transaction, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BYTS Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor, the Airship Shareholders or our or their respective directors, officers, advisors or respective affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates would waive their Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.

The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the price of BYTS Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Proposed Transaction). If such transactions are effected, the consequence could be to cause the Proposed Transaction to be consummated in circumstances where such consummation could not otherwise occur.

Regulatory Matters

Neither BYTS nor Airship AI is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Merger Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Stock Exchange Listing

BYTS has applied to list the Airship Pubco Common Stock and Airship Pubco Warrants on Nasdaq under the proposed symbols “AISP” and “AISPW”, respectively, upon the Closing.

Pursuant to the terms of the Merger Agreement, as a closing condition, BYTS is required to cause the Airship Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, BYTS may not have received from Nasdaq either confirmation of the listing of the Airship Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the Airship Pubco Common Stock would not be listed on any nationally recognized securities exchange.

Opinion of Scalar

The BYTS Board engaged Scalar, LLC (“Scalar”) as its financial advisor to provide an opinion for the benefit of the BYTS Board as to the fairness, from a financial point of view, as of June 26, 2023, to holders of the BYTS Class A Ordinary Shares (for purposes of such opinion and this summary, other than the Sponsor and its affiliates, which we refer to collectively as the Excluded Parties) of the consideration to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement (without giving effect to any impact of the Business Combination on any particular holder of the BYTS Class A Ordinary Shares other than in its capacity as a holder of the BYTS Class A Ordinary Shares).

On June 26, 2023, at a meeting of the BYTS Board, Scalar rendered its oral opinion to the BYTS Board, subsequently confirmed in writing, that as of such date, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion, the consideration to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement was fair, from a financial point of view, to holders of the BYTS Class A Ordinary Shares other than the Excluded Parties (without giving effect to any impact of the Business Combination on any particular holder of the BYTS Class A Ordinary Shares other than in its capacity as a holder of the BYTS Class A Ordinary Shares).

The full text of Scalar’s written opinion, dated June 26, 2023, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex H. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s opinion was provided for the information and assistance of the BYTS Board and does not constitute a recommendation as to how any shareholder of BYTS should vote or act (including with respect to any Redemption Rights) with respect to the Business Combination or any other matter.

Recommendation to Shareholders of BYTS

The BYTS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of BYTS’ shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Airship Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination”.

U.S. Federal Income Tax Considerations

For a discussion summarizing certain U.S. federal income tax considerations of the Domestication and an exercise of Redemption Rights in connection with the Proposed Transaction, please see “Material U.S. Federal Income Tax Considerations”.

Accounting Considerations

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Under this method of accounting, BYTS will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Airship issuing stock for the net assets of BYTS, accompanied by a recapitalization. The net assets of BYTS will be stated at historical cost, with no goodwill or other intangible assets recorded.

Summary Risk Factors

BYTS believes it is important to communicate its expectations to its securityholders. However, there may be events in the future that neither BYTS nor Airship AI are able to predict accurately or over which they have control. The section in this proxy statement/prospectus entitled “Risk Factors” and the other cautionary language discussed in this proxy statement/prospectus provide examples of certain risks, uncertainties and events that may cause actual results to differ materially from the expectations described by BYTS or Airship AI in such forward-looking statements. Set forth below is only a summary of certain principal risks associated with an investment in our securities. You should consider carefully the following discussion of risks, as well as the discussion of risks included elsewhere in this proxy statement/prospectus, including those described under “Risk Factors.”

•        The market for Airship AI’s edge AI services and products is relatively new, and may decline or experience limited growth, and Airship AI’s business is dependent on its clients’ continuing adoption and use its services and products.

•        If Airship AI does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected.

•        Airship AI has experienced moderate growth in the past several years, and if Airship AI fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected.

•        Airship AI’s sales efforts involve considerable time and expense and its sales cycle is often long and unpredictable.

•        Historically, existing customers have expanded their relationships with Airship AI, which has resulted in a limited number of customers accounting for a substantial portion of its revenue. If existing customers do not make subsequent purchases from Airship AI or renew their contracts with Airship AI, or if its relationships with its largest customers are impaired or terminated, Airship AI’s revenue could decline, and its results of operations would be adversely impacted.

•        Seasonality may cause fluctuations in Airship AI’s results of operations and financial position.

•        If Airship AI does not successfully develop and deploy new technologies to address the needs of its customers, its business and results of operations could suffer.

•        Airship AI’s ability to sell its platforms and satisfy its customers is dependent on the quality of Airship AI’s services, and its failure to offer high quality services could have a material adverse effect on its sales and results of operations.

•        If Airship AI is not able to maintain and enhance its brand and reputation, Airship AI’s relationships with its customers, partners, and employees may be harmed, and its business and results of operations may be adversely affected.

•        If the market for Airship AI’s platforms and services develops more slowly than Airship AI expects, its growth may slow or stall, and its business, financial condition, and results of operations could be harmed.

•        Issues raised by the use of artificial intelligence (“AI”) (including machine learning) in Airship AI’s platforms may result in reputational harm or liability.

•        Real or perceived errors, failures, defects, or bugs in Airship AI’s platforms could adversely affect its results of operations and growth prospects.

•        Airship AI may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Airship AI’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

•        Airship AI has not been profitable in the past and may not achieve or maintain profitability in the future.

•        Airship AI requires substantial additional funding, which may not be available to Airship AI on acceptable terms, or at all, and, if not so available, may require Airship AI to delay, limit, reduce or cease its operations.

•        Airship AI has a limited operating history. There can be no assurance that Airship AI will be successful in growing its business.

•        Airship AI faces intense competition within its industry and are subject to the effects of technology change.

•        Airship AI’s proprietary products and services and service delivery may not operate properly, which could damage its reputation, give rise to claims against Airship AI, or divert application of its resources from other purposes, any of which could harm its business and operating results.

•        If critical components used in Airship AI’s products become scarce or unavailable, Airship AI may incur delays in delivering its products and providing services, which could damage its business. Airship AI relies on a sustainable supply chain. Any issues with this supply chain could adversely affect daily business operations and profitability.

•        If Airship AI’s security measures are breached or fail and unauthorized access is obtained to a customer’s data, its service may be perceived as insecure, the attractiveness of its services to current or potential customers may be reduced, and Airship AI may incur significant liabilities.

•        Claims by others that Airship AI infringes their intellectual property could force Airship AI to incur significant costs or revise the way Airship AI conducts its business.

•        Airship AI depends on its management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect its business.

•        Airship AI’s business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on Airship AI’s business and operating results.

•        Acquisitions of, or investments in, other companies, products, or technologies may require significant management attention and could disrupt Airship AI’s business, dilute stockholder value, and adversely affect its operating results.

•        Material adverse developments in domestic and global economic conditions, or the occurrence of other world events, could materially adversely affect Airship AI’s revenue and results of operations.

•        If Airship AI fails to maintain effective internal control over financial reporting or identify a material weakness or significant deficiency in its internal control over financial reporting, Airship AI’s ability to report its financial condition and results of operations in a timely and accurate manner could be adversely affected, investor confidence in Airship AI could diminish, and the value of its stock may decline.

•        Airship AI could be subject to additional tax liabilities.

•        The requirements of being a public company may strain Airship AI’s resources and distract management and Airship AI will incur substantial costs as a result of being a public company.

•        There can be no assurance that the shares of Airship Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Airship Pubco will be able to comply with the continued listing rules of Nasdaq.

•        A shareholder-approved amendment to BYTS’ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that BYTS have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, BYTS and Airship AI may complete the Business Combination even if the Airship Pubco Common Stock would be a “penny stock” upon the Closing.

•        Since the Sponsor and BYTS’ directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of BYTS’ shareholders, a conflict of interest may have existed in determining whether the Business Combination with Airship AI is appropriate as BYTS’ initial business combination. Such interests include that the Sponsor will lose its entire investment in BYTS if its business combination is not completed.

•        The historical financial results of Airship AI and unaudited condensed combined pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Airship Pubco’s actual financial position or results of operations would have been.

•        If BYTS is not able to complete the Business Combination with Airship AI by March 25, 2024 nor able to complete another business combination by such date, in each case, as such date may be further extended in connection with the Second Extension pursuant to the Cayman Constitutional Documents, BYTS would cease all operations except for the purpose of winding up and would redeem its Class A Ordinary Shares and liquidate the Trust Account, in which case BYTS’ Public Shareholders may only receive approximately $10.00 per share and its warrants will expire worthless.

Market Price and Dividends of Securities

Market Price of BYTS Units, BYTS Ordinary Shares and Public Warrants

Market Price and Ticker Symbol

The BYTS Units, BYTS Class A Ordinary Shares and Public Warrants are traded on Nasdaq under the symbols “BYTSU,” “BYTS” and “BYTSW,” respectively. The BYTS Units began public trading on March 19, 2021, and the BYTS Class A Ordinary Shares and Public Warrants began public trading on May 10, 2021.

On June 26, 2023, the last trading date prior to the public announcement of the Proposed Transaction, BYTS Units, BYTS Class A Ordinary Shares and Public Warrants closed at $11.65, $10.95 and $0.1282, respectively. As of November 21, 2023, the Record Date, the closing price for each BYTS Unit, BYTS Class A Ordinary Share and Public Warrant was $10.64, $10.70 and $0.03, respectively.

Holders of the BYTS Units, BYTS Class A Ordinary Shares and Public Warrants should obtain current market quotations for their securities. The market price of BYTS’ securities could vary at any time before the Closing. Market price information regarding the BYTS Class B Ordinary Shares is not provided here because there is no established public trading market for the BYTS Class B Ordinary Shares.

Holders

As of the Record Date, there were two holders of record of BYTS Units, one holder of record of Public Shares, one holder of record of Founder Shares, one holder of record of BYTS Class B Ordinary Shares, and one holder of record of BYTS Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose BYTS Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividends of BYTS Securities

BYTS has not paid any cash dividends on the BYTS Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Airship Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Airship AI

Market Price of Airship Securities

Historical market price information regarding Airship AI is not provided because there is no public market for Airship AI’s securities. For information regarding Airship AI’s liquidity and capital resources, see “Airship AI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Dividend Policy of Airship Pubco Following the Business Combination

Airship Pubco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Airship Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Risk Factors

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of Airship AI and will also apply to the business and operations of Airship Pubco following the completion of the Business Combination. If any of the following risks actually occurs, it may have a material adverse effect on the business, results of operations or financial condition of Airship AI or Airship Pubco and could adversely affect the trading price of its common stock following the business combination. The risks described in this “Risk Factors” section may also be incorrect or may change. If the risks and uncertainties that Airship AI or Airship Pubco plan for are incorrect or incomplete, or if Airship AI or Airship Pubco fail to fully understand and manage these risks successfully this failure may have a material adverse effect on the business, financial condition and results of operation of Airship Pubco following the Business Combination. The following risks should be read in conjunction with the financial statements and notes to the financial statements included herein.

Unless the context requires otherwise, references to “Airship AI,” “we,” “us,” “our” and “the company” in this section are to the business and operations of Airship AI prior to the Business Combination and the business and operations of Airship Pubco as directly or indirectly affected by Airship AI by virtue of Airship Pubco’s ownership of the business of Airship AI following the Business Combination.

Risks Related to Airship AI’s Business and Industry

The market for Airship AI’s edge AI services and products is relatively new, and may decline or experience limited growth, and Airship AI’s business is dependent on its clients’ continuing adoption and use its services and products.

The edge AI market is relatively new and is subject to a number of risks and uncertainties. Airship AI has developed an edge AI platform system. Through this platform, we deliver our edge AI services to our clients, which include law enforcement, military, and commercial enterprise organizations. Airship AI believes that our future success will significantly depend on the growth, if any, of this market and the use of our services and products, including our Nexus real-time analytics technology.

The use of edge AI is still relatively new, and consumers may not recognize the need for or benefits of our services and products. If consumers do not recognize the need for and benefits of our services and products, then they may decide to adopt alternative services to satisfy some portion of their business needs. In order to grow our business and extend our market position, Airship AI intends to focus on educating potential customers about the benefits of our services and products, expanding the range of Airship AI’s services and bringing new technologies to market to increase market acceptance and use of our platform. Airship AI’s ability to expand the market that our services and products address depends upon a number of factors, including the cost, performance and perceived value associated with our services and products. The market for our services and products could fail to grow significantly or there could be a reduction in demand for our services and/or products as a result of a lack of acceptance, technological challenges, competing services, a decrease in spending by current and prospective customers, weakening economic conditions and other causes. If the edge AI market does not experience significant growth, or demand for its services and/or products decreases, then our business, financial condition and results of operations could be adversely affected.

If Airship AI does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected.

Airship AI’s ability to attract new clients and increase revenue from existing clients depends, in part, on its ability to enhance and improve its existing services, increase adoption and usage of its services, and introduce new services. The success of any enhancements or new services depends on several factors, including timely completion, adequate quality testing, actual performance quality, market accepted pricing levels and overall market acceptance.

Enhancements, such as additional technology features, and new services, such as software licenses and data services, that Airship AI develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with its platform or other services or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, Airship AI’s ability to increase the usage of its services depends, in part, on the development of new uses for its services, which may be outside of its control. Its ability to generate usage of additional services by its data consumers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If Airship AI is unable to successfully enhance its existing services to meet evolving data consumer requirements, increase adoption and usage of its services, develop new services, or if its efforts to increase the usage of its services are more expensive than Airship AI expects, then its business, results of operations and financial condition would be adversely affected.

Airship AI has experienced moderate growth in the past several years, and if Airship AI fails to effectively manage its growth, then its business, results of operations and financial condition could be adversely affected.

Airship AI has experienced moderate growth in its business since 2016 when Airship AI developed its edge AI capabilities in video analytics and cyber analytics. For example, Airship AI has also experienced significant growth in the number of data consumers, usage and amount of data that its platform and associated infrastructure support. This growth has placed, and may continue to place, significant demands on its corporate culture, operational infrastructure and management. Any failure to manage Airship AI’s anticipated growth and organizational changes in a manner that preserves the key aspects of its culture and services could adversely affect Airship AI’s overall chance for future success, including its ability to recruit and retain personnel, and effectively focus on and pursue its corporate objectives. This, in turn, could adversely affect its business, financial condition and results of operations.

In addition, Airship AI’s ability to manage its operations and future growth will require Airship AI to continue to improve its operational, financial and management controls, compliance programs with multiple and changing international laws and regulations and reporting systems. Airship AI is currently in the process of strengthening its compliance programs, including its compliance programs related to data protection, privacy and cybersecurity and anti-corruption. Airship AI may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation, results of operations and financial condition.

Airship AI’s sales efforts involve considerable time and expense and its sales cycle is often long and unpredictable.

Airship AI’s results of operations may fluctuate, in part, because of the intensive nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our platforms and services. We often also provide our platforms to potential customers at no or low cost initially to them for evaluation purposes through short-term pilot deployments of our platforms, and there is no guarantee that we will be able to convert customers from these short-term pilot deployments to full revenue-generating contracts. In addition, we have a growing direct sales force, and our sales efforts have historically depended on the significant involvement of our senior management team. The length of our sales cycle, from initial demonstration of our platforms to sale of our platforms and services, tends to be long and varies substantially from customer to customer. Our sales cycle often lasts six to nine months but can extend to a year or more for some customers. Because decisions to purchase our platforms involve significant financial commitments, potential customers generally evaluate our platforms at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management.

Our results of operations depend on sales to government and commercial enterprise organizations, which make product purchasing decisions based in part or entirely on factors, or perceived factors, not directly related to the features of the platforms, including, among others, that customer’s projections of business growth, uncertainty about macroeconomic conditions (including as a result of the ongoing COVID-19 pandemic, the ongoing Russia-Ukraine war and related economic sanctions, rising inflation and interest rates, or monetary policy changes), capital budgets, anticipated cost savings from the implementation of our platforms, potential preference for such customer’s internally-developed software solutions, perceptions about our business and platforms, more favorable terms offered by potential competitors, and previous technology investments. In addition, certain decision makers and other stakeholders within our potential customers tend to have vested interests in the continued use of internally developed or existing software, which may make it more difficult for us to sell our platforms and services. As a result of these and other factors, our sales efforts typically require an extensive effort throughout a customer’s organization, a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, including in our growing direct sales force, our business, financial condition, and results of operations could be adversely affected.

Historically, existing customers have expanded their relationships with Airship AI, which has resulted in a limited number of customers accounting for a substantial portion of its revenue. If existing customers do not make subsequent purchases from Airship AI or renew their contracts with Airship AI, or if its relationships with its largest customers are impaired or terminated, Airship AI’s revenue could decline, and its results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy.

For the nine months ended September 30, 2023, two customers represented 50% and 16% of total revenue from 48 customers, although such a high level of 50% customer concentration is not typical. We are not substantially dependent on this customer or any one customer. The primary reason for the increase in reliance on a single customer for the nine months ended September 30, 2023 was due to the lag-time in delivering on a large order received in late 2022 from one division of a customer which was not fulfilled until 2023. For the year ended December 31, 2022, two customers represented 28% and 17% of total revenue from 45 customers, which is more representative of our typical customer concentration. Our top customers by revenue have been long term customers. From time to time, we may lose a major customer. It is not possible for us to predict the future level of demand from our larger customers for our platforms and applications.

We do not have any master service agreements with our customers. For our government agency customers, we must submit and complete standard bidding forms which contain all the applicable terms and conditions for our service offerings. In order to bid and secure government agency contracts, we either work directly with certain governmental agencies or work with and through the entity that has the prime bidding relationship with the government agencies. For our commercial customers, they submit detailed purchase orders which generally contain all the key terms and conditions, but such purchase orders may be supported by separate statements of works for particular projects.

Airship AI’s customer awards, either through commercial or government customers, come in a variety of forms depending on if the relationship with the customer is a direct relationship or if it is through a partner. For direct relationships, Airship AI receives the award directly from the commercial customer or government agency, either in the form of a purchase order or the requisite government form. For indirect or partner based awards, Airship AI receives the award in the form of a purchase order or task order against the specific effort being awarded.

Regardless of the form of the purchase order and/or the customer vertical, Airship AI has standard terms and conditions which are applied to all awards accepted. These include the specific line items by quantity being acquired, the delivery period for which Airship AI has to deliver the products and services awarded, the support and maintenance offering desired, and the total period of performance for the award (single year or multi-year). Payment is due within 30 days of when the invoice is received irrespective of the type of customer.

While we generally offer contract terms up to five years in length, our customers sometimes enter into shorter-term contracts, such as one-year subscriptions, which may not provide for automatic renewal and may require the customer to opt-in to extend the term. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements have expired. In addition, many of our customer contracts permit the customer to terminate their contracts with us with notice periods of varying lengths, generally three to six months. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; or if our customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our platforms and services, the frequency and severity of software and implementation errors, our platforms’ reliability, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers’ spending levels. If our customers do not renew or expand their agreements with us or if they renew their contracts for shorter lengths or on other terms less favorable to us, our revenue may grow more slowly than expected or decline, and our business could suffer. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer deposits.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the deployment of our platforms depends on a number of factors, including general economic conditions, the functioning of our platforms, the ability of our forward-deployed engineers to assist our customers in identifying new use cases, modernizing their data architectures, and achieving success with data-driven initiatives, and our customers’ satisfaction with our services. If our efforts to expand within our existing customer base are not successful, our business may suffer.

Seasonality may cause fluctuations in Airship AI’s results of operations and financial position.

Historically, the first quarter of our year generally has relatively lower sales, and sales generally increase in each subsequent quarter with substantial increases during our third and fourth quarters ending September 30 and December 31, respectively. We believe that this seasonality results from a number of factors, including:

•        the fiscal year end procurement cycle of our government customers, and in particular U.S. government customers which have a fiscal year end of September 30;

•        the fiscal year budgeting process for our commercial customers, many of which have a fiscal year end of December 31;

•        seasonal reductions in business activity during the summer months in the United States, Europe, and certain other regions; and

•        timing of projects and our customers’ evaluation of our work progress.

This seasonality has historically impacted and may in the future continue to impact the timing of collections and recognized revenue. Because a significant portion of our customer contracts are typically finalized near the end of the year, and we typically invoice customers shortly after entering into a contract, we may receive a portion of our customer payments near the end of the year and record such payment as an increase in deferred revenue or customer deposits (“contract liabilities”), while the revenue from our customer contracts is generally recognized over the contract term. While we have historically billed and collected payments for multiple contract years from certain customers in advance, we have and may continue to shift to collecting payments on an annual or other basis.

While this has been the historical seasonal pattern of our quarterly sales, we believe that our customers’ required timing for certain new government or commercial programs requiring new software may outweigh the nature or magnitude of seasonal factors that might have influenced our business to date. As a result, we may experience future growth from additional government or commercial mandates that do not follow the seasonal purchasing and evaluation decisions by our customers that we have historically observed.

For example, increased government spending on technology aimed at national defense, financial or policy regulation, cybersecurity, or healthcare mandates may drive customer demand at different times throughout our year, the timing of which we may not be able to anticipate and may cause fluctuations in our results of operations. The timing of our fiscal quarters and the U.S. federal government’s September 30 fiscal year end also may impact sales to governmental agencies in the third quarter of our year, offsetting, at least in part, the otherwise seasonal downturn we have historically observed in later summer months.

Our recent growth may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. We expect that seasonality will continue to materially impact our business in the future and may become more pronounced over time. The seasonality of our business may cause continued or increased fluctuations in our results of operations and cash flows, which may prevent us from achieving our quarterly or annual forecasts or meeting or exceeding the expectations of research analysts or investors, which in turn may cause a decline in the trading price of our securities.

If Airship AI does not successfully develop and deploy new technologies to address the needs of its customers, its business and results of operations could suffer.

Airship AI’s success has been based on our ability to design software and products that enable the integration of data into a common operating environment to facilitate advanced data analysis, knowledge management, and collaboration. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers’ and potential customers’ rapidly evolving needs. There is no assurance that our enhancements to our platforms or our new product features, capabilities, or offerings, including new product modules, will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our platforms in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platforms.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new platforms, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to our existing platforms may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new platforms, experiences, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

Our new and existing platforms and changes to our existing platforms could fail to attain sufficient market acceptance for many reasons, including:

•        our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet this demand in a timely fashion;

•        product defects, errors, or failures or our inability to satisfy customer service level requirements;

•        negative publicity or negative private statements about the security, performance, or effectiveness of our platforms or product enhancements;

•        delays in releasing to the market our new offerings or enhancements to our existing offerings, including new product modules;

•        introduction or anticipated introduction of competing platforms or functionalities by our competitors;

•        inability of our platforms or product enhancements to scale and perform to meet customer demands;

•        receiving qualified or adverse opinions in connection with security or penetration testing, certifications or audits, such as those related to IT controls and security standards and frameworks or compliance;

•        poor business conditions for our customers, causing them to delay software purchases;

•        reluctance of customers to purchase proprietary software products;

•        reluctance of our customers to purchase products hosted by our vendors and/or service interruption from such providers; and

•        reluctance of customers to purchase products incorporating open source software.

If we are not able to continue to identify challenges faced by our customers and develop, license, or acquire new features and capabilities to our platforms in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and our anticipated revenue growth may not be achieved. Because we derive, and expect to continue to derive, substantially all of our revenue from customers purchasing our platforms and products, market acceptance of these platforms and products, and any enhancements or changes thereto, is critical to our success.

Airship AI’s ability to sell its platforms and satisfy its customers is dependent on the quality of Airship AI’s services, and its failure to offer high quality services could have a material adverse effect on its sales and results of operations.

Once Airship AI’s platforms are deployed and integrated with our customers’ existing information technology investments and data, our customers depend on our support and maintenance services to resolve any issues relating to our platforms. Increasingly, our platforms have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our platforms for use in such deployments. Further, our ability to provide effective ongoing services, or to provide such services in a timely, efficient, or scalable manner, may depend in part on our customers’ environments and their upgrading to the latest versions of our platforms and participating in our centralized platform management and services.

In addition, our ability to provide effective services is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers on platforms such as ours. The number of our customers has grown significantly, and that growth has and may continue to put additional pressure on our services teams. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for our support and maintenance services. We also may be unable to modify the future scope and delivery of our support and maintenance services to compete with changes in the services provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, as we continue to grow our operations and expand outside of the United States, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If we are unable to provide efficient support and maintenance services globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel, which could negatively impact our business, financial condition, and results of operations.

Our customers typically need training in the proper use of and the variety of benefits that can be derived from our platforms to maximize the potential of our platforms. If we do not effectively deploy, update, or upgrade our platforms, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing services, our ability to sell additional products and services to existing customers could be adversely affected, we may face negative publicity, and our reputation with potential customers could be damaged. Many enterprise and government customers require higher levels of service than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our penetration with larger customers. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If Airship AI is not able to maintain and enhance its brand and reputation, Airship AI’s relationships with its customers, partners, and employees may be harmed, and its business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand identity and reputation is important to our relationships with, and to our ability to attract and retain customers, partners, investors, and employees. The successful promotion of our brand depends upon our ability to continue to offer high-quality software, maintain strong relationships with our customers, the community, and others, while successfully differentiating our platforms from those of our competitors. Unfavorable media coverage may adversely affect our brand and reputation. We anticipate that as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. If we do not successfully maintain and enhance our brand identity and reputation, we may fail to attract and retain employees, customers, investors, or partners, grow our business, or sustain pricing power, all of which could adversely impact our business, financial condition, results of operations, and growth prospects. Additionally, despite our internal safeguards and efforts to the contrary, we cannot guarantee that our customers will not ultimately use our platforms for purposes inconsistent with our company values, and such uses may harm our brand and reputation.

If the market for Airship AI’s platforms and services develops more slowly than Airship AI expects, its growth may slow or stall, and its business, financial condition, and results of operations could be harmed.

The market for Airship AI’s platforms is rapidly evolving. Our future success will depend in large part on the growth and expansion of this market, which is difficult to predict and relies on a number of factors, including customer adoption, customer demand, changing customer needs, the entry of competitive products, the success of existing competitive products, potential customers’ willingness to adopt an alternative approach to data collection, storage, and processing and their willingness to invest in new software after significant prior investments in legacy data collection, storage, and processing software. The estimates and assumptions that are used to calculate our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will pay for our platforms and services at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts, our business could fail to grow at the levels we expect or at all for a variety of reasons outside our control, including competition in our industry. Further, if we or other data management and analytics providers experience security breaches or incidents, loss, corruption, or unavailability of or unauthorized access to customer data, disruptions in delivery, or other problems, this market as a whole, including our platforms, may be negatively affected. If software for the challenges that we address does not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions (including due to the ongoing COVID-19 pandemic, the ongoing Russia-Ukraine war and related economic sanctions, rising inflation and interest rates, and monetary policy changes), security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, or, alternatively, if the market develops but we are unable to continue to penetrate it due to the cost, performance, and perceived value associated with our platforms, or other factors, it could result in decreased revenue and our business, financial condition, and results of operations could be adversely affected.

Issues raised by the use of artificial intelligence (“AI”) (including machine learning) in Airship AI’s platforms may result in reputational harm or liability.

AI is enabled by or integrated into some of Airship AI’s technology platforms and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets in AI training, development, or operations may be insufficient, of poor quality, or reflect unwanted forms of bias. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, including under new proposed legislation regulating AI in jurisdictions such as the European Union and brand or reputational harm. Some AI scenarios present ethical issues. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial or problematic because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm, as well as regulatory or legal scrutiny.

Real or perceived errors, failures, defects, or bugs in Airship AI’s platforms could adversely affect its results of operations and growth prospects.

Because Airship AI offers very complex technology platforms, undetected errors, defects, failures, or bugs have occurred and may in the future occur, especially when platforms or capabilities are first introduced or when new versions or other product or infrastructure updates are released. Our platforms are often installed and used in large-scale computing environments with different operating systems, software products and equipment, and data source and network configurations, which may cause errors or failures in our platforms or may expose undetected errors, failures, or bugs in our platforms. Despite testing by us, errors, failures, or bugs may not be found in new software or releases until after commencement of commercial shipments. In the past, errors have affected the performance of our platforms and can also delay the development or release of new platforms or capabilities or new versions of platforms, adversely affect our reputation and our customers’ willingness to buy platforms from us, and adversely affect market acceptance or perception of our platforms. Many of our customers use our platforms in applications that are critical to their businesses or missions and may have a lower risk tolerance to defects in our platforms than to defects in other, less critical, software products. Any errors or delays in releasing new software or new versions of platforms or allegations of unsatisfactory performance, errors, defects, or failures in released software could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the software, cause us to lose significant customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our platforms could be perceived to be ineffective for a variety of reasons outside of our control. Hackers or other malicious parties could circumvent our or our customers’ security measures, and customers may misuse our platforms resulting in a security breach or perceived product failure.

Real or perceived errors, failures, or bugs in our platforms and services, or dissatisfaction with our services and outcomes, could result in customer terminations and/or claims by customers for losses sustained by them. In such an event, we may be required, or we may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs. Although we have limitation of liability provisions in our standard software licensing and service agreement terms and conditions, these provisions may not be enforceable in some circumstances, may vary in levels of protection across our agreements, or may not fully or effectively protect us from such claims and related liabilities and costs. We generally provide a warranty to our customers for our software products and services. In the event that there is a failure of warranties in such agreements, we are generally obligated to correct the product or service to conform to the warranty provision as set forth in the applicable agreement, or, if we are unable to do so, the customer is entitled to seek a refund of the purchase price of the product and service (generally prorated over the contract term). The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

In addition, our platforms integrate a wide variety of other elements, and our platforms must successfully interoperate with products from other vendors and our customers’ internally developed software. As a result, when problems occur for a customer using our platforms, it may be difficult to identify the sources of these problems, and we may receive blame for a security, access control, or other compliance breach that was the result of the failure of one of the other elements in a customer’s or another vendor’s IT, security, or compliance infrastructure. The occurrence of software or errors in data, whether or not caused by our platforms, could delay or reduce market acceptance of our platforms and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition, and results of operations. If an actual or perceived breach of information correctness, auditability, integrity, or availability occurs in one of our customers’ systems, regardless of whether the breach is attributable to our platforms, the market perception of the effectiveness of our platforms could be harmed. Alleviating any of these problems could require additional significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects.

Airship AI may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Airship AI’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Airship AI’s services and its business depends, in part, on Airship AI’s ability to obtain intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Airship AI does not have any patents. Airship AI relies on a combination of copyright, service mark, and trade secret laws, as well as confidentiality procedures and contractual obligations, to establish and protect its proprietary rights, all of which provide only limited protection. Airship AI cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Airship AI or infringe Airship AI’s intellectual property.

Protecting against the unauthorized use of Airship AI’s intellectual property, products and other proprietary rights is expensive and can be difficult, particularly with respect to international jurisdictions. Unauthorized parties may attempt to copy or reverse engineer Airship AI’s solutions or certain aspects of Airship AI’s solutions that are considered proprietary. Litigation may be necessary in the future to enforce or defend Airship AI’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S. Any such litigation, regardless of merit, could be costly, divert the attention of management and may not ultimately be resolved in Airship AI’s favor.

Effective trademark, service mark, copyright and trade secret protection may not be available or applied for in every country in which Airship AI’s products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce Airship AI’s intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering its technology solutions or certain aspects of its solutions that Airship AI considers proprietary could adversely affect its business, operating results, financial condition and prospects.

Airship AI relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Airship AI relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Airship AI believes is best protected by means that do not require public disclosure.

Airship AI generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Airship AI may fail to enter into the necessary agreements and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Airship AI has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Airship AI’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Airship AI, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Airship AI’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Airship AI operates may afford limited or no protection for its trade secrets.

Airship AI also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or that these measures will provide adequate protection. There is a risk that third parties may obtain and improperly utilize Airship AI’s proprietary information to its competitive disadvantage. Airship AI may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Airship AI has not been profitable in the past and may not achieve or maintain profitability in the future.

We had a comprehensive loss of approximately $6.5 million, $498,000 and $5.1 million for the nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021, respectively.

There can be no assurance that Airship AI will ever achieve the level of revenues needed to be profitable in the future and if profitability is achieved, that it will be sustained. Airship AI’s revenues have fluctuated and may likely continue to fluctuate significantly from quarter to quarter and from year to year. Airship AI will need to obtain additional capital and increase sales to become profitable.

Airship AI requires substantial additional funding, which may not be available to Airship AI on acceptable terms, or at all, and, if not so available, may require Airship AI to delay, limit, reduce or cease its operations.

Airship AI has limited financial resources. There can be no assurance that sufficient funding will be available to us to fund our operating expenses and to further develop our business. Unless we achieve substantial profitability, we anticipate that we will likely need to raise additional capital to fund our operations while we implement and execute our business plan. We currently do not have any contracts or commitments for additional financing. In addition, any additional equity financing may involve substantial dilution to our existing shareholders. There can be no assurance that such additional capital will be available on a timely basis or on terms that will be acceptable to us. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of our business. If adequate funds are not available or are not available on acceptable terms, we may not be able to further fund our business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

There can be no assurance that Airship AI will be able to comply with the terms of its convertible note.

Pursuant to the terms of a senior secured convertible promissory note issued by Airship AI on June 22, 2023 in the principal amount of $2,000,000, in the event the Merger has not closed by December 22, 2023, the lender under such note has the right, on not less than thirty (30) days written notice to us thereafter, to demand repayment of such note in an amount equal to 110% of the unpaid principal amount together with any accrued but unpaid interest and any other amounts payable. There can be no assurance as to when or if the Business Combination will occur by December 22, 2023 or at all. Absent a waiver or amendment, a breach of this put right and any of other covenants contained in such note could result in an event of default under the note and our indebtedness may become immediately due and payable, the interest rates under the note may increase and the holder’s commitment, if any, to make further loans to us may terminate. In the event that some or all of the amounts outstanding under the note are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts and the holder could foreclose upon critical assets. Any of these outcomes would have an adverse effect on our business and financial condition.

Airship AI has a limited operating history. There can be no assurance that Airship AI will be successful in growing its business.

We have a limited history of operations. As a result, there can be no assurance that we will be successful in our operations. Any potential for future growth will place additional demands on our executive officers, and any increased scope of our operations will present challenges due to our current limited management resources. There can be no assurance that we will be successful in our efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. There can be no assurance that our operations will be profitable.

Airship AI faces intense competition within its industry and is subject to the effects of technology change.

The industry in which we are engaged is subject to rapid and significant technological change. There can be no assurance that Airship AI’s systems can be upgraded to meet future innovations in the industry or that new technologies will not emerge, or existing technologies will not be improved, which would render Airship AI’s offerings obsolete or non-competitive. Many of the companies we compete with enjoy significant competitive advantages over us, including greater name recognition; greater financial, technical and service resources; established networks; additional product offerings; and greater resources for product development and sales and marketing. In addition, there can be no assurance that other established technology companies, any of which would likely have greater resources than Airship AI, will not enter the market. There can be no assurance that Airship AI will be able to compete successfully against any of its competitors.

Airship AI’s proprietary products and services and service delivery may not operate properly, which could damage its reputation, give rise to claims against Airship AI, or divert application of its resources from other purposes, any of which could harm its business and operating results.

We may encounter supply chain, human, or technical obstacles that prevent our products and services from operating profitably. If our offerings do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers. We cannot assure you that material performance problems or defects in our products will not arise in the future. Errors may result from receipt, entry, or interpretation of customer information or from interface of our services. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation, and increased service and maintenance costs. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

If critical components used in Airship AI’s products become scarce or unavailable, Airship AI may incur delays in delivering its products and providing services, which could damage its business. Airship AI relies on a sustainable supply chain. Any issues with this supply chain could adversely affect daily business operations and profitability.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and support necessary to provide some of our products and services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment, supplies, and services we desire. Some of our hardware, software and operational support vendors represent our primary or sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Unavailability of materials or higher costs could adversely affect Airship AI’s financial results.

We depend on certain domestic and international suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components or sub-assemblies and reduced control over pricing and timing of delivery of components and sub-assemblies. Specifically, we depend on suppliers of sub-assemblies, machined parts, printed circuit boards, custom wire fabrications and other miscellaneous customer parts for our products. Although we have and are implementing additional long-term agreements with strategic suppliers to mitigate the risk of supply continuity, there remains risk across our supply chain while we extend our supplier contract program, and there is no guarantee that supply will not be interrupted. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, or they decommit to us previously agreed to supply levels, it may reduce our access to components and require us to search for new suppliers. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

Single or sole-source components used in the manufacture of our products may become unavailable or discontinued. Delays caused by industry allocations or obsolescence may take weeks or months to resolve. In some cases, parts obsolescence may require a product re-design to ensure quality replacement components. These delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations and could harm our reputation.

A significant number of our raw materials or components are comprised of petroleum-based products or incur some form of landed cost associated with transporting the raw materials or components to our facility. Our freight and import costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs; potential port closures; customs clearance issues; increased government regulation or regulatory changes for imports of foreign products into the U.S.; delays created by terrorist attacks or threats, public health issues, national disasters or work stoppages; and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. For example, there have been disruptions in the semi-conductor supply chain that could negatively impact our ability to make our products. While many of the COVID-19 driven supply chain issues have been resolved, challenges to the timely production and delivery of Taiwan based products we utilize for our edge AI platform due to geo-political factors is a concern looking forward. In the event that our suppliers are unable to provide timely delivery of those supplies it will significantly impact our ability to meet delivery schedules for existing and anticipated edge AI hardware-based solutions.

International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. government on any of these raw materials or components and other government trade policies, could adversely impact the supply and cost of these raw materials or components, and could adversely impact our revenues, profitability and financial condition. In particular, the implementation of tariffs and trade restrictions as well as changes in trade policies between the U.S. and China may have an adverse effect on our supply chain from a sourcing and cost perspective. We source certain raw materials from China, as do some of our suppliers. We may be unable to transition away from China to other jurisdictions or obtain secondary source s for raw materials which could result in a material adverse effect on our revenues, profitability and financial condition.

If Airship AI’s security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of its services to current or potential customers may be reduced, and Airship AI may incur significant liabilities.

Airship AI services involve the web-based and data storage and transmission of customers’ information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

The loss of one or more of Airship AI’s significant customers, or any other reduction in the amount of revenue Airship AI derives from any such customer, would adversely affect its business, financial condition, results of operations and growth prospects.

Airship AI sells its product to commercial and government customers under agreements that are normally paid within 30 days of contract completion. For the nine months ended September 30, 2023, two customers represented 50% and 16% of total revenue from 48 customers, although such a high level of 50% customer concentration is not typical. We are not substantially dependent on this customer or any one customer. The primary reason for the increase in reliance on a single customer for the nine months ended September 30, 2023 was due to the lag-time in delivering on a large order received in late 2022 from one division of a customer which was not fulfilled until 2023. For the year ended December 31, 2022, two customers represented 28% and 17% of total revenue from 45 customers, which is more representative of our typical customer concentration. As of December 31, 2022, four customers represent approximately 42%, 19%, 14% and 10% of outstanding account receivables. As of December 31, 2021, three customers represented 28%, 22% and 18% of the outstanding account receivables. Due to the customers and timely payments, customer concentration in account receivables is minimal.

We expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

Airship AI depends on key information systems and third party service providers.

We depend on key information systems to accurately and efficiently transact our business. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, pandemics, epidemics, natural disasters, terrorist attacks, software or equipment failures, processing errors, computer viruses, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

As cybersecurity attacks continue to evolve and increase, our information systems could also be penetrated or compromised by internal and external parties’ intent on extracting confidential information, disrupting business processes or corrupting information. These risks could arise from external parties or from acts or omissions of internal or service provider personnel. Such unauthorized access could disrupt our business and could result in the loss of assets, litigation, remediation costs, damage to our reputation and failure to retain or attract customers following such an event, which could adversely affect our business.

Cyber-attacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to Airship AI’s competitive position.

Increased sophistication and activities of perpetrators of cyber-attacks have resulted in an increase in information security risks in recent years. Hackers develop and deploy viruses, worms, and other malicious software programs that attack products and services and gain access to networks and data centers. If we experience difficulties maintaining existing systems or implementing new systems, we could incur significant losses due to disruptions in our operations. Additionally, these systems contain valuable proprietary and confidential information and may contain personal data of our customers. A security breach could result in disruptions of our internal systems and business applications, harm to our competitive position from the compromise of confidential business information, or subject us to liability under laws that protect personal data. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. Any of these consequences would adversely affect our revenue and margins.

Claims by others that Airship AI infringes their intellectual property could force Airship AI to incur significant costs or revise the way Airship AI conducts its business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third-parties, who may have patents or patent applications relating to our proprietary technology. We may receive letters from third parties alleging, or inquiring about, possible infringement, misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. Any such claims or lawsuit could:

•        be time-consuming and expensive to defend, whether meritorious or not;

•        require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

•        divert the attention of our technical and managerial resources;

•        require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;

•        prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

•        subject us to significant liability for damages or result in significant settlement payments; or

•        require us to indemnify our customers.

Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

Airship AI’s success depends upon the continued protection of its intellectual property rights and Airship AI may be forced to incur substantial costs to maintain, defend, protect and enforce its intellectual property rights.

We hold certain intellectual property rights, trade secrets and know-how relating to various aspects of its technologies, which are of material importance to Airship AI and its future prospects. Competitors may attempt to challenge our IP and IP systems, or may be able to design alternative techniques or devices that develop products with functionalities that are comparable to ours. In the event a competitor infringes upon our intellectual property, enforcing those rights, even if successful, could be expensive, uncertain, difficult and time consuming and could require significant time and attention from our management. Furthermore, there can be no assurance that Airship AI’s products will not infringe on others. We may not have sufficient resources to enforce our intellectual property rights or to defend our IP against challenges from others.

Airship AI depends on its management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect its business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously and adversely affect our business, financial condition and results of operations. Although we have entered into employment or consulting agreements with our personnel, their employment is generally for no specific duration.

Our future performance also depends on the continued services and continuing contributions of our senior management team, which include Victor Huang, our co-Founder and Chief Executive Officer, and Derek Xu, our co-Founder and Chief Operating Officer, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our senior management team, particularly our Chief Executive Officer, Chief Operating Officer or Chief Technology Officer, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Airship AI’s management team has limited experience managing a public company and regulatory compliance may divert their attention from the day-to-day management of Airship AI’s business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. These obligations typically require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Airship AI’s business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on Airship AI’s business and operating results.

Our future depends, in part, on continuing sales to government organizations. Demand from government organizations is often unpredictable, subject to budgetary uncertainty and typically involves long sales cycles. We have made significant investments to address the government sector, but we cannot assure you that these investments will be successful, or that we will be able to maintain or grow our revenue from the government sector. Although we anticipate that they may increase in the future, sales to governmental organizations have not accounted for, and may never account for, a significant portion of our revenue. Sales to governmental organizations are subject to a number of challenges and risks that may adversely impact our business. Sales to such government entities include the following risks:

•        selling to governmental agencies can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

•        government certification requirements applicable to our platform may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the revised certification;

•        government demand and payment for our platform may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our platform; and

•        governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our platform, which would adversely impact our revenue and operating results.

The occurrence of any of the foregoing could cause governmental organizations to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business, operating results and financial condition.

Acquisitions of, or investments in, other companies, products, or technologies may require significant management attention and could disrupt Airship AI’s business, dilute stockholder value, and adversely affect its operating results.

Our business strategy may include acquiring other complementary products, technologies or businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions once undertaken and announced, will close.

If we merge with or acquire another company following the Business Combination, it is reasonably expected that there will be increased operating expenses and costs associated with the merger that could negatively impact operating profits in the future periods immediately following the M&A event. The extent and longevity of those impacts is not possible to quantify.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•        inability to integrate or benefit from acquired technologies, products, personnel or services in a profitable manner;

•        unanticipated costs or liabilities associated with the acquisition, including potential liabilities due to litigation and potential identified or unknown security vulnerabilities in acquired technologies that expose us to additional security risks or delay our ability to integrate the product into our offerings or recognize the benefits of our investment;

•        differences between our values and those of an acquired company, as well as potential disruptions to our workplace culture;

•        incurrence of acquisition-related costs, including costs related to integration activities;

•        difficulty integrating the accounting and information systems, operations, and personnel of the acquired business;

•        augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation;

•        difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•        challenges converting the acquired company’s revenue recognition policies and forecasting the related revenues, including subscription-based revenues and software license revenues;

•        potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;

•        difficulty converting the customers of the acquired business onto our platform and contract terms;

•        diversion of management’s attention and other company resources;

•        harm to our existing business relationships with business partners and customers as a result of the acquisition;

•        the potential loss of key employees;

•        use of resources that are needed in other parts of our business; and

•        use of substantial portions of our available cash to consummate the acquisition.

We cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities or risks. Integrating an acquired technology, asset or business into our operations can be challenging, complex and costly and we cannot assure you that we will be successful or that the anticipated benefits of the acquisitions that we complete will be realized or outweigh their costs. If our integration and development efforts are not successful and the anticipated benefits of the acquisitions that we complete are not achieved, our business, operating results, financial condition, and prospects could be adversely affected.

In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and values, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, operating results, financial condition, and prospects.

Material adverse developments in domestic and global economic conditions, or the occurrence of other world events, could materially adversely affect Airship AI’s revenue and results of operations.

Various factors contribute to the uncertain economic environment, including the ongoing Russia-Ukraine war, the increase in, and volatility of, interest rates, high inflation, an actual recession or fears of a recession, trade policies and tariffs and geopolitical tensions. Our inability to offset price inflation in our materials, components, shipping, or labor through increased prices to customers with long-term fixed contracts and formula-based or long-term fixed price contracts with suppliers could adversely affect our business, financial condition and results of operations. Global supply chain and labor market challenges could also negatively affect our performance as well as the performance of our suppliers. Interest rate increases have also created financial market volatility and could further negatively impact financial markets, lead to an economic downturn or recession or have an adverse effect on our operating results. Economic slowdowns can also negatively impact municipal and state tax collections and put pressure on law enforcement budgets which may increase the risk that our customers will be unable to appropriate funds for existing or future contracts with us. In addition, geopolitical risks could affect our customers’ budgets and policies. These and other factors may adversely affect customer demand and ability to pay, cause decrease in sales, and negatively impact the realizability of our accounts and notes receivable and contract assets.

Catastrophic events could materially adversely affect Airship AI’s business, results of operations and/or financial condition.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, fire, explosion, failure to contain hazardous materials, industrial accident, utility failure, cyber-attack, terrorist attack, public health crisis, pandemic, or other catastrophic event could cause delays in completing sales, providing services, or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and our operating results as well as expose us to claims, litigation and governmental investigations and fines.

If our backup and mitigation plans are not sufficient to minimize business disruption, our financial results could be adversely affected. We are continuously monitoring our operations and intend to take appropriate actions to mitigate the risks arising from catastrophic events, but there can be no assurances that we will be successful in doing so.

If Airship AI fails to maintain effective internal control over financial reporting or identify a material weakness or significant deficiency in its internal control over financial reporting, Airship AI’s ability to report its financial condition and results of operations in a timely and accurate manner could be adversely affected, investor confidence in Airship AI company could diminish, and the value of its stock may decline.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these processes may result in errors that may not be detected and could result in a material misstatement or other errors of our consolidated financial statements. Such errors may be more likely to occur when implementing new systems and processes, particularly when implementing evolving and complex accounting rules. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that as a publicly-traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While we continually undertake steps to improve our internal control over financial reporting as our business changes, we may not be successful in making the improvements and changes necessary to be able to identify and remediate control deficiencies or material weaknesses on a timely basis. If we are unable to successfully remediate any current or future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, access to capital markets and perceptions of our creditworthiness may be adversely affected; we may be unable to maintain compliance with securities laws, stock exchange listing requirements and debt instruments covenants regarding the timely filing of periodic reports; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; we may suffer defaults under our debt instruments; and our stock price may decline.

Changes in accounting principles or their application to Airship AI could result in unfavorable accounting charges or effects, which could adversely affect its results of operations and growth prospects.

We prepare our consolidated financial statements in accordance with GAAP. In particular, we make certain estimates and assumptions related to the adoption and interpretation of these principles including the recognition of our revenue and the accounting for our provision for income taxes. If these assumptions turn out to be incorrect, our financial results and position could materially differ from our expectations and could be materially adversely affected. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results or our forecasts, which may negatively impact our financial statements.

If Airship AI’s judgments or estimates relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Airship AI’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in its stock price.

The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI” the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of the combined company’s securities. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition and income taxes.

Airship AI has limited insurance which may not cover claims by third parties against Airship AI or its officers and directors.

We have directors’ and officers’ liability insurance and commercial liability insurance policies. Claims, however, by third parties against us may exceed policy amounts and we may not have amounts to cover these claims. Any significant claims would have a material adverse effect on our business, financial condition and results of operations. In addition, our limited directors’ and officers’ liability insurance may affect our ability to attract and retain directors and officers.

Airship AI could be subject to additional tax liabilities.

We are subject to federal, state, and local income taxes in the United States and numerous foreign jurisdictions. Determining our provision for income taxes requires significant management judgment, and the ultimate tax outcome may be uncertain. In addition, our provision for income taxes is subject to volatility and could be adversely affected by many factors, including, among other things, changes to our operating or holding structure, changes in the amounts of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in U.S. and foreign tax laws. Moreover, we are subject to the examination of our income tax returns by tax authorities in the United States and various foreign jurisdictions, which may disagree with our calculation of research and development tax credits, cross-jurisdictional transfer pricing, or other matters and assess additional taxes, interest or penalties. While we regularly assess the likely outcomes of these examinations to determine the adequacy of our provision for income taxes and we believe that our financial statements reflect adequate reserves to cover any such contingencies, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. If U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our financial condition or results of operations may be adversely impacted.

Provisions enacted by the 2017 Tax Cuts and Jobs Act related to the capitalization for tax purposes of research and experimental (“R&E”) expenditures became effective on January 1, 2022. Beginning January 1, 2022, all U.S. and non-U.S. based R&E expenditures must be capitalized and amortized over five years and 15 years, respectively.

Costs incurred in the development of software programs for Airship AI’s products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. No software development costs have been capitalized during the years ended or as of December 31, 2022 and 2021.

Risks Related to Ownership of Airship Pubco Securities

The ability of Public Shareholders to exercise Redemption Rights with respect to a large number of Public Shares may adversely affect the liquidity and trading of Airship Pubco securities following Closing.

At the time of entering into the Merger Agreement, BYTS did not know how many Public Shareholders may exercise their Redemption Rights and therefore, it needed to structure the transaction based on its expectations as to the number of shares that will be submitted for redemption. The Merger Agreement provides that Airship AI’s obligation to consummate the Business Combination is conditioned on, among other things, the minimum cash amount.

BYTS has entered into Non-Redemption Agreements with respect to an aggregate of $7 million of public shares, and expects such Non-Redemption Agreements will satisfy the Minimum Cash Condition. Nevertheless, if the exercise of Redemption Rights by Public Shareholders causes BYTS to fail to meet the Minimum Cash Condition, unless such condition is waived by Airship AI, the Merger Agreement could terminate and the Business Combination may not be consummated. There can be no assurance that Airship AI would waive any such provision of the Merger Agreement. Further, in the event that the number of Public Shares being redeemed is greater than the number of Public Shares assumed to be redeemed in the Maximum Redemptions Scenario and the Business Combination is approved and consummated with the Minimum Cash Condition waived by Airship AI, the ownership percentage retained by the

Public Shareholders in Airship Pubco and the amount of cash available for use by Airship Pubco will be even less than 0.3% and $7.0 million, respectively, under Maximum Redemptions Scenario presented in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

In addition, the exercise of Redemption Rights with respect to a large number of Public Shares may result in insufficient cash available to fund Airship AI’s business and may make BYTS and Airship AI unable to take such actions as may be desirable in order to optimize the capital structure of Airship Pubco upon consummation of the Business Combination.

Our common stock price may be volatile.

If a public trading market does develop for the Airship Pubco Common Stock, its market price is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•        the concentration of the ownership of our shares by a limited number of affiliated stockholders may limit interest in our securities;

•        limited “public float” with a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the Airship Pubco Common Stock;

•        additions or departures of key personnel;

•        loss of a strategic relationship;

•        variations in operating results from the expectations of securities analysts or investors;

•        announcements of new products or services by us or our competitors;

•        reductions in the market share of our products;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•        investor perception of our industry or prospects;

•        insider selling or buying;

•        investors entering into short sale contracts;

•        regulatory developments affecting our industry;

•        changes in our industry;

•        competitive pricing pressures;

•        our ability to obtain working capital financing;

•        sales of the Airship Pubco Common Stock;

•        our ability to execute our business plan;

•        operating results that fall below expectations;

•        revisions in securities analysts’ estimates or reductions in security analysts’ coverage; and

•        economic and other external factors.

Many of these factors are beyond our control and may decrease the market price of the Airship Pubco Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for the Airship Pubco Common Stock will be at any time, including as to whether the Airship Pubco Common Stock will sustain current market prices, or as to what effect that the sale of shares or the availability of the Airship Pubco Common Stock for sale at any time will have on the prevailing market price.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Airship Pubco Common Stock.

Our executive officers and directors will continue to exercise significant control over us after the Business Combination, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

These stockholders may have interests, with respect to their Airship Pubco Common Stock, which are different from those of the public investors and the concentration of voting power among one or more of these stockholders may have an adverse effect on the price of the Airship Pubco Common Stock.

In addition, this concentration of ownership might adversely affect the market price of the Airship Pubco Common Stock by: (1) delaying, deferring or preventing a change of control; (2) impeding a merger, consolidation, takeover or other business combination involving us; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

The requirements of being a public company may strain the Company’s resources and distract management and we will incur substantial costs as a result of being a public company.

Following the consummation of the Business Combination, the Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Securities Act. These rules, regulations and requirements are extensive. We will incur significant costs associated with our public company corporate governance and reporting requirements. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more corporate employees to comply with these requirements or engage outside consultants, which would increase our costs and expenses. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. These applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the Airship Pubco Board or as executive officers.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this proxy statement/prospectus and in the filings that we are required to make as a public company, our business, operating results and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.

Sales of a substantial amount of Airship Pubco Common Stock in the public market, particularly sales by our executive officers, directors and significant stockholders, or the perception that these sales could occur, could cause the market price of Airship Pubco Common Stock to decline.

Sales of a substantial number of shares of Airship Pubco Common Stock in the public market, particularly sales by our executive officers, directors and principal stockholders, or the perception that these sales might occur, could cause the market price of Airship Pubco Common Stock to decline. Some of our executive officers, directors and the holders of a substantial number of shares of Airship Pubco Common Stock following the Business Combination are subject to lock-up provisions in that, for a period of at least six months from the date of closing of the Business Combination, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of Airship Pubco Common Stock and of any securities convertible into or exercisable for Airship Pubco Common Stock, unless waived, amended, or repealed by the Airship Pubco Board.

When the applicable lock-up periods expire, our security holders subject to lock-up provisions will be able to sell shares of Airship Pubco Common Stock in the public market. In addition, the Airship Pubco Board may, in its discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the Proposed Bylaws. Sales of a substantial number of such shares upon expiration of the lock-up provisions, the perception that such sales may occur or early release of these provisions could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, we may file a registration statement to register shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable vesting requirements and expiration of the lock-up provisions referred to above, the shares issued upon exercise of outstanding stock options would be available for immediate resale in the open market.

A decline in the price of Airship Pubco Common Stock could affect our ability to raise working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of Airship Pubco Common Stock could result in a reduction in the liquidity of the common stock and a reduction in our ability to raise capital. A decline in the price of Airship Pubco Common Stock could be especially detrimental to our liquidity, operations and strategic plans. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and services and continue current operations. If Airship Pubco Common Stock’s price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

We have not paid any cash dividends on Airship Pubco Common Stock and do not intend to pay cash dividends on Airship Pubco Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of the Airship Pubco Board and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the Airship Pubco Board decides is relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

If our stock price fluctuates after the Business Combination, you could lose a significant part of your investment.

The market price of Airship Pubco Common Stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this proxy statement/prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as the ongoing Russia-Ukraine war, recessions, inflation, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The public stockholders will experience immediate dilution as a consequence of the issuance of Airship Pubco Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Airship Pubco Equity Incentive Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of Airship Pubco.

It is anticipated that, following the Business Combination, an aggregate of 27,540,891 shares of Airship Pubco Common Stock will be outstanding, assuming maximum redemptions and based on Airship AI’s balance of capital stock as of September 30, 2023, comprised of: (i) 18,417,089 shares of Airship Pubco Common Stock issued to Airship Securityholders in the Merger (including 5,000,000 Earnout Shares, which shares will be issued and held in escrow as of the Closing Date, but excluding the shares of Airship Pubco Common Stock reserved for issuance upon the exercise of Converted Stock Options, Converted Warrants and Converted SARs, which will not be outstanding immediately following the Closing), constituting approximately 66.9% of the outstanding Airship Pubco Common Stock; (ii) 8,692,868 shares of Airship Pubco Common Stock issued to the Sponsor (which reflects the forfeiture of 1,000,000 shares by the Sponsor pursuant to the Parent Support Agreement, 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, and all of the Share Contribution shares retained in respect of such Public Shares), constituting approximately 31.6% of the outstanding Airship Pubco Common Stock; (iii) 93,434 shares of Airship Pubco Common Stock held by the Non-Redeeming Shareholder, constituting less than 1% of the outstanding Airship Pubco Common Stock; (iv) no shares of Airship Pubco Common Stock held by BYTS Public Shareholders (not including the 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and the 93,434 Public Shares held by the Non-Redeeming Shareholder), and (v) 337,500 shares of Airship Pubco Common Stock issuable to certain service providers, constituting approximately 1.2% of the outstanding Airship Pubco Common Stock. These percentages assume that no BYTS Warrants will be exercised and there are no other issuances of equity securities of Airship Pubco prior to or in connection with the Closing, including any equity awards that may be issued under the Airship Pubco Equity Incentive Plan following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by BYTS’ existing shareholders in the combined company will be different.

In addition, Airship AI employees and consultants hold, and after the Business Combination, are expected to be granted, equity awards under equity incentive plans. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Airship Pubco Common Stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of BYTS securities and may adversely affect prevailing market prices for our Public Shares or Public Warrants.

Airship Pubco Warrants will become exercisable for Airship Pubco Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. Such dilution will increase if more Public Shares are redeemed.

Outstanding Airship Pubco Warrants to purchase an aggregate of up to 16,699,626 shares of Airship Pubco Common Stock, including 16,184,626 Public Warrants and 515,000 Private Placement Warrants, will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. However, there is no guarantee that the Airship Pubco Warrants will ever be in the money prior to their expiration, and, as such, the warrants may expire worthless. See “— Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”

To the extent the Airship Pubco Warrants are exercised, additional shares of Airship Pubco Common Stock will be issued, which will result in dilution to the holders of Airship Pubco Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the Airship Pubco Warrants will increase if a large number of BYTS shareholders elect to redeem their shares in connection with the Business Combination. Holders of the Public Warrants do not have a right to redeem such warrants. Accordingly, the redemption of Public Shares without any accompanying redemption of Public Warrants will increase the dilutive effect of the exercise of Public Warrants. Assuming the maximum redemption of 1,173,604 Public Shares, and assuming each redeeming shareholder holds one-half of one warrant for each Public Share redeemed, representing the number of warrants initially included in the BYTS Units, up to 586,802 Public Warrants would be retained by redeeming stockholders (assuming all such holders elected not to exercise their warrants, and assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of Public Warrants following the Closing) with an aggregate market value of approximately $17,604, based on the market price of $0.03 per Public Warrant as of November 21, 2023, the Record Date. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination. Sales of substantial numbers of shares issued upon the exercise of Airship Pubco Warrants in the public market or the potential that such warrants may be exercised could also adversely affect the market price of Airship Pubco Common Stock.

There can be no assurance that the shares of Airship Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Airship Pubco will be able to comply with the continued listing rules of Nasdaq.

BYTS Units, Public Shares and Public Warrants are currently listed on Nasdaq. If BYTS’ securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist BYTS’ securities from trading on its exchange, which could limit investors’ ability to make transactions in BYTS’ securities and subject us to additional trading restrictions.

We have applied for listing of the Airship Pubco Common Stock and Airship Pubco Warrants on Nasdaq. However, there can be no assurance that the shares of Airship Pubco Common Stock or Airship Pubco Warrants that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing. Even if Airship Pubco’s securities are so listed at Closing, Airship Pubco may be unable to maintain the listing of its securities in the future.

The continued eligibility for listing of Airship Pubco’s securities may depend on, among other things, the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists the shares of Airship Pubco Common Stock or Public Warrants from trading on its exchange for failure to meet its listing rules, Airship Pubco and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that the Airship Pubco Common Stock is a “penny stock” which will require brokers trading in shares of Airship Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” The Airship Pubco Common Stock and Public Warrants are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Airship Pubco’s securities were no longer listed on Nasdaq, such securities would not qualify as covered securities and Airship Pubco would be subject to regulation in each state in which it offers its securities.

A shareholder-approved amendment to BYTS’ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that BYTS have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, BYTS and Airship AI may complete the Business Combination even if the Airship Pubco Common Stock would be a “penny stock” upon the Closing.

On September 22, 2023, BYTS held the Second Extension Meeting. At the Second Extension Meeting, among other things, BYTS shareholders approved an amendment to the Cayman Constitutional Documents to remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. The purpose of such limitation in the Cayman Constitutional Documents was to ensure that BYTS did not become subject to the SEC’s “penny stock” rules because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). But because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, BYTS recommended that shareholders remove the net tangible assets requirement from the Cayman Constitutional Documents, because BYTS could rely on another exclusion which relates to BYTS being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public Shares would not be deemed to be a “penny stock” under the Exchange Rule. Another exclusion from the “penny stock” rule that Airship Pubco could potentially rely on after the Closing is the requirement that the Airship Pubco Common Stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the Airship Pubco Common Stock will be listed on Nasdaq at the Closing or that the Airship Pubco Common Stock would comply with the $5.00 Price Rule.

If Airship Pubco has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, if the Airship Pubco Common Stock is not listed on Nasdaq or another national securities exchange, such that it does not satisfy the Exchange Rule, if the trading price of the Airship Pubco Common Stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then we expect that the Airship Pubco Common Stock would be a “penny stock” upon Closing. BYTS and Airship AI may nevertheless waive the “penny stock” condition to Closing under the Merger Agreement. If the parties consummate the Business Combination at a time when the shares of Airship Pubco Common Stock are a “penny stock”, such event will require brokers trading in shares of Airship Pubco Common Stock to adhere to more stringent rules. For example, brokers trading in shares of Airship Pubco Common Stock would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the Airship Pubco Common Stock is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Airship Pubco Common Stock. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of Airship Pubco Common Stock. If the shares of Airship Pubco Common Stock are subject to the penny stock rules, the holders of such shares of Airship Pubco Common Stock may find it more difficult to sell their shares.

The future exercise of registration rights may adversely affect the market price of the Airship Pubco Common Stock.

Pursuant to the A&R Registration Rights Agreement, Airship Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Airship Pubco Common Stock and other equity securities of Airship Pubco that are held by the Registration Rights Holders from time to time. Pursuant to the A&R Registration Rights Agreement, the Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Airship Pubco Common Stock held by such parties following the consummation of the Merger. We estimate that an aggregate of 25,510,928 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants will be subject to registration rights immediately following Closing.

The registration of these securities will permit the public resale of such securities, subject to any applicable contractual lock-up obligation. The registration and availability of a significant number of securities for trading in the public market may have an adverse effect on the market price of the Airship Pubco Common Stock post-Closing.

Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.

The exercise price for the outstanding BYTS Warrants is $11.50 per share. There can be no assurance that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration and as such, the Public Warrants may expire worthless.

The BYTS Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and BYTS. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that increases the exercise price or shortens the exercise period of the Public Warrants.

Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Airship Pubco Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired Airship Pubco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Airship Pubco Warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of Airship Pubco Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the Public Warrants unless an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the 30-day redemption period, except if we elect to require the warrants to be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants, if you do not otherwise exercise you warrants, as permitted under the Warrant Agreement, before the redemption date. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or any of its permitted transferees. As of the date of this proxy statement/prospectus, BYTS Class A Ordinary Shares have never traded above $18.00 per share, therefore neither current nor recent share prices meet or exceed the threshold that would allow Airship Pubco to redeem Public Warrants.

In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption if the closing price of the Airship Pubco Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 day trading-day period ending on the third day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants on a cashless basis prior to redemption for a number of shares of Airship Pubco Common Stock determined based on the redemption date and fair market value of the Airship Pubco Common Stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had been able to exercise their warrants at a later time at which the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants. In addition, such redemptions may occur at a time when the Airship Pubco Warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the Airship Pubco Common Stock had such Airship Pubco Warrants remained outstanding. If the price of the Airship Pubco Common Stock is less than $18.00 and we seek redemption of the Public Warrants, we must call the Private Placement Warrants for redemption on the same terms.

In the event that Airship Pubco determines to redeem the Public Warrants when the closing price of the shares of Airship Pubco Common Stock equals or exceeds $18.00 per share or $10.00 per share, pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, respectively, Airship Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Airship Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Public Warrant holders will only be able to exercise their Public Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer shares of Airship Pubco Common Stock from such exercise than if such warrants were exercised for cash.

The Public Warrants generally may not be exercised on a “cashless basis”, except as described below. In contrast, the Private Placement Warrants, for so long as they are held by the Sponsor and certain permitted transferees, may be exercised on a “cashless basis”. The reason that BYTS agreed that the Private Placement Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it was not known at the time of BYTS’ IPO whether the Sponsor would be affiliated with us following a business combination. If the Sponsor remains affiliated with Airship Pubco, its ability to sell Airship Pubco securities in the open market will be significantly limited. We expect Airship Pubco to have policies in place that prohibit insiders from selling securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Airship Pubco securities, an insider cannot trade in Airship Pubco securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their Airship Pubco Warrants and sell the shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the Insiders could be significantly restricted from selling such securities.

The Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Airship Pubco Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Airship Pubco Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of Airship Pubco Common Stock equal to lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Airship Pubco Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of the shares of Airship Pubco Common Stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” is the average reported closing price of the shares of Airship Pubco Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, a holder of Public Warrants would receive fewer shares of Airship Pubco Common Stock from such exercise than if such warrants were exercised for cash.

The Airship Pubco Warrants may have an adverse effect on the market price of the Airship Pubco Common Stock.

Upon the Business Combination, the BYTS Warrants will be assumed and converted into Airship Pubco Warrants and will entitle the holders to purchase shares of Airship Pubco Common Stock. Such Airship Pubco Warrants, when exercised, will increase the number of issued and outstanding shares of Airship Pubco Common Stock and reduce the value of the Airship Pubco Common Stock.

The Warrant Agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits and result in increased costs to warrant holders to bring a lawsuit. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board.

We are a “smaller reporting company” and “emerging growth company” under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies and emerging growth companies could make our common stock less attractive to investors.

We are a “smaller reporting company” and an “emerging growth company” under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Furthermore, as an emerging growth company, we intend to take advantage of exemptions from certain reporting requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. Investors may not find our common stock attractive because we may rely on these exemptions and reduced disclosures. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of BYTS’ IPO, (b) in which we have total annual gross revenue of at least $1.23 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Risks Related to the Business Combination and BYTS

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to BYTS prior to the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how BYTS’ Public Shareholders vote.

The Sponsor and each director and officer of BYTS have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Parent Support Agreement. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

We may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest.

Our Public Shareholders are protected from a material adverse event of Airship AI arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the extraordinary general meeting, we may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.

BYTS’ ability to complete an initial business combination with Airship AI may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.

The Sponsor is a Cayman Islands exempted limited partnership and is likely to be considered a “foreign person” under the regulations administered by CFIUS. As such, an initial business combination with Airship AI may be subject to CFIUS jurisdiction, the scope of which includes controlling investments (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. The parties have determined that Airship AI is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. The parties may determine to submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or recommend that the U.S. president block the initial business combination or order BYTS to divest all or a portion of Airship AI following the Closing. Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and BYTS has limited time to complete its initial business combination. If BYTS cannot complete its initial business combination by March 25, 2024, or such later date that may be approved by BYTS’ shareholders, because the review process extends beyond such timeframe or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, BYTS may be required to liquidate. If BYTS liquidates, its Public Shareholders may only receive their pro rata share of amounts held in the Trust Account that are available for distribution to Public Shareholders, and the BYTS Warrants will expire worthless. This will also cause shareholders to lose the investment opportunity in Airship AI and the chance of realizing future gains on their investment through any price appreciation in the combined company.

If BYTS is deemed to be an investment company for purposes of the Investment Company Act, BYTS may be forced to abandon its efforts to complete the Business Combination and instead be required to liquidate. To mitigate the risk of that result, on February 10, 2023, BYTS moved its Trust Account from investments in securities to an interest-bearing bank deposit account.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”), relating, among other things, to circumstances in which SPACs such as us could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering. As indicated above, we completed our IPO in March 2021 and have operated as a blank check company searching for a target business with which to consummate a business combination since such time (or approximately 29 months after the effective date of our IPO, as of the date of this proxy statement).

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that BYTS has been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. If BYTS was deemed to be an investment company for purposes of the Investment Company Act, BYTS might be forced to abandon its efforts to complete the Business Combination and instead be required to liquidate. If BYTS is required to liquidate, BYTS would not be able to complete the Business Combination and investors would not be able to realize the benefits of owning shares in Airship AI, including the potential appreciation in the value of the shares and warrants following such a transaction, and the BYTS Warrants would expire worthless.

The funds in the Trust Account were, since the IPO, held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Nevertheless, to mitigate the risk of BYTS being deemed to have been operating as an unregistered investment company under the Investment Company Act, on February 10, 2023, which was prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, BYTS instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and, thereafter, to hold all funds in the Trust Account in an interest-bearing bank deposit account until the earlier of the consummation of our business combination or our liquidation. Following such liquidation of the assets in our Trust Account, we will likely receive less interest on the funds held in the Trust Account than we otherwise would have, which would reduce the dollar amount our public stockholders would have otherwise received upon any redemption or liquidation of the Company if the assets in the Trust Account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future.

Since the Sponsor and BYTS’ directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Airship AI is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the BYTS Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and BYTS’ directors and officers have interests in such proposal that are different from, or in addition to, those of BYTS shareholders and warrant holders generally.

Such interests include the following:

•        The Sponsor paid (i) $25,000 or approximately $0.003 per share for the Founder Shares, which such Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $86,587,749, based on the $10.70 closing price of the BYTS Class A Ordinary Shares on Nasdaq on November 21, 2023, (ii) $10,300,000 or approximately $10.00 per unit for the 1,030,000 Private Placement Units, which such Private Placement Units, if unrestricted and freely tradeable, would be valued at approximately $10,959,200, based on the

$10.64 closing price of the BYTS Units on Nasdaq on November 21, 2023 and (iii) approximately $6,065,000 or approximately $10.63 per share for 570,555 BYTS Class A Ordinary Shares, in connection with the Non-Redemption Agreement, which such Public Shares would be valued at approximately $6,104,939 based on the $10.70 closing price of the BYTS Class A Ordinary Shares on Nasdaq on November 21, 2023. Pursuant to the Parent Support Agreement, the Sponsor will forfeit 1,000,000 Founder Shares in connection with the Closing of the Business Combination and agreed to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing. We estimate that, at the Closing, the Sponsor will hold an aggregate of 8,692,868 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $93,029,138, based on the $10.70 closing price of the BYTS Class A Ordinary Shares and $0.03 closing price of the BYTS Warrants on Nasdaq on November 21, 2023. However, given that such shares of Airship Pubco Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, BYTS believes such shares have less value.

•        If BYTS does not consummate a business combination by March 25, 2024 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the BYTS Board, liquidating and dissolving, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares owned by the Sponsor would be worthless because following the redemption of the Public Shares, BYTS would likely have few, if any, net assets and because the Insiders have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of the Founder Shares if BYTS fails to complete a business combination within the required period. Additionally, in such event, the 1,030,000 Private Placement Units (including the underlying securities) will also expire worthless. BYTS’ directors and executive officers have an indirect economic interest in the Private Placement Units and Founder Shares owned by the Sponsor.

•        As a result of the low purchase price paid for the Founder Shares, even if the trading price of the Airship Pubco Common Stock were as low as $2.10 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Airship Pubco Common Stock and Airship Pubco Warrants issued in respect of the Private Placement Units or the Public Shares held by the Sponsor) would be approximately equal to the investment in BYTS by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in us even at a time when the Airship Pubco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and BYTS liquidates without completing another initial business combination before the end of the completion window, the Sponsor would lose its entire investment in us.

•        Upon liquidation, the Sponsor will lose its entire investment in the Founder Shares and Private Placement Units, which totals $10,325,000 in the aggregate. The potential loss of this investment could incentivize the Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation.

•        Louis Lebedin is expected to be a director of Airship Pubco after the Closing. As such, in the future, Louis Lebedin may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that Airship Pubco Board determines to pay to its non-employee directors.

•        BYTS’ existing directors and officers will be eligible for continued indemnification and continued coverage under BYTS’ directors’ and officers’ liability insurance policy after the Merger and pursuant to the Merger Agreement and indemnification agreements entered into with such directors and officers in connection with the IPO.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to BYTS if and to the extent any claims by a third party (other than BYTS’ independent registered public accounting firm) for services rendered or products sold to BYTS, or a prospective target business with which BYTS has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per Public Share and (b) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•        The Sponsor and its affiliates have made an aggregate of $390,219.44 of advances to BYTS as of the date of this proxy statement/prospectus, which will be repaid in cash at the closing of the Business Combination. Additionally, BYTS’ officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. As of the date of this proxy statement/prospectus the current value of the reimbursement of the out-of-pocket expenses owed to BYTS’ officers and directors and their affiliates is $0. However, if BYTS fails to consummate a business combination by March 25, 2024 (or if such date is extended at a duly called extraordinary general meeting, such later date), such persons will not have any claim against the Trust Account for reimbursement. Accordingly, BYTS may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date.

•        Pursuant to the A&R Registration Rights Agreement, the Insiders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Airship Pubco Common Stock and Airship Pubco Warrants held by such parties following the consummation of the Proposed Transaction. We estimate that the Insiders will hold an aggregate of 8,692,868 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants subject to registration rights after reflecting forfeitures and the Share Contribution pursuant to the Parent Support Agreement.

See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination.”

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “— Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as BYTS’ directors and officers may have influenced their motivation in identifying and selecting Airship AI as a business combination target, completing an initial business combination with Airship AI and influencing the operation of the business following the initial business combination. Because the Sponsor and BYTS’ directors and officers will lose their entire investment in BYTS if BYTS does not complete an initial business combination and will benefit from the completion of a business combination, they may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to BYTS shareholders rather than liquidate. In considering the recommendations of the BYTS Board to vote for the proposals, its shareholders should consider these interests.

The exercise of BYTS’ directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in BYTS’ shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require BYTS to agree to amend the Merger Agreement, to consent to certain actions taken by Airship AI or to waive rights that BYTS is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Airship AI’s business or a request by Airship AI to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at BYTS’ discretion, acting through the BYTS Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, BYTS does not believe there will be any changes or waivers that BYTS’ directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, BYTS will circulate a new or amended proxy statement/prospectus and resolicit BYTS’ shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

BYTS and Airship AI will incur significant transaction and transition costs in connection with the Business Combination.

BYTS and Airship AI have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. BYTS and Airship AI may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Airship Pubco following the closing of the Business Combination.

Subsequent to the consummation of the Business Combination, Airship Pubco may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Airship AI has identified all material issues or risks associated with Airship AI, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Airship AI’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or Airship Pubco. Additionally, we have no indemnification rights against the Airship Securityholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any shareholders or warrant holders of BYTS who choose to remain Airship Pubco stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares or warrants. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of Airship AI and unaudited condensed combined pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Airship Pubco’s actual financial position or results of operations would have been.

The historical financial results of Airship AI included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone public company during the periods presented or those Airship Pubco will achieve in the future. This is primarily the result of the following factors: (i) Airship Pubco will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Airship Pubco’s capital structure will be different from that reflected in Airship AI’s historical financial statements. Airship Pubco’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Airship Pubco’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited condensed combined pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, BYTS being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Airship AI on the Closing Date and the number of

BYTS Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such unaudited condensed combined pro forma financial information may not be indicative of Airship Pubco’s future operating or financial performance and Airship Pubco’s actual financial condition and results of operations may vary materially from Airship Pubco’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Airship AI and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Airship Pubco Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Airship AI. We will depend on Airship AI for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to Airship Pubco Common Stock. The financial condition and operating requirements of Airship AI may limit our ability to obtain cash from Airship AI. The earnings from, or other available assets of, Airship AI may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Airship Pubco Common Stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.

The fairness opinion obtained by the BYTS Board does not and will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

Scalar has provided a fairness opinion to the BYTS Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by Scalar in preparing such opinion, the Consideration (as defined in such opinion) to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement is fair from a financial point of view to the holders of the BYTS Class A Ordinary Shares, other than the Excluded Parties, without giving effect to any impact of the Business Combination on any particular holder of the BYTS Class A Ordinary Shares other than in its capacity as a holder of the BYTS Class A Ordinary Shares. The written opinion of Scalar is attached as Annex H to this proxy statement/prospectus and is incorporated by reference herein.

Scalar’s opinion does not and will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of BYTS or Airship AI, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of BYTS and Airship AI and on which the fairness opinion was based, and that may alter the value of BYTS and Airship AI or the prices of the BYTS Class A Ordinary Shares or the Airship Common Stock prior to consummation of the Business Combination. The value of the BYTS Class A Ordinary Shares has fluctuated since, and could be materially different from its value as of, the date of Scalar’s opinion, and Scalar’s opinion does not address the prices at which the BYTS Class A Ordinary Shares, BYTS Class B Ordinary Shares, BYTS Warrants, BYTS Units or other securities or financial instruments of or relating to BYTS may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. BYTS does not anticipate asking Scalar to update Scalar’s opinion, and Scalar does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The lack of a new or updated third-party fairness opinion may lead to an increased number of BYTS Shareholders who vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact BYTS’ ability to consummate the Business Combination, or if BYTS is able to consummate the Business Combination, high redemptions will impact the amount of capital Airship Pubco has to execute on its business plans as set forth in this proxy statement/prospectus.

BYTS Insiders may elect to purchase shares from Public Shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A Ordinary Shares or Public Warrants.

Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements. On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor or our or its respective directors, officers, advisors or affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BYTS’ shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor or our or its respective directors, officers, advisors or affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor or our or its respective directors, officers, advisors or affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor or our or its respective directors, officers, advisors or affiliates would waive their Redemption Rights. In the event that the Sponsor or our or its respective directors, officers, advisors or affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.

The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Additionally, in the event the Sponsor, or our or its directors, officers, advisors or affiliates were to purchase shares or warrants in privately negotiated transactions from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        This proxy statement/prospectus discloses the possibility that the Sponsor or our or its respective directors, officers, advisors or affiliates may purchase shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        If the Sponsor or our or its respective directors, officers, advisors or affiliates were to purchase shares or warrants from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•        This proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor or our or its respective directors, officers, advisors or affiliates would not be voted in favor of approving the Business Combination transaction;

•        The Sponsor or our or its respective directors, officers, advisors or affiliates would not possess any Redemption Rights with respect to our securities or, if they do acquire and possess Redemption Rights, they would waive such rights in the event that the Business Combination is consummated; and

•        BYTS would disclose in a Current Report on Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of our securities purchased outside of the redemption offer by the Sponsor, or our or its respective directors, officers, advisors or affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, or our or its respective directors, officers, advisors or affiliates;

•        the impact, if any, of the purchases by the Sponsor or our or its respective directors, officers, advisors or affiliates on the likelihood that the Business Combination transaction will be approved;

•        the identities of our security holders who sold to our Sponsor or our or its respective directors, officers, advisors or affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our Sponsor or our or its respective directors, officers, advisors or affiliates; and

•        the number of BYTS Ordinary Shares for which BYTS has received redemption requests pursuant to the redemption offer.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in BYTS’ IPO).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our business combination within the required time period, or upon the exercise of a Redemption Right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share, due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.

In recent months, the market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to us and our management team. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future. The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.

In addition, even after we complete the Business Combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect our directors and officers, Airship Pubco may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to consummate the Business Combination on terms favorable to our investors.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, BYTS files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. In addition, the BYTS Board may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately $18,293 and to imprisonment for five years in the Cayman Islands.

We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Once we lose our “emerging growth company” and “smaller reporting company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of BYTS’ IPO, (b) in which we have total annual gross revenue of at least $1.23 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

There is a risk that the new 1% U.S. federal excise tax may be imposed on us in connection with redemptions of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations). The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change. Because we will be a Delaware corporation as a result of the Domestication and because our securities trade on Nasdaq, we would be a “covered corporation” within the meaning of the Inflations Reduction Act. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), who has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any redemptions of our Public Shares after December 31, 2022, including redemptions in connection with the Business Combination, unless an exemption is available. Generally, issuances of securities by us in connection with our initial Business Combination transaction (including any PIPE transaction at the time of our initial Business Combination), as well as any other issuances of securities not in connection with our initial Business Combination, would be expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year. In addition, the Excise Tax would be payable by us, and not by the redeeming holder. Further, based on recently issued interim guidance from the IRS and Treasury, subject to certain exceptions, the Excise Tax should not apply in the event of our liquidation.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of Airship securities may be required to pay substantial U.S. federal income taxes.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a U.S. Holder that exchanges its Airship securities for Airship Pubco securities may recognize gain in connection with the Merger and may be subject to substantial U.S. federal income taxes. For more information on the material U.S. federal income tax consequences of the Merger to U.S. Holders of Airship securities, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Airship Securities.”

The sale of all of the securities registered for resale hereunder and future sales of substantial amounts of our securities in the public market (including the Airship Pubco Common Stock issuable upon exercise of Airship Pubco Warrants), or the perception that such sales may occur, could cause Airship Pubco’s share price to decline.

The Airship Pubco Common Stock offered for resale by the selling stockholders in this proxy statement/prospectus represents approximately 88.4% of the BYTS Ordinary Shares outstanding as of the date of this proxy statement/prospectus, or approximately 34.7% of the Airship Pubco Common Stock that will be outstanding as of the Closing (assuming maximum redemptions and no exercise of any Airship Pubco Warrants, Converted Warrants, Converted Stock Options, or Converted SARs). The Airship Pubco Warrants offered for resale by the selling stockholders in this proxy statement/prospectus represent approximately 3.1% of the BYTS Warrants outstanding as of the date of this proxy statement/prospectus, or approximately 3.1% of the Airship Pubco Warrants that will be outstanding as of the Closing. The sale of all of these securities in the public market, or the perception that holders of a large number of securities intend to sell their securities, could reduce the market price of BYTS Ordinary Shares or BYTS Warrants prior to the Business Combination or the Airship Pubco Common Stock or Airship Pubco Warrants after the Business Combination.

Furthermore, as previously disclosed, the Sponsor paid the nominal price of $0.003 per share for the Founder Shares. Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of BYTS Ordinary Shares as of the Record Date, which was $10.70 per share, and the $10.00 per unit price paid in BYTS’ IPO, the holders of the Founder Shares may earn a positive rate of return on their investment even if other holders of BYTS Ordinary Shares experience a negative rate of return. As a result, the holders of the Founder Shares may be incentivized to sell such securities when others are not.

The underwriters of the IPO were to be compensated in part on a deferred basis for already-rendered services in connection with BYTS’ IPO. However, Citi gratuitously waived such compensation. Citi and BRS had no role in this Business Combination and do not have any responsibility for this proxy statement/prospectus.

Citi was the lead underwriter in the BYTS IPO. Pursuant to the Underwriting Agreement, Citi was entitled to deferred compensation in the aggregate amount of $11,329,238 as consideration for services rendered to BYTS in connection with the IPO, which was to become payable upon consummation of a business combination transaction. Citi agreed to allocate a portion of its deferred underwriting commission to BRS. At the request of BYTS, in order to reduce transaction costs in connection with the Business Combination, on May 30, 2023, Citi gratuitously waived its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. Accordingly, neither Citi nor BRS will receive any portion of the $11,329,238 deferred underwriting fee. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. Because the waiver of Citi’s payment of the deferred compensation is with respect to only the Business Combination, Citi may be entitled to a payment of the deferred compensation in connection with an alternative business combination, should the Business Combination be terminated.

In addition, with respect to the Business Combination, BYTS continues to have customary obligations under certain provisions of the Underwriting Agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including BYTS’ obligation to (i) indemnify and hold harmless each of the underwriters, the directors, officers, employees, affiliates and agents of each underwriter, and each person, if any, who controls any of the underwriters or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other U.S. federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the securities sold in the IPO as originally filed or in any amendment thereof, or in any Preliminary Prospectus, the Prospectus, any “road show” as defined in Section 433(h) of the Act or any Written Testing-the-Waters Communication, or in any amendment thereof or supplement thereto (each as defined in the Underwriting Agreement), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that BYTS will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to BYTS by or on behalf of any underwriter through Citi specifically for inclusion therein.

Further, the Underwriting Agreement contains a contribution provision in the event the indemnification obligations described above are unavailable or otherwise prohibited by law. The contribution obligations of the underwriters under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by BYTS to the underwriters upon the consummation of BYTS’ IPO, and the underwriters otherwise have no further contribution liability under the Underwriting Agreement because Citi waived its rights to any deferred underwriting discounts. Therefore, in contrast to other transactions where the underwriters did not waive rights to fees or deferred underwriting discounts, as the case may be, the potential financial liability of BYTS with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had Citi not refused to serve and waived their rights to any fees or deferred underwriting discounts.

There is no dispute among BYTS and Citi or BRS with respect to Citi’s or BRS’s role as underwriter of BYTS’ IPO. The services of Citi and BRS as underwriter in the IPO were complete. Citi and BRS had no role in connection with this Business Combination. Citi waived its entitlement to the deferred fees at the request of BYTS. Accordingly, BYTS does not believe that the waiver of fees will impact the consummation of the Business Combination, other than by reducing transaction expenses payable at the Closing. Citi and BRS have not been involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and BYTS Shareholders do not have the benefit of any such involvement. BYTS Shareholders should not place any reliance on the fact that Citi and BRS were involved with BYTS’ IPO.

There are risks to BYTS shareholders who are not affiliates of the Sponsor of becoming stockholders of Airship Pubco through the Business Combination rather than acquiring securities of Airship Pubco directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of Airship Pubco’s, Airship AI’s and BYTS’ respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, BYTS shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.

In addition, the Insiders have interests in the Business Combination that may be different from, or in addition to, the interests of BYTS shareholders generally. Such interests may have influenced BYTS’ directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Risk Factors – Since the Sponsor and BYTS’ directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Airship AI is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.”

The process of taking a company public by means of a business combination with a special purpose acquisition company (a “SPAC”) is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the merger agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.

If BYTS’ due diligence investigation of Airship AI was inadequate, then BYTS shareholders following the consummation of the Business Combination could lose some or all of their investment.

Even though BYTS and its legal advisors conducted a due diligence investigation of Airship AI, it cannot be sure that this due diligence uncovered all material issues that may be present in Airship AI and its business and operations, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Airship AI and its business and operations and outside of its control will not later arise.

During the pendency of the Business Combination, BYTS will not be able to enter into an agreement with another party because of restrictions in the Merger Agreement. If the Proposed Transaction is not completed, those restrictions may make it harder for BYTS to complete an alternate business combination before its liquidation date.

While the Merger Agreement is in effect, neither BYTS nor Airship AI may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Proposed Transaction. In addition, if the Business Combination is not completed, these provisions will make it more difficult for BYTS to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

BYTS shareholders may not know prior to the redemption deadline or prior to the extraordinary general meeting whether BYTS will have satisfied the Minimum Cash Condition.

BYTS has entered into Non-Redemption Agreements with respect to an aggregate of $7 million of public shares, and expects such Non-Redemption Agreements will satisfy the Minimum Cash Condition. However, we cannot assure you of this. If BYTS receives valid redemption requests from holders of Public Shares prior to the redemption deadline, BYTS may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. BYTS may select which holders to seek such withdrawals of redemption requests from based on any factors BYTS may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where BYTS otherwise would not satisfy the Minimum Cash Condition. This process could take a number of days and there may be a period of time after the extraordinary general meeting and before the Closing when shareholders do not know how much cash Airship Pubco will have upon the closing or whether BYTS has satisfied the Minimum Cash Condition. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether we will satisfy all of the conditions to closing the Business Combination.

There is no guarantee that a Public Shareholder’s decision to redeem its Public Shares will put the shareholder in a better future economic position.

BYTS can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in BYTS’ share price and may result in a lower value realized now than a stockholder of BYTS might realize in the future had the stockholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Airship Pubco Common Stock after the consummation of the Business Combination and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Public Shareholders fail to properly demand redemption, they will not be entitled to have their Public Shares redeemed for a pro rata portion of the Trust Account.

BYTS’ Public Stockholders may demand that BYTS redeem their Public Shares for their respective pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable). Public Shareholders who seek to exercise this Redemption Right must (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested and (b) deliver their Public Shares (either physically or electronically through DTC) to BYTS’ transfer agent by 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting). Any Public Shareholder who fails to properly deliver their Public Shares will not be entitled to have his or her shares redeemed. See the section of this proxy statement/prospectus entitled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If you or a “group” of shareholders of which you are a part are deemed to hold 15% or more of the Public Shares, you will lose the ability to redeem your Public Shares.

A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 15% or more of the Public Shares, which we refer to as “Excess Shares.” In order to determine whether a shareholder is acting in concert or as a group with another shareholder, BYTS will require each Public Shareholder seeking to exercise Redemption Rights to certify to BYTS whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to BYTS at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which BYTS makes the above-referenced determination. Your inability to redeem any Excess Shares will reduce your influence over BYTS’ ability to consummate the Business Combination and you could suffer a material loss on your investment in BYTS if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if BYTS consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your shares in open market transactions, potentially at a loss. Notwithstanding the foregoing, shareholders may challenge BYTS’ determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

BYTS may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on BYTS’ liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect BYTS’ and Airship AI’s respective businesses, financial condition and results of operation.

BYTS’ management has identified material weaknesses in BYTS’ internal control over financial reporting. If BYTS is unable to develop and maintain an effective system of internal control over financial reporting, BYTS may not be able to accurately report BYTS’ financial results in a timely manner, which may adversely affect investor confidence in BYTS and materially and adversely affect BYTS’ business and operating results.

BYTS’ management has identified material weaknesses in BYTS’ internal controls over financial reporting relating to BYTS’ accounting for complex financial instruments and accruals. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Effective internal controls are necessary for BYTS to provide reliable financial reports and prevent fraud. Measures to remediate material weaknesses may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. If BYTS is unable to develop and maintain an effective system of internal control over financial reporting, BYTS may not be able to accurately report BYTS’ financial results in a timely manner, which may adversely affect investor confidence in u BYTS and materially and adversely affect BYTS’ business and operating results. If BYTS identifies any new material weaknesses in the future, any such newly identified material weakness could limit BYTS’ ability to prevent or detect a misstatement of BYTS’ accounts or disclosures that could result in a material misstatement of BYTS’ annual or interim financial statements. In such case, BYTS may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in BYTS’ financial reporting and adversely affect BYTS’ business and operating results. BYTS cannot assure you that the measures BYTS has taken to date, or any measures BYTS may take in the future, will be sufficient to avoid potential future material weaknesses.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of BYTS Class A Ordinary Shares and BYTS Warrants, including holders exercising their Redemption Rights with respect to the Public Shares.

As discussed more fully under “Material U.S. Federal Income Tax Considerations,” White & Case LLP has delivered an opinion that the Domestication should qualify as an F Reorganization. If the Domestication fails to qualify as an F Reorganization, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) of BYTS Class A Ordinary Shares or BYTS Warrants generally would recognize gain or loss with respect to its BYTS Class A Ordinary Shares or BYTS Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding Airship Pubco Common Stock or Airship Pubco Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its BYTS Class A Ordinary Shares or BYTS Warrants surrendered. Additionally, Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders”) may become subject to withholding tax on any amounts treated as dividends paid on Airship Pubco Common Stock after the Domestication.

Based on the expected treatment of the Domestication as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code, and, as a result:

•        A U.S. Holder who is a 10% U.S. Shareholder on the date of the Domestication must include in income as a deemed dividend deemed paid by BYTS the “all earnings and profits amount” attributable to the BYTS Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code;

•        A U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, is not a 10% U.S. Shareholder will recognize gain (but not loss) with respect to its BYTS Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder’s BYTS Class A Ordinary Shares; and

•        A U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging BYTS Warrants for newly issued Airship Pubco Warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. BYTS believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of BYTS Class A Ordinary Shares to recognize gain under the PFIC rules on the exchange of BYTS Class A Ordinary Shares for Airship Pubco Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s BYTS Class A Ordinary Shares. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges BYTS Warrants for newly issued Airship Pubco Warrants; currently, however, the elections mentioned above do not apply to BYTS Warrants (for discussion regarding the unclear application of the PFIC rules to BYTS Warrants, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Effects of the Domestication to U.S. Holders — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of BYTS. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Effects of the Domestication to U.S. Holders — PFIC Considerations”.

Because the Domestication will occur immediately prior to the redemptions of holders that exercise Redemption Rights with respect to Public Shares, holders exercising Redemption Rights would still be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the Redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Upon consummation of the Business Combination, the rights of holders of Airship Pubco Common Stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of BYTS Class A Ordinary Shares arising under the Companies Act as well as our Cayman Constitutional Documents.

Upon consummation of the Business Combination, the rights of holders of Airship Pubco Common Stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our Cayman Constitutional Documents and the Companies Act and, therefore, some rights of holders of Airship Pubco Common Stock could differ from the rights that holders of BYTS Class A Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that Airship Pubco becomes involved in costly litigation, which could have a material adverse effect on Airship Pubco.

In addition, there are differences between the new organizational documents of Airship Pubco and the current constitutional documents of BYTS. For a more detailed description of the rights of holders of Airship Pubco Common Stock and how they may differ from the rights of holders of BYTS Class A Ordinary Shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Charter and the Proposed Bylaws of Airship Pubco are attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus and we urge you to read them.

Delaware law and Airship Pubco’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of Airship Pubco’s common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Airship Pubco Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•        the ability of the Airship Pubco Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the Airship Pubco Proposed Charter will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the limitation of the liability of, and the indemnification of, Airship Pubco’s directors and officers;

•        the ability of the Airship Pubco Board to amend the Proposed Bylaws, which may allow the Airship Pubco Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Airship Pubco Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Airship Pubco Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Airship Pubco.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Airship Pubco Board or management.

The provisions of the Proposed Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Airship Pubco’s Proposed Charter provides that, to the fullest extent permitted by law, and unless Airship Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on Airship Pubco’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Airship Pubco to Airship Pubco or Airship Pubco’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or Airship Pubco’s Proposed Bylaws or Airship Pubco’s Proposed Charter (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against Airship Pubco or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter will also provide that, unless Airship Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against Airship Pubco’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Airship Pubco, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action.

Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements.    You may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. As such, Airship Pubco will qualify for, and may rely on, exemptions from certain corporate governance requirements, including that a majority of the Airship Pubco consist of “independent directors,” as defined under Nasdaq listing rules. In addition, Airship Pubco will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with written charters addressing the committees’ purposes and responsibilities and an annual performance evaluation of these committees.

If at any time Airship Pubco ceases to be a “controlled company” under Nasdaq listing rules, the Airship Pubco Board intends to take any action that may be necessary to comply with Nasdaq listing rules, subject to a permitted “phase-in” period. These and any other actions necessary to achieve compliance with such rules may increase Airship Pubco’s legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on Airship Pubco’s personnel, systems and resources.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Airship AI by March 25, 2024 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A Ordinary Shares and liquidate the Trust Account, in which case our Public Shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.

If BYTS is not able to complete the Business Combination with Airship AI by March 25, 2024, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents BYTS will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of BYTS’ remaining shareholders and the BYTS Board, liquidate and dissolve, subject, in each case, to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In such case, our Public Shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete a business combination by March 25, 2024 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the Public Shares if we have not completed an initial business combination by March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.

If we have not completed our initial business combination, our Public Shareholders may be forced to wait until after March 25, 2024 before redemption from the Trust Account.

If we have not completed our initial business combination by March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), pro rata to our Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of Public Shareholders from the Trust Account will be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.

If the net proceeds of BYTS’ IPO not being held in the Trust Account are insufficient to allow us to operate through to March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date) and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our Public Shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of September 30, 2023, BYTS had cash of $18,752 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of September 30, 2023, BYTS had total current liabilities of $3,067,059.

The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until March 25, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date), assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to consummate the Business Combination with Airship AI, or, if the Merger

Agreement is terminated, to pay fees to consultants to assist us with our search for another target business. In such event, we could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from our Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to BYTS in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive approximately $10.00 per share on our redemption of the Public Shares and the Public Warrants will expire worthless.

BYTS’ independent registered public accounting firm’s report for the year ended December 31, 2022 and period ended December 31, 2021 contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of September 30, 2023, BYTS had approximately $18,752 in cash and may not have sufficient liquidity to fund its working capital needs. Further, BYTS has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. BYTS cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Extraordinary General Meeting of BYTS

General

BYTS is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the BYTS Board for use at the extraordinary general meeting to be held virtually at 4:30 p.m., Eastern Time, on December 15, 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus provides BYTS shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held virtually at 4:30 p.m., Eastern Time, on December 15, 2023 and will be a virtual meeting conducted via live webcast at https://www.cstproxy.com/byteacquisition/egm2023. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, BYTS is asking holders of BYTS Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal.    A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal.    The Proposed Charter is attached to this proxy statement/prospectus as Annex B-1;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal.    The Proposed Charter and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively;

•        the Advisory Organizational Documents Proposals;

•        the Airship Pubco Equity Incentive Plan Proposal.    A copy of the Airship Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C; and

•        the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal and the Advisory Organizational Documents Proposals are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the BYTS Board

The BYTS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of BYTS’ shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Airship Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

BYTS shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned BYTS Ordinary Shares at the close of business on November 21, 2023, which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each BYTS Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BYTS Warrants do not have voting rights. As of the close of business on the Record Date, there were 10,959,907 BYTS Ordinary Shares issued and outstanding, of which 1,267,038 were Public Shares not held by Insiders.

The Insiders have agreed to, among other things, vote in favor of the Proposed Transaction. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares.

Quorum

A quorum of BYTS shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding BYTS Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 5,479,955 BYTS Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote 9,122,314 BYTS Ordinary Shares, the presence at the extraordinary general meeting of the shares held by the Sponsor alone will be sufficient to establish a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to BYTS but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. BYTS believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of BYTS Class B Ordinary Shares, being the affirmative vote of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by the holder of the BYTS Class B Ordinary Share.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares.

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares.

The approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The approval of the Airship Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Airship Pubco Equity Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Airship Pubco Equity Incentive Plan Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

Voting Your Shares

Each BYTS Class A Ordinary Share and each BYTS Class B Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of BYTS Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your BYTS Ordinary Shares at the extraordinary general meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.

If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by BYTS’ board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Airship Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote in Person.

•        If your shares are registered in your name with the Transfer Agent and you wish to attend the extraordinary general meeting, go to https://www.cstproxy.com/byteacquisition/egm2023, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their Public Shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact the Transfer Agent Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way BYTS can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a BYTS shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Kobi Rozengarten, Chairman of BYTS, in writing before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the extraordinary general meeting, revoke your proxy, and vote, as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your BYTS Ordinary Shares, you may call Morrow Sodali, our proxy solicitor, by email at BYTS.info@morrowsodali.com. Individuals may also call Morrow Sodali toll free at (800) 662-5200; banks and brokers can call (203)-658-9400.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request that BYTS redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        (a) hold Public Shares or (b) hold Public Shares through BYTS Units and elect to separate your BYTS Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

•        submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that BYTS redeem all or a portion of your Public Shares for cash; and

•        tender or deliver the certificates for your Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Therefore, the election to exercise Redemption Rights occurs prior to the Domestication, but the Redemption might be with respect to the Airship Pubco Common Stock that an electing Public Shareholder holds after the Domestication. For the purposes of the Cayman Constitutional Documents, the exercise of Redemption Rights will be treated as an election to have such Public Shares redeemed for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” will be interpreted accordingly. Immediately following the Domestication and the consummation of the Proposed Transaction, Airship Pubco will satisfy the exercise of Redemption Rights by redeeming the corresponding Airship Pubco Common Stock issued to the Public Shareholders that validly exercised their Redemption Rights.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. Holders of BYTS Units must elect to separate Units held by them into the underlying Public Shares and Public Warrants prior to exercising their Redemption Rights with respect to the Public Shares. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its Redemption Rights to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers the certificates for its shares (if any) along with the Redemption forms to the Transfer Agent, BYTS will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.78 per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or tendered or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or tendering or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. In the event the Proposed Transaction is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

A BYTS shareholder may withdraw a request for Redemption until the redemption deadline and, following this deadline, with BYTS’ consent up until the Closing. Furthermore, if a holder of a Public Share tenders or delivers its share certificates (if any) along with the Redemption forms in connection with an election of its Redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that BYTS permit the withdrawal of the Redemption request and instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of Redemption Rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for Redemption will be honored unless the holder’s Public Shares have been tendered or delivered (either physically or electronically) to the Transfer Agent by 4:00 p.m., Eastern Time, on December 15, 2023 (the same day as the scheduled date of the extraordinary general meeting).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without BYTS’ prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without BYTS’ prior consent.

The closing price of Public Shares on November 21, 2023, the Record Date, was $10.70. As of the Record Date, funds in the Trust Account totaled approximately $19,811,345 and were held in an interest-bearing bank deposit account.

Prior to exercising Redemption Rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption Price. BYTS cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights and Dissenters’ Rights

Neither BYTS’ shareholders nor BYTS’ warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law or the DGCL. BYTS’ shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.

Proxy Solicitation

BYTS is soliciting proxies on behalf of the BYTS Board. This solicitation is being made by mail but also may be made by telephone or in person. BYTS and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. BYTS will file with the SEC all scripts and other electronic communications as proxy soliciting materials. BYTS will bear the cost of the solicitation.

BYTS has engaged Morrow Sodali to assist in the solicitation process and will pay Morrow Sodali a fee of $10,000, plus disbursements.

BYTS will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BYTS will reimburse them for their reasonable expenses.

BYTS Shareholders

As of the date of this proxy statement/prospectus, there are 10,959,907 BYTS Ordinary Shares issued and outstanding, which includes the 1 BYTS Class B Ordinary Share, 8,092,313 Founder Shares and 1,030,000 BYTS Class A Ordinary Shares underlying the Private Placement Units held by the Sponsor and 1,837,593 Public Shares (including 570,555 Public Shares held by the Sponsor). As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 16,699,626 BYTS Warrants, which includes the 515,000 Private Placement Warrants held by the Sponsor and the 16,184,626 Public Warrants.

At any time at or prior to the Proposed Transaction, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BYTS Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor, the Airship Shareholders or our or their respective directors, officers, advisors or respective affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates would waive their Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.

The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the price of BYTS Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Proposed Transaction). If such transactions are effected, the consequence could be to cause the Proposed Transaction to be consummated in circumstances where such consummation could not otherwise occur.

The Business Combination Proposal

Background of the Business Combination

The Business Combination was the result of a thorough search by BYTS for a potential transaction utilizing the global network and investing and operating experience of its management team and board of directors. The terms of the Business Combination were the result of negotiations between BYTS’ independent directors, management team, and the Sponsor, in consultation with BYTS’ legal advisors and professional service providers, and representatives of Airship AI, in consultation with their financial and legal advisors. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

BYTS is a blank check company incorporated in Cayman Islands on January 8, 2021, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our intention was to capitalize on the substantial deal sourcing, investing and operating expertise of our founders, directors and management team to identify and combine with one or more businesses with high growth potential.

On March 23, 2021, we consummated our IPO of 30,000,000 units at an offering price of $10.00 per unit, generating gross proceeds to BYTS of $300,000,000. The underwriter was granted a 45-day option from the date of the final prospectus relating to the IPO to purchase up to 4,500,000 additional units to cover over-allotments, if any, at $10.00 per unit. On April 7, 2021, the underwriter exercised the over-allotment option in part and purchased an additional 2,369,251 units, generating gross proceeds of $23,692,510. On January 22, 2021, pursuant to an agreement by and between BYTS and the Sponsor, the Sponsor purchased 8,625,000 BYTS Class B Ordinary Shares for $25,000. Simultaneously with the closing of the IPO, pursuant to a private placement units purchase agreement, BYTS completed the private sale of an aggregate of 1,030,000 Private Placement Units to the Sponsor at a purchase price of $10.00 per private placement unit, generating gross proceeds to BYTS of $10,300,000.

As part of the Letter Agreement entered into at the time of BYTS’ IPO, the Insiders agreed to waive their Redemption Rights with respect to all of the Founder Shares in connection with the completion of the Business Combination. The Insiders did not receive any separate consideration paid in connection with providing such waiver.

The prospectus for BYTS’ IPO states that BYTS intended to use the following general criteria and guidelines to evaluate potential acquisition opportunities:

•        High Growth and Large Addressable Markets:    Opportunities in large markets and fast-growing technology segments.

•        Companies with Strong Market Position:    Companies that have a defensible market position, with demonstrated advantages when compared to their competitors and which create barriers to entry against new competitors.

•        Companies with Competitive Technological Edge:    Companies that have developed or have access to technologies that give them a competitive advantage, are utilizing or are able to utilize such technologies to expand their customer base, increase market share and outperform their peers through innovation, which BYTS believes can drive improved financial performance.

•        Companies with a Strong Management Team:    Companies with a strong management team that is passionate about their business, have the capability as well as the expertise to grow their business, capable of defining their long-term strategy, excel in execution, and have the expertise to develop great products and services.

•        Companies with Revenue and Earnings Growth Potential:    Companies that have multiple, diverse potential drivers of revenue and earnings growth.

•        Companies that Can Benefit from Access to Capital:    Fundamentally sound companies that display unrecognized value, a need for capital to achieve the company’s growth strategy by utilizing access to capital through an initial business combination with us and access to broader capital markets by being a publicly traded company.

Following the IPO, weekly meetings via video teleconference were held among members of BYTS’ management team and the BYTS Board in order to discuss matters relating to BYTS’ initial business combination. Such meetings were intended to allow BYTS’ executive management team to discuss updates regarding the status of the evaluation of, and outreach to, potential business combination targets. As described below, BYTS’ executive management team actively pursued several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets.

Post-completion of its IPO, BYTS’ executive management team considered numerous potential target businesses with the objective of consummating its initial business combination. BYTS contacted, and was contacted by, numerous individuals and entities with respect to business combination opportunities, including financial advisors and companies in diverse sectors.

In the process that led to identifying Airship AI as an attractive investment opportunity, BYTS’ executive management team considered approximately 140 potential business combination targets and made contact with representatives of approximately 60 potential business combination candidates to discuss a potential business combination transaction, having entered into non-disclosure agreements (“NDAs”) with approximately 40 potential business combination candidates. Further, BYTS signed letters of intent (“LOIs”) with 5 potential business combination targets, including Airship AI. Ultimately, without foreclosing the possibility of a future business combination with any of these potential targets, BYTS did not pursue further a potential transaction with the other potential business combination targets to which it signed a LOI, other than Airship AI.

Common reasons that BYTS decided not to pursue a given potential target further included (i) the potential targets pursued an alternative transaction or strategy, (ii) BYTS did not meet the valuation expectations of the potential targets, (iii) BYTS determined that the amount of capital a target required to successfully complete a business combination would not be possible to raise without undue effort, (iv) BYTS determined that the potential target’s business would not be a suitable business combination for BYTS based on, among other factors, further due diligence indicating that the potential target’s business did not meet the investment criteria BYTS had established and the terms on which the potential targets would be willing to consider a potential transaction or (v) BYTS concluded that, although the potential target’s business may be an attractive business combination opportunity for BYTS, a business combination transaction with Airship AI aligned more closely with BYTS’ investment criteria as further described elsewhere in this proxy statement/prospectus.

The BYTS Board believes that Airship AI provided BYTS with the most attractive potential business combination for five primary reasons: (1) Airship AI is operating in a large and rapidly growing serviceable available market (“SAM”), driven by strong demand for AI solutions in public safety, industrial and logistics settings; (2) Airship AI’s Outpost, Acropolis OS, and Command offering provides a differentiated end-to-end solution; (3) Airship AI has a blue-chip customer base including federal government agencies across the Department of Homeland Security, Department of Justice, Department of Defense, and intelligence community, along with state and local law enforcement agencies and Fortune 500 companies such as FedEx and Home Depot; (4) strong growth with software margin and opportunity for margin expansion with recently launched Edge products, and (5) visible and robust pipeline with an approximately $163 million pipeline predominantly with the U.S. government in addition to new growth opportunities within the commercial sector. For the reasons discussed above, BYTS management and the BYTS Board focused their resources on the diligence of the business of Airship AI.

Timeline of the Preliminary Negotiations

On January 12, 2023, representatives of BYTS, including Samuel Gloor, BYTS’ Chief Executive Officer and Chief Financial Officer, Vadim Komissarov, a director of BYTS, and Marat Rosenberg, an advisor of BYTS, held a virtual conference call with Roth Capital Partners, LLC (“Roth”), exclusive M&A advisor to Airship AI, to give Roth an update on BYTS’ progress in selecting a business combination target with which to move forward. On the call BYTS and Roth discussed signing an NDA and scheduling a follow-up call to share more detailed information. On this initial call Roth mentioned on a no-names basis a target process on which Roth was engaged, stating that it was accepting outside interest, to be discussed further post-signing of NDA.

On January 16, 2023, BYTS and Roth executed a mutual NDA.

On January 19, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a follow-up discussion via virtual conference where they discussed potential business combination targets, discussing the merits of each target. Roth presented the Airship AI opportunity to BYTS and suggested a conference call with Airship AI to discuss the company. Following the call, Roth sent BYTS the Airship AI company presentation.

On January 20, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth exchanged emails about the targets discussed the prior day. Roth mentioned Airship AI again and asked if BYTS wanted to set up a conference call with the management team, which BYTS accepted. Ahead of the call, BYTS sent a BYTS team overview deck to Roth to forward to Airship AI.

On January 24, 2023, Roth hosted a virtual conference call with members of Airship AI’s management team, Victor Huang, Airship AI’s Chief Executive Officer, and Paul Allen, Airship AI’s President, and members of BYTS’ management and members of the BYTS Board, Kobi Rozengarten, Executive Chairman of BYTS, Oded Melamed, a director of BYTS, Louis Lebedin, a director of BYTS, and Messrs. Gloor, Komissarov and Rosenberg. On the call, BYTS asked detailed questions regarding the business, customers, and market. Following the call, Roth provided BYTS with an illustrative merger model showing what a potential transaction between BYTS and Airship AI might look like, including examples of comparable public companies. After reviewing the comparable public companies, BYTS and Airship AI proposed a $225 million pre-money equity value for Airship AI and a $2 million financing.

On January 25, 2023, Messrs. Gloor, Komissarov and Rosenberg were granted access to the Airship AI data room and had a short follow-up call with Roth to discuss initial feedback.

Between January 24, 2023 and January 26, 2023, Messrs. Gloor, Komissarov and Rosenberg evaluated the Airship AI company presentations and Airship AI data room materials. BYTS evaluated each public comparable and ran its own merger model, using its own public comparables universe and laid out what a transaction between Airship AI and BYTS might look like in its own view in a summary proposal document. The summary proposal document also included an overview of the BYTS team and the BYTS Board and their strategic and value add, views on financing, reasons why BYTS liked the Airship AI opportunity and believed it aligned with BYTS’ investment thesis, proposed summary terms, an indicative transaction timeline and a benchmarking and valuation section. Based on BYTS’ analysis, the proposed $225 million pre-money equity valuation of Airship AI appeared to be within the range of valuations suggested by both Roth’s and BYTS’ public comparables universes.

On January 26, 2023, Messrs. Gloor, Komissarov and Rosenberg, on behalf of BYTS, submitted its summary proposal document and a draft LOI to Airship AI. The materials included a pre-money equity valuation of $225 million and $2 million financing.

On January 27, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth had a phone call to discuss BYTS’ submission, with the main point of discussion being the $2 million financing. Later that evening BYTS and Roth had a follow-up call to discuss BYTS’ views on the public comparables best suited for Airship AI, including the addition of some Internet of Things (IoT) companies and the removal of some cybersecurity companies.

On February 3, 2023, Messrs. Gloor, Komissarov and Rosenberg held a follow-up call with Roth to discuss the Airship AI process and any further feedback on the LOI. Roth indicated that they continued to receive interest on the transaction from other parties and that the key area that could strengthen BYTS’ proposal was a larger financing.

On February 6, 2023, Messrs. Gloor, Komissarov and Rosenberg, representing BYTS, met the Airship AI management team, including Messrs. Huang, Allen, Derek Xu, Airship AI’s Chief Operating Officer, and Yanda Ma, Airship AI’s Chief Technology Officer, at their Redmond, Washington office. BYTS received a tour of the office, and held a full day management presentation and diligence session with Airship AI management. During the session, BYTS asked numerous questions regarding Airship AI’s business, supply chain, clients, technology, pipeline, risks, financials and employees. Airship AI’s NTM financial forecasts were presented to BYTS with detailed support. After the site visit and all-day session at Airship AI’s Redmond, Washington office, BYTS and Messrs. Huang, Allen and Xu, had a dinner that evening where they discussed the potential transaction.

On February 8, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth had a follow-up debrief call via virtual conference line where they exchanged feedback on the Airship AI in-person meeting and discussed some of the focus points of Airship AI on the LOI including increasing the size of the financing. After the call, BYTS resubmitted the LOI to Airship AI updating the financing to $3 million from $2 million.

On February 10, 2023, Roth sent Messrs. Gloor, Komissarov and Rosenberg a revised LOI draft as received from Loeb & Loeb LLP (“Loeb”), Airship AI’s legal counsel, with changes including increasing the financing to $4 million, clarifying points on the BYTS extension, clarifying points on the lockup of only certain Airship AI stockholders, putting in place an equity incentive plan for Airship AI employees post-Business Combination and changing the governing law jurisdiction.

On February 12, 2023, the BYTS team, including Messrs. Gloor, Komissarov and Rosenberg, and the Roth team held a call to discuss the LOI markups received from Loeb and the status of negotiations. Later that evening, BYTS sent a revised draft of the LOI to Roth, reducing the financing from $4 million to $3 million, adding edits to the lockup term, and including a best-efforts expenses cap.

On or around February 14, 2023, Roth held a conference call with Messrs. Gloor, Komissarov and Rosenberg to indicate that the key outstanding item on the negotiation of the LOI was the financing and Airship AI’s concern for securing enough minimum financing to ensure sufficient operating liquidity given the transaction expenses involved in the transaction. Roth indicated that a financing of $4 million and a best-efforts agreement to target $10 million of total transaction financing would be required for Airship AI to move forward with BYTS’ LOI.

On February 14, 2023, Messrs. Gloor, Komissarov and Rosenberg sent a revised LOI to Roth increasing the financing to $4 million, of which $3 million would come from the Sponsor and $1 million would come from outside of the Sponsor.

On February 15, 2023, the BYTS management team and full BYTS Board met to discuss the latest draft of the LOI and agreed to execute the LOI. BYTS executed the LOI and sent it to Airship AI.

Timeline of the Due Diligence Review

Over the course of the first half of 2023, BYTS conducted due diligence on the prospective business combination with Airship AI, including, but not limited to, financial, technical, business plan, operational, key management and CFIUS diligence.

On February 22, 2023, Messrs. Gloor, Komissarov and Rosenberg held a call via virtual conference line with its legal counsel, White & Case LLP (“White & Case”) to present the Airship AI opportunity and to discuss any CFIUS implications of the deal.

On February 27, 2023, Messrs. Gloor, Komissarov, Rosenberg, Melamed and Lebedin, on behalf of BYTS and Messrs. Ma and Xu, on behalf of Airship AI, held a technical diligence session with Airship AI’s CTO covering an in-depth overview of Airship AI technology, system architecture and deployment scenarios across various customer segments.

On March 8, 2023, Mr. Allen hosted virtual conference calls with certain of Airship AI’s distributors and clients. The discussions included Airship AI’s business history and client satisfaction.

On March 9, 2023, Roth emailed Mr. Gloor background checks on Airship AI key leadership including Messrs. Huang, Allen, Xu and Mark Scott, Airship AI’s Chief Financial Officer. BYTS read through the detailed reports and noted no contents that raised concern among the BYTS team.

On March 10, 2023, White & Case emailed Messrs. Gloor, Komissarov and Rosenberg regarding the CFIUS analysis, noting that Airship AI would likely not be considered a TID US business, and the transaction would likely not result in “foreign control” of Airship Pubco.

On March 16, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a meeting via virtual conference line to discuss Airship AI’s valuation and public comparable companies post Roth conference meetings and investor discussions and whether any additional public companies should be added or removed from the current list.

On March 17, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a follow-up call on valuation and public comparable companies.

On March 27, 2023, Mr. Allen hosted a virtual conference call with a client of Airship AI, who noted that the Airship AI product met or exceeded expectations and Airship AI’s customer service was best-in-class.

On April 3, 2023, Mr. Ma sent two technical diligence presentations to BYTS outlining the Airship AI technology and system architecture and deployment scenarios across various customer segments.

On April 4, 2023, Mr. Melamed drafted a technical memo based on the technical diligence call and presentation materials from Airship AI, which it subsequently sent to Mr. Ma for review and to which Mr. Ma provided responses via email.

On April 5, 2023, Messrs. Melamed and Gloor asked Mr. Ma for information on Airship AI’s cyber security strategy, to which Airship AI’s CTO responded with Airship AI’s statement on cyber security strategy, which was deemed satisfactory to BYTS.

On April 11, 2023, Messrs. Gloor, Komissarov and Rosenberg and Messrs. Scott and Allen, held a call on financial diligence where BYTS asked questions pertaining to Airship AI’s financials.

On May 1, 2023, Mr. Gloor, with the assistance of White & Case, sent extensive written diligence questions and document requests to Airship AI and Loeb, beginning the legal diligence process.

On May 1, 2023, Mr. Gloor and Scalar had a call discussing Scalar’s capabilities to potentially issue a fairness opinion for BYTS’ transaction with Airship AI. Following the call, Mr. Gloor sent Scalar the Airship AI investor deck and the non-binding LOI outlining the summary transaction terms agreed between Airship AI and BYTS.

On May 4, 2023, Scalar emailed Messrs. Gloor, Komissarov and Rosenberg a fairness opinion proposal including an overview of the process, timing and fees and an engagement letter.

On May 6, 2023, White & Case sent a supplemental diligence request list to Loeb.

On May 8, 2023, Loeb sent Airship AI’s responses to the initial and supplemental diligence request lists to White & Case and Messrs. Gloor, Komissarov and Rosenberg.

On May 12, 2023, Messrs. Gloor, Komissarov and Rosenberg and Scalar had a follow-up call via virtual conference call to go over the fairness opinion proposal and engagement letter.

On May 18, 2023, Messrs. Gloor, Komissarov and Rosenberg and Scalar had a follow-up call whereby BYTS indicated that they planned to retain Scalar.

On May 19, 2023, White & Case sent Loeb an additional supplemental diligence request list.

On May 23, 2023, Mr. Gloor executed the fairness opinion engagement letter with Scalar.

On May 23, 2023, Mr. Gloor emailed Citi to request a waiver of the deferred underwriting fee in order to reduce transaction costs in connection with the Business Combination.

On May 30, 2023, White & Case sent Messrs. Gloor, Komissarov and Rosenberg their preliminary draft due diligence report for Airship AI’s US and Taiwan businesses outlining White & Case’s findings as a result of their detailed legal due diligence process.

On May 30, 2023, Citi gratuitously waived its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. Accordingly, neither Citi nor BRS will receive any portion of the $11,329,238 deferred underwriting fee. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. Citi and BRS had no role in connection with the Business Combination.

On May 31, 2023, Messrs. Gloor, Komissarov and Rosenberg, on behalf of BYTS, and Messrs. Huang, Xu and Allen, on behalf of Airship AI, held a call via virtual conference call to discuss Airship AI’s last twelve months (“LTM”) financial results and Next Twelve Months (“NTM”) financial forecasts.

On June 1, 2023, Scalar, Messrs. Gloor, Komissarov and Rosenberg and Mr. Allen held a call via virtual conference call for Mr. Allen to present the Airship AI business, financial performance year to date and pipeline to Scalar. During the call, Scalar asked Airship AI numerous detailed questions to better understand the business, financial performance and NTM financial forecasts.

On June 1, 2023, Messrs. Gloor, Komissarov and Rosenberg and Messrs. Huang, Xu, Allen and Scott held a follow-up call via virtual conference line to further discuss projections with Mr. Scott to better understand the impact of ASC 606 on the pipeline revenues for the NTM financial projections.

On June 6, 2023, Messrs. Gloor, Komissarov and Rosenberg and Messrs. Huang, Allen and Scott held a follow-up discussion via virtual conference call of Airship AI’s NTM financial projections as well as any ASC 606 impact. On the call, Mr. Scott provided BYTS the NTM financial projections incorporating the estimated ASC 606 impacts that Airship AI had prepared.

On June 25, 2023, White & Case sent Messrs. Gloor, Komissarov and Rosenberg their final due diligence memo. White & Case noted that the results of the legal due diligence process had been favorable and in-line with a company of Airship AI’s size.

Timeline of Public Announcement & Preparation of the Definitive Documents

On February 21, 2023, Roth held an all-hands kickoff call with Messrs. Gloor, Rozengarten, Melamed, Rosenberg, Komissarov and Lebedin, on behalf of BYTS, Messrs. Huang, Xu, Allen and Scott, on behalf of Airship AI, BPM LLP (“BPM”), Airship AI’s auditors, White & Case and Marcum LLP (“Marcum”), BYTS’ auditors, to formally launch the business combination process. On the call, several topics were discussed, including finalizing the Airship AI investor presentation, status of the Airship AI audit and workstreams required to announce the LOI by March 10th ahead of an upcoming Roth conference. The parties agreed that the Airship AI investor presentation would be filed alongside a press release and a Current Report on Form 8-K announcing the LOI, in addition to a press release announcing that Airship AI would be participating in the 35th annual Roth conference.

On February 27, 2023, Messrs. Gloor, Komissarov, Rosenberg, Huang, Allen and Scott, and Roth held a virtual conference call to discuss the investor presentation. It was agreed that Airship AI and Roth would revise the content in the presentation and BYTS would assist with formatting as necessary.

On March 1, 2023, Mr. Gloor and Mr. Allen held a virtual conference call to fine tune the investor presentation.

On March 2, 2023, BYTS and Airship AI executed an NDA.

On March 6, 2023, Messrs. Huang and Allen, on behalf of Airship AI, and Messrs. Gloor, Komissarov and Rosenberg, on behalf of BYTS, presented the near final Airship AI investor deck to Roth ahead of the Roth conference.

On March 6, 2023, Messrs. Gloor, Komissarov, Rosenberg and Allen and Roth discussed progress on the investor presentation and next steps. Outstanding items discussed consisted of cosmetic changes.

On March 8, 2023, Roth held a videoconference call with Messrs. Gloor, Rozengarten Melamed, Rosenberg, Komissarov, Lebedin, Huang, Xu, Allen and Scott, BPM, White & Case and Marcum to discuss the outstanding items and status of the press releases, investor presentation and Current Report on Form 8-K. The discussion centered around finalizing the legal review of the materials.

On March 8, 2023, BYTS and Airship AI amended the non-binding LOI to include an earn-out provision allowing Airship AI to earn up to an additional 5 million shares in the Airship Pubco subject to certain contingent milestones, and an amendment to the lock-up provision was also made to clarify the language.

On March 10, 2023, BYTS and Airship AI announced the non-binding LOI and filed the Current Report on Form 8-K, investor presentation and press releases.

On March 10, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth discussed telephonically the wall cross procedure ahead of the Roth conference. Following the call, Mr. Gloor sent a wall-cross script to Roth, which Roth approved, subject to minor edits and additions.

On March 13, 2023 and March 14, 2023, Messrs. Gloor, Komissarov and Rosenberg, on behalf of BYTS, and Messrs. Huang and Allen, on behalf of Airship AI, attended the 35th annual Roth conference in California and attended four meetings with prospective investors and a meeting with Roth’s research analyst.

Between March 14, 2023 and April 4, 2023, BYTS held meetings with the Sponsor and a limited group of investors to discuss the Airship AI financing opportunity and Roth held meetings with a limited group of PIPE investors to discuss the Airship AI PIPE opportunity.

On March 21, 2023, BYTS, Airship AI and Roth executed a financing engagement letter naming Roth as exclusive placement agent in connection with the PIPE and pre-PIPE financing for a period of six months until September 21, 2023.

On April 4, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a virtual conference call to discuss updates, including progress on the financing and PIPE raise. On the call, Roth introduced the option of pursuing a forward share purchase agreement (“FSPA”) with investors. BYTS agreed to discuss the FSPA internally and report back.

During April 2023, BYTS and Roth held targeted meetings with investors discussing the Airship AI financing opportunity and the Airship AI PIPE opportunity, during which investors expressed their desire to have a business combination agreement in place and announced prior to considering a PIPE investment.

On April 12, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a virtual conference call where BYTS agreed to further consider the FSPA. Roth agreed to arrange meetings with FSPA providers with the goal of receiving term sheets for review by BYTS and the BYTS Board.

On April 16, 2023, BYTS and Airship AI amended the non-binding LOI to extend exclusivity until May 16, 2023.

On April 18, 2023, Messrs. Gloor, Komissarov and Rosenberg, Roth and a FSPA provider had a call to discuss the FSPA in more detail and agreed to receive indicative terms.

On April 28, 2023, Messrs. Gloor, Komissarov and Rosenberg and White & Case held a virtual conference call to discuss the form of subscription agreement for potential non-redemption agreements from existing BYTS investors.

On April 28, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a virtual conference call to discuss the status of financing and FSPA discussions. BYTS asked Roth to arrange for an additional FSPA term sheet so that BYTS could provide two options to the BYTS Board for feedback.

On May 2, 2023, Roth sent BYTS a term sheet from an alternative FSPA provider via email for BYTS’ review, and BYTS and Roth discussed general financing updates by virtual conference.

On May 2, 2023, Messrs. Gloor, Komissarov and Rosenberg and White & Case held a virtual conference call to formally launch the Merger Agreement documentation process.

On May 8, 2023, Messrs. Gloor, Komissarov and Rosenberg and White & Case held a virtual conference call to discuss the Merger Agreement. Later that day BYTS, White & Case and Loeb held a formal introduction call via virtual conference line.

On May 12, 2023, Messrs. Gloor, Komissarov and Rosenberg, Roth and a FSPA provider held a discussion on a potential FSPA and the terms upon which the FSPA provider could provide an FSPA.

From mid-May until late June 2023, BYTS and White & Case communicated daily via virtual conference line and email discussing the status of the Merger Agreement, ancillary documents and negotiations between BYTS and Airship AI. Key business point negotiations between BYTS and Airship AI included the earnout provision, lockup provisions, Airship AI equity incentive plan and caps on Airship AI aggregate employee compensation increases.

On May 18, 2023, Messrs. Gloor, Komissarov and Rosenberg called Messrs. Huang and Allen to deliver an update on the financing, indicating that BYTS had signed LOIs for the Sponsor commitments of $7 million in financing to take the form of non-redemption agreements that would result in the funds being delivered to Airship AI at the Closing. BYTS and Airship AI discussed the need for $1-2 million of near-term financing ahead of the Closing. After speaking with Airship AI, BYTS scheduled a virtual conference call with Roth to give an update on the $7 million financing and discuss ideas around a $1-2 million financing for Airship AI.

On May 24, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a virtual conference call to discuss the outstanding business points on the Merger Agreement, including the earnout, equity incentive compensation and caps on Airship AI aggregate employee compensation increases.

On May 26, 2023, Roth scheduled a virtual conference call with Messrs. Gloor, Rozengarten, Melamed, Rosenberg, Komissarov, Lebedin, Huang, Xu, Allen and Scott, Loeb, White & Case, BPM and Marcum to discuss the status of the Merger Agreement. Outstanding business points on the Merger Agreement were discussed and resolved, including the earnout, equity incentive compensation and caps on Airship AI aggregate employee compensation increases.

On June 2, 2023, Roth sent Messrs. Gloor, Komissarov, Rosenberg and Huang via email initial terms it had received from Platinum Capital Partners, Inc. (“Platinum Partners”) for a $1.5 million financing for Airship AI. Later that evening, Messrs. Gloor, Komissarov and Rosenberg discussed the terms with Mr. Huang and decided to additionally receive terms from one of the secured debt lenders.

On June 5, 2023, Mr. Huang sent Mr. Gloor via email a formal term sheet for the $1.5 million bridge received from Platinum Partners.

On June 5, 2023, BYTS and Roth executed an extension to its PIPE and pre-PIPE financing engagement letter, extending the term to March 21, 2024.

Between June 7, 2023 and June 9, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held a series of update calls discussing the status of the Platinum Partners bridge financing, the secured debt bridge financing and the non-redemption agreements. Roth indicated that Airship AI was considering Platinum Partners’ bridge financing option as the front-runner for the bridge financing. BYTS indicated to Roth that BYTS was supportive of the Platinum Partners bridge financing and believed it was a good option for Airship AI.

On June 9, 2023, Mr. Huang sent Mr. Gloor via email the signed Platinum Partners bridge term sheet.

On June 13, 2023, Messrs. Gloor, Komissarov and Rosenberg and Roth held an update call to discuss progress with the bridge funding and outstanding business points on the Merger Agreement. Roth indicated that Platinum Partners was doing due diligence on Airship AI ahead of the funding.

On June 21, 2023, Mr. Gloor scheduled a call with Messrs. Komissarov, Rosenberg, Huang, Xu, Allen and Scott, White & Case, Loeb and Roth to discuss the remaining business points on the Merger Agreement including the company support agreement, parent support agreement and non-redemption agreement end date. On the call, BYTS and Airship AI were able to resolve all outstanding business points.

On June 23, 2023, Mr. Gloor scheduled an all-hands call with Messrs. Komissarov, Rosenberg, Huang, Xu, Allen and Scott, White & Case, Loeb and Roth to discuss final outstanding items on the Merger Agreement, including the lock-up for company shareholders. BYTS and Airship AI were able to reach agreement on the structure of the lock-up.

On June 26, 2023, BYTS and Airship AI held their respective board meetings approving the resolutions supporting the Business Combination. During the BYTS Board meeting, representatives of Scalar reviewed its financial analysis of the Business Combination with the BYTS Board, including Messrs. Rozengarten, Melamed, Komissarov, Lebedin and Gloor, and rendered to the BYTS Board an oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex H to this proxy statement/prospectus), the consideration to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement was fair from a financial point of view to the shareholders of the BYTS Class A Ordinary Shares (other than the Excluded Parties). During the BYTS Board meeting, White & Case presented their due diligence findings to the BYTS Board and their conclusion that there were no red flags that White & Case came across during the course of their diligence of Airship AI. During the BYTS Board meeting, Maples and Calder LLP (“Maples”), BYTS’ Cayman Islands counsel, also presented to the BYTS Board an overview of Cayman Islands fiduciary duty rules. Throughout the board meeting the BYTS Board asked numerous questions of Scalar, White & Case and Maples, and upon receiving satisfactory responses the BYTS Board approved the Business Combination. Later that afternoon, BYTS scheduled an all-hands call with Airship AI, White & Case, Loeb and Roth via virtual conference line. On the call, BYTS and Airship AI announced that they had each received board approval for the Business Combination. The parties then agreed on announcing the transaction publicly the following morning, June 27, 2023, and discussed what remaining work was required on the investor presentation, press release and Current Report on Form 8-K to allow for the public announcement.

On June 27, 2023, BYTS and Airship AI announced the signing of the Merger Agreement via press release and filed a Current Report on Form 8-K including the ancillary documents, the investor presentation and the press release.

Timeline After Public Announcement

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public

Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

On September 14, 2023, in connection with the Second Extension, BYTS entered into an amendment to the March 8, 2023 non-redemption agreement with one shareholder holding 1,000,000 Public Shares. In exchange for the shareholder’s agreement not to redeem its Public Shares in connection with the Second Extension and to vote in favor of the Second Extension, BYTS agreed to extend its obligation to pay such shareholder $0.033 per share in cash per month through March 25, 2024.

On September 22, 2023, BYTS, Airship AI and Merger Sub entered into an amendment to the Merger Agreement to extend the outside date for completion of the Business Combination to the later of (x) September 25, 2023, (y) if the Second Extension is approved, March 26, 2024, or, (z) if a further extension to BYTS’ liquidation date is approved by BYTS shareholders, with Airship AI’s approval, to the last date for BYTS to consummate a business combination.

On September 22, 2023, BYTS held the Second Extension Meeting. At the Second Extension Meeting, BYTS shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which BYTS must complete an initial business combination, from September 25, 2023 to December 26, 2023 and to allow BYTS, without another shareholder vote, by resolution of the BYTS Board to further extend such date by three months until March 25, 2024 and (ii) remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the initial business combination. At the Second Extension Meeting, shareholders also re-elected Louis Lebedin as a Class I director of the BYTS Board. In connection with the Second Extension Meeting, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account.

BYTS Board of Directors’ Reasons for the Approval of the Business Combination

The BYTS Board considered a wide variety of factors in connection with its evaluation of the Business Combination. Such factors are described in detail below. The BYTS Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Merger Agreement and the Business Combination are fair from a financial point of view to and in the best interests of BYTS and its shareholders. In view of the wide variety of factors considered by the BYTS Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the BYTS Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the BYTS Board based its evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to, and considered by, it. The BYTS Board evaluated the reasons described above with the assistance of BYTS’ outside advisors. In considering the factors described above and any other factors, individual members of the BYTS Board may have viewed factors differently or given different weights to other or different factors.

This explanation of BYTS’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this proxy statement/prospectus.

After careful consideration, the BYTS Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Merger Agreement, (ii) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are in the best interests of the shareholders of BYTS,

(iii) determined that the Business Combination constitutes a “Business Combination” as such term is defined in the Cayman Constitutional Documents and (iv) resolved to recommend that the BYTS shareholders approve the Business Combination and the other proposals set forth in this proxy statement/prospectus.

Before reaching its decision, the BYTS Board reviewed the results of the due diligence conducted by its management and advisors, which included:

•        Extensive meetings with Airship AI’s management team to understand and analyze Airship AI’s hardware and software offerings, technology, system architecture, deployment scenarios, current and potential future clients and business prospects;

•        Review of Airship AI’s financial statements, certain NTM financial projections provided by Airship AI and detailed pipeline information provided by Airship AI;

•        Research on industry trends, market opportunities and serviceable addressable market provided by Airship AI, as well as information obtained from publicly available sources;

•        Fairness opinion delivered by Scalar including comparable public companies and precedent transactions analysis;

•        Legal due diligence conducted by White & Case; and

•        Review of the proposed structure of the Business Combination and drafts of definitive documents.

As noted above under the caption “Background of the Business Combination,” in the prospectus for our IPO, we identified certain general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. These criteria were not intended to be exhaustive. We stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant. In the event that we decided to enter into a business combination with a target business that does not meet such criteria and guidelines, we indicated that we would disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination.

The positive factors related to the Business Combination considered by the BYTS Board included, but were not limited to, the following:

•        High Growth and Large Addressable Markets:    Airship AI is operating in the Edge AI Software Market that is projected to grow at approximately 24.8% CAGR to approximately $3.5 billion by 2029E and the Edge AI Hardware Market that is projected to grow at approximately 18.8% CAGR to approximately $39 billion by 2030E, based on publicly-available reports published by Valuates Reports. The BYTS Board believes that Airship AI is well positioned to capitalize on this industry growth.

•        Companies with Strong Market Position:    Airship AI derives a large portion of its business from government clients that are difficult to penetrate with high barriers to entry, long vetting processes and long sell cycles. The BYTS Board believes that a significant portion of the business that Airship AI bids for in the government space has a limited number of approved vendors due to these barriers, positioning Airship AI favorably in bidding rounds.

•        Companies with Competitive Technological Edge:    The BYTS Board believes that Airship AI has developed a software and hardware solution that clients describe as best-in-class and as having more scalability and customization than competing products.

•        Companies with a Strong Management Team:    The BYTS Board believes that Airship AI has a technically competent management team that has successfully run the business for approximately 15 years. The management team includes a President with unique military experience that is beneficial to selling into government agencies and a CFO with prior public company experience.

•        Companies with Revenue and Earnings Growth Potential:    Airship AI projects strong revenue and earnings growth over the NTM forecast period. The BYTS Board believes Airship AI satisfies this criterion.

•        Companies that Can Benefit from Access to Capital:    The BYTS Board believes that Airship AI is at an inflection point where access to capital and access to the public markets can provide a strong benefit to the business.

•        Terms of Merger Agreement and Ancillary Agreements.    The BYTS Board reviewed the financial and other terms of the Merger Agreement and related agreements, including the proposed consideration to be paid to the Airship AI securityholders and determined that they were the product of arm’s-length negotiations among the parties.

•        Shareholder Approval and Redemption Rights.    The BYTS Board considered the fact that in connection with the Business Combination BYTS shareholders have the ability to vote for or against the Business Combination and that, regardless of whether such public shareholders vote for or against the Business Combination or abstain from voting, they will have option to (i) remain stockholders of Airship Pubco following the Business Combination, (ii) sell their shares in the open market or (iii) exercise their Redemption Rights and receive a pro rata portion of the cash held in the Trust Account.

In the course of its deliberations, the BYTS Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the below:

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Liquidation of BYTS.    The risks and costs to BYTS if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in BYTS being unable to affect a business combination by September 25, 2023 (or if such date is extended in connection with the Second Extension or at another duly called extraordinary general meeting, such later date) and force BYTS to liquidate.

•        Exclusivity.    The fact that the Merger Agreement includes a provision that generally restricts BYTS from soliciting other business combination proposals, which limits BYTS’ ability, so long as the Merger Agreement is in effect, to consider other potential business combinations. In addition, under the Merger Agreement, unless required by applicable law, the BYTS Board may not change or withdraw its recommendation to the BYTS shareholders to vote in favor of the Business Combination Proposal and any other proposals required to consummate the transactions contemplated by the Merger Agreement that are submitted to, and require the vote of, the BYTS shareholders.

•        Post-Business Combination Corporate Governance.    The BYTS Board considered the corporate governance provisions of the Merger Agreement and the material provisions of the Proposed Charter and Proposed Bylaws. In particular, they considered the rights that certain stockholders would have in Airship Pubco and that these rights are not generally available to public stockholders, including stockholders that may hold a large number of shares.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within BYTS’ control, including satisfying the Minimum Cash Condition and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        External Risks.    Economic downturns and political and market conditions beyond Airship AI’s control, could adversely affect its business, financial condition, results of operations and prospects.

•        Reliance on Forecasted Financial Information.    Airship AI’s NTM financial forecasts are subject to significant risks, assumptions, estimates and uncertainties and Airship AI’s operating results may vary, which may make future results difficult to predict with certainty.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Inability to Evolve.    Airship AI’s growth prospects may suffer if it is unable to develop successful product offerings, if it fails to pursue additional product offerings or if it loses any of its key executives or other key employees. In addition, if Airship AI fails to make the optimal investment decisions in its product offerings and technology platform, it may not attract and retain key customers and its revenue and results of operations may decline.

•        Interest of Certain Persons.    Some of our officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of BYTS’ shareholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. In addition, Roth will receive customary financial advisory fees and is entitled to receive customary placement agent and referral fees in any pre-PIPE or PIPE financing. Such interest are described in more detail below under the caption “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination.”

•        Other Risks.    Various other risks associated with the Business Combination, the business of BYTS and the business of Airship AI described in this proxy statement/prospectus under the caption “Risk Factors.”

Certain Projected Financial Information for Airship AI

As part of BYTS’ due diligence process, BYTS requested that Airship AI provide internally prepared forecasts and projections to Scalar. Airship AI provided to BYTS and Scalar its estimated revenue, adjusted EBITDA, adjusted EBITDA margin, gross profit and gross margin and gross profit and gross margin by product set for the period from July 1, 2023 to June 30, 2024 (the “Projections”). The Projections were initially prepared by Airship AI management for its internal use. BYTS requested the Projections from Airship AI to assist the BYTS Board in determining the valuation of Airship AI, as well as to assist Scalar in its analysis and determination of the fairness, from a financial point of view, to the holders of the BYTS Class A Ordinary Shares other than the Excluded Parties (without giving effect to any impact of the Business Combination on any particular shareholder of the BYTS Class A Ordinary Shares other than in its capacity as a shareholder of the BYTS Class A Ordinary Shares), of the consideration to be received by BYTS in the Business Combination. Scalar was authorized and directed by BYTS to use and rely upon the Projections in connection with preparing the fairness opinion. The Projections are included in this proxy statement/prospectus solely to provide BYTS shareholders access to the material financial forecasts that were made available to the BYTS Board and Scalar, and are not included in this proxy statement/prospectus to influence a BYTS Shareholder’s decision whether to vote for or against the Business Combination and the other proposals included in this proxy statement/prospectus or whether to exercise their Redemption Right. No financial projections and assumptions were separately prepared by BYTS management, but BYTS’ management and advisors reviewed the Projections and underlying assumptions provided by Airship AI. In the view of Airship AI’s management, the Projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Airship AI at the time. However, the Projections are not a statement of fact and should not be viewed as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Projections.

The Projections reflect numerous estimates and material assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Airship AI’s business, all of which are difficult to predict and many of which are beyond Airship AI’s and BYTS’ control. The Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Airship AI’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the Projections will be realized or that the actual financial results will not be significantly higher or lower than the Projections. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience, events and business developments. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that BYTS or Airship AI, its respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination and the other proposals included in this proxy statement/prospectus. Furthermore, the Projections do not purport to be a complete description of the financial analyses performed or factors considered. You are cautioned not to place undue reliance on the Projections in making a decision regarding the transaction, as the Projections may be materially different than actual results. Airship Pubco will not refer back to the Projections in future periodic reports filed under the Exchange Act.

Neither Airship AI’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections. The Projections were prepared by Airship AI on June 6, 2023 and does not take into account any circumstances or events occurring after June 6, 2023, the date Projections were prepared. Airship AI has not made, and does not intend to make, any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including BYTS. None of Airship AI or its board of directors, officers, management or any other representative of Airship AI has made or makes any representation to any person regarding Airship AI’s ultimate performance compared to the information contained in the Projections. Although presented with numerical specificity, the Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Airship AI’s management. Information provided by Airship AI does not constitute any representation, estimate or projection of any other party. The Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Airship AI’s management.

Certain of the measures included in the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Airship AI may not be comparable to similarly titled amounts used by other companies. Financial measures included in forecasts (including these projections) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the Projections are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Scalar for purposes of its opinion to the BYTS Board, or by the BYTS Board in connection with its consideration of the Business Combination. Accordingly, no reconciliation of the financial measures included in the Projections is provided.

The following tables sets forth all material prospective financial information regarding Airship AI that was shared with BYTS.

($ in millions)	NTM June 30, 2024
Revenue	$39.1
Gross Profit	$25.6
Gross Profit %	65%
Adjusted EBITDA(1)	$9.0
Adjusted EBITDA Margin	23%

____________

(1)      Adjusted EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock-based compensation.

NTM Gross Profit and Gross Margin by Product Line

($ in millions)	Gross Profit $	Gross Margin %
Edge Computing(1)	$7.8	74%
Non-Edge(2)	$10.3	67%
Recurring SaaS and Services(3)	$7.4	57%

____________

(1)      Edge Computing products consist of Outpost hardware, software and analytic software.

(2)      Non-Edge products consist of Acropolis, analytics software and accompanying Cloud or CEM hardware solutions.

(3)      Recurring SaaS and Services consists of Software Maintenance Agreement (SMA), technical support, and engineering services.

The Projections are based on the following assumptions:

Airship AI has made numerous estimates and material assumptions with respect to, among other things, regulatory, market and financial conditions and competition, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Airship AI or any other parties to the Business Combination.

In 2022, Airship AI generated $14.5 million of revenue with 58% gross margin with positive EBIDTA. As of July 1, 2023, Airship AI’s next twelve months (NTM) revenue projection post closing is $39.1 million. Airship AI entered 2023 with $5.5 million of bookings and billings and Airship AI had $162.9 million in its pipeline, consisting predominantly of large U.S. government contracts, with further room to grow, especially in the commercial sector. The closing of the sales in Airship AI’s pipeline is conditioned on the closing of the Business Combination and the receipt of funding.

Airship AI’s pipeline is broken down by opportunity classification, and consists of three categories: (i) Request for Quote (RFQ), (ii) Quoted and (iii) Market Research or Request for Information (RFI). Opportunities in the three categories have been quantified based on current Airship AI pricing for the goods and services being potentially acquired. The pipeline further consists of a blended mixture of net new customers as well as expansionary opportunities within existing customers. Opportunities within the pipeline include single year and multi-year contracts for a mix of Airship AI’s software, hardware and services offerings.

Airship AI utilizes the U.S. government’s policies and procedures in classifying Market Research and RFI opportunities in its pipeline. Per Part 10 of the Federal Acquisition Regulation (FAR), U.S. government agencies conduct market research to determine the availability of commercial products and services and to identify and evaluate market practices. Market research is a continuous process of finding viable sources of goods and services to meet government requirements and is mandated for all federal acquisition programs. The extent of market research will vary, depending on such factors as urgency, estimated dollar value, complexity, and past experience.

Airship AI engages in market research by formally responding to an RFI or through informal discussions at events where federal agencies and customers are permitted to engage in market research, such as industry days and tradeshows.

Once market research is complete, an agency releases an RFQ for services which Airship AI can compete to be awarded. Alternatively, per Section 6.302-1 of the FAR, if the agency finds that there is only one responsible source and no other suppliers or services will satisfy agency requirements, such agency can move forward with procurement through a sole source award (other than fair and open competition).

Airship AI’s disclosed pipeline includes opportunities that have been identified through government market research activities, formally and informally, which have allowed Airship AI to define a scope of work and anticipated value if Airship AI were selected to source the agencies requirements. Airship AI converts these opportunities into revenue through successful competition in the open market as well as the receipt of opportunities designated as sole source awards to Airship AI.

Airship AI’s estimated pipeline of $162.9 million is broken down into approximately $6.7 million in RFQ responses, approximately $30.5 million in Quoted opportunities, and approximately $125.7 million in Market Research or RFI opportunities. This includes 94 opportunities that Airship AI is working on, consisting of six in RFQ responses, 37 in Quoted opportunities and 51 in Market Research or RFI opportunities. Opportunities labeled as RFQ are those that Airship AI is forecasting within the next 60-90 days and are the opportunities that drive the current quarter forecasting. Quoted opportunities reflect customer engagements where the market research or RFI responses included a Rough Order Magnitude (ROM) quote allowing the customer to prepare for an RFQ. Market Research or RFI opportunities largely consist of formal or informal responses to a customer about needs and requirements and Airship AI’s ability to solve them. These opportunities may be forecasted for the current fiscal year or the following fiscal year due to the longer duration procurement process that larger deals typically take to get to award.

Airship AI’s assumed conversion and/or contract win rate is based on management’s proprietary internal process that creates a Percentage to Win (PWin) and timeline for the conversion based on when Airship AI first starts working with the individual customer. This proprietary internal process is subjective, and we cannot assure you that Airship AI’s management has correctly estimated PWin for the opportunities in the pipeline included in these Projections. Management evaluates the opportunities in the pipeline on an individual customer basis taking into account the different circumstances of each transaction and relies heavily on the industry knowledge and experience of Airship AI’s management team, particularly relating to the nuances of contracting with the U.S. government. Although Airship

AI also considers some historical data in its analysis, such as annual business from commercial customers, contract and/or maintenance/warranty renewal rates and booked revenue, such historical data was not a primary factor used by Airship AI in preparing these Projections. Airship AI’s proprietary internal process utilizes, but is not limited to, the following criteria:

•        whether the opportunity relates to a new or existing customer;

•        whether the opportunity involves a single-year or a multi-year deal;

•        whether the opportunity involves an existing customer or a new group within that existing customer;

•        whether the opportunity involves a net new installation or an existing system already in place;

•        if the opportunity relates to an existing system already in place, whether it is a competitive takeaway or an expansion of an Airship AI system; and

•        the dollar amount of the contract.

The foregoing criteria are all weighted differently by Airship AI management. For example, an existing customer whose five (5) year contract is coming up for renewal will be more heavily weighted than a competitive takeaway for a net new five (5) year contract. Additionally, criteria such as the dollar amount of the contract factors into the length of time to convert the opportunity. Contracts that involve larger dollar amounts require a higher level of review from the U.S. government, which typically results in a longer time period to award, and increases the uncertainty of Airship AI’s Projections.

Based on Airship AI’s proprietary internal process and considering the various criteria and factors referred to in the preceding paragraphs, Airship AI believes that (i) with respect to the estimated pipeline of approximately $6.7 million in RFQ responses, approximately 83% of such opportunities would close, (ii) with respect to the estimated pipeline of approximately $30.5 million in Quoted opportunities, approximately 63% of such opportunities would close, and (iii) with respect to the estimated pipeline of $125.7 million in Market Research or RFI opportunities, approximately 32% of such opportunities would close. The resulting assumed revenue is then broken down by year, assuming it is a multi-year deal, and the resulting revenue expected to be recognized in the first year is considered in the Projections. Airship AI has recently received purchase orders from various government agency customers included in this pipeline totaling over $13 million.

The average contract amount for each opportunity, regardless of category, vary significantly in size. The reasons for these variances include the size of a customer, a customer’s budget and that specific customer’s requirements. Traditionally, smaller customers look for turn-key solutions with hardware and software included, along with a full maintenance and support package. Larger customers typically have a more robust IT organization and may likely have existing contracts for enterprise hardware allowing them to only require software and specific Airship maintenance and support. In addition, as we continue to transition customers to the cloud, the revenue and corresponding gross margin on opportunities are expected to continue to evolve, providing more variance in typical deal sizes for both small and large enterprises. Management considered these factors when deriving the pipeline underlying the revenue in its Projections based on industry knowledge and experience of Airship AI’s management team. If any of these factors turns out to be inaccurate for any particular customer in any significant respect, Airship AI’s actual results will differ, potentially materially, from the forecasted results set forth in the Projections.

Revenue — Airship AI utilized its sales pipeline report to forecast revenue by customer and product. Airship AI considers if sales are closed, in quotation, in market research or other categories, as discussed above.

Gross profit — Airship AI forecasts gross profit by product line based on estimated gross margin for each product line. Cost of goods sold expenses include component costs and technology support.

Operating expenses — Airship AI forecasts operating expenses based on historical expenses for major line items and all departments. Departments include research and development, sales and marketing and general and administrative. Airship AI’s major expenses are payroll, benefits, travel, marketing, rent, stock based compensation, depreciation, professional fees and supplies.

Other income and expense — Airship AI forecasts such expenses based on history.

The growth from the December 31, 2022 and June 30, 2023 results from operations assumes the following:

•        The revenue and gross margin forecasts are achieved. Airship AI is expected to benefit from improved liquidity as a result of the Business Combination. Further, Airship AI will need to close the sales in the pipeline report.

•        The sales of the new Edge computing product line are expected to grow from internal sales and from projected market growth.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS), BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS AIRSHIP AI’s FINANCIAL PROJECTIONS, BYTS UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE PROJECTIONS AND THEIR PRESENTATION TO THE BYTS BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Satisfaction of 80% Test

Nasdaq rules require that BYTS’ initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the funds held in the Trust Account) at the time of the execution of a definitive agreement for BYTS’ initial business combination. As of June 27, 2023, the date of the execution of the Merger Agreement, the fair value of the funds held in the Trust Account was approximately $24.9 million (excluding taxes payable on the income earned on the funds held in the Trust Account at that time), and 80% thereof represents approximately $19.9 million. Based on the enterprise value of Airship AI of approximately $303 million compared to the approximately $24.9 in the Trust Account (excluding the taxes payable on the income earned on the funds held in the Trust Account), the fact that the purchase price for Airship AI was the result of an arm’s length negotiation and all of the factors described in this section and “The Business Combination Proposal — Merger Agreement”, the BYTS Board determined that this requirement was met.

Opinion of Scalar, as Financial Advisor to BYTS’ Board of Directors

On June 26, 2023, at a meeting of the BYTS Board, Scalar rendered its oral opinion to the BYTS Board, subsequently confirmed in writing, that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion, the consideration to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the BYTS Class A Ordinary Shares other than the Excluded Parties (without giving effect to any impact of the Business Combination on any particular shareholder of the BYTS Class A Ordinary Shares other than in its capacity as a shareholder of the BYTS Class A Ordinary Shares). For purposes of Scalar’s opinion and this summary, the “consideration” consisted of BYTS Ordinary Shares with an aggregate value (based on a stated value of $10.00 per BYTS Ordinary Share) equal to (i) $225 million multiplied by (ii) the number of shares of Airship Common Stock outstanding as of the Effective Time divided by (iii) the Aggregate Fully Diluted Airship Common Stock, plus (iv) up to an aggregate amount of $12.5 million from the Earnout Shares.

The full text of Scalar’s written opinion, dated June 26, 2023, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex H. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s opinion was provided for the information and assistance of the BYTS Board and does not constitute a recommendation as to how any shareholder of BYTS should vote or act (including with respect to any Redemption Rights) with respect to the Business Combination or any other matter.

In arriving at its opinion, Scalar, among other things:

•        reviewed the Merger Agreement;

•        reviewed a draft, dated June 5, 2023, of the Parent Support Agreement;

•        reviewed the Senior Secured Convertible Promissory Note issued by Airship AI to Platinum Capital Partners, Inc. and provided to Scalar on June 25, 2023;

•        reviewed certain publicly available business and financial information relating to BYTS;

•        reviewed certain historical financial information and other data relating to Airship AI that were provided to Scalar by the management of BYTS, approved for Scalar’s use by BYTS, and not publicly available;

•        reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of Airship AI for the twelve month period ending June 30, 2024 that were prepared by Airship AI on June 6, 2023, were provided to Scalar by the management of BYTS, approved for Scalar’s use by BYTS, and not publicly available (the “Projections”);

•        conducted discussions with members of the senior management of Airship AI and BYTS concerning the business, operations, historical financial results, and financial prospects of Airship AI and the Business Combination;

•        reviewed current and historical market prices of the BYTS Class A Ordinary Shares;

•        reviewed certain financial data of Airship AI and compared that data with similar publicly available data for certain other companies;

•        reviewed certain pro forma effects relating to the Business Combination, including estimated transaction costs and the effects of anticipated financings, approved for Scalar’s use by BYTS;

•        included impacts related to the 1,250,000 Earnout Shares subject to vesting upon the achievement of the First Operating Performance Milestone, and excluded any impacts related to the 3,750,000 Earnout Shares subject to vesting upon the achievement of the Second Operating Performance Milestone due to the fact that the Second Operating Performance Milestone is related to a period beyond the end of the Projections and therefore could not be measured. Additionally, of the aforementioned 5,000,000 earnout shares, Scalar excluded any impact related to the 2,500,000 Earnout Shares subject to vesting upon achievement of a traded price of $12.50 for 20 out of 30 consecutive trading days and excluded any impact related to the 2,500,000 Earnout Shares subject to vesting upon achievement of a traded price of $15.00 for 20 out of 30 consecutive trading days because the traded prices are greater than the stated Transaction price of BYTS Ordinary Share of $10.00.

•        In performing its analysis and rendering its opinion, with BYTS’ consent, Scalar relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of financial and other information that was publicly available or was furnished, or otherwise made available to Scalar or discussed with or reviewed by Scalar.

•        Without limiting the generality of the foregoing, for the purpose of its opinion, Scalar assumed with respect to financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by Scalar, that such information had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Airship AI as to the expected future results of operations and financial condition of Airship AI. Scalar assumed no responsibility for and expressed no opinion as to any such financial forecasts, estimates, pro forma effects, or forward-looking information or the assumptions on which they were based. Scalar also assumed that the Business Combination will have the tax consequences described in discussions with, and materials furnished to Scalar by, representatives of Airship AI or BYTS, and will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Scalar is not a legal, accounting, regulatory, or tax expert and its opinion does not address any legal, regulatory, taxation, or accounting matters, as to which Scalar understood that BYTS obtained such advice as it deemed necessary from qualified professionals, and Scalar assumed the accuracy and veracity of all assessments made by such advisors to Airship AI or BYTS with respect to such matters.

In arriving at its opinion, with BYTS’ consent and without independent verification, Scalar relied upon and assumed that except as would not be in any way meaningful to Scalar’s analysis: (i) the executed final form of the Merger Agreement and the Parent Support Agreement would not differ from the drafts that Scalar reviewed, (ii) the representations and warranties of all parties to the Merger Agreement, and any related Business Combination documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Merger Agreement and any related Business Combination documents, (iii) the Business Combination will be consummated in accordance with the terms of the Merger Agreement and related Business Combination documents, without any waiver or amendment of any term or condition thereof, (iv) the condition to the parties’ obligations to close contained in Section 9 of the Merger Agreement and the Minimum Cash Condition each will be satisfied, and (v) there had been no change in the assets, financial condition, business or prospects of any party to the Merger Agreement since the date of the most recent financial statements and other information made available to Scalar. Additionally, Scalar assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Business Combination or otherwise contemplated by the Merger Agreement will be obtained without any adverse effect on Airship AI or BYTS, or on the expected benefits of the Business Combination, in any way meaningful to Scalar’s analysis.

In addition, Scalar relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of Airship AI’s senior management as to, among other things, (i) the potential impact on Airship AI of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which Airship AI operates and related industries, (ii) Airship AI’s existing and future products, services, locations, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development, testing, manufacturing and marketing thereof; compliance with relevant regulatory requirements; prospective contract prices and contract volumes; and the potential impact of competition thereon) and (iii) Airship AI’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to Airship AI, the Business Combination and its contemplated benefits). Scalar assumed that there would not be any developments with respect to any of the foregoing matters that would have an adverse effect on BYTS, Airship AI or the Business Combination (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Scalar’s analyses or opinion.

Given BYTS’ nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with BYTS’ consent Scalar assumed a value of $10.00 per BYTS Class A Ordinary Share in calculating the value of the BYTS Ordinary Shares to be issued as the Consideration under the Merger Agreement, with such $10.00 value being based on BYTS’ initial public offering price and the stated value per BYTS Ordinary Share provided in the Merger Agreement. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the Aggregate Merger Consideration will be when issued pursuant to the Business Combination or the price or range of prices at which any BYTS Ordinary Shares or other securities or financial instruments of or relating to BYTS may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination.

In arriving at its opinion, Scalar did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Airship AI or BYTS, and was not furnished or provided with any such appraisals or valuations, nor did Scalar evaluate the solvency of Airship AI or BYTS under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Scalar in connection with its opinion were going concern analyses, assuming the Business Combination was consummated. Without limiting the generality of the foregoing, Scalar did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Airship AI or BYTS was a party or may be subject, and at BYTS’ direction and with BYTS’ consent, Scalar’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Scalar’s opinion was necessarily based upon economic, monetary, market, and other conditions as in effect on, the information available to Scalar as of, and the facts and circumstances as they existed on, the date of Scalar’s written opinion and Scalar’s opinion speaks only as of such date; events occurring after that date could materially affect the assumptions used in preparing Scalar’s opinion. Scalar has not undertaken to update, reaffirm, or revise its opinion or otherwise comment upon any events occurring after the date of Scalar’s written opinion, material information provided to Scalar after that date, or any change in facts or circumstances that occurred after that date, and Scalar does not have any obligation to update, revise, or reaffirm its opinion.

Scalar’s opinion did not address BYTS’ underlying business decision to engage in the Business Combination, the relative merits of the Business Combination as compared to other business or investment strategies or transactions that might be available to BYTS, or whether the Consideration to be paid by BYTS pursuant to the Merger Agreement represents the best price obtainable. In connection with Scalar’s engagement, Scalar was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, BYTS or any other alternative transaction. Scalar’s opinion addressed only the fairness from a financial point of view, as of the date thereof, to the holders of the BYTS Class A Ordinary Shares (other than the Excluded Parties) of the Consideration to be paid by BYTS to the Airship Securityholders pursuant to the Merger Agreement. Scalar was not asked to, and did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified in its opinion, of the Merger Agreement or any related documents or the form of the Business Combination or any related transaction (including any agreement or transaction between any Excluded Party and Airship AI or BYTS), including the fairness of the Business Combination to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors, or other constituencies of BYTS, Airship AI, or any of their respective affiliates. Scalar was not asked to, and did not, offer any opinion with respect to any ongoing obligations of Airship AI, BYTS, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any agreement related to the Business Combination, or under applicable law, any allocation of the Consideration (or any portion thereof), or the fair market value of Airship AI, BYTS, the BYTS Class A Ordinary Shares, or the Airship Common Stock. In addition, Scalar expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Business Combination, any Excluded Parties, or any class of such persons, whether relative to the Consideration or otherwise. Scalar’s opinion (i) did not address the individual circumstances of specific holders of BYTS’ securities (including BYTS Class B Ordinary Shares and warrants) with respect to rights or aspects which may distinguish such holders or BYTS’ securities (including BYTS Class B Ordinary Shares and BYTS Warrants) held by such holders, (ii) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including BYTS Class B Ordinary Shares and BYTS Warrants) or holders (including the Sponsor), (iii) did not address any impact of the Business Combination on any particular holder of the BYTS Class A Ordinary Shares other than in its capacity as a holder of the BYTS Class A Ordinary Shares, and (iv) did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of BYTS or any other party). Scalar also did not address, or express a view with respect to, any acquisition of control or effective control of BYTS by any stockholder or group of stockholders of Airship AI. Scalar’s opinion should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any party.

Scalar’s opinion was provided for the benefit of the BYTS Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Business Combination, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act (including with respect to any Redemption Rights) with respect to the Business Combination or any other matter.

Summary of Scalar’s Financial Analysis

The following is a summary of the material financial analyses delivered by Scalar to the BYTS Board in connection with rendering the opinion described above. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Scalar. Scalar may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Scalar’s view of the actual value of Airship AI. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Scalar. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Scalar’s financial analyses and its opinion.

In performing its analyses, Scalar made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of BYTS, Airship AI, or any other parties to the Business Combination. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the Merger Agreement, Scalar or any other person assumes responsibility if future results are materially different from those forecasted. In addition, these analyses do not purport to be appraisals or reflect the prices at which businesses or securities may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on June 23, 2023, and is not necessarily indicative of current market conditions. The estimates of the future financial performance of Airship AI relied upon for the financial analyses described below were based on the Projections, and estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Assumed Value of BYTS Ordinary Shares

Given BYTS’ nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with BYTS’ consent Scalar assumed a value of $10.00 per BYTS Class A Ordinary Share in calculating the value of the BYTS Ordinary Shares to be issued as the Consideration under the Merger Agreement, with such $10.00 value being based on BYTS’ initial public offering price and the stated value per BYTS Ordinary Share provided in the Merger Agreement. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the BYTS Ordinary Shares will be when issued pursuant to the Business Combination or the price or range of prices at which the BYTS Class A Ordinary Shares, BYTS Class B Ordinary Shares, or other securities or financial instruments of or relating to BYTS may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. For purposes of Scalar’s opinion and this summary, the Consideration consisted of BYTS Ordinary Shares with an aggregate value (based on a stated value of $10.00 per BYTS Ordinary Share) equal to (i) $225 million multiplied by (ii) the number of Airship Common Stock outstanding as of the Effective Time divided by (iii) the Aggregate Fully Diluted Airship Common Stock plus (iv) up to an aggregate amount of $12.5 million from the Earnout Shares.

In connection with the Business Combination, Airship AI issued a Senior Secured Convertible Note with a principal balance of $2,000,000 (the “Bridge Note”) to Platinum Capital Partners, Inc. (the “Bridge Note Investor”).

Earnout Shares

As part of entering into the Merger Agreement, the Sponsor and BYTS and, for the limited purposes stated therein, the officers and directors of BYTS, agreed to issue certain Earnout Shares to the Company Earnout Holders (as defined in the Merger Agreement) at Closing. Pursuant to the Closing, such Earnout Shares shall be placed in an escrow account, and shall not be released from escrow unless the Earnout Shares are earned as a result of the occurrence of the applicable Earnout Milestones. The Earnout Milestones are based on the occurrence of certain trading price thresholds or Airship AI’s occurrence of certain revenue thresholds. Scalar discussed with BYTS’ management and determined that only the Earnout Shares issuable upon achievement of the First Operating Performance Milestone shall be included in the analysis. The Earnout Shares issuable upon achievement of the Second Operating Performance Milestone were excluded from the analysis due to the fact that the Second Operating Performance Milestone is related to a period beyond the end of the Projections and therefore could not be measured. Additionally, of the aforementioned 5,000,000 earnout shares, Scalar excluded any impact related to the 2,500,000 Earnout Shares subject to vesting upon achievement of a traded price of $12.50 for 20 out of 30 consecutive trading days and excluded any impact related to the 2,500,000 Earnout Shares subject to vesting upon achievement of a traded price of $15.00 for 20 out of 30 consecutive trading days because the traded prices are greater than the stated Transaction price of BYTS Ordinary Share of $10.00.

Selected Public Companies Analysis

Scalar performed a selected public companies analysis by analyzing the valuation of publicly-listed companies that Scalar deemed to be relevant for purposes of this analysis based on its professional judgment and experience. Scalar reviewed certain financial data for selected companies with publicly traded equity securities that Scalar deemed relevant for purposes of this analysis based on various factors, including the companies’ industry, customers, product, and business model.

Scalar noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Airship AI, none of the companies had the same management, make-up, technology, size or mix of businesses as Airship AI and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Airship AI.

Financial data of the selected companies utilized were based on publicly available information including public filings and third-party equity research reports, including publicly available research analysts’ estimates and forward-looking metrics based on information available via S&P Capital IQ. The financial data from the selected public companies that Scalar reviewed included:

•        The reported revenue for the last twelve months, or “LTM Revenue”;

•        The estimated revenue for the period July 1, 2023 through June 30, 2024, or “NTM Revenue”;

•        The estimated total company value or “Enterprise Value”;

•        Enterprise Value as a multiple of LTM Revenue, or “LTM Multiple”;

•        Enterprise Value as a multiple of NTM Revenue, or “NTM Multiple”; and

The selected companies and corresponding financial data included the following:

($ in millions)

Selected Public Companies	Market Capitalization	Enterprise Value	LTM Revenue	NTM Revenue
Mobileye Global Inc.	$29,938.4	$28,801.4	$1,933.0	$2,435.1
Palantir Technologies Inc.	29,721.8	28,851.6	1,984.7	2,419.8
Tyler Technologies, Inc.	16,641.4	17,615.5	1,865.9	2,046.1
Axon Enterprise, Inc.	13,942.9	13,610.3	1,276.6	1,598.9
Samsara Inc.	13,800.0	13,129.2	714.2	973.8
Cognex Corporation	9,208.3	8,847.8	924.8	981.1
Altair Engineering Inc.	5,789.2	5,876.3	572.6	644.9
Ambarella, Inc.	3,104.8	2,893.4	309.4	303.0
Neonode Inc.	120.7	99.9	5.6	8.2
Enterprise Value/
Selected Public Companies	LTM Multiple	NTM Multiple
Mobileye Global Inc.	14.9x	11.8x
Palantir Technologies Inc.	14.5x	11.9x
Tyler Technologies, Inc.	9.4x	8.6x
Axon Enterprise, Inc.	10.7x	8.5x
Samsara Inc.	18.4x	13.5x
Cognex Corporation	9.6x	9.0x
Altair Engineering Inc.	10.3x	9.1x
Ambarella, Inc.	9.4x	9.5x
Neonode Inc.	17.8x	12.2x
Median Multiple	10.7x	9.5x
Mean Multiple	12.8x	10.5x

Taking into account the results of the selected companies analysis, Scalar applied selected multiple ranges of 12.3x to 13.3x LTM Revenue and 9.0x to 10.0x NTM Revenue to corresponding financial data for Airship AI. The selected companies analysis indicated implied total equity value reference ranges for Airship AI of approximately $306,665,000 to $339,583,000 based on revenue (applying 25% weighting to the LTM Revenue and 75% weighting to the NTM Revenue).

Selected Transactions Analysis

Scalar performed a comparable transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected transactions that share some characteristics with the Business Combination. Scalar selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. Scalar additionally selected these transactions based on the same criteria as the selection process for the selected public companies analysis.

No transaction used in the analysis of comparable transactions is identical to Airship AI or the Business Combination. In evaluating the precedent transactions, Scalar made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond our control. These include, among other things, the impact of competition on the business of Airship AI or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Airship AI or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

The information and financial data of the selected precedent transactions were based on the most recent publicly available information and S&P Capital IQ. The selected company transactions and corresponding financial data included the following:

($ in millions)

Transaction Target	Acquirer Name	Transaction Date	Transaction Price	Enterprise Value	LTM Revenue
Magnet Forensics Inc.	Morpheus Purchaser Inc.	04/06/23	$851.0	$1,214.3	$98.9
Wind River Systems, Inc.	Aptiv PLC	12/23/22	3,500.0	3,500.0	400.0
Agent Video Intelligence Ltd.	Irisity AB (publ)	12/31/21	67.5	67.5	6.1
Acuant, Inc.	GB Group PLC	11/29/21	736.0	736.0	58.1
OSIsoft, LLC	AVEVA	3/19/21	5,019.6	5,019.6	488.5
Enterprise Value/
Transaction Target	LTM Revenue	NTM Revenue
Magnet Forensics Inc.	12.3x	N/A
Wind River Systems, Inc.	8.8x	N/A
Agent Video Intelligence Ltd.	11.1x	N/A
Acuant, Inc.	12.7x	N/A
OSIsoft, LLC	10.3x	N/A
Median Multiple	11.1x	N/A
Mean Multiple	11.0x	N/A

“N/A” refers to not applicable.

Taking into account the results of the selected company transaction analysis, Scalar applied selected multiple ranges of 10.5x to 11.5x LTM Revenue and 9.0x to 10.0x NTM Revenue to corresponding financial data for Airship AI. The NTM Revenue multiples used were selected based on the calculated ratio between the LTM & NTM Revenue multiples from the selected public companies analysis as an input into the selection. The selected company transaction analysis indicated implied total equity value reference ranges for Airship AI of approximately $300,252,000 to $333,170,000 based on revenue (applying 25% weighting to the LTM Revenue and 75% weighting to the NTM Revenue).

Pro Forma Consideration Analysis

Utilizing pro forma ownership information provided by the management of BYTS and the assumptions described above (including assuming a value of $10.00 per BYTS Ordinary Share), Scalar calculated the aggregate implied value of the pro forma shares outstanding (other than the BYTS Class A Ordinary Shares that are not held by Excluded Parties). The 1,000,000 Founder Shares subject to forfeiture pursuant to the Parent Support Agreement were excluded from this calculation. The Share Contribution Shares were not excluded because such shares may be used to secure non-redemptions or a potential PIPE Financing. Additionally, the Sponsor Shares and the Cash Transaction Fees denoted below are estimates based on the information the management of BYTS provided to Scalar. These calculations are summarized below:

	# of shares	Consideration Value
Rollover Airship AI Common Shares	22,500,000	$225,000,000
Sponsor Shares	8,122,313	81,223,130
Public Shares (Non-Redeemable from Trust)	700,000	7,000,000
Stock Transaction Fee Shares	337,500	3,375,000
2023 Operating Performance Milestone Earnout Shares	1,250,000	12,500,000
Bridge Note Shares	312,513	3,125,128
Bridge Note Warrants	109,379	1,093,795
Cash Transaction Fees	N/A	8,250,000
Fully-Diluted Value of Transaction Consideration	33,331,705	$341,567,053
Adjustment for Option and Warrant Proceeds		(7,374,496)
Total Value of the Consideration		$334,192,557

Implied Pro Forma Share Value Analysis

Utilizing pro forma ownership information provided by the management of BYTS and the assumptions and weighting described above, Scalar calculated the implied pro forma value of a BYTS Ordinary Share after giving effect to the Business Combination. This analysis took into consideration the impact of the pro forma dilution described above in calculating the total value of the Aggregate Merger Consideration. The Second Operating Performance Milestone Earnout Shares were excluded from this calculation due to the fact that the Second Operating Performance Milestone is related to a period beyond the end of the Projections and therefore could not be measured. These calculations are summarized below:

	Implied Pro Forma Value per BYTS Ordinary Share
Selected Analyses	Low	Middle	High
Selected Public Companies Revenue Multiple	$9.45	$9.92	$10.39
Selected Transactions Revenue Multiple	$9.27	$9.74	$10.21

Scalar noted that the assumed value of a BYTS Ordinary Share of $10.00 was within the reference ranges calculated in the selected public companies analysis and selected company transactions described above, which in Scalar’s view supported its assessment of the financial fairness of the Consideration.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Scalar’s opinion. In arriving at its fairness determination, Scalar considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scalar made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Airship AI or the Business Combination.

Scalar’s financial analyses and opinion were only one of many factors taken into consideration by the BYTS Board in its evaluation of the Business Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the BYTS Board or management of BYTS with respect to the Consideration or as to whether the BYTS Board would have been willing to determine that different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between BYTS and Airship AI and was approved by the BYTS Board. Scalar did not advise the BYTS Board during these negotiations, nor did it recommend any specific amount of consideration to BYTS or the BYTS Board or that any specific amount of consideration constituted the only appropriate consideration for the Business Combination. The foregoing summary does not purport to be a complete description of the analyses performed by Scalar in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Scalar attached hereto as Annex H.

Scalar and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. Scalar was engaged by BYTS to render its opinion to the BYTS Board and Scalar received a fee of $185,000 from BYTS for providing its services and rendering its opinion. No portion of these fees was refundable or contingent upon the consummation of the Business Combination or the conclusion reached in Scalar’s opinion. BYTS has also agreed to indemnify Scalar against certain liabilities and reimburse Scalar for certain expenses in connection with Scalar’s services. In the past two years, Scalar and its affiliates have provided advisory services to BYTS or its affiliates, unrelated to the Business Combination, for which Scalar and its affiliates received compensation. Scalar and its affiliates may also seek to provide such services to Airship AI, BYTS, and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of Scalar’s employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Airship AI and BYTS and, accordingly, may at any time hold a long or short position in such securities.

The issuance of Scalar’s opinion was approved by an authorized committee of Scalar.

The BYTS Board selected Scalar to provide its opinion in connection with the Business Combination based on Scalar’s reputation and experience. Scalar is a valuation firm that has substantial experience in transactions similar to the Business Combination.

Ownership of Airship Pubco after the Closing

The following table illustrates estimated ownership levels in Airship Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and Airship Options, Airship SARs, and Airship Warrants that will be assumed by BYTS in the Proposed Transaction.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
BYTS Public Shareholders(1)	1,173,604	4.09%	880,203	3.10%	586,802	2.09%	293,401	1.05%	—	*
Sponsor(2)	8,122,313	28.28%	8,122,313	28.57%	8,122,313	28.87%	8,122,313	29.18%	8,122,313	29.49%
Non-Redemption Agreement Holders(3)	663,989	2.31%	663,989	2.34%	663,989	2.36%	663,989	2.39%	663,989	2.41%
Airship AI Shareholders(4)	18,417,089	64.14%	18,417,089	64.80%	18,417,089	65.48%	18,417,089	66.17%	18,417,089	66.87%
Other Third Party Stockholders(5)	337,500	1.18%	337,500	1.19%	337,500	1.20%	337,500	1.21%	337,500	1.23%
Total	28,714,495	100.00%	28,421,094	100.00%	28,127,693	100.00%	27,834,292	100.00%	27,540,891	100.00%

____________

*        Less than 1%.

(1)      Excludes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 16,184,626 outstanding Public Warrants.

(2)      Reflects (i) 8,122,313 Founder Shares after the forfeiture of 1,000,000 out of a maximum of 3,600,000 shares subject to forfeiture by the Sponsor pursuant to the Parent Support Agreement after the use of shares from the Share Contribution shares to secure non-redemptions and (ii) 1,030,000 BYTS Private Shares. Does not include an additional 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 515,000 Private Placement Warrants.

(3)      Reflects 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(4)      Includes 5,000,000 Earnout Shares which will be issued and held in escrow at the Closing. Excludes shares issuable upon exercise of Airship Options and Airship Warrants and shares covering the Airship SARs being assumed by BYTS in the transaction.

(5)      Reflects shares of Airship Pubco Common Stock issuable to certain service providers in respect of an aggregate fee of $3.375 million. Such fee is payable in cash, shares or any combination thereof, at the option of such service providers.

Dilutive Instruments

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of common stock at a price of $11.50 per share, Airship Options, Airship SARs, and Airship Warrants that will be assumed by BYTS in the Proposed Transaction.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
BYTS Public Shareholders(1)	1,173,604	2.14%	880,203	1.61%	586,802	1.08%	293,401	*	—	*
Sponsor(2)	8,122,313	14.80%	8,122,313	14.88%	8,122,313	14.96%	8,122,313	15.05%	8,122,313	15.13%
Non-Redemption Agreement Holders(3)	663,989	1.21%	663,989	1.22%	663,989	1.22%	663,989	1.23%	663,989	1.24%
Airship AI Shareholders(4)	18,417,089	33.57%	18,417,089	33.75%	18,417,089	33.93%	18,417,089	34.12%	18,417,089	34.30%
Other Third Party Stockholders(5)	337,500	*	337,500	*	337,500	*	337,500	*	337,500	*
Public Warrant Holders(6)	16,184,626	29.50%	16,184,626	29.66%	16,184,626	29.82%	16,184,626	29.98%	16,184,626	30.14%
Private Placement Warrant Holders (Sponsor)(7)	515,000	*	515,000	*	515,000	*	515,000	*	515,000	*
Airship Warrants(8)	2,695,870	4.91%	2,695,870	4.94%	2,695,870	4.97%	2,695,870	4.99%	2,695,870	5.02%
Airship Convertible Notes(9)	367,000	*	367,000	*	367,000	*	367,000	*	367,000	*
Airship Options(10)	4,625,035	8.43%	4,625,035	8.48%	4,625,035	8.52%	4,625,035	8.57%	4,625,035	8.61%
Airship SARs(11)	1,762,006	3.21%	1,762,006	3.23%	1,762,006	3.25%	1,762,006	3.26%	1,762,006	3.28%
Fully Diluted Shares	54,864,032	100.00%	54,570,631	100.00%	54,277,230	100.00%	53,983,829	100.00%	53,690,428	100.00%

____________

*        Less than 1%.

(1)      Excludes 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 16,184,626 outstanding Public Warrants, which shares are presented in the row titled “Public Warrant Holders”.

(2)      Reflects (i) 8,122,313 Founder Shares after the forfeiture of 1,000,000 out of a maximum of 3,600,000 shares subject to forfeiture by the Sponsor pursuant to the Parent Support Agreement after the use of shares from the Share Contribution shares to secure non-redemptions and (ii) 1,030,000 BYTS Private Shares. Does not include an additional 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, which shares are presented in the row titled “Non-Redemption Agreement Holders”. Excludes shares issuable upon the exercise of 515,000 Private Placement Warrants, which shares are presented in the row titled “Private Placement Warrant Holders (Sponsor)”.

(3)      Reflects 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and 93,434 Public Shares held by the Non-Redeeming Shareholder assuming a $10.70 price per share.

(4)      Includes 5,000,000 Earnout Shares which will be issued and held in escrow at the Closing. Excludes shares issuable upon exercise of Airship Options and Airship Warrants and shares covering the Airship SARs being assumed by BYTS in the transaction.

(5)      Reflects shares of Airship Pubco Common Stock issuable to certain service providers in respect of an aggregate fee of $3.375 million. Such fee is payable in cash, shares or any combination thereof, at the option of such service providers.

(6)      Reflects shares issuable upon the exercise of the Public Warrants sold as part of the units sold in BYTS’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(7)      Reflects shares issuable upon the exercise of the Private Placement Warrants sold as part of the Private Placement Units purchased by Sponsor simultaneously with the closing of BYTS’s IPO, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing. The Sponsor is the holder of all of the Private Placement Warrants.

(8)      Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted Warrants, assuming the cash exercise of all such Converted Warrants. Pursuant to the Merger Agreement, each Airship Warrant that is outstanding immediately prior to the Effective Time will be converted into a Converted Warrant on substantially the same terms and conditions as are in effect with respect to each such Airship Warrant immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock determined by multiplying the number of shares of Airship Common Stock subject to such Airship Warrant immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Warrant divided by (B) the Conversion Ratio.

(9)      Reflects shares of Airship Pubco Common Stock issuable upon the conversion of an aggregate of $2,385,503 outstanding as of September 30, 2023 under the Senior Secured Convertible Promissory Note issued by Airship AI to Platinum Partners at a conversion price of $6.50 per share pursuant to the terms of the note.

(10)    Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted Stock Options, assuming the cash exercise of all such Converted Stock Options. Pursuant to the Merger Agreement, each Airship Option that is outstanding immediately prior to the Effective Time will be converted into a Converted Stock Option on substantially the same terms and conditions as are in effect with respect to each such Airship Option immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock determined by multiplying the number of shares of Airship Common Stock subject to such Airship Option immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of Airship Common Stock of such Airship Option divided by (B) the Conversion Ratio.

(11)    Reflects shares of Airship Pubco Common Stock issuable upon the exercise of Converted SARs. Pursuant to the Merger Agreement, each Airship SAR that is outstanding immediately prior to the Effective Time will be converted into a Converted SAR. Each Converted SAR will continue to have and be subject to substantially the same terms and conditions as were applicable to such Airship SAR immediately prior to the Effective Time, except that (i) each Converted SAR will cover that number of shares of Airship Pubco Common Stock equal to (A) the product of (1) the number of shares of Airship Common Stock subject to such Airship SAR immediately prior to the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR will be equal to the quotient obtained by dividing (A) the base value per share of Airship Common Stock of such Airship SAR immediately prior to the Effective Time by (B) the Conversion Ratio.

Per Share Value

The table below shows the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming BYTS Public Stockholders in each redemption scenario and sets forth, on a disaggregated basis, the potential dilutive impact from various sources in each redemption scenario.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)
Base scenario	28,714,495	$10.00	28,421,094	$10.00	28,127,693	$10.00	27,834,292	$10.00	27,540,891	$10.00
Shares underlying Public Warrants	44,899,121	$6.40	44,605,720	$6.37	44,312,319	$6.35	44,018,918	$6.32	43,725,517	$6.30
Shares underlying Private Placement Warrants	29,229,495	$9.82	28,936,094	$9.82	28,642,693	$9.82	28,349,292	$9.82	28,055,891	$9.82
Shares underlying Airship AI dilutive instruments	38,164,406	$7.52	37,871,005	$7.50	37,577,604	$7.49	37,284,203	$7.47	36,990,802	$7.45

____________

(1)      Based on a post-transaction equity value of approximately $287,144,948 in the No Redemptions Scenario, $284,210,938 in the 25% Redemptions Scenario, $281,276,928 in the 50% Redemptions Scenario, $278,342,918 in the 75% Redemptions Scenario and $275,408,908 in the Maximum Redemptions Scenario, and assuming an ascribed value per share of $10.00.

Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination

In considering the recommendation of the BYTS Board in favor of approval of the Business Combination, it should be noted that BYTS’ directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        The Sponsor paid (i) $25,000 or approximately $0.003 per share for the Founder Shares, which such Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $86,587,749, based on the $10.70 closing price of the BYTS Class A Ordinary Shares on Nasdaq on November 21, 2023, (ii) $10,300,000 or approximately $10.00 per unit for the 1,030,000 Private Placement Units, which such Private Placement Units, if unrestricted and freely tradeable, would be valued at approximately $10,959,200, based on the $10.64 closing price of the BYTS Units on Nasdaq on November 21, 2023 and (iii) approximately $6,065,000 or approximately $10.63 per share for 570,555 BYTS Class A Ordinary Shares, in connection with the Non-Redemption Agreement, which such Public Shares would be valued at approximately $6,104,939 based on the $10.70 closing price of the BYTS Class A Ordinary Shares on Nasdaq on November 21, 2023. Pursuant to the Parent Support Agreement, the Sponsor will forfeit 1,000,000 Founder Shares in connection with the Closing of the Business Combination and agreed to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing. We estimate that, at the Closing, the Sponsor will hold an aggregate of 8,692,868 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $93,029,138, based on the $10.70 closing price of the BYTS Class A Ordinary Shares and the $0.03 closing price of the BYTS Warrants on Nasdaq on November 21, 2023. However, given that such shares of Airship Pubco Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, BYTS believes such shares have less value.

•        If BYTS does not consummate a business combination by March 25, 2024 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the BYTS Board, liquidating and dissolving, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares owned by the Sponsor would be worthless because following the redemption of the Public Shares, BYTS would likely have few, if any, net assets and because the Insiders have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of the Founder Shares if BYTS fails to complete a business combination within the required period. Additionally, in such event, the 1,030,000 Private Placement Units (including the underlying securities) will also expire worthless. BYTS’ directors and executive officers have an indirect economic interest in the Private Placement Units and Founder Shares owned by the Sponsor.

•        As a result of the low purchase price paid for the Founder Shares, even if the trading price of the Airship Pubco Common Stock were as low as $2.10 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Airship Pubco Common Stock and Airship Pubco Warrants issued in respect of the Private Placement Units or the Public Shares held by the Sponsor) would be approximately equal to the investment in BYTS by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in us even at a time when the Airship Pubco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and BYTS liquidates without completing another initial business combination before the end of the completion window, the Sponsor would lose its entire investment in us.

•        Upon liquidation, the Sponsor will lose its entire investment in the Founder Shares and Private Placement Units, which totals $10,325,000 in the aggregate. The potential loss of this investment could incentivize the Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation.

•        Louis Lebedin is expected to be a director of Airship Pubco after the Closing. As such, in the future, Louis Lebedin may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that Airship Pubco Board determines to pay to its non-employee directors.

•        BYTS’ existing directors and officers will be eligible for continued indemnification and continued coverage under BYTS’ directors’ and officers’ liability insurance policy after the Merger and pursuant to the Merger Agreement and indemnification agreements entered into with such directors and officers in connection with the IPO.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to BYTS if and to the extent any claims by a third party (other than BYTS’ independent registered public accounting firm) for services rendered or products sold to BYTS, or a prospective target business with which BYTS has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per Public Share and (b) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•        The Sponsor and its affiliates have made an aggregate of $390,219.44 of advances to BYTS as of the date of this proxy statement/prospectus, which will be repaid in cash at the closing of the Business Combination. Additionally, BYTS’ officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. As of the date of this proxy statement/prospectus the current value of the reimbursement of the out-of-pocket expenses owed to BYTS’ officers and directors and their affiliates is $0. However, if BYTS fails to consummate a business combination by March 25, 2024 (or if such date is extended at a duly called extraordinary general meeting, such later date), such persons will not have any claim against the Trust Account for reimbursement. Accordingly, BYTS may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date.

•        Pursuant to the A&R Registration Rights Agreement, the Insiders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Airship Pubco Common Stock and Airship Pubco Warrants held by such parties following the consummation of the Proposed Transaction. We estimate that the Insiders will hold an aggregate of 8,692,868 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants subject to registration rights after reflecting forfeitures and the Share Contribution pursuant to the Parent Support Agreement.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates set forth therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BYTS, Airship AI or any other matter.

Structure of the Merger

On June 27, 2023, BYTS entered into the Merger Agreement with Merger Sub and Airship AI, pursuant to which, among other things, (i) BYTS will change its jurisdiction of incorporation by de-registering from the Register of Companies in the Cayman Islands and migrating to and domesticating as a Delaware corporation in accordance with BYTS’ organizational documents, Section 388 of the DGCL, and the Companies Act and (ii) following the Domestication, Merger Sub will merge with and into Airship AI, after which the separate corporate existence of Merger Sub will cease and Airship AI will be the surviving corporation and a wholly-owned subsidiary of BYTS and will change its name to “Airship AI, Inc.” and BYTS will change its name to “Airship AI Holdings, Inc.”

On September 22, 2023, BYTS, Airship AI and Merger Sub entered into an amendment to the Merger Agreement to extend the outside date for completion of the Business Combination to the later of (x) September 25, 2023, (y) if the Second Extension is approved, March 26, 2024, or, (z) if a further extension to BYTS’ liquidation date is approved by BYTS shareholders, with Airship AI’s approval, to the last date for BYTS to consummate a business combination.

Consideration

Under the Merger Agreement, the Airship Securityholders will receive an aggregate of 22.5 million shares of Airship Pubco Common Stock in exchange for all of Airship AI’s outstanding equity interests.

The Merger Agreement also provides, among other things, that the Airship Earnout Holders will have the contingent right to receive up to 5.0 million Earnout Shares, subject to the following contingencies:

(A)    25% of the Earnout Shares if the First Operating Performance Milestone is achieved;

(B)    75% of the Earnout Shares if the Second Operating Performance Milestone is achieved;

(C)    50% of the Earnout Shares if the First Share Price Performance Milestone is achieved; and

(D)    50% of the Earnout Shares if the Second Share Price Performance Milestone is achieved.

Pursuant to the Merger Agreement, at the Effective Time, (i) each Airship Option that is outstanding as of immediately prior to the Effective Time will be converted into a Converted Stock Option and the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, (ii) each Airship Warrant that is outstanding as of immediately prior to the Effective Time will be converted into a Converted Warrant and, with respect to the Airship Earnout Warrants only, the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (iii) each Airship SAR that is outstanding immediately prior to the Effective Time will automatically be assumed by Airship Pubco and converted into a Converted SAR. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted Stock Option, Converted Warrant and Converted SAR.

The Proposed Bylaws will provide that the shares of Airship Pubco Common Stock issued to all holders of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs as merger consideration will be subject to a lock-up for a period of 180 days following the Closing, and that Airship Pubco Common Stock issued to such holders upon satisfaction of the First Operating Performance Milestone (if any) will be subject to a 12-month lock-up period beginning on the date such shares are issued, unless waived, amended or repealed by the unanimous approval of the Airship Pubco Board.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place virtually by mutual exchange of signature pages via email or other electronic means on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as BYTS and Airship AI agree in writing.

Representations and Warranties

Representations and Warranties of Airship AI

The Merger Agreement contains representations and warranties made by Airship AI to BYTS and Merger Sub relating to a number of matters pertaining to Airship AI and its subsidiaries, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:

•        corporate organization, qualification to do business, good standing and corporate power of Airship AI;

•        due authorization to enter into the Merger Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•        governmental and regulatory consents required in connection with the execution of the Merger Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Merger Agreement or the Ancillary Agreements or consummating the transactions contemplated thereby;

•        capitalization of Airship AI;

•        subsidiaries of Airship AI;

•        matters relating to the minutes and records of Airship AI;

•        absence of required contractual consents;

•        financial statements of Airship AI;

•        internal accounting controls of Airship AI;

•        absence of any changes constituting a material adverse effect;

•        matters relating to personal property and assets of Airship AI and its subsidiaries;

•        litigation matters;

•        material contracts;

•        possession of licenses and permits required to conduct the business being conducted by Airship AI and its subsidiaries;

•        compliance with applicable law;

•        matters relating to intellectual property and information technology systems;

•        labor matters and employee relations, withholding of anticipated obligations with respect to employees and employee benefits;

•        real property owned or leased by Airship AI or its subsidiaries and the title and interest to, and condition of, such real property;

•        tax matters;

•        environmental matters;

•        broker’s and finder’s fees related to the transactions contemplated in the Merger Agreement or the Ancillary Agreements;

•        the directors and officers Airship AI and each of its subsidiaries;

•        Airship AI’s compliance with anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        insurance matters;

•        certain transactions between Airship AI and its subsidiaries and its affiliates, shareholders, or current or former directors, managers, officers and employees;

•        absence of trading or short positions in BYTS securities;

•        that Airship AI is not an “investment company” within the meaning of the Investment Company Act;

•        that neither Airship AI nor its subsidiaries is subject to the requirements of Section 12 of the Exchange Act; and

•        Airship AI’s and its subsidiaries’ top customers and suppliers.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”.

Representations and Warranties of BYTS and Merger Sub

The Merger Agreement contains representations and warranties made by BYTS and Merger Sub to Airship AI relating to a number of matters pertaining to BYTS and Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:

•        corporate organization, qualification to do business, good standing and corporate power of BYTS and Merger Sub;

•        due authorization to enter into the Merger Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•        governmental and regulatory consents required in connection with the execution of the Merger Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•        absence of conflicts with organizational documents or applicable laws as a result of entering into the Merger Agreement or consummating the transactions contemplated thereby;

•        broker’s and finder’s fees related to the transactions contemplated in the Merger Agreement;

•        matters related to the issuance of the Aggregate Merger Consideration and Earnout Shares;

•        capitalization of BYTS and Merger Sub;

•        accuracy of the information provided by BYTS and Merger Sub for inclusion in this proxy statement/prospectus;

•        balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Merger on the Trust Account;

•        the listing of BYTS’ securities on Nasdaq;

•        BYTS Board’s approval of the Proposed Transaction;

•        compliance of SEC filings with applicable laws and SEC rules and requirements;

•        certain business practices of BYTS;

•        BYTS’ compliance with anti-money laundering laws;

•        disclosures of certain transactions between BYTS or its subsidiaries and its directors, officers, employees, shareholder, warrant holders or affiliates;

•        litigation matters;

•        absence of certain indebtedness or other liabilities;

•        tax matters; and

•        that BYTS is not an “investment company” within the meaning of the Investment Company Act.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Airship AI, BYTS and Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect (“Material Adverse Effect”) means any fact, effect, event, development, change, state of facts, condition, circumstance, or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of Airship AI and its subsidiaries, on the one hand, or on BYTS and Merger Sub, on the other hand, taken as a whole; or (ii) prevents or materially delays or would reasonably be expected to prevent or materially delay the ability of Airship AI’s equityholders and Airship AI, on the one hand, or on BYTS and Merger Sub, on the other hand to consummate the Merger; provided, that, solely in the case of the foregoing clause (i), a Material Adverse Effect will not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.

An “Excluded Matter” as defined in the Merger Agreement means any one or more of the following: (a) any change in general economic or political conditions; (b) conditions generally affecting the industries in which such person or its subsidiaries operates; (c) any changes in financial, banking or securities markets in general or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation thereof; (e) the taking of any action expressly required by the Merger Agreement or any action taken by Airship AI at the written request of BYTS or any action taken by BYTS or Merger Sub at the written request of Airship AI; (f) any changes in applicable laws (including quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar law or order in connection with or response to COVID-19 (collectively “COVID-19 Measures”)) or accounting rules (including U.S. GAAP) or the interpretation thereof following the date of the Merger Agreement; (g) the announcement or completion of the transactions contemplated by the Merger Agreement; (h) any natural disaster, acts of God or epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures); or (i) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect). The exclusions provided in the foregoing clauses (a) through (d), clause (f) and clause (h) do not apply to the extent that BYTS and Merger Sub, taken as a whole, on the one hand, or Airship AI, taken as a whole, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate.

Covenants and Agreements

The parties have each made covenants relating to, among other things, the conduct of business, exclusivity and alternative transactions, access to information, notice of certain events, filing of the registration statement/proxy statement and other filings, shareholder approvals, the PIPE Financing, reasonable best efforts and further assurances, confidentiality, directors’ and officers’ indemnification and liability insurance, tax matters, extension of time to consummate a business combination and matters relating to Section 16 of the Exchange Act.

Airship AI has also made covenants relating to, among other things, compliance with laws, no insider trading, and the preparation and delivery of certain audited and unaudited financial statements.

BYTS has also made covenants relating to, among other things, BYTS public filings, Trust Account proceeds and related available equity, obligations of Merger Sub, joinders to the Parent Support Agreement, the Non-Redemption Agreements, compliance with certain agreements, the Nasdaq listing, the Equity Incentive Plan and employee matters and the surrender of the BYTS Class B Ordinary Share.

Conduct of Business by Airship AI and BYTS

Each of Airship AI and BYTS agreed that, except as expressly contemplated by the Merger Agreement or the other Ancillary Agreements or as set forth on the schedules to the Merger Agreement, from the signing of the Merger Agreement until the earlier of the Closing Date and the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), each party will conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and use its commercially reasonable efforts to preserve intact its business and assets. Without limiting the generality of the foregoing, and except as expressly contemplated by the Merger Agreement or the other Ancillary Agreements or as set forth on the schedules to the Merger Agreement, or as required by applicable law, during the Interim Period, without the other party’s prior written consent (which will not be unreasonably conditioned, withheld or delayed), neither Airship AI, BYTS, nor any of their subsidiaries, will be permitted to:

•        amend, modify or supplement its organizational or governing documents except as contemplated by the Merger Agreement, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

•        amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of Airship AI and its subsidiaries, any material contract or lease or (B) in the case of BYTS, any material contract, agreement, lease, license or other right or asset of BYTS;

•        other than in the ordinary course of business consistent with past practice, modify, amend or enter into any contract, agreement, lease, license or commitment that extends for a term of one year or more or obligates the payment by Airship AI or its subsidiaries or BYTS, as applicable, of more than $250,000 (individually or in the aggregate);

•        other than in the ordinary course of business consistent with past practice, make any capital expenditures in excess of $250,000 (individually or in the aggregate);

•        sell, lease, license or otherwise dispose of any of Airship AI’s or its subsidiaries’ or BYTS’, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business consistent with past practices;

•        solely in the case of Airship AI and its subsidiaries, (i) transfer, sell, assign, lease, license, sublicense, covenant not to assert, encumber, subject to a lien (other than a Permitted Lien (as defined in the Merger Agreement)), abandon, allow to lapse, or otherwise dispose of any right, title or interest of Airship AI or its subsidiaries in certain Airship AI-owned intellectual property (other than non-exclusive licenses of such intellectual property granted to customers, end users, or service providers granted in the ordinary course of business); (ii) disclose any trade secrets to any third party (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business that contains reasonable protections therefor); or (iii) subject any source code for any Airship AI software to any copyleft licenses;

•        (i) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (ii) pay, declare or promise to pay any other amount to any shareholder or other equityholder in its capacity as such; and (iii) except as contemplated by the Merger Agreement or by any other Ancillary Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

•        (i) make any loan, advance or capital contribution to any person; (ii) incur any indebtedness including drawings under the lines of credit, in the case of Airship AI and its subsidiaries, in excess of an aggregate principal amount of $500,000 or such lesser amount if the aggregate principal amount of such new indebtedness together with the aggregate principal amount all other indebtedness of Airship AI and its subsidiaries would exceed $1,000,000 other than (1) loans evidenced by promissory notes made to BYTS as working capital advances as described in the prospectus filed by BYTS in connection with the BYTS IPO and (2) intercompany indebtedness; or (iii) repay or satisfy any indebtedness, other than the repayment of indebtedness in accordance with the terms thereof;

•        suffer or incur any lien, except for Permitted Liens, on Airship AI’s or its subsidiaries’ or BYTS’, as applicable, assets;

•        delay, accelerate or cancel, or waive any material right with respect to, any receivables or indebtedness owed to Airship AI or its subsidiaries or write off or make reserves against the same (other than in the ordinary course of business consistent with past practice);

•        merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other person; make any material investment in any person; or be acquired by any other person;

•        terminate or allow to lapse any insurance policy protecting any of Airship AI’s and its subsidiaries’ or BYTS’, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

•        waive, release, institute, compromise, settle or agree to settle any legal proceeding or any action before any governmental authority, in each case, where such waiver, release, institution, compromise or settlement is in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

•        except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

•        except in connection with the exercise of rights under securities set forth in the disclosure schedules to the Merger Agreement, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities, amend, modify or waive any of the material terms or rights set forth in any BYTS Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than any redemption by BYTS of BYTS Class A Ordinary Shares and BYTS Units held by its Public Shareholders pursuant to the Cayman Constitutional Documents or as otherwise contemplated in the Merger Agreement or any other Ancillary Agreement;

•        (i) make, change or revoke any election in respect of material taxes; (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) settle or compromise any claim, notice, audit report or assessment in respect of material taxes; (v) enter into any tax allocation, tax sharing, tax indemnity or other closing agreement relating to any taxes; (vi) surrender or forfeit any right to claim a material tax refund, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes, or (viii) knowingly take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the intended tax treatment relating to the Domestication or the Merger;

•        enter into any transaction with or distribute or advance any material assets or property to any of its affiliates, other than the payment of salary and benefits in the ordinary course;

•        solely in the case of Airship AI and its subsidiaries, other than as required by law or by the terms of an employee benefit plan (i) increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of any employee of Airship AI or its subsidiaries or service provider of Airship AI or its subsidiaries at the level of manager or above, except for annual compensation increases not to exceed 5% in the aggregate, (ii) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of Airship AI, (iii) enter into, amend, terminate, amend the actuarial assumptions used in respect of any employee benefit plan (or any plan, program, agreement or arrangement that would be an employee benefit plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (iv) make any loan to any present or former employee or other individual service provider of Airship AI, other than advancement of expenses in the ordinary course of business consistent with past practices, (v) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization; (vi) adopt any severance or retention plan; (vii) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan; (viii) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of Airship AI’s or its subsidiaries’ directors, officers, contractors or employees; (ix) hire or engage any new employee or consultant if such new employee or consultant will receive annual base compensation in excess of $500,000; or (x) waive any restrictive covenants with respect to an employee or service provider of Airship AI or its subsidiaries;

•        fail to duly observe and conform to any applicable laws and governmental orders;

•        solely in the case of Airship AI and its subsidiaries, (i) limit the right of Airship AI or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Airship AI and its subsidiaries, taken as a whole; or

•        agree or commit to do any of the foregoing.

Proxy Solicitation

Airship AI and BYTS have agreed to, as promptly as practicable after the execution of the Merger Agreement, jointly prepare, and BYTS has agreed to file with the SEC, a mutually acceptable registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”). Airship AI and BYTS have agreed to use their reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated in the Merger Agreement.

BYTS has agreed to use its reasonable best efforts to obtain all necessary state securities laws or “blue sky” governmental authorizations required to carry out the transactions contemplated in the Merger Agreement, and Airship AI has agreed to furnish all information concerning itself and any of its equityholders as may be reasonably requested in connection with any such action.

BYTS and Airship AI have agreed to furnish to each other all information concerning itself and its officers, directors, managers and equityholders, and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by the Merger Agreement, or any other statement, filing, notice or application made by or on behalf of BYTS or its subsidiaries or Airship AI to any governmental authority or to Nasdaq, in connection with the Merger and the other transactions contemplated in the Merger Agreement.

BYTS has agreed to use its reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the extraordinary general meeting in accordance with the Companies Act and the Cayman Constitutional Documents, (ii) cause the Registration Statement to be disseminated to the BYTS shareholders in compliance with applicable law and the Merger Agreement, and (iii) solicit proxies from the holders of BYTS Ordinary Shares to vote in favor of each of the proposals set forth herein.

Airship AI Stockholder Approval

The Airship AI Board will recommend to Airship Shareholders that they vote in favor of the Merger Agreement, each Ancillary Agreement to which Airship AI is or will be a party, and the transactions contemplated thereby and other related matters, and the Airship AI Board will not withhold, withdraw, amend, modify or change, in each case in a manner adverse to BYTS, such recommendation. As promptly as practicable after the effective date of the Registration Statement, and in any event within 5 business days following such date, Airship AI will obtain and deliver to BYTS the written consent of the Airship AI shareholders holding a majority (on an as-converted basis) of the voting power of the Airship Common Stock approving the Merger Agreement and the transactions contemplated thereby (the “Airship AI Shareholder Approval”). Promptly following the receipt of the Airship AI Shareholder Approval, and in any event within 10 business days following such receipt, Airship AI will prepare and deliver to each Airship Shareholder a written notice, in form and substance required under the WBCA that sufficient shareholder consents have been executed, which notice will include a description of any dissenters’ rights and any other disclosure, information or document required by applicable law.

Airship AI Financial Information

Promptly following the date of the Merger Agreement, and in any event within 10 business days following the date of the Merger Agreement, Airship AI was required to provide BYTS with the audited financial statements of the Airship AI and its subsidiaries for the twelve month periods ended December 31, 2022 and 2021 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date, together with the auditor’s report thereon. Airship AI agreed to deliver its consolidated interim financial information for each quarterly period thereafter to BYTS no later than forty (40) calendar days following the end of each quarterly period. All of the financial statements to be delivered to BYTS will prepared under U.S. GAAP in accordance with requirements of the PCAOB for public companies. Additionally, such financial statements will be accompanied by a certificate of Airship AI’s Chief Executive Officer to the effect that all such financial statements fairly present the financial position and results of operations of Airship AI as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. Airship AI will promptly provide BYTS with additional financial information reasonably requested by BYTS for inclusion in the Registration Statement, this proxy statement/prospectus and any other filings to be made by BYTS with the SEC.

Exclusivity

The Merger Agreement includes restrictions of the parties with respect to alternative transactions. As used in the Merger Agreement, the term “Alternative Transaction” means any of the following transactions involving Airship AI or its subsidiaries or BYTS or its subsidiaries (other than the transactions contemplated by the Merger Agreement or the other Ancillary Agreements): (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of such person (other than sales of inventory in the ordinary course of business) or any capital stock or other equity interests of Airship AI, BYTS, or its subsidiaries in a single transaction or series of transactions, (C) with respect to BYTS, any other initial business combination, or (D) with respect to Airship AI and its subsidiaries, any public offering of any equity securities of Airship AI, any of its subsidiaries, or a newly formed holding company of Airship AI or such subsidiaries.

During the Interim Period, Airship AI and its subsidiaries, on the one hand, and BYTS, on the other hand, will not, and they will cause their respective representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Immediately following the execution of the Merger Agreement, Airship AI and BYTS agreed to cease and terminate any discussion or negotiations that may be ongoing with any other persons concerning any Alternative Transaction.

In the event that there is a proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to Airship AI or BYTS or any of their respective representatives (each, an “Alternative Proposal”), such party must, as promptly as practicable (and in any event within one (1) business day after receipt thereof), advise the other parties to the Merger Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the person making any such Alternative Proposal. The parties agreed to keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. However, the term “Alternative Proposal” does not include the receipt by BYTS of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to BYTS’ interest in a potential target for a business combination, provided, that BYTS must inform the person initiating such communication of the existence of the Merger Agreement.

Nasdaq Listing

During the Interim Period, BYTS will use reasonable best efforts to ensure that the BYTS Units, Public Shares and BYTS Warrants remain listed on Nasdaq. BYTS will prepare and submit to Nasdaq an application to list the Airship Pubco Common Stock and Airship Pubco Warrants and will use its reasonable best efforts to cause the listing application to have been approved by Nasdaq, to satisfy all applicable initial listing requirements of Nasdaq and to cause all shares of Airship Pubco Common Stock and Airship Pubco Warrants issuable in accordance with the Merger Agreement to be approved for listing on Nasdaq, in each case, as promptly as reasonably practicable after the date of the Merger Agreement, and in any event as of immediately prior to the Effective Time.

PIPE Financing

During the Interim Period, BYTS may enter into and consummate subscription agreements with investors to purchase BYTS Ordinary Shares in a private placement on terms mutually agreeable to BYTS and Airship AI, acting reasonably.

Non-Redemption Agreements

BYTS agreed that, on or prior to the date that is 21 business days following the later of the execution of the Merger Agreement and the date on which BYTS receives a copy of the unmodified opinion of a U.S. registered independent accounting firm stating that the Airship AI financial statements for the year ended December 31, 2022 present fairly, in all material respects, the financial position of Airship AI and its results of operations and cash flows as of and for the dates set forth in such financial statements, in conformity with U.S. GAAP, BYTS will enter into non-redemption agreements with certain investors, pursuant to which, among other things, such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger.

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired

570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Indemnification of Directors and Officers

All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of Airship AI or BYTS and persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Airship AI or BYTS, as provided in their respective organizational documents or in any indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms. Additionally, for a period of six (6) years after the Effective Time, Airship Pubco will cause the organizational documents of Airship Pubco, its subsidiaries, and Airship AI to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of the Merger Agreement in the organizational documents of BYTS and Airship AI, as applicable, to the extent permitted by applicable law.

Prior to the Closing, BYTS and Airship AI will reasonably cooperate in order to obtain directors’ and officers’ liability insurance for Airship Pubco and Airship AI that will be effective as of Closing and will cover those persons who were directors and officers of Airship AI prior to the Closing and those persons who will be the directors and officers of Airship Pubco and its subsidiaries (including Airship AI) at and after the Closing on terms not less favorable than the better of the terms of the current directors’ and officers’ liability insurance in place for Airship AI’s directors and officers and the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Airship AI.

Prior to the Effective Time, Airship AI is required to obtain and fully pay the premium for a six year prepaid “tail” directors’ and officers’ liability insurance policy covering those persons who are currently covered by Airship AI’s existing directors’ and officers’ liability insurance policies on terms and conditions substantially equivalent to the terms of such current insurance coverage.

Airship Pubco Equity Incentive Plan and Employee Matters

Prior to the effective date of the Registration Statement, BYTS will adopt the Airship Pubco Equity Incentive Plan, which is attached as Annex C hereto. BYTS and Airship AI agreed that such incentive plan will have such number of shares available for issuance equal to fifteen percent (15%) of the Airship Pubco Common Stock to be issued and outstanding immediately after the Closing and will include an “evergreen” provision that is mutually agreeable to the Airship AI and BYTS that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Airship Pubco Equity Incentive Plan as mutually determined by Airship AI and BYTS.

Further, Airship AI agreed that Airship Pubco will not file a registration statement on Form S-8 or Form S-1 (or other applicable or successor form) to register the resale by the holders thereof of the Airship Pubco Common stock issuable upon the exercise of the Converted Stock Options or Converted SARs prior to the date that is 180 days after the Closing Date.

Extension

BYTS agreed to prepare, with Airship AI’s reasonable cooperation, and file with the SEC a mutually acceptable proxy statement to seek approval of BYTS shareholders to amend the Cayman Constitutional Documents to extend the period of time BYTS has to consummate an initial business combination for an additional three months from September 25, 2023 to December 26, 2023, or such other date as the parties may agree in writing.

On September 22, 2023, BYTS held the Second Extension Meeting. At the Second Extension Meeting, BYTS shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which BYTS must complete an initial business combination, from September 25, 2023 to December 26, 2023 and to allow BYTS, without another shareholder vote, by resolution of the BYTS Board to further extend such date by three months until March 25, 2024 and (ii) remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the initial business combination. At the Second Extension Meeting, shareholders also re-elected Louis Lebedin as a Class I director of the BYTS Board. In connection with the Second Extension Meeting, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. If not satisfied, there can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Conditions to the Obligations of All Parties

The obligations of all of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or written waiver (where permissible) by all of such parties of all of the following conditions:

•        there will not be in effect any applicable law or order of or by any governmental authority restraining, prohibiting or imposing any condition on the consummation of the transactions contemplated by the Merger Agreement, including of the Merger;

•        no governmental authority will have issued an order or enacted a law having the effect of prohibiting the Merger or making the Merger illegal, which order or law is final and non-appealable;

•        Airship AI Shareholder Approval will have been obtained;

•        after giving effect to redemptions of Public Shares in connection with the Merger, BYTS will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or will otherwise be exempt from the provisions of Rule 419 promulgated under the Securities Act;

•        the approval of the Condition Precedent Proposals by BYTS’ shareholders will have been obtained (the “BYTS Shareholder Approval”);

•        the shares of Airship Pubco Common Stock to be issued in connection with the Merger will have been approved for listing on Nasdaq or another national securities exchange; and

•        the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

Conditions to the Obligations of BYTS and Merger Sub

The obligations of BYTS and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, among others, any one or more of which may be waived in writing by BYTS:

•        Airship AI will have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by Airship AI at or prior to the Closing Date;

•        the representations and warranties of Airship AI contained in the Merger Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations (as defined in the Merger Agreement), will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct at and as of such earlier date) except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of Airship AI;

•        the Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) will be true and correct in all respects at and as of the date of the Merger Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty will be true and correct at and as of such specific date), other than de minimis inaccuracies;

•        since the date of the Merger Agreement, there will not have occurred a Material Adverse Effect in respect of Airship AI that is continuing;

•        all certificates required to be delivered by Airship AI to BYTS under the Merger Agreement have been received by BYTS;

•        each of Airship AI and its shareholders, as applicable, will have executed and delivered to BYTS a copy of each Ancillary Agreement to which such person is a party; and

•        Airship AI will have delivered to BYTS resignation letters from each director of Airship AI listed on the disclosure schedules to the Merger Agreement.

Conditions to the Obligations of Airship AI

The obligation of Airship AI to consummate the Merger is subject to the satisfaction of the following additional conditions, among others, any one or more of which may be waived in writing by Airship AI:

•        BYTS and Merger Sub will each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by BYTS or Merger Sub, as applicable, at or prior to the Closing Date.

•        the representations and warranties of BYTS and Merger Sub contained in the Merger Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Parent Fundamental Representations (as defined in the Merger Agreement), will be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct at and as of such earlier date), except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of BYTS or Merger Sub;

•        the Parent Fundamental Representations will be true and correct in all respects at and as of the date of the Merger Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty will be true and correct at and as of such specific date), other than de minimis inaccuracies;

•        since the date of the Merger Agreement, there will not have occurred a Material Adverse Effect in respect of BYTS that is continuing;

•        all certificates required to be delivered by BYTS or Merger Sub to Airship AI under the Merger Agreement have been received by Airship AI;

•        the Proposed Charter will have been filed with, and declared effective by, the Secretary of State of the State of Delaware;

•        each of BYTS, the Sponsor or other shareholder of BYTS, as applicable, will have executed and delivered to Airship AI a copy of each Ancillary Agreement to which such person is a party;

•        the size and composition of the Airship Pubco Board will have been appointed as set forth in the Merger Agreement;

•        the unpaid fees, costs and expenses of outside legal counsel of BYTS as of immediately prior to the Closing will collectively not exceed $2,000,000 without the prior written consent of Airship AI, and any such excess fees incurred without Airship AI’s prior written consent will reduce the equity consideration remaining for the Sponsor such that only the Sponsor bears such excess fees, costs and expenses; and

•        the sum of (i) all amounts in the Trust Account following the payment of redemptions plus (ii) the amount of any PIPE financing, at the Closing will equal or exceed $7,000,000.

Termination; Effectiveness

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

•        by mutual written consent of Airship AI and BYTS;

•        prior to the Closing, by written notice of either BYTS or Airship AI (i) if the Closing has not occurred on or before the latest of (A) September 25, 2023, (B) if the Second Extension is approved, March 26, 2024 and (C) if a further extension to BYTS’ liquidation date is approved by BYTS shareholders, with Airship AI’s approval, to the last date for BYTS to consummate a business combination pursuant to such extensions (the “Outside Closing Date”), and (ii) the material breach of the party seeking termination was not the cause of, or did not result in, the failure of the Closing to occur before the Outside Closing Date;

•        by Airship AI or BYTS if any governmental order or law has become final and nonappealable which has the effect of making the consummation of the Merger illegal or otherwise prohibiting the Merger;

•        by Airship AI, if BYTS, or by BYTS, if Airship AI, at any time prior to the Closing, has breached any of its covenants, agreements, representations and warranties except that, if such breach is curable by BYTS or Airship AI, as applicable, through the exercise of such party’s reasonable best efforts, then, for a period of up to 30 days after receipt of a notice from Airship AI or BYTS, as applicable, of such breach, such termination will not be effective, and such termination will become effective only if it is not cured within a certain period of time; or

•        by Airship AI in the event that BYTS has not entered into the Non-Redemption Agreements prior to the Non-Redemption Agreement End Date (as defined in the Merger Agreement).

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and be of no further force or effect, without any liability on the part of any party thereto or its respective shareholders, directors, officers, employees, affiliates, agents, consultants or representatives, other than liability of Airship AI, BYTS or Merger Sub, as the case may be, for any willful and material breach of its covenants and agreements under the Merger Agreement or common law fraud, occurring prior to such termination. Certain provisions of the Merger Agreement as set forth in the Merger Agreement and the terms of the Confidentiality Agreement will survive any termination of the Merger Agreement.

Amendments; Waivers

The Merger Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision of the Merger Agreement can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver will apply only in the particular instance in which such waiver has been given.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, Airship Pubco will, upon the consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of Airship AI and BYTS.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the below related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Parent Support Agreement

In connection with the execution of the Merger Agreement, BYTS, the Sponsor and Airship AI entered into the Parent Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. Pursuant to the Parent Support Agreement, the Sponsor agreed to, among other things, (i) vote all of its shares in favor of the various proposals related to the Business Combination and the Merger Agreement and any other matters necessary or reasonably requested by BYTS for consummation of the Business Combination, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by BYTS (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or board of directors of BYTS (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of BYTS, Merger Sub or the Sponsor under the Merger Agreement or the Parent Support Agreement, and (vi) vote in favor of any proposal to extend the period of time BYTS is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Parent Support Agreement.

The Sponsor has also agreed (a) to forfeit 1,000,000 BYTS Class A Ordinary Shares owned by the Sponsor on the Closing Date and (b) to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing. The Parent Support Agreement also provides that the Sponsor Shares will be subject to a lock-up for a period of 180 days following the Closing.

In addition, the Sponsor has agreed to be bound by exclusivity and publicity sections of the Merger Agreement.

Company Support Agreement

In connection with the execution of the Merger Agreement, BYTS, Airship AI and certain shareholders of Airship AI (the “Company Supporting Shareholders”) entered into the Company Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E. Pursuant to the Company Support Agreement, the Company Supporting Shareholders agreed to, among other things, (i) vote to adopt and approve, or to execute a written consent with respect to the approval, within five business days following the date of the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, or combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Airship AI (other than the Merger Agreement and the transactions relating to the Merger), (iv) vote against any change in the business (to the extent in violation of the Merger Agreement), management or board of directors of Airship AI (other than in connection with the Merger), and (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of Airship AI or the Company Supporting Shareholders under the Merger Agreement or the Company Support Agreement, in each case, subject to the terms and conditions of the Company Support Agreement.

In addition, the Company Supporting Shareholders agreed to be bound by exclusivity and publicity sections of the Merger Agreement.

A&R Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Airship Pubco, the Sponsor, certain former stockholders of Airship AI (collectively, the “Registration Rights Holders”), will enter into the A&R Registration Rights Agreement, a copy of which is attached to this proxy statement/prospectus as Annex D. Pursuant to the A&R Registration Rights Agreement, Airship Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Airship Pubco Common Stock and other equity securities of Airship Pubco that are held by the Registration Rights

Holders thereto from time to time. Pursuant to the A&R Registration Rights Agreement, the Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Airship Pubco Common Stock held by such parties following the consummation of the Merger.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by BYTS, the Sponsor and the other parties thereto in connection with BYTS’ IPO. The A&R Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such Registration Rights Holder no longer holds any Registrable Securities (as defined therein).

We estimate that an aggregate of 25,510,928 shares of Airship Pubco Common Stock and 515,000 Airship Pubco Warrants will be subject to registration rights immediately following Closing.

Non-Redemption Agreement

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Earnout Escrow Agreement

The Merger Agreement contemplates that an escrow agreement in form and substance as reasonably agreed upon by BYTS and Airship AI (the “Earnout Escrow Agreement”) will be entered into, effective as of the Closing.

The Earnout Escrow Agreement will provide, among other things, that the Earnout Shares will be placed in escrow pursuant to the Earnout Escrow Agreement and will not be released from escrow until they are earned as a result of the occurrence of, as applicable, the First Operating Performance Milestone, the Second Operating Performance Milestone, the First Share Price Performance Milestone, and/or the Second Share Price Performance Milestone.

Expected Accounting Treatment of the Business Combination Proposal

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of BYTS as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of BYTS immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, BYTS will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Airship AI issuing stock for the net assets of BYTS, accompanied by a recapitalization. The net assets of BYTS will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

Neither BYTS nor Airship AI are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Merger Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal even if all other outstanding shares are voted against such proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that BYTS’ entry into the Merger Agreement, dated as of June 27, 2023 (as amended on September 22, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among BYTS, BYTE Merger Sub, Inc., a Washington corporation and a direct, wholly-owned subsidiary of BYTS (“Merger Sub”), and Airship AI Holdings, Inc., a Washington company (“Airship AI”), (a copy of which is attached to the proxy statement/prospectus as Annex A), pursuant to which, among other things, following the Domestication of BYTS to the State of Delaware as described below, the merger of Merger Sub with and into Airship AI (the “Merger”), with Airship AI surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, and in accordance with the Washington Business Corporation Act, as amended, to be approved, ratified and confirmed in all respects.”

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The BYTS Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of BYTS’ shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion.

The Domestication Proposal

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then BYTS is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

As a condition to Closing the Merger, the BYTS Board has unanimously approved a change of BYTS’ jurisdiction of incorporation by de-registering as an exempted company from the Register of Companies in the Cayman Islands (the “Cayman Registrar”) by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL, and Part XII of the Companies Act. To effect the Domestication, BYTS will (i) file a notice of de-registration with the Cayman Registrar, together with the necessary accompanying documents, (ii) file a certificate of corporate domestication (the “Certificate of Domestication”) with the Secretary of State of the State of Delaware, together with the Proposed Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, and (iii) obtain a certificate of de-registration from the Cayman Registrar, pursuant to which BYTS will be domesticated and continue as a Delaware corporation. In connection with the Domestication and simultaneously with the Proposed Transaction, the corporate name of BYTS will change to “Airship AI Holdings, Inc.”

In accordance with applicable law, the Certificate of Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder, (i) each then issued and outstanding BYTS Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of the Airship Pubco Common Stock; (ii) each then issued and outstanding BYTS Warrant will become exercisable for one share of Airship Pubco Common Stock having the same terms and subject to the same conditions of such BYTS Warrant; and (iii) each then issued and outstanding BYTS Unit will separate and convert automatically into one share of Airship Pubco Common Stock and one-half of one Airship Pubco Warrant.

The Domestication Proposal, if approved, will approve a change of BYTS’ jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while BYTS is currently governed by the Companies Act, upon the Domestication, Airship Pubco will be governed by the DGCL. BYTS encourages shareholders to carefully consult the information in “Comparison of Corporate Governance and Shareholder Rights”.

Reasons for the Domestication

The BYTS Board believes that it would be in the best interests of BYTS, simultaneously with the completion of the Proposed Transaction, to effect the Domestication. Further, the BYTS Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because Airship Pubco will operate within the United States following the Proposed Transaction, it was the view of the BYTS Board that Airship Pubco should be structured as a corporation organized in the United States.

The BYTS Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of BYTS and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Airship Pubco’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. BYTS believes such clarity would be advantageous to Airship Pubco, the Airship Pubco Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Airship Pubco’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Airship Pubco’s incorporation in Delaware may make Airship Pubco more attractive to future candidates for the Airship Pubco Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, BYTS has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The BYTS Board therefore believes that providing the benefits afforded directors by Delaware law will enable Airship Pubco to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for BYTS’ stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, BYTS believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, BYTS believes that the corporate environment afforded by Delaware will enable Airship Pubco to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for the Name Change

The BYTS Board believes that it would be in the best interests of BYTS to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “Airship AI Holdings, Inc.” in order to more accurately reflect the business purpose and activities of Airship Pubco.

Regulatory Approvals; Third-Party Consents

BYTS is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Merger, it will not occur unless the Merger can be completed, which will require the approvals as described under “The Business Combination Proposal”. BYTS must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon BYTS and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Charter and Proposed Bylaws

Commencing with the effective time of the Domestication, which will be the effective time of the Business Combination, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in Airship Pubco.

A chart comparing your rights as a holder of BYTS Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of the shares of Airship Pubco Common Stock can be found in “Comparison of Corporate Governance and Shareholder Rights”.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of BYTS. There will be no accounting effect or change in the carrying amount of the assets and liabilities of BYTS as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of BYTS immediately following the Domestication will be the same as those immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of BYTS Class B Ordinary Shares, being the affirmative vote of the holder of the sole BYTS Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by the holder of the sole BYTS Class B Ordinary Share. As of the date of this proxy statement/prospectus, the Sponsor owns the sole outstanding BYTS Class B Ordinary Share. Accordingly, the Insiders will be able to approve the Domestication Proposal even if all other outstanding shares are voted against such proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution of the holders of Class B Ordinary Shares, voting as a separate class, that BYTS be de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Article 49 of the Amended and Restated Articles of Association of BYTS (as amended), Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Domestication”) and conditional upon, and with effect from, the effective time of the Domestication, and the name of Airship Pubco be changed to “Airship AI Holdings, Inc.”

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

The Stock Issuance Proposal

Overview

Assuming the Business Combination Proposal, the Domestication Proposal and the other Condition Precedent Proposals are approved, BYTS’ shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why BYTS Needs Shareholder Approval

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.

The aggregate shares of Airship Pubco Common Stock that Airship Pubco will and potentially will issue in connection with the Proposed Transaction will exceed 20% of both the voting power and the shares of Airship Pubco Common Stock outstanding before such issuance and may result in a change of control under the applicable Nasdaq Listing Rules. Accordingly, BYTS is seeking the approval of BYTS shareholders for the issuance of shares of Airship Pubco Common Stock in connection with the Proposed Transaction.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Stock Issuance Proposal even if all other outstanding shares are voted against such proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of Airship Pubco Common Stock to Airship AI equityholders pursuant to the Merger Agreement, and any other persons pursuant to subscription, purchase or similar agreements BYTS may enter into prior to Closing be approved in all respects.”

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

The Organizational Documents Proposal

If the Domestication Proposal is approved and the Business Combination is consummated, BYTS will replace the Cayman Constitutional Documents, under the Companies Act, with the Proposed Charter and the Proposed Bylaws of Airship Pubco and change the name of BYTS to “Airship AI Holdings, Inc.”, in each case, pursuant to the DGCL.

BYTS’s shareholders are asked to consider and vote upon and to adopt the Proposed Organizational Documents in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares.

Reasons for the Amendments

The BYTS Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B-1, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex B-2:

•        To change the corporate name from “BYTE Acquisition Corp.” to “Airship AI Holdings, Inc.”;

•        To change the total number of shares of our capital stock from (a) 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of BYTS to (b) 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share, of Airship Pubco; and

•        To authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Charter and the Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals 5A through 5F.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Organizational Documents Proposal even if all other outstanding shares are voted against such proposal.

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion.

The Advisory Organizational Documents Proposals

Overview

BYTS’s shareholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Organizational Documents, which are separately being presented in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by the Companies Act or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, BYTS is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory in nature, and are not binding on BYTS or the BYTS Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the advisory charter proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on this proposal, BYTS intends that the Proposed Organizational Documents will take effect at the Closing (assuming approval of the Organizational Documents Proposal).

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of BYTS, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B-1, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, BYTS encourages shareholders to carefully consult the information set out under the section entitled “Comparison of Corporate Governance and Shareholder Rights”.

Advisory Organizational Documents Proposal	Description of Change
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The Cayman Constitutional Documents authorize 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 BYTS preference shares. See paragraph 4 of the Cayman Constitutional Documents.

The Proposed Organizational Documents authorize 205,000,000 shares, consisting of 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of Airship Pubco preferred stock. See Article IV of the Proposed Charter.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. See Article XII of the Proposed Charter.

Required Vote to Amend Charter (Advisory Organizational Documents Proposal 5C)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the BYTS Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting. See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents adopt provisions providing the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind all or any portion of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter. See Article XIV of the Proposed Charter.

Advisory Organizational Documents Proposal	Description of Change
Removal of Directors (Advisory Organizational Documents Proposal 5D)

The Cayman Constitutional Documents provide that prior to the closing of an initial business combination, holders of BYTS Class B Ordinary Shares may remove any director by an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of BYTS Class B Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting, and that after the closing of an initial business combination, the holders of BYTS Ordinary Shares may by ordinary resolution remove any director. See Article 31 of the Cayman Constitutional Documents.

The Proposed Organizational Documents adopt provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class. See Article VII of the Proposed Charter.

Stockholder Action by Written Consent (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents permit shareholders to approve matters by written resolution (including a special resolution) of the shareholders entitled to receive notice of and to attend and vote at general meetings. See Article 23.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting. See Article VIII of the Proposed Charter.

Additional Changes (Advisory Organizational Documents Proposal 5F)

The Cayman Constitutional Documents include provisions related to BYTS’s status as a blank check company prior to the consummation of an initial business combination. See Article 51 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include such provisions related to BYTS’s status as a blank check company, which will no longer apply upon consummation of the Merger, as BYTS will cease to be a blank check company at such time.

Advisory Organizational Documents Proposal 5A — Authorized Shares

BYTS’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize the change in the authorized capital stock of BYTS from (a) 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of BYTS to (b) 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of preferred stock.

As of the date of this proxy statement/prospectus, there are (a) 10,959,906 BYTS Class A Ordinary Shares issued and outstanding, (b) 1 BYTS Class B Ordinary Share issued and outstanding and (c) no BYTS preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (i) 16,184,626 Public Warrants and (ii) 515,000 Private Placement Warrants, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, each whole BYTS Warrant will be exercisable after giving effect to the Merger for one share of Airship Pubco Common Stock at an exercise price of $11.50 per share. BYTS Warrants will become exercisable 30 days after the Closing.

Pursuant to the Merger Agreement, (i) the holders of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs immediately prior to the Closing will receive aggregate consideration of $225.0 million in the form of shares of Airship Pubco Common Stock (at a deemed value of $10.00 per share) in exchange for their outstanding equity interests and the holders of other Airship Warrants will receive Converted Warrants in exchange for such warrants, (ii) that the Airship Earnout Holders have the contingent right to receive up to 5.0 million Earnout Shares, and (iii) Airship Pubco will assume all obligations of Airship AI with respect to the Converted Stock Options, Converted Warrants and Converted SARs, and will issue or, as applicable, reserve for issuance in respect of shares underlying the Converted Stock Options, Converted Warrants and Converted SARs.

In order to ensure that Airship Pubco has sufficient authorized capital for future issuances, the BYTS Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of Airship Pubco change the authorized capital stock of BYTS from (a) 200,000,000 BYTS Class A Ordinary Shares, 20,000,000 BYTS Class B Ordinary Shares and 1,000,000 BYTS preference shares to (b) 200,000,000 shares of Airship Pubco Common Stock and 5,000,000 shares of preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Airship Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for Amendment

The principal purpose of this proposal is to provide for an authorized capital structure of Airship Pubco that will enable it to continue as an operating company governed by the DGCL. The BYTS Board believes that it is important for BYTS to have available for issuance a number of authorized shares of Airship Pubco Common Stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized capital stock of BYTS be changed from 200,000,000 BYTS Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 BYTS Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to 200,000,000 shares of Airship Pubco Common Stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, as described in Advisory Organizational Documents Proposal 5A.”

Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision

BYTS’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act.

The Proposed Organizational Documents stipulate that, unless Airship Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof will, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of Airship Pubco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Airship Pubco to Airship Pubco or Airship Pubco’s stockholders, (iii) any action, suit or proceeding against Airship Pubco or any current or former director, officer or other employee of Airship Pubco arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (vi) any action, suit or proceeding asserting a claim against Airship Pubco or any current or former director, officer or other employee of Airship Pubco governed by the internal affairs doctrine or otherwise related to Airship Pubco’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The Proposed Charter further provides that unless Airship Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Airship Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for Amendment

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist Airship Pubco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The BYTS Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, Airship Pubco will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The BYTS Board further believes that providing that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make Airship Pubco’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that (a) Delaware be adopted as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States be adopted as the exclusive forum for asserting a cause under the Securities Act of 1933, as amended, as described in Advisory Organizational Documents Proposal 5B.”

Advisory Organizational Documents Proposal 5C — Required Vote to Amend Charter

BYTS’s shareholders are being asked to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter.

The above is qualified by a provision that so long as any shares of Airship Pubco Common Stock remain outstanding, Airship Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Airship Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Airship Pubco Common Stock so as to affect them adversely.

Reasons for Amendment

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the BYTS Ordinary Shares who, being present in person or by proxy and entitled to vote at a general meeting, vote at a general meeting. The Proposed Organizational Documents require the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter. The amendments are intended to protect certain key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of Airship Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter; provided that, so long as any shares of Airship Pubco Common Stock remain outstanding, Airship Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Airship Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Airship Pubco Common Stock so as to affect them adversely as described in Advisory Organizational Documents Proposal 5C, be approved.”

Advisory Organizational Documents Proposal 5D — Removal of Directors

BYTS’s shareholders are being asked to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Airship Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for Amendment

The Cayman Constitutional Documents provide that before a business combination, holders of BYTS Class B Ordinary Shares may remove any director by an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of BYTS Class B Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting, and that after a business combination, BYTS shareholders may by an ordinary resolution remove any director. The Proposed Organizational Documents permit the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The BYTS Board believes that such a standard will (a) increase board continuity and the likelihood that experienced board members with familiarity of Airship Pubco’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Airship Pubco Board.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, as described in Advisory Organizational Documents Proposal 5D, be approved.”

Advisory Organizational Documents Proposal 5E — Stockholder Action by Written Consent

BYTS’s shareholders are being asked to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Airship Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for Amendment

Under the Proposed Organizational Documents, for so long as Airship Pubco qualifies as a “controlled company” within the meaning of Nasdaq listing standards, any stockholder action may, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares entitled to vote thereon were present. From and after the date Airship Pubco ceases to qualify as a controlled company, any stockholder action must be effected at a duly called annual or special meeting of the stockholders (and may not be taken by consent of the stockholders in lieu of a meeting). The BYTS Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

The elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the Airship Pubco Board only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which BYTS is aware to obtain control of Airship Pubco, and BYTS and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the BYTS Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of Airship Pubco. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with Airship Pubco Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions requiring or permitting stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting, as described in Advisory Organizational Documents Proposal 5E, be approved.”

Advisory Organizational Documents Proposal 5F — Additional Changes

BYTS’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making Airship Pubco’s corporate existence perpetual, and (b) removing certain provisions related to BYTS’s status as a blank check company that will no longer be applicable upon Closing, all of which the BYTS Board believes is necessary to adequately address the needs of Airship Pubco after the Business Combination.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of BYTS’s operations should BYTS not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the Closing, Airship Pubco will not be a blank check company.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Airship Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for Amendment

The BYTS Board believes that making corporate existence perpetual is desirable to reflect the Business Combination with Airship AI and to clearly identify Airship Pubco as the publicly traded entity. Perpetual existence is the usual period of existence for public corporations, and the BYTS Board believes it is the most appropriate period for Airship Pubco following the Closing.

The elimination of certain provisions related to BYTS’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve Airship Pubco and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. In addition, certain other provisions in the Cayman Constitutional Documents require that proceeds from the IPO be held in the Trust Account until a business combination or liquidation of BYTS has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Implementation of the provisions of the Proposed Organizational Documents will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in these Advisory Organizational Documents Proposals, there are other differences between the Cayman Constitutional Documents and the Proposed Organizational Documents (arising from, among other things, differences between the Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if BYTS shareholders approve the Organizational Documents Proposal.

Resolution to be Voted Upon

The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that certain additional changes, including, among other things, (i) making Airship Pubco’s corporate existence perpetual and (ii) removing certain provisions related to BYTS’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the BYTS Board believes is necessary to adequately address the needs of Airship Pubco after the Business Combination, as described in Advisory Organizational Documents Proposal 5F, be approved.”

Vote Required for Approval

The approval of the Advisory Organizational Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Advisory Organizational Documents Proposals even if all other outstanding shares are voted against such proposal.

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of BYTS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BYTS’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

The Airship Pubco Equity Incentive Plan Proposal

Assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved, BYTS is asking its shareholders to approve by ordinary resolution the Airship AI Holdings, Inc. 2023 Equity Incentive Plan and the material terms thereunder. The BYTS Board intends to approve the Airship Pubco Equity Incentive Plan, prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The Airship Pubco Equity Incentive Plan will become effective on the date immediately prior to the Closing, subject to the approval of the BYTS Board and the approval from the BYTS shareholders within 12 months following the date the BYTS Board approved the Airship Pubco Equity Incentive Plan.

The Airship Pubco Equity Incentive Plan is described in more detail below. A copy of the Airship Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C.

The Airship Pubco Equity Incentive Plan

The principal purpose of the Airship Pubco Equity Incentive Plan is to attract, retain and motivate selected officers, employees, directors, consultants and advisers by providing these individuals with equity ownership opportunities and/or equity-linked compensation opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of officers, employees, directors, consultants and advisers with those of shareholders by giving officers, employees, directors, consultants and advisers the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The BYTS Board believes that equity awards are necessary for Airship Pubco to remain competitive in its industry and are essential to recruiting and retaining highly qualified officers, employees, directors, consultants and other service providers.

Summary of the Airship Pubco Equity Incentive Plan

This section summarizes certain principal features of the Airship Pubco Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Airship Pubco Equity Incentive Plan.

The Airship Pubco Equity Incentive Plan is a comprehensive incentive compensation plan under which Airship Pubco can grant equity-based and other incentive awards to its officers, employees, directors, consultants and advisers. The purpose of the Airship Pubco Equity Incentive Plan is to help Airship Pubco attract, motivate and retain such persons with awards under the Airship Pubco Equity Incentive Plan and thereby enhance shareholder value.

Administration.    The Airship Pubco Equity Incentive Plan is administered by the Airship Pubco Board, and upon consummation of the Business Combination will be administered by the compensation committee of the Airship Pubco Board, which shall consist of three members of the Airship Pubco Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the Airship Pubco Equity Incentive Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the Airship Pubco Equity Incentive Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the Airship Pubco Equity Incentive Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the Airship Pubco Equity Incentive Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards.    The Airship Pubco Equity Incentive Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Airship Pubco or its affiliates. The aggregate number of shares of common stock initially reserved and available for grant and issuance under the Airship Pubco Equity Incentive Plan is 4,000,000 shares. Such aggregate number of shares of stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to 2.0% of the total number of shares of common stock outstanding on December 31 of the preceding year; provided, however, that the Airship Pubco Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of common stock. No more than 4,000,000 shares of Airship Pubco Common Stock in the aggregate may be issued under the Airship Pubco Equity Incentive Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the Airship Pubco Equity Incentive Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Airship Pubco Equity Incentive Plan expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Airship Pubco Equity Incentive Plan, other than any shares tendered or withheld in order to exercise or satisfy withholding obligation in respect of any award. The Airship Pubco Equity Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Airship Pubco Board.

Following the Closing, it is expected that all of our employees, consultants, advisors and service providers and all of our non-executive officer directors will be eligible to participate in the Airship Pubco Equity Incentive Plan. Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the Airship Pubco Equity Incentive Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Non-Employee Director Compensation Limit.    The Airship Pubco Equity Incentive Plan provides for a limit on non-employee director compensation. The maximum number of shares of stock that may be subject to an award granted under the Airship Pubco Equity Incentive Plan during any single fiscal year to any non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the board), shall not exceed $250,000 in total value (calculating the value of any such award based on the fair market value on the date of grant of such award for financial reporting purposes).

Stock Options.    The Airship Pubco Equity Incentive Plan provides for the grant of either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our company or a parent or subsidiary of our company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Stock Appreciation Rights.    A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the Airship Pubco Equity Incentive Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards.    Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards.    A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the Airship Pubco Equity Incentive Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional shares of common stock, or is to be entitled to choose among such alternatives.

Restricted Stock Awards.    A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such instalments or otherwise, as the compensation committee or the board of directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the board of directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.

Restricted Stock Unit Awards.    A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of a share of common stock, or one share of common stock, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the company and shall not entitle the holder to voting rights, dividends or any other rights associated with ownership of shares prior to the time the holder shall receive a distribution of shares.

Unrestricted Stock Awards.    An unrestricted stock award is a grant or sale of shares of common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the company or an affiliate or for other valid consideration.

Adjustment to Shares.    Subject to any required action by shareholders of the company, the number of shares of common stock covered by each outstanding award shall be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, including, but not limited to, a stock split, reverse stock split, recapitalization, continuation or reclassification, or the payment of a stock dividend (but only on the stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the company.

Change-in-Control Provisions.    The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Transferability.    No award may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a holder except by will or by the laws of descent and distribution, or by gift to any immediate family member of the holder, subject to compliance with applicable laws.

Amendment and Termination.    The compensation committee may adopt, amend and rescind rules relating to the administration of the Airship Pubco Equity Incentive Plan, and amend, suspend or terminate the Airship Pubco Equity Incentive Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the Airship Pubco Equity Incentive Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. In addition, no amendment that results (directly or indirectly ) in the reduction of the exercise price of an option or SAR or that otherwise requires shareholder approval under applicable law will be made without shareholder approval.

Certain U.S. Federal Income Tax Consequences of the Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to Airship Pubco (to the extent it is subject to U.S. federal income taxation on its net income) and to participants in the Airship Pubco Equity Incentive Plan who are individual citizens or residents of the United States for federal income tax purposes (“U.S. Participants”) of stock options which are ISOs, or stock options which are NQSOs, unrestricted stock, restricted stock, restricted stock units, performance stock, performance units, SARs, and dividend equivalent rights. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, U.S. Participants subject to Section 16(b) of the Exchange Act or the exercise of a stock option with previously-acquired shares of common stock. This summary assumes that U.S. Participants will hold their shares of common stock as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address the foreign, state or local or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Airship Pubco Equity Incentive Plan, or shares of common stock issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the Airship Pubco Equity Incentive Plan or shares of common stock issued thereunder pursuant to the Airship Pubco Equity Incentive Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of a NQSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of a NQSO, the U.S. Participant generally recognizes ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of common stock acquired on the date of exercise over the exercise price thereof, and Airship Pubco generally will be entitled to a deduction for such amount at that time. If the U.S. Participant later sells shares of common stock acquired pursuant to the exercise of a NQSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the shares of common stock were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not recognize taxable income upon the grant or, except for purposes of the U.S. alternative minimum tax (“AMT”), the exercise of an ISO. For purposes of the AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the shares of common stock subject to the ISO over the exercise price is a preference item for AMT purposes. If the U.S. Participant disposes of the shares of common stock acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares of common stock to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and Airship Pubco will not be entitled to a deduction. However, if the U.S. Participant disposes of such shares of common stock prior to the end of either of the required holding periods, the U.S. Participant will have ordinary compensation income equal to the excess (if any) of the fair market value of such shares on the date of exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares, and Airship Pubco generally will be entitled to deduct such amount.

A U.S. Participant generally does not recognize income upon the grant of a SAR. The U.S. Participant recognizes ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and Airship Pubco generally will be entitled to a deduction for such amount.

A U.S. Participant generally does not recognize income on the receipt of a performance stock award, performance unit award, restricted stock unit award, unrestricted stock award or dividend equivalent rights award until a cash payment or a distribution of shares of common stock is received thereunder. At such time, the U.S. Participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares of common stock or the amount of cash received over any amount paid therefor, and Airship Pubco generally will be entitled to deduct such amount at such time.

A U.S. Participant who receives a restricted stock award generally recognizes ordinary compensation income equal to the excess, if any, of the fair market value of such shares of common stock at the time the restriction lapses over any amount paid for the shares of common stock. Alternatively, the U.S. Participant may make an election under Section 83(b) of the Code to be taxed on the fair market value of such shares of common stock at the time of grant. Airship Pubco generally will be entitled to a deduction at the same time and in the same amount as the income that is required to be included by the U.S. Participant.

Interests of Certain Persons in this Proposal

BYTS’ directors and executive officers may be considered to have an interest in the approval of the Airship Pubco Equity Incentive Plan because they may in the future receive awards under the Airship Pubco Equity Incentive Plan. Nevertheless, the BYTS Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors, consultants and other service providers by adopting the Airship Pubco Equity Incentive Plan.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Airship AI Holdings, Inc. 2023 Equity Incentive Plan (a copy of which is attached to this proxy statement/prospectus as Annex C) and any form award agreements thereunder, be approved and adopted in all respects.”

Vote Required for Approval

The approval of the Airship Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Airship Pubco Equity Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Airship Pubco Equity Incentive Plan Proposal will have no effect, even if approved by holders of BYTS Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Airship Pubco Equity Incentive Plan Proposal even if all other outstanding shares are voted against such proposal.

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT THE BYTS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AIRSHIP PUBCO EQUITY INCENTIVE PLAN PROPOSAL.

The Adjournment Proposal

The Adjournment Proposal allows the BYTS Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, BYTS and their members and shareholders, respectively, to make purchases of BYTS Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination”.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BYTS Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Adjournment Proposal is not conditioned upon any other proposal. The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares. Accordingly, the Insiders will be able to approve the Adjournment Proposal even if all other outstanding shares are voted against such proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the BYTS Board

THE BYTS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of BYTS’ directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of BYTS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination” for a further discussion.

MATERIAL U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of BYTS Class A Ordinary Shares and BYTS Warrants (each, a “BYTS Security”) of the Domestication, (b) for Holders of BYTS Class A Ordinary Shares that exercise their Redemption Rights in connection with the Business Combination, (c) of the Merger to U.S. Holders of Airship Common Stock and Airship Warrants (the “Airship securities”) and (d) for Holders of the ownership and disposition of Airship Pubco Common Stock and Airship Pubco Warrants (each, a “Airship Pubco Security”). With respect to the ownership and disposition of Airship Pubco Securities, this discussion is limited to (x) Airship Pubco Securities received in connection with the Domestication and (y) Airship Pubco Common Stock received upon the exercise of the Airship Pubco Warrants. This section applies only to Holders that hold their BYTS Securities, Airship securities and Airship Pubco Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor or its affiliates or any other sponsor, officers or directors of BYTS, or (ii) to any person holding Founder Shares or Private Placement Units. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the BYTS Securities, Airship securities or Airship Pubco Securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S corporations), or persons that hold or will hold the BYTS Securities, Airship securities or Airship Pubco Securities through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of BYTS’s shares, Airship stock or Airship Pubco’s stock;

•        persons that acquired their BYTS Securities, Airship securities or Airship Pubco Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold their BYTS Securities, Airship securities or Airship Pubco Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds BYTS Securities, Airship securities or Airship Pubco Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any BYTS Securities, Airship securities or Airship Pubco Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication, the exercise of Redemption Rights with respect to BYTS Class A Ordinary Shares, the Merger and the ownership and disposition of Airship Pubco Securities.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. BYTS has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO BYTS CLASS A ORDINARY SHARES AND THE OWNERSHIP, THE MERGER AND OWNERSHIP AND DISPOSITION OF AIRSHIP PUBCO SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO BYTS CLASS A ORDINARY SHARES, THE MERGER AND THE OWNERSHIP AND DISPOSITION OF AIRSHIP PUBCO SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because the components of a BYTS Unit are generally separable at the option of the holder, the holder of a BYTS Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying BYTS Class A Ordinary Share and BYTS Warrant components of the BYTS Unit, and the discussion below with respect to actual Holders of BYTS Class A Ordinary Shares and BYTS Warrants also should apply to holders of BYTS Units (as the deemed owners of the underlying BYTS Class A Ordinary Shares and BYTS Warrants that constitute the BYTS Units). Accordingly, the separation of a BYTS Unit into one BYTS Class A Ordinary Share and the one-half of one BYTS Warrant underlying the BYTS Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of BYTS Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Domestication and the Business Combination (including the exercise of any Redemption Rights) with respect to any BYTS Class A Ordinary Shares and BYTS Warrants held through BYTS Units (including alternative characterizations of BYTS Units).

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of a BYTS Security who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

Tax Treatment of the Domestication

The U.S. federal income tax consequences to the Holders of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, BYTS will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, in connection with the Closing, will change its name to “Airship AI Holdings, Inc.” Whether the Domestication will qualify as such a reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) to an entity that holds only investment-type assets.

White & Case LLP has delivered an opinion that the Domestication should qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected. An opinion of counsel is not binding on the IRS or any court. BYTS has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder of BYTS Securities is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such U.S. Holder.

Based on the expected treatment of the Domestication as an F Reorganization, the Domestication should be treated for U.S. federal income tax purposes as if BYTS (i) transferred all of its assets and liabilities to Airship Pubco in exchange for all of the outstanding Airship Pubco Common Stock and Airship Pubco Warrants; and (ii) then distributed the Airship Pubco Common Stock and Airship Pubco Warrants to the holders of securities of BYTS in liquidation of BYTS. The taxable year of BYTS will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, a Holder of BYTS Securities generally would be treated for U.S. federal income tax purposes as having exchanged its BYTS Securities for Airship Pubco Securities in a taxable transaction.

Tax Effects of the Domestication to U.S. Holders

Generally

Based on the expected treatment of the Domestication as an F Reorganization, U.S. Holders of BYTS Securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the sections entitled “— Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares” and “— PFIC Considerations”.

Subject to the discussion below under the section entitled “— PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of BYTS Securities generally would recognize gain or loss with respect to its BYTS Securities in an amount equal to the difference, if any, between the fair market value of the corresponding Airship Pubco Common Stock and Airship Pubco Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its BYTS Securities surrendered.

Because the Domestication will occur immediately prior to the Redemptions of U.S. Holders that exercise Redemption Rights with respect to BYTS Class A Ordinary Shares, U.S. Holders exercising Redemption Rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. All U.S. Holders considering exercising Redemption Rights with respect to BYTS Class A Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “— PFIC Considerations”: (i) the tax basis of a share of Airship Pubco Common Stock or Airship Pubco Warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the BYTS Class A Ordinary Share or BYTS Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Airship Pubco Common Stock or an Airship Pubco Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the BYTS Class A Ordinary Share or BYTS Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in the Airship Pubco Common Stock and Airship Pubco Warrants would be equal to the fair market value of such Airship Pubco Common Stock and Airship Pubco Warrants on the date of the Domestication, and such U.S. Holder’s holding period for the such Airship Pubco Common Stock and Airship Pubco Warrants would begin on the day following the date of the Domestication. Shareholders who hold different blocks of BYTS Securities (generally, shares of BYTS Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of BYTS Securities.

Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “— PFIC Considerations,” Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the fact that these tests are generally applied based on the relevant facts at the time of the completion of the Domestication, White & Case LLP is unable to opine on the application of Section 367(b) of the Code to a U.S. Holder on the receipt of Airship PubCo Common Stock in exchange for BYTS Class A Ordinary Shares in the Domestication.

Because the Domestication will occur immediately prior to the redemptions of U.S. Holders that exercise Redemption Rights with respect to BYTS Class A Ordinary Shares, U.S. Holders exercising Redemption Rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

U.S. Holders Whose BYTS Class A Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own 10 Percent or More (By Vote or Value) of BYTS Stock

Subject to the discussion below under the section entitled “— PFIC Considerations,” a U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication and who is a 10% U.S. Shareholder must include in income as a dividend deemed paid by BYTS the “all earnings and profits amount” attributable to the BYTS Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of BYTS Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its BYTS Class A Ordinary Shares is the net positive earnings and profits of BYTS (as determined under Treasury Regulations under Section 367) attributable to such BYTS Class A Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such BYTS Class A Ordinary Shares. Treasury Regulations under Section 367 provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock

(as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

BYTS does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If BYTS’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its BYTS Class A Ordinary Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of BYTS’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by BYTS under Treasury Regulations under Section 367 of the Code as a result of the Domestication.

U.S. Holders Whose BYTS Class A Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10% (By Vote or Value) of BYTS Stock

Subject to the discussion below under the section entitled “— PFIC Considerations,” a U.S. Holder whose BYTS Class A Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, is not a 10% U.S. Shareholder will recognize gain (but not loss) with respect to its BYTS Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s BYTS Class A Ordinary Shares as described below.

Subject to the discussion below under the section entitled “— PFIC Considerations,” unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Airship Pubco Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such Airship Pubco Common Stock over the U.S. Holder’s adjusted tax basis in the BYTS Class A Ordinary Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of BYTS Class A Ordinary Shares (generally, BYTS Class A Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend paid by BYTS the “all earnings and profits amount” attributable to its BYTS Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from BYTS establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s BYTS Class A Ordinary Shares and (B) a representation that the U.S. Holder has notified BYTS (or Airship Pubco) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to BYTS or Airship Pubco no later than the date such tax return is filed. In connection with this election, BYTS may in its discretion provide each U.S. Holder eligible to make such an election with information regarding BYTS’s earnings and profits upon written request.

BYTS does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that BYTS had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its BYTS Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by BYTS under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS BYTS CLASS A ORDINARY SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

U.S. Holders that Own BYTS Class A Ordinary Shares with a Fair Market Value of Less Than $50,000 and Who Own Less Than 10% (By Vote or Value) of BYTS Stock

A U.S. Holder who is not a 10% U.S. Shareholder and whose BYTS Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “— PFIC Considerations”.

Tax Consequences for U.S. Holders of BYTS Warrants

Based on the expected treatment of the Domestication as an F Reorganization, subject to the considerations described under the section entitled “— Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares — U.S. Holders Whose BYTS Class A Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own 10 Percent or More (By Vote or Value) of BYTS Stock” above relating to a U.S. Holder’s ownership of BYTS Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below under the section entitled “— PFIC Considerations” relating to the PFIC rules, a U.S. Holder of BYTS Warrants should not be subject to U.S. federal income tax with respect to the exchange of their BYTS Warrants for Airship Pubco Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion under the section entitled “— Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares” above), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if BYTS is considered a PFIC.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

PFIC Status of BYTS

Based upon the composition of its income and assets, and upon a review of its financial statements, BYTS believes that it likely will not be eligible for the startup exception and therefore likely has been a PFIC and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. However, because of the inherently factual nature of the determination, and because the determination is an annual one based on income and assets of BYTS in each year, White & Case LLP is unable to opine on BYTS’s PFIC status for any taxable year.

Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would include a BYTS Warrant) to acquire the stock of a PFIC as stock of the PFIC, exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of BYTS Class A Ordinary Shares and BYTS Warrants as a result of the Domestication if:

(i)     BYTS were classified as a PFIC at any time during such U.S. Holder’s holding period in such BYTS Class A Ordinary Shares or BYTS Warrants; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such BYTS Class A Ordinary Shares or in which BYTS was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such BYTS Class A Ordinary Shares. Currently, applicable Treasury Regulations provide that neither a QEF Election nor an MTM Election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of BYTS. Under these rules (the “excess distributions regime”):

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s BYTS Class A Ordinary Shares or BYTS Warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which BYTS was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by BYTS, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under these rules is taxable as provided under Section 367(b). See the discussion above under the section entitled “— Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of BYTS Class A Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their BYTS Class A Ordinary Shares and BYTS Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its BYTS Class A Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder”. Due to the uncertainty regarding the application of Section 1291(f) of the Code, White & Case LLP is unable to opine on the application of the PFIC rules to a U.S. Holder in the Domestication.

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treats an “option” (which would include a BYTS Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of BYTS Warrants for Airship Pubco Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of BYTS Class A Ordinary Shares or a U.S. Holder of BYTS Warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization if BYTS is considered a PFIC. If the Domestication fails to qualify as an F Reorganization, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of BYTS Class A Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat BYTS as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of BYTS Class A Ordinary Shares during which BYTS qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s BYTS Class A Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its BYTS Class A Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its BYTS Class A Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its BYTS Class A Ordinary Shares is contingent upon, among other things, the provision by BYTS of a “PFIC Annual Information Statement” to such U.S. Holder. BYTS will endeavor to provide PFIC Annual Information Statements, upon written request, to U.S. Holders of BYTS Class A Ordinary Shares with respect to each taxable year for which BYTS determines it is a PFIC. There is no assurance, however, that BYTS will timely provide such information. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to BYTS Warrants under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their BYTS Class A Ordinary Shares. As a result, such an Electing Shareholder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367 to U.S. Holders of BYTS Class A Ordinary Shares” and subject to the discussion above under “— Tax Effects of the Domestication to U.S. Holders,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of BYTS, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of BYTS Class A Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. No assurance can be given that the BYTS Class A Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the excess distribution regime discussed herein with respect their BYTS Class A Ordinary Shares in connection with the Domestication. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its BYTS Class A Ordinary Shares at the end of its taxable year over its adjusted basis in its BYTS Class A Ordinary Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its BYTS Class A Ordinary Shares over the fair market value of its BYTS Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s basis in its BYTS Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its BYTS Class A Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to BYTS Class A Ordinary Shares, including in connection with the Domestication. Under current law, an MTM Election is not available with respect to warrants, including the BYTS Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Tax Effects to U.S. Holders of Exercising Redemption Rights

Generally

The U.S. federal income tax consequences to a U.S. Holder of BYTS Class A Ordinary Shares that exercises its Redemption Rights with respect to its BYTS Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of under Section 302 of the Code. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “— Taxation of Redemption Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of BYTS stock treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning BYTS Warrants and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of the stock of BYTS outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in BYTS or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of BYTS Warrants. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of BYTS’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than eighty percent (80%) of the percentage of BYTS’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders and possibly the Airship Pubco stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. Holder’s interest BYTS if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning BYTS Warrants). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in BYTS. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in BYTS will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining BYTS stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its BYTS Warrants or possibly in other BYTS stock constructively owned by it.

Redeeming U.S. Holders generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— Tax Effects of the Domestication to U.S. Holders — PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its BYTS Class A Ordinary Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its BYTS Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who actually or constructively own at least five percent (5%) by vote or value (or, if BYTS Class A Ordinary Shares are not then publicly traded, at least one percent (1%) by vote or value) or more of the total outstanding BYTS stock may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

U.S. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “— Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from BYTS’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of BYTS’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “— Taxation of Redemption Treated as a Sale”.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “Tax Effects of the Domestication to U.S. Holders — PFIC Considerations” with respect to any corporate distributions deemed received on its BYTS Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “— Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “Tax Effects of the Domestication to U.S. Holders — PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its BYTS Class A Ordinary Shares (if the redemption were treated as a sale of shares) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of BYTS Class A Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

Tax Consequences of the Merger to U.S. Holders of Airship Securities

The following discussion, “— Tax Consequences of the Merger to U.S. Holders of Airship Securities,” constitutes the opinion of Loeb & Loeb LLP, counsel to Airship AI, as to the material U.S. federal income tax consequences of the Merger to U.S. Holders of Airship securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

Neither Airship AI nor BYTS has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Merger do not constitute a “reorganization.” Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such holder.

Subject to the qualifications and limitations set forth herein, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and U.S. Holders of Airship securities should generally not recognize any gain or loss as a result of the Merger. Pursuant to the Merger, U.S. Holders of Airship Common Stock will receive shares of Airship Pubco Common Stock in exchange for their shares of Airship Common Stock, and U.S. Holders of Airship Warrants will receive shares of Airship Pubco Warrants in exchange for their Airship Warrants. Each U.S. Holder’s tax basis in the shares of Airship Pubco Common Stock received in the Merger will be the same as his, her or its tax basis in the shares of Airship Common Stock surrendered in the Merger in exchange therefor, and each U.S. Holder’s tax basis in the Airship Pubco Warrants received in the Merger will be the same as his, her or its tax basis in the Airship Warrants surrendered in the Merger in exchange therefor. The holding period of the shares of Airship Pubco Common Stock received in the Merger by the U.S. Holder will include the holding period of the shares of Airship Common Stock surrendered in the Merger in exchange therefor, and the holding period of the Airship Pubco Warrants received in the Merger by the U.S. Holder will include the holding period of the Airship Warrants surrendered in the Merger in exchange therefor.

In addition, pursuant to the Merger Agreement, U.S. Holders of Airship Common Stock may receive contingent consideration in the form of additional shares of Airship Pubco Common Stock under certain circumstances. Any additional shares of Airship Pubco Common Stock received by U.S. Holders pursuant to the Merger Agreement are expected to be viewed as contingent consideration in the Merger and should generally be received on a tax-free basis in the manner described above. However, the treatment of contingent consideration received in a “reorganization” within the meaning of Section 368(a) of the Code, including a U.S. Holder’s tax basis in any shares of Airship Pubco Common Stock received as contingent consideration, is unclear under current law, and there can be no assurance that the IRS will not take a contrary position to that described herein or that a court will not agree with a contrary position of the IRS in the event of litigation. Additionally, under Code Section 483, a portion of the value of any shares of Airship Pubco Common Stock received by a U.S. Holder as contingent consideration will be treated as interest for U.S. federal income tax purposes that must be accounted for in accordance with the holder’s regular method of accounting. The amount of imputed interest is equal to the excess of (1) the fair market value of the shares of Airship Pubco Common Stock, if any, received as contingent consideration over (2) the present value of such amount as of the Effective Time, discounted at the applicable federal rate in effect at the Effective Time. A U.S. Holder’s tax basis in any shares of Airship Pubco Common Stock received as contingent consideration will be increased by the amount treated as imputed interest.

If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of Airship securities would recognize gain or loss in an amount equal to the difference (i) the fair market value of the Airship Pubco Securities received in exchange for such surrendered Airship securities upon completion of the Merger and (ii) the holder’s basis in the Airship securities surrendered. Gain or loss will be calculated separately for Airship Common Stock surrendered and Airship Warrants surrendered, and each block Airship securities (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such Airship securities have been held for more than one year at the time of the Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in the Airship Pubco securities received in the Merger would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such Airship Pubco securities would begin on the day following the Merger.

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Merger, including the potential receipt of contingent consideration, under such holder’s particular circumstances.

Tax Consequences of Ownership and Disposition of Airship Pubco Securities

Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of Airship Pubco Common Stock (other than certain distributions of Airship Pubco stock or rights to acquire Airship Pubco stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Airship Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Airship Pubco Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Airship Pubco Common Stock and will be treated as described below under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities

Upon a sale or other taxable disposition of Airship Pubco Securities (which, in general, would include a redemption of Airship Pubco Warrants that is treated as a sale of such warrants as described below), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Airship Pubco Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Airship Pubco Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Airship Pubco Securities so disposed of. See the section entitled “Tax Effects of the Domestication to U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its Airship Pubco Securities following the Domestication. See the section entitled “— Exercise, Lapse or Redemption of Airship Pubco Warrants” below for a discussion regarding a U.S. Holder’s tax basis in Airship Pubco Common Stock acquired pursuant to the exercise of an Airship Pubco Warrant.

Exercise, Lapse or Redemption of Airship Pubco Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Airship Pubco Common Stock upon exercise of Airship Pubco Warrants for cash. The U.S. Holder’s tax basis in the shares of Airship Pubco Common Stock received upon exercise of the Airship Pubco Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Airship Pubco Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the Airship Pubco Common Stock received upon exercise of the Airship Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Airship Pubco Warrants. If any Airship Pubco Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Airship Pubco Warrants.

The tax consequences of a cashless exercise of Airship Pubco Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Airship Pubco Common Stock received would equal the U.S. Holder’s basis in the Airship Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Airship Pubco Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Airship Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Airship Pubco Common Stock would include the holding period of the Airship Pubco Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Airship Pubco Warrants equal to the number of shares of Airship Pubco Common Stock having a value equal to the exercise price for the total number of Airship Pubco Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to the Airship Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Airship Pubco Common Stock that would have been received in a regular exercise of the Airship Pubco Warrants deemed surrendered and the U.S. Holder’s tax basis in the Airship Pubco Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Airship Pubco Common Stock received would equal the sum of the U.S. Holder’s tax basis in the Airship Pubco Warrants deemed exercised and the aggregate exercise price of such Airship Pubco Warrants. It is unclear whether a U.S. Holder’s holding period for the Airship Pubco Common Stock would commence on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Airship Pubco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Airship Pubco Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Airship Pubco redeems Airship Pubco Warrants for cash or if it purchases Airship Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities”.

Possible Constructive Distributions

Consistent with the BYTS Warrants, the terms of each Airship Pubco Warrant provide for an adjustment to the number of shares of Airship Pubco Common Stock for which the Airship Pubco Warrant may be exercised or to the exercise price of the Airship Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the Airship Pubco Warrants would, however, be treated as receiving a constructive distribution from Airship Pubco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in Airship Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Airship Pubco Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Airship Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Airship Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Airship Pubco stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described above under the section entitled “— Taxation of Distributions” in the same manner as if the U.S. Holders of the Airship Pubco Warrants received a cash distribution from Airship Pubco equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of Airship Pubco Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

NON-U.S. HOLDERS

As used herein, a “Non-U.S. Holder” is a beneficial owner of a BYTS Security or an Airship Pubco Security who or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder.

Tax Effects of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of BYTS Securities unless the Domestication fails to qualify as an F Reorganization and such Non-U.S. Holder holds its BYTS Securities in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). Non-U.S. Holders will own stock and warrants of a U.S. corporation, i.e., Airship Pubco, rather than a non-U.S. corporation, i.e., BYTS, after the Domestication.

Because the Domestication will occur immediately prior to the redemptions of Non-U.S. Holders that exercise Redemption Rights with respect to BYTS Class A Ordinary Shares, Non-U.S. Holders exercising Redemption Rights would be subject to the potential tax consequences of the Domestication. Non-U.S. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Tax Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of BYTS Class A Ordinary Shares that exercises its Redemption Rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “U.S. Holders — Tax Effects to U.S. Holders of Exercising Redemption Rights — Generally”. Regardless of whether it is treated as a sale of BYTS Class A Ordinary Shares or as a corporate distribution on the BYTS Class A Ordinary Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless such Non-U.S. Holder holds such BYTS Class A Ordinary Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

Non-U.S. Holders should consult their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Tax Consequences of Ownership and Disposition of Airship Pubco Securities

Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of Airship Pubco stock or rights to acquire Airship Pubco stock) made to a Non-U.S. Holder of shares of Airship Pubco Common Stock, to the extent paid out of Airship Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Airship Pubco will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Airship Pubco Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Airship Pubco Common Stock, which will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities” below.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its Airship Pubco Common Stock or Airship Pubco Warrants (including an expiration or redemption of the Airship Pubco Warrants as described under “— Exercise, Lapse or Redemption of an Airship Pubco Warrant”, or a redemption of Airship Pubco Common Stock that is treated as a sale or exchange as described under “— Effects to Non-U.S. Holders of Exercising Redemption Rights”), unless:

(i)     the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);

(ii)    such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

(iii)   Airship Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable Airship Pubco Security being disposed of, except, in the case where shares of Airship Pubco Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), (x) the Non-U.S. Holder is disposing of Airship Pubco Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of Airship Pubco Common Stock at all times within the shorter of the five-year period preceding such disposition of Airship Pubco Common Stock or such Non-U.S. Holder’s holding period for such Airship Pubco Common Stock or (y) the Non-U.S. Holder is disposing of Airship Pubco Warrants and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of the total fair market value of Airship Pubco Warrants (provided the Airship Pubco Warrants are considered to be “regularly traded”) at all times within the shorter of the five-year period preceding such disposition of Airship Pubco Warrants or such Non-U.S. Holder’s holding period for such Airship Pubco Warrants. There can be no assurance that Airship Pubco Common Stock or Airship Pubco Warrants are or have been treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to Airship Pubco Common Stock or Airship Pubco Warrants, including how a Non-U.S. Holder’s ownership of Airship Pubco Warrants impacts the five percent (5%) threshold determination with respect to Airship Pubco Common Stock and whether the five percent (5%) threshold determination with respect to Airship Pubco Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of Airship Pubco Warrants if Airship Pubco Common Stock is considered to be “regularly traded”, but Airship Pubco Warrants are not considered to be “regularly traded”. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, Airship Pubco may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption. Based on the nature of the business and activities of Airship AI, it generally is not expected that Airship Pubco would be a United States real property holding corporation after the Domestication or immediately after the Business Combination is completed. However, neither BYTS nor Airship AI has undertaken a formal analysis of Airship Pubco’s possible status as a United States real property holding corporation. In addition, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether Airship Pubco would be treated as a United States real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its Airship Pubco Securities.

Exercise, Lapse or Redemption of Airship Pubco Warrants

A Non-U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Airship Pubco Common Stock upon exercise of Airship Pubco Warrants for cash. The Non-U.S. Holder’s tax basis in the share of Airship Pubco Common Stock received upon exercise of Airship Pubco Warrants generally will be an amount equal to the sum of the Non-U.S. Holder’s tax basis in such Airship Pubco Warrants and the exercise price. It is unclear whether the Non-U.S. Holder’s holding period for the Airship Pubco Common Stock received upon exercise of the Airship Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period will not include the period during which the Non-U.S. Holder held the Airship Pubco

Warrants. If any Airship Pubco Warrants are allowed to lapse unexercised, a Non-U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed Airship Pubco Warrants and generally will be taxed as described above under “— Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities”.

Consistent with the BYTS Warrants, the Airship Pubco Warrants may be exercised on a cashless basis in certain circumstances. The U.S. federal income tax characterization of a cashless exercise of Airship Pubco Warrants are not clear under current tax law. A cashless exercise may not be a taxable exchange, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a Non-U.S. Holder’s tax basis in the Airship Pubco Common Stock received would equal the Non-U.S. Holder’s tax basis in the Airship Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a Non-U.S. Holder’s holding period in the Airship Pubco Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Airship Pubco Warrants exercised therefor.

If the cashless exercise were treated as a recapitalization, the holding period of the Airship Pubco Common Stock would include the holding period of the Airship Pubco Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a Non-U.S. Holder could be deemed to have surrendered a number of Airship Pubco Warrants equal to the number of shares of Airship Pubco Common Stock having a value equal to the exercise price for the total number of Airship Pubco Warrants to be exercised. In such case, the Non-U.S. Holder would recognize capital gain or loss with respect to the Airship Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Airship Pubco Common Stock that would have been received in a regular exercise of the Airship Pubco Warrants deemed surrendered and the Non-U.S. Holder’s tax basis in the Airship Pubco Warrants deemed surrendered. Any gain or loss recognized by a Non-U.S. Holder generally will be taxed as described above in “— Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities”. It is unclear whether a Non-U.S. Holder’s holding period for the Airship Pubco Common Stock would commence on the date following the date of exercise or on the date of exercise of the Airship Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Airship Pubco Warrants exercised therefor.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a Non-U.S. Holder’s holding period would commence with respect to the Airship Pubco Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Airship Pubco redeems Airship Pubco Warrants for cash or if Airship Pubco purchases Airship Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “— Sale, Taxable Exchange or Other Taxable Disposition of Airship Pubco Securities”.

Non-U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise, lapse, or redemption of Airship Pubco Warrants.

Possible Constructive Distributions

Consistent with the BYTS Warrants, the terms of each Airship Pubco Warrant provide for an adjustment to the number of shares of Airship Pubco Common Stock for which the Airship Pubco Warrant may be exercised or to the exercise price of the Airship Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. A Non-U.S. Holder of the Airship Pubco Warrants would, however, be treated as receiving a constructive distribution from Airship Pubco if, for example, the adjustment increases the Non-U.S. Holder’s proportionate interest in Airship Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Airship Pubco Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Airship Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Airship Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Airship Pubco stock, in each case, which is taxable to the holders of such stock as a distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a corporate distribution from Airship Pubco equal to the fair market value of such increased interest without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “— Tax Consequences of Ownership and Disposition of Airship Pubco Securities — Taxation of Distributions”.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of Airship Pubco Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on Airship Pubco Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of Airship Pubco Securities.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of BYTS and Airship AI adjusted to give effect to the Business Combination and other transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

On June 27, 2023, BYTS entered into the Merger Agreement, by and among BYTS, Merger Sub, and Airship AI. The Merger Agreement was amended on September 22, 2023.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023, combines the unaudited historical condensed balance sheet of BYTS as of September 30, 2023, with the unaudited historical condensed consolidated balance sheet of Airship AI as of September 30, 2023, giving effect to the Business Combination, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 combines the unaudited historical condensed statement of operations of BYTS for the nine months ended September 30, 2023 with the unaudited historical condensed consolidated statement of operations of Airship AI for the nine months ended September 30, 2023, giving effect to the Business Combination, as if it had been consummated as of January 1, 2022, the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combines the audited historical statement of operations of BYTS for the year ended December 31, 2022 with the audited historical statement of operations of Airship AI for the year ended December 31, 2022, giving effect to the Business Combination, as if it had been consummated as of January 1, 2022, the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing transactions consummated after September 30, 2023, and pro forma adjustments that are directly attributable to the Business Combination. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. BYTS and Airship AI have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. This information should be read together with the following:

•        the historical unaudited condensed financial statements of BYTS as of and for the three and nine months ended September 30, 2023 and 2022;

•        the historical unaudited condensed consolidated financial statements of Airship AI as of and for the nine months ended September 30, 2023 and 2022;

•        the historical audited financial statements of BYTS as of December 31, 2022 and 2021, for the year ended December 31, 2022 and the period from January 8, 2021 (inception) through December 31, 2021;

•        the historical audited consolidated financial statements of Airship AI as of and for the years ended December 31, 2022 and 2021;

•        the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BYTS,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI” and other financial information included elsewhere in this proxy statement/prospectus; and

•        other information relating to BYTS and Airship AI included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination.”

Description of the Business Combination

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the Domestication, Merger Sub will merge with and into Airship AI, after which Airship AI will be the Surviving Corporation and a wholly-owned subsidiary of BYTS. In connection with the Business Combination, BYTS will be renamed “Airship AI Holdings, Inc.” The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger.

The Domestication

On the day that is at least one business day prior to the date of the Effective Time and subject to the conditions of the Merger Agreement, BYTS will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (Revised) of the Cayman Islands.

In connection with the Domestication, (x) prior to the Domestication, Sponsor will surrender to BYTS for no consideration the sole issued and outstanding BYTS Class B Ordinary Share and (y) at the effective time of the Domestication, (i) each then issued and outstanding BYTS Class A Ordinary Share, will convert automatically, on a one-for-one basis, into one share of Airship Pubco Common Stock, (ii) each then issued and outstanding BYTS Warrant will become one Airship Pubco Warrant exercisable for one share of Airship Pubco Common Stock pursuant to the Warrant Agreement, dated as of March 18, 2021, by and between BYTS and Continental Stock Transfer & Trust Company, as warrant agent, and (iii) each then issued and outstanding BYTS Unit will separate and convert automatically into one share of Airship Pubco Common Stock and one-half of one Airship Pubco Warrant.

Consideration and Structure

Under the Merger Agreement, the Airship AI equityholders that hold shares of Airship Common Stock, Airship Options, Airship Earnout Warrants or Airship SARs will receive an aggregate of 22.5 million shares of Airship Pubco Common Stock in exchange for all of Airship AI’s outstanding equity interests.

The Merger Agreement also provides, among other things, that the Airship Earnout Holders have the contingent right to receive up to 5.0 million Earnout Shares, subject to the following contingencies:

(A)    25% of the Earnout Shares if, for the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the first anniversary of the Closing Date, (1) Company Revenue is at least $39 million, or (2) the aggregate value of new contract awards (including awards obtained through purchase orders) with federal law enforcement agencies (whether such awards are obtained directly or through intermediaries) has grown by at least 100% as compared to the year-over-year amount for the twelve-month period ending on the date of the Merger Agreement;

(B)    75% of the Earnout Shares if, for the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the third anniversary of the Closing Date, Company Revenue is at least $100 million;

(C)    50% of the Earnout Shares if, at any time during the period starting on the Closing Date and ending on the fifth anniversary of the Closing Date, over any twenty (20) trading days within any thirty (30) trading day period the VWAP of the Airship Pubco Common Stock is greater than or equal to $12.50 per share; and

(D)    50% of the Earnout Shares if, at any time during the period starting on the Closing Date and ending on the fifth anniversary of the Closing Date, over any twenty (20) trading days within any thirty (30) trading day period the VWAP of the Airship Pubco Common Stock is greater than or equal to $15.00 per share.

Pursuant to the Merger Agreement, at the Effective Time, each Airship Option that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) will be converted into (i) a Converted Stock Option, and (ii) the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship with respect to each Converted Stock Option.

Pursuant to the Merger Agreement, at the Effective Time, each Airship SAR that is outstanding immediately before the Effective Time (whether vested or unvested) will, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Airship Pubco and converted into a Converted SAR. Each Converted SAR shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Airship SAR immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted SAR shall cover that number of shares of Airship Pubco Common Stock equal to (A) the product (rounded down to the nearest whole number) of (1) the number of shares of Airship Common Stock subject to the Airship SAR immediately before the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the base value per share of Airship Common Stock of such Airship SAR immediately prior to the Effective Time by (B) the Conversion Ratio. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to each Converted SARs.

Pursuant to the Merger Agreement, at the Effective Time, all of the Airship Warrants will be converted into (i) a Converted Warrant and (ii) with respect to each Airship Earnout Warrant, the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of Airship AI with respect to any Converted Warrants.

The Proposed Bylaws will provide that the shares of Airship Pubco Common Stock issued to all holders of Airship Common Stock, Airship Options, Airship Earnout Warrants and Airship SARs as the Aggregate Merger Consideration will be subject to a lock-up for a period of 180 days following the Closing, and that the shares of Airship Pubco Common Stock issued to such holders upon satisfaction of the First Operating Performance Milestone (if any) will be subject to a 12-month lock-up period beginning on the date such shares are issued, unless waived, amended or repealed by the unanimous approval of the Airship Pubco Board.

Parent Support Agreement

In connection with the execution of the Merger Agreement, BYTS entered into the Parent Support Agreement with the Sponsor and Airship AI, pursuant to which the Sponsor agreed to, among other things, (a) to forfeit 1,000,000 BYTS Class A Ordinary Shares owned by the Sponsor on the Closing Date and (b) to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing. The Parent Support Agreement also provides that the Sponsor Shares will be subject to a lock-up for a period of 180 days following the Closing.

Non-Redemption Agreement

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Earnout Escrow Agreement

The Merger Agreement contemplates that Earnout Escrow Agreement will be entered into, effective as of the Closing. The Earnout Escrow Agreement will provide, among other things, that the Earnout Shares will be placed in escrow and will not be released from escrow until they are earned as a result of the occurrence of, as applicable, the First Operating Performance Milestone, the Second Operating Performance Milestone, the First Share Price Performance Milestone, and/or the Second Share Price Performance Milestone.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BYTS, who is the legal acquirer, will be treated as the “acquired” company for accounting purposes and Airship AI will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of Airship AI issuing shares at the closing of the Business Combination for the net assets of BYTS as of the closing date, accompanied by a recapitalization. The net assets of BYTS will be stated at historical cost, with no goodwill or other intangible assets recorded.

Airship AI has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Airship AI’s stockholders will have the majority voting interest in Airship AI Holdings, Inc. under both the no redemption and maximum redemption scenarios;

•        The Airship Pubco Board will be composed as follows: BYTS will have the right to designate one (1) director (who will qualify as an independent director under the Securities Act and the Nasdaq rules), and Airship AI will have the right to designate four (4) directors (a majority of the board whom will qualify as independent directors under the Securities Act and the Nasdaq rules);

•        Airship AI’s senior management will be the senior management of Airship Pubco;

•        The business of Airship AI will comprise the ongoing operations of Airship Pubco; and

•        Airship AI is the larger entity, in terms of substantive assets.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios as follows:

•        Assuming No Additional Redemptions:    This scenario assumes that no BYTS ordinary shares are redeemed; and

•        Assuming Maximum Redemptions:    This scenario assumes that 1,173,604 Public Shares, or approximately 63.9% of the outstanding Public Shares and 100% of all Public Shares that are not subject to Non-Redemption Agreements, representing the maximum contractual redemption of the outstanding BYTS Class A Ordinary Shares, are redeemed for their pro rata share of the cash in the Trust Account. This presentation assumes an aggregate payment of approximately $12.56 million upon consummation of the Business Combination at a redemption price of approximately $10.70 per share. The maximum redemptions amount reflects the maximum number of Public Shares that can be redeemed without violating the Minimum Cash Condition because BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions. Should the Minimum Cash Condition not be met or waived, BYTS would not be permitted to proceed with the Business Combination.

The following summarizes the purchase consideration in both the Assuming No Additional Redemptions scenario and Assuming Maximum Redemptions scenario:

Total shares transferred(1)	13,417,089
Value per share(2)	$10.00
Total share consideration	$134,170,888
Options exchanged(3)	46,250,355
SARs exchanged(4)	17,620,062
Warrants exchanged(5)	26,958,695
Total equity value(6)	$225,000,000

____________

(1)      Total shares transferred do not include Airship AI options, SARs or Warrants. See notes (3), (4) and (5) directly below for further information on these instruments.

(2)      Value per share is calculated using a $10.00 per-share reference price. The closing share price of the Business Combination will be determined on the Closing Date. As the Business Combination will be accounted for as a reverse recapitalization, the value per share is disclosed for informational purposes only in order to indicate the fair value of shares transferred.

(3)      Options exchanged represents the conversion of Airship AI options and SARs into Airship Pubco options and SARs in accordance with the Merger Agreement. These options are not assumed to be exercised for the purposes of the unaudited pro forma condensed combined financial information and, therefore, have not been included in Total share consideration. The value of the options represents the number of shares that would be issued under the option agreements assuming full cash exercise. Those shares are valued at the $10.00 per-share reference price.

(4)      SARs exchanged represents the conversion of Airship AI SARs into Airship Pubco SARs in accordance with the Merger Agreement. These SARs are not assumed to be exercised for the purposes of the unaudited pro forma condensed combined financial information and, therefore, have not been included in Total share consideration. The value of the SARs represents the number of shares that would be issued under the SARs agreements assuming full cash exercise. Those shares are valued at the $10.00 per-share reference price.

(5)      Warrants exchanged represents the conversion of Airship AI warrants into Airship Pubco Warrants in accordance with the Merger Agreement. These warrants are not assumed to be exercised for the purposes of the unaudited pro forma condensed combined financial information and, therefore, have not been included in Total share consideration. The value of the warrants represents the number of shares that would be issued under the warrant agreements assuming full cash exercise. Those shares are valued at the $10.00 per-share reference price.

(6)      Total equity value includes the value of the exchanged options and warrants assuming full cash exercise of all such instruments. The total equity value is equal to the Equity Value of $225.0 million outlined in the Merger Agreement.

The following summarizes the pro forma shares of Airship Pubco Common Stock outstanding under the two redemption scenarios:

	Assuming No Additional Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
BYTS Public Shareholders(1)	1,173,604	4.9%	—	0.0%
Non-Redemption Agreement Holders(2)	663,989	2.7%	663,989	3.0%
Sponsor(3)	8,122,313	34.3%	8,122,313	36.0%
Total BYTS Shares	9,959,906	41.9%	8,786,302	39.0%
Existing Airship AI Shareholders	13,417,089	56.7%	13,417,089	59.5%
Other Third Party Stockholders(4)	337,500	1.4%	337,500	1.5%
Pro Forma Airship Pubco Common Stock at September 30, 2023(5)	23,714,495	100.0%	22,540,891	100.0%

____________

(1)      Excludes (i) 570,555 Public Shares acquired by the Sponsor from the Public Shareholders in order to comply with the Non-Redemption Agreement to purchase $6 million worth of shares from either the open market or a private arrangement and (ii) approximately 93,434 Public Shares held by the Non-Redeeming Shareholder at an assumed price of $10.70 pursuant to the Non-Redeeming Shareholder’s agreement not to redeem $1 million in aggregate value of Public Shares held by it.

(2)      Reflects 570,555 Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and approximately 93,434 Public Shares held by the Non-Redeeming Shareholder at an assumed price of $10.70 pursuant to the Non-Redeeming Shareholder’s agreement not to redeem $1 million in aggregate value of Public Shares held by it.

(3)      Excludes 1,000,000 shares held by the Sponsor. The Sponsor agreed (a) to forfeit 1,000,000 BYTS Class A Ordinary Shares owned by the Sponsor on the Closing Date and (b) to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing which would be forfeited if unallocated. As of the date of this proxy statement/prospectus, 2,600,000 BYTS Class A Ordinary Shares have been allocated for the Share Contribution and are no longer subject to forfeiture. Also excludes 570,555 Public Shares acquired by the Sponsor from the Public Shareholders in order to comply with the Non-Redemption Agreement to purchase $6 million worth of shares from either the open market or a private arrangement.

(4)      Reflects shares of Airship Pubco Common Stock issuable to certain service providers in respect of an aggregate fee of $3.375 million. Such fee is payable in cash, shares or any combination thereof, at the option of such service providers.

(5)      Excludes all Airship AI options (including vested Airship AI options), Airship AI SARs, Airship AI shares issuable under convertible notes, and Airship AI warrants as they are not outstanding common stock at the time of Closing. Also excludes the 16,699,626 warrants outstanding to acquire BYTS Class A Ordinary Shares. These warrants will be converted into warrants to acquire Airship Pubco Common Stock at Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2023
(in thousands)

	Airship AI (Historical) (A)	Byte (Historical) (B)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash and cash equivalents	$482,373	$18,752	$19,667,322	(1)	$14,368,887	$(12,560,805)	(3)	$1,808,082
			(5,215,615)	(4)
			(443,385)	(6)
			(140,560)	(8)
Accounts receivable, net of provision for credit losses of $0	600,938	—	—		600,938	—		600,938
Prepaid expenses and other	16,334	20,190	950,000	(4)	986,524	—		986,524
Payroll and income tax receivable	7,230	—	—		7,230	—		7,230
Total Current Assets	1,106,875	38,942	14,817,762		15,963,579	(12,560,805)		3,402,774

Property and equipment, net	5,580	—	—		5,580	—		5,580
Operating lease right of use asset	25,974	—	—		25,974	—		25,974
Other assets	255,431	—	—		255,431	—		255,431
Investments held in Trust Account	—	25,254,705	(19,667,322)	(1)	—	—		—
			(5,587,383)	(2)
Total Assets	$1,393,860	$25,293,647	$(10,436,943)		$16,250,564	$(12,560,805)		$3,689,759

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable – trade	$592,199	$184,322	$(275,000)	(4)	$501,521	$—		$501,521
Advances from founders	1,750,000	—	—		1,750,000	—		1,750,000
Accrued expenses	112,700	—	—		112,700	—		112,700
Current portion of Senior Secured Convertible Promissory Note	2,385,503	—	—		2,385,503	—		2,385,503
Current Portion of operating lease liability	26,844	—	—		26,844	—		26,844
Deferred revenue – current portion	4,059,406	—	—		4,059,406	—		4,059,406
Advances from related party	—	140,560	(140,560)	(8)	—	—		—
Non-redemption agreement liability	—	250,243	(250,243)	(6)	—	—		—
Non-redemption agreement liability – related party	—	37,657	(37,657)	(6)	—	—		—
Accrued expenses	—	2,454,277	(2,019,438)	(4)	434,839	—		434,839
Total current liabilities	8,926,652	3,067,059	(2,722,898)		9,270,813	—		9,270,813

Deferred revenue – non-current	4,693,897	—	—		4,693,897	—		4,693,897
Redemption payable	—	5,587,383	(5,587,383)	(2)	—	—		—
Derivative warrant liability	—	3,840,914	—		3,840,914	—		3,840,914
Deferred underwriting fee payable	—	11,329,238	(11,329,238)	(7)	—	—		—
Total Liabilities	13,620,549	23,824,594	(19,639,519)		17,805,624	—		17,805,624

Common stock subject to possible redemption	—	19,567,322	(19,567,322)	(3)	—	—		—
	—	19,567,322	(19,567,322)		—	—		—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF SEPTEMBER 30, 2023
(in thousands)

	Airship AI (Historical)(A)	Byte (Historical)(B)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders’ Deficit
Class A Common stock	—	912	(912)	(5)	—	—		—
Common stock	44,666	—	184	(3)	2,372	(118)	(3)	2,254
			34	(4)
			(44,666)	(5)
			2,154	(5)

Additional paid-in capital	4,537,370	—	19,567,138	(3)	16,631,778	(12,560,687)	(3)	4,071,091
			3,374,966	(4)
			(10,847,696)	(5)
Accumulated deficit	(16,796,375)	(18,099,181)	(5,346,177)	(4)	(18,176,860)	—		(18,176,860)
			10,891,120	(5)
			(155,485)	(6)
			11,329,238	(7)
Accumulated other comprehensive loss	(12,350)	—	—		(12,350)	—		(12,350)
Total Stockholders’ Deficit	(12,226,689)	(18,098,269)	28,769,898		(1,555,060)	(12,560,805)		(14,115,865)
Total Liabilities and Stockholders’ Deficit	$1,393,860	$25,293,647	$(10,436,943)		$16,250,564	$(12,560,805)		$3,689,759

____________

(A)     Derived from the unaudited consolidated balance sheet of Airship AI.

(B)     Derived from the unaudited balance sheet of Byte.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2023
(in thousands, except share and per share amounts)

	(A) Airship AI (Historical)	(B) Byte (Historical)	Transaction Accounting Adjustments (Assuming No Additional Redemptions)		Pro Forma Combined (Assuming No Additional Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Net revenue	$8,092,971	$—	$—		$8,092,971	$—	$8,092,971
Cost of net revenue	4,013,433	—	—		4,013,433	—	4,013,433
Gross profit	4,079,538	—	—		4,079,538	—	4,079,538
Operating expenses:
Research and development expenses	2,028,081	—	—		2,028,081	—	2,028,081
Selling, general and administrative expenses	8,067,343	—	—		8,067,343	—	8,067,343
General and administrative – related party	—	90,000	—		90,000	—	90,000
General and administrative	—	3,289,510	7,315,358	(3)	10,604,868	—	10,604,868
Total operating loss	(10,095,424)	(3,379,510)	(7,315,358)		(20,790,292)	—	(20,790,292)
Loss from operations	(6,015,886)	(3,379,510)	(7,315,358)		(16,710,754)	—	(16,710,754)

Other income (loss)	(408,346)				(408,346)		(408,346)
Change in fair value of warrant liabilities	—	(2,504,864)	—		(2,504,864)	—	(2,504,864)
Interest earned in Trust Account	—	3,720,218	(3,720,218)	(1)	—	—	—
Interest and dividend expense	(57,830)	17,445			(40,385)	—	(40,385)
(Loss) income before taxes	(6,482,062)	(2,146,711)	(11,035,576)		(19,664,349)	—	(19,664,349)
Income tax expense	—	—	—		—	—	—
Net (loss) income	$(6,482,062)	$(2,146,711)	$(11,035,576)		$(19,664,349)	$—	$(19,664,349)
Other comprehensive loss
Foreign currency translation loss	(2,244)	—	—		(2,244)		(2,244)
Total comprehensive loss	$(6,484,306)	$(2,146,711)	$(11,035,576)		$(19,665,593)	$—	$(19,665,593)

Weighted average shares outstanding, basic and diluted	7,614,666	19,713,543	4,000,952		23,714,495	(1,173,604)	22,540,891
Basic and diluted net income (loss) per share	$(0.85)	$(0.11)			$(0.83)		$(0.87)
Weighted average shares outstanding, diluted	7,614,666	19,713,543	4,000,952		23,714,495	(1,173,604)	22,540,891
Diluted net (loss) income per share	$(0.85)	$(0.11)			$(0.83)		$(0.87)

____________

(A)     Derived from the unaudited statement of operation and comprehensive loss of Airship AI for the nine months period ended September 30, 2023.

(B)     Derived from the income statement of BYTS for the nine month period ended September 30, 2023.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022
(in thousands, except share and per share data)

	(C) Airship AI (Historical)	(D) Byte (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Net revenue	$14,549,141	$—	$—		$14,549,141	$—	$14,549,141
Cost of net revenue	6,128,128	—	—		6,128,128	—	6,128,128
Gross profit	8,421,013	—	—		8,421,013	—	8,421,013
Operating expenses:
Research and development expenses	3,614,814	—	—		3,614,814	—	3,614,814
Selling, general and administrative expenses	7,630,012				7,630,012	—	7,630,012
General and administrative – related party		120,000			120,000	—	120,000
General and administrative		1,277,009	4,875,000	(2)	15,905,819	—	15,905,819
			9,753,810	(3)
Total Operating expenses	(11,244,826)	(1,397,009)	(14,628,810)		(27,270,645)	—	(27,270,645)
Loss from operations	(2,823,813)	(1,397,009)	(14,628,810)		(18,849,632)	—	(18,849,632)

Interest income	42,565	—	—		42,565	—	42,565
Interest expense	(75,256)	—	—		(75,256)		(75,256)
Other income – PPP loan forgiveness	1,146,235	—	—		1,146,235		1,146,235
Other income – employee retention tax credit	1,232,776	—	—		1,232,776		1,232,776
Change in fair value of warrant liabilities	—	7,518,520	—		7,518,520	—	7,518,520
Interest income – bank	—	—	—		—	—	—
Interest earned in Trust Account	—	4,509,453	(4,509,453)	(1)	—	—	—
(Loss) income before taxes	(477,493)	10,630,964	(19,138,263)		(8,984,792)	—	(8,984,792)
Income tax expense	(10,000)	—	—		(10,000)	—	(10,000)
Net (loss) income	$(487,493)	$10,630,964	$(19,138,263)		$(8,994,792)	$—	$(8,994,792)
Other comprehensive loss
Foreign currency translation loss	(10,106)	—	—		(10,106)	—	(10,106)
Total comprehensive loss	$(497,599)	$10,630,964	$(19,138,263)		$(9,004,898)	$—	$(9,004,898)

Weighted average shares outstanding, basic and diluted	7,614,666	41,491,564	(17,777,069)		23,714,495	(1,173,604)	22,540,891
Basic and diluted net income (loss) per share	$(0.06)	$0.26			$(0.38)		$(0.40)
Weighted average shares outstanding, diluted	7,614,666	41,491,564	(17,777,069)		23,714,495	(1,173,604)	22,540,891
Diluted net (loss) income per share	$(0.06)	$0.26			$(0.38)		$(0.40)

____________

(C)     Derived from the audited statements of operation and comprehensive loss of Airship for the year ended December 31, 2022.

(D)     Derived from the audited income statement of BYTS for the year ended December 31, 2022.

See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Combined Financial Information
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.      Basis of Presentation

The unaudited pro forma condensed combined financial information has been adjusted to give effect to transaction accounting adjustments related to the Business Combination linking the effects of the Business Combination to the historical financial information.

The Business Combination will be accounted for as a reverse recapitalization in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations. Airship AI has been determined to be the accounting acquirer under both the no redemption and the maximum contractual redemption scenarios. Under the reverse recapitalization model, the Business Combination will be treated as Airship AI issuing equity for the net assets of BYTS, with no goodwill or intangible assets recorded.

The pro forma adjustments have been prepared as if the Business Combination had been consummated on September 30, 2023, in the case of the unaudited pro forma condensed combined balance sheet, and on January 1, 2022, the beginning of the earliest period presented, in the case of the unaudited pro forma condensed combined statements of operations.

The pro forma condensed combined balance sheet as of September 30, 2023, has been prepared using the following:

•        Airship AI’s historical unaudited condensed consolidated balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus.

•        BYTS’s historical unaudited condensed balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus.

The pro forma condensed combined statement of operations for the nine months ended September 30, 2023, has been prepared using the following:

•        Airship AI’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2023, as included elsewhere in this proxy statement/prospectus.

•        BYTS’s historical unaudited condensed statement of operations for the nine months ended September 30, 2023, as included elsewhere in this proxy statement/prospectus.

The pro forma combined statement of operations for the year ended December 31, 2022, has been prepared using the following:

•        Airship AI’s historical consolidated statement of operations for the period year ended December 31, 2022, as included elsewhere in this proxy statement/prospectus.

•        BYTS’s historical condensed statement of operations for the year ended December 31, 2022, as included elsewhere in this proxy statement/prospectus.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Airship Pubco after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The Public Warrants issued in connection with BYTS Initial Public Offering (including sale of the Over-Allotment Units) and the Private Placement Warrants have been historically recognized as derivative liabilities in accordance with ASC 815. The terms of the warrants were reviewed in connection with the preparation of the pro forma and concluded that there were no elements that would cause a different accounting treatment. Accordingly, the warrant instruments will remain as liabilities at fair value and adjusts the instruments to fair value at each reporting period subsequent to the business combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Airship AI and BYTS.

2.      Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). BYTS has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:

(1)    To reflect the release of cash from investments held in the Trust Account.

(2)    To reflect the redemptions in connection with the Second Extension Meeting held on September 22, 2023, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account for approximately $5.59 million.

(3)     In Scenario 1, which assumes no additional BYTS shareholders exercise their Redemption Rights, the common stock subject to redemption for remaining cash amounting to $19.57 million would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes the maximum number of shares are redeemed for cash by the BYTS shareholders, $12.56 million would be paid out in cash. The $12.56 million, or 1,173,604 shares at a redemption price of approximately $10.70 per share, represents the maximum contractual redemption amount, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on September 30, 2023.

(4)     To record an aggregate of $8.59 million of estimated transaction cost consisting of legal, financial advisory and other professional fees related to the Business Combination and a prepaid D&O policy of $0.95 million. Out of the $8.59 million estimated transaction costs, $3.38 million is expected to be settled with Airship Pubco Common Stock, resulting in $5.22 million paid with cash. The total amount expected to be expensed is $5.35 million ($8.59 million of estimated transaction costs, less $2.0 million already accrued by BYTS and $0.28 million already accrued by Airship, less $0.95 million capitalized as prepaid expense).

(5)    To reflect the recapitalization of Airship AI through (a) the contribution of all the share capital in Airship AI to Airship Pubco Common Stock (b) the issuance of 13,417,089 Airship Pubco shares (c) the forfeiture of shares in connection with the Sponsor Support Agreement of 1,000,000 consisting of 1,000,000 to be forfeited at Closing and 2,600,000 of the Share Contribution subject to forfeiture are no longer forfitable at Closing (d) the surrender of the Class B Ordinary Share of BYTS and (e) the elimination of the historical accumulated deficit of BYTS of $10.89 million, the legal acquiree consisting of $18.10 million historical accumulated deficit as of September 30, 2023 plus the waived underwriting fee of $11.33 million discussed in adjustment 7 below and the transaction cost totaling $3.85 million discussed in note 4 above.

Class A ordinary shares reconciliation:
Class B converted to Class A at par	$912
Issuance of 13,417,089 shares at par	1,342
Forfeiture of Sponsor Class A share at par	(100)
Total Class A ordinary shares adjustment at par	$2,154

BYTS historical accumulated deficit elimination reconciliation in millions:
Historical accumulated deficit	$18.10
BYTS waived underwriting fee	(11.33)
BYTS transaction cost settled in cash	2.77
BYTS transaction cost settled in stock	3.38
Accrued transaction cost included in balance sheet	(2.02)
Total eliminated historical accumulated deficit	$10.90
Less historical Airship capital to be recapitalized	$(0.04)
Net impact to additional paid in capital	$10.86

(6)    To record the payment pursuant to the two non-redemption agreements, pursuant to which each of the non-redeeming shareholders agreed to (a) not redeem 1,000,000 Public Shares held by each party on the date of the non-redemption agreements in connection with the vote to amend BYTS’ Amended and Restated Memorandum and Articles of Association to extend the date by which BYTS has to consummate an initial Business Combination from March 23, 2023 to September 25, 2023 (the “First Extension” and such extended date, the “Extended Date”) and (b) vote their Public Shares in favor of the Extension presented by BYTS for approval by its shareholders. In connection with the foregoing, BYTS agreed to pay to each non-redeeming shareholder $0.033 per Share in cash, an aggregate of $66,000 per month through the Extended Date, resulting in a cash outlay of $0.44 million consisting of $0.04 million non-redemption agreement to related parties, $0.25 million non-redemption agreement on the balance sheet as of September 30, 2023 plus estimated $0.16 million expected to be paid through December 31, 2023 in connection with the Second Extension and the amendment to the Non-Redemption Agreement and the additional Non-Redemption Agreement entered into with Sponsor as described below.

Additional Non-Redemption Agreements

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the Closing Date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Amendment to Non-Redemption Agreement

In connection with the Second Extension, on September 14, 2023, BYTS entered into an amendment to the March 8, 2023 non-redemption agreement with one shareholder holding 1,000,000 Public Shares. In exchange for the shareholder’s agreement not to redeem its Public Shares in connection with the Second Extension and to vote in favor of the Second Extension, BYTS agreed to extend its obligation to pay such shareholder $0.033 per share in cash per month through March 25, 2024.

(7)    To record the effect of the underwriters agreement to waive the deferred underwriting commissions of $11.3 million, that was to be paid under the terms of the underwriting agreement, in the event of closing of a business combination with Airship AI Holdings, Inc.

(8)    To record the repayment of advances from related party at closing for the amount due as of September 30, 2023.

3.      Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2023 and the Twelve Months Ended December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations are as follows:

(A)    Derived from the unaudited condensed statement of operations of Airship AI for the nine months ended September 30, 2023.

(B)    Derived from the unaudited condensed statement of operations of BYTS for the nine months ended September 30, 2023.

(C)    Derived from the audited consolidated statement of operations of Airship AI for the year ended December 31, 2022.

(D)    Derived from the audited statement of operations of BYTS for the year ended December 31, 2022.

(1)    Represents an adjustment to eliminate interest income on investments held in the trust account as of the beginning of the period.

(2)    Represents an adjustment to recognize the effect of the pro forma balance sheet adjustment presented in Entry #(4) above in the aggregate amount of $4.88 million for the direct, incremental costs of the Business Combination attributed to $1.50 million of legal and profession fees associated to Airship AI and $3.38 million in advisory fees paid with common stock, assuming those adjustments were made as of the beginning of the fiscal year presented. As these costs are directly related to the Business Combination, they are not expected to recur in the income of the combined company beyond 12 months after the Business Combination.

(3)    Represents the stock-based compensation associated to the Earnout Shares. The Earnout Shares are being issued to employees or service providers of Airship AI, as such consideration was given to whether it should be viewed as a compensation arrangement under ASC 718, Stock compensation. The Earnout Shares have a service requirement and as such the shares were determined to fall under ASC 718. The milestones are anticipated to be achieved as such the value of the earn-out will be recognized evenly over the requisite service period of five years. The value of the earnout was determined using a Monte Carlo Model. The following assumptions were used in the simulation: Five year term, quoted prices as of September 30, 2023 of $10.67, volatility of 40.3%, discount rate of 4.60%, probability of meeting the federal law enforcement agency growth at 100%. Adjustment represents the annual compensation expense for the year ended December 31, 2022 and the six month expense for the nine month period ended September 30, 2023.

Earnout shares	5,000,000
Per share fair value	9.754
Total estimated grant date fair value	$48,769,051

Earnout period	5 years
Annual expense	9,753,810
Nine month expense	7,315,358

4.      Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of BYTS’s Public Shares:

	Pro Forma Combined Assuming No Additional Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Nine Months Ended September 30, 2023
Net loss	$(19,664,349)	$(19,664,349)
Weighted average shares outstanding – basic and diluted	23,714,495	22,540,891
Basic and diluted net loss per share	$(0.83)	$(0.87)

Year Ended December 31, 2022
Net loss	$(8,994,792)	$(8,994,792)
Weighted average shares outstanding – basic and diluted(1)	23,714,495	22,540,891
Basic and diluted net loss per share	$(0.38)	$(0.40)
Weighted average shares calculations, basic and diluted	Pro Forma Combined Assuming No Additional Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
BYTS Public Shareholders	1,173,604	—
Non-Redemption Agreement Holders	663,989	663,989
Sponsor	8,122,313	8,122,313
Existing Airship AI Shareholders	13,417,089	13,417,089
Other Third Party Stockholders	337,500	337,500
Weighted average shares outstanding – basic and diluted	23,714,495	22,540,891

____________

(1)      As Airship Pubco had a net loss on a pro forma combined basis, the outstanding Airship Pubco options of 4,625,035, Airship SARs of 1,762,006, Airship Warrants of 2,695,870, Airship convertible notes of 367,000 and the 5,000,000 in Earnout Shares as well as the BYTS outstanding Public Warrants of 16,184,626 to Public Shareholders and 515,000 BYTS Warrants held by the Sponsor have no impact to diluted net loss per share as they are considered anti-dilutive.

Information About BYTS

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to BYTS prior to the consummation of the Business Combination.

General

BYTE Acquisition Corp. is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. BYTS has neither engaged in any operations nor generated any revenue to date. Based on BYTS’ business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Significant Activities Since Inception

Our registration statement for our initial public offering was declared effective on March 17, 2021. On March 23, 2021, we consummated our IPO of 30,000,000 BYTS Units, at $10.00 per BYTS Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions. On April 7, 2021, the underwriter exercised their over-allotment option in part and purchased an additional 2,369,251 BYTS Units, generating additional gross proceeds of $23,692,510.

Simultaneously with the closing of the IPO, we consummated the private placement of 1,030,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million.

Upon the closing of the IPO (including the partial exercise of the over-allotment) and the Private Placement, $323.7 million ($10.00 per Unit) of the net proceeds of the sale of the BYTS Units in the IPO and certain of proceeds of the Private Placement were placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee. The Trust Account was initially invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. On February 10, 2023, to mitigate the risk of BYTS being deemed to be an unregistered investment company, BYTS moved its Trust Account from investments in securities to an interest-bearing bank deposit account.

On February 10, 2023, BYTS moved its Trust Account from investment in securities to an interest-bearing bank deposit account in accordance with SEC guidance.

BYTS initially had until March 23, 2023 to consummate an initial business combination. On March 16, 2023, BYTS held the First Extension Meeting whereby the shareholders approved amendments to the Cayman Constitutional Documents to extend the date by which BYTS must complete an initial business combination from March 23, 2023 to September 25, 2023, and to provide for the right of a holder of BYTS Class B Ordinary Shares to convert into BYTS Class A Ordinary Shares on a one-for-one basis prior to the closing of an initial business combination. In connection with the First Extension, shareholders holding an aggregate of 30,006,034 Public Shares exercised their right to redeem their shares for $10.22 per share of the funds held in the Trust Account, leaving approximately $24.1 million in the Trust Account after such redemption.

In connection with the First Extension, on March 8, 2023, BYTS entered into non-redemption agreements with certain of its existing shareholders holding BYTS Class A Ordinary Shares. Pursuant to such agreements, each shareholder party agreed to (a) not redeem 1,000,000 BYTS Class A Ordinary Shares held by them in connection with the Extension and (b) vote such shares in favor of the Extension. In connection with the foregoing, BYTS agreed to pay to each shareholder party $0.033 per share in cash per month through the Extended Date.

Effective as of March 27, 2023, pursuant to the terms of the Cayman Constitutional Documents, the Sponsor elected to convert each outstanding BYTS Class B Ordinary Share then held by it on a one-for-one basis into BYTS Class A Ordinary Shares.

On June 26, 2023, BYTS issued one Class B Ordinary Share to the Sponsor.

On June 27, BYTS entered into the Merger Agreement with Airship AI and Merger Sub.

On September 22, 2023, BYTS, Airship AI and Merger Sub entered into an amendment to the Merger Agreement to extend the outside date for completion of the Business Combination to the later of (x) September 25, 2023, (y) if the Second Extension is approved, March 26, 2024, or, (z) if a further extension to BYTS’ liquidation date is approved by BYTS shareholders, with Airship AI’s approval, to the last date for BYTS to consummate a business combination.

On September 22, 2023, BYTS held the Second Extension Meeting. At the Second Extension Meeting, BYTS shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which BYTS must complete an initial business combination, from September 25, 2023 to December 26, 2023 and to allow BYTS, without another shareholder vote, by resolution of the BYTS Board to further extend such date by three months until March 25, 2024 and (ii) remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the initial business combination. At the Second Extension Meeting, shareholders also re-elected Louis Lebedin as a Class I director of the BYTS Board. In connection with the Second Extension Meeting, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account.

The BYTS Units, BYTS Class A Ordinary Shares and Public Warrants are currently listed on Nasdaq under the symbols “BYTSU,” “BYTS” and “BYTSW,” respectively.

Effecting BYTS’ Initial Business Combination

General

BYTS is not presently engaged in and BYTS will not engage in, any substantive commercial business until it completes the Business Combination with Airship AI or another target business.

Fair Market Value of Target Business

The rules of Nasdaq require that BYTS must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of BYTS’ signing a definitive agreement in connection with its initial business combination. The BYTS Board determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

BYTS is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their Public Shares, regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold such Public Shares on the Record Date, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and the officers and directors of BYTS have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Parent Support Agreement, and waive its Redemption Rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them.

The Sponsor, which includes among its members each of the directors and officers of BYTS, owns 8,092,313 Founder Shares, 1,030,000 Private Placement Units, 570,555 Public Shares, and the sole outstanding BYTS Class B Ordinary Share (provided that in connection with the Non-Redemption Agreement and pursuant to SEC guidance, the Sponsor agreed not to vote the 570,555 Public Shares acquired by it on the proposals submitted hereby). As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 88.4% of the issued and outstanding BYTS Ordinary Shares and have the right to vote approximately 83.2% of the issued and outstanding BYTS Ordinary Shares.

Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Airship Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

Potential Purchases of Public Shares or Public Warrants

Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements. On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date. As of the date of this proxy statement/prospectus, the Sponsor has acquired 570,555 Public Shares pursuant to the Non-Redemption Agreement. Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BYTS Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor, the Airship Shareholders or our or their respective directors, officers, advisors or respective affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors or respective affiliates would waive their Redemption Rights. In the event that the Sponsor, the existing equity holders of Airship AI or BYTS or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.

The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the price of BYTS Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Proposed Transaction). If such transactions are effected, the consequence could be to cause the Proposed Transaction to be consummated in circumstances where such consummation could not otherwise occur.

Liquidation if No Business Combination

If BYTS has not completed the Business Combination with Airship Pubco by March 25, 2024 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, BYTS will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the 1,837,593 outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of BYTS’ remaining shareholders and the BYTS Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has entered into a letter agreement with BYTS, pursuant to which it waived its rights to liquidating distributions from the Trust Account with respect to BYTS Class B Ordinary Shares if BYTS fails to complete its business combination within the required time period. However, if the Sponsor owns any Public Shares, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if BYTS fails to complete its business combination within the allotted time period.

The Sponsor and BYTS’ directors and officers have agreed, pursuant to a written agreement with BYTS, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of BYTS’ obligation to allow for redemption in connection with BYTS’ initial business combination or to redeem 100% of its Public Shares if it does not complete its business combination by March 25, 2024 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless BYTS provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares.

BYTS expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing BYTS’ plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, BYTS may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the Trust Account could, however, become subject to the claims of BYTS’ creditors which would have higher priority than the claims of BYTS’ Public Shareholders. BYTS cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and BYTS — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in BYTS’ IPO)” and other risk factors contained herein. While BYTS intends to pay such amounts, if any, BYTS cannot assure you that BYTS will have funds sufficient to pay or provide for all creditors’ claims.

Although BYTS will seek to have all vendors, service providers (other than BYTS’ independent auditors), prospective target businesses and other entities with which BYTS does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of BYTS’ Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against BYTS’ assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, BYTS’ management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where BYTS may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where BYTS is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of BYTS’ Public Shares, if BYTS has not completed BYTS’ initial business combination within the required time period, or upon the exercise of a Redemption Right in connection with BYTS’ initial business combination, BYTS will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than BYTS’ independent auditors) for services rendered or products sold to us, or a prospective target business with which BYTS has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under BYTS’ indemnity of the underwriters of BYTS’ IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. BYTS has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and BYTS believes that the Sponsor’s only assets are securities of BYTS and, therefore, the Sponsor may not be able to satisfy those obligations. None of BYTS’ other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, BYTS’ independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While BYTS currently expects that BYTS’ independent directors would take legal action on BYTS’ behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that BYTS’ independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, BYTS cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and BYTS — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in BYTS’ IPO)” and other risk factors contained herein.

BYTS will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than BYTS’ independent auditors), prospective target businesses and other entities with which BYTS does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under BYTS’ indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

If BYTS files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency or bankruptcy law, and may be included in BYTS’ insolvency estate and subject to the claims of third parties with priority over the claims of BYTS’ shareholders. To the extent any insolvency claims deplete the Trust Account, BYTS cannot assure you BYTS will be able to return $10.00 per share to BYTS’ Public Shareholders. Additionally, if BYTS files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency or bankruptcy laws as a voidable performance. As a result, an insolvency or bankruptcy court could seek to recover some or all amounts received by BYTS’ shareholders. Furthermore, the BYTS Board may be viewed as having breached its fiduciary duty to BYTS’ creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. BYTS cannot assure you that claims will not be brought against us for these reasons.

BYTS’ Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) BYTS’ completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of BYTS’ obligation to allow redemption in connection with

BYTS’ initial business combination or to redeem 100% of the Public Shares if BYTS does not complete BYTS’ initial business combination by March 25, 2024 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the Public Shares if BYTS has not completed an initial business combination by March 25, 2024, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of BYTS Warrants will not have any right to the proceeds held in the Trust Account with respect to the BYTS Warrants.

Facilities

BYTS currently utilizes office space at 445 Park Avenue, 9th Floor, New York, NY 10022 from Sagara Group, LLC as its executive offices. BYTS considers its current office space, adequate for BYTS’ current operations.

Employees

BYTS currently has one officer. Members of BYTS’ management team are not obligated to devote any specific number of hours to BYTS’ matters but they intend to devote as much of their time as they deem necessary to BYTS’ affairs until BYTS has completed BYTS’ initial business combination. The amount of time that any members of BYTS’ management team will devote in any time period will vary based on whether a target business has been selected for BYTS’ business combination and the current stage of the Business Combination process.

Competition

If BYTS succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Airship’s competitors. BYTS cannot assure you that, subsequent to the Business Combination, Airship Pubco will have the resources or ability to compete effectively. Information regarding Airship Pubco’s competition is set forth in the sections entitled “Information about Airship — Competition.”

Legal Proceedings

There are no legal proceedings pending against BYTS.

Directors, Officers, Executive Compensation and Corporate Governance of BYTS Prior to The Business Combination

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Kobi Rozengarten	67	Executive Chairman Director
Samuel Gloor	36	Chief Executive Officer, Chief Financial Officer and Director
Vadim Komissarov	51	Director
Oded Melamed	56	Director
Louis Lebedin	65	Director

Kobi Rozengarten, our Executive Chairman, has over 35 years of experience in investment and management positions in the multinational and Israeli technology sector, with a focus on the fields of semiconductors, cloud computing, and enterprise software. Mr. Rozengarten has been the Chief Executive Officer of Rozengarten Management Ltd. since December 2008. Mr. Rozengarten has experience as a sponsor of various SPACs since 2019. As an entrepreneur, venture capitalist and board member, Mr. Rozengarten has led 12 start-ups with a total exit value of over $2.5 billion. Mr. Rozengarten served from 2007 to 2019 as a General Partner and then as Managing Partner in Jerusalem Venture Partners, a leading Israeli venture capital firm with $1.5 billion assets under management. In this capacity, Mr. Rozengarten led or co-led more than 25 deals and was instrumental in leading many of Jerusalem Venture Partners’ exits including the sale of Altair Semiconductor to Sony, CyOptics, Inc. to Avago, XtremIO to EMC and Dune Network to Broadcom Inc. From 1997 to 2007, Mr. Rozengarten served as a COO and President of Saifun Semiconductors Ltd., a leading provider of IP solutions for the non-volatile (Flash) memory market, and was responsible for the formulation and execution of the company’s business strategy and co-led its IPO on Nasdaq, raising $270 million at a valuation of $1 billion. From 1987 to 1996, Mr. Rozengarten held multiple positions, as VP of Operation and VP of Business Development with K&S, a US based leading supplier of equipment for the semiconductor industry, and was the Managing Director of Micro-Swiss, K&S’s subsidiary in Israel. Mr. Rozengarten began his career in 1983 as a programmer and Financial Controller at Elbit Systems Ltd., an Israel-based international defense electronics company. Mr. Rozengarten serves as a member of the Board of Governors of Technion. He holds B.Sc. and M.Sc. degrees in Industrial and Management Engineering from Technion and participated in an Executive MBA program at Stanford University.

Samuel Gloor has been our Chief Financial Officer since January 2021 and our Chief Executive Officer since November 2022. Mr. Gloor is an experienced investment banker that has transacted in the TMT, consumer, healthcare, industrial, oil & gas and specialty finance verticals. Since November 2020, Mr. Gloor has been the Founder and Managing Member of Sagara Group, LLC, where he specializes in strategic consulting and business services for growth-stage companies, alternative asset managers and others. From October 2018 to August 2020, Mr. Gloor was a member of the Financial Institutions Group at Nomura specializing in SPAC and Specialty Finance investment banking. From November 2014 to September 2018, Mr. Gloor was a member of the Advisory & Financing Group at Societe Generale Corporate & Investment Banking, where he provided event-driven bridge and term lending and capital structure advisory services to blue-chip corporate clients and completed several prominent financing transactions supporting M&A and corporate actions. Mr. Gloor received an M.Sc. in Accounting and Finance from the London School of Economics and Political Science in London, United Kingdom and a BBA from the Norwegian Business School in Oslo, Norway.

Vadim Komissarov, one of our directors, is a seasoned investment and merchant banker with over 20 years of international experience in technology and telecommunications, including advising companies in large investments in the high-tech telecom industry. Mr. Komissarov has been a Director and Chief Financial Officer of Trident Acquisitions Corp since April 2016, the Chief Executive Officer of Trident Acquisitions Corp since November 2020, and since May 2015, has been the Chief Executive Officer of VK Consulting. From April 2019 to November 2020, Mr. Komissarov was a Founder and Director of Netfin, which merged and completed a $250 million business combination with Triterras in November 2020. From 2014 through 2015, Mr. Komissarov represented The UMW Holdings Berhad as an Investment Advisor. From 1999 to 2014, Mr. Komissarov held senior level management positions with Russian investment banks such as Troika Dialog and Vnesheconombank. In his role as Executive Director of Globex Capital and Chairman of Vnesheconombank Capital Americas, Mr. Komissarov was responsible for its worldwide corporate finance practice from September 2009 to March 2014. Mr. Komissarov started his investment banking career in 1998 in New York working for international banks, including Merrill and BNY Mellon, handling private equity transactions and alternative dispute resolution programs for Eastern European clients. Mr. Komissarov holds an MBA degree from New York University’s Stern School of Business.

Oded Melamed, one of our directors, is an entrepreneur with over 30 years of experience in management positions in the Israeli high-tech sector. Mr. Melamed is currently the Chief Executive Officer of Quantum Source Labs Ltd., a company that develops a technology that will enable large-scale fault-tolerant, photonic quantum computers. From 2005 to 2019, Mr. Melamed was the founder and Chief Executive Officer of Altair Semiconductor, a leading semiconductor company in the cellular IoT space. The company was acquired by Sony in 2016 for $212 million. Prior to founding Altair Semiconductor, Mr. Melamed was Director of Cable Modem Communications at Texas Instruments from 1999 to 2005. In this role, he managed Altair Semiconductor after its acquisition by Texas Instruments, and played a key role in transitioning the business into profitability. From 1997 to 1999, Mr. Melamed was product line manager at Libit Signal Processing Ltd., an Israeli fabless semiconductor start-up company that developed CATV modems. Libit Signal Processing Ltd. was acquired by Texas Instruments in 1999 for $365 million. From 1995 to 1997, Mr. Melamed was with Motorola Solutions, Inc., and was involved in the development and deployment of the first CDMA cellular system in Israel. From 1989 to 1995, Mr. Melamed was an officer in the Israel Defense Force, Intelligence Corps. He holds B.Sc. and M.Sc. degrees in Electrical Engineering, Cum Laude, from Tel-Aviv University, and an EMBA degree from Kellogg-Recanati International Executive MBA program, Northwestern University/Tel-Aviv University.

Louis Lebedin, one of our directors, has over 25 years of banking experience with a proven track record of building and leading a world class business. From 2017 to 2019, Mr. Lebedin served as an advisor to Unio Capital LLC, an asset management firm, responsible for product development. From 2006 to 2012, Mr. Lebedin was global head of JP Morgan’s prime brokerage business, a leading provider of clearing and financing services for equity and fixed income hedge funds. He was responsible for defining and executing the strategy for the business, to expand its market share while continuing to meet the evolving needs of its hedge fund clients. From 2008 to 2012, Mr. Lebedin served on JP Morgan Clearing Corp.’s Operations Committee and the Equities Division’s Executive Committee. From 2001 to 2005, Mr. Lebedin was the chief operating officer and chief financial officer of Bear Stearns’s Global Clearing Services division. Mr. Lebedin joined the Clearance Division in 1988 assuming the role of controller before being promoted to chief financial officer in 1996. From 1980 to 1987, he worked at Coopers & Lybrand, rising to the level of audit manager specializing in financial services. Mr. Lebedin holds a B.S. in accounting from Syracuse University, and he earned his CPA license in 1982.

Number, Terms of Office and Appointment of Directors and Officers

The BYTS Board consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Lebedin, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Melamed and Gloor, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Messrs. Komissarov and Rozengarten, will expire at the third annual meeting of shareholders.

Our officers are appointed by the BYTS Board and serve at the discretion of the BYTS Board, rather than for specific terms of office. The BYTS Board is authorized to appoint officers as it deems appropriate pursuant to the Cayman Constitutional Documents.

Director Independence

The rules of the Nasdaq require that a majority of the BYTS Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The BYTS Board has determined that each of Messrs. Komissarov, Melamed and Lebedin are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we pay Sagara Group, LLC $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. We may elect to make payment of customary fees to members of the BYTS Board for director service. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by BYTS to our Sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from Airship Pubco. We have not established any limit on the amount of such fees that may be paid by Airship Pubco to our directors or members of management. It is unlikely the amount of such compensation will be known prior to the Closing, because the directors of Airship Pubco will be responsible for determining officer and director compensation.

Any compensation to be paid to our officers will be determined, or recommended to the BYTS Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the BYTS Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the BYTS Board

The BYTS Board currently has two standing committees: an audit committee and a compensation committee. Each committee operates under a charter that has been approved by the BYTS Board and has the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Komissarov, Melamed and Lebedin serve as the members of the audit committee, and Mr. Komissarov chairs the audit committee. All members of our audit committee are independent directors under Nasdaq corporate governance rules and Rule 10A-3 of the Exchange Act.

Each member of the audit committee is financially literate and the BYTS Board has determined that Mr. Komissarov qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the firm has with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Komissarov and Melamed serve as the members of the compensation committee, and Mr. Melamed chairs the compensation committee. All members of our compensation committee are independent under Nasdaq corporate governance rules.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

•        reviewing and making recommendations to the BYTS Board with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment of customary fees we may elect to make to members of the BYTS Board for director service and payment to an affiliate of our Sponsor of $10,000 per month for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations Process

BYTS does not have a standing nominating committee though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the BYTS Board. The BYTS Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, BYTS does not have a nominating committee charter in place.

The BYTS Board will also consider director candidates recommended for nomination by their shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting of shareholders). BYTS shareholders that wish to nominate a director for election to the BYTS Board should follow the procedures set forth in BYTS’ Cayman Constitutional Documents.

Compensation Committee Interlocks and Insider Participation

None of the officers of BYTS currently serves, and in the past year has not served, as a member of the compensation committee of another entity, one of whose officers served on the BYTS Board.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (“Code of Ethics”). A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

How to Obtain the Code of Ethics and Committee Charters

BYTS has filed copies of its code of ethics, audit committee charter and compensation committee charter as exhibits to its registration statement filed in connection with its IPO. You may review these documents by accessing its public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request. See “Where You Can Find More Information”.

Conflicts of Interest

In considering the recommendations of the BYTS Board to vote for the Business Combination, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a BYTS shareholder. See “The Business Combination Proposal — Certain Interests of BYTS’ Directors and Officers and Others in the Business Combination.”

BYTS has renounced its interest or expectancy in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of BYTS and such opportunity is one BYTS is legally and contractually permitted to undertake and would otherwise be reasonable for BYTS to pursue and to the extent the director or officer is permitted to refer that opportunity to BYTS without violating another legal obligation. Further, BYTS’ officers and directors presently have and any of them in the future may have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Given the substantial target universe considered by BYTS’ management team, which included the consideration of approximately 140 potential business combination targets, initial contact with representatives of approximately 60 potential business combination candidates, NDAs with approximately 40 potential business combination candidates, and LOIs with 5 potential business combination targets, we believe there were no such corporate opportunities that were not presented as a result of these provisions in the Cayman Constitutional Documents or the existing fiduciary or contractual obligations of our officers and directors to other entities.

Below is a table summarizing the entities to which the executive officers and directors of BYTS currently have fiduciary duties or contractual obligations:

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Kobi Rozengarten	Board of Governors, Technion	University	Member
Samuel Gloor	Sagara Group, LLC	Consulting and Business Services	Founder and Managing Member
Vadim Komissarov	VK Consulting Group Trident Acquisitions Corp	Consulting Firm Technology Investment	Founder and CEO Director, CEO and CFO
Oded Melamed	Quantum Source Labs Ltd.	Photonic quantum computation technology	Director, CEO

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BYTS

References to “our,” “us” or “we” refer to BYTE Acquisition Corp. The following discussion and analysis of BYTS’ financial condition and results of operations should be read in conjunction with the BYTS financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Our registration statement for our initial public offering was declared effective on March 17, 2021. On March 23, 2021, we consummated our IPO of 30,000,000 BYTS Units, at $10.00 per BYTS Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions. On April 7, 2021, the underwriter exercised their over-allotment option in part and purchased an additional 2,369,251 BYTS Units, generating additional gross proceeds of $23,692,510.

Simultaneously with the closing of the IPO, we consummated the private placement of 1,030,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million.

Upon the closing of the IPO (including the partial exercise of the over-allotment) and the Private Placement, $323.7 million ($10.00 per Unit) of the net proceeds of the sale of the BYTS Units in the IPO and certain of proceeds of the Private Placement were placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee. The Trust Account was initially invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. However, to mitigate the risk of BYTS being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on February 10, 2023, BYTS instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account until the earlier of consummation of BYTS’ Business Combination or liquidation.

If we are unable to complete our initial business combination by the Extended Date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the BYTS Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

First Extension

BYTS initially had until March 23, 2023 to consummate an initial business combination. On March 16, 2023, BYTS held the First Extension Meeting whereby the shareholders approved amendments to the Cayman Constitutional Documents to extend the date by which BYTS must complete an initial business combination from March 23, 2023 to September 25, 2023 and to provide for the right of a holder of BYTS Class B Ordinary Shares to convert into BYTS Class A Ordinary Shares on a one-for-one basis prior to the closing of an initial business combination. In connection with the First Extension, shareholders holding an aggregate of 30,006,034 Public Shares exercised their right to redeem their shares for

$10.20 per share of the funds held in the Trust Account, leaving approximately $24.1 million in the Trust Account after such redemption. Subsequently, it was determined that the redemption value per share was approximately $10.22 per share, or an aggregate total of $306,691,945 of the funds held in the Trust Account resulting in a secondary distribution to the redeeming shareholders of approximately $0.02 per share, or an aggregate total of $584,958.

Non-Redemption Agreements

On March 8, 2023, BYTS entered into non-redemption agreements with certain of its existing shareholders holding BYTS Class A Ordinary Shares. Pursuant to such agreements, each shareholder party agreed to (a) not redeem 1,000,000 BYTS Class A Ordinary Shares held by them in connection with the Extension and (b) vote such shares in favor of the Extension. In connection with the foregoing, BYTS agreed to pay to each shareholder party $0.033 per share in cash per month through the Extended Date.

Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements.

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the Closing Date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

In connection with the Second Extension, on September 14, 2023, BYTS entered into an amendment to the March 8, 2023 non-redemption agreement with one shareholder holding 1,000,000 Public Shares. In exchange for the shareholder’s agreement not to redeem its Public Shares in connection with the Second Extension and to vote in favor of the Second Extension, BYTS agreed to extend its obligation to pay such shareholder $0.033 per share in cash per month through March 25, 2024.

Class B Conversion

Effective as of March 27, 2023, pursuant to the terms of the Cayman Constitutional Documents, the Sponsor elected to convert each outstanding BYTS Class B Ordinary Share then held by it on a one-for-one basis into BYTS Class A Ordinary Shares.

Merger Agreement

On June 27, 2023, BYTS entered into the Merger Agreement with Merger Sub and Airship AI, and on September 22, 2023, BYTS, Airship AI and Merger Sub entered into an amendment to the Merger Agreement. See “Business Combination Proposal — The Merger Agreement” for more information.

Parent Support Agreement

In connection with the execution of the Merger Agreement, BYTS entered into the Parent Support Agreement with the Sponsor and Airship AI. See “Business Combination Proposal — Parent Support Agreement” for more information.

Company Support Agreement

In connection with the execution of the Merger Agreement, BYTS entered into a support agreement with Airship AI and certain shareholders of Airship AI. See “Business Combination Proposal — Company Support Agreement” for more information.

Issuance of Class B Share

On June 26, 2023, BYTS issued one BYTS Class B Ordinary Share in connection with the Domestication Proposal. See “The Domestication Proposal.”

Second Extension

On September 22, 2023, BYTS held the Second Extension Meeting. At the Second Extension Meeting, BYTS shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which BYTS must complete an initial business combination, from September 25, 2023 to December 26, 2023 and to allow BYTS, without another shareholder vote, by resolution of the BYTS Board to further extend such date by three months until March 25, 2024 and (ii) remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the initial business combination. At the Second Extension Meeting, shareholders also re-elected Louis Lebedin as a Class I director of the BYTS Board. In connection with the Second Extension Meeting, shareholders holding an aggregate of 525,624 BYTS Class A Ordinary Shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Trust Account.

Results of Operations

Our entire activity since inception through September 30, 2023 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2023, BYTS had net loss of approximately $1.5 million, which primarily consisted of approximately $800,000 of losses from operations and a noncash loss of approximately $1.0 million resulting from changes in fair value of derivative warrant liabilities, offset by interest earned from investments held in the Trust Account of approximately $307,000 and interest income from the bank account of approximately $2,000.

For the nine months ended September 30, 2023, BYTS had net loss of approximately $2.1 million, which primarily consisted of approximately $3.4 million of losses from operations and a noncash loss of approximately $2.5 million resulting from changes in fair value of derivative warrant liabilities, offset by of interest earned from investments held in the Trust Account of approximately $3.7 million and interest income from the bank account of approximately $17,000.

For the three months ended September 30, 2022, BYTS had net income of approximately $1.5 million, which primarily consisted of a noncash gain of approximately $0.3 million resulting from changes in fair value of derivative warrant liabilities and income from investments held in the Trust Account of approximately $1.4 million, partially offset by approximately $268,000 of general and administrative expenses, including $30,000 of general and administrative expenses to related parties.

For the nine months ended September 30, 2022, BYTS had net income of approximately $8.7 million, which primarily consisted of a noncash gain of approximately $7.7 million resulting from changes in fair value of derivative warrant liabilities and income from investments held in the Trust Account of approximately $1.9 million, partially offset by approximately $905,000 of general and administrative expenses, including $90,000 of general and administrative expenses to related parties.

For the year ended December 31, 2022, BYTS had net income of approximately $10.6 million, which primarily consisted of a noncash gain of approximately $7.5 million resulting from changes in fair value of derivative warrant liabilities and income from investments held in the Trust Account of approximately $4.5 million, partially offset by approximately $1.4 million of general and administrative expenses, including $120,000 of general and administrative expenses to related parties.

For the period from January 8, 2021 (inception) through December 31, 2021, BYTS had net income of approximately $5.0 million, which primarily consisted of a noncash gain of approximately $6.9 million resulting from changes in fair value of derivative warrant liabilities and income from investments held in the Trust Account of approximately $24,000, partially offset by approximately $845,000 of offering costs associated with derivative warrant liabilities, and $1.0 million of general and administrative expenses, including $100,000 of general and administrative expenses to related parties.

Liquidity, Capital Resources and Going Concern Consideration

As of September 30, 2023, BYTS had cash of $18,752. As of December 31, 2022, BYTS had cash of $1.1 million. BYTS’ liquidity needs prior to the consummation of the Initial Public Offering had been satisfied through a payment of $25,000 from the Sponsor to cover certain expenses on our behalf in exchange for the issuance of the Founder Shares, a loan under a note agreement from our Sponsor of approximately $149,000 (the “Note”), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. BYTS fully repaid the Note on March 25, 2021. In addition, in order to finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. As of September 30, 2023 and December 31, 2022, there were no amounts outstanding under any working capital loans.

In connection with BYTS’ assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition and mandatory liquidation and subsequent dissolution raises substantial doubt about BYTS’ ability to continue as a going concern. Management continues to seek to complete the Business Combination prior to the Extended Date. No adjustments have been made to the carrying amounts of assets or liabilities should BYTS be required to liquidate after the Extended Date. The financial statements do not include any adjustment that might be necessary if BYTS is unable to continue as a going concern.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than, an agreement to pay the Sagara Group, LLC, which is a company controlled by Mr. Gloor, a monthly fee of $10,000 for office space, utilities and secretarial, and administrative and support services. We began incurring these fees on March 23, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

Pursuant to the Underwriting Agreement, the underwriters are entitled to a deferred fee of $0.35 per BYTS Unit sold in the IPO, or $11,329,238 in the aggregate. Citi agreed to allocate a portion of its deferred underwriting commission to BRS. The deferred fee was to become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the Underwriting Agreement. On May 30, 2023, Citi waived its entitlement to receive payment of the deferred underwriting commissions in the event of the Closing of the Business Combination with Airship AI. Accordingly, neither Citi nor BRS will receive any portion of the $11,329,238 deferred underwriting fee at the Closing.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants and forward purchase agreements, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The BYTS Warrants issued in connection with the Initial Public Offering and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in BYTS’ statements of operations. The initial estimated fair value of the warrants was measured using a Monte Carlo simulation. The subsequent estimated fair value of the Public Warrants is based on the listed price in an active market for such warrants while the fair value of the Private Placement Warrants continues to be measured using a Monte Carlo simulation.

Class A Ordinary Shares Subject to Possible Redemption

We account for BYTS Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480. BYTS Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable BYTS Class A Ordinary Shares (including BYTS Class A Ordinary Shares that feature Redemption Rights that are either within the control of the holder or subject to Redemption upon the occurrence of uncertain events not solely within BYTS’ control) are classified as temporary equity. At all other times, BYTS Class A Ordinary Shares are classified as shareholders’ equity. BYTS’ Public Shares feature certain Redemption Rights that are considered to be outside of BYTS’ control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2023 and December 31, 2022, 1,837,593 and 32,369,251 BYTS Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Effective with the closing of the Initial Public Offering (including sale of the over-allotment units), we recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net (Loss) Income per Ordinary Share

We have two classes of shares, which are referred to as Class A ordinary shares subject to possible redemption and non-redeemable Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is calculated by dividing the net (loss) income by the weighted average of ordinary shares outstanding for the respective period. The calculation of diluted net (loss) income per ordinary shares does not consider the effect of the BYTS Warrants issued in connection with the Initial Public Offering (including sale of the over-allotment units) and the Private Placement to purchase an aggregate of 16,699,626 BYTS Ordinary Shares in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net (loss) income per share is the same as basic net (loss) income per share for the period ended September 30, 2023 and December 31, 2022. Accretion associated with the redeemable Class A ordinary shares is excluded from net (loss) income per share as the redemption value approximates fair value.

Recent Accounting Standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 - Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. BYTS adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have an impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements and Contractual Obligations

As of September 30, 2023 and December 31, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

Information About Airship AI

Unless the context otherwise requires, references in this “Information About Airship AI” to “we”, “our” and “the Company” refer to the business and operations of Airship AI and its consolidated subsidiaries prior to the Business Combination and to Airship Pubco and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

We are a robust AI-driven data management platform that solves complex data challenges for large institutions operating in dynamic and mission-critical environments with rapidly increasing volumes of data being ingested from a similarly rapidly growing number of data sources.

We solve these challenges by structuring “dark” or unstructured data at the edge, the location at which the data is generated and collected, and leveraging purpose-built AI models. Unstructured, or “dark” data, which is typically categorized as qualitative data, cannot be processed and analyzed via conventional data tools and methods. Conversely, structured data, typically categorized as quantitative data, is highly organized and easily decipherable by machine learning algorithms.

Structuring and then analysing data using AI models at the edge, versus transmitting the data from the edge back to a central processing location for structuring and analysis, enables real-time decision making and data-driven operational efficiency.

We specialize in ingesting all available metadata from edge-based sensors used by government and law enforcement agencies around the world, including surveillance cameras (video), audio, telemetry, acoustic, seismic, and autonomous devices, along with large commercial corporations with fundamentally similar capabilities and requirements.

Data generated by these edge-based sensors, including video, can then be run through our trained AI models to detect objects present within the video frame. Once an object is detected, for example an automobile, additional identifying characteristics of the object can be extracted from the image including the license plate characters and the make, model, and color of the automobile. This process of analyzing, logging and categorizing ingested data is referred to as “structuring” the data.

Airship AI’s software allows customers to view structured data both in real-time as well as to conduct searches on the structured data at a later point in time. Real-time structured data use includes, for example, alarms on a specific license plate or a specific make, model or color of automobile. Non-real-time structured data use includes, for example, searching a database of video data that has been previously ingested and stored to find instances of a particular license plate being visible, along with other logged vehicle characteristics such as make, model and color of an automobile.

Additional edge deployed AI models enable similar object detection and recognition of common and custom trained objects, such as an aircraft, boat, person, animal, bag, or weapon. Airship AI’s models provide similar data points for these object types allowing analysts the ability to be notified in real-time of the detection of a specified object and similarly search for historically detected objects. Examples include detecting aircrafts and boats along with their respective tail numbers and hull registration numbers.

Our AI modelling process starts with pre-trained AI models from our technology ecosystem partners which we then customize using proprietary datasets tailored towards our customers unique workflow requirements. Where customers have pre-existing AI models or engines, we integrate those models or engines into our edge platform allowing customers to leverage proprietary models within the Airship AI software ecosystem.

Our primary offerings include Outpost AI, Acropolis, and Airship Command. Our offerings allow customers to manage their data across the full data lifecycle, when and where they need it, using a highly secure permissioned based architecture.

Outpost AI is our edge hardware and software offering that is purpose built to structure and analyze data efficiently and effectively at the source using Airship AI trained models. Once structured, Outpost AI securely encodes the data and streams it to Acropolis for further processing. In the automobile example, Outpost AI will process the unstructured and unlabeled video data into structured data including images of vehicles, images of plates, make, model, color, locations and plate numbers, as well as confidence levels on the structured results.

Acropolis is our enterprise management software suite which serves as the backbone of our software ecosystem. Acropolis allows customers with a handful of devices or hundreds of thousands of devices to manage their user and install base efficiently and securely from a single graphical user interface. Acropolis can be installed and managed locally (on-premises) as well as in cloud/multi-cloud-based system architectures. Acropolis can work with structured and unstructured data. In the scenario where Outpost AI processes the unstructured video of vehicles into images, plate numbers and other structured data, Acropolis will compare the structured data against customer repositories of structured data in order to add labels to results for user attention. Here, Acropolis leaves the initial processing of unstructured data to the edge device (Outpost AI) and handles additional labeling which requires bigger centralized datasets. Where Acropolis is receiving unstructured data as input from devices, it will do the initial processing of unstructured to structured data similar to what Outpost AI does at the edge before any additional labelling. This holistic approach allows customers to leverage the benefits of both edge and back-end data structuring and analysis in a “single-pane-of-glass” approach.

Airship Command then allows the customer to view the final labelled data which can be presented in real-time or as search results, as alerts, in automatically updating lists or on maps. In the vehicle example, Airship Command can present alarms on specific filters such as specific plates, intelligent partial matches, make, model, color and any combination thereof, as well as searches using the same filters against character recognition and vehicle characteristics results.

Airship Command is our suite of visualization tools that allow customers to interact with their data and devices securely and efficiently. Customer data interaction may include receiving and viewing an alarm triggered by an AI detected event at the edge on a mobile phone, or receiving and viewing events from thousands of edge devices spread across multiple different locations on a large video wall in a Security Operations Center (SOC). Our visualization tools span applications for workstations, web-based browsers, and applications for mobile handheld devices ensuring our customers data is never out of their immediate reach.

We apply AI across the entire offering suite, ensuring that we are extracting as much value from our customers’ existing and emerging data as possible. Whether it is using machine learning to train new models for deployment at the edge, or using a rules-based approach to detect anomalies based on data generated by machine learning models, we are constantly expanding and evolving our AI capabilities.

Our offerings are used by some of the largest government agencies and commercial organizations in the world. While we are heavily focused on continuing to grow market share in the United States, our offerings are currently deployed around the world, with significant room to grow in both the governmental and commercial markets.

Our typical customer engagement is a multi-year contractual agreement, an agreement which includes our core offerings as well as professional services, technical support, and software maintenance, which we expect will result in predictable, long-term recurring revenue. Our history shows that organizations that have chosen to partner with Airship AI stick with Airship AI.

Since our inception, we have operated as a 100% employee-owned bootstrapped company with no outside investment, operating in a fiscally conservative model. As a U.S. based company, we operate in high growth areas, namely the intersection of public safety and AI, with a combined $7 billion edge AI hardware and software addressable market.

In 2022, we generated $14.5 million of revenue with 58% gross margin with positive EBITDA. We entered 2023 with $5.5 million of bookings and billings and $162.9 million in our pipeline, consisting predominantly of large U.S. government contracts, with further room to grow, especially in the commercial sector.

Our customers trust us to collect and analyze vast amounts of data in real-time as well as make it available to their users when they need it, where they need it, as securely as possible. We believe our offerings are purpose built from the ground up to help ensure we continue to meet or exceed these expectations.

Our Industry

We believe a robust digital transformation strategy is imperative today for companies to discover new revenue opportunities, gain competitive advantages, and create efficient business operations. Whether companies are established brick and mortar operations with large disparate operational footprints and user bases or newer entrants to the marketplace with centralized operations, the need to ingest and process data efficiently and effectively is critical.

Nowhere across the digital data lifecycle is transformation occurring at a greater rate and pace than at the edge. While the advantages of operating at the edge are clearly recognized, it is only recently that physical technology has caught up with the virtual capabilities software has to offer. These advancements include the shrinking size of processors capable of performing advanced analytics at the edge and networking advancements such as 5G that can efficiently move the data processed at the edge (in real-time).

With these advancements, the ability to move data processing workloads to the edge and achieve true digital transformation has started to become reality. To achieve the full value of this transformation, we must be able to do the following key technical attributes at the edge:

•        Structure data and analyze it in real-time,

•        Extract value from the analyzed data in real-time,

•        Securely transmit the usable data to the consumers who need it in real-time, and

•        Securely retain all data at the edge for regulatory/evidentiary purposes.

Achieving these end-states at the edge should allow companies to substantially reduce the time needed to make decisions that affect operations across their environment, in some cases in a predictive manner. This ability to make real-time decisions using data analyzed at the edge can transform operations across industry and government by improving public safety, tailoring predictive maintenance, improving quality control, mitigating organized retail crime, and providing more efficient operations, which drive better customer experiences and operational outcomes.

In addition to the benefits achieved by increasing the speed and efficiency at which decisions can be made by offloading workflow and AI capabilities to the edge, significant cost benefits such as reduced operational costs associated with moving data across networks, processing and analyzing data using traditional massive backend servers and processors, and storage costs for extraneous data that is not valuable. Data security is also greatly enhanced, as are regulatory and compliance requirements for data, when compared to legacy data center approaches to data management.

Similarly, transformative changes are happening between edge and the cloud, leveraging applications that allow you to interact with your data wherever it resides, at the edge, on-premises, and/or in the cloud. True digital transformation can then be fully achieved when you have the “single pane of glass” interface that brings all your data together, securely, and efficiently, structured and analyzed, when and where the data consumer needs it.

Our Solution

Airship AI’s platform today is used across multiple verticals and markets, including commercial and government, and small and enterprise. Our products are purpose-built to be scalable and flexible, operating in the environments our customers are in today as well as where they want to be tomorrow. Our software can be installed in air-gapped stand-alone environments as well as enterprise-wide federated environments with countless devices, users, and end-points where data is aggregated and consumed. Our software is installed on bare-metal servers on-premises, in data centers, and in the cloud, as well as in physical and virtualized environments.

Our software is also designed to replace existing capabilities as well as augment and/or enhance existing capabilities, from sensors to IT infrastructure to analytics. In many cases, our customers are able to achieve greater functionality out of existing capabilities through our unique approach to sensor integration and fusion than they could through the OEM manufacturers offerings, further improving ROI on existing infrastructure and cost-savings on planned future technology.

Our primary product offering is our software operating system, Airship Acropolis, supported by our edge (Airship Outpost AI) and end point visualization (Airship Command) offerings. Within Airship Acropolis, we have two variations, our commercial offering (Acropolis Commercial) and our government offering (Acropolis Law). While both variations are derived from the same code base, each is tailored towards specific workflow and operational requirements for their respective customer environments.

•        Acropolis Commercial.    We built this platform first, supporting a variety of small and medium businesses across various commercial verticals, including schools, hospitals, casinos, logistics, and retail establishments. Our growth led us to larger commercial entities where we branched out from a standalone platform managing small numbers of cameras to an enterprise platform capable of managing hundreds of thousands of cameras and users from a single graphical user interface. Acropolis Commercial continues to support our commercial customers’ requirements today.

•        Acropolis Law.    We built this platform based on the success of our commercial offering and we have grown our customer base to include agencies across the law enforcement, defense, and intelligence sectors, with dozens of custom sensor integrations and unique workflows allowing agencies to break down data sharing silos when operating standalone or in joint interagency environments.

Our edge platform, Airship Outpost AI, can be used in a standalone environment as well as pointed back to Airship Acropolis. Outpost AI primarily ingests either single or multiple feeds and using edge inference AI analyzes each feed for specific defined data parameters to alert on. All data is then encoded and streamed back to Acropolis securely for downstream visualization as well as further processing and/or analysis.

Our end point visualization platforms, Airship Command, consists of a thick client application, a web-based thin client, and our iOS and Android applications. Each of these visualization applications provides users the opportunity to securely view and interact with data being managed by Acropolis and control sensors/devices at the edge. Airship Command is the “single pane of glass” solution customers need.

Our professional services include custom model training for customers using their proprietary and sensitive data, on-site and/or remote engineering services supporting customer deployments and operations, as well as custom integrations and workflow enhancements aimed at creating additional operational efficiencies in their environments.

Our support and software maintenance agreements (“SMA”) create recurring revenue opportunities for the life of the contract and include options for general support as well as dedicated support through cleared individuals (up to the Top Secret clearance level). Our SMA provides customers access to new releases, patches, and other software updates as they are made public.

Our Customer Base

Our market-entry strategy has been to build enduring partnerships with large early adopters, or lighthouse customers, primarily in the United States. We believe these lighthouse customers serve as validation of our capabilities to other potential customers in similar and adjacent verticals by demonstrating the value and operational efficiencies our platform provides. From our first lighthouse customer in the commercial space, we have successfully expanded our footprint to include additional enterprise customers in the commercial market, as well as numerous federal, military, and intelligence agencies across the U.S. government.

After our initial contract is established, our customers tend to expand their use of our products and services, as they realize the efficiency and value provided. We also tend to see rapid expansion into adjacent buying entities within the customer, allowing them to break down data silos between functional areas that have historically existed, through the sharing of data securely and efficiently across network and operational domains.

We believe there are substantial opportunities to leverage work done for our existing lighthouse customers in the commercial and government sectors, where we continue to see growing parallels around operational needs and the technology capabilities we provide that can solve them.

Revenue Mix

Historically, a majority of our product revenue has consisted primarily of a bundled hardware and software product and to date we have sold or licensed a minimal amount of standalone software. In the future, we expect to see more delivery of our products using a cloud based software solution which will allow us to create additional subscription revenue.

We expect to capitalize on the significant investments made over the last several years by refining our enterprise software platform for federated users in our defined customer verticals and completing the development of our AI driven edge hardware platform running our proprietary edge software and analytic platform.

These investments have positioned us to not only significantly grow market share at higher margins in these existing verticals but to also find and/or create opportunities in greenfield spaces where the benefits of AI are just starting to emerge.

Competitive Strengths

We believe that our approach to providing a holistic data management solution that leverages AI is the key to our future success, as much as the foresight to build a scalable and federated data management backend was when we first started our company. Our software and capabilities are more than just tools in a customer’s toolbox, they are integral parts of their day-to-day operational workflow and equally ingrained into their operational processes.

•        Single Pane of Glass Platform:    Our platform brings together disparate edge generated data into one place, structured and unstructured, allowing our customers the ability to visualize multiple analyzed data forms in a true “single pane of glass.” This approach substantially reduces the infrastructure, human and physical, that has been historically needed to view and extract operational value from the customers’ data.

•        Superior Customer Experience:    Our direct approach to customer engagements enables our team to manage the entire customer experience, starting with the first platform demonstration and continuing through installation and long-term employment. This is key to our goal to build partnerships with our customers, which we equate to potential long-term recurring revenue engagements with strong opportunities for expansion within the organization.

•        Ease of Use and Adoption:    Our solution is architected such that it can be installed in as little as one hour with minimal direct engagement or support needed, yet ready to support operational engagements of a handful of users and devices to thousands of users and tens of thousands of attached devices. Everything within the architecture is purpose built to be intuitive and straightforward, allowing users to become operationally proficient in short order with limited training.

•        Hardened and Secure Platform:    As a U.S. owned and operated company, our offerings are compliant with the National Defense Authorization Act (“NDAA”), the Commercial Software and the Trade Agreements Act (“TAA”), and the Buy American Act. Thus, cybersecurity and safeguarding data at rest and in transit is factored into everything we do, resulting in our platform having been accredited with numerous Authorities to Operate (“ATO”) for U.S. government agencies for on-premise deployments as well at the Fed Ramp high impact level in the secure cloud. This allows us to bring government-grade security to the larger commercial sector.

•        Significant Cost Savings:    Our edge solution enables customers to add AI capabilities to their existing IT infrastructure, allowing them to immediately recognize the operational benefits of our AI platform without having to add expensive backend servers. Additionally, our open approach to edge sensors and devices allows customers to extract the full value out of their existing devices compared to the more common industry standard rip and replace approach.

Market Opportunity

Airship AI serves a large and rapidly growing addressable market. We determined the total addressable market (“TAM”) based upon publicly-available third-party industry reports on the current and projected markets for edge AI hardware and software offerings as well as federal, state, and local grants and set-aside funding for law enforcement, public safety, and community violence intervention efforts.

In addition to the $7 billion combined edge AI hardware and software addressable market by 2029, growing at a blended compounded average growth rate (“CAGR”) of 21.8%, for 2023 alone the U.S. government has set aside $3.2 billion in discretionary resources for state and local grants and $30 billion in mandatory resources to support law enforcement, crime prevention, and violence intervention, based on The President’s Budget for Fiscal Year 2023.

We believe our existing product market fit in the law enforcement vertical supported by our rapidly growing edge AI hardware and software offerings positions us well in this market. We plan to take advantage of this nexus market opportunity by targeting the larger state and local public safety marketplaces as well as commercial customers where our edge AI platform can allow them to participate in joint public-private ventures to improve public safety for their larger communities.

We expect that our market opportunity will continue to grow as we expand our edge AI hardware and software capabilities allowing us to serve our customers more broadly across their operations.

Growth Strategy

For FY 2023, we started with a pipeline of $162 million, consisting largely of U.S. government agency contracts. The opportunities that make up this pipeline include opportunities for expansion within existing agencies as well as new opportunities within the agency and/or new agencies themselves. While many of these opportunities are multi-year engagements which are expected to be highly competitive, they represent years of work of developing the opportunity around our unique value proposition and differentiators in support of a sole source award or to position Airship AI as the company to beat.

While this pipeline represents the path for substantial growth over the next 12-18 months, we are executing a number of strategies which we believe will bring our value proposition to a broader audience in the United States and abroad.

•        Embrace Existing Direct Routes to Market While Building A Channel Program:    Our focus in the near term is to continue building and expanding relationships with existing customers who we enjoy direct relationships with, while we build partnerships with global integrators who bring capabilities outside our core competencies along with access and placement to customers and verticals which we do not currently enjoy. We believe that these strategies can not only co-exist but be mutually beneficial.

•        Expand Our Technology Partnerships and Integrations:    Our focus remains on providing a best of breed “single pane of glass” solution for our customers data management challenges, which entails expanding our existing technology partnership ecosystem within our existing customer framework, as well as adjacent verticals. We believe this will drive new customer acquisitions as well as help expand our distribution capability into spaces our partners already participate.

•        Commercial Expansion:    Based on our existing lighthouse customers and the rapid acceleration of AI in solving public safety and operational challenges, we see significant opportunities for expansion of our platform in the broader commercial marketplace. While we see opportunities across multiple industry verticals, our focus in the short term will be on those verticals that can immediately benefit from the work already done, significantly reducing additional development efforts along with shortening the sales cycle. These verticals include infrastructure, transportation, logistics, and retail.

•        Strategic M&A Activities:    As part of our commercial landing and government expansion strategies, we plan to focus on strategic acquisition targets with complimentary technologies that can rapidly accelerate existing development efforts or add new capabilities to our platform that are supportive of our existing technology partnerships and routes to market strategies.

Corporate Information

We employed forty seven employees as of September 30, 2023 and are headquartered in Redmond, WA and are supported by a growing team at our Customer Center of Excellence located in Charlotte, NC as of January 2021. We employed seven research and development personnel in Taiwan as of September 30, 2023. Our website is www.airship.ai. The information contained on, or that can be accessed through our website is not incorporated into and is not a part of this proxy statement/prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

Legal Proceedings

We may become involved in actions, claims, litigation, and other legal proceedings occurring in the ordinary course of its business from time to time, including assertions by third parties relating to intellectual property infringement, contract or warranty breaches, or employment-related matters. We are not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in our favor, would have a major adverse effect on our business, financial condition, or results of operations, either individually or in the aggregate.

Intellectual Property

We do not have any patents and instead rely on trade secrets and know-how in the development of our business. Although large technology companies use patent portfolios as a means of strategic and legal deterrence, we believe it is more advantageous not to disclose our proprietary know-how.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI

The following discussion and analysis provides information that Airship AI’s management believes is relevant to an assessment and understanding of Airship AI’s consolidated results of operations and financial condition. The discussion should be read together with Airship AI’s historical audited annual consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and Airship AI’s unaudited interim condensed consolidated financial statements as of September 30, 2023 and the nine-month periods ended September 30, 2023 and 2022, and the respective notes thereto, included elsewhere in this proxy statement/prospectus.

The discussion and analysis should also be read together with Airship Pubco’s unaudited pro forma condensed combined financial information for the year ended December 31, 2022 and as of and for the nine months ended September 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Airship AI’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI” to “we”, “our” and “the Company” refer to the business and operations of Airship AI Holdings, Inc. and its consolidated subsidiaries prior to the Business Combination and to Airship AI Holdings, Inc. and its consolidated subsidiaries following the consummation of the Business Combination.

Company Overview

We are a robust AI-driven data management platform that solves complex data challenges for large institutions operating in dynamic and mission-critical environments with rapidly increasing volumes of data being ingested from a similarly rapidly growing number of data sources.

We solve these challenges by structuring “dark” or unstructured data at the edge and leveraging purpose-built AI models. Combining these capabilities with a tailored approach to customer workflow enables real-time decision making and data-driven operational efficiency.

We specialize in ingesting data from edge-based sensors used by government and law enforcement agencies around the world, including surveillance cameras (video), audio, telemetry, acoustic, seismic, and autonomous devices, along with large commercial corporations with fundamentally similar capabilities and requirements.

Our primary offerings include Outpost AI, Acropolis, and Airship Command. Our offerings allow customers to manage their data across the full data lifecycle, when and where they need it, using a highly secure permissioned based architecture.

We apply AI across the entire offering suite, ensuring that we are extracting as much value from our customers’ existing and emerging data as possible. Whether it is using machine learning to train new models for deployment at the edge, or using a rules-based approach to detect anomalies based on data generated by machine learning models, we are constantly expanding and evolving our AI capabilities.

Our offerings are used by some of the largest government agencies and commercial organizations in the world. While we are heavily focused on continuing to grow market share in the United States, our offerings are currently deployed around the world, with significant room to grow in both the governmental and commercial markets.

Business Combination and Public Company Costs

On June 27, 2023, Airship AI entered into the Merger Agreement with BYTS and Merger Sub, pursuant to which, among other things, following the Domestication, Merger Sub will merge with and into Airship AI, the separate corporate existence of Merger Sub will cease, and Airship AI will be the surviving entity as a wholly-owned subsidiary of BYTS and will change its name to “Airship AI, Inc.” and BYTS will be renamed “Airship AI Holdings, Inc.” (collectively, the “Business Combination”). The Business Combination is anticipated to be accounted for as a reverse recapitalization. Airship AI will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that Airship AI’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, BYTS will be treated as the acquired company for financial statement reporting purposes. Total transaction costs are estimated to be approximately $8.6 million.

As a result of the Business Combination, Airship AI will become the successor to an SEC-registered and Nasdaq-listed company, which will require Airship AI to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Airship AI expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit, and other professional service fees.

Key Factors and Trends Affecting Results of Operations

We believe the following factors and trends may cause previously reported financial information not to be necessarily indicative of future operating results or future financial conditions:

•        Increase in the sales of lower margin solutions as we expand our operational footprint.    While our current focus remains on expanding our AI driven software application portfolio, opportunities will continue to present themselves to provide those software-based solutions as part of a larger hardware-based turn-key solutions where Airship AI can provide a unique value-add to the customer. While these solutions will positively affect revenue we anticipate our operating profits in future periods may be adversely affected as compared to previous years due to the lower operating margin for hardware versus software applications.

•        Challenges due to geo-political driven supply-chain constraints.    While many of the COVID-19 driven supply chain issues have been resolved, challenges to the timely production and delivery of Taiwan based products we utilize for our edge AI platform due to geo-political factors is a concern looking forward. In the event that our suppliers are unable to provide timely delivery of those supplies it will significantly impact our ability to meet delivery schedules for existing and anticipated edge AI hardware-based solutions.

•        Near-term impacts due to merger and acquisition activity.    If Airship AI merges with or acquires another company following the Business Combination, it is reasonably expected that there will be increased operating expenses and costs associated with the merger that could negatively impact operating profits in the future periods immediately following the M&A event. The extent and longevity of those impacts is not possible to quantify.

Key Performance Indicators

Historically, a majority of our product revenue has consisted primarily of a bundled hardware and software product and to date we have sold or licensed a minimal amount of standalone software. In the future, we expect to see more delivery of our products using a cloud based software solution which will allow us to create additional subscription revenue.

We have historically evaluated our business solely based on revenue generated from customers and we have not tracked any other customer-related metrics. As we grow and increase our product offerings and customer base, we intend to modify and develop more advanced performance indicators. We believe the following key performance indicators apply to us in the future:

•        Growth within existing government customers.    While we currently have a strong footprint across multiple large U.S. government agencies, growing our business within these agencies outside of the investigation focused departments is a fundamental area of our projected growth. Our ability to expand our footprint by implementing AI based solutions that leverage our core existing competencies within the agencies will be a critical indicator of the success of this strategy. We will measure progress against this objective through the disclosure of awards for new business within these agencies during the affected timeframe, providing tangible evidence of the success of our strategy to both management and investors alike.

•        Greater penetration into the commercial marketplace.    While we have several existing customers in the commercial marketplace, our ability to build on the solutions we provide those customers and expand that base will be critical to our projected growth objectives. We will measure progress against this objective through the disclosure of the number of new commercial customers added during the affected timeframe, providing tangible evidence of the success of our strategy to both management and investors alike.

•        Expansion of our edge AI based solutions.    We began to sell AI based solutions in late 2022. Our current strategy is highly focused on the transition of data management and analysis workloads to the edge, driving efficiency and cost savings for our customers. This strategy also includes new models being trained to extract data at the edge which enables real-time intelligent decision making for our customers. We will measure progress against this objective through the disclosure of the numbers of edge AI hardware devices we are selling as well as the growth of our edge AI analytic capabilities, providing tangible evidence of the success of our strategy to both management and investors alike.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We report certain key financial measures that are not required by, or presented in accordance with GAAP, and these non-GAAP financial measures should not be considered as an alternative to the information prepared in accordance with GAAP. In addition, our management reviews our performance by focusing on several key performance indicators not prepared in conformity with GAAP. We believe these non-GAAP financial measures provide a useful measure of our operating results, a meaningful comparison with historical results and with the results of other companies, and insight into our ongoing operating performance. Further, we utilize these measures, in addition to GAAP measures, when evaluating and comparing our operating performance against internal financial forecasts and budgets.

However, there are several limitations related to the use of non-GAAP financial measures because it excludes significant expenses or credits that are required by GAAP to be included in our financial statements. In addition, other companies may calculate non-GAAP measures differently or may use other measures to calculate their financial performance. Therefore, non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

The Company defines adjusted EBITDA as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock based compensation.

Non-GAAP Reconciliations

We use the non-GAAP measures EBITDA and adjusted EBITDA to help us evaluate our business, identify trends affecting our business, formulate business plans and financial projections, and make strategic decisions. Also, we exclude depreciation and stock-based compensation, which are non-cash expenses, from these non-GAAP financial measures because we believe that excluding these items provides meaningful supplemental information regarding operational performance and provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations, as they do not include the impact of certain expenses that are reflected in our consolidated statement of operations. Thus, our non-GAAP EBITDA and adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing reconciliations of these non-GAAP measures to the most comparable GAAP measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view these non-GAAP measures in conjunction with the most directly comparable GAAP financial measures.

The reconciliation of our net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31,
($ Millions)	2022	2021
Net loss	$(5.1)	$(0.5)
+ Interest expense	0.0	0.0
+ Depreciation and amortization	0.05	0.01
EBITDA	$(5.0)	$(0.4)
Stock-based compensation	0.8	0.5
Adjusted EBITDA	$(4.2)	$0.1

Results of Operations

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. We have derived this data from our interim and annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

(dollars in thousands)

	(unaudited)
	Nine Months Ended September 30,
	2023	2022	$ Variance	% Variance
Net revenue	$8,093	$12,962	$(4,869)	(37.6)%
Cost of net revenue	4,013	5,134	1,121	21.8%
Gross profit	4,080	7,828	(3,748)	(47.9)%
Research and development expenses	2,028	2,732	704	25.8%
Selling, general and administrative expenses	8,068	6,107	(1,961)	(32.1)%
Total operating expenses	10,096	8,839	(1,257)	(14.2)%
Operating loss	(6,016)	(1,011)	(5,005)	(495.1)%
Other income (expense):
Interest income	—	13	(13)	(100.0)%
Interest expense	(58)	(4)	(54)	(1350.0)%
Other income (expense)	(408)	1,146	(1,554)	(135.6)%
Total other (expense) income, net	(466)	1,155	(1,621)	(140.3)%
(Loss) income before income taxes	(6,482)	144	(6,626)	(4601.4)%
Income tax benefit (expense)	—	—	—	0.0%
Net (loss) income	$(6,482)	$144	$(6,626)	(4601.4)%

Net Revenue — Revenue for the nine months ended September 30, 2023 decreased $4,869,000 to $8,093,000 as compared to $12,962,000 for the nine months ended September 30, 2022, as a result of lower product sales. As a result of supply chain issues that existed at December 31, 2021, we were unable to fulfill many orders and had a backlog of new orders of $6.8 million that shipped during the nine months ended September 30, 2022.

Cost of Net Revenue — Cost of net revenue primarily consists of product costs and post customer support. For the nine months ended September 30, 2023, cost of sales decreased $1,121,000 to $4,013,000 as compared to $5,134,000 for the nine months ended September 30, 2022. The decrease was due to lower product sales. The cost of our products during the nine months ended September 30, 2022 were much higher as a percentage of product sales than the nine months ended September 30, 2023 as a result of higher costs from the supply chain issues that existed early on in the COVID-19 pandemic.

Research and Development Expenses — Research and development expenses for the nine months ended September 30, 2023 decreased $704,000 to $2,028,000 as compared to $2,732,000 for the nine months ended September 30, 2022. The decrease was due to reduced personnel (18 personnel as compared to 20 personnel) and reduced funding of $550,000 of the AI expenses in Taiwan.

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the nine months ended September 30, 2023 increased $1,961,000 to $8,068,000 as compared to $6,107,000 for the nine months ended September 30, 2022. The increase was due to (i) increased stock based compensation of $2,616,000; and partially offset by (ii) decreased payroll of $293,000 (reduced personnel over the nine months); and (iii) reduced other expenses of $362,000. The stock based compensation increase includes approximately $2.1 million for warrants to purchase 765,000 shares of common stock issued to each of Victor Huang and Derek Xu.

Other Income — Other expense for the nine months ended September 30, 2023 was $408,000 as compared to other income of $1,155,000 for the nine months ended September 30, 2022. The expense for the nine months ended September 30, 2023 related to the increase in fair value of the convertible promissory note. On January 25, 2021, the Company received $1,146,235 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). In May 2022, the entire unpaid balance was forgiven and approximately $1,146,000 was recognized as other income.

Net Loss — Net loss for the nine months ended September 30, 2023 was $6,482,000 as compared to net income of $144,000 for the nine months ended September 30, 2022. The change was the result of $3.1 million lower gross profit in 2023 from decreased revenue, higher operating expenses in 2023 of $1.2 million due mostly to increased stock based compensation and $1.6 million change in other income resulting from the approximately $400,000 expense in 2023 for the fair value adjustment of convertible promissory note and the $1.1 million gain on the PPP loan in 2022. The net loss for the nine months ended September 30, 2023 included noncash expenses of $3,462,000. Net income for the nine months ended September 30, 2022 included net noncash income of $269,000.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

(dollars in thousands)

	Year Ended December 31,
	2022	2021	$ Variance	% Variance
Net revenue	$14,549	$13,039	$1,510	11.6%
Cost of net revenue	6,128	6,052	(76)	(1.3)%
Gross profit	8,421	6,987	1,434	20.5%
Research and development expenses	3,615	4,215	600	14.2%
Selling, general and administrative expenses	7,630	8,895	1,265	14.2%
Total operating expenses	11,245	13,110	1,865	14.2%
Operating loss (income)	(2,824)	(6,123)	3,299	53.9%
Other income (expense):
Interest income	43	24	19	79.2%
Interest expense	(75)	(21)	(54)	(257.1)%
Other income – PPP loan forgiveness	1,146	996	150	15.1%
Other income – Employee retention tax credit	1,233	—	1,233	100.0%
Total other income, net	2,347	999	1,348	134.9%
(Loss) income before income taxes	(477)	(5,124)	4,647	90.7%
Income tax benefit (expense)	(10)	—	(10)	0.0%
Net (loss) income	$(487)	$(5,124)	$4,637	90.5%

Net Revenue — Revenue for the year ended December 31, 2022 increased $1,510,000 to $14,549,000 as compared to $13,039,000 for the year ended December 31, 2021, as a result of supply chain issues as of December 31, 2021. As of December 31, 2021, we had a backlog of new orders of $6.8 million that shipped during the year ended December 31, 2022.

Cost of Net Revenue — Cost of net revenue consists of product support and raw material component expenses. Cost of sales for the year ended December 31, 2022 increased $76,000 to $6,128,000 as compared to $6,052,000 for the year ended December 31, 2021. The increase is related to increased sales.

Research and Development Expenses — Research and development expenses for the year ended December 31, 2022 decreased $600,000 to $3,615,000 as compared to $4,215,000 for the year ended December 31, 2021. The decrease was due to (i) reduced payroll expenses of $122,000 (20 personnel as compared to 24 personnel) in the United States; and (ii) reduced consulting expenses of $815,000; offset by (iii) increased funding of the AI project expenses in Taiwan of $377,000.

Selling, General and Administrative Expense — Selling, general and administrative expenses for the year ended December 31, 2022 decreased $1,265,000 to $7,630,000 as compared to $8,895,000 for the year ended December 31, 2021. The decrease primarily was due to (i) reduced payroll of $971,000 (28 personnel as compared to 38 personnel); (ii) reduced stock based compensation of $353,000; and offset by other increases of $59,000.

Other Income — Other income for the year ended December 31, 2022 was $2,347,000. On January 25, 2021, the Company received $1,131,878 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). The note payable bears interest at 1% and was due January 23, 2026. The Company accrued interest of $9,845 as of December 31, 2021. The Company had used the funds in accordance with the legal requirements. In May 2022, the entire unpaid balance was forgiven and approximately $1,146,000 was recognized as other income.

On April 29, 2020, the Company received $984,485 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). The note payable included interest of $11,349 and was due April 17, 2022. The loan and interest were forgiven on June 14, 2021. The loan and interest forgiveness totaling approximately $996,000 were recognized as other income during the year ended December 31, 2021.

The CARES Act allowed eligible employers to claim employee retention tax credits (“ERTC”) for qualified wages paid after March 12, 2020 and before January 1, 2021. The ERTC was extended to June 30, 2021 under the passage of the Taxpayer Certainty and Disaster Relief Act of 2020 (“ACT”) which was signed into law on December 27, 2020. We qualified for credits under the provisions of the CARES Act for the entire period subsequent to March 12, 2020 through January 1, 2021 and for the entire period subsequent to January 1, 2021 through June 30, 2021.

On September 8, 2021, the Company applied for ERTC credits for qualifying 2020 wages. The Company filed amended payroll tax returns to claim the credit it believed it was entitled to, $99,132 and $190,983, respectively. On April 4, 2022, the Company received $99,826 and $192,793, including interest.

The Company accounted for this in the year it believed collectability was assured. Considering the length of time after year-end and the lack of certainty over the government’s handling of ERTC claims, the Company deemed it appropriate and conservative to not record this transaction in the year ended December 31, 2021 but rather in 2022 when the cash received.

On May 25, 2022, the Company applied for ERTC credits for qualifying 2021 wages. The Company filed amended payroll tax returns to claim the credit it believed it was entitled to, $461,043 and $459,614, respectively. The Company received two refunds in January 2023 for $468,880 and $470,970, including interest. The Company recorded the amounts in payroll tax receivable as of December 31, 2022.

Net Loss — Net loss for the year ended December 31, 2022 was $487,000 as compared to net loss of $5,124,000 for the year ended December 31, 2021. The net loss for the year ended December 31, 2022 is discussed above.

Liquidity and Capital Resources as of September 30, 2023 and 2022

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures. We formally evaluated our liquidity and cash position most recently in November 2023 when preparing our September 30, 2023 interim financial statements. During this process we concluded, based upon existing assets and liabilities, our order backlog and projections, plus the ability to borrow up to $2.5 million in short term loans from our founder, that we would be able to operate at least for the next twelve months. Subsequent to the completion of our September 30, 2023 interim financial statements, we entered into a short term loan agreement providing $600,000 in cash. We have also recently received purchase orders from various government agency customers totaling over $13 million from which we expect to start receiving cash in the fourth quarter of 2023.

As of September 30, 2023, we had cash of approximately $482,000 and a net working capital deficit of approximately $7,820,000 and a working capital deficit of approximately $3,760,000 excluding current portion of deferred revenue of $4,059,000 as of September 30, 2023. As of September 30, 2023, we had an accumulated deficit of $16,796,000 and a net loss of $6,482,000 for the nine months ended September 30, 2023. We had noncash expenses of $3,462,000 during the nine months ended September 30, 2023. On May 8, 2023, we issued warrants to purchase 765,000 shares of common stock to each of Victor Huang and Derek Xu. The warrants were valued at $2,136,115 and were recorded as stock based compensation.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2023 was $2,524,000. This amount was primarily related to (i) a net loss of $6,482,000; offset by (ii) depreciation of $11,000; (iii) stock based compensation of $2,616,000; (iv) net amortization of operating lease right of use asset of $513,000; (v) unrealized loss for increase in fair value of convertible promissory note of $401,000; and (vi) working capital changes of $496,000. On May 8, 2023, we issued warrants to purchase 765,000 shares of common stock to each of Victor Huang and Derek Xu. The warrants were valued at $2,136,115 and were recorded as stock based compensation.

Net cash used in operating activities for the nine months ended September 30, 2022 was $685,000. This amount was primarily related to (i) a net income of $144,000; (ii) depreciation of $11,000; (iii) stock based compensation of $448,000; (iv) amortization of operating lease right of use asset of $426,000; (v) working capital changes of $559,000; and offset by (vi) gain on PPP loan forgiveness of $1,142,000; and (vii) other expense of $13,000.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2023 was $2,710,000 and consisted of (i) issuance of a senior secured convertible promissory note of $1,985,000; net advances provided by the founders of $1,150,000; and (ii) the payoff of small business loan and line of credit of $425,000.

Net cash provided by financing activities for the nine months ended September 30, 2022 was $465,000 and consisted of net advances provided by the founders of $500,000; offset by repayment of small business loan and line of credit of $35,000.

Our contractual cash obligations as of September 30, 2023 are summarized in the table below:

Contractual Cash Obligations	Total	Less Than 1 Year
Operating lease cash payments	$26,844	$26,844

On May 1, 2019, we leased 31,765 square feet for our executive offices in Redmond, Washington. Our net monthly payment was $44,440. The monthly payment increased approximately 3% each year and the lease was set to expire on April 30, 2024. We had two five-year renewal options. In April 2023, we and the landlord entered into an agreement whereby our office lease was terminated on September 30, 2023.

We entered into a new lease in Redmond, Washington for 15,567 square feet of office and warehouse space which started October 1, 2023. The monthly payment is $25,000 per month. The lease expires October 31, 2027 and the monthly payment increases 3% on July 31, 2024 and each year thereafter. There is a three year option to extend based on the fair market rate on October 31, 2027.

Debt Financing Arrangements

On June 22, 2023, we entered into a Senior Secured Convertible Promissory Note with Platinum Capital Partners Inc. and received $2,000,000. As a condition of funding, we paid off three small notes and accounts payable totaling $374,000. In the event the BYTS merger has not closed by December 22, 2023, then on not less than thirty days written notice to the Company by the holder thereafter, the holder may put this note to the Company and the Company will pay the holder 110% of the unpaid principal amount of the note together with any unpaid accrued interest and any other amount payable.

On November 2, 2023, we issued senior secured convertible promissory notes for $600,000 to two private investors. At the option of the holders, the notes are convertible into cash, common stock or a combination of cash and stock.

Mr. Huang has committed to providing $2.5 million in additional temporary funding if it is necessary.

We believe that our cash on hand, funding from the completion of the business combination, results of operations and financing transactions will be sufficient to fund our operations for the next twelve months.

Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back, or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected.

Liquidity and Capital Resources as of December 31, 2022 and 2021

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

As of December 31, 2022, we had cash of approximately $299,000 and net working capital deficit of approximately $4,039,000 and a working capital of approximately $129,000 excluding current portion of deferred revenue of $4,168,000 as of December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $10,314,000 and a net loss of $487,000 for the year ended December 31, 2022. During the year ended December 31, 2022, we received (i) the founders advances of $1,900,000 and we repaid advances to the founders of $1,300,000; (ii) we received $940,000 from the CARES Act which allowed eligible employers to claim employee retention tax credits (“ERTC”) for qualified wages paid after March 12, 2020 and before January 1, 2021; (iii) we received $565,000 from a small business loan and a line of credit; and (iv) proceeds from notes receivable — related parties of $842,000.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $2,903,000. This amount was primarily related to (i) a net loss of $487,000; (ii) working capital changes of $2,365,000; (iii) gain on forgiveness of note payable — PPP of $1,146,000; offset by (iv) depreciation of $15,000; (v) stock based compensation of $546,000; (vi) amortization of operating lease right of use asset of $517,000; and (vii) other of $17,000.

Net cash used in operating activities for the year ended December 31, 2021 was $5,133,000. This amount was primarily related to (i) a net loss of $5,124,000; offset by (ii) depreciation of $53,000; (iii) stock based compensation of $899,000; (iv) other of $37,000; and (v) offset by gain on forgiveness of note payable — PPP of $996,000.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $1,866,000 and consisted of (i) $565,000 from a small business loan and a line of credit; (ii) proceeds from notes receivable — related parties of $842,000; (iii) the founders advances of $1,900,000 and repayment of advances to the founders of $1,300,000; and (iv) repayment of small business loan and line of credit of $140,000.

Net cash provided by financing activities for the year ended December 31, 2021 was $3,637,000 and consisted of (i) the founders repaid advances of $2,490,000; (ii) we received $1,132,000 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020); and (iii) other of $15,000.

Our contractual cash obligations as of December 31, 2022 are summarized in the table below:

Contractual Cash Obligations	Total	Less Than 1 Year	1 – 3 Years
Operating lease cash payments	$868,435	$657,502	$210,933

Contractual Obligations and Commitments

On May 1, 2019, we leased 31,765 square feet for our executive offices in Redmond, Washington. Our net monthly payment was $44,440. The monthly payment increases approximately 3% each year and the lease expires on April 30, 2024. We had two five-year renewal options. In April 2023, we entered into an agreement whereby our office lease would be terminated on September 30, 2023. On July 13, 2023, we entered into a new lease in Redmond, Washington for office and warehouse space.

On January 1, 2021, we leased offices located in Moorestown, North Carolina. We leased 3,621 square feet and the net monthly payment is $4,828. The monthly payment increases approximately 3% – 6% annually thereafter. The lease expires on February 28, 2024 and can be extended for one three-year term.

Recent Developments

In April 2023, we entered into an agreement whereby our office lease in Redmond, Washington will be terminated on September 30, 2023. On July 13, 2023, we entered into a new lease in Redmond, Washington for office and warehouse space at an annual savings of approximately $350,000 per year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ materially from those estimates due to risks and uncertainties, including uncertainty in the current economic environment. To the extent that there are material differences between these estimates and our actual results, our future consolidated financial statements will be affected.

We believe that the significant accounting policies described in “Note 2, Summary of Significant Accounting Policies” to our audited consolidated financial statements are accurate and complete. The critical accounting estimates, assumptions, and judgments that have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

The majority of our contracts with our customers include various combinations of our products and post contract support (“PCS”) services. Our products and PCS offerings have significant standalone functionalities and capabilities. Accordingly, the products are distinct from our PCS services as customers can benefit from the products without the PCS services and such PCS services are separately identifiable within the contracts. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

We establish the standalone selling price using the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on our pricing model and offering type (products or PCS services). As our business offerings evolve over time, we may be required to modify our estimated standalone selling prices, and as a result the timing and classification of our revenue could be affected.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences with certain assets and liabilities.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision or benefit for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. We do not believe that we currently have any material uncertain tax positions and no reserves are currently required given our deferred tax asset has a 100% valuation allowance.

Stock Based Compensation

The Company records stock-based compensation expense associated with stock options, warrants, SARs and other equity-based compensation using the Black-Scholes-Merton option valuation model for estimating fair value of such equity instruments. The fair value of such equity instruments is determined at the date of grant and such value is recognized as an expense over the service period of the recipient. The Black Scholes pricing model uses various inputs and assumptions, including the estimated fair value of the common stock, stock volatility, risk free interest rate over the expected term of the instrument, estimated life of the award, and forfeiture rates of such awards. All of these estimates impact stock based compensation which is a non cash expense. Changes in the assumptions used in the calculation would impact the recorded stock based compensation. The fair value of the equity instrument is usually calculated at issuance and not required to be remeasured in the future. Management uses third party experts to assist with certain elements of the fair value calculation and it constantly adjusts the variables used in estimating the fair value of equity instruments issued as compensation.

Recent Accounting Pronouncements

For further information on recent accounting pronouncements, see “Note 2, Summary of Significant Accounting Policies” to our audited consolidated financial statements included herein.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in the value of our investments, interest rates, foreign exchange, and inflation.

Market Risk

As of September 30, 2023, we had no outstanding investments in marketable securities.

Interest Rate Risk

Our cash, cash equivalents, and restricted cash consist of cash, certificates of deposit, and money market funds. Our primary investment policy and strategies are focused on the preservation of capital and supporting our liquidity requirements; however, to a lesser extent we have made and may continue to make investments in early- and growth-stage companies as disclosed in Note 4. Investments and Fair Value Measurements in our consolidated financial statements included elsewhere in our financial statements. We do not currently anticipate entering into new Investment Agreements to purchase, or commit to purchase, securities of special purpose acquisition companies. Due to the short-term nature of the financial instruments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

Foreign Currency Exchange Risk

Our contracts with customers are denominated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, and Taiwan. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the U.S. dollar and the New Taiwan dollar. We have experienced, and may continue to experience, fluctuations in net loss as a result of transaction gains or losses related to remeasuring certain assets and liability balances that are denominated in foreign currencies. These exposures may change over time as business practices evolve and economic conditions change. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, or results of operations.

Management of Airship Pubco Following The Business Combination

Board of Directors and Executive Officers

The following sets forth certain information, as of November 21, 2023, concerning the persons who are expected to serve as Airship Pubco’s directors and executive officers following the Business Combination.

Name	Age	Position
Victor Huang	54	Chief Executive Officer and Chairman of the Board and Director
Derek Xu	66	Chief Operating Officer, Secretary, Treasurer and Director
Paul Allen	54	President
Yanda Ma	45	Chief Technology Officer
Mark E. Scott	70	Interim Chief Financial Officer
Peeyush Ranjan	49	Director
Louis Lebedin	65	Director
Amit Mital	54	Director

Background and Business Experience

Victor Huang joined Airship AI as its first employee in October 2004. He will be our Chief Executive Officer and Chairman of the Board following the Business Combination. Mr. Huang has served as Airship AI’s Chief Executive Officer since April 2007 and a member of the Board of Directors since March 2005. Mr. Huang has served as Airship AI’s Chairman of the Board since January 2012. From June 1996 to September 2004, Mr. Huang was an independent trader and investor. From January 1992 to June 1996, Mr. Huang worked at Smith Barney as a financial consultant. Mr. Huang attended University of Washington where he studied business administration. Mr. Huang is qualified to serve on our Board of Directors due to the perspective and experience he brings as an investor, Chairman, Chief Executive Officer and one of our largest shareholders.

Derek Xu is a co-founder of Airship AI. He has served as Airship AI’s Chief Operating Officer, Secretary and Treasurer since March 2022 and as a member of the Board of Directors since the incorporation of Airship AI in 2003. Mr. Xu also previously served as Airship AI’s Chief Technology Officer from April 2007. Prior to 2003, Mr. Xu co-founded and sold his Web service company that provided eCommerce solutions for small businesses. Before that, Mr. Xu worked in leadership positions at various tech companies where he helped develop and launch several Web based products for financial institutions. Mr. Xu holds a Ph.D. degree in Geophysics from University of Washington. Mr. Xu is qualified to serve as a member of our Board of Directors due to the perspective and experience he brings as an investor, director, Chief Operating Officer and one of our largest shareholders.

Paul Allen has served as Airship AI’s President since 2019. He joined Airship AI as the Director of Business Development in 2015 and was promoted to Vice President of Sales in 2017 before being promoted to President in 2019. Prior to joining Airship AI, Mr. Allen was partner at a boutique firm in Northern Virginia, providing technical goods and services to the U.S. Government and Department of Defense, which he left following a successful private acquisition. Mr. Allen previously spent 14 years with IBM, leaving as a Business Unit Executive in their partner channel organization to pursue a career in direct support of the U.S. Government and Department of Defense. Mr. Allen retired from the U.S. Army 1st Special Forces Command in 2021 with over 28 years of service, the majority of which he spent in the U.S. Army Special Forces as a Green Beret, retiring as the 3rd Battalion 20th Special Forces Group (National Guard) Senior Warrant Officer at the rank of Chief Warrant Officer 3 (CW3). Mr. Allen holds a bachelor’s degree in Strategic Studies & Defense Analysis from Norwich University.

Yanda Ma has served as Airship AI’s Chief Technology Officer since March 2022. Previously, Mr. Ma was Airship AI’s Vice President Engineering, a position he held from 2005. His primary role is aligning the direction of engineering and product development to the strategic goals of Airship AI. To that end, over the years Mr. Ma has developed multiple evolutions of Airship AI’s product offerings from introducing Airship Enterprise Management, re-focusing with a government specific surveillance solution, delivering innovative edge solutions such as Nexus Outpost and creating value-add through end-to-end solution sets. Mr. Ma holds a bachelor’s degree in EECS from U.C. Berkeley. He has over twenty years of technology leadership experience in the streaming video and security industries and has been awarded multiple patents for key technologies he has helped develop over the course of his career.

Mark E. Scott has served as Interim Chief Financial Officer of Airship AI since November 2021 and served as a consultant from February 2021 to November 2021. Mr. Scott has served as Chief Financial Officer of Lumen Eight Media Holdings LLC, a digital sign company, from 2016 to present and as Chief Financial Officer for Valterra Partners LLC, a private equity firm, from 2017 to present. Mr. Scott also served as a consultant and Chief Financial Officer of Valuto, Inc., a bitcoin kiosk company, from January 2021 to November 2021. Mr. Scott served as Consulting Chief Financial Officer from August 2014 to November 2017 and Chief Financial Officer from November 2017 to December 2020 of GrowLife, Inc., an equipment supplier to the cultivation industry. Mr. Scott also served as a member of the Board of Directors and Secretary of GrowLife, Inc. from May 2014 to October 2015 and again from February 2017 to December 2020. Mr. Scott has operated a wholly owned consulting firm where he advises companies on financial matters since 2014 to current. Mr. Scott has significant financial, SEC and merger and acquisition experience in public and private microcap companies from 1976 to current. Mr. Scott is a certified public accountant and received a Bachelor of Arts in Accounting from the University of Washington.

Peeyush Ranjan has served as a member of Airship AI’s Board of Directors since November 2021. From 2017 to present and from 2006-2015, Mr. Ranjan has served as VP, Director or Manager of Engineering at Google, a technology services firm. From 2015 to 2016, he was CTO of Flipkart, an e-commerce services company based in India, and a VP of Engineering at Airbnb. Previously, he was part of engineering teams at Consera Technologies, Hewlett Packard, Infospace, Inc. and Microsoft. He holds a B.Tech. degree in Computer Science from IIT Kharagpur, an M.S. in Computer Science from Purdue University and an M.B.A. in Technology Management from University of Washington. Mr. Ranjan is qualified to serve as a member of our Board of Directors based on his extensive technology experience.

Louis Lebedin has over 25 years of banking experience with a proven track record of building and leading a world class business. From 2017 to 2019, Mr. Lebedin served as an advisor to Unio Capital LLC, an asset management firm, responsible for product development. From 2006 to 2012, Mr. Lebedin was global head of JP Morgan’s prime brokerage business, a leading provider of clearing and financing services for equity and fixed income hedge funds. He was responsible for defining and executing the strategy for the business, to expand its market share while continuing to meet the evolving needs of its hedge fund clients. From 2008 to 2012, Mr. Lebedin served on JP Morgan Clearing Corp.’s Operations Committee and the Equities Division’s Executive Committee. From 2001 to 2005, Mr. Lebedin was the chief operating officer and chief financial officer of Bear Stearns’s Global Clearing Services division. Mr. Lebedin joined the Clearance Division in 1988 assuming the role of controller before being promoted to chief financial officer in 1996. From 1980 to 1987, he worked at Coopers & Lybrand, rising to the level of audit manager specializing in financial services. Mr. Lebedin holds a B.S. in accounting from Syracuse University, and he earned his CPA license in 1982.

Amit Mital has over two decades of experience in the tech field and currently serves as CEO and founder of Kernel Labs, which focuses on machine learning, virtual reality and cybersecurity, a position he also held from 2018 to 2021. From 2021 to 2022, Mr. Mital was on the National Security Council (NSC) as the senior director for cybersecurity strategy and policy and also served in the White House as a special assistant to the President. Before Kernel Labs, Mr. Mital was chief technology officer at Symantec Corporation, where he oversaw technology strategy for the cybersecurity company from 2013-2015. While at Kernel Labs, Mr. Mital was also co-founder and chairman of the blockchain-based distributed identification platform Trusted Key, which was later acquired by Workday. Mr. Mital’s longest-tenured job came at Microsoft, where he worked as a corporate vice president for 20 years, and as a general manager concurrently for seven years. Mr. Mital holds a Master of Science degree in Engineering from Dartmouth College. Mr. Mital is qualified to serve as a member of our Board of Directors based on his executive leadership experience in the technology industry and his senior leadership experience in United States Government, as well as being a cybersecurity industry veteran.

Board Composition

Airship Pubco’s business and affairs will be managed under the direction of the Airship Pubco Board. Following the Business Combination, the Airship Pubco Board will remain declassified and the directors will be elected annually. Under the Merger Agreement, the parties thereto agreed that the Airship Pubco Board will consist of five (5) directors, with the Sponsor having the right to designate one independent director reasonably acceptable to Airship AI.

Role of the Board in Risk Oversight

The Airship Pubco Board will have extensive involvement in the oversight of risk management related to Airship Pubco and its business and will accomplish this oversight through the regular reporting to the Airship Pubco Board by the audit committee. The audit committee will represent the Airship Pubco Board by periodically reviewing Airship Pubco’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of Airship Pubco business and summarize for the Airship Pubco Board all areas of risk and the appropriate mitigating factors. In addition, the Airship Pubco Board will receive periodic detailed operating performance reviews from management.

Controlled Company Exemption

Following the Business Combination (assuming maximum redemptions), Victor Huang, Airship AI’s co-Founder and Chief Executive Officer, and Derek Xu, Airship AI’s co-Founder and Chief Operating Officer, will beneficially own (including shares underlying Converted Warrants, Converted Stock Options and Converted SARs) approximately 59.4% of the combined voting power for the election of directors to the Airship Pubco Board, and, as a result, Airship Pubco will be considered a “controlled company” for the purposes of Nasdaq listing rules. As such, Airship Pubco will qualify for exemptions from certain corporate governance requirements, including that a majority of the Airship Pubco consist of “independent directors,” as defined under Nasdaq listing rules. In addition, Airship Pubco will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with written charters addressing the committees’ purposes and responsibilities and an annual performance evaluation of these committees.

If at any time Airship Pubco ceases to be a “controlled company” under Nasdaq listing rules, the Airship Pubco Board intends to take any action that may be necessary to comply with Nasdaq listing rules, subject to a permitted “phase-in” period. See “Risk Factors — Risks Related to the Domestication and the Business Combination — Airship Pubco will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements. You may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Board Committees

After the completion of the Business Combination, the standing committees of the Airship Pubco Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The Airship Pubco Board may from time to time establish other committees.

Airship Pubco’s chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of Airship Pubco’s activities and to assist in proper risk management and the ongoing evaluation of management controls. Airship Pubco believes that the leadership structure of the Airship Pubco Board will provide appropriate risk oversight of Airship Pubco’s activities.

Audit Committee

Upon the completion of the Business Combination, Airship Pubco is expected to have an audit committee, consisting of Amit Mital, Peeyush Ranjan and Louis Lebedin, with Amit Mital serving as the chairperson. Each proposed member of the audit committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the Airship Pubco Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in Airship Pubco’s proxy statement and to assist the Airship Pubco Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) Airship Pubco’s independent registered public accounting firm’s qualifications and independence, (4) the performance of Airship Pubco’s internal audit function and (5) the performance of Airship Pubco’s independent registered public accounting firm.

The Airship Pubco Board will adopt a written charter for the audit committee which will be available on Airship Pubco’s website upon the completion of the Business Combination.

Compensation Committee

Upon the completion of the Business Combination, Airship Pubco is expected to have a compensation committee, consisting of Peeyush Ranjan and Amit Mital, with Peeyush Ranjan serving as the chairperson.

The purpose of the compensation committee is to assist the Airship Pubco Board in discharging its responsibilities relating to (1) setting Airship Pubco’s compensation program and compensation of its executive officers and directors, (2) monitoring Airship Pubco’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in Airship Pubco’s proxy statement under the rules and regulations of the SEC.

The Airship Pubco Board will adopt a written charter for the compensation committee which will be available on Airship Pubco’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, Airship Pubco is expected to have a nominating and corporate governance committee, consisting of Peeyush Ranjan and Amit Mital, with Peeyush Ranjan serving as the chairperson.

The purpose of the nominating and corporate governance committee will be to assist the Airship Pubco Board in discharging its responsibilities relating to (1) identifying individuals qualified to become Airship Pubco Board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Airship Pubco Board select, the director nominees for the next annual meeting of stockholders, (3) identifying Airship Pubco Board members qualified to fill vacancies on any Airship Pubco Board committee and recommending that the Airship Pubco Board appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the Airship Pubco Board corporate governance principles applicable to Airship Pubco, (5) overseeing the evaluation of the Airship Pubco Board and management and (6) handling such other matters that are specifically delegated to the committee by the Airship Pubco Board from time to time.

The Airship Pubco Board will adopt a written charter for the nominating and corporate governance committee which will be available on Airship Pubco’s website upon completion of the Business Combination.

Code of Business Conduct

Airship Pubco will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on Airship Pubco’s website upon the completion of the Business Combination. Airship Pubco’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that Airship Pubco’s Internet website address is provided as an inactive textual reference only. Airship Pubco will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation Committee Interlocks and Insider Participation

None of the officers of BYTS currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the BYTS Board.

Independence of the Board of Directors

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, Airship AI has determined that Peeyush Ranjan, Louis Lebedin, and Amit Mital, representing three of Airship Pubco’s five proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

EXECUTIVE COMPENSATION OF AIRSHIP AI

Unless the context requires otherwise, references to “Airship AI,” “we,” “us,” “our” and “the Company” in this section are to the business and operations of Airship AI prior to the Business Combination and the business and operations of Airship Pubco as directly or indirectly affected by Airship AI by virtue of Airship Pubco’s ownership of the business of Airship AI following the Business Combination.

This section discusses the material components of the executive compensation program for (i) the individual who served as our principal executive officer during fiscal year 2022; and (ii) our next two most highly compensated executive officers who earned more than $100,000 during fiscal year 2022 and were serving as executive officers as of December 31, 2022.    We refer to these individuals as our “named executive officers.”

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.    Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2022:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Total ($)
Victor Huang Chief Executive Officer	2022	364,167	—	—	364,167

Derek Xu Chief Operating Officer	2022	371,833	—	—	371,833

Paul Allen(2) President	2022	300,000	42,178	317,520	659,698

____________

(1)      These amounts reflect the grant date market value as required by Regulation S-K Item 402(n)(2), computed in accordance with FASB ASC Topic 718.

(2)      Mr. Allen was paid a discretionary annual bonus of $42,178 during the year ended December 31, 2022. See “Outstanding Equity Awards as of the Year Ended December 31, 2022” for a discussion of option award compensation.

Outstanding Equity Awards as of the Year Ended December 31, 2022

The following table summarizes the number of shares of Airship Common Stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2022. The number of shares subject to Airship Options that are outstanding at the effective time of the Merger, and the exercise price of such Airship Options will be adjusted to reflect the Business Combination.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Victor Huang(1)	1,000,000	—	0.20	1/16/2027	—	—
Victor Huang — SARS(1)	1,000,000	—	0.20	1/16/2027	—	—

Derek Xu	—	—	—	—	—	—

Paul Allen(2)	398,892	132,964	1.00	1/16/2027	—	—

____________

(1)      On January 16, 2018, Mr. Huang received a stock option grant to purchase 1,000,000 shares of common stock, with an exercise price of $0.20 per share. As of December 31, 2022, 1,000,000 shares were vested. These shares were valued at $0.19 per share, or $190,000, as of the date of grant. On January 16, 2018, Mr. Huang received 1,000,000 stock appreciation rights for past service. The stock appreciation rights each has a base value of $0.20 per share.

(2)      On January 16, 2022, Mr. Allen received a stock option grant to purchase 531,856 shares of common stock, with an exercise price of $1.00 per share. Of these options, 265,928 vested immediately, 132,964 vested on December 31, 2022 and 132,964 will vest on December 31, 2023. As of December 31, 2022, 398,892 shares were vested. These options were valued at grant date Black-Scholes value of $2.39 per share, or $1,270,078.

Executive Compensation Arrangements

Other than the annual compensation, bonus and equity incentive awards described above, the Company has no other executive compensation, change in control or similar agreements or arrangements.

2022 Combined Incentive and Non-Qualified Stock Option Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Company’s Board of Directors approved the 2022 Combined Incentive and Non-Qualified Stock Option Plan (the “2022 Plan”) to issue options to acquire a maximum of 3,000,000 common stock shares. Effective upon the Closing, the 2022 Plan will no longer be available for use for the grant of future awards. The 2022 Plan will continue to govern the terms of awards that have been granted under the 2022 Plan before, and that are still outstanding following, the Merger.

The 2022 Plan provides for the grant of stock options, including options that are intended to qualify as “incentive stock options” under Section 422 of the Code, as well as non-qualified stock options. Each award is set forth in a separate agreement with the person who received the award which indicates the type, terms and conditions of the award.

Certain Transactions

If as a result of any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar change in our capital stock, the outstanding shares of common stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company without the receipt of consideration by the Company, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of the Company, the outstanding shares are converted into or exchanged for other securities of the Company. or any successor entity, the administrator shall make an appropriate and proportionate adjustment in (i) the maximum number of shares reserved for issuance under the 2022 Plan, (ii) the number and kind of shares or other securities subject to any then outstanding awards under the 2022 Plan, (iii) the repurchase price, if any, per share subject to each outstanding award, and (iv) the exercise price for each share subject to any then outstanding options under the 2022 Plan.

Amendment and Termination

Our board of directors may terminate or amend the 2022 Plan at any time, but no such action shall adversely affect rights under any outstanding award without the holder’s consent. However, we must generally obtain stockholder approval for any such amendments to the extent required by applicable law. The administrator may exercise its discretion to reduce the exercise price of outstanding stock options to the then current fair market value if the fair market value of the common stock covered by such option has declined since the date the option was granted, without the approval of the Company’s stockholders.

Upon consummation of the Business Combination, each outstanding option under the 2022 Plan that is outstanding as of immediately prior to the Effective Time will be converted into (i) an option (each, a “Converted Stock Option”), on substantially the same terms and conditions as are in effect with respect to such award immediately prior to the Effective Time, to purchase the number of shares of Airship Pubco Common Stock, determined by multiplying the number of shares of common stock subject to such award as of immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per share of Airship Pubco Common Stock equal to (A) the exercise price per share of common stock of such award divided by (B) the Conversion Ratio, and (ii) the right to receive a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement. At the Effective Time, Airship Pubco will assume all obligations of the Company with respect to each Converted Stock Option.

Stock Appreciation Rights Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Company’s Board of Directors approved the 2022 Stock Appreciation Rights Plan (the “SAR Plan”) to issue a maximum of 1,500,000 stock appreciation rights (“SAR”).

As of December 31, 2022, there were one 1,000,000 SARs outstanding with a base value of $0.20 and January 2028 expiration.

Payment of Appreciation Amount

The appreciation distribution in respect to a SAR may be paid in cash, in common stock of the Company, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the stock appreciation rights agreement evidencing such SAR.

Amendment and Termination

Our board of directors may terminate or amend the SAR Plan at any time, but no such action shall adversely affect rights under any outstanding award without the holder’s consent.

Upon consummation of the Business Combination, each SAR granted under the SAR Plan that is outstanding immediately prior to the Effective Time will automatically be assumed by Airship Pubco and converted into a stock appreciation right denominated in shares of Airship Pubco Common Stock (each, a “Converted SAR”). Each Converted SAR will continue to have and be subject to substantially the same terms and conditions as were applicable to such SAR immediately prior to the Effective Time, except that (i) each Converted SAR will cover that number of shares of Airship Pubco Common Stock equal to (A) the product of (1) the number of shares of common stock subject to such SAR immediately prior to the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to, the contingencies set forth in the Merger Agreement, and (ii) the per share base value for each share of Airship Pubco Common Stock covered by the Converted SAR will be equal to the quotient obtained by dividing (A) the base value per share of common stock of such SAR immediately prior to the Effective Time by (B) the Conversion Ratio. At the Effective Time, Airship Pubco will assume all obligations of the Company with respect to each Converted SARs.

2023 Equity Incentive Plan

Prior to the Closing Date, BYTS intends to adopt the Airship Pubco Equity Incentive Plan, subject to shareholder approval at the extraordinary general meeting. This section summarizes certain principal features of the Airship Pubco Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Airship Pubco Equity Incentive Plan.

The Airship Pubco Equity Incentive Plan is a comprehensive incentive compensation plan under which Airship Pubco can grant equity-based and other incentive awards to its officers, employees, directors, consultants and advisers. The purpose of the Airship Pubco Equity Incentive Plan is to help Airship Pubco attract, motivate and retain such persons with awards under the Airship Pubco Equity Incentive Plan and thereby enhance shareholder value.

Administration.    The Airship Pubco Equity Incentive Plan is administered by the Airship Pubco Board, and upon consummation of the Business Combination will be administered by the compensation committee of the Airship Pubco Board, which shall consist of three members of the Airship Pubco Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the Airship Pubco Equity Incentive Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the Airship Pubco Equity Incentive Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the Airship Pubco Equity Incentive Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the Airship Pubco Equity Incentive Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards.    The Airship Pubco Equity Incentive Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Airship Pubco or its affiliates. The aggregate number of shares of common stock initially reserved and available for grant and issuance under the Airship Pubco Equity Incentive Plan is 4,000,000. Such aggregate number of shares of stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to 2.0% of the total number of shares of common stock outstanding on December 31 of the preceding year; provided, however, that the Airship Pubco Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of common stock. No more than 4,000,000 shares of Airship Pubco Common Stock in the aggregate may be issued under the Airship Pubco Equity Incentive Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the Airship Pubco Equity Incentive Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Airship Pubco Equity Incentive Plan expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Airship Pubco Equity Incentive Plan, other than any shares tendered or withheld in order to exercise or satisfy withholding obligation in respect of any award. The Airship Pubco Equity Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Airship Pubco Board.

Following the Closing, it is expected that all of our employees, consultants, advisors and service providers and all of our non-executive officer directors will be eligible to participate in the Airship Pubco Equity Incentive Plan. Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the Airship Pubco Equity Incentive Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Non-Employee Director Compensation Limit.    The Airship Pubco Equity Incentive Plan provides for a limit on non-employee director compensation. The maximum number of shares of stock that may be subject to an award granted under the Airship Pubco Equity Incentive Plan during any single fiscal year to any non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the board), shall not exceed $250,000 in total value (calculating the value of any such award based on the fair market value on the date of grant of such award for financial reporting purposes).

Stock Options.    The Airship Pubco Equity Incentive Plan provides for the grant of either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our company or a parent or subsidiary of our company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Stock Appreciation Rights.    A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the Airship Pubco Equity Incentive Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards.    Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards.    A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the Airship Pubco Equity Incentive Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional shares of common stock, or is to be entitled to choose among such alternatives.

Restricted Stock Awards.    A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such instalments or otherwise, as the compensation committee or the board of directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the board of directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.

Restricted Stock Unit Awards.    A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of a share of common stock, or one share of common stock, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the company and shall not entitle the holder to voting rights, dividends or any other rights associated with ownership of shares prior to the time the holder shall receive a distribution of shares.

Unrestricted Stock Awards.    An unrestricted stock award is a grant or sale of shares of common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the company or an affiliate or for other valid consideration.

Adjustment to Shares.    Subject to any required action by shareholders of the company, the number of shares of common stock covered by each outstanding award shall be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, including, but not limited to, a stock split, reverse stock split, recapitalization, continuation or reclassification, or the payment of a stock dividend (but only on the stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the company.

Change-in-Control Provisions.    The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Transferability.    No award may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a holder except by will or by the laws of descent and distribution, or by gift to any immediate family member of the holder, subject to compliance with applicable laws.

Amendment and Termination.    The compensation committee may adopt, amend and rescind rules relating to the administration of the Airship Pubco Equity Incentive Plan, and amend, suspend or terminate the Airship Pubco Equity Incentive Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the Airship Pubco Equity Incentive Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. In addition, no amendment that results (directly or indirectly ) in the reduction of the exercise price of an option or SAR or that otherwise requires shareholder approval under applicable law will be made without shareholder approval.

Director Compensation

We primarily use monthly fees and stock option grants to attract and retain qualified candidates to serve on the Board. This compensation reflected the financial condition of the Company. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill-level required by our members of the Board. During the year ended December 31, 2022, Victor Huang and Derek Xu did not receive any compensation for their services as directors. The compensation disclosed in the “Summary Compensation Table” above represents the total compensation for Mr. Huang and Mr. Xu.

Our independent non-employee directors are compensated in cash and stock option grants. There is no formal stock compensation plan for independent non-employee directors. Our non-employee directors received the following compensation during the year ended December 31, 2022:

Name	Fees Earned or Paid in Cash $	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Mark Ashida(2)	35,000	—	—	35,000

Peeyush Ranjan(3)	55,000	33,151	—	88,151

____________

(1)      These amounts reflect the grant date market value as required by Regulation S-K Item 402(r)(2), computed in accordance with FASB ASC Topic 718.

(2)      Fees earned were monthly payments of $5,000 paid to Mark Ashida. Mr. Ashida received a stock option grant to purchase 81,668 shares of common stock, with an exercise price of $1.00 per share. Mr. Ashida was appointed to the Board of Directors on March 31, 2021 and resigned as of July 31, 2022. Mr. Ashida forfeited his stock options upon his resignation.

(3)      Fees earned were monthly payments of $5,000 paid to Peeyush Ranjan. Mr. Ranjan was appointed to the Board of Directors on November 1, 2021. On January 16, 2022, Mr. Ranjan received a stock option grant to purchase 25,000 shares of common stock, with an exercise price of $1.00 per share. Of these options, 12,500 vested immediately and 12,500 vested on December 31, 2022. These options were valued at grant date Black-Scholes value of $2.65 per share, or $66,301.

Beneficial Ownership of Securities

The following table sets forth information regarding (i) the beneficial ownership of BYTS Ordinary Shares as of November 21, 2023, which is prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of shares of Airship Pubco Common Stock immediately following consummation of the Business Combination (assuming a “no additional redemptions” scenario and assuming a “maximum redemptions” scenario as described below) by:

•        each person who is known to be the beneficial owner of more than 5% of BYTS Ordinary Shares and is expected to be the beneficial owner of more than 5% of shares of Airship Pubco Common Stock post-Business Combination;

•        each of BYTS’ current executive officers and directors;

•        each person who will become an executive officer or director of Airship Pubco post-Business Combination; and

•        all executive officers and directors of BYTS as a group pre-Business Combination, and all executive officers and directors of Airship Pubco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options, SARs or warrants held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of November 21, 2023 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the closing of the Business Combination. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of BYTS Ordinary Shares pre-Business Combination is based on 10,959,907 BYTS Ordinary Shares issued and outstanding as of November 21, 2023, which includes 10,959,906 BYTS Class A Ordinary Shares and 1 BYTS Class B Ordinary Share.

The expected beneficial ownership of shares of Airship Pubco Common Stock post-Business Combination assumes two scenarios:

•        a “no additional redemptions” scenario where (i) no further BYTS Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) based on Airship AI’s balance of capital stock as of September 30, 2023, Airship Pubco issues 18,417,089 shares of Airship Pubco Common Stock to Airship Securityholders in the Merger (including 5,000,000 Earnout Shares, which shares will be issued and held in escrow as of the Closing Date, but excluding the shares of Airship Pubco Common Stock reserved for issuance upon the exercise of Converted Stock Options, Converted Warrants and Converted SARs, which will not be outstanding immediately following the Closing); and

•        a “maximum redemptions” scenario where (i) 1,173,604 Public Shares, or approximately 63.9% of the outstanding Public Shares and 100% of all Public Shares that are not subject to Non-Redemption Agreements, are redeemed in connection with the Business Combination for an aggregate payment of approximately $12.6 million from the Trust Account at a redemption price of approximately $10.70 per share and (ii) based on Airship AI’s balance of capital stock as of September 30, 2023, Airship Pubco issues 18,417,089 shares of Airship Pubco Common Stock to Airship Securityholders in the Merger (including 5,000,000 Earnout Shares, which shares will be issued and held in escrow as of the Closing Date, but excluding the shares of Airship Pubco Common Stock reserved for issuance upon the exercise of Converted Stock Options, Converted Warrants and Converted SARs, which will not be outstanding immediately following the Closing). The maximum redemptions amount reflects the maximum number of Public Shares that can be redeemed without violating the Minimum Cash Condition. BYTS expects the $7 million Minimum Cash Condition will be satisfied through the Non-Redemption Agreements.

Based on the foregoing assumptions and Airship’s balance of capital stock as of September 30, 2023, we estimate that there would be 28,714,495 shares of Airship Pubco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no additional redemptions” scenario, and 27,540,891 shares of Airship Pubco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

Unless otherwise indicated, BYTS believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Pre-Business Combination		Post-Business Combination
	Number of BYTS Ordinary Shares(2)	% of BYTS Ordinary Shares	Assuming No Additional Redemptions		Assuming Maximum Redemptions
			Number of Shares of Airship Pubco Common Stock	%	Number of Shares of Airship Pubco Common Stock	%
5% Holders
Byte Holdings LP(3)	9,692,869	88.4%	9,207,868	31.5%	9,207,868	32.8%
Airship Kirkland FLP(4)	—	—	6,915,874	21.5%	6,915,874	22.3%
Airship Redmond FLP(5)	—	—	8,457,630	29.5%	8,457,630	30.7%
Mulan Ventures LLC(6)	—	—	1,541,755	5.4%	1,541,755	5.6%
Directors and Executive Officers Pre-Business Combination
Kobi Rozengarten(3)	9,692,869	88.4%	9,207,868	31.5%	9,207,868	32.8%
Samuel Gloor	—	—	—	—	—	—
Vadim Komissarov(3)	9,692,869	88.4%	9,207,868	31.5%	9,207,868	32.8%
Oded Melamed	—	—	—	—	—	—
Louis Lebedin	—	—	—	—	—	—
All BYTS directors and executive officers as a group (six individuals)	9,692,869	88.4%	9,207,868	31.5%	9,207,868	32.8%
Directors and Executive Officers Post-Business Combination
Victor Huang(7)	—	—	8,263,809	24.6%	8,263,809	25.5%
Derek Xu(8)	—	—	9,805,565	32.6%	9,805,565	33.9%
Paul Allen(9)	—	—	937,134	3.2%	937,134	3.3%
Yanda Ma(10)	—	—	799,468	2.7%	799,468	2.8%
Mark E. Scott(11)	—	—	88,100	*	88,100	*
Peeyush Ranjan(12)	—	—	176,201	*	176,201	*
Louis Lebedin	—	—	—	—	—	—
Amit Mital(13)	—	—	203,512	*	203,512	*
All Airship Pubco directors and executive officers as a group (8 individuals)	—	—	20,273,788	54.6%	20,273,788	56.4%

____________

*        Less than one percent

(1)      Unless otherwise noted, the business address of each of the directors and executive officers of BYTS prior to the Business Combination is 445 Park Avenue, 9th Floor, New York, NY 10022, and the business address of each of the directors and executive officers of Airship Pubco following the Business Combination is 8210 154th Ave NE, Redmond, WA 98052.

(2)      Prior to the Closing, holders of record of BYTS Class A Ordinary Shares and BYTS Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by BYTS shareholders and vote together as a single class, except as required by law; provided, that holders of BYTS Class B Ordinary Shares have the right to elect all of BYTS’ directors prior to the Closing and to approve the Domestication Proposal, and holders of BYTS’ Class A Ordinary Shares are not entitled to vote on the election of directors or the Domestication Proposal during such time.

(3)     Prior to the Business Combination, represents 8,092,313 BYTS Class A Ordinary Shares, 1,030,000 Class A Ordinary Shares underlying Private Placement Units, 570,555 BYTS Class A Ordinary Shares purchased pursuant to the Non-Redemption Agreement, and 1 Class B Ordinary Share held directly by the Sponsor. Following the Business Combination, reflects (i) 8,692,686 shares of Airship Pubco Common Stock issuable upon the exchange in connection with the Domestication of 8,692,868 BYTS Ordinary Shares held by the Sponsor and (ii) 515,000 shares of Airship Pubco Common Stock issuable upon the cash exercise of 515,000 Airship Pubco Warrants. Also reflects forfeitures of shares by Sponsor pursuant to the Parent Support Agreement. Pursuant to the Parent Support Agreement, the Sponsor shall, immediately prior to, and subject to the Closing, forfeit 1,000,000 BYTS Class A Ordinary Shares and make the Share Contribution to secure non-redemption agreements and/or PIPE Financing and to forfeit such shares that are not so contributed. The Sponsor is the record holder of such shares, and the members of the BYTS management team are among the members of the Sponsor. Byte Holdings GP Corp. is the manager of the Sponsor, and Messrs. Rozengarten and Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by Byte Holdings LP. The foregoing individuals disclaim any beneficial ownership of the securities held by Byte Holdings LP other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address of Sponsor’s principal executive offices is 445 Park Avenue, 9th Floor, New York, NY 10022.

(4)      Following the Business Combination, reflects (i) 3,391,862 shares of Airship Pubco Common Stock issuable upon the exchange in connection with the Merger of 1,925,000 shares of Airship Common Stock, (ii) 1,762,006 shares of Airship Pubco Common Stock issuable upon the exercise of 1,762,006 Converted Stock Options issuable upon the conversion in the Merger of 1,000,000 Airship Options, and (iii) 1,762,006 shares of Airship Pubco Common Stock covering 1,762,006 Converted SARs issuable upon the conversion in connection with the Merger of 1,000,000 Airship SARs. Victor Huang has voting and dispositive power over the shares owned by Airship Kirkland Family Limited Partnership.

(5)      Following the Business Combination, reflects 8,457,630 shares of Airship Pubco Common Stock issuable upon the exchange in connection with the Merger of 4,800,000 shares of Airship Common Stock. Derek Xu has voting and dispositive power over the shares owned by Airship Redmond Family Limited Partnership.

(6)      Following the Business Combination, reflects 1,541,755 shares of Airship Pubco Common Stock issuable upon the exchange in connection with the Merger of 875,000 shares of Airship Common Stock. Jane Cui has voting and dispositive power over the shares owned by Mulan Ventures LLC.

(7)      Following the Business Combination, consists of (i) shares owned by Airship Kirkland Family Limited Partnership, over which Mr. Huang has voting and dispositive power and (ii) 1,347,935 shares of Airship Pubco Common Stock issuable upon the exercise of 1,347,935 Converted Warrants issuable upon the conversion in the Merger of 765,000 Airship Warrants.

(8)      Following the Business Combination, consists of (i) shares owned by Airship Redmond Family Limited Partnership, over which Mr. Xu has voting and dispositive power and (ii) 1,347,935 shares of Airship Pubco Common Stock issuable upon the exercise of 1,347,935 Converted Warrants issuable upon the conversion in the Merger of 765,000 Airship Warrants.

(9)      Following the Business Combination, reflects 937,134 shares of Airship Pubco Common Stock issuable upon the exercise of 937,134 Converted Stock Options issuable upon the conversion in the Merger of 531,856 Airship Options.

(10)    Following the Business Combination, reflects 799,468 shares of Airship Pubco Common Stock issuable upon the exercise of 799,468 Converted Stock Options issuable upon the conversion in the Merger of 453,726 Airship Options.

(11)    Following the Business Combination, reflects 88,100 shares of Airship Pubco Common Stock issuable upon the exercise of 88,100 Converted Stock Options issuable upon the conversion in the Merger of 50,000 Airship Options.

(12)    Following the Business Combination, reflects 176,201 shares of Airship Pubco Common Stock issuable upon the exercise of 176,201 Converted Stock Options issuable upon the conversion in the Merger of 100,000 Airship Options.

(13)    Following the Business Combination, reflects 203,512 shares of Airship Pubco Common Stock issuable upon the exercise of 203,512 Converted Stock Options issuable upon the conversion in the Merger of 115,500 Airship Options.

Certain Relationships and Related Party Transactions

BYTE Acquisition Corp.

Founder Shares

On January 22, 2021, the Sponsor paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 8,625,000 of the Company’s Class B ordinary shares. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Shares). On April 7, 2021, the underwriter exercised its over-allotment option in part, and 532,687 Founder Shares were subsequently forfeited by the Sponsor. Effective as of March 27, 2023, pursuant to the terms of the Cayman Constitutional Documents, the Sponsor elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A ordinary shares of the Company, with immediate effect. On June 26, 2023, BYTS issued one Class B Ordinary share in connection with the Domestication Proposal. See “The Domestication Proposal.”

At the time of the IPO, the Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

In connection with the Business Combination, the Sponsor has entered into the Parent Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. The Parent Support Agreement provides that, after the Domestication and immediately prior to the Closing, the Sponsor will forfeit 1,000,000 Founder Shares held by it, and to make the Share Contribution to secure non-redemption agreements and/or PIPE Financing. The Parent Support Agreement also provides that the Sponsor Shares will be subject to a lock-up for a period of 180 days following the Closing.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into private placement-equivalent units at a price of $10.00 per unit. Such units would be identical to the BYTS Private Placement Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of the date of this proxy statement/prospectus, the Company had no borrowings under the Working Capital Loans.

On July 26, 2023, the Sponsor advanced $70,560 to the Company, on September 8, 2023, the Sponsor advanced an additional $70,000 to the Company, on November 1, 2023, the Company received an additional advance from a related party of $224,500 and on November 2, 2023, the Sponsor advanced $25,159.44 to the Company, for an aggregate $390,219.44 advanced to the Company. These advances will be repaid to the Sponsor at the time of Closing.

Administrative Services Agreement

The Company entered into an agreement that provides that, commencing on effective date of the Initial Public Offering, the Company agreed to pay the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. During the three and nine months ended September 30, 2023 and 2022, the Company incurred $30,000 and $90,000, respectively, of such fees. On November 30, 2022, the Company assigned the Administrative Services Agreement, previously entered into by and between the Company and its sponsor, Byte Holdings LP, to Sagara Group, LLC, which is a company controlled by Mr. Gloor.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and the Class A Ordinary Shares underlying such Private Placement Warrants and any Private Placement Warrants that may be issued upon conversion of Working Capital Loans have registration rights to require BYTS to register a sale of any of BYTS’ securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that BYTS register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to BYTS’ completion of its initial business combination. BYTS will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the registration rights agreement will be amended and restated. For additional information, see “Business Combination Proposal — Related Agreements — Amended and Restated Registration Rights Agreement.”

Non-Redemption Agreements

On August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Sponsor pursuant to which the Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Public Shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise Redemption Rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its Redemption Rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with the Non-Redeeming Shareholder holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination. The Non-Redeeming Shareholder is an investor in our Sponsor and, other than indirectly through its interest in our Sponsor, the Non-Redeeming Shareholder did not receive any separate consideration for such waiver.

Airship AI Holdings, Inc.

Advances to Founders and Transfer of Zeppelin Worldwide LLC and Zeppelin Taiwan, Ltd. Interests

In 2020, Victor Huang and Derek Xu, the founders, officers and directors of Airship AI (“Airship AI Founders”), borrowed $3,000,000 (“shareholder advances”) from Airship AI. As of December 31, 2022 and 2021, Airship AI was owed $1,100,000 by the Airship AI Founders. Due to the lack of certainty over the payment of interest, Airship AI will record when received. Due to the uncertainty of the timing of payment, the advances will be treated as a long-term asset. The shareholder advances bear interest at 5% and during 2022 and 2021 no interest was paid. Mr. Huang and Mr. Xu owned all the membership units of Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd. (together, “Zeppelin”).

During the years ended December 31, 2022 and 2021, Zeppelin received from Airship AI an additional $1,095,000 and $590,000, respectively, in cash advances to fund operations which commenced in 2021. These advances between the companies are eliminated in the consolidated balance sheet.

When Zeppelin started, their intent was to explore the technology in-development and determine value for external customers by providing cloud based back-end products. After a period of time for Zeppelin’s development it became apparent these efforts would be of value and accretive to Airship AI. In 2022, Airship AI began utilizing Zeppelin’s research and development personnel to develop Airship AI’s products.

On February 28, 2023, the Airship AI Founders transferred their interests in Zeppelin to Airship AI for the $1,100,000 owed by the Airship AI Founders.

Vehicle and Condominium

On March 30, 2021, Airship AI sold a vehicle to an Airship AI Founder for a promissory note in the amount of $80,000. The note had a simple interest rate of 4%, compounded annually, computed daily based on a 360-day year with principal and interest due in March 2023. Interest payments were due annually. The promissory note plus interest in the amount of $84,844 was repaid during the year ended December 31, 2022.

On May 5, 2021, Airship AI sold a condominium in Juanita Beach, Washington, to an Airship AI Founder for a secured promissory note in the amount of $750,000. The note had interest of 4% per annum, computed on the diminishing principal balance. Interest commenced on the closing with the first payment due on the first of each month after closing. The note was to be paid in full on or before 24 months from the date of the note. Interest payments were due annually. The promissory note plus interest in the amount of $794,917 was repaid during the year ended December 31, 2022.

Founder Advances and Warrants

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced Airship AI $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. In the nine months ended September 30, 2023, Mr. Huang and Mr. Xu advanced Airship AI $1,350,000 and were repaid $200,000, with $1,750,000 recorded as advances from founders as of September 30, 2023. The advances are non-interest bearing and Airship AI expects to pay the balance off within a one year period.

Warrants to Purchase Common Stock

On May 8, 2023, Airship AI issued warrants to purchase 765,000 shares of common stock to each of Victor Huang and Derek Xu. The warrants were valued at $2,136,115 based on the exercise price of $3.12, the fair market stock price of $3.33, a five year term, a volatility of 39.4% and interest of 3.41%. The warrants were recorded as stock-based compensation expense and as additional paid in capital. All warrants are fully vested as they were issued for services performed and have an aggregate intrinsic value of $321,300.

Indemnification

Airship AI’s articles of incorporation and bylaws provide that Airship AI will indemnify its directors and officers to the fullest extent permitted by Washington state law. In addition, Airship AI has entered into indemnification agreements with the current Airship AI Board and executive officers.

Policies and Procedures for Related Persons Transactions

Effective upon the consummation of the Business Combination, the Airship Pubco Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000 (or, for so long as we remain a “smaller reporting company” the lesser of (i) $120,000 and (ii) 1% of our average total assets of the two completed fiscal years), and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of Airship Pubco’s executive officers or directors;

•        any person who is known by the post-combination company to be the beneficial owner of more than 5% of Airship Pubco voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Airship Pubco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Airship Pubco’s voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Airship Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

Comparison of Corporate Governance and Shareholder Rights

BYTS is an exempted company incorporated under the Companies Act. The Companies Act and the Cayman Constitutional Documents govern the rights of its shareholders. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of Airship Pubco, your rights will differ in some regards as compared to when you were a shareholder of BYTS.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of BYTS and Airship Pubco according to applicable law or the organizational documents of BYTS and Airship Pubco.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of BYTS, attached to this proxy statement/prospectus as Annex G, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B-1, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex B-2. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Companies Act, to understand how these laws apply to Airship Pubco and BYTS, respectively.

Provision	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval-there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Companies Act and BYTS’ amended and restated memorandum and articles of association, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Provision	Delaware	Cayman Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Advisory Organizational Documents Proposal 5B).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Provision	Delaware	Cayman Islands
Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances. A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of BYTS owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud or willful default.

Description of AIRSHIP PUBCO Securities

The following summary sets forth the material terms of Airship Pubco’s securities following the completion of the Proposed Transaction. The following summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to the Proposed Charter, a form of which is attached as Annex B-1 to this proxy statement/prospectus, and the Proposed Bylaws, a form of which is attached as Annex B-2 to this proxy statement/prospectus. Airship Pubco urges you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Airship Pubco’s securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter will authorize the issuance of 205,000,000 shares, consisting of:

•        200,000,000 shares of Airship Pubco Common Stock; and

•        5,000,000 shares of preferred stock, par value $0.0001 per share (“Airship Pubco Preferred Stock”).

Common Stock

Upon completion of the Business Combination, Airship Pubco expects that there will be 21,878,745 shares of Airship Pubco Common Stock outstanding, assuming that no BYTS Class A Ordinary Shares are redeemed in connection with the Business Combination, and not including shares reserved for issuance upon the exercise of Airship Options, Airship SARs and Airship Warrants being assumed by BYTS in the Proposed Transaction. All shares of Airship Pubco Common Stock are fully paid and non-assessable. In connection with the Business Combination, the sole BYTS Class B Ordinary Share held by the Sponsor will be surrendered to BYTS and cancelled for no consideration.

Voting rights.    Each holder of Airship Pubco Common Stock is entitled to one vote for each share of Airship Pubco Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Airship Pubco Common Stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class.

Dividend Rights.    Subject to preferences that may be applicable to any outstanding Airship Pubco Preferred Stock, the holders of shares of Airship Pubco Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Airship Pubco Board out of funds legally available for such purposes.

Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of Airship Pubco’s affairs, the holders of Airship Pubco Common Stock are entitled to share ratably in all assets remaining after payment of Airship Pubco’s debts and other liabilities, subject to prior distribution rights of Airship Pubco Preferred Stock or any class or series of stock having a preference over the Airship Pubco Common Stock, then outstanding, if any.

Other rights.    The holders of Airship Pubco Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Airship Pubco Common Stock. The rights, preferences and privileges of holders of the Airship Pubco Common Stock will be subject to those of the holders of any shares of the Airship Pubco Preferred Stock that Airship Pubco may issue in the future.

Preferred Stock

No shares of Airship Pubco Preferred Stock will be issued or outstanding immediately after the completion of the Proposed Transaction. The Proposed Charter will authorize the Airship Pubco Board to establish one or more series of Airship Pubco Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Airship Pubco Preferred Stock will be available for issuance without further action by the holders of Airship Pubco Common Stock. The Airship Pubco Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Airship Pubco Preferred Stock. The issuance of Airship Pubco Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Airship Pubco without further action by the stockholders. Additionally, the issuance of Airship Pubco Preferred Stock may adversely affect the holders of Airship Pubco Common Stock by restricting dividends on the Airship Pubco Common Stock, diluting the voting power of the Airship Pubco Common Stock or subordinating the liquidation rights of the Airship Pubco Common Stock. As a result of these or other factors, the issuance of Airship Pubco Preferred Stock could have an adverse impact on the market price of the Airship Pubco Common Stock, restricting dividends on Airship Pubco’s capital stock, diluting the voting power of Airship Pubco Common Stock, impairing the liquidation rights of Airship Pubco’s capital stock, or delaying or preventing a change in control of Airship Pubco. At present, there are no plans to issue any Airship Pubco Preferred Stock.

Warrants

Public Warrants

Each whole Airship Pubco Warrant will entitle the registered holder to purchase one share of Airship Pubco Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing, provided that Airship Pubco has an effective registration statement under the Securities Act covering the shares of Airship Pubco Common Stock issuable upon exercise of the Airship Pubco Warrants and a current prospectus relating to them is available (or Airship Pubco permits holders to exercise their Airship Pubco Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares of Airship Pubco Common Stock are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Airship Pubco Warrants only for a whole number of shares of Airship Pubco Common Stock. This means only a whole Airship Pubco Warrants may be exercised at a given time by a warrant holder. The Airship Pubco Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Airship Pubco will not be obligated to deliver any shares of Airship Pubco Common Stock pursuant to the exercise of an Airship Pubco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Airship Pubco Common Stock underlying the Airship Pubco Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Airship Pubco Warrants will be exercisable and Airship Pubco will not be obligated to issue a share of Airship Pubco Common Stock upon exercise of an Airship Pubco Warrant unless the Airship Pubco Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an Airship Pubco Warrant, the holder of such Airship Pubco Warrant will not be entitled to exercise such Airship Pubco Warrant and such Airship Pubco Warrant may have no value and expire worthless. In no event will Airship Pubco be required to net cash settle any Airship Pubco Warrant.

BYTS is registering the Airship Pubco Common Stock issuable upon exercise of the Airship Pubco Warrants in the registration statement of which this proxy statement/prospectus forms a part because the Airship Pubco Warrants will become exercisable 30 days after the Closing. However, because the Airship Pubco Warrants will be exercisable until their expiration date of up to five years after the Closing, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the Closing, under the terms of the Warrant Agreement, BYTS has agreed that, as soon as practicable, but in no event later than 15 business days, after the Closing, BYTS will use its best efforts to file with the SEC a post-effective amendment to the registration statement of which the proxy statement/prospectus forms a part or a new registration statement covering the registration under the Securities Act of the Airship Pubco Common Stock issuable upon exercise of the Airship Pubco Warrants and thereafter Airship Pubco will use its best efforts to cause the same to become effective and to maintain the effectiveness of such post-effective amendment or registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Airship Pubco Warrants in accordance with the provisions of the Warrant Agreement. If such post-effective amendment or registration statement covering the Airship Pubco Common Stock issuable upon exercise of the Airship Pubco Warrants is not effective by the sixtieth (60th) business day after the Closing, warrant holders may, until such time as there is an effective post-effective amendment or registration statement and during any period when Airship Pubco will have failed to maintain an effective registration statement, exercise Airship Pubco Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Airship Pubco Common Stock is at the time of any exercise of an Airship Pubco Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Airship Pubco may, at its option, require holders of Airship Pubco Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Airship Pubco so elects, Airship Pubco will not be required to file or maintain in effect a registration statement, and in the event Airship Pubco does not so elect, Airship Pubco will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Airship Pubco Warrants for that number of shares of Airship Pubco Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Airship Pubco Common Stock underlying the Airship Pubco Warrants, multiplied by the excess of the “fair market value” (as defined below) over the exercise price of the Airship Pubco Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the average reported closing price of the Airship Pubco Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $18.00

Once the Airship Pubco Warrants become exercisable, Airship Pubco may redeem the outstanding Airship Pubco Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the closing price of the shares of Airship Pubco Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of an Airship Pubco Warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders (which we refer to as the “Reference Value”).

Airship Pubco will not redeem the Airship Pubco Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Airship Pubco Common Stock issuable upon exercise of the Airship Pubco Warrants is then effective and a current prospectus relating to those shares of Airship Pubco Common Stock is available throughout the 30-day redemption period. If and when the Airship Pubco Warrants become redeemable, Airship Pubco may exercise its redemption right even if Airship Pubco is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Airship Pubco Warrants, each warrant holder will be entitled to exercise his, her or its Airship Pubco Warrant prior to the scheduled redemption date. However, the price of the Airship Pubco Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of an Airship Pubco Warrant described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $10.00

Once the Airship Pubco Warrants become exercisable, Airship Pubco may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant;

•        upon not less than 30 days’ prior written notice of redemption, provided that holders will be able to exercise their Airship Pubco Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of Airship Pubco Common Stock except as otherwise described below;

•        if, and only if, the Reference Value equals or exceeds $10.00 per Public Share (as adjusted for adjustments to the number of shares issuable upon exercise) or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”; and

•        if the Reference Value is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Airship Pubco Warrants are redeemed or exercised, holders may elect to exercise their Airship Pubco Warrants on a cashless basis. The numbers in the table below represent the number of shares of Airship Pubco Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Airship Pubco Common Stock on the corresponding redemption date (assuming holders elect to exercise their Airship Pubco Warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of the Airship Pubco Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. Airship Pubco will provide warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of an Airship Pubco Warrant or the exercise price of an Airship Pubco Warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of Airship Pubco Warrants is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of an Airship Pubco Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of an Airship Pubco Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of an Airship Pubco Warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Airship Pubco Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Airship Pubco Common Stock to be issued for each Airship Pubco Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Airship Pubco Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Airship Pubco Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Airship Pubco Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Airship Pubco Common Stock for each whole warrant. In no event will the Airship Pubco Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Airship Pubco Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the Airship Pubco Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Airship Pubco Common Stock.

This redemption feature is structured to allow for all of the outstanding Airship Pubco Warrants to be redeemed when the Airship Pubco Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of the Airship Pubco Common Stock is below the exercise price of the Airship Pubco Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Airship Pubco Warrants without the Airship Pubco Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Airship Pubco Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of the prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Airship Pubco Warrants if we determine it is in our best interest to do so. As such, we would redeem the Airship Pubco Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the applicable redemption price to the warrant holders.

As stated above, we can redeem the Airship Pubco Warrants when the Airship Pubco Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Airship Pubco Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Airship Pubco Warrants when the Airship Pubco Common Stock is trading at a price below the exercise price of the Airship Pubco Warrants, this could result in the warrant holders receiving fewer shares than they would have received if they had chosen to wait to exercise their warrants for shares of Airship Pubco Common Stock if and when the Airship Pubco Common Stock was trading at a price higher than the exercise price of $11.50.

No fractional shares of Airship Pubco Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares to be issued to the holder. If, at the time of redemption, the Airship Pubco Warrants are exercisable for a security other than shares of Airship Pubco Common Stock pursuant to the Warrant Agreement, the Airship Pubco Warrants may be exercised for such security. At such time as the Airship Pubco Warrants become exercisable for a security other than Airship Pubco Common Stock, Airship Pubco (or the surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the warrants.

Redemption Procedures

In the event that Airship Pubco determines to redeem the Public Warrants when the closing price of the shares of Airship Pubco Common Stock equals or exceeds $18.00 per share or $10.00 per share, pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, respectively, Airship Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Airship Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Beneficial Ownership Limitations

A holder of an Airship Pubco Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Airship Pubco Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.    If the number of outstanding shares of Airship Pubco Common Stock is increased by a share capitalization payable in shares of Airship Pubco Common Stock, or by a sub-division of shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of Airship Pubco Common Stock issuable on exercise of each Airship Pubco Warrant will be increased in proportion to such increase in the outstanding shares. A rights offering made to all or substantially all holders of securities entitling holders to purchase shares of Airship Pubco Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares equal to the product of (i) the number of shares of Airship Pubco Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Airship Pubco Common Stock) and (ii) the quotient of (x) the price per share of Airship Pubco Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Airship Pubco Common Stock, in determining the price payable for Airship Pubco Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Airship Pubco Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Airship Pubco Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Airship Pubco, at any time while the Airship Pubco Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Airship Pubco Common Stock on account of such Airship Pubco Common Stock (or other securities into which the Airship Pubco Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Airship Pubco Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Airship Pubco Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Airship Pubco Common Stock in respect of such event.

If the number of outstanding shares of Airship Pubco Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of Airship Pubco Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Airship Pubco Common Stock issuable on exercise of each Airship Pubco Warrant will be decreased in proportion to such decrease in outstanding shares of Airship Pubco Common Stock.

Whenever the number of shares of Airship Pubco Common Stock purchasable upon the exercise of the Airship Pubco Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Airship Pubco Common Stock (other than those described above or that solely affects the par value of such shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of Airship Pubco Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Airship Pubco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Airship Pubco Warrants and in lieu of the Airship Pubco Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Airship Pubco Warrants would have received if such holder had exercised their Airship Pubco Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Airship Pubco Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Airship Pubco Common Stock, the holder of an Airship Pubco Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the Airship Pubco Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Airship Pubco Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of Airship Pubco Common Stock in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Airship Pubco Warrants when an extraordinary transaction occurs during the exercise period of the Airship Pubco Warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Airship Pubco Warrants.

The Airship Pubco Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and BYTS. The Warrant Agreement provides that the terms of the Airship Pubco Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Airship Pubco Warrants and the Warrant Agreement, (ii) adjusting the provisions relating to cash dividends on shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Airship Pubco Warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, 50% of the then outstanding Private Placement Warrants. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Airship Pubco Warrants.

The Airship Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Airship Pubco Common Stock and any voting rights until they exercise their warrants and receive shares of Airship Pubco Common Stock. After the issuance of shares of Airship Pubco Common Stock upon exercise of the Airship Pubco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the Airship Pubco Warrants. If, upon exercise of the Airship Pubco Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Airship Pubco Common Stock to be issued to the warrant holder.

Exclusive Forum

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits and result in increased costs to warrant holders to bring a lawsuit. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board.

Private Placement Warrants

The Private Placement Warrants (including shares of Airship Pubco Common Stock issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the Closing (except, among other limited exceptions, to BYTS’ officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by Airship Pubco so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees (except as set forth under “— Warrants — Public Warrants — Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $10.00”). The Sponsor or its permitted transferees have the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the Units in BYTS’ IPO. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by Airship Pubco and exercisable by the holders on the same basis as the warrants included in the Units sold in BYTS’s IPO.

Except as described above under “— Public Warrants — Redemption of Airship Pubco Warrants when the price per share of Airship Pubco Common Stock equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Airship Pubco Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Airship Pubco Warrants, multiplied by the excess of the “fair market value” of the Airship Pubco Common Stock (as defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the Airship Pubco Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it was not known at the time of BYTS’ IPO whether the Sponsor would be affiliated with us following a business combination. If the Sponsor remains affiliated with Airship Pubco, its ability to sell Airship Pubco securities in the open market will be significantly limited. We expect

Airship Pubco to have policies in place that prohibit insiders from selling securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Airship Pubco securities, an insider cannot trade in Airship Pubco securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their Airship Pubco Warrants and sell the shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the Insiders could be significantly restricted from selling such securities.

Dividends

Airship Pubco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Airship Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for the Airship Pubco Common Stock and warrant agent for the Airship Pubco Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the Trust Account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the Trust Account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the Trust Account and not against the any monies in the Trust Account or interest earned thereon.

Certain Anti-Takeover Provisions of the Proposed Charter, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter, the Proposed Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Airship Pubco Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of Airship Pubco. These provisions are intended to avoid costly takeover battles, reduce Airship Pubco’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Airship Pubco Board to maximize stockholder value in connection with any unsolicited offer to acquire Airship Pubco. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of Airship Pubco by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Airship Pubco Common Stock. The Proposed Charter will provide that, from and after the date Airship Pubco ceases to qualify as a “controlled company” within the meaning of Nasdaq listing standards, any action required or permitted to be taken by Airship Pubco’s stockholders must be effected at a duly called annual or extraordinary general meeting of stockholders and may not be effected by any consent in writing by such holders, except that any action required or permitted to be taken by holders of any series of Airship Pubco Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly permitted to do so by the certificate of designation relating to one or more series of Airship Pubco Preferred Stock, if a consent or consents, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to Airship Pubco in accordance with the applicable provisions of the DGCL. See also “Risk Factors — Risks Related to the Consummation of the Domestication — Delaware law and Airship Pubco’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable”.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Airship Pubco Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Airship Pubco Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Airship Pubco capital stock may be to enable the Airship Pubco Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Airship Pubco by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Airship Pubco Common Stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Proposed Charter will provide that the Airship Pubco Board will determine the number of directors who will serve on the board. Subject to the Merger Agreement, the exact number of directors will be fixed from time to time by a majority of the Airship Pubco Board. Upon adoption of the Proposed Charter, the Airship Pubco Board will be declassified and will consist of one class of directors only, whose term will continue to the first annual meeting of stockholders following the date of the Closing, and, thereafter, all directors will be elected annually and will be elected for one year terms expiring at the next annual meeting of Airship Pubco stockholders. There will be no limit on the number of terms a director may serve on the Airship Pubco Board.

In addition, the Proposed Charter will provide that any vacancy on the Airship Pubco Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to any rights of the holders of Airship Pubco Preferred Stock.

Quorum

The Proposed Bylaws will provide that at any meeting of the Airship Pubco Board, a majority of the total number of directors then in office constitutes a quorum for the transaction of business.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Special Meetings of Stockholders

The Proposed Charter will provide that special meetings of stockholders may be called only by or at the direction of the Airship Pubco Board, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Proposed Bylaws.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Airship Pubco Board or a committee of the Airship Pubco Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Airship Pubco with certain information. Generally, to be timely, a stockholder’s notice must be received at Airship Pubco’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of Airship Pubco following the adoption of the Proposed Bylaws, the date of the preceding annual meeting will be deemed to be December 15, 2023). The Proposed Bylaws allow the Airship Pubco Board to adopt rules and regulations for the conduct of a meeting of the stockholders as it deems appropriate, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Airship Pubco.

Supermajority Provisions

The Proposed Charter and the Proposed Bylaws will provide that the Airship Pubco Board is expressly authorized to adopt, amend or repeal, in whole or in part, the Proposed Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of Airship Pubco also will have the power to adopt, amend or repeal the Proposed Bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of stock of Airship Pubco entitled to vote generally in an election of directors, voting together as a single class, subject to any vote of the holders of any class or series of stock of Airship Pubco required by applicable law or by the Proposed Charter (including any certificate of designation in respect of any series of Airship Pubco Preferred Stock) or the Proposed Bylaws.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Proposed Charter will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in voting power all the then outstanding shares of Airship Pubco’s stock entitled to vote thereon, voting together as a single class:

•        the provision regarding the Airship Pubco Board being authorized to establish one or more series of Airship Pubco Preferred Stock with such powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as the Airship Pubco Board may determine;

•        the provisions regarding removal of directors;

•        the provisions regarding filling vacancies on the Airship Pubco Board and newly created directorships;

•        the provision regarding the Airship Pubco Board being authorized to amend the Proposed Bylaws without a stockholder vote;

•        the provisions regarding stockholder action by written consent;

•        the provisions regarding calling special meetings of stockholders;

•        the provisions regarding stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders;

•        the provisions regarding limitation on liability and indemnification of Airship Pubco’s directors and officers;

•        the provisions regarding Airship Pubco electing not to be governed by Section 203 of the DGCL;

•        the provisions adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act;

•        the provisions regarding Airship Pubco renouncing its interest or expectancy in any corporate opportunity offered to any of its non-employee directors or principal stockholders and their affiliates; and

•        the amendment provision requiring that the above provisions be amended only with a 66 and 2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Airship Pubco or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Airship Pubco Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Airship Pubco. These provisions are designed to reduce Airship Pubco’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Airship Pubco Common Stock and, as a consequence, may inhibit fluctuations in the market price of Airship Pubco Common Stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Proposed Charter will provide that, unless Airship Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of Airship Pubco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Airship Pubco to Airship Pubco or Airship Pubco’s stockholders, (iii) any action, suit or proceeding against Airship Pubco or any current or former director, officer or other employee of Airship Pubco arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (vi) any action, suit or proceeding asserting a claim against Airship Pubco or any current or former director, officer or other employee of Airship Pubco governed by the internal affairs doctrine or otherwise related to Airship Pubco’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Airship Pubco will be deemed to have notice of and consented to the forum provisions in the Proposed Charter. The Proposed Charter further will provide that unless Airship Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. However, it is possible that a court could find Airship Pubco’s forum selection provisions to be inapplicable or unenforceable. Although BYTS believes this provision will benefit Airship Pubco by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Airship Pubco’s directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that Airship Pubco has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to a member of the Airship Pubco Board who is not an employee of Airship Pubco or its subsidiaries, or the principal stockholders of Airship Pubco and their affiliates. The Proposed Charter does not renounce Airship Pubco’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Airship Pubco.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of Airship Pubco and its stockholders, through stockholders’ derivative suits on Airship Pubco’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director or officer.

The limitation of liability provision in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Airship Pubco and its stockholders. In addition, your investment may be adversely affected to the extent Airship Pubco pays the costs of settlement and damage awards against directors and officers pursuant to any indemnity agreements that may be entered into. BYTS believes that this provision, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Airship Pubco’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, BYTS has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of the BYTS’s or Airship AI’s respective directors, officers or employees for which indemnification is sought.

Listing of Securities

BYTS has applied to list the Airship Pubco Common Stock and Airship Pubco Warrants on Nasdaq under the proposed symbols “AISP” and “AISPW”, respectively, upon the Closing.

Pursuant to the terms of the Merger Agreement, as a closing condition, BYTS is required to cause the Airship Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, BYTS may not have received from Nasdaq either confirmation of the listing of the Airship Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the Airship Pubco Common Stock would not be listed on any nationally recognized securities exchange.

Securities Act Restrictions on Resale of Airship Pubco Securities

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Airship Pubco Common Stock or Airship Pubco Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Airship Pubco at the time of, or at any time during the three months preceding, a sale and (ii) Airship Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Airship Pubco was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as Airship Pubco was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Airship Pubco Common Stock or Airship Pubco Warrants for at least six months but who are affiliates of Airship Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of Airship Pubco Common Stock then outstanding; or

•        the average weekly reported trading volume of Airship Pubco Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Airship Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Airship Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration once Rule 144 becomes available for resale of Airship Pubco, subject to the provisions of the Parent Support Agreement.

BYTS anticipates that following the consummation of the Business Combination, Airship Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

This proxy statement/prospectus registers under the Securities Act the potential resale of (i) Airship Pubco Common Stock that may be received in the Business Combination by the selling stockholders listed in the table below (including Airship Pubco Common Stock that may be issued upon the exercise of Airship Pubco Warrants) and (ii) Airship Pubco Warrants held by the selling stockholders listed in the table below. The table below sets forth information, based upon written representations supplied to BYTS, by the selling stockholders identified in the table, with respect to such selling stockholders’ beneficial ownership of BYTS Ordinary Shares and BYTS Warrants as of the date hereof and such selling stockholders’ expected beneficial ownership of Airship Pubco Common Stock and Airship Pubco Warrants as of the Closing.

The Airship Pubco Common Stock offered for resale by the selling stockholders in this proxy statement/prospectus represents approximately 88.4% of the BYTS Ordinary Shares outstanding as of November 21, 2023, or approximately 34.7% of the Airship Pubco Common Stock that will be outstanding as of the Closing (assuming maximum redemptions and no exercise of any Airship Pubco Warrants, Converted Warrants, Converted Stock Options, or Converted SARs). The Airship Pubco Warrants offered for resale by the selling stockholders in this proxy statement/prospectus represent approximately 3.1% of the BYTS Warrants outstanding as of November 21, 2023, or approximately 3.1% of the Airship Pubco Warrants that will be outstanding as of the Closing (assuming no exercise of any Airship Pubco Warrants). The sale of all of these securities in the public market, or the perception that holders of a large number of securities intend to sell their securities, could reduce the market price of BYTS Ordinary Shares or BYTS Warrants prior to the Business Combination or the Airship Pubco Common Stock or Airship Pubco Warrants after the Business Combination. Despite such a decline in price, the Sponsor may still experience a positive rate of return on the shares purchased by it due to the lower price per share at which its shares were purchased. See “Risk Factors” for more information.

The selling stockholders may from time to time offer and sell any or all of the Airship Pubco Common Stock and Airship Pubco Warrants set forth below pursuant to this proxy statement/prospectus. When we refer to the “selling stockholders” in this proxy statement/prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in the Airship Pubco Common Stock or Airship Pubco Warrants after the date of this proxy statement/prospectus.

Because each such selling stockholder may, from time to time, sell, transfer or otherwise dispose of all, some or none of the Airship Pubco Common Stock and Airship Pubco Warrants covered by this proxy statement/prospectus, neither BYTS nor Airship AI can determine the number of such Airship Pubco Common Stock or Airship Pubco Warrants that will be sold, transferred or otherwise disposed of by each such selling stockholder, or the amount or percentage of the Airship Pubco Common Stock or Airship Pubco Warrants that will be beneficially held by each such selling stockholder upon termination of the offering. For purposes of the table below, we assume that each selling stockholder will sell all of the Airship Pubco Common Stock and Airship Pubco Warrants covered by this proxy statement/prospectus.

Unless otherwise described below, none of the selling stockholders nor any of their affiliates have held any position or office with or otherwise had any material relationship with BYTS or Airship AI or any of their respective affiliates during the three years prior to the date of this proxy statement/prospectus.

Name of Selling Stockholder(2)	Held Prior to the Business Combination				Received in the Business Combination		Held After the Offering Hereby(1)
	Number of BYTS Class A Ordinary Shares beneficially owned	Percent of BYTS Class A Ordinary Shares outstanding	Number of BYTS Warrants beneficially owned	Percent of BYTS Warrants outstanding	Number of shares of Airship Pubco Common Stock received in the Domestication	Number of Airship Pubco Warrants received in the Domestication	Number of shares of Airship Pubco Common Stock beneficially owned	Percent of Airship Pubco Common Stock outstanding (assuming maximum redemptions)	Number of Airship Pubco Warrants beneficially owned	Percent of Airship Pubco Warrants outstanding
Byte Holdings LP(3)	9,692,868	88.4%	515,000	3.1%	9,207,868	515,000	—	—	—	—

____________

(1)      Assumes all shares of Airship Pubco Common Stock and Airship Pubco Warrants, the resale of which is being registered hereby, are sold by the selling stockholders.

(2)      The business address of each selling stockholder is 445 Park Avenue, 9th Floor, New York, NY 10022.

(3)      Prior to the Closing, reflects (a)(i) 8,092,313 Founder Shares, (ii) 1,030,000 BYTS Class A Ordinary Shares included in the BYTS Private Units, and (iii) 570,555 Public Shares held by the Sponsor and (b) 515,000 BYTS Warrants included in the BYTS Private Units held by the Sponsor. Following the Closing, reflects (a)(i) 8,692,868 shares of Airship Pubco Common Stock issuable upon the exchange in connection with the Domestication of 8,692,868 BYTS Class A Ordinary Shares held by the Sponsor after reflecting the forfeiture of 1,000,000 BYTS Class A Ordinary Shares pursuant to the Parent Support Agreement and (ii) 515,000 shares of Airship Pubco Common Stock issuable upon the cash exercise of the Airship Pubco Warrants held by the Sponsor and (b) 515,000 Airship Pubco Warrants held by the Sponsor. Also reflects the forfeiture of shares by Sponsor pursuant to the Parent Support Agreement. Does not reflect the Share Contribution. The Sponsor is the record holder of such shares, and the members of the BYTS management team are among the members of the Sponsor. Byte Holdings GP Corp. is the manager of the Sponsor, and Messrs. Rozengarten and Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by Byte Holdings LP. The foregoing individuals disclaim any beneficial ownership of the securities held by Byte Holdings LP other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

The resales of the Airship Pubco Common Stock and Airship Pubco Warrants which the selling stockholders listed in the table above may receive in the Business Combination are being registered to permit public secondary trading of these securities by the holders of such securities from time to time. Registration of the Airship Pubco Common Stock and Airship Pubco Warrants does not mean that such securities necessarily will be offered or sold. Airship Pubco will not receive any proceeds from any such offer or sale by the selling stockholders. Airship Pubco could receive up to an aggregate of approximately $5,922,500 from the exercise of all Airship Pubco Warrants registered hereby assuming the exercise in full of all such warrants for cash at an exercise price of $11.50 per share.

The selling stockholders may sell such Airship Pubco Common Stock and Airship Pubco Warrants from time to time directly to purchasers or through underwriters, broker-dealers or agents, at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, by a variety of methods, including the following:

•        in negotiated transactions;

•        in underwritten transactions;

•        in a block trade in which a broker-dealer will attempt to sell the offered securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•        through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this proxy statement/prospectus;

•        in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•        in the trading markets for Airship Pubco Common Stock or Airship Pubco Warrants;

•        in the over-the-counter market or on any national securities exchange on which Airship Pubco Common Stock or Airship Pubco Warrants may be listed or quoted at the time of sale;

•        through the distribution of the securities by any selling stockholder to its partners, members, shareholders or other equity holders, to the extent that such transaction constitutes a sale under this proxy statement/prospectus;

•        by the writing of options (including put or call options) or other hedging transactions, whether through an options exchange or otherwise;

•        in transactions otherwise than on such exchanges or in the over-the-counter market;

•        through a combination of any such methods; or

•        through any other method permitted under applicable law.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this proxy statement/prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of Airship Pubco (or to the extent otherwise required by law), Airship Pubco may file a prospectus supplement in order to permit the distributees to use this proxy statement/prospectus to resell the securities acquired in the distribution.

The selling stockholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of Airship Pubco’s securities on Nasdaq or any other exchange or market.

The selling stockholders will pay any underwriting commissions and discounts, and expenses incurred by the selling stockholders for brokerage, marketing costs, or legal services (other than those detailed below). Airship Pubco will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this proxy statement/prospectus, including all registration and filing fees, securities or blue sky law compliance fees, Nasdaq listing fees and expenses of Airship Pubco’s counsel and independent registered public accounting firm, and fees and expenses of one legal counsel of the selling stockholders.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities offered in this proxy statement/prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. To the extent required, this proxy statement/prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

Instead of selling the securities under this proxy statement/prospectus, the selling stockholders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

STOCKholder Proposals and DIRECTOR Nominations

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Airship Pubco Board, (b) otherwise properly brought before such meeting by or at the direction of the Airship Pubco Board or the Chairperson of the Airship Pubco Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of Airship Pubco both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the Airship Pubco’s annual meeting of stockholders, a stockholder’s notice must be delivered to Airship Pubco’s secretary at Airship Pubco’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or Airship Pubco holds its annual meeting of stockholders more than 30 days before or more than 70 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

Notice of a nomination or proposal must be delivered to Airship Pubco no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2024 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2024 annual general meeting pursuant to Rule 14a-8 must be received at Airship Pubco’s principal office at a reasonable time before Airship Pubco begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder will update and supplement its notice to Airship Pubco’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, Airship Pubco’s secretary not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to Airship Pubco’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by Airship Pubco’s secretary within the time periods described above under the section “— Stockholder Proposals”.

Shareholder Communications

Shareholders and interested parties may communicate with the BYTS Board, any committee chairperson or the non-management directors as a group by writing to the BYTS Board or committee chairperson in care of BYTE Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022. Following the Closing, such communications should be sent to Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052. Each communication will be forwarded, depending on the subject matter, to the Airship Pubco Board, the appropriate committee chairperson or all non-management directors.

Legal Matters

White & Case LLP will pass upon the validity of the securities of BYTS to be issued in connection with the Domestication and Merger.

Other Matters

As of the date of this proxy statement/prospectus, the BYTS Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

Experts

The financial statements of BYTE Acquisition Corp. as of December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of BYTE Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Airship AI Holdings, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this proxy statement/prospectus, have been included in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, BYTS and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of BYTS’ annual report to shareholders and BYTS’ proxy statement. Upon written or oral request, BYTS will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that BYTS deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that BYTS deliver single copies of such documents in the future. Shareholders may notify BYTS of their requests by calling or writing BYTS at its principal executive offices at 445 Park Avenue, 9th Floor, New York, NY 10022.

Enforceability of Civil Liability

BYTS is a Cayman Islands exempted company. If BYTS does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon BYTS. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against BYTS in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, BYTS may be served with process in the United States with respect to actions against BYTS arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of BYTS’ securities by serving BYTS’ U.S. agent irrevocably appointed for that purpose.

Where you can Find More Information

BYTS has filed a registration statement on Form S-4 to register the issuance and resale of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

All information contained in this proxy statement/prospectus relating to BYTS has been supplied by BYTS, and all such information relating to Airship AI has been supplied by Airship AI, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a (i) prospectus of Airship Pubco with respect to the Airship Pubco Common Stock and Airship Pubco Warrants to be issued to BYTS shareholders and warrantholders and Airship AI equityholders if the Business Combination described herein is consummated, (ii) prospectus of Airship Pubco with respect to the sale by the selling stockholders identified herein of Airship Pubco Common Stock and Airship Pubco Warrants received by them in the Business Combination, and (iii) proxy statement of BYTS for the extraordinary general meeting. BYTS and Airship AI have not authorized anyone to give any information or make any representation about the Business Combination, BYTS or Airship AI that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022
Attention: Samuel Gloor, Chief Executive Officer
E-mail: sam.gloor@bytespac.com

You may also obtain these documents by requesting them in writing or by telephone from BYTS’ proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: BYTS.info@investor.morrowsodali.com

If you are a shareholder of BYTS and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from BYTS, BYTS will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

BYTE ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash	$18,752	$1,054,581
Prepaid expenses	20,190	133,091
Total current assets	38,942	1,187,672
Non-current assets:
Cash and investments held in Trust Account	25,254,705	328,226,432
Total non-current assets	25,254,705	328,226,432
Total Assets	$25,293,647	$329,414,104

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$184,322	$83,999
Accrued expenses	2,454,277	349,835
Advance from related party	140,560	—
Non-redemption agreement liability	250,243	—
Non-redemption agreement liability – related party	37,657	—
Total current liabilities	3,067,059	433,834
Redemption payable	5,587,383	—
Deferred underwriting commissions	11,329,238	11,329,238
Derivative warrant liabilities	3,840,914	1,336,050
Total liabilities	23,824,594	13,099,122

Commitments and Contingencies

Class A ordinary shares subject to possible redemption at $10.65 and $10.14 per share, $0.0001 par value; 1,837,593 and 32,369,251 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	19,567,322	328,126,432

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 9,122,313 and 1,030,000 shares issued and outstanding (excluding 1,837,593 and 32,369,251 shares subject to possible redemption) as of September 30, 2023 and December 31, 2022, respectively	912	103
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 1 and 8,092,313 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	809
Additional paid-in capital	—	—
Accumulated deficit	(18,099,181)	(11,812,362)
Total shareholders’ deficit	(18,098,269)	(11,811,450)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Stockholders’ Deficit:	$25,293,647	$329,414,104

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BYTE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$766,831	$238,259	$3,289,510	$814,975
General and administrative expenses – related party	30,000	30,000	90,000	90,000
Loss from operations	(796,831)	(268,259)	(3,379,510)	(904,975)
Change in fair value of derivative warrant liabilities	(1,001,978)	333,960	(2,504,864)	7,685,810
Interest income – bank	1,993	—	17,445	—
Income from investments held in Trust Account	307,275	1,445,135	3,720,218	1,899,910
Net (loss) income	$(1,489,541)	$1,510,836	$(2,146,711)	$8,680,745

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption	2,317,511	32,369,251	10,591,230	32,369,251

Basic and diluted net (loss) income per share, Class A ordinary shares subject to possible redemption	$(0.13)	$0.04	$(0.11)	$0.21

Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary share	9,122,314	9,122,313	9,122,313	9,122,313

Basic and diluted net (loss) income per share, non-redeemable Class A ordinary shares and Class B ordinary share	$(0.13)	$0.04	$(0.11)	$0.21

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BYTE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	1,030,000	$103	8,092,313	$809	$—	$(11,812,362)	$(11,811,450)
Conversion of Class B ordinary shares to Class A ordinary shares	8,092,313	809	(8,092,313)	(809)	—	—	—
Net income	—	—	—	—	—	1,163,141	1,163,141
Shareholder non-redemption agreement (Note 6)						(396,000)	(396,000)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(2,998,349)	(2,998,349)
Balance – March 31, 2023	9,122,313	912	—	—	—	(14,043,570)	(14,042,658)
Issuance of Class B ordinary shares	—	—	1	—	10	—	10
Net loss	—	—	—	—	—	(1,820,311)	(1,820,311)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(10)	(414,584)	(414,594)
Balance – June 30, 2023	9,122,313	912	1	—	—	(16,278,465)	(16,277,553)
Net loss	—	—	—	—	—	(1,489,541)	(1,489,541)
Change in shareholder non-redemption agreement liability	—	—	—	—	—	13,757	13,757
Related party non-redemption agreement liability	—	—	—	—	—	(37,657)	(37,657)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(307,275)	(307,275)
Balance – September 30, 2023	9,122,313	$912	1	$—	$—	$(18,099,181)	$(18,098,269)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	1,030,000	$103	8,092,313	$809	$—	$(18,009,404)	$(18,008,492)
Net income	—	—	—	—	—	5,255,353	5,255,353
Balance – March 31, 2022	1,030,000	103	8,092,313	809	—	(12,754,051)	(12,753,139)
Net income	—	—	—	—	—	1,914,556	1,914,556
Remeasurement of redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(379,243)	(379,243)
Balance – June 30, 2022	1,030,000	103	8,092,313	809	—	(11,218,738)	(11,217,826)
Net income	—	—	—	—	—	1,510,836	1,510,836
Remeasurement of redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(1,445,136)	(1,445,136)
Balance – September 30, 2022	1,030,000	$103	8,092,313	$809	$—	$(11,153,038)	$(11,152,126)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BYTE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(2,146,711)	$8,680,745
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	2,504,864	(7,685,810)
Income from investments held in Trust Account	(3,720,218)	(1,899,910)
Changes in operating assets and liabilities:
Prepaid expenses	112,901	411,750
Accounts payable	100,323	(20,974)
Accrued expenses	2,104,442	42,343
Net cash used in operating activities	(1,044,399)	(471,856)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	306,691,945	—
Net cash provided by investing activities	306,691,945	—

Cash Flows from Financing Activities:
Non-redemption agreement liability	(132,000)	—
Issuance of Class B ordinary share	10	—
Advances from related party	140,560	—
Redemption of common stock	(306,691,945)	—
Net cash used in financing activities	(306,683,375)	—

Net change in cash	(1,035,829)	(471,856)
Cash – beginning of the period	1,054,581	1,663,104
Cash – end of the period	$18,752	$1,191,248
Supplemental disclosure of noncash investing and financing activities:
Remeasurement on Class A ordinary shares subject to possible redemption	$3,720,218	$1,824,379
Shareholder non-redemption agreement liability	$382,243	$—
Related party non-redemption agreement liability	$37,657	$—
Redemption payable	$5,587,383	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BYTE ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

BYTE Acquisition Corp. (“Byte”) is a blank check company incorporated as a Cayman Islands exempted company on January 8, 2021. Byte was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“initial business combination”). Byte is an early stage and emerging growth company and, as such, Byte is subject to all of the risks associated with early stage and emerging growth companies.

Byte has one wholly owned subsidiary, BYTE Merger Sub, Inc., a Washington corporation, which was formed on June 9, 2023. Byte and its subsidiary are collectively referred to as “the Company”.

On June 27, 2023, the Company entered into a merger agreement with Airship AI Holdings, Inc., a Washington corporation, for the purpose to consummate a business combination (the “Business Combination”). On September 22, 2023, the Company, Airship AI Holdings, Inc., and BYTE Merger Sub, Inc entered into an amendment to the merger agreement to extend the last date for the Company to consummate an initial business combination from December 26, 2023 to the latest of (a) September 25, 2023, (b) if the Extension Proposal (as defined in the Merger Agreement) is approved, March 26, 2024 and (C) if one or more extensions to a date following March 26, 2024 with Airship AI Holdings, Inc.’s approval is obtained at the election of the Company, with the Company’s shareholder vote, in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, the last date for the Company to consummate the Business Combination pursuant to such extensions (see Note 6.).

As of September 30, 2023, the Company had not yet commenced operations. All activity for the period from January 8, 2021 (inception) through September 30, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering, the search for a prospective initial business combination. The Company will not generate any operating revenues until after the completion of an initial business combination, at the earliest. The Company generates non-operating income in the form of interest and other income on investments of the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Byte Holdings LP, a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 17, 2021. On March 23, 2021, the Company consummated its Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring underwriting fees and other offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions (see Note 6). The underwriter was granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. On April 7, 2021, the underwriter exercised the over-allotment option in part and purchased an additional 2,369,251 Units (the “Over-Allotment Units”), generating gross proceeds of $23,692,510.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 1,030,000 Units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million (see Note 4).

Upon the closing of the Initial Public Offering, sale of the Over-Allotment Units and closing of the Private Placement, $323.7 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering, the Over-Allotment Units and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by Byte, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account to Byte’s shareholders. To mitigate the risk of Byte being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on February 10, 2023, Byte instructed Continental Stock Transfer & Trust Company to liquidate the U.S. government treasury obligations or money market funds held in the

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward completing an initial business combination. The Company must complete its initial business combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into an initial business combination. The Company will only complete an initial business combination if the post-business combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect an initial business combination.

The Company will provide holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of an initial business combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account (initially anticipated to be $10.00 per share), calculated as of two business days prior to the completion of an initial business combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of an initial business combination with respect to the Company’s warrants. The Class A ordinary shares were recorded at redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

If the Company seeks shareholder approval, the Company will complete an initial business combination only if it receives an ordinary resolution under Cayman Islands law approving the initial business combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing an initial business combination. If the Company seeks shareholder approval in connection with an initial business combination, the Sponsor agreed to vote its Founder Shares (as defined in Note 5), the Class A ordinary shares underlying the Private Placement Units (the “Private Placement Shares”) and any Public Shares purchased in or after the Initial Public Offering in favor of approving an initial business combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve an initial business combination. Each Public Shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed initial business combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of an initial business combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of an initial business combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Company’s obligation to redeem 100% of the Public Shares if the Company does not complete an initial business combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete an initial business combination. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete an initial business combination.

The Company initially had until March 23, 2023 to consummate an initial business combination. On March 16, 2023, the Company held an extraordinary general meeting (the “March EGM”). In the March EGM, the Company’s shareholders approved amendments to the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must complete an initial business combination from March 23, 2023 to September 25, 2023 and to provide for the right of a holder of the Company’s Class B ordinary shares to convert into Class A ordinary shares on a one-for-one basis prior to the closing of an initial business combination. In connection with the March EGM, shareholders holding an aggregate of 30,006,034 of the Company’s Class A ordinary shares exercised their right to redeem their shares for approximately $10.20 per share, or an aggregate total of $306,106,987, of the funds held in the Company’s Trust Account, leaving approximately $24.1 million in the Company’s Trust Account after such redemption. Subsequently, it was determined that the redemption value per share was approximately $10.22 per share, or an aggregate total of $306,691,945, of the funds held in the Company’s Trust Account resulting in a secondary distribution to the redeeming shareholders of approximately $0.02 per share, or an aggregate total of $584,958.

On September 22, 2023, the Company held an extraordinary general meeting of shareholders in lieu of annual general meeting (the “September EGM”). At the September EGM, the Company’s shareholders approved amendments to the Company’s Amended and Restated Memorandum and Articles of Association to (i) extend the date by which the Company must complete a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses from September 25, 2023 to December 26, 2023 and to allow the Company, without another shareholder vote, by resolution of the Company’s board of directors, to elect to further extend by three months, until March 25, 2024, unless the closing of a business combination should have occurred prior thereto (ii) eliminate (a) the limitation that the Company may not redeem public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 and (b) the limitation that the Company shall not consummate an initial business combination unless the Company has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such initial business combination and (iii) re-elect Louis Lebedin as a Class I director of the Company’s board of directors until the general meeting of the Company to be held in 2026 or until his successor is appointed and qualified. In connection with the September EGM, shareholders holding an aggregate of 525,624 of the Company’s Class A ordinary shares exercised their right to redeem their shares for approximately $10.63 per share of the funds held in the Company’s Trust Account.

The Company will have until December 26, 2023 to complete an initial business combination or the Company may, without shareholder approval, elect to further extend such deadline by three months until March 25, 2024 (such period, as it may be extended, “Combination Period”). If the Company is unable to complete an initial business combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company completes the Business Combination with Airship AI Holdings, Inc. or in the event the Company does not complete an initial business combination within the Combination Period and, in either event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

The Sponsor agreed to indemnify and hold harmless the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of trust assets, less taxes payable. This liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent public accountants), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity, Capital Resources and Going Concern Consideration

As of September 30, 2023, the Company had approximately $19,000 in its operating bank account and working capital deficit of approximately $3.0 million.

The Company’s liquidity needs through the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain offering costs on behalf of the Company in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note from the Sponsor of approximately $149,000 (see Note 5) to the Company, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on March 25, 2021. In addition, in order to finance transaction costs in connection with an initial business combination, the Company’s officers, directors and initial shareholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity conditions and the mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The condensed consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X and pursuant to the rules and regulations of the SEC. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements. In the

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected through December 31, 2023.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2022, is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents held outside the Trust Account as of September 30, 2023 or December 31, 2022.

Cash and Investments Held in Trust Account

The funds in the Trust Account were, from the Company’s Initial Public Offering through February 10, 2023, held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on February 10, 2023, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account until the earlier of consummation of the Company’s initial business combination or liquidation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in the Trust Account. At September 30, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed consolidated balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These consist of:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants and forward purchase agreements, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued as part of the Units sold in connection with the Company’s Initial Public Offering (the “Public Warrants”) (including sale of the Over-Allotment Units) and the Private Placement Warrants (as defined in Note 4) are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statements of operations. The initial estimated fair value of the warrants was measured using a Monte Carlo simulation. The subsequent estimated fair value of the Public Warrants is based on the listed price in an active market for such warrants while the fair value of the Private Placement Warrants continues to be measured using a Monte Carlo simulation with the key inputs being directly or indirectly observable from the Public Warrants listed price.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the condensed consolidated statements of operations. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events.

Accordingly, as of September 30, 2023 and December 31, 2022, 1,837,593 and 32,369,251, respectively, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

Effective with the closing of the Initial Public Offering (including sale of the Over-Allotment Units), the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 or December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares subject to possible redemption and non-redeemable Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is calculated by dividing the net (loss) income by the weighted average of ordinary shares outstanding for the respective period.

The calculation of diluted net (loss) income per ordinary shares does not consider the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of 16,699,626 ordinary shares in the calculation of diluted income per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net (loss) income per share is the same as basic net (loss) income per share for the three and nine months ended September 30, 2023 and 2022. Remeasurement associated with the redeemable Class A ordinary shares is excluded from net (loss) income per share as the redemption value approximates fair value.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share of ordinary shares:

	For The Three Months Ended September 30,
	2023		2022
	Class A	Class A non-redeemable and Class B	Class A	Class A non-redeemable and Class B
Basic and diluted net (loss) income per ordinary share:
Numerator:
Allocation of net (loss) income	$(301,755)	$(1,187,786)	$1,178,664	$332,172
Denominator:
Basic and diluted weighted average ordinary shares outstanding	2,317,511	9,122,313	32,369,251	9,122,313
Basic and diluted net (loss) income per ordinary share	$(0.13)	$(0.13)	$0.04	$0.04

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

	For The Nine Months Ended September 30,
	2023		2022
	Class A	Class A non-redeemable and Class B	Class A	Class A non-redeemable and Class B
Basic and diluted net (loss) income per ordinary share:
Numerator:
Allocation of net (loss) income	$(1,153,335)	$(993,376)	$6,772,201	$1,908,544
Denominator:
Basic and diluted weighted average ordinary shares outstanding	10,591,230	9,122,313	32,369,251	9,122,313
Basic and diluted net (loss) income per ordinary share	$(0.11)	$(0.11)	$0.21	$0.21

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have an impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Initial Public Offering

On March 23, 2021, the Company consummated its Initial Public Offering of 30,000,000 Units, at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring underwriting fees and other offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions.

On April 7, 2021, the underwriters exercised the over-allotment option in part and purchased the Over-Allotment Units, generating gross proceeds of $23,692,510, and 532,687 Founder Shares (as defined below) were subsequently forfeited by the Sponsor.

Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 1,030,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Private Placement (cont.)

The proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete an initial business combination within the Combination Period, the private placement warrants underlying the Private Placement Units (the “Private Placement Warrants”) will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On January 22, 2021, the Sponsor paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 8,625,000 of the Company’s Class B ordinary shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Shares). On April 7, 2021, the underwriter exercised its over-allotment option in part, and 532,687 Founder Shares were subsequently forfeited by the Sponsor.

The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of an initial business combination; and (B) subsequent to an initial business combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a initial business combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Effective as of March 27, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A ordinary shares of the Company, with immediate effect.

On June 26, 2023, the Company issued one Class B ordinary share for no consideration to assist with administrative function.

Promissory Note — Related Party

On January 22, 2021, the Company entered into a promissory note with the Sponsor, pursuant to which the Company could have borrowed up to an aggregate principal amount of $251,000 (the “Note”). The Note was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $149,000 under the Note and fully repaid the Note on March 25, 2021.

Related Party Loans

In order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of an initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of an initial business combination into private placement-equivalent units at a price of $10.00 per unit. Such units would be identical to the Private Placement Units. In the event that an initial business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Advances from Related Party

As of September 30, 2023 and December 31, 2022, the Sponsor advanced $140,560 and $0, respectively, to the Company.

Administrative Services Agreement

The Company entered into an agreement that provides that, commencing on effective date of the Initial Public Offering, the Company agreed to pay the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of an initial business combination or its liquidation, the Company will cease paying these monthly fees. During the three months ended September 30, 2023 and 2022, the Company incurred $30,000 of such fees, reported as general and administrative expenses — related party in the accompanying consolidated statements of operations. During the nine months ended September 30, 2023 and 2022, the Company incurred $90,000 of such fees, reported as general and administrative expenses — related party in the accompanying consolidated statements of operations. On November 30, 2022, the Sponsor assigned the Administrative Services Agreement, to Sagara Group, LLC, which is a company controlled by Samuel Gloor, the Company’s Chief Executive Officer and Chief Financial Officer.

Note 6 — Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Units (including the underlying securities) and securities that may be issued upon conversion of the Working Capital Loans are entitled to registration rights pursuant to a registration rights agreement signed upon the effective date of the Initial Public Offering requiring the Company to register a sale of any of the securities held by them, including any other securities of the Company acquired by them prior to the consummation of the Company’s initial business combination. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 4,500,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On April 7, 2021, the underwriters exercised the over-allotment option in part and purchased the Over-Allotment Units, generating gross proceeds of $23,692,510.

The underwriters received a cash underwriting discount of $0.20 per Unit, or $6.5 million in the aggregate, paid upon the closing of the Initial Public Offering and sale of Over-Allotment Units. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $11.3 million in the aggregate. The deferred fee was to become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial business combination, subject to the terms of the underwriting agreement.

On May 30, 2023, the underwriters waived their entitlement to receive payment of the deferred underwriting commissions of $11,329,238, that was to be paid under the terms of the underwriting agreement, only in the event of closing of a business combination with Airship AI Holdings, Inc.

Non-Redemption Agreements

On March 8, 2023, the Company entered into two non-redemption agreements (collectively, the “Non-Redemption Agreements”) with certain of its existing Public Shareholders (the “Non-Redeeming Shareholders”). Pursuant to the two Non-Redemption Agreements, each of the Non-Redeeming Shareholders agreed to (a) not redeem 1,000,000 Public

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Shares held by each party on the date of the Non-Redemption Agreements in connection with the vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company has to consummate an initial business combination from March 23, 2023 to September 25, 2023 and (b) vote their Public Shares in favor of the Extension presented by the Company for approval by its shareholders. In connection with the foregoing, the Company agreed to pay to each Non-Redeeming Shareholder $0.033 per Share in cash. The value of the shareholder Non-Redemption Agreements of $396,000 was determined to be an issuance cost in accordance with Staff Accounting Bulletin Topic 5A and as such recorded to accumulated deficit as of the date the agreements were executed. One of the Non-Redeeming Shareholders sold Class A ordinary shares prior to September 25, 2023, resulting in a $20,144 reduction in the shareholder non-redemption agreement liability. As of September 30, 2023, the total outstanding shareholder non-redemption agreement liability is $250,243 which is included in the condensed consolidated balance sheets. There was no outstanding shareholder non-redemption agreement liability as of December 31, 2022.

On September 14, 2023, the Company entered into an amendment to the Non-Redemption Agreement previously entered into on March 8, 2023 with the Non-Redeeming Shareholder holding 1,000,000 Public Shares. Pursuant to the amendment to the Non-Redemption Agreement, the Non-Redeeming Shareholder agreed to (a) not redeem any Public Shares held by it on the date of the Non-Redemption Agreement in connection with the vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to further extend the date by which the Company has to consummate an initial business combination from September 25, 2023 to December 26, 2023 (the “Extended Date”) and to allow the Company, without another shareholder vote, by resolution of the Company’s board of directors, to elect to further extend such date by three months until March 26, 2024 (the “Extension” and such additional extended date, the “Additional Extended Date”) and (b) vote all of its Public Shares in favor of the Extension presented by the Company for approval by its shareholders. In connection with the foregoing, the Company agreed to extend its obligation to pay to the Non-Redeeming Shareholder $0.033 per share in cash per month through the Extended Date and Additional Extended Date, if applicable. The value of the amendment to the shareholder Non-Redemption Agreements was $6,387 as of September 30, 2023 and was determined to be an issuance cost in accordance with Staff Accounting Bulletin Topic 5A and as such recorded to accumulated deficit as of the date the agreements were executed.

On August 1, 2023, the Company entered into a Non-Redemption Agreement with a Non-Redeeming Shareholder holding Class A ordinary shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Class A ordinary shares held by it on the date of the Non-Redemption Agreement in connection with the Merger Agreement.

Non-Redemption Agreement — Related Party

On August 1, 2023, the Company entered into a non-redemption agreement (“August Non-Redemption Agreement”) with the Sponsor. Pursuant to the August Non-Redemption Agreement, Sponsor agreed to acquire from shareholders of the Company $6 million in aggregate value of the Company’s Class A ordinary shares, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise redemption rights with respect to their Class A ordinary shares, prior to the closing date of the Business Combination, to waive its redemption rights and hold the Class A ordinary shares through the closing date of the Business Combination, and to abstain from voting and not vote the Class A ordinary shares in favor of or against the Business Combination. As consideration for the August Non-Redemption Agreement, the Company agreed to pay the Sponsor $0.033 per Class A ordinary shares per month, which will begin accruing on the date that is three days after the date of the August Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement). As a result, the Sponsor acquired an aggregate of 570,555 Class A ordinary shares. As of September 30, 2023, the total outstanding shareholder non-redemption agreement liability — related party is $37,657 which is included in the condensed consolidated balance sheets. There was no outstanding shareholder non-redemption agreement liability — related party as of December 31, 2022.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Merger Agreement

On June 27, 2023, the Company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing Date (as defined below)), entered into a merger agreement, by and among the Company, BYTE Merger Sub Inc, (“Merger Sub”), and Airship AI Holdings, Inc., a Washington corporation (“Airship AI”) (as it may be amended and/or restated from time to time, the “Merger Agreement”).

On September 22, 2023, the Company, Airship AI, and Merger Sub entered into an amendment to the Merger Agreement (the “Amendment”). The Amendment amends the Merger Agreement to extend the last date for the Company to consummate the Business Combination (the “Outside Closing Date”) from December 26, 2023 to the latest of (a) September 25, 2023, (b) if the Extension Proposal (as defined in the Merger Agreement) is approved, March 26, 2024 and (C) if one or more extensions to a date following March 26, 2024 with Airship AI Holdings, Inc.’s approval is obtained at the election of the Company, with the Company’s shareholder vote, in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, the last date for the Company to the Business Combination pursuant to such extensions.

Parent Support Agreement

In connection with the execution of the Merger Agreement, Byte entered into a support agreement (the “Parent Support Agreement”) with the Sponsor and Airship AI, pursuant to which the Sponsor agreed to, among other things, vote all of its shares in favor of the various proposals related to the Business Combination and the Merger Agreement and any other matters necessary or reasonably requested by Byte for consummation of the Business Combination. The Sponsor has also agreed (a) to forfeit 1,000,000 Byte Class A ordinary shares owned by the Sponsor on the Closing Date and (b) to contribute up to 2,600,000 Byte Class A ordinary shares owned by the Sponsor to secure the Non-Redemption Agreements and/or the PIPE financing. The Parent Support Agreement also provides that the Sponsor Shares will be subject to a lock-up for a period of 180 days following the Closing.

Company Support Agreement

In connection with the execution of the Merger Agreement, Byte entered into a support agreement (the “Company Support Agreement”) with Airship AI and certain shareholders of Airship AI (the “Company Supporting Shareholders”), pursuant to which the Company Supporting Shareholders agreed to, among other things, (i) vote to adopt and approve, or to execute a written consent with respect to the approval, within five business days following the date of the effectiveness of the registration statement on Form S-4, the Merger Agreement and all other documents and transactions contemplated thereby, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, or combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions relating to the Business Combination), (iv) vote against any change in the business (to the extent in violation of the Merger Agreement), management or board of directors of the Company (other than in connection with the Business Combination), and (v) vote against any proposal that would impede the Business Combination or that would result in a breach with respect to any obligation or agreement of the Company or the Company Supporting Shareholders under the Merger Agreement or the Company Support Agreement, in each case, subject to the terms and conditions of the Company Support Agreement

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of September 30, 2023 and December 31, 2022, there were 1,837,593 and 32,369,251 Class A ordinary shares subject to possible redemption and classified outside of permanent equity in the condensed consolidated balance sheets.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Class A Ordinary Shares Subject to Possible Redemption (cont.)

In connection with the extraordinary general meeting held on March 16, 2023, holders of 30,006,034 of the Company’s Class A ordinary shares exercised their right to redeem for a redemption value totaling $306,691,945. In connection with the extraordinary general meeting held on September 22, 2023, holders of 525,624 of the Company’s Class A ordinary shares exercised their right to redeem for a redemption value totaling $5,587,383, which remains outstanding and payable as of September 30, 2023.

The Class A ordinary shares subject to possible redemption reflected on the condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022 is reconciled on the following table:

Gross proceeds from Initial Public Offering, including sale of the Over-Allotment Units	$323,692,510
Less:
Fair value of Public Warrants at issuance	(15,217,550)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(17,636,964)
Plus:
Initial accretion on Class A ordinary shares subject to possible redemption amount	32,854,514
Remeasurement on Class A ordinary shares subject to possible redemption amount	4,433,922
Class A ordinary shares subject to possible redemption, December 31, 2022	328,126,432
Less:
Redemption of Class A ordinary shares	(306,691,945)
Redemption payable	(5,587,383)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	3,720,218
Class A ordinary shares subject to possible redemption, September 30, 2023	$19,567,322

Note 8 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At September 30, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At September 30, 2023 and December 31, 2022, there were 9,122,313 and 1,030,000 Class A ordinary shares issued or outstanding, excluding 1,837,593 and 32,369,251 Class A ordinary shares subject to possible redemption, respectively, which have been classified as temporary equity (see Note 7).

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of September 30, 2023 and December 31, 2022, there were 1 and 8,092,313 Class B ordinary shares issued and outstanding.

Effective as of March 27, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A ordinary shares of the Company, with immediate effect.

On June 26, 2023, the Company issued one Class B ordinary share for no consideration to assist with administrative function.

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Warrants

As of September 30, 2023 and December 31, 2022, the Company had an aggregate of 16,699,626 warrants outstanding, comprised of 16,184,626 Public Warrants and 515,000 Private Placement Warrants.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable 30 days after the completion of an initial business combination. The Public Warrants will expire five years from the completion of an initial business combination, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders (the “Reference Value”).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the Reference Value equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Warrants (cont.)

adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete an initial business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of an initial business combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the initial purchasers of the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants are entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 10 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

As of September 30, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities – Public warrants	$3,722,464	$—	$—
Derivative warrant liabilities – Private placement warrants	$—	$118,450	$—

BYTE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Fair Value Measurements (cont.)

As of December 31, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money market fund	$328,226,432	$—	$—

Liabilities:
Derivative warrant liabilities – Public warrants	$1,294,770	$—	$—
Derivative warrant liabilities – Private placement warrants	$—	$41,280	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement in May 2021, when the Public Warrants were separately listed and traded in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 measurement in May 2021, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price.

The initial estimated fair value of the warrants was measured using a Monte Carlo simulation. The subsequent estimated fair value of the Public Warrants is based on the listed price in an active market for such warrants while the fair value of the Private Placement Warrants continues to be measured using a Monte Carlo simulation, with level 2 inputs. For the three months ended September 30, 2023 and 2022, the Company recognized a loss and gain resulting from changes in the fair value of derivative warrant liabilities of approximately $1.0 million and $0.3 million, respectively, which is presented in the accompanying consolidate statements of operations. For the nine months ended September 30, 2023 and 2022, the Company recognized a loss and gain resulting from changes in the fair value of derivative warrant liabilities of approximately $2.5 million and $7.7 million, respectively, which is presented in the accompanying consolidate statements of operations.

Note 11 — Subsequent Events

The Company has evaluated subsequent events and transactions that occurred up to the date the unaudited condensed consolidated financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On November 1, 2023, the Company received an additional advance of $224,500 from a related party.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
BYTE Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Byte Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and the period from January 8, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and the period from January 8, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

Houston, TX

March 30, 2023

BYTE ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$1,054,581	$1,663,104
Prepaid expenses	133,091	572,250
Total current assets	1,187,672	2,235,354
Non-current assets:
Investments held in Trust Account	328,226,432	323,716,979
Prepaid expenses (non-current)	—	120,082
Total non-current assets	328,226,432	323,837,061
Total Assets	$329,414,104	$326,072,415

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$83,999	$23,387
Accrued expenses	349,835	181,202
Total current liabilities	433,834	204,589
Deferred underwriting commissions	11,329,238	11,329,238
Derivative warrant liabilities	1,336,050	8,854,570
Total liabilities	13,099,122	20,388,397

Commitments and Contingencies

Class A ordinary shares subject to possible redemption at $10.14 and $10.00 per share, $0.0001 par value; 32,369,251 shares issued and outstanding as of December 31, 2022 and 2021, respectively	328,126,432	323,692,510

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,030,000 shares issued and outstanding (excluding 32,369,251 shares subject to possible redemption) as of December 31, 2022 and 2021, respectively	103	103
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,092,313 shares issued and outstanding as of December 31, 2022 and 2021, respectively	809	809
Additional paid-in capital	—	—
Accumulated deficit	(11,812,362)	(18,009,404)
Total shareholders’ deficit	(11,811,450)	(18,008,492)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Stockholders’ Deficit:	$329,414,104	$326,072,415

The accompanying notes are an integral part of these financial statements.

BYTE ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For The Period From January 8, 2021 (Inception) through December 31, 2021
General and administrative expenses	$1,277,009	$921,347
General and administrative expenses – related party	120,000	100,000
Loss from operations	(1,397,009)	(1,021,347)
Change in fair value of derivative warrant liabilities	7,518,520	6,862,530
Offering costs associated with derivative warrant liabilities	—	(845,080)
Income from investments held in Trust Account	4,509,453	24,469
Net income	$10,630,964	$5,020,572

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption	32,369,251	25,579,130

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.26	$0.15

Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	9,122,313	8,762,157

Basic and diluted net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.26	$0.15

The accompanying notes are an integral part of these financial statements.

BYTE ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	1,030,000	$103	8,092,313	$809	$—	$(18,009,404)	$(18,008,492)
Net income	—	—	—	—	—	10,630,964	10,630,964
Increase in redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(4,433,922)	(4,433,922)
Balance – December 31, 2022	—	$—	—	$—	$—	$(11,812,362)	$(11,811,450)

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 8, 2021 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor(1)	—	—	8,625,000	863	24,137	—	25,000
Sale of units in initial private offering, less allocation to derivative warrant liabilities	1,030,000	103	—	—	9,800,347	—	9,800,450
Accretion of Class A ordinary shares subject to possible redemption amount	—	—	—	—	(9,824,484)	(23,030,030)	(32,854,514)
Forfeiture of Class B ordinary shares	—	—	(532,687)	(54)	54	—	—
Subsequent measurement of Class A ordinary shares subject to redemption against additional paid-in capital	—	—	—	—	(54)	54	—
Net income	—	—	—	—	—	5,020,572	5,020,572
Balance – December 31, 2021	1,030,000	$103	8,092,313	$809	$—	$(18,009,404)	$(18,008,492)

The accompanying notes are an integral part of these financial statements.

BYTE ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For The Period From January 8, 2021 (Inception) through December 31, 2021
Cash Flows from Operating Activities:
Net income	$10,630,964	$5,020,572
Adjustments to reconcile net income to net cash used in operating activities:
General and administrative expenses paid by related party in exchange for issuance of Class B ordinary shares	—	25,000
General and administrative expenses paid by related party under promissory note	—	2,330
Change in fair value of derivative warrant liabilities	(7,518,520)	(6,862,530)
Offering costs associated with derivative warrant liabilities	—	845,080
Income from investments held in Trust Account	(4,509,453)	(24,469)
Changes in operating assets and liabilities:
Prepaid expenses	559,241	(692,332)
Accounts payable	60,612	23,387
Accrued expenses	168,633	111,202
Net cash used in operating activities	(608,523)	(1,551,760)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(323,692,510)
Net cash used in investing activities	—	(323,692,510)

Cash Flows from Financing Activities:
Repayment of note payable to related party	—	(148,620)
Proceeds from initial public offering and over-allotment exercise, net	—	323,692,510
Proceeds received from private placement	—	10,300,000
Offering costs paid	—	(6,936,516)
Net cash provided by financing activities	—	326,907,374

Net change in cash	(608,523)	1,663,104

Cash – beginning of the period	1,663,104	—
Cash – end of the period	$1,054,581	$1,663,104

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accrued expenses	$—	$70,000
Offering costs paid by related party under promissory note	$—	$146,289
Deferred underwriting commissions	$—	$11,329,238
Remeasurement on Class A ordinary shares subject to possible redemption	$4,433,922	$32,854,514

The accompanying notes are an integral part of these financial statements.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations

BYTE Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 8, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). While the Company may pursue an initial business combination target in any business or industry, it intends to focus its search for targets in the Israeli technology industry, including those engaged in cybersecurity, automotive technology, fintech, enterprise software, cloud computing, semiconductors, medical technology, AI and robotics and that offer a differentiated technology platform and products. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not yet commenced operations. All activity for the period from January 8, 2021 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and since the closing of the initial public offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest and other income on investments of the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Byte Holdings LP, a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 17, 2021. On March 23, 2021, the Company consummated its Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring underwriting fees and other offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions (see Note 6). The underwriter was granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. On April 7, 2021, the underwriter exercised the over-allotment option in part and purchased an additional 2,369,251 Units (the “Over-Allotment Units”), generating gross proceeds of $23,692,510.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 1,030,000 Units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million (see Note 4).

Upon the closing of the Initial Public Offering, sale of the Over-Allotment Units and closing of the Private Placement, $323.7 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering, the Over-Allotment Units and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. In addition, the Company transferred an excess amount of $900,000 into the Trust Account upon closing of the Initial Public Offering, of which approximately $474,000 remained in the Trust Account after closing of the sale of the Over-Allotment Units.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account (at $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares were recorded at redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

If the Company seeks shareholder approval, the Company will complete a Business Combination only if it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor agreed to vote its Founder Shares (as defined in Note 5), the Class A ordinary shares underlying the Private Placement Units (the “Private Placement Shares”) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Business Combination, and instead may search for an alternate Business Combination. Additionally, each Public Shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

The Company will have until 24 months from the closing of the Initial Public Offering, or September 25, 2023 (the “Combination Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

The Sponsor agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of trust assets, less taxes payable. This liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent public accountants), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of December 31, 2022, the Company had approximately $1.1 million in its operating bank account and working capital of approximately $0.8 million.

The Company’s liquidity through the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain offering costs on behalf of the Company in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note from the Sponsor of approximately $149,000 (see Note 5) to the Company, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on March 25, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and Initial Shareholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loans.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after September 25, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents held outside the Trust Account as of December 31, 2022 and 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. At December 31, 2022 and 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These consist of:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants and forward purchase agreements, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Company’s Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The initial estimated fair value of the warrants was measured using a Monte Carlo simulation. The subsequent estimated fair value of the Public Warrants is based on the listed price in an active market for such warrants while the fair value of the Private Placement Warrants continues to be measured using a Monte Carlo simulation with the key inputs being directly or indirectly observable from the Public Warrants listed price.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares is classified as shareholders’ equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 32,369,251 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Effective with the closing of the Initial Public Offering (including sale of the Over-Allotment Units), the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income per ordinary share is calculated by dividing the net income by the weighted average of ordinary shares outstanding for the respective period.

The calculation of diluted net income per ordinary shares does not consider the effect of the warrants issued in connection with the Initial Public Offering (including sale of the Over-Allotment Units) and the Private Placement to purchase an aggregate of 16,699,626 ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021. Accretion associated with the redeemable Class A ordinary shares is excluded from net income per share as the redemption value approximates fair value.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share of ordinary shares:

	For the Year Ended December 31, 2022		For The Period From January 8, 2021 (Inception) through December 31, 2021
	Class A	Class A non- redeemable and Class B	Class A	Class A non- redeemable and Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income	$8,293,646	$2,337,318	$3,739,576	$1,280,996

Denominator:
Basic and diluted weighted average ordinary shares outstanding	32,369,251	9,122,313	25,579,130	8,762,157
Basic and diluted net income per ordinary share	$0.26	$0.26	$0.15	$0.15

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception,

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 8, 2021 (inception). Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Initial Public Offering

On March 23, 2021, the Company consummated its Initial Public Offering of 30,000,000 Units, at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring underwriting fees and other offering costs of approximately $17.2 million, inclusive of approximately $10.5 million in deferred underwriting commissions.

On April 7, 2021, the underwriter exercised the over-allotment option in part and purchased the Over-Allotment Units, generating gross proceeds of $23,692,510, and 532,687 Founder Shares were subsequently forfeited by the Sponsor.

Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 1,030,000 Private Placement Units at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $10.3 million.

The proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the private placement warrants underlying the Private Placement Units (the “Private Placement Warrants”) will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On January 22, 2021, the Sponsor paid an aggregate of $25,000 to cover certain offering costs of the Company in consideration for 8,625,000 of the Company’s Class B ordinary shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Shares). On April 7, 2021, the underwriter exercised its over-allotment option in part, and 532,687 Founder Shares were subsequently forfeited by the Sponsor.

The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 5 — Related Party Transactions (cont.)

Promissory Note — Related Party

On January 22, 2021, the Company entered into a promissory note with the Sponsor, pursuant to which the Company could have borrowed up to an aggregate principal amount of $251,000 (the “Note”). The Note was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $149,000 under the Note and fully repaid the Note on March 25, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into private placement-equivalent units at a price of $10.00 per unit. Such units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an agreement that provides that, commencing on effective date of the Initial Public Offering, the Company agreed to pay the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. During the year ended December 31, 2022 and the period from January 8, 2021 (inception) through December 31, 2021 the Company incurred $120,000 and $100,000, respectively, of such fees, reported as general and administrative expenses — related party in the accompanying statements of operations. On November 30, 2022, the Company assigned the Administrative Services Agreement, previously entered into by and between the Company and its sponsor, Byte Holdings LP, to Sagara Group, LLC, which is a company controlled by Mr. Gloor. As of December 31, 2022 and 2021, there were $10,000 of such expenses unpaid in accounts payable on the balance sheets.

Note 6 — Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Units (including the underlying securities) and securities that may be issued upon conversion of the Working Capital Loans were entitled to registration rights pursuant to a registration rights agreement signed upon the effective date of the Initial Public Offering requiring the Company to register a sale of any of the securities held by them, including any other securities of the Company acquired by them prior to the consummation of the Company’s initial Business Combination. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 4,500,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On April 7, 2021, the underwriter exercised the over-allotment option in part and purchased the Over-Allotment Units, generating gross proceeds of $23,692,510.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 6 — Commitments and Contingencies (cont.)

The underwriters received a cash underwriting discount of $0.20 per Unit, or $6.5 million in the aggregate, paid upon the closing of the Initial Public Offering and sale of Over-Allotment Units. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $11.3 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of December 31, 2022 and 2021, there were 32,369,251 Class A ordinary shares subject to possible redemption and classified outside of permanent equity in the balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the balance sheet is reconciled on the following table:

Gross proceeds from Initial Public Offering, including sale of the Over-Allotment Units	$323,692,510
Less:
Fair value of Public Warrants at issuance	(15,217,550)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(17,636,964)
Plus:
Initial accretion on Class A ordinary shares subject to possible redemption amount	32,854,514
Remeasurement on Class A ordinary shares subject to possible redemption amount	4,433,922
Class A ordinary shares subject to possible redemption, December 31, 2022	$328,126,432

Note 8 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. On December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. On December 31, 2022 and 2021, there were 1,030,000 Class A ordinary shares issued or outstanding, excluding 32,369,251 Class A ordinary shares subject to possible redemption, which have been classified as temporary equity (see Note 7).

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of March 31, 2021, there were 8,625,000 Class B ordinary shares issued and outstanding, of which an aggregate of up to 1,125,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the number of Founder Shares will equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). On April 7, 2021, the underwriter exercised its over-allotment in part, and 532,687 Class B ordinary shares were subsequently forfeited.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 8 — Shareholders’ Deficit (cont.)

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (excluding the private placement shares underlying the private placement units and after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 9 — Warrants

As of December 31, 2022 and 2021, there were 16,184,626 and 515,000 Public Warrants and Private Placement Warrants, respectively, outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years from the completion of a Business Combination, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company is registering the Class A ordinary shares issuable upon exercise of the warrants in the registration statement of which this prospectus forms a part because the warrants will become exercisable 30 days after the completion of its initial business combination, which may be within one year of this offering. However, because the warrants will be exercisable until their expiration date of up to five years after the completion of the Company’s initial business combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of the Company’s initial business combination, under the terms of the warrant agreement, the Company agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of its initial business combination, the Company will use its best efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following its initial business combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 9 — Warrants (cont.)

basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects to do so, the Company will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders (the “Reference Value”).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the Reference Value equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 9 — Warrants (cont.)

by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 10 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	December 31, 2022 Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money market fund	$328,226,432	$—	$—

Liabilities:
Derivative warrant liabilities – Public warrants	$1,294,770	$—	$—
Derivative warrant liabilities – Private placement warrants	$—	$41,280	$—
Description	December 31, 2021 Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money market fund	$323,716,979	$—	$—

Liabilities:
Derivative warrant liabilities – Public warrants	$8,582,810	$—	$—
Derivative warrant liabilities – Private placement warrants	$—	$271,760	$—

BYTE ACQUISITION CORP.
Notes to Financial Statements

Note 10 — Fair Value Measurements (cont.)

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement in May 2021, when the Public Warrants were separately listed and traded in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 measurement in May 2021, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price.

The initial estimated fair value of the warrants was measured using a Monte Carlo simulation. The subsequent estimated fair value of the Public Warrants is based on the listed price in an active market for such warrants while the fair value of the Private Placement Warrants continues to be measured using a Monte Carlo simulation, with level 2 inputs. For the year ended December31, 2022 and the period from January 8, 2021 (inception) through December 31, 2021, the Company recognized a gain resulting from changes in the fair value of derivative warrant liabilities of approximately $7.5 million and $6.9 million, which is presented in the accompanying statements of operations, respectively.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	March 23, 2021	April 7, 2021
Exercise price	$11.50	$11.50
Share price	$9.53	$9.51
Volatility	15.6%	15.7%
Term	6.5	6.5
Risk-free rate	1.18%	1.21%

The change in the fair value of derivative liabilities, measured using Level 3 inputs, for the period ended December 31, 2021 is summarized as follows:

Derivative warrant liabilities at March 23, 2021 (inception)	$—
Issuance of Public and Private Warrants	14,449,550
Change in fair value of derivative warrant liabilities	294,850
Derivative warrant liabilities at March 31, 2021	$14,744,400
Issuance of Public Warrants; over-allotment	1,267,550
Transfer of Public Warrants to Level 1	(15,517,550)
Transfer of Private Placement Warrants to Level 2	(494,400)
Derivative warrant liabilities at December 31, 2021	$—

Note 11 — Subsequent Events

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except as described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On March 8, 2023, the Company entered into non-redemption agreements (collectively, the “Non-Redemption Agreements”) with certain of its existing Public Shareholders (the “Non-Redeeming Shareholders”). Pursuant to the Non-Redemption Agreements, each of the Non-Redeeming Shareholders agreed to (a) not redeem 1,000,000 Public Shares held by them on the date of the Non-Redemption Agreements in connection with the vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company has to consummate an initial Business Combination from March 23, 2023 to September 25, 2023 (the “Proposed Extension” and such extended date, the “Extended Date”) and (b) vote their Public Shares in favor of the Extension presented by the Company for approval by its shareholders. In connection with the foregoing, the Company agreed to pay to each Non-Redeeming Shareholder $0.033 per Share in cash per month through the Extended Date.

Airship AI Holdings, Inc.
Condensed Consolidated Balance Sheets
As of September 30, 2023 and December 31, 2022

	September 30, 2023	December 31, 2022(1)
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$482,373	$298,614
Accounts receivable, net of provision for credit losses of $0	600,938	705,752
Prepaid expenses and other	16,334	16,039
Payroll and income tax receivable	7,230	967,613
Total current assets	1,106,875	1,988,018

PROPERTY AND EQUIPMENT, NET	5,580	16,740

OTHER ASSETS
Advances to founders	—	1,100,000
Other assets	255,431	—
Operating lease right of use asset	25,974	804,338
TOTAL ASSETS	$1,393,860	$3,909,096

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable – trade	$592,199	$216,718
Advances from founders	1,750,000	600,000
Accrued expenses	112,700	110,662
Accrued income tax expense	—	10,000
Current portion of Small Business Loan	—	292,932
Senior Secured Convertible Promissory Note	2,385,503	—
Current portion of operating lease liability	26,844	628,371
Deferred revenue- current portion	4,059,406	4,168,016
Total current liabilities	8,926,652	6,026,699

NON-CURRENT LIABILITIES:
Payable to founders	—	1,100,000
Small Business Loan- non-current	—	131,608
Operating lease liability, net of current portion	—	203,769
Deferred revenue- non-current	4,693,897	4,805,431
Total liabilities	13,620,549	12,267,507

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ DEFICIT:
Preferred stock – no par value, 20,000,000 shares authorized, 0 shares issued
and outstanding as of September 30, 2023 and December 31, 2022	—	—
Common stock – no par value, 180,000,000 shares authorized, 7,614,666
shares issued and outstanding as of September 30, 2023 and December 31, 2022	44,666	44,666
Additional paid in capital	4,537,370	1,921,342
Accumulated deficit	(16,796,375)	(10,314,313)
Accumulated other comprehensive loss	(12,350)	(10,106)
Total stockholders’ deficit	(12,226,689)	(8,358,411)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,393,860	$3,909,096

____________

(1)      Derived from the audited consolidated balance sheet.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Airship AI Holdings, Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss)
For the nine months ended September 30, 2023 and 2022

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
	(Unaudited)	(Unaudited)
NET REVENUES:
Product	$4,415,386	$9,018,837
Post contract support	3,279,966	3,795,242
Other services	397,619	148,161
	8,092,971	12,962,240
COST OF NET REVENUES:
Product	2,575,523	3,972,296
Post contract support	1,377,351	1,106,986
Other services	60,559	55,074
	4,013,433	5,134,356
GROSS PROFIT	4,079,538	7,827,884
RESEARCH AND DEVELOPMENT EXPENSES	2,028,081	2,731,899
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,067,343	6,107,009
TOTAL OPERATING EXPENSES	10,095,424	8,838,908
OPERATING LOSS	(6,015,886)	(1,011,024)
OTHER INCOME (EXPENSE):
Interest income	—	12,528
Interest expense	(57,830)	(3,711)
Other (expense) income	(408,346)	1,146,235
Total other (expense) income, net	(466,176)	1,155,052

(LOSS) INCOME BEFORE PROVISON FOR INCOME TAXES	(6,482,062)	144,028

Provision for income taxes	—	—

NET (LOSS) INCOME	(6,482,062)	144,028

OTHER COMPREHENSIVE (LOSS) GAIN:
Foreign currency translation (loss) gain, net	(2,244)	17,910
TOTAL COMPREHENSIVE (LOSS) INCOME	$(6,484,306)	$161,938

NET (LOSS) INCOME PER SHARE:
Basic	$(0.85)	$0.02
Diluted	$(0.85)	$0.01

Weighted average shares of common stock outstanding	7,614,666	7,614,666
Weighted average diluted shares of common stock outstanding	7,614,666	10,423,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Airship AI Holdings, Inc.
Condensed Consolidated Statements of Changes in Stockholders’ Deficit
For the nine months ended September 30, 2023 and 2022 (unaudited)

	Common Stock	Common Stock $	Additional Paid in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balance as of January 1, 2022	7,614,666	$44,666	$1,374,882	$(9,826,820)	$—	$(8,407,272)
Stock-based compensation	—	—	447,690	—	—	447,690
Foreign currency translation gain	—	—	—	—	17,910	17,910
Net income	—	—	—	144,028	—	144,028
Balance as of September 30, 2022	7,614,666	$44,666	$1,822,572	$(9,682,792)	$17,910	$(7,797,644)

Balance as of January 1, 2023	7,614,666	$44,666	$1,921,342	$(10,314,313)	$(10,106)	$(8,358,411)
Stock-based compensation – stock option grants	—	—	479,913	—	—	479,913
Stock-based compensation – warrants	—	—	2,136,115	—	—	2,136,115
Foreign currency translation loss	—	—	—	—	(2,244)	(2,244)
Net loss	—	—	—	(6,482,062)	—	(6,482,062)
Balance as of September 30, 2023	7,614,666	$44,666	$4,537,370	$(16,796,375)	$(12,350)	$(12,226,689)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Airship AI Holdings, Inc.
Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2023 and 2022

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(6,482,062)	$144,028
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization	11,160	11,160
Stock-based compensation- stock option grants	479,913	447,690
Stock-based compensation- warrants	2,136,115	—
Gain on forgiveness of note payable – PPP	—	(1,141,722)
Amortization of operating lease right of use asset	513,234	426,392
Accelerated amortization of ROU asset – lease termination	265,130	—
Gain from lease termination	(344,093)	—
Unrealized loss for fair value of convertible promissory note	400,921	—
Non cash interest, net	—	(12,667)
Changes in operating assets and liabilities:
Accounts receivable	104,814	(336,232)
Prepaid expenses and other	(295)	(3,660)
Other assets	(255,431)	—
Operating lease liability	(461,203)	(414,690)
Payroll and income tax receivable	960,383	—
Accounts payable – trade and accrued expenses	377,519	761,823
Accrued income tax expense	(10,000)	—
Deferred revenue	(220,144)	(566,698)
NET CASH USED IN OPERATING ACTIVITIES	(2,524,039)	(684,576)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible promissory note	1,984,582	—
Advances from founders, net	1,150,000	—
Repayment of small business loan and line of credit	(424,540)	(35,300)
Proceeds from small business loan	—	500,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,710,042	464,700

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	186,003	(219,876)
Effect from exchange rate on cash	(2,244)	17,910
CASH AND CASH EQUIVALENTS, beginning of year	298,614	1,344,922
CASH AND CASH EQUIVALENTS, end of year	$482,373	$1,142,956

Supplemental disclosures of cash flow information:
Interest paid	$21,438	$27,132
Taxes paid	$17,247	$27,057

Noncash investing and financing
Elimination of advances to founders in connection with contribution of Zeppelin by shareholders	$1,100,000	$—
Elimination of payables to founders in connection with contribution of Zeppelin by shareholders	$1,100,000	$—
Issuance of warrants to founders	$2,136,115	$—
Recognition of warrant liability	$15,418	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization

On March 7, 2023, the Company changed its name to Airship AI Holdings, Inc. from Super Simple AI, Inc. Airship AI Holdings, Inc. (the “Company” or “Airship”) is a holding company that executes business through its wholly owned subsidiary, Airship AI, Inc. Prior to the formation of Super Simple AI, Inc. in 2022, the Company operated as Airship AI, Inc. (formerly known as JDL Digital Systems, Inc.) Super Simple AI, Inc. was formed in January 2022 through a share exchange with JDL Digital System. JDL Digital Systems, Inc. was incorporated under the laws of the State of Washington on June 30, 2003.

The Company has historically enabled government and commercial customers, through a combination of hardware, software, including artificial intelligence (“AI”) and service offerings to manage existing and emerging physical security challenges through a secure single-pane-of-glass Common Operational Picture (COP), connecting a wide range of sensors and edge Internet of Things (“IoT”) devices across disparate networks, environments, and geographic locations to a single consolidated location.

The Company employed forty seven employees as of September 30, 2023 and is headquartered in Redmond, WA and is supported by a growing team at its Customer Center of Excellence located in Charlotte, NC as of January 2021. The Company employed seven research and development personnel in Taiwan as of September 30, 2023.

The Company’s products appeal to customers whose business operations are geographically diverse, providing essential goods and services, requiring physical security solutions that are tailored to their unique physical security requirements. Airship further appeals to customers who want to choose the right tool for the job (or tailor the tool to fit the job), rather than have to operate based on the tools that are commercially available to them.

The Company has historically promoted its goods and services through very select marketing and advertising channels, most of which are closed to the general public and or are limited in their focus to customers specifically looking for solutions in the physical security and video surveillance arena.

The Company’s initial software application is now further evolving into an enterprise grade solution addressing a broadened data management lifecycle, starting at the edge. Edge Cloud Computing is being increasingly viewed as a key enabler and technology necessity.

During 2020, the Company’s two main owners started a new business, Zeppelin Worldwide, Inc. and its subsidiary, Zeppelin Taiwan, Ltd. (together “Zeppelin”). Zeppelin’s focus is on the development of cloud-based products. Zeppelin was considered a variable interest entity (VIE) and is consolidated with the Company. On February 28, 2023, the Founders transferred their interest in Zeppelin to the Company and Zeppelin became a wholly owned subsidiary. The transaction had no impact on the unaudited consolidated financial statements for the nine months ended September 30, 2023 other than $1.1 million Advance to Founders and the $1.1 million Payable to Founders are now eliminated.

Business Combination with BYTE Acquisition Corp. (“BYTE”)

On March 10, 2023, BYTE issued a press release announcing that it has entered into a non-binding letter of intent for a business combination with Airship AI Holdings, Inc. Airship AI, a robust AI-driven edge video, sensor and data management platform for government agencies and enterprises that gathers unstructured data from surveillance cameras and sensors, applies artificial intelligence (“AI”) analytics, and provides visualization tools to improve decision making in mission critical environments. Under the terms of the LOI, BYTE and Airship AI would become a combined entity, with Airship AI’s existing equity holders rolling 100% of their equity into the combined public company.

On June 27, 2023, BYTE Acquisition Corp. (“BYTS” or “Parent”), a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing Date, entered into a merger agreement, by and among BYTS, BYTE Merger Sub Inc., a Washington corporation and a direct, wholly owned subsidiary of BYTS (“Merger Sub”), and Airship AI Holdings, Inc., a Washington corporation (“Airship AI” or the “Company”) (as it may be amended and/or restated from time to time, the “Merger Agreement”).

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization (cont.)

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the Domestication to a Delaware corporation, the Merger Sub will merge with and into Airship AI (the “Merger”), after which Airship AI will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of BYTS. The transactions contemplated by the Merger Agreement together with the other related agreements are referred to herein as the “Business Combination.” The time of the closing of the Business Combination is referred to herein as the “Closing.” The date of the Closing is referred to herein as the “Closing Date.” In connection with the Business Combination, BYTS will be renamed “Airship AI Holdings, Inc.” (“Airship Pubco”). The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger.

Pursuant to the Business Combination Agreement, BYTE will acquire Airship AI for a pre-money equity value of $225 million. In connection with the transaction, BYTE will issue 22.5 million newly issued shares to current shareholders of Airship AI. Equity holders of Airship AI as of the date of the business combination agreement may also receive the contingent right to receive up to 5 million additional shares, subject to Airship AI’s achievement of performance milestones. BYTE has executed non-redemption agreements totaling $7 million. The Company is expected to receive $2 million net of merger transaction expenses from the non-redemption agreements. There are no assurances that this transaction will close.

Liquidity, Going Concern and Management’s Plans

As reflected in the accompanying unaudited consolidated financial statements, as of and for the nine months ended September 30, 2023, the following conditions were noted that raise substantial doubt about the Company’s ability to continue as a going concern:

•        For the nine months ended September 30, 2023, incurred a net loss of $6,482,062 and utilized cash in operations of $2,524,039

•        Cash balance of $482,373

•        Stockholders’ deficit of $12,226,689

The Company incurred significant costs on research and development during 2020 to 2022 to develop the AI platform. The investment in product development has produced an industry leading technology and increased business opportunities during 2023.

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced Airship AI $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. In the nine months ended September 30, 2023, Mr. Huang and Mr. Xu advanced Airship AI $1,350,000 and were repaid $200,000, with $1,750,000 recorded as advances from founders as of September 30, 2023.

Management’s Plan

Management implemented a multipart plan (“the Plan”) to return the Company to profitability and to alleviate any substantial doubt regarding the Company’s ability to continue as going concern for the next twelve months. The Plan consisted of the following:

Annual operating expenses were reduced from $13.1 million per year to the current run rate of $10.2 million per year, primarily resulting from the reduction in workforce. In addition, the Company exited its Redmond facility on September 30, 2023 at an annual savings of $350,000 per year.

The Company is experiencing growth from existing and new customers in order opportunities, including those from its AI product platform and those from long standing customers such as Federal Express. The Company also recently received purchase orders from various government agency customers totaling over $13 million from which

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization (cont.)

the Company expects to start receiving cash in the fourth quarter of 2023. The Company also has a robust potential order pipeline that goes into 2024. Supply chain issues have been mostly resolved and product delivery time has been reduced by almost 50% over the prior few years. The improved supply chain situation allows the Company to convert orders more quickly to cash.

On June 22, 2023, the Company entered into a Senior Secured Convertible Promissory Note with Platinum Capital Partners Inc. and received $2 million. As a condition of funding, the Company paid off three small notes and accounts payable totaling $374,000. See Note 13 for discussion of additional $600,000 convertible promissory note entered into subsequent to September 30, 2023.

On June 27, 2023, the Company entered into a merger agreement with BYTE Acquisition Corp, (NASDAQ: BYTS) a special purpose acquisition corporation (“BYTE”). The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger. Upon completion of the merger agreement with BYTE, the Company will become a publicly traded company. BYTE has executed non-redemption agreements totaling $7 million. The Company is expected to receive $2 million net of merger transaction expenses from the non-redemption agreements.

Mr. Huang has committed to providing $2.5 million in additional temporary funding if it is necessary.

Based on the Company’s actions undertaken during 2023, the Company believes that the substantial doubt of the Company’s ability to continue as a going concern for 12 months from the date of issuance of these unaudited consolidated financial statements has been alleviated.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and Zeppelin. Intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Functional Currency

The Company’s consolidated functional currency is the U.S. Dollar. The operations of Zeppelin use the Taiwan Dollar as its functional currency. At each period end, Zeppelin’s balance sheet is translated into U.S. Dollars based upon the period end exchange rate, while their statements of operations and comprehensive loss and statements of cash flows are translated into U.S. Dollars based upon an average exchange rate during the period.

Consolidation of Variable Interest Entities

A VIE is a legal entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company’s variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets.

A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis. As of December 31, 2022 the Company is considered to be the primary beneficiary of Zeppelin. On February 28, 2023, the Founders transferred their interest in Zeppelin to the Company and Zeppelin became a wholly owned subsidiary.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company classifies highly liquid temporary investments with an original maturity of three months or less when purchased as cash equivalents. The Company maintains cash balances at various financial institutions. Balances at US banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk for cash on deposit.

Revenue Recognition and Deferred Revenue

The Company primarily generates revenue from sales of systems and products and the related post contract support to customers. The Company’s primary systems and products include Outpost AI, Acropolis and Airship Command. To date, the majority of the Company’s product revenue that has been recognized consists primarily of a bundled offering of hardware and software which delivers on premise solutions to its customers. Separate limited software subscription services have been delivered to customers including those customers that are able to operate in a cloud based environment. The transaction price recognized as revenue represents the amount the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, including sales incentives provided to customers. Payment is typically due within 30 to 90 calendar days of the invoice date.

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.

Product Revenue

Product revenue is derived primarily from sales of the Company’s system offerings, Outpost AI, Acropolis and Airship Command. The Company recognizes product revenue at a point in time when title transfers, when the products are shipped, or when control of the system is transferred to the customer, which usually is upon delivery of the system and when contractual performance obligations have been satisfied.

Post Contract Support Revenue

Post Contract Support (“PCS”) revenue is derived primarily from the Company’s support and software maintenance agreements (“SMA”). The Company’s PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email and telephone support. The Company allocates a portion of the transaction price to the PCS performance obligation based on a cost-plus methodology and recognizes the associated revenue on a straight-line basis over the estimated term of the support period. The Company’s support contracts are typically one to five years with an average of four years, payment is due within 30 to 90 calendars days of the invoice date and may include options to renew. For the nine months ended September 30, 2023 and 2022, the Company recognized revenue of $51,975 and $55,602, respectively, related to one-year support contracts. For the nine months ended September 30, 2023 and 2022, the Company recognized revenue of $3,279,966 and $3,795,242, respectively, related to multi-year support contracts.

Other Services

The Company earns other service revenues from installation services, training and licensing which are short-term in nature and revenue for these services are recognized at the time of performance when the service is provided.

Contracts with Multiple Performance Obligations

The Company’s contracts with customers often contain multiple performance obligations that can include three separate obligations: (i) a hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the hardware component delivered at the time of sale; (ii) the right to the

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Company’s downloadable free application and software solutions, and (iii) the right for the customer to receive post contract support (“PCS”) after the initial sale. The Company’s products and PCS offerings have significant standalone functionalities and capabilities. Accordingly, the products are distinct from the Company’s PCS services as customers can benefit from the products without the PCS services and such PCS services are separately identifiable within the contracts. The Company accounts for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration the Company expects to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

The Company establishes the standalone selling price using the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price based on its pricing model and offering type (products or PCS services).

The Company has elected the practical expedient to not assess whether a contract has a significant financing component as the Company’s standard payment terms are less than one year.

The Company sells its products primarily through a direct sales force. The Company considers revenue to be earned when all of the following criteria are met:

•        The Company has a contract with a customer that creates enforceable rights and obligations,

•        Promised performance obligations are identified,

•        The transaction price, or the amount the Company expects to receive, is determinable and

•        The Company has satisfied the performance obligations to the customer.

Transfer of control is evidenced upon passage of title and risk of loss to the customer unless the Company is required to provide additional services.

The Company’s short-term and long-term deferred revenue balances totaled $4,059,406 and $4,693,897 as of September 30, 2023. The Company’s short-term and long-term deferred revenue balances totaled $4,168,016 and $4,805,431 as of December 31, 2022. Of the deferred revenue balance of $8,973,447 and $9,888,275 as of January 1, 2023 and 2022, the Company recognized approximately $3,262,697 and $3,515,745 during the nine months ended September 30, 2023 and 2022.

Accounts Receivable and Provision for Credit Losses

The Company generally sells its products to large governmental entities and large corporations in the United States. Accounts receivable are recorded at invoiced amounts and are non-interest bearing.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (codified as Accounting Standards Codification (“ASC”) 326) on January 1, 2023. ASC 326 adds to U.S. GAAP the current expected credit loss (“CECL”) model, a measurement model based on expected losses rather than incurred losses. Prior to the adoption of ASC 326, the Company evaluated receivables regularly and adjusted the allowance for doubtful accounts accordingly. The Company determined estimates of uncollectible accounts receivable based primarily on actual historical bad debt and sales return trends, customers financial condition and general economic conditions. Under the application of ASC 326, the Company’s historical credit loss experience provides the basis for the estimation of expected credit losses, as well as current economic and business conditions, and anticipated future economic events that may impact collectability. In developing its expected credit loss estimate, the Company evaluated the appropriate grouping of financial assets based upon its evaluation of risk characteristics, including consideration of the types of products and services sold. Account balances are written off against the allowance for expected credit losses after all means of collection have been exhausted and the potential for recovery is considered remote.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Occasionally certain long-standing customers, who routinely place large orders, will have unusually large receivables balances relative to the total gross receivables. Management monitors the payments for these large balances closely and very often requires payment of existing invoices before shipping new sales orders. As of September 30, 2023 and December 31, 2022, the Company did not have a reserve for credit losses as all accounts receivable are considered collectible.

Concentration of Credit and Sales Risk

The Company sells its product to commercial and government customers under agreements that are normally paid within 30 days of contract completion. For the nine months ended September 30, 2023, two customers represented 50% and 16% of total revenue. For the year ended December 31, 2022, two customers represented 28% and 17% of total revenue. As of September 30, 2023, three customers represent approximately 37%, 28% and 20% of outstanding accounts receivable. As of December 31, 2022, four customers represent approximately 42%, 19%, 14% and 10% of outstanding accounts receivable. Due to the quality of the Company’s customers and timely payments received, customer credit risk in accounts receivable is minimal.

Inventory

The Company’s purchase of inventory, primarily computer servers, is undertaken to match purchase orders received from customers. Upon receipt of inventory, the Company generally configures the servers and loads proprietary software onto the servers before shipping out. The Company holds inventory for a short period of time and as of September 30, 2023 and December 31, 2022, it had no inventory in stock. Inventory value is primarily material costs and is valued at the lower of cost (first in, first out method) or net realizable value.

Property and Equipment

Property and Equipment consists of vehicles, which are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives or lease period of the relevant asset. Computer equipment is expensed to research and development or selling, general and administrative expense and any furniture and computer equipment is either fully depreciated or immaterial to the consolidated financial statements.

Long-Lived Assets

The Company reviews its long-lived assets for impairment annually or when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value (less the projected cost associated with selling the asset). To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. The Company recorded impairment losses of $0 for the nine months ended September 30, 2023 and 2022.

Research and Development Expenses

Research and development expenses consist of the cost of employees, consultants and contractors who design, engineer and develop new products and processes as well as materials, supplies and facilities used in producing prototypes.

The Company’s current research and development efforts are primarily focused on improving the Company’s products. The Company is also actively involved in identifying new applications. The Company’s current internal team along with outside consultants has considerable experience working with the application of the Company’s technologies and their applications. The Company engages third party experts as required to supplement the Company’s internal team. The Company believes that continued development of new and enhanced technologies is essential to the Company’s future success. The Company incurred expenses of $2,028,821 and $2,731,899 for the nine months ended September 30, 2023 and 2022, respectively, on development activities.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Software Development Costs

Costs incurred in the development of software programs for the Company’s products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. No software development costs have been capitalized as of September 30, 2023 or December 31, 2022.

Cost of Net Revenues

Cost of net revenues for products includes components and freight. Cost of net revenues for post contract support and other services includes primarily the cost of personnel and personnel-related expenses to conduct implementations and ongoing client support.

Advertising

Advertising costs are charged to selling, general and administrative expenses as incurred. Advertising and marketing costs for the nine months ended September 30, 2023 and 2022 were $55,916 and $69,975, respectively.

Shipping and Handling of Products

Amounts billed to customers for shipping and handling of products are included in net revenues. Costs incurred related to shipping and handling of products are included in cost of revenues.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 —	Quoted prices in active markets for identical assets and liabilities;
Level 2 —	Inputs other than level one inputs that are either directly or indirectly observable; and
Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The recorded value of other financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate the fair value of the respective assets and liabilities as of September 30, 2023 and December 31, 2022 are based upon the short-term nature of the assets and liabilities. The Company recorded its Senior Secured Convertible Promissory Note and the warrants that were issued with this Note at fair value, remeasured on a recurring basis and considered as Level 3 instruments. The method of determining the fair value of the Senior Secured Convertible Promissory Note and warrants are described below.

Accounting for Warrants and Senior Secured Convertible Promissory Note at Fair Value

The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company assessed the classification of warrants issued in connection with convertible note financing as of September 30, 2023. The warrants are considered freestanding instruments that qualify as liabilities under ASC Topic 480, Distinguishing Liabilities from Equity, as the Company is committed to issue an instrument that ultimately may require a transfer of assets. The warrant liability is accounted for at fair value and re-measured at each reporting date. Accordingly, the Company classified the warrants as a liability at their fair value and adjusts the instruments to fair value at each balance sheet date until the warrants are exercised or expired. Any change in the fair value of the warrants is recognized as “change in the fair value of warrants” in the Consolidated Statements of Operations and Comprehensive Loss. The warrants were initially valued using a Black-Scholes Model at $15,418 based on the exercise price of $23.18, stock price per share of $2.88, a five-year expected term, volatility of 39.4% and risk-free rate of 3.41%. There was no significant change in fair value during the quarter ended September 30, 2023 as the warrants were initially valued on June 22, 2023.

The Company has elected the fair value option to account for the Senior Secured Convertible Note that was issued on June 22, 2023 and record this at fair value with changes in fair value recorded in the Consolidated Statements of Operations and Comprehensive Loss. As a result of applying the fair value option, direct costs and fees related to this Note are recognized in earnings as incurred and not deferred. Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the liability. Considerable judgment is necessary to interpret market data and determine an estimated fair value. The use of different market assumptions or valuation methods may have a material effect on the estimated fair values. As of September 30, 2023, the Company has used a Monte Carlo simulation pricing model that factors in potential outcomes including the SPAC transaction being consummated, the convertible note being repaid in cash and the convertible to be converted to common stock. All of these scenarios take into consideration the terms and conditions of the underlying convertible note plus potential changes in the underlying value of the common stock. For the nine months ended September 30, 2023, the Company recognized an unrealized loss of $400,921 for the change in fair value and is included in “other (expense) income” in the Consolidated Statements of Operations and Comprehensive Loss. The Company believes accounting for the Senior Secured Convertible Note at fair value better aligns the measurement methodologies of assets and liabilities, which may mitigate certain earnings volatility.

Stock-Based Compensation

The Company has share-based compensation plans under which employees, consultants, suppliers and directors may be granted restricted stock, stock appreciation rights, incentive stock options, nonqualified stock option and warrants to purchase shares of Company common stock at the fair market value at the time of grant. Stock-based compensation cost is measured by the Company at the grant date and the fair value of the award is recognized as an expense, over the requisite service period which is generally the vesting period.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The Company’s ability to realize deferred tax assets depends upon future taxable income, as well as the limitations discussed below. For financial reporting purposes, a deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized prior to expiration. The Company considers historical and future taxable income, future reversals of existing taxable temporary differences, taxable income in prior carryback years, and ongoing tax planning strategies in assessing the need for valuation.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Advances due to Founders and Advances due from Founders

The Company accounts for advances made to founders as a contra equity balance unless payment has been received subsequent to period end or such amounts can be offset with amounts due to the Founders. As of December 31, 2022 the Company has $1,100,000 of advances due from the Founders and advances due to the Founders. The transactions were entered into separately by Airship and Zeppelin and thus are reported separately on the accompanying consolidated balance sheets. In February, 2023 these balances were eliminated in a transaction involving the shareholders. See Note 3.

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced Airship AI $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. In the nine months ended September 30, 2023, Mr. Huang and Mr. Xu advanced Airship AI $1,350,000 and were repaid $200,000, with $1,750,000 recorded as advances from founders as of September 30, 2023. The advances are noninterest bearing and the Company expects to pay the balance off within a one year period.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period from non-owner sources. There was other comprehensive loss of $2,244 and a comprehensive income of $17,910 related foreign exchange translation for the nine months ended September 30, 2023 and 2022.

Going Concern Assessment

The Company applies Accounting Standards Codification 205-40 (“ASC 205-40”), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which the Financial Accounting Standards Board (“FASB”) issued to provide guidance on determining when and how reporting companies must disclose going concern uncertainties in their consolidated financial statements. ASC 205-40 requires management to perform assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s consolidated financial statements (or within one year after the date on which the consolidated financial statements are available to be issued, when applicable). Further, a company must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern” and management plans to alleviate the going concern.

Use of Estimates

In preparing these consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in the Company’s consolidated financial statements relate to the calculation of revenue recognition, stock-based compensation, valuation of common stock, valuation of Senior Secured Convertible Note, accruals for potential liabilities including income taxes, valuation of deferred tax assets and valuation assumptions related to share-based compensation.

Earnings (loss) Per Share

Basic earnings (loss) per share is based upon the net (loss) income for the period divided by the weighted average shares of common stock outstanding. Diluted net income per share is determined using the weighted average number of common shares and potential common shares (representing the dilutive effect of stock options, warrants, and stock appreciation rights) outstanding during the period using the treasury stock method. Common stock equivalents for period ended September 30, 2022 are not included in the calculation of diluted earnings (loss) per share given the Company incurred a loss and they are anti-dilutive.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Reportable Segments

Management monitors the revenue and expense components of the various products and services the Company offers, but operations are managed and financial performance is evaluated on a Corporation-wide basis in comparison to a business plan which is developed each year. Accordingly, all operations are considered by management to be one operating segment and one reportable segment as contained in the Consolidated Statements of Operations and Comprehensive Loss to the consolidated financial statements.

Recent Accounting Pronouncements

Based on the Company’s review of accounting standard updates recently issued (other than ASU No. 2020-06 discussed below), those standards not yet required to be adopted and proposed standards for the future, the Company does believe such items are expected to have a significant impact on the Company’s consolidated financial statements. See Note 11 for discussion about adoption of the new lease accounting standard effective January 1, 2022.

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in entity’s Own Equity (Subtopic 815-40).” ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. ASU 2020-06 generally eliminates the need to separate and value beneficial conversion and redemption features. The ASU is effective for public entities for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2020-06 during 2023 when the Company issued a convertible promissory note in June of 2023.

In June 2016, the FASB issued ASU 2016-13. This ASU requires the measurement of all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance was initially effective for the Company for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” which, among other things, defers the effective date of ASU 2016-13 for public filers that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted. The Company adopted ASU 2016-03 on January 1, 2023, and the adoption of this update did not have a material impact on the Company’s condensed consolidated financial statements.

3. Advances due to and from Founders and Transactions with Zeppelin Worldwide LLC

In 2020, Victor Huang and Derek Xu, the Founders, officers and directors of the Company, borrowed $3,000,000 (“shareholder advances”) from Airship. As of December 31, 2022 the Company was owed $1,100,000 by the Founders. Due to the lack of certainty over the payment of interest, the Company will record when received. Due to the uncertainty of the timing of payment, the advances will be treated as a long-term asset. The shareholders advances bear interest at 5% and during the nine months ended September 30, 2023 and 2022 no interest was paid. On February 28, 2023, the Founders transferred their interest in Zeppelin to the Company and the $1,100,000 owed by the Founders to the Company was eliminated.

As of December 31, 2022, Zeppelin had received from the Company $1,095,000 in cash advances to fund operations which commenced in 2021. These advances between the companies are eliminated in the consolidated balance sheet. As of December 31, 2022 Zeppelin owes the Founders $1,100,000 for funds they have provided for the commencement of operations in 2021. The balance was not expected to be paid in the next year and was treated as long term liabilities. On February 28, 2023 in connection with the transfer of the Zeppelin ownership from the shareholders to the Company, the $1,100,000 Payable to the founders was eliminated.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

3. Advances due to and from Founders and Transactions with Zeppelin Worldwide LLC (cont.)

As of December 31, 2022, Zeppelin had approximately $73,000 in assets which is primarily cash, and accrued liabilities of approximately $60,000. As of December 31, 2022, the Zeppelin liability to the Company and shareholders for advances total $2,254,000. Zeppelin advances from the Company at December 31, 2022 totaling approximately $1,150,000 are eliminated in consolidation. As of December 31, 2022 the Zeppelin stockholder’s deficit totaled approximately $2,181,000.

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced Airship AI $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. In the nine months ended September 30, 2023, Mr. Huang and Mr. Xu advanced Airship AI $1,350,000 and were repaid $200,000, with $1,750,000 recorded as advances from founders as of September 30, 2023. The advances are noninterest bearing and the Company expects to pay the balance off within a one year period.

Mr. Huang and Mr. Xu originally owned all the Zeppelin membership units. When Zeppelin started, their intent was exploring the technology in-development and determine value for external customers by providing cloud based back-end products. After a period of time for Zeppelin’s development it became apparent these efforts would be of value and accretive to the Company. In 2022, the Company began utilizing Zeppelin’s research and development personnel to develop the Company’s products. On February 28, 2023, the Founders transferred their interest in Zeppelin to the Company.

4. Property and Equipment, Net

Property and equipment, net as of September 30, 2023 and December 31, 2022 was comprised of the following:

	Estimated Useful Lives	September 30, 2023	December 31, 2022
Vehicles	5 years	$74,398	$199,502
Less: accumulated depreciation		(68,818)	(182,762)
		$5,580	$16,740

Total depreciation expense was $11,160 for the nine months ended September 30, 2023 and 2022. During the nine months ended September 30, 2023, the Company retired fully depreciated assets with a cost basis of $125,104. All equipment is used for selling, general and administrative purposes and accordingly all depreciation is classified in selling, general and administrative expenses.

5. Revenues

Disaggregation of Revenue

The Company’s net revenues in for the nine months ended September 30, 2023 and 2022 consisted of approximately $4.4 million and $9 million of hardware and software bundled systems for which revenue is transferred at a point in time. The Company’s remaining net revenue of approximately $3.7 million and $3.9 million relates to PCS revenue and other services which are transferred over time. Within each product category, contract terms, conditions and economic factors affecting the nature, amount, timing, and uncertainty around revenue recognition and cash flow are substantially similar.

Contract Balances

A receivable is recognized in the period the Company delivers goods or provides services or when the Company’s right to consideration is unconditional. The Company usually does not record contract assets because the Company has an unconditional right to payment upon satisfaction of the performance obligation, and therefore, a receivable is more commonly recorded than a contract asset. Receivables are generally paid within thirty days and there is no financing element to the customer contracts. As of September 30, 2023 and December 31, 2022, there are no unbilled receivable balances.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

5. Revenues (cont.)

Contract liabilities include payments received in advance of performance under a contract and are satisfied as the associated revenue is recognized. Contract liabilities are reported on the consolidated balance sheets at the end of each reporting period as a component of deferred revenue. The Company’s short-term and long-term deferred revenue balances totaled $4,059,406 and $4,693,897 as of September 30, 2023. The Company’s short-term and long-term deferred revenue balances totaled $4,168,016 and $4,805,431 as of December 31, 2022. Of the deferred revenue balance of $8,973,447 and $9,888,275 as of January 1, 2023 and 2022, the Company recognized $3,262,697 and $3,515,745.

Remaining Performance Obligations

As of September 30, 2023, the Company had approximately $8.8 million of remaining performance obligations, which were comprised of deferred service contracts not yet delivered. The Company expects to recognize approximately 14% of its remaining performance obligations as revenue in fiscal 2023 and the remaining 86% in fiscal 2024 and years thereafter.

Costs to Obtain or Fulfill a Contract

The Company does not pay any material variable compensation to obtain a customer contract. Additionally, the majority of the Company’s cost of fulfillment as a seller of products is classified as inventory and then cost of revenue when the product is sold. Other costs of contract fulfillment such as software maintenance are expensed in the period incurred and align with when the revenue is amortized.

6. Notes Payable, Line of Credit and Convertible Notes Payable

On January 25, 2021, the Company received $1,131,878 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). The Note Payable bears interest at 1% and is due January 23, 2026. The Company accrued interest of $9,845 as of December 31, 2021. The Company has used the funds in accordance with the legal requirements and has applied for forgiveness. No payments are due unless the Company receives notification that their application for forgiveness is not approved at which time monthly payments through January 2026 would be required to repay the balance. In May 2022, the entire unpaid balance was forgiven and approximately $1,146,000 recognized as other income.

On July 8, 2022, the Company entered into a Business Loan with Funding Circle of Denver, Colorado for $500,000. The Company received $480,050. The $500,000 plus interest at 6.99% is being repaid at $22,384 per month over twenty-four months. The Business Loan is secured by the assets of the Company and is guaranteed by the founders. The balance as of September 30, 2023 and December 31, 2022 was $0 and $424,540, respectively. As of December 31 2022, $292,932 was due in 2023 and $131,608 in 2024. The Company recorded interest expense of $5,064 and $0 during the nine months ended September 30, 2023 and 2022. On June 21, 2023, the Company paid the remaining balance of $256,541 to pay off the Loan.

The Company had an $85,000 revolving line of credit agreement with no stated expiration date. The Company owed $0 as of September 30, 2023 and December 31, 2022. The line of credit totaling $85,300 was paid off on June 20, 2023 and was terminated.

On June 22, 2023, the Company issued a $2,000,000 senior secured convertible promissory note to Platinum Capital Partner, Inc. As a condition of funding, the Company paid off three small notes and accounts payable totaling $374,000. At the option of the holder, the note is convertible into cash, common stock or a combination of cash and stock. The conversion into the Company’s zero par value common stock is $23.18 per share. The repayment amount of the note is 110% ($2,200,000) and matures on June 22, 2024. The number of common shares issuable equals 94,909 if fully converted into common stock, excluding interest. Interest on the note is 6% per annum calculated on 360 days.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

6. Notes Payable, Line of Credit and Convertible Notes Payable (cont.)

In the event the BYTE merger has not closed by December 22, 2023, then on not less than thirty days written notice to the Company by the holder thereafter, the holder may put this note to the Company and the Company will pay the holder 110% of the unpaid principal amount of the note together with any unpaid accrued interest and any other amount payable.

If, at any time while the note is outstanding, the effective time of the merger between BYTE and the Company pursuant to the Business Combination Agreement dated on June 22, 2023 occurs, then, any subsequent conversion of the note, the holder has the right to receive, for each conversion share that would had been issuable upon conversion immediately prior to the of the BYTE merger, at the option of the holder, the same kind of securities, cash or property as it would have been entitled to receive on the occurrence of the BYTE merger if it had been, immediately prior to the BYTE merger, the holder of one share of common stock (“BYTE alternate consideration”). The BYTE alternate consideration conversion price for purposes of any conversion following the BYTE merger, the conversion price will be the lower of (A) $6.50 for each unit and (B) 65% of the volume weighted average price for the BYTE alternate consideration for the preceding five trading days immediately prior to any conversion by the holder, but (C) in no event will the conversion price be below $4.00, subject to anti-dilution provisions.

If, at any time while this note is outstanding but prior to the BYTE merger, the Company effects a fundamental transaction, then, any subsequent conversion of this note, the holder will have the right to receive, for each conversion share that would have been issuable upon conversion immediately prior to the occurrence of a fundamental transaction, at the option of the holder, the capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of a fundamental transaction by a holder of the number of shares of common stock for which this note is exercisable immediately prior to a fundamental transaction. For purposes of any conversion following a fundamental transaction, the determination of the conversion price will be the lower of (A) the conversion price then in effect immediately prior to the fundamental transaction for each unit or share of alternate consideration, and (B) 65% of the value of the alternate consideration paid on one share of common stock in the fundamental transaction.

If at any time while this note is outstanding but prior to the BYTE merger, the Company engages in a Next Equity Financing, then the conversion price will be adjusted to the lower of (A) the conversion price after giving effect to the Next Equity Financing on the anti-dilution provisions or (B) sixty-five percent (65%) of the Next Equity Financing price.

The Company accounts for the note under the fair value method of accounting and as of September 30, 2023 the note is recorded at $2,385,503. During the period ended September 30, 2023, the Company recorded an increase in the fair value of the convertible note payable totaling approximately $400,000 which was recorded as a loss in other income (expense) on the statement of operations and comprehensive loss. In connection with the convertible note transaction, the Company issued warrants to purchase 30,201 shares of common stock with an exercise price of $6.50 upon the conclusion of the BYTE merger. The value of the warrants totaled $15,418 and reduced the fair value of the convertible promissory note.

7. Stockholders’ Deficit

The Company amended and restated its articles of incorporation in April 2022 and has authorized 200,000,000 shares of capital stock, of which 180,000,000 are shares of voting common stock, no par value per share and 20,000,000 shares of preferred stock. As of September 30, 2023 and December 31, 2022, the Company had 7,614,666 shares of common stock issued and outstanding. No shares of preferred stock are outstanding. Each share of common stock titles its holder to one vote on each matter submitted to the stockholders for a vote, and no cumulative voting for directors is permitted. Stockholders do not have any preemptive rights to acquire additional securities issued by the Company.

The Company has never paid any cash dividends and intends, for the foreseeable future, to retain any future earnings for the development of its business. The Company’s future dividend policy will be determined by the board of directors on the basis of various factors, including its results of operations, financial condition, capital requirements and investment opportunities.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

8. Stock Incentive Plans

2022 Combined Incentive and Non-Qualified Stock Option Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Board of Directors approved the 2022 Combined Incentive and Non-Qualified Stock Option Plan (the “Plan”) to issue options to acquire a maximum of 3,000,000 common stock shares. As of September 30, 2023, future grants for 375,131 shares of common stock can be issued under this plan. Options can be granted for a term up to ten years. All previous awards under the 2007 and 2019 Plans were cancelled and replaced with identical awards under the 2022 Stock Incentive Plan.

Prior Stock Option Plan

The 2007 Stock Incentive Plan was authorized to issue options to acquire a maximum of 952,941 common stock shares. As September, 2023, no future grants for shares of common stock can be issued under this plan. The 2018 Stock Incentive Plan (“2018 Plan”) was authorized to issue options to acquire a maximum of 1,500,000 shares. Options can be granted for a term up to ten years. The 2018 Plan was terminated in 2022.

Stock Appreciation Rights Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Board of Directors approved the 2022 Stock Appreciation Rights Plan to issue a maximum of 1,500,000 stock appreciation rights (“SAR”). Available future grants for 500,000 SAR units can be issued under the Plan. All previous awards under the 2018 Plan were cancelled and replaced with identical awards under the 2022 Stock Appreciation Plan. There were no SAR grants made in 2023 or 2022. As of September 30, 2023 there is 1,000,000 SAR outstanding with a base value of $0.20 and January 2028 expiration.

Prior Stock Appreciation Rights

The 2018 Stock Appreciation Plan is authorized to issue a maximum of 1,500,000 stock appreciation rights (“SAR”). Under the Stock Appreciation Plan, on January 16, 2018, the Company granted Mr. Huang, the Company’s Chief Executive Officer, 1,000,000 shares in stock appreciation rights for past service. The rights granted shall be subject to the prohibitions and restrictions set forth here in respect to the sale of other disposition of such rights. The rights each have a base value of $0.20 per share. The rights granted have a maturity date of January 16, 2028. Within 90 days following the maturity date, the Company must settle the appreciation amount. The appreciation amount may be paid in common stock, in cash in a combination of the two or in any other form of consideration, as determined by the board and contained in the Stock Appreciation Right Agreement. The Company calculated the fair value of the SARs using the Black-Scholes-Merton valuation model at the date of grant and recorded the entire fair value as compensation expense in 2018 as the SAR’s were issued for prior service and there is no additional service obligation. The SAR was classified as an equity instrument. This plan has been terminated in 2022 and grants outstanding under this plan moved to the 2022 plan.

Determining Fair Value under ASC 718

The Company records stock-based compensation expense associated with stock options, SAR’s and other equity-based compensation using the Black-Scholes-Merton option valuation model for estimating fair value of stock options granted under the plan. The Company amortizes the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company estimates the volatility of its common stock based on the historical volatility of publicly traded peer companies over the most recent period corresponding with the estimated expected life of the award. The Company bases the risk-free interest rate used in the Black Scholes-Merton option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. The Company has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes-Merton valuation model and adjusts stock-based compensation for changes to

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

8. Stock Incentive Plans (cont.)

the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. The Company recorded stock-based compensation of $479,913 and $447,690 for the nine months ended September 30, 2023 and 2022, respectively.

Stock Incentive Plans Activity (Excluding SAR)

As of September 30, 2023, there are 2,624,869 options outstanding under various stock option plans to acquire common stock at an average exercise price of $0.926 per share. As of September 30, 2023, there is $457,029 of total unrecognized stock-based compensation related to employee granted stock options that are not vested.

During the nine months September 30, 2023, the Company issued stock option grants to employees for 257,500 shares at an exercise price of $2.88 per share. During the years ended December 31, 2022 and 2021, the Company issued stock option grants to employees for 280,520 and 915,524 shares at an exercise price of $2.88 and $1 per share. The stock option grants vest over various terms and expire in five to ten years. Activity in the stock incentive plans for the nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021 was as follows:

	Options Shares	Weighted Average Exercise Price	Option $
Outstanding as of December 31, 2021	2,168,787	$0.44	$964,577
Granted	280,250	2.88	807,120
Forfeitures	(81,668)	(1.00)	(81,668)
Outstanding as of December 31, 2022	2,367,369	0.714	1,690,029
Granted	257,500	2.88	741,600
Exercised	—	—	—
Forfeitures	—	—	—
Outstanding as of September 30, 2023	2,624,869	$0.926	$2,431,629

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2023:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life In Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price Exercisable	Weighted Average Remaining Life In Years – Vested and Exercisable
$0.20	1,505,263	4.63	$0.200	1,505,263	$0.20	4.63
1.00	581,856	4.72	1.00	473,892	1.00	4.72
2.88	537,750	9.34	2.88	—	2.88	9.34
	2,624,869	5.61	$0.926	1,979,155	$0.392	5.61

The significant weighted-average assumptions relating to the valuation of the Company’s stock option grants for the years ended December 31, 2022 and 2021 were as follows:

Assumptions	9/30/2023	12/31/2022	12/31/2021
Estimated stock price	$3.33	$2.88	$3.00
Exercise price	$2.88	$2.88	$1.00
Dividend yield	0%	0%	0%
Expected life	5 years	5 years	5 – 6 Years
Expected volatility	39%	70%	75%
Risk free interest rate	3.92%	4.06%	0.86% – 1.74%

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

8. Stock Incentive Plans (cont.)

There were stock incentive plan awards outstanding at September 30, 2023 totaling 2,624,869 shares with an aggregate intrinsic value of $5,127,994.

There were no SAR grants in 2023.

Warrants to Purchase Common Stock

On May 8, 2023, the Company issued warrants to purchase common to Victor Huang and Derek Xu for 765,000 shares to each of the founders. The warrants were valued at $2,136,115 based on the exercise price of $3.12, the fair market stock price of $3.33, a five year term, a volatility of 39.4% and interest of 3.41%. The warrants were recorded as stock-based compensation expense and as additional paid in capital. All warrants are fully vested as they were issued for services performed and have an aggregate intrinsic value of $321,300.

9. Employee 401(k) Plan

The Company has a 401(k) plan for its employees. The plan provides for a 3.5% match on up to 6% of deferred salary. The Company expensed $138,532 and $156,751 of contributions during the nine months ended September 30, 2023 and 2022, respectively.

10. Related Party Transactions

In 2020, Victor Huang and Derek Xu, the Founders, officers and directors of the Company, borrowed $3,000,000 (“shareholder advances”) from Airship. As of December 31, 2022, the Company was owed $1,100,000 by the Founders. Due to the lack of certainty over the payment of interest, the Company will record when received. Due to the uncertainty of the timing of payment, the advances will be treated as a long-term asset. The shareholders’ advances bear interest at 5% and during the nine months ended September 30, 2023 and 2022 no interest was paid. On February 28, 2023, the Founders transferred their interest in Zeppelin to the Company and the $1,100,000 owed by the Founders to the Company was eliminated.

As of December 31, 2022, Zeppelin had received from the Company $1,095,000 in cash advances to fund operations which commenced in 2021. These advances between the companies are eliminated in the consolidated balance sheet. As of December 31, 2022, Zeppelin owes the Founders $1,100,000 for funds they have provided for the commencement of operations in 2021. The balance was not expected to be paid in the next year and was treated as long term liabilities. On February 28, 2023 in connection with the transfer of the Zeppelin ownership from the shareholders to the Company, the $1,100,000 Payable to the founders was eliminated.

Mr. Huang and Mr. Xu originally owned all the Zeppelin membership units. When Zeppelin started, their intent was exploring the technology in-development and determining value for external customers by providing cloud based back-end products. After a period of time for Zeppelin’s development it became apparent these efforts would be of value and accretive to the Company. In 2022, the Company began utilizing research and development personnel to further develop the Company’s products. On February 28, 2023, the Founders transferred its interest in Zeppelin to the Company

The Company sold a vehicle to a founder on March 30, 2021 for a promissory note in the amount of $80,000. The note has a simple interest rate of 4%, compounded annually, computed daily based on a 360-day year with principal and interest due in March 2023. Interest payments are due annually. The promissory note and interest of $84,844 was repaid during the year ended December 31, 2022.

A condominium in Juanita Beach, Washington was sold to a founder on May 5, 2021 for a secured promissory note in the amount of $750,000. The note has interest of 4% per annum, computed on the diminishing principal balance. Interest commenced on the closing with the first payment due on the first of each month after closing. The note is to be paid in full on or before 24 months from the date of the note. Interest payments are due annually. The promissory note and interest of $794,917 was repaid during the year ended December 31, 2022.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

10. Related Party Transactions (cont.)

The Company sold the vehicle and the condominium to the founders and recorded a loss of $31,721 on the date of the sale. The Company recorded notes receivable-related parties of $830,000 and accrued interest at 4% of $24,585 as of December 31, 2021. The Company had previously acquired these assets for which the founders were using for a combination of business and personal use.

Advances

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced Airship AI $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. In the nine months ended September 30, 2023, Mr. Huang and Mr. Xu advanced Airship AI $1,350,000 and were repaid $200,000, with $1,750,000 recorded as advances from founders as of September 30, 2023. The advances are noninterest bearing and the Company expects to pay the balance off within a one year period.

Warrants to Purchase Common Stock

On May 8, 2023, the Company issued warrants to purchase common to Victor Huang and Derek Xu for 765,000 shares to each of the founders. The warrants were valued at $2,136,115 based on the exercise price of $3.12, the fair market stock price of $3.33, a five year term, a volatility of 39.4% and interest of 3.41%. The warrants were recorded as stock-based compensation expense and as additional paid in capital. All warrants are fully vested as they were issued for services performed and had an aggregate intrinsic value of $321,300.

11. Commitments, Contingencies and Legal Proceedings

Legal Proceedings

The Company may from time to time become a party to various legal proceedings arising in the ordinary course of its business. The Company is currently not a party to any pending legal proceeding that is not ordinary routine litigation incidental to its business.

Properties and Operating Leases-Right of Use Asset and Lease Liability

Lease agreements are evaluated to determine whether an arrangement is or contains a lease in accordance with ASC 842, Leases. Right of use lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The incremental borrowing taking into consideration the Company’s credit quality and borrowing rate for similar assets is used in determining the present value of future payments. Lease expense is recorded as general and administrative expenses on the Company’s consolidated statements of operations. The Company adopted ASC 842 effective January 1, 2022 and the adoption did not have any impact on previously reported stockholders’ deficit.

On May 1, 2019, the Company leased 31,765 square feet for its executive offices in Redmond, Washington. The Company’s net monthly payment is $44,440. The monthly payment increases approximately 3% each year and the lease expires on April 30, 2024. The Company has two five-year renewal options. In April 2023, the Company and its landlord entered into an agreement whereby the Company’s office lease was terminated on September 30, 2023. As of September 30, 2023, the Company recorded a net gain on lease termination of $78,963 in selling general and administrative expenses on the consolidated statements of operations and comprehensive loss. The gain is comprised of a $344,093 gain from lease liability termination and a loss of $265,130 for accelerated amortization of right-of-use asset.

On July 13, 2023, the Company entered into a new lease in Redmond, WA for 15,567 square feet of office and warehouse space which starts October 1, 2023. The monthly payment is $25,000 per month. The lease expires October 31, 2027 and the monthly payment increases 3% on July 31, 2024 and each year thereafter. There is a one three year option to extend based on the fair market rate on October 31, 2027.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

11. Commitments, Contingencies and Legal Proceedings (cont.)

On January 1, 2021, the Company leased offices located in Moorestown, North Carolina. The Company leases 3,621 square feet and the net monthly payment is $4,828. The monthly payment increases approximately 3%-6% annually thereafter. The lease expires on February 28, 2024 and can be extended for one three-year term.

The Company has entered into operating leases for office and development facilities which range from two to three years and include options to renew. The Company determines whether an arrangement is or contains a lease based upon the unique facts and circumstances at the inception of the lease. Operating lease liabilities and their corresponding right-of-use asses are recorded based upon the present value of the lease payments over the expected lease term. As of September 30, 2023 and December 31, 2022, total operating lease liabilities was approximately $26,844 and $832,140, respectively. Right of use assets totaled approximately $25,974 and $804,338 at September 30, 2023 and December 31, 2022, respectively. All of the lease payments due at September 30, 2023 are current liabilities while $628,371 of the December 31, 2022 lease obligations are current liabilities. In the nine months ended September 30, 2023 and 2022, the Company recognized $487,242 in total lease costs for the leases. Because the rate implicit in each lease is not readily determinable, the Company uses its estimated incremental borrowing rate to determine the present value of the lease payments.

The weighted average remaining lease term for the operating leases was five months at September 30, 2023 and the weighted average discount rate was 7%.

The minimum future lease payments as of September 30, 2023 are as follows:

Years Ended September 30,
2024	$27,158
Total remaining payments	27,158
Less Imputed Interest	(314)
Total lease liability	$26,844

12. Income Taxes

The Company recorded a provision for income taxes of $0 for the nine months ended September 30, 2023 and 2022.

The Company’s effective tax rate was 0% for the nine months ended September 30, 2023 and 2022. The difference between the effective tax rate and the federal statutory tax rate for the nine months ended September 30, 2023 and 2022 primarily relates to the valuation allowance on the Company’s deferred tax assets.

For interim periods, the Company estimates its annual effective income tax rate and applies the estimated rate to the year-to-date income or loss before income taxes. The Company also computes the tax provision or benefit related to items reported separately and recognizes the items net of their related tax effect in the interim periods in which they occur. The Company also recognizes the effect of changes in enacted tax laws or rates in the interim periods in which the changes occur.

As of September 30, 2023 and December 31, 2022, the Company retains a full valuation allowance on its deferred tax assets. The realization of the Company’s deferred tax assets depends primarily on its ability to generate taxable income in future periods. The amount of deferred tax assets considered realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income.

The Company’s provision for income tax has excluded the results of operation for Zeppelin through February 28, 2023 as it was accounted for as VIE but for which the Company has no legal ownership and is thus not included in Company tax filings. Zeppelin was structured as a limited liability corporation with the profits and losses flowing directly to the owners who are responsible for any taxes. Effective February 28, 2023, Zeppelin became a wholly owned subsidiary when the shareholders contributed their interest in Zeppelin to the Company.

Airship AI Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

13. Subsequent Events

The Company entered into a new lease in Redmond, WA for 15,567 square feet of office and warehouse space which starts October 1, 2023. The monthly payment is $25,000 per month. The lease expires October 31, 2027 and the monthly payment increases 3% on July 31, 2024 and each year thereafter. There is a one three year option to extend based on the fair market rate on October 31, 2027.

On November 2 2023, the Company issued senior secured convertible promissory notes for $600,000 to two private investors. At the option of the holder, the note is convertible into cash, common stock or a combination of cash and stock. The conversion into the Company’s zero par value common stock is based on the BYTE transaction price. The repayment amount of the note is 110% ($660,000) and matures on September 30, 2024. Interest on the note is 6% per annum calculated on 360 days.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Airship AI Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Airship AI Holdings, Inc. (a Washington corporation) (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

BPM LLP
We have served as the Company’s auditor since 2021.
Walnut Creek, California
September 11, 2023

Airship Ai Holdings, Inc.
Consolidated Balance Sheets
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$298,614	$1,344,922
Accounts receivable, net of allowance of $0	705,752	831,353
Prepaid expenses and other	16,039	30,102
Payroll tax receivable	967,613	27,763
Total current assets	1,988,018	2,234,140

PROPERTY AND EQUIPMENT, NET	16,740	31,619

OTHER ASSETS
Advances to founders, non-current	1,100,000	1,100,000
Operating lease right of use asset	804,338	—
Notes receivable – related parties	—	854,585
TOTAL ASSETS	$3,909,096	$4,220,344

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable – trade	$216,718	$173,694
Advances from founders	600,000	—
Accrued expenses	110,662	252,470
Accrued income tax expense	10,000	—
Current portion of Small Business Loan	292,932	—
Current portion of operating lease liability	628,371	—
Deferred revenue – current portion	4,168,016	4,593,474
Total current liabilities	6,026,699	5,019,638

NON-CURRENT LIABILITIES:
Payable to founders	1,100,000	1,100,000
Small Business Loan – non-current	131,608	—
Note payable – PPP	—	1,141,722
Deferred rent liability	—	71,005
Operating lease liability, net of current portion	203,769	—
Deferred revenue – non-current	4,805,431	5,295,251
Total liabilities	12,267,507	12,627,616

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ DEFICIT:
Preferred stock – no par value, 20,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and 2021	—	—
Common stock – no par value, 180,000,000 shares authorized, 7,614,666 shares issued and outstanding as of December 31, 2022 and 2021	44,666	44,666
Additional paid in capital	1,921,342	1,374,882
Accumulated deficit	(10,314,313)	(9,826,820)
Accumulated other comprehensive loss	(10,106)	—
Total stockholders’ deficit	(8,358,411)	(8,407,272)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,909,096	$4,220,344

The accompanying notes are an integral part of these consolidated financial statements.

Airship Ai Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2022 and 2021

	Year Ended December 31, 2022	Year Ended, December 31, 2021
REVENUES
Product	$9,376,465	$7,858,330
Post contract support	5,008,328	4,970,051
Other services	164,348	210,728
Total revenues	14,549,141	13,039,109

COST OF REVENUES
Product	4,554,340	4,522,374
Post contract support	1,494,583	1,487,095
Other services	79,205	42,507
Total cost of revenues	6,128,128	6,051,976
GROSS PROFIT	8,421,013	6,987,133
RESEARCH AND DEVELOPMENT EXPENSES	3,614,814	4,215,321
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,630,012	8,895,544
TOTAL OPERATING EXPENSES	11,244,826	13,110,865
OPERATING (LOSS)	(2,823,813)	(6,123,732)
OTHER INCOME (EXPENSE):
Interest income	42,565	24,790
Interest expense	(75,256)	(21,194)
Other income – PPP loan forgiveness	1,146,235	995,834
Other income – employee retention tax credit	1,232,776	—
Total other income, net	2,346,320	999,430

LOSS BEFORE PROVISION FOR INCOME TAXES	(477,493)	(5,124,302)
Provision for income taxes	(10,000)	—
NET LOSS	$(487,493)	$(5,124,302)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation loss	(10,106)	—
TOTAL COMPREHENSIVE LOSS	$(497,599)	$(5,124,302)

Basic and diluted loss per share	$(0.06)	$(0.67)
Weighted average shares of common stock outstanding basic and diluted	7,614,666	7,608,058

The accompanying notes are an integral part of these consolidated financial statements.

Airship Ai Holdings, Inc.
Consolidated Statements of Changes in Stockholders’ Deficit
For the years ended December 31, 2022 and 2021

	Common Stock	Common Stock $	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
Balance as of January 1, 2021	7,600,000	$30,000	$476,000	$—	$(4,702,518)	$(4,196,518)
Issuance of common stock	14,666	14,666	—	—	—	14,666
Stock-based compensation	—	—	898,882	—	—	898,882
Net loss	—	—	—	—	(5,124,302)	(5,124,302)
Balance as of December 31, 2021	7,614,666	44,666	1,374,882	—	(9,826,820)	(8,407,272)
Stock-based compensation	—	—	546,460	—	—	546,460
Foreign currency translation loss	—	—	—	(10,106)	—	(10,106)
Net loss	—	—	—	—	(487,493)	(487,493)
Balance as of December 31, 2022	7,614,666	$44,666	$1,921,342	$(10,106)	$(10,314,313)	$(8,358,411)

The accompanying notes are an integral part of these consolidated financial statements.

Airship Ai Holdings, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	Year Ended December 31, 2022	Year Ended, December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(487,493)	$(5,124,302)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,879	53,200
Stock-based compensation – stock option grants	546,460	898,882
Amortization of operating lease right of use asset	517,232	—
Gain on forgiveness of note payable – PPP	(1,146,235)	(995,834)
Loss on disposal of assets	—	31,721
Non cash interest, net	17,181	—
Changes in operating assets and liabilities:
Accounts receivable	125,601	582,927
Prepaid expenses and other	14,063	(30,102)
Operating lease liability	(560,435)	—
Payroll tax receivable	(939,850)	(10,500)
Accounts payable – trade and accrued expenses	(98,784)	98,333
Accrued income taxes payable	10,000	—
Deferred rent liability	—	(2,902)
Deferred revenue	(915,278)	(633,958)
NET CASH USED IN OPERATING ACTIVITIES	(2,902,659)	(5,132,535)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from small business loan and line of credit	565,050	—
Proceeds from notes receivable – related parties	841,917	—
Advances from founders	1,900,000	—
Repayment of advances from founders	(1,300,000)	—
Repayment of small business loan and line of credit	(140,510)	—
Stock option exercise	—	14,666
Repayment by founders, net	—	2,490,000
Proceeds from notes payable – PPP	—	1,131,878
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,866,457	3,636,544

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,036,202)	(1,495,991)
Effect from exchange rate on cash	(10,106)	—
CASH AND CASH EQUIVALENTS, beginning of year	1,344,922	2,840,913
CASH AND CASH EQUIVALENTS, end of year	$298,614	$1,344,922

Supplemental disclosures of cash flow information:
Interest paid	$19,950	$11,349
Taxes paid	$—	$54,820

Non-cash investing and financing activities:
Right of use asset – adoption of ASC 842	$1,321,570	$—
Operating lease liability – adoption of ASC 842	$1,392,575	$—
Deferred rent write off – adoption of ASC 842	$71,005	$—

The accompanying notes are an integral part of these consolidated financial statements.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

1. Organization

On March 7, 2023, the Company changed its name to Airship AI Holdings, Inc. from Super Simple AI, Inc. Airship AI Holdings, Inc. (the “Company” or “Airship”) is a holding company that executes business through its wholly owned subsidiary, Airship AI, Inc. Prior to the formation of Super Simple AI, Inc. in 2022, the Company operated as Airship AI, Inc. (formerly known as JDL Digital Systems, Inc.) Super Simple AI, Inc. was formed in January 2022 through a share exchange with JDL Digital System. JDL Digital Systems, Inc. was incorporated under the laws of the State of Washington on June 30, 2003.

The Company has historically enabled government and commercial customers, through a combination of hardware, software, including artificial intelligence (“AI”) and service offerings to manage existing and emerging physical security challenges through a secure single-pane-of-glass Common Operational Picture (COP), connecting a wide range of sensors and edge Internet of Things (“IoT”) devices across disparate networks, environments, and geographic locations to a single consolidated location.

The Company employed 48 employees as of December 31, 2022 and is headquartered in Redmond, WA and is supported by a growing team at our Customer Center of Excellence located in Charlotte, NC as of January 2021. The Company employed 15 research and development personnel in Taiwan as of December 31, 2022.

The Company’s products appeal to customers whose business operations are geographically diverse, providing essential goods and services, requiring physical security solutions that are tailored to their unique physical security requirements. Airship further appeals to customers who want to choose the right tool for the job (or tailor the tool to fit the job), rather than have to operate based on the tools that are commercially available to them.

The Company has historically promoted its goods and services through very select marketing and advertising channels, most of which are closed to the general public and or are limited in their focus to customers specifically looking for solutions in the physical security and video surveillance arena.

Our initial software application is now further evolving into an enterprise grade solution addressing a broadened data management lifecycle, starting at the edge. Edge Cloud Computing is being increasingly viewed as a key enabler and technology necessity.

During 2020, the Company’s two main owners started a new business, Zeppelin Worldwide, Inc. and its subsidiary, Zeppelin Taiwan, Ltd. (together “Zeppelin”). Zeppelin’s focus is on the development of cloud-based products. Zeppelin is considered a variable interest entity (VIE) and is consolidated with the Company (see Note 3). On February 28, 2023, the Founders transferred their interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd. to the Company.

Liquidity, Going Concern and Management’s Plans

As reflected in the accompanying consolidated financial statements, as of and for the year ended December 31, 2022, the following conditions were noted that raise substantial doubt about the Company’s ability to continue as a going concern:

•        The Company incurred a fiscal year net loss of $487,493 and utilized cash in operations of $2,902,659.

•        Cash balance of $298,614.

•        Stockholders’ deficit of $8,358,411.

The Company spent significantly on research and development during 2020 to 2022 to develop the AI platform. The investment in product development has produced an industry leading technology and increased business opportunities during 2023.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

1. Organization (cont.)

During the year ended December 31, 2022, Mr. Huang and Mr. Xu, the Company’s founders and current executive officers, advanced the Company $1,900,000 and were repaid $1,300,000, with $600,000 recorded as advances from founders as of December 31, 2022. Since December 31, 2022, Mr. Huang and Mr. Xu advanced the Company $1,150,000 and were repaid $200,000.

Management’s Plan

Management implemented a multipart plan (“the Plan”) to return the Company to profitability and to alleviate any substantial doubt regarding the Company’s ability to continue as going concern for the next twelve months. The Plan consisted of the following:

Operating expenses were reduced from $13.1 million per year to the current run rate of $10.2 million per year, primarily resulting from the reduction in workforce. In addition, the Company is exiting its Redmond facility by September 30, 2023 at an annual savings of $350,000 per year.

The Company is experiencing material growth from existing and new customers in order opportunities, including those from its AI product platform and those from long standing customers such as Federal Express. The Company expects to close substantial orders in the next 90 to 120 days to significantly improve its cash and liquidity position. The Company also has a robust potential order pipeline that goes into 2024. Supply chain issues have been mostly resolved and product delivery time has been reduced by almost 50% over the prior few years. The improved supply chain situation allows the Company to convert orders more quickly to cash.

On June 22, 2023, the Company entered into a Senior Secured convertible Promissory Note with Platinum Capital Partners Inc. and received $2 million. As a condition of funding, the Company paid off three small notes and accounts payable totaling $374,000. See Note 13.

On June 27, 2023, the Company entered into a merger agreement with BYTE Acquisition Corp, (NASDAQ: BYTS) a special purpose acquisition corporation (“BYTE”). The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger. Upon completion of the merger agreement with BYTE, the Company will become a publicly traded company. BYTE has executed non-redemption agreements totaling $7 million. The Company is expected to receive $2 million net of merger transaction expenses from the non-redemption agreements. See Note 13. There are no assurances that this transaction will close.

Mr. Huang has committed to providing $2.5 million in additional temporary funding if it is necessary.

Based on the Company’s actions undertaken during 2023, the Company believes that the substantial doubt of the Company’s ability to continue as a going concern for 12 months from the date of issuance of these consolidated financial statements has been alleviated.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and Zeppelin. Intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Functional Currency

The Company’s consolidated functional currency is the U.S. Dollar. The operations of Zeppelin use the Taiwan Dollar as its functional currency. At each period end, Zeppelin’s balance sheet is translated into U.S. Dollars based upon the period end exchange rate, while their statements of operations and comprehensive loss and statements of cash flows are translated into U.S. Dollars based upon an average exchange rate during the period.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Consolidation of Variable Interest Entities

A VIE is a legal entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company’s variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets.

A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis. As of December 31, 2022 and 2021, the Company is considered to be the primary beneficiary of Zeppelin. See Note 3. On February 28, 2023, the Founders transferred their interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd., to the Company.

Cash and Cash Equivalents

The Company classifies highly liquid temporary investments with an original maturity of three months or less when purchased as cash equivalents. The Company maintains cash balances at various financial institutions. Balances at US banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk for cash on deposit.

Revenue Recognition and Deferred Revenue

The Company primarily generates revenue from sales of systems and products and the related post contract support to customers. The Company’s primary systems and products include Outpost AI, Acropolis and Airship Command. To date, the majority of the Company’s product revenue that has been recognized consists primarily of a bundled offering of hardware and software which delivers on premise solutions to its customers. Separate limited software subscription services have been delivered to customers including those customers that are able to operate in a cloud based environment. The transaction price recognized as revenue represents the amount the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, including sales incentives provided to customers. Payment is typically due within 30 to 90 calendar days of the invoice date.

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.

Product Revenue

Product revenue is derived primarily from sales of the Company’s system offerings, Outpost AI, Acropolis and Airship Command. The Company recognizes product revenue at a point in time when title transfers, when the products are shipped, or when control of the system is transferred to the customer, which usually is upon delivery of the system and when contractual performance obligations have been satisfied.

Post Contract Support Revenue

Post Contract Support (“PCS”) revenue is derived primarily from the Company’s support and software maintenance agreements (“SMA”). The Company’s PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email and telephone support. The Company allocates a portion of the transaction price to the PCS performance obligation based on a cost-plus methodology

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

and recognizes the associated revenue on a straight-line basis over the estimated term of the support period. The Company’s support contracts are typically one to five years with an average of four years, payment is due within 30 to 90 calendars days of the invoice date and include options to renew. For the years ended December 31, 2022 and 2021, the Company recognized revenue of $80,929 and $96,070, respectively, related to one-year support contracts. For the years ended December 31, 2022 and 2021, the Company recognized revenue of $4,912,258 and $4,889,121, respectively, related to multi-year support contracts.

Other Services

The Company earns other service revenues from installation services, training and licensing which are short-term in nature and revenue for these services are recognized at the time of performance when the service is provided.

Contracts with Multiple Performance Obligations

The Company’s contracts with customers often contain multiple performance obligations that can include three separate obligations: (i) a hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the hardware component delivered at the time of sale; (ii) the implicit right to the Company’s downloadable free application and software solutions, and (iii) the right for the customer to receive post contract support (“PCS”) after the initial sale. The Company’s products and PCS offerings have significant standalone functionalities and capabilities. Accordingly, the products are distinct from the Company’s PCS services as customers can benefit from the products without the PCS services and such PCS services are separately identifiable within the contracts. The Company accounts for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration the Company expects to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

The Company establishes the standalone selling price using the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price based on its pricing model and offering type (products or PCS services).

The Company has elected the practical expedient to not assess whether a contract has a significant financing component as the Company’s standard payment terms are less than one year.

The Company sells its products primarily through a direct sales force. The Company considers revenue to be earned when all of the following criteria are met:

•        The Company has a contract with a customer that creates enforceable rights and obligations,

•        Promised performance obligations are identified,

•        The transaction price, or the amount we expect to receive, is determinable and

•        The Company has satisfied the performance obligations to the customer.

Transfer of control is evidenced upon passage of title and risk of loss to the customer unless the Company is required to provide additional services.

The Company’s short-term and long-term deferred revenue balances totaled $4,168,016 and $4,805,431 as of December 31, 2022. The Company’s short-term and long-term deferred revenue balances totaled $4,593,474 and $5,295,251 as of December 31, 2021. Of the deferred revenue balance of $9,888,275 and $10,552,683 as of January 1, 2022 and 2021, the Company recognized $4,593,474 and $4,597,054 of net revenue during the years ended December 31, 2022 and 2021, respectively.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

The Company generally sells its products to large governmental entities and large corporations in the United States. Accounts receivable are recorded at invoiced amounts and are non-interest bearing. The Company maintains an allowance for uncollectible accounts receivable. It is our practice to regularly review and revise, when deemed necessary, our estimates of uncollectible accounts receivable, which are based primarily on actual historical bad debt and sales return trends, customers financial condition and general economic conditions. The Company records estimated uncollectible accounts receivable as selling, general and administrative expense. As of December 31, 2022 and 2021, there was no allowance for bad debts or sales returns. This is based upon the Company’s historical experience.

Concentration of Credit and Sales Risk

The Company sells its product to commercial and government customers under agreements that are normally paid within 30 days of contract completion. For the year ended December 31, 2022 two customers represented 28% and 17% of total revenue. For the year ended December 31, 2021, three customers represented 18%, 17% and 16% of revenue. As of December 31, 2022, four customers represent approximately 42%, 19%, 14% and 10% of outstanding accounts receivable. As of December 31, 2021, three customers represented 28%, 22% and 18% of the outstanding receivables. Due to the customers and timely payments, customer concentration in accounts receivable is minimal.

Inventory

The Company’s purchase of inventory, primarily computer servers, is undertaken to match purchase orders received from customers. Upon receipt of inventory, the Company generally configures the servers and loads proprietary software onto the servers before shipping out. The Company holds inventory for a short period of time and as of December 31, 2022 and 2021, it had no inventory in stock. Inventory value is primarily material costs and is valued at the lower of cost (first in, first out method) or net realizable value.

Property and Equipment

Property and Equipment consists of vehicles, which are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives or lease period of the relevant asset. Computer equipment is expensed to research and development or selling, general and administrative expense and any furniture and computer equipment is either fully depreciated or immaterial to the consolidated financial statements.

Long-Lived Assets

The Company reviews its long-lived assets for impairment annually or when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value (less the projected cost associated with selling the asset). To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. The Company recorded impairment losses of $0 and $31,721 for the years ended December 31, 2022 and 2021, respectively, within selling, general and administrative expenses.

Research and Development Expenses

Research and development expenses consist of the cost of employees, consultants and contractors who design, engineer and develop new products and processes as well as materials, supplies and facilities used in producing prototypes.

The Company’s current research and development efforts are primarily focused on improving the Company’s products. The Company is also actively involved in identifying new applications. The Company’s current internal team along with outside consultants has considerable experience working with the application of the Company’s technologies and their applications. The Company engages third party experts as required to supplement the Company’s internal team.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company believes that continued development of new and enhanced technologies is essential to the Company’s future success. The Company incurred expenses of $3,614,814 and $4,215,321 for the years ended December 31, 2022 and 2021, respectively on development activities.

Software Development Costs

Costs incurred in the development of software programs for the Company’s products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. No software development costs have been capitalized during the years ended or as of December 31, 2022 and 2021.

Cost of Net Revenues

Cost of net revenues for products includes components and freight. Cost of net revenues for post contract support and other services includes primarily the cost of personnel and personnel-related expenses to conduct implementations and ongoing client support.

Advertising

Advertising costs are charged to selling, general and administrative expenses as incurred. Advertising and marketing costs for the years ended December 31, 2022 and 2021 were $69,975 and $283,276, respectively.

Shipping and Handling of Products

Amounts billed to customers for shipping and handling of products are included in net revenues. Costs incurred related to shipping and handling of products are included in cost of revenues.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 —	Quoted prices in active markets for identical assets and liabilities;
Level 2 —	Inputs other than level one inputs that are either directly or indirectly observable; and
Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The recorded value of other financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other current assets, and accounts payable and accrued expenses approximate the fair value of the respective assets and liabilities as of December 31, 2022 and 2021 are based upon the short-term nature of the assets and liabilities. The Company has no assets or liabilities that are required to be recorded at fair value on a recurring basis.

Stock-Based Compensation

The Company has share-based compensation plans under which employees, consultants, suppliers and directors may be granted restricted stock, stock appreciation rights, incentive stock options, nonqualified stock option and warrants to purchase shares of Company common stock at the fair market value at the time of grant. Stock-based compensation cost is measured by the Company at the grant date and the fair value of the award is recognized as an expense, over the requisite service period which is generally the vesting period.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The Company’s ability to realize deferred tax assets depends upon future taxable income, as well as the limitations discussed below. For financial reporting purposes, a deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized prior to expiration. The Company considers historical and future taxable income, future reversals of existing taxable temporary differences, taxable income in prior carryback years, and ongoing tax planning strategies in assessing the need for valuation.

Advances due to Founders and Advances due from Founders

The Company accounts for advances made to founders as a contra equity balance unless payment has been received subsequent to year end or such amounts can be offset with amounts due to the Founders. As of December 31, 2022 and 2021 the Company has $1,100,000 of advances due from the Founders and advances due to the Founders. The transactions were entered into separately by the Airship and Zeppelin and thus are reported separately on the accompanying consolidated balance sheets. See Note 3.

During the year ended December 31, 2022, the Founders advanced the Company $1,900,000 and were repaid $1,300.000, with $600,000 recorded as advances due to founders as of December 31, 2022.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period from non-owner sources. There was other comprehensive loss of $10,106 related foreign exchange translation for the year ended December 31, 2022. There was no other comprehensive income for the year ended December 31, 2021.

Going Concern Assessment

The Company applies Accounting Standards Codification 205-40 (“ASC 205-40”), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which the Financial Accounting Standards Board (“FASB”) issued to provide guidance on determining when and how reporting companies must disclose going concern uncertainties in their consolidated financial statements. ASC 205-40 requires management to perform assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s consolidated financial statements (or within one year after the date on which the consolidated financial statements are available to be issued, when applicable). Further, a company must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern” and management plans to alleviate the going concern.

Use of Estimates

In preparing these consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in our consolidated financial statements relate to the calculation of revenue recognition, stock-based compensation, valuation of common stock, accruals for potential liabilities including income taxes, valuation of deferred tax assets and valuation assumptions related to share-based compensation.

Earnings Per Share

Basic and diluted earnings per share is based upon the net loss for the year divided by the weighted average shares of common stock outstanding. Common stock equivalents such as stock options, warrants and stock appreciation rights are not included in the calculation of diluted earnings per share given they are anti dilutive.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Based on the Company’s review of accounting standard updates recently issued, those standards not yet required to be adopted and proposed standards for the future, the Company does believe such items are expected to have a significant impact on the Company’s consolidated financial statements. See Note 11 for discussion about adoption of the new lease accounting standard effective January 1, 2022.

3. Advances due to and from Founder’s and Transactions with Zeppelin Worldwide LLC

In 2020, Victor Huang and Derek Xu, the Founders, officers and directors of the Company, borrowed $3,000,000 (“shareholder advances”) from Airship. As of December 31, 2022 and 2021, the Company was owed $1,100,000 by the Founders. Due to the lack of certainty over the payment of interest, the Company will record when received. Due to the uncertainty of the timing of payment, the advances will be treated as a long-term asset. The shareholders advances bear interest at 5% and during 2022 and 2021 no interest was paid. On February 28, 2023, the Founders transferred their interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd., to the Company.

During the years ended December 31, 2022 and 2021, Zeppelin received from the Company an additional $1,095,000 and $590,000 in cash advances to fund operations which commenced in 2021. These advances between the companies are eliminated in the consolidated balance sheet. As of December 31, 2022 and 2021, Zeppelin owes the Founders $1,100,000 for funds they have provided for the commencement of operations in 2021. These balances are not expected to be paid in the next year and are treated as long term liabilities.

As of December 31, 2022 and 2021, Zeppelin had approximately $73,000 and $380,000, respectively in assets which is primarily cash. As of December 31, 2022 and 2021, Zeppelin had accrued liabilities of approximately $60,000 and $197,000, respectively. As of December 31, 2022 and 2021, the Zeppelin liability to the Company and shareholders for advances of $2,254,000 and $1,100,000, respectively. Zeppelin advances from the Company at December 31, 2022 totaling approximately $1,150,000 are eliminated in consolidation. As of December 31, 2022 and 2021, the Zeppelin stockholder’s deficit of approximately $2,181,000 and $917,000, respectively for research and development expenses incurred during 2022 and 2021.

During 2022, the Founders advanced additional non interesting bearing funds to help fund operational cash flows. As of December 31, 2022, the Advances to Founders balance owed is $600,000 and it is expected to be paid within the next year.

Mr. Huang and Mr. Xu owned all the Zeppelin membership units. When Zeppelin started, their intent was exploring the technology in-development and determine value for external customers by providing cloud based back-end products. After a period of time for Zeppelin’s development it became apparent these efforts would be of value and accretive to the Company. In 2022, the Company began utilizing Zeppelin’s research and development personnel to develop the Company’s products. On February 28, 2023, the Founders transferred its interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd., to the Company.

4. Property and Equipment, Net

Property and equipment, net as of December 31, 2022 and 2021 was comprised of the following:

	Estimated Useful Lives	December 31, 2022	December 31, 2021
Vehicles	5 years	$199,502	$199,502
Less: accumulated depreciation		(182,762)	(167,883)
		$16,740	$31,619

Total depreciation expense was $14,879 and $53,200, respectively, for the years ended December 31, 2022 and 2021. All equipment is used for selling, general and administrative purposes and accordingly all depreciation is classified in selling, general and administrative expenses.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

5. Revenues

Disaggregation of Revenue

The Company’s net revenues in 2022 and 2021 consisted of approximately $9.4 million and $7.9 million of hardware and software bundled systems for which revenue is transferred at a point in time. The Company’s remaining net revenue of approximately $5.1 million and $5.1 million relates to PCS revenue and other services which are transferred over time. Within each product category, contract terms, conditions and economic factors affecting the nature, amount, timing and uncertainty around revenue recognition and cash flow are substantially similar.

Contract Balances

A receivable is recognized in the period the Company delivers goods or provides services or when the Company’s right to consideration is unconditional. The Company usually does not record contract assets because the Company has an unconditional right to payment upon satisfaction of the performance obligation, and therefore, a receivable is more commonly recorded than a contract asset. Receivables are generally paid within thirty days and there is no financing element to the customer contracts. As of December 31, 2022 and 2022 there are no unbilled receivable balances.

Contract liabilities include payments received in advance of performance under a contract and are satisfied as the associated revenue is recognized. Contract liabilities are reported on the consolidated balance sheets at the end of each reporting period as a component of deferred revenue. The Company’s short-term and long-term deferred revenue balances totaled $4,168,016 and $4,805,431 as of December 31, 2022. The Company’s short-term and long-term deferred revenue balances totaled $4,593,474 and $5,295,251 as of December 31, 2021. Of the deferred revenue balance of $9,888,275 and $10,552,683 as of January 1, 2022 and 2021, the Company recognized $4,593,794 and $4,597,054 of net revenue during the years ended December 31, 2022 and 2021, respectively.

Remaining Performance Obligations

As of December 31, 2022, the Company had approximately $9.0 million of remaining performance obligations, which were comprised of deferred service contracts not yet delivered. The Company expects to recognize approximately 46% of its remaining performance obligations as revenue in fiscal 2023 and the remaining 54% in fiscal 2024 and years thereafter.

As of December 31, 2021, the Company had approximately $9.9 million of remaining performance obligations, which were comprised of deferred service contracts not yet delivered. The Company expects to recognize approximately 46% of its remaining performance obligations as revenue in fiscal 2022 and the remaining 54% in fiscal 2023 and years thereafter.

Costs to Obtain or Fulfill a Contract

The Company does not pay any material variable compensation to obtain a customer contract. Additionally, the majority of the Company’s cost of fulfillment as a seller of products is classified as inventory and then cost of revenue when the product is sold. Other costs of contract fulfillment such as software maintenance are expensed in the period incurred and align with when the revenue is amortized.

6. Notes Payable and Line of Credit

On April 29, 2020, the Company received $984,485 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). The Note Payable included interest of $11,349 and was due April 17, 2022. The loan and interest were forgiven on June 14, 2021. The loan and interest forgiveness totaling approximately $996,000 were recognized as other income during the year ended December 31, 2021.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

6. Notes Payable and Line of Credit (cont.)

On January 25, 2021, the Company received $1,131,878 under the Paycheck Protection Program of the U.S. Small Business Administration’s (SBA) 7(a) Loan Program pursuant to the Coronavirus, Aid, Relief and Economic Security Act (CARES Act), Pub. Law 116-136, 134 Stat. 281 (2020). The Note Payable bears interest at 1% and is due January 23, 2026. The Company accrued interest of $9,845 as of December 31, 2021. The Company has used the funds in accordance with the legal requirements and has applied for forgiveness. No payments are due unless the Company receives notification that their application for forgiveness is not approved at which time monthly payments through January 2026 would be required to repay the balance. In May 2022, the entire unpaid balance was forgiven and approximately $1,146,000 recognized as other income.

On July 8, 2022, the Company entered into a Business Loan with Funding Circle of Denver, Colorado for $500,000. The Company received $480,050. The $500,000 plus interest at 6.99% is being repaid at $22,384 per month over twenty-four months. The Business Loan is secured by the assets of the Company and is guaranteed by the founders. The balance as of December 31, 2022 was $424,540 of which $292,932 is due in 2023 and $131,608 in 2024.The Company recorded interest expense of $14,076 and a loan origination fee of $19,950 during the year ended December 31, 2022.

The Company had a $85,000 revolving line of credit agreement with no stated expiration date. As of December 31, 2022 and 2021, there is no balance outstanding, and the agreement has a variable interest rate. As of December 31, 2022, the interest rate was 11.85%. The line of credit is unsecured.

7. Stockholders’ Deficit

The Company amended and restated its articles of incorporation in April 2022 and has authorized 200,000,000 shares of capital stock, of which 180,000,000 are shares of voting common stock, no par value per share and 20,000,000 shares of preferred stock. As of December 31, 2022 and 2021, the Company had 7,614,666 shares of common stock issued and outstanding. No shares of preferred stock are outstanding. Each share of common stock titles its holder to one vote on each matter submitted to the stockholders for a vote, and no cumulative voting for directors is permitted. Stockholders do not have any preemptive rights to acquire additional securities issued by the Company.

On June 14, 2021, a former director exercised vested stock options grants for 14,666 shares of the Company’s common stock and paid $14,666.

The Company has never paid any cash dividends and intends, for the foreseeable future, to retain any future earnings for the development of our business. Our future dividend policy will be determined by the board of directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

8. Stock Incentive Plans

2022 Combined Incentive and Non-Qualified Stock Option Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Board of Directors approved the 2022 Combined Incentive and Non-Qualified Stock Option Plan (the “Plan”) to issue options to acquire a maximum of 3,000,000 common stock shares. Future grants for 831,213 shares of common stock can be issued under this plan. Options can be granted for a term up to ten years. All previous awards were cancelled and replaced with identical awards under the 2022 Stock Incentive Plan.

Stock Appreciation Rights Plan

Related to the Share Exchange Agreement with Super Simple AI, Inc., on February 17, 2022, the Board of Directors approved the 2022 Stock Appreciation Rights Plan to issue a maximum of 1,500,000 stock appreciation rights (“SAR”). Available future grants for 500,000 SAR units can be issued under the Plan. All previous awards under the 2018 Plan were cancelled and replaced with identical awards under the 2022 Stock Appreciation Plan. There were no SAR grants made in 2022 or 2021. As of December 31, 2022 there is one 1,000,000 SAR outstanding with a base value of $0.20 and January 2028 expiration.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

8. Stock Incentive Plans (cont.)

Prior Stock Option Plan

The 2007 Stock Incentive Plan is authorized to issue options to acquire a maximum of 952,941 common stock shares. As of December 31, 2021, no future grants for shares of common stock can be issued under this plan. The 2018 Stock Incentive Plan (“2018 Plan”) was authorized to issue options to acquire a maximum of 1,500,000 shares. As of December 31, 2021, future grants for 284,154 shares of common stock can be issued under this plan. Options can be granted for a term up to ten years. The 2018 Plan was terminated in 2022

Prior Stock Appreciation Rights

The 2018 Stock Appreciation Plan is authorized to issue a maximum of 1,500,000 stock appreciation rights (“SAR”). As of December 31, 2021, available future grants for 500,000 shares of common stock via SAR’s can be issued under this plan. Under the Stock Appreciation Plan, on January 16, 2018, the Company granted Mr. Huang, the Company’s Chief Executive Officer, 1,000,000 shares in stock appreciation rights for past service. The rights granted shall be subject to the prohibitions and restrictions set forth here in respect to the sale of other disposition of such rights. The rights shall have each have a base value of $0.20 per share. The rights granted have a maturity date of January 16, 2028. Within 90 days following the maturity date, the Company must settle the appreciation amount. The appreciation amount may be paid in common stock, in cash in a combination of the two or in any other form of consideration, as determined by the board and contained in the Stock Appreciation Right Agreement. The Company calculated the fair value of the SARs using the Black Scholes Valuation Model at the date of grant and recorded the entire fair value as compensation expense in 2018 as the SAR’s were issued for prior service and there is no additional service obligation. The SAR was classified as an equity instrument. This plan has been terminated in 2022 and grants outstanding under this plan moved to a new plan.

Determining Fair Value under ASC 718

The Company records stock-based compensation expense associated with stock options, SAR’s and other equity-based compensation using the Black-Scholes-Merton option valuation model for estimating fair value of stock options granted under our plan. The Company amortizes the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company estimates the volatility of our common stock based on the historical volatility of publicly traded peer companies over the most recent period corresponding with the estimated expected life of the award. The Company bases the risk-free interest rate used in the Black Scholes-Merton option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. The Company has not paid any cash dividends on our common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes-Merton valuation model and adjusts stock-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. The Company recorded stock-based compensation of $546,460 and $898,882 for the years ended December 31, 2022 and 2021, respectively.

Stock Incentive Plans Activity (Excluding SAR)

There are currently outstanding 2,367,369 options to acquire common stock at an average exercise price of $0.714 per share outstanding as of December 31, 2022 under the various Stock Option Plans. As of December 31, 2022, there is 751,783 of total unrecognized stock-based compensation related to employee granted stock options that are not vested.

During the year ended December 31, 2022, the Company issued stock option grants to employees for 280,520 shares at an exercise price of $2.88 per share. The stock option grants vest over various terms and expire in five to ten years.

During the year ended December 31, 2021, a former director and an employee forfeited stock option grants for 81,668 shares of the Company’s common stock at $1.00 per share.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

8. Stock Incentive Plans (cont.)

During the year ended December 31, 2021, the Company issued stock option grants to employees, directors and consultants for 915,524 shares at an exercise price of $1.00 per share. The stock option grants vest over various terms and expire in five to ten years.

On June 14, 2021, a former director exercised vested stock options grants for 14,666 shares of the Company’s common stock and paid $14,666.

During the year ended December 31, 2021, a former director and an employee forfeited stock option grants for 769,190 shares of the Company’s common stock at $1.00 per share.

Activity in the stock incentive plans for the years ended December 31, 2022 and 2021 was as follows:

	Options Shares	Weighted Average Exercise Price	Option $
Outstanding as of December 31, 2020	2,037,119	$0.409	$832,909
Granted	915,524	1.00	915,524
Exercised	(14,666)	(1.00)	(14,666)
Forfeitures	(769,190)	1.00	(769,190)
Outstanding as of December 31, 2021	2,168,787	0.445	964,577
Granted	280,250	2.88	807,120
Forfeitures	(81,668)	(1.00)	(81,668)
Outstanding as of December 31, 2022	2,367,369	$0.714	$1,690,029

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life In Years	Weighted Average Exercise Price	Number Exerciseable	Weighted Average Exercise Price Exerciseable	Weighted Average Remaining Life In Years – Vested and Exercisable
$0.20	1,505,263	4.38	$0.20	1,505,263	$0.20	4.38
1.00	581,856	4.45	1.00	448,892	1.00	4.58
2.88	280,250	4.75	2.88	—	2.88	—
	2,367,369	4.44	$0.714	1,954,155	$0.384	4.42

The significant weighted-average assumptions relating to the valuation of the Company’s stock option grants for the year ended December 31, 2022 were as follows:

Assumptions	12/31/2022	12/31/2021
Estimated stock price	$2.88	$3.00
Exercise price	$2.88	$1.00
Dividend yield	0%	0%
Expected life	5 years	5 – 6 Years
Expected volatility	70%	75%
Risk free interest rate	4.06%	0.86% – 1.74%

There were stock incentive plan awards outstanding at December 31, 2022 totaling 2,367,369 shares with an aggregate intrinsic value of $5,127,994.

There were no SAR grants in 2022.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

9. Employee 401(k) Plan

The Company has a 401(k) plan for its employees. The plan provides for a 3.5% match on up to 6% of deferred salary. The Company expensed $198,534 and $170,404 of contributions during the years ended December 31, 2022 and 2021, respectively.

10. Related Party Transactions

In 2020, Victor Huang and Derek Xu, the Founders, officers and directors of the Company, borrowed $3,000,000 (“shareholder advances”) from Airship. As of December 31, 2022 and 2021, the Company was owed $1,100,000 by the Founders. Due to the lack of certainty over the payment of interest, the Company will record when received. The shareholders advances bear interest at 5% and during 2022 and 2021 no interest was paid. On February 28, 2023, the Founders transferred its interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd. To the Company.

During the years ended December 31, 2022 and 2021, Zeppelin received from the Company an additional $1,095,000 and $590,000 in cash advances to fund operations which commenced in 2021. These advances between the companies are eliminated in the consolidated balance sheet. As of December 31, 2022 and 2021, Zeppelin owes the Founders $1,100,000 for funds they have provided for the commencement of operations. These balances are not expected to be paid in the next year and are treated as long term liabilities.

Mr. Huang and Mr. Xu own all the Zeppelin membership units. When Zeppelin started, their intent was exploring the technology in-development and determining value for external customers by providing cloud based back-end products. After a period of time for Zeppelin’s development it became apparent these efforts would be of value and accretive to the Company. In 2022, the Company began utilizing research and development personnel to further develop the Company’s products.

The Company sold a vehicle to a founder on March 30, 2021 for a promissory note in the amount of $80,000. The note has a simple interest rate of 4%, compounded annually, computed daily based on a 360-day year with principal and interest due in March 2023. Interest payments are due annually. The promissory note and interest of $84,844 was repaid during the year ended December 31, 2022.

A condominium in Juanita Beach, Washington was sold to a founder on May 5, 2021 for a secured promissory note in the amount of $750,000. The note has interest of 4% per annum, computed on the diminishing principal balance. Interest commenced on the closing with the first payment due on the first of each month after closing. The note is to be paid in full on or before 24 months from the date of the note. Interest payments are due annually. The promissory note and interest of $794,917 was repaid during the year ended December 31, 2022.

The Company sold the vehicle and the condominium to the founders and recorded a loss of $31,721 on the date of the sale. The Company recorded notes receivable-related parties of $830,000 and accrued interest at 4% of $24,585 as of December 31, 2021. The Company had previously acquired these assets for which the founders were using for a combination of business and personal use.

Advances

During the year ended December 31, 2022, Mr. Huang and Mr. Xu advanced the Company $1,900,000 and were repaid $1,300.000, with $600,000 recorded as advances from founders as of December 31, 2022.

11. Commitments, Contingencies and Legal Proceedings

Legal Proceedings

The Company may from time to time become a party to various legal proceedings arising in the ordinary course of our business. The Company is currently not a party to any pending legal proceeding that is not ordinary routine litigation incidental to our business.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

11. Commitments, Contingencies and Legal Proceedings (cont.)

Properties and Operating Leases-Right of Use Asset and Lease Liability

On May 1, 2019, the Company leased 31,765 square feet for its executive offices in Redmond, Washington. The Company’s net monthly payment is $44,440. The monthly payment increases approximately 3% each year and the lease expires on April 30, 2024. The Company has two five-year renewal options.

On January 1, 2021, the Company leased offices located in Moorestown, North Carolina. The Company leases 3,621 square feet and the net monthly payment is $4,828. The monthly payment increases approximately 3%-6% annually thereafter. The lease expires on February 28, 2024 and can be extended for one three-year term.

Lease agreements are evaluated to determine whether an arrangement is or contains a lease in accordance with ASC 842, Leases. Right of use lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The incremental borrowing taking into consideration the Company’s credit quality and borrowing rate for similar assets is used in determining the present value of future payments. Lease expense is recorded as general and administrative expenses on the Company’s consolidated statements of operations. The Company adopted ASC 842 effective January 1, 2022 and the adoption did not have any impact on previously reported stockholders’ deficit.

The Company has entered into operating leases for office and development facilities which range from two to three years and include options to renew. The Company determines whether an arrangement is or contains a lease based upon the unique facts and circumstances at the inception of the lease. Operating lease liabilities and their corresponding right-of-use asses are recorded based upon the present value of the lease payments over the expected lease term. As of December 31, 2022 and January 1, 2022, total operating lease liabilities for remaining long term leases was approximately $832,140 and $1,392,575 respectively. Right of use assets totaled approximately $804,338 and $1,321,570 at December 31, 2022 and January 1, 2022, respectively. In the years ended December 31, 2022 and 2021, the Company recognized $649,655 and $ 820,411, respectively in total lease costs for the leases. Because the rate implicit in each lease is not readily determinable, the Company uses its estimated incremental borrowing rate to determine the present value of the lease payments.

The weighted average remaining lease term for the operating leases was 15 months at December 31, 2022 and the weighted average discount rate was 7%.

The minimum future lease payments as of December 31, 2022 are as follows:

Years Ended December 31,	$
2023	$657,807
2024	210,935
Total remaining payments	868,742
Less Imputed Interest	(36,602)
Total lease liability	832,140
Less current portion of operating lease liability	(628,371)
Operating lease liability, net of current portion	$203,769

12. Income Taxes and Employee Retention Tax Credits

The Company’s provision for income tax for 2022 and 2021 excludes the results of operation for Zeppelin which is accounted for as VIE but for which the Company has no legal ownership and is thus not included in Company tax filings. Zeppelin is structured as a limited liability corporation with the profits and losses flowing directly to the owners who are responsible for any taxes. For the years ended December 31, 2022 and 2021, Zeppelin incurred losses of approximately $1,254,000 and $917,000, respectively.

The Company is subject to possible tax examination for the years 2014 through 2022.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

12. Income Taxes and Employee Retention Tax Credits (cont.)

For the years ended December 31, 2022 and 2021, the Company’s effective tax rate differs from the federal statutory rate principally due to research and development credit carry-forward, research and experimental expenditures, deferred revenue and certain items such loan forgiveness, tax credits and stock-based compensation expense being excluded from the determination of taxable income (loss).

The components of the provision for income taxes for the years ended December 31, 2022 and 2021 consisted of the following:

	2022	2021
Current:
Federal	$10,000	$—
State	—	—
Total current provision	10,000	—

Deferred:
Federal	—	—
State	—	—
Total deferred income taxes	—	—
Total provision for income taxes	$10,000	$—

The components of deferred tax assets, net as of December 31, 2022 and 2021 consisted of the following:

	2022	2021
Deferred tax asset:
Research and development credit, net	$1,286,195	$1,223,754
Deferred revenue	1,112,003	1,244,382
Capitalized research and development costs	620,791	—
Net operating loss carry-forward	318,302	746,250
Capital loss carry-forward	52,560	52,560
Property and equipment and other	29,971	24,928
Total	3,419,822	3,291,874
Valuation allowance	(3,419,822)	(3,291,874)
Deferred tax, net	$—	$—

A reconciliation of the United States Federal Statutory rate to the Company’s effective tax rate (benefit) for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Federal statutory tax rate	21%	21%
R&D credit, net impact	30%	3%
Nontaxable variable interest loss	(53)%	(4)%
Nondeductible stock compensation	(23)%	(4)%
Nontaxable PPP loan forgiveness	48%	4%
Nontaxable ERTC credits	51%	0%
True up prior year valuation allowance	(50)%	1%
Change in valuation allowance	(26)%	(21)%
Effective tax rate	(2)%	0%

The Company evaluates uncertain tax positions using the “more likely than not” threshold (i.e., a likelihood of occurrence greater than fifty percent). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are classified as a gross unrecognized tax

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

12. Income Taxes and Employee Retention Tax Credits (cont.)

benefit until they meet the more likely than not standard or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. De-recognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained. As of December 31, 2022, the unrecognized tax benefit totals approximately $227,000 which was an increase of approximately $11,000 from the beginning of the year. As of December 31, 2021, the unrecognized tax benefit totals approximately $216,000 which was an increase of approximately $53,000 from the beginning of the year. If the unrecognized benefit were recognized it would have minimal impact on the effective tax rate given the full valuation allowance on the deferred tax asset.

Only the portion of the unrecognized tax benefit that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statute of limitations) or are not expected to be paid within one year are not classified as current. The Company has no recorded liabilities at December 31, 2022 and 20221 for unrecognized tax benefits It is the Company’s policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period. Valuation allowances are established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assesses the realizability of its deferred tax assets and the need for a valuation allowance based on all positive and negative evidence.

The Company has significant deferred tax assets as a result of temporary differences between the taxable income on our tax returns and GAAP income, R&D tax credit carry forwards. A deferred tax asset generally represents future tax benefits to be received when temporary differences previously reported in our consolidated financial statements become deductible for income tax purposes, or when tax credit carry forwards are utilized on our tax returns. The Company assesses the realizability of our deferred tax assets and the need for a valuation allowance based on the guidance provided in current financial accounting standards.

Significant judgment is required in determining the realizability of our deferred tax assets. The assessment of whether valuation allowances are required considers, among other matters, the nature, frequency and severity of any current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with loss carry forwards not expiring unused and tax planning alternatives. In analyzing the need for valuation allowances, the Company first considered our history of cumulative operating results for income tax purposes over the past three years in each of the tax jurisdictions in which we operate, our financial performance in recent quarters, statutory carry forward periods and tax planning alternatives. In addition, the Company considered both its near-term and long-term financial outlook. After considering all available evidence (both positive and negative), the Company concluded that recognition of a valuation allowance for all of its deferred tax assets was required at December 31, 2022 and 2021. The valuation allowance increased by approximately $128,000 and $1,113,000 in 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company has a federal net operating loss carryover totaling approximately $1,500,000 and $2,700,000 after the 2021 tax return was amended. R&D tax credit carryovers total approximately $1,513,000 and $1,440,000, respectively, and begin to expire in 2036. Utilization of net operating losses can be limited if it is determined that a change of control has occurred.

Employee Retention Tax Credits

The CARES Act allowed eligible employers to claim employee retention tax credits (“ERTC”) for qualified wages paid after March 12, 2020 and before January 1, 2021. The ERTC was extended to June 30, 2021 under the passage of the Taxpayer Certainty and Disaster Relief Act of 2020 (“ACT”) which was signed into law on December 27, 2020. We qualified for credits under the provisions of the CARES Act for the entire period subsequent to March 12, 2020 through January 1, 2021 and for the entire period subsequent to January 1, 2021 through June 30, 2021.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

12. Income Taxes and Employee Retention Tax Credits (cont.)

On September 8, 2021, the Company applied for ERTC credits for qualifying 2020 wages. The Company filed amended payroll tax returns to claim the credit it believed it was entitled to, $99,132 and $190,983, respectively On April 4, 2022, the Company received $99,826 and $192,793, including interest.

The Company accounted for this in the year they believed collectability was assured. Considering the length of time after year-end and the lack of certainty over the government’s handling of ERTC claims, the Company deemed it appropriate and conservative to not record this transaction in the year ended December 31, 2021 but rather in 2022 when the cash received.

On May 25, 2022, the Company applied for ERTC credits for qualifying 2021 wages. The Company filed amended payroll tax returns to claim the credit it believed it was entitled to, $461,043 and $459,614, respectively. The Company received two refunds in January 2023 for $468,880 and $470,970, including interest. The Company recorded the amounts in payroll tax receivable as of December 31, 2022.

13. Subsequent Events

The Company evaluated subsequent events, for the purpose of adjustment or disclosure up through September 11, 2023, the date the consolidated financial statements were available to be issued. Subsequent to December 31, 2022, there were the following material transactions that require disclosure:

Advances

Since December 31, 2022, Mr. Huang and Mr. Xu advanced the Company $1,150,000 and were repaid $200,000.

Transfer of Founders Interest in Zeppelin Worldwide, LLC

On February 28, 2023, the Founders transferred its interest in Zeppelin Worldwide, LLC and its subsidiary, Zeppelin Taiwan, Ltd. to the Company.

Change of name to Airship AI Holdings, Inc.

On March 7, 2023, the Company changed its name to Airship AI Holdings, Inc.

Convertible Promissory Notes

On June 22, 2023, the Company entered into a Senior Secured convertible Promissory Note with Platinum Capital Partners Inc. The Company received $2 million. As a condition of funding, the Company paid off three small notes and accounts payable totaling $374,000. The promissory note is due and payable in June 2024 and requires principal payments of $2.2 million plus accrued interest at 6% upon maturity in June 2024. The holder of the note has the option to convert to common stock of the Company. Upon the completion of the merger with BYTE, the note is convertible into common shares of the common at the lower of $6.50 or 65% of the average price of stock trades over the past five days with a floor conversion price of $4. In connection with the convertible note transaction, the Company issued warrants to purchase 30,201 shares of common stock with an exercise price of $6.50 upon the conclusion of the BYTE merger.

Business Combination with BYTE Acquisition Corp. (“BYTE”)

On March 10, 2023, BYTE issued a press release announcing that it has entered into a non-binding letter of intent for a business combination with Airship AI Holdings, Inc. Airship AI, a robust AI-driven edge video, sensor and data management platform for government agencies and enterprises that gathers unstructured data from surveillance cameras and sensors, applies artificial intelligence (“AI”) analytics, and provides visualization tools to improve decision making in mission critical environments. Under the terms of the LOI, BYTE and Airship AI would become a combined entity, with Airship AI’s existing equity holders rolling 100% of their equity into the combined public company.

Airship AI Holdings, Inc.

Notes to Consolidated Financial Statements

13. Subsequent Events (cont.)

On June 27, 2023, BYTE Acquisition Corp. (“BYTS” or “Parent”), a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing Date, entered into a merger agreement, by and among BYTS, BYTE Merger Sub Inc., a Washington corporation and a direct, wholly owned subsidiary of BYTS (“Merger Sub”), and Airship AI Holdings, Inc., a Washington corporation (“Airship AI” or the “Company”) (as it may be amended and/or restated from time to time, the “Merger Agreement”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the Domestication to a Delaware corporation, the Merger Sub will merge with and into Airship AI (the “Merger”), after which Airship AI will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of BYTS. The transactions contemplated by the Merger Agreement together with the other related agreements are referred to herein as the “Business Combination.” The time of the closing of the Business Combination is referred to herein as the “Closing.” The date of the Closing is referred to herein as the “Closing Date.” In connection with the Business Combination, BYTS will be renamed “Airship AI Holdings, Inc.” (“Airship Pubco”). The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Washington or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger.

Pursuant to the Business Combination Agreement, BYTE will acquire Airship AI for a pre-money equity value of $225 million. In connection with the transaction, BYTE will issue 22.5 million newly issued shares to current shareholders of Airship AI. Equity holders of Airship AI as of the date of the business combination agreement may also receive the contingent right to receive up to 5 million additional shares, subject to Airship AI’s achievement of performance milestones. BYTE has executed non-redemption agreements totaling $7 million. The Company is expected to receive $2 million net of merger transaction expenses from the non-redemption agreements.

Annex A-1

Execution Version

MERGER AGREEMENT

dated

June 27, 2023

by and among

Airship AI Holdings, Inc.,

BYTE Acquisition Corp.

and

BYTE Merger Sub, Inc.

Annex A Page Nos.
ARTICLE I DEFINITIONS		A-1-2

1.1	Definitions	A-1-2
1.2	Construction	A-1-14

ARTICLE II THE DOMESTICATION AND THE MERGER		A-1-15

2.1	Domestication	A-1-15
2.2	Merger	A-1-15
2.3	Merger Effective Time	A-1-15
2.4	Effect of the Merger	A-1-16
2.5	U.S. Tax Treatment	A-1-16
2.6	Company Articles; Company Bylaws	A-1-16
2.7	Closing	A-1-17
2.8	Directors and Officers of Surviving Corporation	A-1-17
2.9	Directors and Officers of Parent	A-1-17
2.10	Taking of Necessary Action; Further Action	A-1-17
2.11	No Further Ownership Rights in Company Common Stock	A-1-17

ARTICLE III EFFECT OF THE MERGER		A-1-17

3.1	Effect of the Merger on Company Common Stock	A-1-17
3.2	Treatment of Company Options, Company SARs and Company Warrants	A-1-18
3.3	Dissenting Shares	A-1-19
3.4	Surrender and Payment	A-1-19
3.5	Consideration Spreadsheet	A-1-19
3.6	Adjustment	A-1-20
3.7	Earnout	A-1-20
3.8	No Fractional Shares	A-1-22
3.9	Withholding	A-1-22

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-1-23

4.1	Corporate Existence and Power	A-1-23
4.2	Authorization	A-1-23
4.3	Governmental Authorization	A-1-24
4.4	Non-Contravention	A-1-24
4.5	Capitalization	A-1-24
4.6	Subsidiaries	A-1-25
4.7	Corporate Records	A-1-25
4.8	Consents	A-1-25
4.9	Financial Statements	A-1-25
4.10	Internal Accounting Controls	A-1-26
4.11	Absence of Certain Changes	A-1-26
4.12	Properties; Title to the Company Group’s Assets	A-1-26
4.13	Litigation	A-1-26
4.14	Contracts	A-1-26
4.15	Licenses and Permits	A-1-28
4.16	Compliance with Laws	A-1-29
4.17	Intellectual Property	A-1-29
4.18	Employees; Employment Matters	A-1-33

Annex A-1-i

Annex A Page Nos.
4.19	Withholding	A-1-34
4.20	Employee Benefits	A-1-34
4.21	Real Property	A-1-35
4.22	Tax Matters	A-1-36
4.23	Environmental Laws	A-1-37
4.24	Finders’ Fees	A-1-37
4.25	Directors and Officers	A-1-37
4.26	Certain Business Practices	A-1-37
4.27	Insurance	A-1-38
4.28	Related Party Transactions	A-1-38
4.29	No Trading or Short Position	A-1-38
4.30	Not an Investment Company	A-1-38
4.31	Exchange Act	A-1-38
4.32	Top Customers and Top Suppliers	A-1-38

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-1-39

5.1	Corporate Existence and Power	A-1-39
5.2	Merger Sub	A-1-39
5.3	Corporate Authorization	A-1-39
5.4	Governmental Authorization	A-1-40
5.5	Non-Contravention	A-1-40
5.6	Finders’ Fees	A-1-40
5.7	Issuance of Shares	A-1-40
5.8	Capitalization	A-1-40
5.9	Information Supplied	A-1-41
5.10	Trust Fund	A-1-41
5.11	Listing	A-1-41
5.12	Board Approval	A-1-42
5.13	Parent SEC Documents and Financial Statements	A-1-42
5.14	Certain Business Practices	A-1-43
5.15	Anti-Money Laundering Laws	A-1-43
5.16	Affiliate Transactions	A-1-43
5.17	Litigation	A-1-43
5.18	Expenses, Indebtedness and Other Liabilities	A-1-43
5.19	Brokers and Other Advisors	A-1-43
5.20	Tax Matters	A-1-43
5.21	Not an Investment Company	A-1-44

ARTICLE VI COVENANTS OF THE PARTIES PENDING CLOSING		A-1-44

6.1	Conduct of the Business	A-1-44
6.2	Exclusivity	A-1-47
6.3	Access to Information	A-1-48
6.4	Notices of Certain Events	A-1-48
6.5	Registration Statement/Proxy Statement; Other Filings	A-1-48
6.6	Trust Account	A-1-51
6.7	Obligations of Merger Sub	A-1-51
6.8	Joinders to Parent Support Agreement	A-1-51
6.9	PIPE Financing	A-1-51
6.10	Non-Redemption Agreements	A-1-51

Annex A-1-ii

Annex A Page Nos.
ARTICLE VII COVENANTS OF THE COMPANY		A-1-51

7.1	Reporting; Compliance with Laws; No Insider Trading	A-1-51
7.2	Company’s Shareholders Approval	A-1-52
7.3	Additional Financial Information	A-1-52

ARTICLE VIII COVENANTS OF ALL PARTIES HERETO		A-1-53

8.1	Reasonable Best Efforts; Further Assurances	A-1-53
8.2	Compliance with SPAC Agreements	A-1-54
8.3	Confidentiality	A-1-54
8.4	Directors’ and Officers’ Indemnification and Liability Insurance	A-1-54
8.5	Parent Public Filings; Nasdaq	A-1-54
8.6	Certain Tax Matters	A-1-55
8.7	Parent Equity Incentive Plan	A-1-55
8.8	Extension of Time to Consummate a Business Combination	A-1-55
8.9	Section 16 Matters	A-1-56
8.10	Surrender of Parent Class B Ordinary Share	A-1-56

ARTICLE IX CONDITIONS TO CLOSING		A-1-57

9.1	Condition to the Obligations of the Parties	A-1-57
9.2	Conditions to Obligations of Parent and Merger Sub	A-1-57
9.3	Conditions to Obligations of the Company	A-1-58

ARTICLE X TERMINATION		A-1-59

10.1	Termination Without Default	A-1-59
10.2	Termination Upon Default	A-1-60
10.3	Effect of Termination	A-1-60

ARTICLE XI MISCELLANEOUS		A-1-61

11.1	Notices	A-1-61
11.2	Amendments; No Waivers; Remedies	A-1-61
11.3	Arm’s Length Bargaining; No Presumption Against Drafter	A-1-62
11.4	Publicity	A-1-62
11.5	Expenses	A-1-62
11.6	No Assignment or Delegation	A-1-62
11.7	Governing Law	A-1-62
11.8	Counterparts; Electronic Signatures	A-1-62
11.9	Entire Agreement	A-1-62
11.10	Severability	A-1-63
11.11	Further Assurances	A-1-63
11.12	Third Party Beneficiaries	A-1-63
11.13	Waiver	A-1-63
11.14	No Other Representations; No Reliance	A-1-63
11.15	Waiver of Jury Trial	A-1-65
11.16	Submission to Jurisdiction	A-1-65
11.17	Attorneys’ Fees	A-1-65
11.18	Remedies	A-1-65
11.19	Non-Recourse	A-1-66
11.20	Conflicts and Privilege.	A-1-66

Annex A-1-iii

Annex A Page Nos.
Exhibit A	—	Form of Parent Certificate of Incorporation	A-1-68
Exhibit B	—	Form of Parent Bylaws	A-1-69
Exhibit C	—	Form of Company Support Agreement	A-1-70
Exhibit D	—	Form of Parent Support Agreement	A-1-71
Exhibit E	—	Form of Amended and Restated Registration Rights Agreement	A-1-72
Exhibit F	—	Form of Parent Equity Incentive Plan	A-1-73
Exhibit G-1	—	Form of Non-Redemption Agreement	A-1-74
Exhibit G-2	—	Form of Non-Redemption Agreement	A-1-81
Annex A-1-iv

MERGER AGREEMENT

MERGER AGREEMENT dated as of June 27, 2023 (this “Agreement”), by and among Airship AI Holdings, Inc., a Washington corporation (the “Company”), BYTE Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Parent”), and BYTE Merger Sub, Inc., a Washington corporation (“Merger Sub”).

W I T N E S E T H:

A. The Company is in the business of providing Artificial Intelligence technology and enterprise software that enable government and commercial customers to manage all their video, data, sensor and physical security assets (the “Business”);

B. Parent is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, and Merger Sub is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the Merger (as defined below);

C. On the day that is at least one Business Day prior to the Effective Time (as defined below) and subject to the conditions of this Agreement, Parent shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Parent’s organizational documents, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”);

D. Concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit A hereto (the “Parent Certificate of Incorporation”) and adopt bylaws substantially in the form attached as Exhibit B (the “Parent Bylaws”) in each case, with such changes as may be agreed in writing by Parent and the Company;

E. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Washington Business Corporation Act, as amended (the “WBCA”), (i) Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent; (ii) contemporaneous with the Merger, the Surviving Corporation will change its name to “Airship AI, Inc.”; and (iii) Parent will change its name to “Airship AI Holdings, Inc.”;

F. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, certain Company Shareholders are entering into and delivering the Company Support Agreement, substantially in the form attached hereto as Exhibit C (the “Company Support Agreement”), pursuant to which each such Company Shareholder has agreed to vote in favor of this Agreement and the Merger and the other transactions contemplated hereby;

G. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Sponsor and certain other shareholders of Parent are entering into and delivering the Parent Support Agreement, substantially in the form attached hereto as Exhibit D (the “Parent Support Agreement”), pursuant to which the Sponsor and each such Parent shareholder have agreed (i) not to transfer or redeem any Parent Common Shares held by such Parent shareholder, and (ii) to vote in favor of this Agreement and the Merger and the other transactions contemplated hereby at the Parent Shareholder Meeting;

H. Each of the parties hereto intends that, for United States federal and applicable state income tax purposes, (i) the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), and (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent, Merger Sub, and the Company are to be parties under Section 368(b) of the Code (the “Merger Intended Tax Treatment” and, together with the Domestication Intended Tax Treatment, the “Intended Tax Treatment”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Domestication and the Merger; and

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I. The Boards of Directors of each of the Company, Parent and Merger Sub have unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements to which they are or will be party, including the Merger, and the performance of their respective obligations hereunder or thereunder, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, them and their respective shareholders, (iii) resolved to recommend that their respective shareholders approve the Merger and such other transactions contemplated hereby and adopt this Agreement and the Ancillary Agreements to which they are or will be a party and the performance of such party of their obligations hereunder and thereunder and (iv) in the case of Parent, resolved to recommend that its shareholders approve each of the Parent Proposals.

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions.

“Action” means any legal action, litigation, suit, claim, hearing, proceeding or investigation by or before any Authority.

“Additional Parent SEC Documents” has the meaning set forth in Section 5.13(a).

“Adjournment Proposal” has the meaning set forth in Section 6.5(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person, whether through one or more intermediaries or otherwise.

“Aggregate Fully Diluted Company Common Stock” means the sum, without duplication, of (a) all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of shares of Company Common Stock issuable upon full exercise of all Earnout Warrants outstanding as of immediately prior to the Effective Time; plus (c) the aggregate number of shares of Company Common Stock issuable upon full exercise of all Company Options (whether vested or unvested) outstanding as of immediately prior to the Effective Time; plus (d) the aggregate number of Company SARs (whether vested or unvested) outstanding as of immediately prior to the Effective Time.

“Aggregate Merger Consideration” means a number of Parent Common Shares equal to the quotient obtained by dividing (a) the Base Purchase Price, by (b) US$10.00.

“Agreement” has the meaning set forth in the preamble.

“AI/ML” means any and all deep learning, machine learning, and other artificial intelligence technologies, including any and all (i) algorithms, heuristics, models, and methodologies, whether in source code, object code, human readable form or other form, (ii) proprietary algorithms, software or other IT Systems that make use of or employ expert systems, natural language processing, computer vision, automated speech recognition, automated planning and scheduling, neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning, and (iii) proprietary embodied artificial intelligence and related hardware or equipment.

“Airship Group” has the meaning set forth in Section 11.20(b).

“Alternate Exchange” means The Nasdaq Global Market, The Nasdaq Global Select Market, NYSE, NYSE American, or any successor thereto.

“Alternative Proposal” has the meaning set forth in Section 6.2(b).

“Alternative Transaction” has the meaning set forth in Section 6.2(a).

“Ancillary Agreements” means the Company Support Agreement, the Parent Support Agreement, the Registration Rights Agreement and the Earnout Escrow Agreement.

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“Annual Financial Statements” has the meaning set forth in Section 4.9(a).

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.26(a).

“Applicable Earnout Period” means, as applicable, with respect to (i) the First Operating Performance Milestone, the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the first anniversary of the Closing Date, (ii) the Second Operating Performance Milestone, the period starting on the Closing Date and ending on the last day of the full calendar quarter immediately following the third anniversary of the Closing Date, and (iii) the First Share Price Performance Milestone and the Second Share Price Performance Milestone, the period starting on the Closing Date and ending on the fifth anniversary of the Closing Date.

“Articles of Merger” has the meaning set forth in Section 2.3.

“Authority” means any federal, state, provincial, municipal, local, foreign, multinational or supra-national government, governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, authority, agency or instrumentality of such government, governmental authority, regulatory body or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority exercising executive, legislative, judicial, regulatory or administrative functions (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, arbitration panel, court, tribunal, mediator or similar judicial body of competent jurisdiction.

“Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2022.

“Balance Sheet Date” has the meaning set forth in Section 4.9(a).

“Base Purchase Price” means $225,000,000.

“Board Proposal” has the meaning set forth in Section 6.5(e).

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, liabilities, operations, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized or required by Law to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Byte Group” has the meaning set forth in Section 11.20(a).

“Cayman Companies Act” has the meaning set forth in the recitals to this Agreement.

“Cayman Registrar” has the meaning specified in Section 2.1(a).

“Certificate of Domestication” has the meaning set forth in Section 2.1(a).

“Change of Control” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring equity interests that represent more than 50% of the total voting power of Parent or (ii) a sale or disposition of all or substantially all of the assets of Parent and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of Parent (or any successor to Parent) immediately following the closing of such transaction (or series of related transactions) being

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beneficially owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the beneficial owners, respectively, of at least 50% of the equity interests of Parent (or any successor to Parent) immediately prior to such transaction (or series of related transactions).

“Closing” has the meaning set forth in Section 2.7.

“Closing Consideration Spreadsheet” has the meaning set forth in Section 3.5(a).

“Closing Date” has the meaning set forth in Section 2.7.

“COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company AI Products” means all products and services of the Company Group that employ or make use of any AI/ML technologies.

“Company Articles” means the Amended and Restated Articles of Incorporation of the Company as filed with the Secretary of State of the State of Washington on April 13, 2022, as amended and in effect on the date of this Agreement.

“Company Bylaws” means the Bylaws of the Company, as amended and as in effect on the date of this Agreement.

“Company Common Stock” means the common stock of the Company, no par value.

“Company Consent” has the meaning set forth in Section 4.8.

“Company Earnout Holders” means the holders of Company Common Stock (but excluding holders of Dissenting Shares), Company Options (whether vested or unvested), Earnout Warrants, and Company SARs (whether vested or unvested) as of immediately prior to the Effective Time.

“Company Exclusively Licensed IP” means any and all Company Licensed IP that is exclusively licensed to or purported to be exclusively licensed to the a member of the Company Group, and includes Registered Exclusively Licensed IP.

“Company Financial Statements” has the meaning set forth in Section 4.9(a).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.1 (Corporate Existence and Power), Section 4.2 (Authorization), Section 4.3 (Government Authorization), Section 4.4 (Non-Contravention), Section 4.5(a) (other than the last sentence of Section 4.5(a)) (Capitalization), Section 4.5(b) (Capitalization), Section 4.6 (Subsidiaries) and Section 4.24 (Finders’ Fees).

“Company Group” has the meaning set forth in Section 4.1.

“Company Information Systems” means any and all IT Systems that are owned, licensed, leased, used or held for use by or for a member of the Company Group.

“Company IP” means, collectively, any and all Company Owned IP and Company Licensed IP and includes any and all Intellectual Property set forth in Schedule 4.17(b).

“Company Licensed IP” means any and all Intellectual Property owned by a third Person and licensed to or purported to be licensed, in whole or in part, to a member of the Company Group or that a member of the Company Group otherwise has a right to use or purports to have a right to use.

“Company Option” means each option (whether vested or unvested) to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

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“Company Owned IP” means any and all Intellectual Property owned or purported to be owned, in whole or in part, by the Company Group, in each case, whether exclusively, jointly with another Person or otherwise, and includes all Registered Owned IP and Company Software.

“Company Revenue” means, for the Applicable Earnout Period, the revenues of the Company on a consolidated basis, calculated in accordance with U.S. GAAP and determined on a basis consistent with past practices.

“Company SAR” means each stock appreciation right (whether vested or unvested) granted, and that remains outstanding, under the Stock Appreciation Rights Plan.

“Company Securityholder” means each Person who holds Company Common Stock, Company Options and/or Company SARs.

“Company Shareholders” means, at any given time, the holders of Company Common Stock.

“Company Shareholder Approval” has the meaning set forth in Section 4.2(b).

“Company Shareholder Written Consent” has the meaning set forth in Section 7.2(b).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 7.2(b).

“Company Software” means any and all proprietary Software that is owned (or purported to be owned), in whole or in part, by the Company Group and includes all proprietary AI/ML.

“Company Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Company Warrant” means each warrant to purchase shares of Company Common Stock that is outstanding and unexercised (in whole or in part).

“Confidentiality Agreement” means the Reciprocal Non-Disclosure Agreement, dated as of March 1, 2023, by and between the Company and Parent.

“Contracts” means the Lease and all other contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, Permits, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company is a party or by which any of its respective properties or assets is bound.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings.

“Conversion Ratio” means the quotient obtained by dividing (a) the number of Parent Common Shares constituting the Aggregate Merger Consideration, by (b) the number of shares constituting the Aggregate Fully Diluted Company Common Stock.

“Converted SAR” has the meaning set forth in Section 3.2(b).

“Converted Stock Option” has the meaning set forth in Section 3.2(a).

“Converted Warrant” has the meaning set forth in Section 3.2(d).

“Copyleft Licenses” means all licenses of Publicly Available Software (including any Software licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, Eclipse Software License, or any other public source code license arrangement) or any similar license, or other Contracts to Software, in each case, that requires as a condition of use or in connection with any use, modification, reproduction, or distribution of any Software licensed thereunder (or any Company Software or other Company IP or other Software or technology that is used by, incorporated into or includes, relies on, is linked to or with, is derived from, or distributed with such Software) any of the following: (i) be disclosed, made available, distributed, offered or delivered in source code form or any information regarding such Company Software, Company IP or other Software or technology for no or minimal charge, (ii) be granted permission or licensed for creating modifications to or making derivative works of such Company Software, Company IP, or other Software or technology; (iii)be granted a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any third party under Intellectual

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Property rights (including patents) regarding such Company Software, Company IP, or other Software or technology (whether alone or in combination with other hardware or Software); or (iv) be imposed of restrictions on future patent licensing terms, or other abridgement or restriction of exercise or enforcement of any Intellectual Property rights through any means.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, governmental Order, Action, directive, guidelines or recommendations promulgated by any Authority that has jurisdiction over the Company, Parent or their Subsidiaries, as applicable, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“Data” means any and all data and collections of data, whether machine readable or otherwise.

“Data Protection Laws” means all applicable Laws in any applicable jurisdiction governing the Processing, privacy, security, or protection of Personal Information, and all regulations or guidance issued thereunder.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.3.

“Domain Names” has the meaning set forth in the definition of “Intellectual Property.”

“Domesticated Parent Warrant” has the meaning specified in Section 2.1(b).

“Domestication” has the meaning specified in the recitals to this Agreement.

“Domestication Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.

“Earnout Cap” has the meaning set forth in Section 3.7(b)(i).

“Earnout Escrow Agreement” has the meaning set forth in Section 3.7(c).

“Earnout Milestone” means, as applicable, (i) the First Operating Performance Milestone, (ii) the Second Operating Performance Milestone, (iii) the First Share Price Performance Milestone, and/or (iv) the Second Share Price Performance Milestone.

“Earnout Pro Rata Share” means, for each Company Earnout Holder, a percentage determined by the quotient of:

(a) the sum of (i) the total number of shares of Company Common Stock held by such Company Earnout Holder as of immediately prior to the Effective Time; plus (ii) the total number of shares of Company Common Stock issuable assuming full exercise of all Earnout Warrants that are held by such Company Earnout Holder as of immediately prior to the Effective Time plus (iii) the total number of shares of Company Common Stock issuable assuming full exercise of all Company Options that are held by such Company Earnout Holder as of immediately prior to the Effective Time; plus (iv) the total number of Company SARs held by such Company Earnout Holder as of immediately prior to the Effective Time; divided by

(b) the Aggregate Fully Diluted Company Common Stock.

“Earnout Shares” has the meaning set forth in Section 3.7(a).

“Earnout Warrant” means each warrant to purchase shares of Company Common Stock set forth on Schedule 1.1(a) hereto.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” has the meaning set forth in Section 4.2(a).

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“Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Incentive Plan” means the Company’s 2022 Combined Incentive and Non-Qualified Stock Option Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Matter” means any one or more of the following: (a) any change in general economic or political conditions; (b) conditions generally affecting the industries in which such Person or its Subsidiaries operates; (c) any changes in financial, banking or securities markets in general or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation thereof; (e) the taking of any action expressly required by this Agreement or any action taken by the Company at the written request of Parent or any action taken by Parent or Merger Sub at the written request of the Company; (f) any changes in applicable Laws (including any COVID-19 Measures) or accounting rules (including U.S. GAAP) or the interpretation thereof following the date of this Agreement; (g) the announcement or completion of the transactions contemplated by this Agreement; (h) any natural disaster, acts of God or epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures); or (i) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (a) through (d), clause (f) and clause (h) shall not apply to the extent that Parent and Merger Sub, taken as a whole, on the one hand, or the Company, taken as a whole, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate.

“First Operating Performance Milestone” has the meaning set forth in Section 3.7(a)(i)(A).

“First Share Price Performance Milestone” has the meaning set forth in Section 3.7(a)(i)(C).

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practices), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the

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obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person of the Indebtedness of another Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any obligations of the Company Group pursuant to the U.S. Small Business Administration Paycheck Protection Program, (j) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, and (k) any agreement to incur any of the same.

“Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.

“Intellectual Property” means any and all of the worldwide intellectual property rights and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) discoveries, inventions, ideas, technology, trade secrets, and Software, in each case whether or not patentable or copyrightable (including proprietary or confidential information, systems, methods, processes, procedures, practices, algorithms, formulae, techniques, knowledge, results, protocols, models, designs, drawings, specifications, materials, technical data or information, know-how, research, methodologies, customer lists, business plans, databases, collections of data, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) (collectively, “Trade Secrets”); (b) trade names, trademarks, service marks, trade dress, product configurations, other indications of origin, registrations thereof or applications for registration therefor, together with the goodwill associated with the foregoing (collectively, “Trademarks”); (c) patents, patent applications, invention disclosures, utility models, industrial designs, supplementary protection certificates, and certificates of inventions, including all re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, substitutions, counterparts, and validations thereof (collectively, “Patents”); (d) works of authorship, copyrights, copyrightable materials, copyright registrations and applications for copyright registration including rights in Software (collectively, “Copyrights”); (e) domain names and URLs (collectively, “Domain Names”), (f) rights of privacy and publicity and in social media accounts, and (g) other intellectual property, and (h) all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto.

“IP Contracts” means, collectively, any and all Contracts pursuant to which a member of the Company Group is a party or by which any of its properties or assets are bound (including any settlement, coexistence, co-existence, covenant not to sue or other agreement), in any case under (a) which a member of the Company Group (i) is granted any assignment, license, sublicense, immunity, covenant not to assert or other right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person that is material to a member of the Company Group or the conduct of the Business, (ii) grants any assignment, license, sublicense, immunity, covenant not to assert or other right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Company Owned IP that is material to a member of the Company Group or the conduct of the Business or (iii) is restricted in its right to enforce, use, or otherwise exploitation any Company IP has entered into an agreement not to assert or sue with respect to any Intellectual Property that is material to the Company Group or the conduct of the Business or (b) any Intellectual Property that is material to the Company Group or the conduct of the Business has been created or developed for a member of the Company Group.

“IPO” means the initial public offering of Parent pursuant to the Prospectus.

“IRS” means the United States Internal Revenue Service.

“Issuance Proposal” has the meaning set forth in Section 6.5(e).

“IT Systems” means any and all Software, information technology and systems, computers, servers, networks, workstations, routers, hubs, switches, data communication lines, interfaces, platforms, databases, websites, computer hardware and all other information technology rights, assets, or equipment used to process, store, generate, analyze, maintain and operate data or information, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“Key Employee” means the individuals listed on Schedule 1.1(b).

“Knowledge of the Company” or “to the Company’s Knowledge” means the actual knowledge after reasonable inquiry of the individuals listed on Schedule 1.1(c).

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“Knowledge of Parent” or “to Parent’s Knowledge” means the actual knowledge after reasonable inquiry of the Chief Executive Officer and Chief Financial Officer of Parent as of the date hereof.

“Law” means any domestic or foreign, supranational, national, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

“Leases” means, collectively, the leases, subleases, space sharing, licenses or other occupancy agreements described on Schedule 1.1(d) attached hereto, together with all amendments thereto and guarantees thereof, which Schedule includes the parties to such documents and the address for each Real Property subject thereto.

“Loeb” has the meaning set forth in Section 11.20(b).

“Lien” means, with respect to any property or asset, any mortgage, lien, license, deed of trust, pledge, charge, claim, security interest or encumbrance of any kind in respect of such property or asset, any option, right of first offer or right of first refusal in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“LTIP Proposal” has the meaning set forth in Section 6.5(e).

“Material Adverse Effect” means any fact, effect, event, development, change, state of facts, condition, circumstance, or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company Group, on the one hand, or on Parent and Merger Sub, on the other hand, taken as a whole; or (ii) prevents or materially delays or would reasonably be expected to prevent or materially delay the ability of the Company Securityholders and the Company, on the one hand, or on Parent and Merger Sub, on the other hand to consummate the Merger; provided, however, that, solely in the case of the foregoing clause (i), a Material Adverse Effect shall not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.

“Material Contracts” has the meaning set forth in Section 4.14(a). “Material Contracts” shall not include any Contracts that are also Plans.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 5.8(b).

“Nasdaq” means The Nasdaq Capital Market.

“Non-Redemption Agreement” has the meaning set forth in Section 6.10.

“Non-Redemption Agreement End Date” has the meaning set forth in Section 6.10.

“Non-U.S. Plans” has the meaning set forth in Section 4.20(j).

“Offer Documents” has the meaning set forth in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws, other than the Registration Statement and the other Offer Documents.

“Outside Closing Date” has the meaning set forth in Section 10.1(a).

“Parent” has the meaning set forth in the preamble.

“Parent Articles” means the Amended and Restated Memorandum and Articles of Association of Parent, adopted by special resolution dated March 18, 2021 and effective on March 18, 2021, as amended.

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“Parent Board Recommendation” has the meaning set forth in Section 5.12(a).

“Parent Bylaws” has the meaning set forth in the recitals to this Agreement.

“Parent Cash” shall mean, as of the date or time of determination: (a) all amounts in the Trust Account following payment of the Parent Redemption Amount; plus (b) the amount of any PIPE Financing (as such amounts are finally delivered to Parent at or prior to the Closing by investors in the PIPE Financing).

“Parent Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.

“Parent Class A Ordinary Shares” means prior to the Domestication, the Class A ordinary shares, par value $0.0001 per share, of Parent.

“Parent Class B Ordinary Share” means prior to the Domestication, the sole outstanding Class B ordinary share, par value $0.0001 per share, of Parent.

“Parent Common Share” means (a) prior to the Domestication, a Parent Class A Ordinary Share or Parent Class B Ordinary Share, and (b) from and following the Domestication, a share of common stock, par value $0.0001 per share, of Parent.

“Parent Equity Incentive Plan” has the meaning set forth in Section 8.7.

“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Documents and any amendments to such financial statements.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.1 (Corporate Existence and Power), Section 5.3 (Corporate Authorization), Section 5.4 (Governmental Authorization), Section 5.5 (Non-Contravention), Section 5.6 (Finders’ Fees), Section 5.7 (Issuance of Shares), and Section 5.8 (Capitalization).

“Parent Minimum Cash” shall mean an amount equal to seven million dollars ($7,000,000).

“Parent Parties” has the meaning set forth in ARTICLE V.

“Parent Private Warrant” means a warrant to purchase one (1) Parent Class A Ordinary Share at an exercise price of $11.50 per share that was included in the Parent Units sold to the Sponsor in a private placement at the time of the consummation of the IPO.

“Parent Proposals” has the meaning set forth in Section 6.5(e).

“Parent Public Warrant” means a warrant to purchase one (1) Parent Class A Ordinary Share at an exercise price of $11.50 per share that was included in the Parent Units sold in the IPO.

“Parent Redemption Amount” has the meaning set forth in Section 6.6.

“Parent SEC Documents” has the meaning set forth in Section 5.13(a).

“Parent Shareholder Approval” means the requisite approval under the Parent Articles, the Cayman Companies Act or any other applicable Law, by holders of Parent Common Shares of this Agreement, the Merger and the Domestication.

“Parent Shareholder Meeting” has the meaning set forth in Section 6.5(a).

“Parent Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Parent Unit” means each unit of Parent consisting of one Parent Class A Ordinary Share and one-half of one Parent Warrant, which units were sold in the IPO and in a private placement at the time of the consummation of the IPO.

“Parent Warrant” shall mean each Parent Private Warrant and Parent Public Warrant.

“Parent Warrant Agreement” means the Warrant Agreement, dated as of March 18, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent.

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“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Per Share Merger Consideration” means an amount equal to the product obtained by multiplying (i) the Conversion Ratio by (ii) $10.00.

“Permit” means each license, franchise, permit, order, approval, consent or other similar authorization required to be obtained and maintained by the Company under applicable Law to carry out or otherwise affecting, or relating in any way to, the Business.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practices for amounts (i) that are not delinquent, and (ii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) liens for Taxes (i) not yet due and delinquent or (ii) which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Financial Statements in accordance with U.S. GAAP); and (d) the Liens set forth on Schedule 1.1(e).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust, Authority or other entity or organization of any other kind.

“Personal Information” means any data or information regarding or capable of being associated with an identifiable natural person or device, or that otherwise constitutes personal data, personal health information, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law.

“PIPE Financing” has the meaning set forth in Section 6.9.

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change of control, or similar payment), consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by a member of the Company Group, or under which a member of the Company Group has any current or potential liability, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Authority.

“Plan of Reorganization” has the meaning set forth in the recitals to this Agreement.

“Privacy Policy” has the meaning set forth in Section 4.17(k).

“Process,” “Processed” or “Processing” means any operation or set of operations performed upon Personal Information or sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure, dissemination, or otherwise making available, alignment or combination, restriction, securing, erasure, or destruction.

“Prospectus” means the final IPO prospectus of Parent, dated March 18, 2021.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“Publicly Available Software” means each of any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, “copyleft,” open source software (e.g. Linux), or under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or substantially similar licensing and distribution models, including but not limited to any of the following: (A) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D)

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the Netscape Public License, (E) the Sun Community Source License (SCSL), (F) the Sun Industry Source License (SISL) and (G) the Apache Server License, including for the avoidance of doubt all Software licensed under a Copyleft License.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registered Exclusively Licensed IP” means any and all Company Exclusively Licensed IP that is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registered IP” means collectively, any and all Registered Owned IP and Registered Exclusively Licensed IP.

“Registered Owned IP” means any and all Intellectual Property constituting Company Owned IP or filed in the name of the Company, that in each instance is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registration Rights Agreement” means the amended and restated registration rights agreement, in substantially the form attached hereto as Exhibit E, which shall be effective as of the Closing.

“Registration Statement” has the meaning set forth in Section 6.5(a).

“Representatives” of a Person means the officers, directors, Affiliates, members, partners, managers, attorneys, accountants, consultants, employees, representatives and agents of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Scraped Dataset” means any data or database or collection of data used to train, teach, or improve any AI/ML and that was collected or generated using web scraping, web crawling, or web harvesting Software or any Software, IT System, or technology that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Operating Performance Milestone” has the meaning set forth in Section 3.7(a)(i)(B).

“Second Share Price Performance Milestone” has the meaning set forth in Section 3.7(a)(i)(D).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any and all (a) computer software, firmware, middleware, operating systems, applications, computer programs (including any and all algorithms, heuristics, models and methodologies, whether in source code, object code, human readable form or other form), (b) databases and compilations (including any and all data and collections of data), whether machine readable or otherwise, (c) descriptions, flow charts and other documentation used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (d) AI/ML, (e) all versions, updates, corrections, enhancements and modifications of any of the foregoing, and (f) all related specifications, documentation, developer notes, instructions, comments, annotations, user manuals, and other training documentation relating to any of the foregoing.

“Sponsor” means Byte Holdings LP, a Cayman Islands exempted limited partnership.

“Sponsor Shares” means 4,492,313 of the Parent Common Shares held by the Sponsor.

“Standard Contracts” means any of the following: (a) licenses for Publicly Available Software or non-exclusive end user in-licenses of uncustomized, commercially available, “off-the-shelf” or “shrink wrap” Software used for the Company’s internal use for fees of less than $250,000 annually), (b) non-exclusive licenses of Company IP implied by and ancillary to customer, distributor or channel partner Contracts on Company’s standard forms made available to Parent with no material exclusions or deviations, (c) invention assignment agreements with the Company’s

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employees, consultants, or contractors on Company’s standard forms made available to Parent with no material exclusions or deviations, and (d) customary non-disclosure agreements entered into in the ordinary course of business consistent with past practices made available to Parent with no material exclusions or deviations.

“Stock Appreciation Rights Plan” means the Company’s 2022 Stock Appreciation Rights Plan.

“Subsidiary” means, with respect to any Person, each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by a member of the Company Group and other tangible property.

“Tax Return” means any return, information return, declaration, claim for refund of Taxes, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Tax(es)” means any U.S. federal, state or local or non-U.S. taxes imposed by any Taxing Authority including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, escheat, personal property, intangible property, occupancy, recording, minimum, alternative minimum, and other taxes (including any governmental charge, fee, levy, or custom duty imposed by an Authority that is the nature of a tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

“Taxing Authority” means the IRS and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Terminating Company Breach” has the meaning specified in Section 10.2(a).

“Terminating Parent Breach” has the meaning specified in Section 10.2(b).

“Third-Party Dataset” has the meaning specified in Section 4.17(t).

“Top Customer” has the meaning specified in Section 4.32(a).

“Top Supplier” has the meaning specified in Section 4.32(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trading Day” means (a) for so long as the Parent Common Shares are listed or admitted for trading on Nasdaq or any other national securities exchange, days on which such securities exchange is open for business; or (b) if the Parent Common Shares are not listed or admitted to trading on any national securities exchange, days on which the Parent Common Shares are traded regular way in the over-the- counter market and for which a closing bid and a closing asked price for the Parent Common Shares are available.

“Transaction Litigation” has the meaning set forth in Section 8.1(c).

“Transfer Agent” has the meaning set forth in the Section 3.4.

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

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“Trust Account” has the meaning set forth in Section 5.9.

“Trust Agreement” has the meaning set forth in Section 5.9.

“Trustee” has the meaning set forth in Section 5.9.

“Unaudited Financial Statements” has the meaning set forth in Section 4.9(a).

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Parent.

“W&C” has the meaning set forth in Section 11.20(a).

“WBCA” has the meaning set forth in the recitals to this Agreement.

1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.

(e) Any reference to a numbered schedule means the same-numbered section of the disclosure schedule. Any reference in a schedule contained in the disclosure schedules delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement. Nothing in the disclosure schedules constitutes an admission of any liability or

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obligation of the disclosing party to any third party or an admission to any third party, including any Authority, against the interest of the disclosing party, including any possible breach of violation of any Contract or Law. Summaries of any written document in the disclosure schedules do not purport to be complete and are qualified in their entirety by the written document itself. The disclosures schedules and the information and disclosures contained therein are intended only to qualify and limit the representations and warranties of the parties contained in this Agreement, and shall not be deemed to expand in any way the scope or effect of any of such representations and warranties.

(f) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, such Contract, document, certificate or instrument shall be deemed to have been given, delivered, provided and made available to Parent or its Representatives, if such Contract, document, certificate or instrument shall have been posted not later than two (2) days prior to the date of this Agreement to the “Airship – Loeb & Loeb DD Responses” electronic data room hosted by DropBox maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.

ARTICLE II
THE DOMESTICATION AND THE MERGER

2.1 Domestication.

(a) Subject to receipt of the Parent Shareholder Approval, and following the surrender and cancellation of the Parent Class B Ordinary Share pursuant to Section 8.10, on the day that is at least one Business Day prior to the date of the Effective Time, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company (the “Certificate of Domestication”), together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands under the Cayman Companies Act (the “Cayman Registrar”) in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar.

(b) In accordance with applicable Law, the Certificate of Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder: (i) each then issued and outstanding Parent Class A Ordinary Share shall convert automatically into one share of common stock, par value $0.0001 per share, of Parent; (ii) each then issued and outstanding Parent Warrant shall become exercisable for one share of common stock, par value $0.0001 per share, of Parent (“Domesticated Parent Warrant”), pursuant to the Parent Warrant Agreement; and (iii) each then issued and outstanding Parent Unit shall separate and convert automatically into one share of common stock, par value $0.0001 per share, of Parent and one-half of one Domesticated Parent Warrant.

2.2 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the WBCA, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation, and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent and shall change its name to “Airship AI, Inc.”, and Parent shall change its name to “Airship AI Holdings, Inc.”.

2.3 Merger Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file with the Secretary of State of the State of Washington an articles of merger, in form and substance reasonably acceptable to Company and Parent, executed in accordance with the relevant provisions of the WBCA (the “Articles of Merger”). The Merger shall become effective upon the filing of the Articles of Merger or at such later time as is agreed to by the parties and specified in the Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

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2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the WBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 U.S. Tax Treatment.

(a) For U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax Law that follows US. federal income Tax Law), each of the parties intends that (a) the Domestication qualifies for the Domestication Intended Tax Treatment, (b) the Merger qualifies for the Merger Intended Tax Treatment, and (c) the Earnout Shares placed in escrow pursuant to the Earnout Escrow Agreement in respect of Company Common Stock (i) are eligible for nonrecognition treatment under Section 354 of the Code in connection with the reorganization described in clause (b) (and will not be treated as “other property” within the meaning of Section 356 of the Code) and (ii) shall be treated as received by the applicable Company Earnout Holders on the Closing Date for Tax purposes (and no interest shall be imputed on any such Earnout Shares released to such Company Earnout Holders pursuant to the Earnout Escrow Agreement), and (d) the Earnout Shares placed in escrow pursuant to the Earnout Escrow Agreement in respect of Company Options or Company SARs shall not be treated as received by the holders of Company Options for Tax purposes unless and until such Earnout Shares are released to the holders of Company Options pursuant to the Earnout Escrow Agreement. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Domestication and the Merger as a Plan of Reorganization, (ii) agree to file and retain such information as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns on a basis consistent with the Intended Tax Treatment and not otherwise to take any position or action inconsistent with the Intended Tax Treatment unless otherwise required by a Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has knowingly taken or will knowingly take any action (or knowingly fail to take any action), if such fact, circumstance or action (or failure to act) would be reasonably expected to prevent or impede the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment, and each of the parties shall use its reasonable best efforts to cause the Domestication to qualify for the Domestication Intended Tax Treatment and the Merger to qualify for the Merger Intended Tax Treatment. Each of the parties acknowledges and agrees that each has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement.

(b) Parent and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Domestication may not qualify for the Domestication Intended Tax Treatment or that the Merger may not qualify for the Merger Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company reasonably determines on the advice of its counsel that such amendments would be reasonably expected to result in the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment and would not be commercially impracticable).

(c) In the event the SEC requests or requires a tax opinion regarding the (i) Domestication Intended Tax Treatment, Parent will use its commercially reasonable efforts to cause White & Case LLP to deliver such tax opinion to Parent, or (ii) the Merger Intended Tax Treatment, the Company shall use its commercially reasonable efforts to cause Loeb & Loeb LLP to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Domestication Intended Tax Treatment and White & Case LLP shall not be required to provide any opinion to any party regarding the Merger Intended Tax Treatment. Notwithstanding anything to the contrary in this Agreement, advisors to neither Parent nor the Company will be required to provide any tax opinion as a condition precedent to the transactions contemplated by this Agreement.

2.6 Company Articles; Company Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall, in accordance with the terms thereof and the WBCA, be amended and restated in its entirety as set forth in an exhibit to the Articles of Merger, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter duly amended in accordance with the terms thereof and the WBCA.

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(b) The Company Bylaws as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation shall be “Airship AI, Inc.” until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation and applicable Law.

2.7 Closing. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time, date and location as Parent and Company agree in writing. The parties may participate in the Closing via the exchange of signature pages via email or other electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. For the avoidance of doubt, the Closing and the Effective Time shall occur after the completion of the Domestication.

2.8 Directors and Officers of Surviving Corporation.

(a) At the Effective Time, the initial directors of the Surviving Corporation shall consist of the same persons serving on Parent’s Board of Directors in accordance with Section 2.9, and such directors shall hold office until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.

(b) At the Effective Time, the officers of the Company shall become the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

2.9 Directors and Officers of Parent. At the Effective Time, Parent’s Board of Directors will consist of five (5) directors. Sponsor shall have the right to designate one (1) independent director, which director shall be reasonably acceptable to the Company. At least a majority of the Board of Directors shall qualify as independent directors under Nasdaq or Alternate Exchange rules, as applicable. The individuals identified on Schedule 2.9 shall be the officers of Parent as of immediately after the Effective Time, with such individuals holding the titles set forth opposite their names until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.11 No Further Ownership Rights in Company Common Stock. All consideration paid or payable in respect of shares of Company Common Stock hereunder, or upon the exercise of the dissenter rights described in Section 3.3, shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such shares of Company Common Stock and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation.

ARTICLE III
EFFECT OF THE MERGER

3.1 Effect of the Merger on Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of them:

(a) Cancellation of Certain Shares of Company Common Stock. Each share of Company Common Stock, if any, that is owned by Parent or Merger Sub (or any other Subsidiary of Parent) or the Company (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration will be delivered in exchange therefor. Each share of Company Common Stock, if any, held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

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(b) Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be converted into the right to receive: (i) a number of Parent Common Shares equal to the Conversion Ratio plus (ii) a number of Earnout Shares equal to the Earnout Pro Rata Share in accordance with, and subject to the contingencies, set forth in Section 3.7. At the Effective Time, all shares of Company Common Stock converted into the right to receive a portion of the Aggregate Merger Consideration plus a number of Earnout Shares, in each case, pursuant to this Section 3.1(b), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive a portion of the Aggregate Merger Consideration plus the contingent right to receive a number of Earnout Shares into which such shares of Company Common Stock shall have been converted in the Merger.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.2 Treatment of Company Options, Company SARs and Company Warrants.

(a) Treatment of Options. Prior to the Closing, the Company’s Board of Directors (or, if appropriate, any committee thereof administering the Equity Incentive Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Company Options (whether vested or unvested) as necessary to provide that, at the Effective Time, each Company Option shall be converted into (i) an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option (including expiration date, vesting conditions, and exercise provisions), the number of Parent Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time by the Conversion Ratio, at an exercise price per Parent Common Share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option divided by (B) the Conversion Ratio (a “Converted Stock Option”), and (ii) the right to receive a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in Section 3.7; provided, however, that the exercise price and the number of Parent Common Shares covered by each Converted Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(b) Treatment of Company SARs. Prior to the Closing, the Company’s Board of Directors (or, if appropriate, any committee thereof administering the Stock Appreciation Rights Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Company SARs (whether vested or unvested) as necessary to provide that, at the Effective Time, each Company SAR that is outstanding immediately before the Effective Time (whether vested or unvested) shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into a stock appreciation right denominated in Parent Common Shares (a “Converted SAR”). Each Converted SAR shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company SAR immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted SAR shall cover that number of Parent Common Shares equal to (A) the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company SAR immediately before the Effective Time and (2) the Conversion Ratio and (B) a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in Section 3.7, and (ii) the per share base value for each Parent Common Share covered by the Converted SAR shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the base value per share of Company Common Stock of such Company SAR immediately prior to the Effective Time by (B) the Conversion Ratio; provided, however, that the base value and the number of Parent Common Shares covered by each Converted SAR shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(c) Assumption of Converted Stock Options and Converted SARS by Parent. At the Effective Time, Parent shall assume all obligations of the Company under the Equity Incentive Plan and the Stock Appreciation Rights Plan, each outstanding Converted Stock Option and each outstanding Converted SAR and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Stock Options and Converted SARs appropriate notices setting forth such holders’ rights, and the agreements evidencing

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the grants of such Converted Stock Options and Converted SARs shall continue in effect on substantially the same terms and conditions (subject to the adjustments required by Section 3.2(a) and Section 3.2(b) after giving effect to the Merger).

(d) Treatment of Company Warrants. Prior to the Closing, the Company’s Board of Directors shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Company Warrants as necessary to provide that, at the Effective Time, each Company Warrant issued and outstanding immediately prior to the Effective Time shall be converted into (i) a warrant to purchase, subject to substantially the same terms and conditions as were applicable under such Company Warrant, the number of Parent Common Shares (rounded up to the nearest whole share), determined by multiplying (A) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time, by (B) the Conversion Ratio, at an exercise price per Parent Common Share (rounded down to the nearest whole cent) equal to (1) the exercise price per share of Company Common Stock of such Company Warrant divided by (2) the Conversion Ratio (a “Converted Warrant”) and (ii) with respect to the Earnout Warrants only, the right to receive a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in Section 3.7. At the Effective Time, Parent shall assume all obligations of the Company with respect to any Converted Warrants.

3.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock cancelled in accordance with Section 3.1(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised and perfected dissenter rights for such shares in accordance with Chapter 23B.13 of the WBCA (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the WBCA with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Chapter 23B.13 of the WBCA; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Chapter 23B.13 of the WBCA or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Chapter 23B.13 of the WBCA, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Aggregate Merger Consideration and a number of Earnout Shares equal to the Earnout Pro Rata Share in accordance with, and subject to the contingencies, set forth in Section 3.7, to which such holder is entitled in accordance with Section 3.1(b), without interest thereon, upon transfer of such shares. The Company shall promptly provide Parent with written notice of any intent to dissent, demand for payment or any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the WBCA that relates to such demand, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands.

3.4 Surrender and Payment. At the Closing, Parent shall instruct its transfer agent (the “Transfer Agent”) to issue to each Company Shareholder immediately prior to the Effective Time such Company Shareholder’s allocable portion of the Aggregate Merger Consideration, in book-entry form, as set forth in the Closing Consideration Spreadsheet and the book entry positions representing the Company Common Stock shall be cancelled. All Parent Common Shares issued in accordance with the terms of this Section 3.4 shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock hereunder and there shall be no further registration of transfers on the records of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Company Common Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.4.

3.5 Consideration Spreadsheet.

(a) At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:

(i) the name and address of record of each Company Shareholder and the number of shares of Company Common Stock held by such Company Shareholder;

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(ii) the names of record of each holder of Company Options, and the exercise price, number of shares of Company Common Stock subject to each Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, date fully vested);

(iii) the names of record of each holder of Company SARs, and the base value, number of shares of Company Common Stock covered by each Company SAR held by such holder (including, in the case of unvested Company SARs, the vesting schedule, vesting commencement date, date fully vested);

(iv) the name and address of record of each holder of Earnout Warrants and the number of shares of Company Common Stock subject to each Earnout Warrant held by such holder;

(v) the number of Aggregate Fully Diluted Company Common Stock;

(vi) the aggregate number of shares subject to Company Options;

(vii) the aggregate number of Company SARs;

(viii) the aggregate number of shares subject to Earnout Warrants; and

(ix) detailed calculations of each of the following (in each case, determined without regard to withholding):

(A) the Aggregate Merger Consideration;

(B) the Per Share Merger Consideration;

(C) the Conversion Ratio;

(D) for each Company Earnout Holder, its Earnout Pro Rata Share;

(E) for each Converted Stock Option, the exercise price therefor and the number of Parent Common Shares subject to such Converted Stock Option;

(F) for each Converted SAR, the base value therefor and the number of Parent Common Shares covered by such Converted SAR; and

(G) for each Converted Warrant, the exercise price therefor and the number of Parent Common Shares subject to such Converted Warrant.

(b) The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties agree that Parent shall be entitled to rely on the Closing Consideration Spreadsheet in making payments under ARTICLE III.

3.6 Adjustment. The shares comprising the Aggregate Merger Consideration and Conversion Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Shares occurring prior to the date the shares comprising the Aggregate Merger Consideration are issued.

3.7 Earnout.

(a) Issuance of Earnout Shares.

(i) From and after the Closing until the end of the Applicable Earnout Period, as additional consideration in the Merger in respect of the shares of Company Common Stock, the Company Options, the Earnout Warrants and the Company SARs (and without the need for additional consideration from any holder thereof), the Company Earnout Holders shall be entitled to earn, in accordance with their respective Earnout

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Pro Rata Share, up to an aggregate amount of 5,000,000 additional Parent Common Shares, in accordance with Sections 3.7(a)(i)(A), 3.7(a)(i)(B), 3.7(a)(i)(C) and 3.7(a)(i)(D) (subject to any adjustment pursuant to Section 3.7(f), the “Earnout Shares”):

(A) Subject to the Earnout Cap, 25% of the Earnout Shares if, for the Applicable Earnout Period, (1) Company Revenue is at least $39 Million, or (2) the aggregate value of new Contract awards (including awards obtained through purchase orders) with Federal law enforcement agencies (whether such awards are obtained directly or through intermediaries) has grown by at least 100% as compared to the year-over-year amount for the twelve-month period ending on the date of this Agreement as set forth on Schedule 3.7(a) (the “First Operating Performance Milestone”), in each case, based on the Parent Financial Statements for such period as determined by Parent’s Board of Directors;

(B) Subject to the Earnout Cap, 75% of the Earnout Shares if, for the Applicable Earnout Period, Company Revenue is at least $100 Million (the “Second Operating Performance Milestone”), based on the Parent Financial Statements for such period as determined by Parent’s Board of Directors;

(C) Subject to the Earnout Cap, 50% of the Earnout Shares if, at any time during the Applicable Earnout Period, over any twenty (20) Trading Days within any thirty (30) Trading Day period the VWAP of the Parent Common Shares is greater than or equal to $12.50 per share (the “First Share Price Performance Milestone”); and

(D) Subject to the Earnout Cap, 50% of the Earnout Shares if, at any time during the Applicable Earnout Period, over any twenty (20) Trading Days within any thirty (30) Trading Day period the VWAP of the Parent Common Shares is greater than or equal to $15.00 per share (the “Second Share Price Performance Milestone”).

(ii) Parent shall deliver or cause to be delivered the applicable Earnout Shares to the Company Earnout Holders (subject to Section 3.7(b)(ii) in respect of holders of unvested Company Options or Company SARs) promptly (but in any event within ten (10) Business Days) following (A) in the case of the First Operating Performance Milestone or the Second Operating Performance Milestone, the date of the determination of the applicable Company Revenue, and (B) in the case of the First Share Price Performance Milestone or the Second Share Price Performance Milestone, the date on which such Earnout Milestone is achieved.

(b) Earnout Cap; Service Requirements.

(i) For the avoidance of doubt, the Company Earnout Holders shall be entitled to earn Earnout Shares upon the occurrence of each Earnout Milestone (or a Change of Control as described below in Section 3.7(d), if applicable) during the Applicable Earnout Period; provided, however, that each Earnout Milestone (or a Change of Control as described below in Section 3.7(d), if applicable) shall only occur once, if at all, and in no event shall the Company Earnout Holders be entitled to earn more than 5,000,000 Earnout Shares in the aggregate (subject to adjustment as set forth in Section 3.7(f)) (the “Earnout Cap”).

(ii) Notwithstanding anything in this Agreement to the contrary, any Earnout Shares issuable under this Section 3.7 to a Company Earnout Holder in respect of each Company Option or Company SAR held by such Company Earnout Holder as of immediately prior to the Effective Time shall be earned by such Company Earnout Holder on the later of (i) the occurrence of the applicable Earnout Milestone, and (ii) the date on which the Converted Stock Option in respect of such Company Option or Converted SAR in respect of such Company SAR becomes vested pursuant to its applicable vesting schedule, but only if such Company Earnout Holder continues to provide services (whether as an employee, director or individual independent contractor) to Parent or one of its Subsidiaries through such date. Notwithstanding the foregoing, any Earnout Shares that are not earned by a Company Earnout Holder in respect of its Company Options or Company SARs on or before the fifth anniversary of the Closing Date shall be forfeited without any consideration. Any Earnout Shares that are forfeited pursuant to this Section 3.7(b)(ii) shall be reallocated to the other Company Earnout Holders who remain entitled to receive Earnout Shares in accordance with their respective Earnout Pro Rata Shares.

(c) Issuance of Earnout Shares in Escrow at Closing. The Earnout Shares (i) shall be issued to the Company Earnout Holders at the Closing pursuant to this ARTICLE III (and subject to Section 3.3), free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in an escrow agreement

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in form and substance as reasonably agreed upon by Parent and the Company, which shall be effective as of the Closing (the “Earnout Escrow Agreement”); provided, that any such Earnout Shares issued in respect of Company Options or Company SARs shall be retained by Parent and not issued to the holders of such Company Options or Company SARs, (ii) shall be placed in escrow pursuant to the Earnout Escrow Agreement, and (iii) shall not be released from escrow until they are earned as a result of the occurrence of the applicable Earnout Milestone. The Earnout Shares that are not earned on or before the expiration of the fifth anniversary of the Closing Date shall be automatically forfeited and cancelled. During such time as the Earnout Shares are in escrow and for so long as the Earnout Shares are not forfeited and/or cancelled: (A) the Earnout Shares shall be shown as issued and outstanding on Parent’s financial statements, and shall be outstanding as of the Effective Time; (B) each Company Earnout Holder (other than with respect to Earnout Shares issued with respect to Company Options or Company SARs) will have all rights with respect to the Earnout Shares attributable to ownership of such Earnout Shares (including, without limitation, the right to vote such shares and the right to be paid dividends with respect such shares (other than non-taxable stock dividends, which shall remain in and become part of the Earnout Shares)), except (1) the right of possession thereof and (2) the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such shares or any interest therein; and (C) Parent shall retain all rights attributable to ownership of any Earnout Shares placed in escrow pursuant to the Earnout Escrow Agreement in respect of Company Options and Company SARs unless and until such Earnout Shares are released to the holders of Company Options and/or Company SARs, except for (x) the right of possession thereof and (y) the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such shares or any interest therein).

(d) Change of Control Event. If at any time during the Applicable Earnout Period, there occurs any transaction resulting in a Change of Control, then, as of immediately prior to the consummation of such Change of Control, all the Earnout Shares not yet earned shall be earned by the Company Earnout Holders and shall be released from escrow and delivered to the Company Earnout Holders as of immediately prior to the Change of Control, and the Company Earnout Holders shall be eligible to participate in such Change of Control transaction with respect to such Earnout Shares.

(e) Evidence of Issuance of Earnout Shares. Parent shall take such actions as are reasonably requested by the Company Shareholders to evidence the issuances pursuant to this Section 3.7, including through the provision of an updated stock ledger showing such issuances (as certified by an officer of Parent responsible for maintaining such ledger or the applicable registrar or transfer agent of Parent).

(f) Adjustments to Earnout Shares. In the event Parent shall at any time on or prior to the fifth anniversary of the Closing Date, pay any dividend on Parent Common Shares by the issuance of additional Parent Common Shares, or effect a subdivision, recapitalization, split, or combination, exchange or consolidation of the outstanding Parent Common Shares (by reclassification or otherwise) into a greater or lesser number of Parent Common Shares, then in each such case, in respect of the Earnout Shares then remaining in escrow (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Parent Common Shares (including any other shares so reclassified as Parent Common Shares) outstanding immediately after such event and the denominator of which is the number of Parent Common Shares that were outstanding immediately prior to such event, and (ii) the dollar values set forth in Sections 3.7(a)(i)(C) and Section 3.7(a)(i)(D) above shall be appropriately adjusted to provide to the Company Earnout Holders the same economic effect as contemplated by this Agreement prior to such event.

3.8 No Fractional Shares. No fractional Parent Common Shares, or certificates or scrip representing fractional Parent Common Shares, will be issued upon the conversion of the Company Common Stock pursuant to the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Any holder of a share of Company Common Stock who would otherwise be entitled to receive a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $10.00.

3.9 Withholding. Notwithstanding any other provision to this Agreement, Parent, Merger Sub, the Company and its Subsidiaries and the transfer agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Parent, Merger Sub, the Company or its Subsidiaries, or the transfer agent, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person

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in respect of which such deduction and withholding was made and paid to the applicable Authority. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding. To the extent any party hereto becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such party shall notify the other parties hereto at least ten (10) days prior to the date of the relevant payment, and the parties hereto shall reasonably cooperate to obtain any certificates or other documentation required in respect of such deduction or withholding obligation and to reduce or eliminate any applicable deduction or withholding.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution of this Agreement (with specific reference to the particular section or subsection of this Agreement to which the information set forth in such disclosure letter relates (which qualify (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to Parent that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date).

4.1 Corporate Existence and Power. Each of the Company and its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction of its incorporation (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, to own, lease or otherwise hold and operate its properties and other assets and to carry on the Business as presently conducted and as proposed to be conducted. Each member of the Company Group is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect in respect of the Company Group. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the organizational documents of each member of the Company Group, in each case as amended to the date hereof. The organizational documents of each member of the Company Group are in full force and effect. No member of the Company Group is in violation of its organizational documents.

4.2 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Company Shareholder Approval. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Merger, the receipt of the Company Shareholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement and the Ancillary Agreements to which the Company is a party constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has (i) approved the execution, delivery and performance by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to

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the conditions set forth herein and therein; (ii) determined that this Agreement, the Ancillary Agreements to which it is a party, and the transactions contemplated hereby and thereby, upon the terms and subject to the conditions set forth herein, are advisable and fair to and in the best interests of the Company and the Company Shareholders; (iii) directed that the adoption of this Agreement be submitted to the Company Shareholders for consideration and recommended that all of the Company Shareholders adopt this Agreement. The affirmative vote or written consent of Persons holding a majority (on an as-converted basis) of the voting power of the Company Shareholders, who deliver written consents or are present in person or by proxy at such meeting and entitled to vote are required to, and shall be sufficient to, approve this Agreement and the transactions contemplated hereby (the “Company Shareholder Approval”). The Company Shareholder Approval is the only vote or consent of any of the holders of Company Common Stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.

4.3 Governmental Authorization. None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party, or the consummation of the transactions contemplated hereby or thereby, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority other than the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA and any SEC or Nasdaq approval required to consummate the transactions contemplated hereunder. Neither the acquired person’s annual net sales nor its total assets exceed the current threshold of $22.3 million under Section 18a(a)(2)(B)(ii) of the HSR Act.

4.4 Non-Contravention. None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby and thereby does or will (a) contravene or conflict with the Company Articles or the Company Bylaws, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company or to any of its respective properties, rights or assets, except as set forth in Section 4.4 of this Agreement, (c) except for the Contracts listed on Schedule 4.8 requiring Company Consents (but only as to the need to obtain such Company Consents), (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or to a loss of any material benefit to which the Company Group is entitled, in the case of each of clauses (i) – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or any of its respective properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the organizational documents of the Company Group, except for such consent, approval or waiver which shall be obtained (and a copy provided to Parent) prior to the Closing.

4.5 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 180,000,000 shares of Company Common Stock, no par value, and 20,000,000 shares of preferred stock, of which 7,614,666 shares of Company Common Stock and no shares of preferred stock are issued and outstanding. As of the date of this Agreement, there are 3,000,000 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan, and options to purchase 2,367,369 shares of Company Common Stock are outstanding. As of the date of this Agreement, there are 1,500,000 stock appreciation rights reserved for issuance under the Stock Appreciation Rights Plan, of which 1,000,000 stock appreciation rights have been granted and remain outstanding. Except as set forth on Schedule 4.5(a), no other shares of capital stock or other voting securities of the Company are authorized, issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws (including any applicable securities laws) and in compliance with the Company Articles and the Company Bylaws. No shares of Company Common Stock are subject to or were issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the WBCA, the Company Articles or any Contract to which the Company is a party or by which the Company or any of its properties, rights or assets are bound). As of the date of this Agreement, all outstanding shares of Company Common Stock are owned of record by the Persons set forth on Schedule 4.5(a) in the amounts set forth opposite their respective names. Schedule 4.5(a) contains a true, correct and complete list of (1) each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof and whether such Company Option is intended to qualify as an “incentive stock option”, (2) each Company SAR outstanding as of the date of this

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Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof; and each Company Warrant outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Except as set forth on Schedule 4.5(a), there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares of Company Common Stock or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company (including pursuant to any provision of Law, the Company Articles or any Contract to which the Company is a party), (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable) or (vii) any stock appreciation, phantom stock or similar rights with respect to the Company.

(c) Each Company Option and Company SAR (i) was granted in compliance in all material respects with (A) all applicable Laws and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued, (ii) has an exercise price or base value, as applicable, per share of Company Common Stock equal to or greater than the fair market value of such share at the close of business on the date of such grant, (iii) has a grant date identical to the date on which the Board of Directors of the Company or compensation committee actually awarded such Company Option or Company SAR, (iv) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s tax returns and the Company’s financial statements, respectively, and (v) does not trigger any liability for the holder thereof under Section 409A of the Code.

4.6 Subsidiaries. Schedule 4.6 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of incorporation, formation or organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered, fully paid and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable securities Laws and such Subsidiary’s organizational documents in force at the relevant time, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s organizational documents).

4.7 Corporate Records. All proceedings occurring since January 1, 2020 of the Board of Directors of the Company, including all committees thereof, and of the Company Shareholders, and all consents to actions taken thereby that are required by Law, the Company Articles or the Company Bylaws, are accurately reflected in the minutes and records contained in the corporate minute books of the Company and made available to Parent. The shareholder ledger of the Company is true, correct and complete.

4.8 Consents. The Contracts listed on Schedule 4.8 are the only Contracts requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

4.9 Financial Statements.

(a) The Company has delivered to Parent (a) the audited consolidated balance sheets of the Company, and the related statements of operations, changes in shareholders’ equity and cash flows, for the fiscal years ended December 31, 2022 and December 31, 2021 including the notes thereto (collectively, the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet of the Company as of March 31, 2023 and March 31, 2022 and the related statements of operations and cash flows for the three-month periods ended March 31, 2023 and March 31, 2022 (collectively, the “Unaudited Financial Statements” and, together with the Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in conformity with

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U.S. GAAP applied on a consistent basis and in accordance with the requirements of the Public Company Accounting Oversight Board for public companies. The Company Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Financial Statements were prepared from the Books and Records of the Company in all material respects. Since December 31, 2022 (the “Balance Sheet Date”), except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

(b) The Company Group has no material liabilities, debts or obligations of the type that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for (i) liabilities arising in the ordinary course of business consistent with past practice since the Balance Sheet Date, (ii) to the extent specifically disclosed, reflected or fully reserved for on the Balance Sheet and (iii) liabilities specifically set forth on Schedule 4.9(b).

(c) Except as set forth on Schedule 4.9(c), the Company Group does not have any Indebtedness.

4.10 Internal Accounting Controls. The Company has established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and the Company’s historical practices and to maintain asset accountability; and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.11 Absence of Certain Changes. From the Balance Sheet Date until the date of this Agreement, (a) the Company has conducted its businesses in the ordinary course and in a manner consistent with past practices; (b) there has not been any Material Adverse Effect in respect of the Company; and (c) the Company has not taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of Parent pursuant to Section 6.1 and Parent has not given consent.

4.12 Properties; Title to the Company Group’s Assets.

(a) All items of Tangible Personal Property have no material defects, are in good operating condition and repair in all material respects and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained in all material respects and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the material Tangible Personal Property is located at the offices of the Company Group.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Lease and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets reflected on the Balance Sheet. Except as set forth on Schedule 4.12, no such tangible asset is subject to any Lien other than Permitted Liens. The Company’s assets constitute all of the rights, properties, and assets of any kind or description whatsoever, including goodwill, necessary for the Company Group to operate the Business immediately after the Closing in substantially the same manner as the Business is currently being conducted.

4.13 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company Group, any of the officers or directors of the Company Group, the Business, any of the Company Group’s rights, properties or assets or any Contract before any Authority or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Ancillary Agreement. There are no outstanding judgments against the Company Group or any of its rights, properties or assets. The Company Group or any of its rights, properties or assets is not, nor has been since January 1, 2020, subject to any Action by any Authority.

4.14 Contracts.

(a) Schedule 4.14(a) sets forth a true, complete and accurate list, as of the date of this Agreement, of all of the following Contracts as amended to date which are currently in effect (collectively, “Material Contracts”):

(i) all Contracts that require annual payments or expenses incurred by, or annual payments or income to, the Company Group of $250,000 or more (other than Contracts entered into in the ordinary course of business consistent with past practices);

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(ii) each Contract with any of the Top Customers or the Top Suppliers;

(iii) each Contract with any current employee of the Company Group (A) which has continuing obligations for payment of an annual compensation of at least $500,000, and which is not terminable for any reason or no reason upon reasonable notice without payment of any penalty, severance or other obligation; (B) providing for severance or post-termination payments or benefits to such employee (other than COBRA obligations); or (C) providing for a payment or benefit upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or as a result of a change of control of the Company;

(iv) all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement to which the Company or any Subsidiary is a party;

(v) all Contracts relating to any acquisitions or dispositions of material assets by the Company Group (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practices);

(vi) all IP Contracts, separately identifying all such IP Contracts under which the Company is obligated to pay royalties thereunder and all such IP Contracts under which the Company is entitled to receive royalties thereunder, provided, however, that no Standard Contracts shall be required to be disclosed on Schedule 4.14(a)(vi), but shall constitute Material Contracts for purposes of this Agreement if they otherwise qualify;

(vii) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) materially prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business or (B) materially prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area;

(viii) all Contracts that (A) grant to any Person any preferred pricing, “most favored nation” or similar rights, (B) grant exclusivity to any Person in respect of any geographic location, any customer, or any product or service, (C) require the purchase of all or a given portion of the Company’s or any of its Subsidiary’s requirements for products or services from any Person, or any other similar provision, or (D) grant to any Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company Group in excess of $250,000 in any calendar year;

(ix) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar right to purchase or acquire exclusive rights or ownership with respect to any service, product or Intellectual Property of the Company Group or to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;

(x) all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group;

(xi) all Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or equity incentive documents, governing documents, Contracts relating to such Affiliate’s status as a Company Securityholder) between a member of the Company Group, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or shareholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or, to the knowledge of the Company, a member of the immediate family of the foregoing Persons, on the other hand;

(xii) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest and which involve payments to the lessor thereunder in excess of $200,000 per year;

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(xiii) all Contracts relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company of any of its Subsidiaries (other than the organizational or constitutive documents of the Company or its Subsidiaries);

(xiv) all Contracts not cancellable by the Company Group with no more than sixty (60) days’ notice if the effect of such cancellation would result in monetary penalty to the Company in excess of $250,000 per the terms of such contract;

(xv) all contracts and agreements with any Authority (other than purchase orders entered into in the ordinary course of business consistent with past practices) to which any member of the Company Group is a party;

(xvi) all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness) in the aggregate that are valued at $500,000 or greater;

(xvii) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xviii) all Contracts under which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the amount or value thereof will be calculated on the basis of, the transactions contemplated by this Agreement or any Ancillary Agreement; and

(xix) any outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xviii) of this Section 4.14(a).

(b) Each Material Contract is (i) a valid and binding agreement, (ii) in full force and effect and (iii) enforceable by and against the Company Group and each counterparty that is party thereto, subject, in the case of this clause (iii), to the Enforceability Exceptions. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company Group, taken as a whole (w) neither the Company Group nor, to the Company’s Knowledge, any other party to a Material Contract is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (x) each member of the Company Group has performed in all respects all respective obligations required to be performed by them to date under each Material Contract, (y) no member of the Company Group has received any written claim or written notice of termination or breach of or default under any such Material Contract, and (z) no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Material Contract by a member of the Company Group or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). No member of the Company Group has assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto.

(c) Each member of the Company Group is in compliance in all material respects with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Material Contracts establishing or evidencing any Indebtedness. The consummation and closing of the transactions contemplated by this Agreement shall not cause or result in an event of default under any instruments or Material Contracts establishing or evidencing any Indebtedness.

4.15 Licenses and Permits. Schedule 4.15 sets forth a true, complete and correct list of each Permit held by a member of the Company Group that is required under applicable Law to permit the Company Group to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to carry out or conduct the Business, together with the name of the Authority issuing the same. Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any Ancillary Agreement. The Company has all Permits necessary to operate the Business, and each of the Permits is in full force and effect. The Company is not in material breach or violation of, or material default under, any such Permit, and, to the Company’s Knowledge, no basis (including the execution of this Agreement and the other Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement) exists which, with notice or lapse of time or both, would reasonably constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company has not received any written (or, to the Company’s Knowledge,

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oral) notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company involving any material Permit.

4.16 Compliance with Laws. Neither the Company nor, to the Knowledge of the Company, any Representative or other Person acting on behalf of the Company, is in violation in any material respect of, and, since January 1, 2020, no such Person has failed to be in compliance in all material respects with, all applicable Laws and Orders. Since January 1, 2020, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by the Company of, or failure on the part of the Company to comply with, or any liability suffered or incurred by the Company in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company. Since January 1, 2020, the Company has not been threatened in writing or, to the Company’s Knowledge, orally to be charged with, or given written or, to the Company’s Knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Authority.

4.17 Intellectual Property.

(a) (i) The Company or one of its Subsidiaries possesses and is the sole and exclusive owner of all right, title, and interest in and to each item of Company Owned IP, and owns or has a valid license to use all other Intellectual Property and IT Systems used or practiced (or held for use or practice) in or necessary for the conduct of the Businesses, in each case, free and clear of any Liens (except for Permitted Liens). (ii) The Company or one of its Subsidiaries is the sole and exclusive licensee of each item of Company Exclusively Licensed IP, free and clear of any Liens (except for Permitted Liens). (iii) The Company or one of its Subsidiaries has a valid right and license to use all Company Licensed IP. None of the foregoing (i) – (iii) will be adversely affected by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated hereby.

(b) Schedule 4.17(b) sets forth a true, correct and complete list of all (i) Registered IP; (ii) Domain Names constituting Company Owned IP; and (iii) all social media handles constituting Company Owned IP; and (iv) material unregistered Marks and material unregistered Company Software constituting Company Owned IP, in each case, accurately specifying as to each of the foregoing, as applicable: (A) the filing number, issuance or registration number, or other identifying details; (B) the owner and nature of the ownership; (C) the jurisdictions by or in which such Registered Owned IP has been issued, registered, or in which an application for such issuance or registration has been filed; (D) the status and expiration date; and (E) any liens or security interests that apply.

(c) All Registered Owned IP and Registered Exclusively Licensed IP is valid, subsisting, and enforceable. Each item of Registered IP is and has been at all times prosecuted, recorded, filed, and maintained, as applicable, in compliance with applicable Law or the rules of the applicable registrar, and none of the Registered IP has been cancelled, abandoned, rejected, repudiated or otherwise terminated other than in the ordinary course of business. No Registered Owned IP, and to the Knowledge of the Company no Registered Exclusively Licensed IP, is or has been involved in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened in writing with respect thereto. In the past three (3) years, there have been no claims filed, served or threatened in writing, or to the Knowledge of the Company orally threatened, against the Company Group contesting the validity, use, ownership, enforceability, patentability, registrability, or scope of any Registered IP. All registration, maintenance and renewal fees currently due in connection with any Registered Owned IP, and to the Knowledge of the Company all Registered Exclusively Licensed IP, have been paid and all documents, recordations and certificates in connection therewith have been filed with the Authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such rights and recording the Company Group’s ownership or interests therein.

(d) (i) To the Knowledge of the Company, the use of the Company IP, and the conduct of the Business (including the manufacturing, development, marketing, licensing, sale, use, or distribution of the Company’s products and services) have not conflicted with, infringed, misappropriated, used without authorization, or otherwise violated and do not infringe, misappropriate, use without authorization, or otherwise violate any Intellectual Property rights of any Person or any Person’s right of publicity, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines governing the use of any such Intellectual Property, and does not constitute

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unfair competition or unfair trade practices under Applicable Law and no member of the Company Group has any Liability for any of the foregoing. (ii) There is no Action pending (and in the past three (3) years, there have been no claims filed, served or threatened in writing, or to the Knowledge of the Company orally threatened, against any member the Company Group) either (i) alleging any conflict with, infringement, misappropriation, unauthorized use, or other violation of any Intellectual Property of a third Person (including any unsolicited written offers to license any such Intellectual Property), or (ii) challenging the use, ownership, validity or enforceability of any Company Owned IP, and in each case, no member of the Company Group knows of any valid basis therefor.

(e) (i) To the Knowledge of the Company, in the past three (3) years no third Person has conflicted with, infringed, misappropriated, used without authorization, or otherwise violated any Company IP. (ii) In the past three (3) years the Company Group has not filed, served, or threatened a third Person with any claims alleging any conflict with, infringement, misappropriation, use without authorization, or other violation of any Company IP. (iii) There are no Actions pending that involving a claim against a third Person the Company alleging infringement, misappropriation, use without authorization, or other violation of Company IP. (iv) The Company Group is not subject to any Order that adversely restricts the use, transfer, registration or licensing of any Company IP by any member of the Company Group.

(f) Each Person (including each past and present employee, agent, consultant, and contractor) who is or reasonably expected to be privy to any Trade Secrets of the Company Group or who has contributed to or participated in the creation or development of any Intellectual Property on behalf of any member of the Company Group or any predecessor in interest thereto has executed a valid and enforceable written form of proprietary information and/or inventions agreement or similar written Contract with the Company Group under which such Person: (i) has validly and presently assigned all right, title and interest in and to such Intellectual Property to the Company (or such predecessor in interest, as applicable) (or all such rights, title and interest have vested or will vest in the Company or one of its Subsidiaries by operation of Law); and (ii) is obligated to maintain the confidentiality of the Company Group’s confidential information and other Trade Secrets both during and after the term of such Person’s employment or engagement. To the Knowledge of the Company, no party thereto is in default or breach of such agreement.

(g) No government funding or facility of a university, college, other educational institution or research center was used in the development of any item of Registered IP or to the Knowledge of the Company, any item of Company Exclusively Licensed IP.

(h) None of the execution, delivery or performance by the Company of this Agreement or any of the Ancillary Agreements to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby will (i) cause any item of Company Owned IP, or any material item of Company Licensed IP immediately prior to the Closing, to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company Group in order to use or exploit any other such Intellectual Property to the same extent as the Company Group was permitted immediately before the Closing.

(i) Except with respect to the agreements listed on Schedule 4.14(a)(vi), the Company Group is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(j) The Company Group has taken all necessary and otherwise reasonable steps necessary to maintain, protect and enforce the secrecy, confidentiality and value of all Trade Secrets held by them or otherwise used in the Business (including all source code for Company Software and all proprietary AI/ML), in each instance that are at least consistent with efforts undertaken by third Persons in the industry within which the Business is a part. To the Knowledge of the Company, no such Trade Secret has been disclosed (or authorized or threatened to be disclosed) to any third Person other than pursuant to the terms of a valid, written confidentiality agreement with such Person that (i) obligates such Person to maintain the confidentiality thereof, (ii) imposes perpetual confidentiality obligations with respect to trade secrets, and (iii) is in full force and effect, not breached, and legally enforceable by the Company Group.

(k) No Company IP is subject to any technology or source code escrow arrangement or obligation. No person other than the Company Group (and its employees and contractors bound by reasonable confidentiality obligations and who have a need to know) (i) has an actual or contingent right to access or possess (including pursuant to escrow), a copy in any form of the source code of the Company Software or system documentation therefor, or

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(ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement. The Company Group is in actual possession and control of the source code of any Company Software or Software constituting Company Exclusively Licensed IP and all related documentation and materials. The Company Group has a privacy policy regarding the collection, use or disclosure of data in connection with the operation of the business as currently conducted (the “Privacy Policy”) that is made available to all visitors to the Sites. For purposes of this subsection (k), “Sites” shall mean, any websites or applications made available to the general public provided by or on behalf of the Company Group. The Privacy Policy accurately describes the Company Group’s collection, disclosure and use of Personal Information and to the Knowledge of the Company, materially complies with all applicable Data Protection Laws. None of the marketing materials and/or advertisements made, or provided by, or on behalf of the Company Group have been inaccurate, misleading, unfair, or deceptive in material violation of applicable Data Protection Laws.

(l) The Company Group is and has been in material compliance with all applicable Data Protection Laws. The Company Group has complied in all material respects with such privacy policies, rules, procedures, and contractual obligations in connection with any Processing by the Company Group of any Personal Information or Confidential Information. There are no written complaints, audits, proceedings, investigations, or claims pending against the Company Group by any Authority, or by any Person, in respect of Processing of Personal Information by or on behalf of the Company Group or relating to information security related incidents. The Company Group (i) has implemented commercially reasonable physical, technical, organizational and administrative security and adequate policies designed to protect the confidentiality, integrity and availability of all Personal Information Processed or maintained by the Company Group and Confidential Information, including from unauthorized physical or virtual access, use, modification, acquisition, disclosure or other misuse, and (ii) requires by written contract all third party providers and other persons who Process Personal Information on the Company Group’s behalf, or have access to Confidential Information, to implement commercially reasonable security and adequate policies consistent with applicable Data Protection Laws and industry standards. The Company Group has not experienced any loss, damage or unauthorized access, use, disclosure or modification, security incident, or breach of security of Personal Information maintained by or on behalf of the Company Group or Confidential Information (including by any agent, subcontractor or vendor of the Company Group).

(m) To the Knowledge of the Company, the Company Information Systems and Company Software and all Software that is used by the Company Group are free of all viruses, worms, keylogger software, “time bombs,” “back doors,” “trap doors,” Trojan horses and other material known contaminants and does not contain any bugs, errors, faults, malicious code, disabling devices, or problems of a material nature that would disrupt its operation or have an adverse impact the functionality of or permit unauthorized access or to disable or otherwise harm any computer, Software or other IT Systems. None of the Company Software is subject to any Copyleft Licenses. The Company Group is in material compliance with all Publicly Available Software license terms applicable to any Publicly Available Software licensed to or used by the Company Group. The Company Group has used commercially reasonable efforts to maintain the confidentiality of the source code and confidential system documentation relating to all Company Software and proprietary AI/ML. Except with respect to Publicly Available Software or Intellectual Property licensed to a member of the Company Group pursuant to Material Contracts, no third party owns any Intellectual Property in any Software incorporated in or used with any Company Software.

(n) The Company Information Systems constitute all IT Systems used in or necessary for the operation of the business of the Company Group. The Company Group has implemented and maintained (or, where applicable, has required its vendors to maintain) in material compliance with the Company’s internal standards as well as its contractual obligations to other Persons (including any applicable warranties or other user instructions from vendors), commercially reasonable security, and adequate policies and procedures regarding the performance, security, confidentiality, availability, and integrity of the Company Information Systems from unauthorized physical or virtual access, use, modification, acquisition, disclosure or other misuse. There has been no material breach, intrusion, unauthorized access to or use of the Company Information Systems or other security incident that has impacted the integrity or availability of the Company Information Systems, nor has there been any downtime or unavailability of the Company Information Systems that resulted in a material disruption of the Business. The Company Information Systems and Company Software (i) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business and perform in all material conformance with their documentation and functional specifications, (ii) operate and perform in all material respects as currently required and as currently contemplated to be required to conduct and operate the Business; (iii) are free from any material software defect. Aside from the outages described in Schedule 4.17(n), there has been no malfunction, misconfiguration, vulnerability, or failure with

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respect to any Company Information System that has had a material effect on the operations of the Company Group. The Company Group has implemented commercially reasonable backup, anti-virus, malware protection, server patch, intrusion detection, and disaster recovery technology, policies and procedures and all other security and incident detection and response measures (including access control protocols and capabilities for AI/ML or training data). To the Knowledge of the Company, the execution, delivery and performance of this Agreement, including the transfer of any Personal Information, and the consummation of the Transactions comply with all Data Protection Laws. The Company Group has all necessary authority and lawful basis, and has at all times made all disclosures to, and obtained any necessary consents from, users, customers, employees, contractors and other applicable Persons required by all Data Protection Laws and otherwise required to enable it to receive, access, use, process or disclose the Personal Information in its possession or under its control in connection with the operation of the business.

(o) The Company Group maintains a technical description of any neural networks used in or with any proprietary AI/ML that is sufficiently detailed to reasonably skilled programmers to modify, debug, and improve such neural networks in the ordinary course and the Company Group retains information in human-readable form that explains or could be used to explain the decisions made or facilitated by such AI/ML.

(p) For each Company AI Product that has been commercially released, there have been no interruptions in use of such Company AI Product in the past three (3) years arising from or as a consequence of (A) the failure of the Software, including any Software embodying an algorithm, used in the Company AI Product to (1) satisfy its expected requirements or execute its specification correctly (e.g., verification errors); or (2) fulfil the intended use and goals of customers or other stakeholders (e.g., validation errors); (B) the use of a “kill switch” or “circuit breaker” to prevent the Company AI Product (or component of a Company AI Product) from executing or completing a particular function; or (C) the use of any other emergency or failsafe mechanism (including human intervention as a failsafe) to prevent the Company AI Product (or component of a Company AI Product) from executing or completing a particular function.

(q) The Company Group maintains industry standard access control protocols and capabilities that secure access to the Company AI Products and the Data used to train, teach, or improve any Company AI Product and there has been (A) no unauthorized access to the algorithms or Software used in a Company AI Product, or to the Data used to train, teach, or improve any Company AI Product; (B) no unauthorized access to the IT Systems used in the development, improvement or operation of Company AI Products; and (C) no use of the Company AI Product by a third party to engage in unlawful activity or any activity that violates any Company Group’s license terms or terms of service for the Company AI Product. The Company AI Products and other AI/ML used (or held for use) by the Company Group do not permit or cause unauthorized access to, or disruption, impairment, modification, recordation, misuse, transmission, disablement or destruction of any Software, Data, systems or other materials.

(r) The Company Group maintains a technical description of any neural networks used in or with any Company AI Products that is a sufficiently detailed so that the neural network can be modified, debugged and improved from time to time by programmers skilled in the development of AI/ML. For each Company AI Product that is used to make (or facilitate the making of) decisions the Company Group (A) retain information in human-readable form that explains or could be used to explain the decisions made or facilitated by the Company AI Product, and maintain such information in a form that can readily be provided to regulators upon request, and (B) have materially complied with all the Laws and industry standards applicable to the Company AI Product.

(s) The Company Group is in material compliance with industry standards policies and procedures relating to the ethical or responsible use of AI/ML. There has been (1) no material actual or alleged non-compliance with any such policies or and procedures; (2) no material actual or alleged failure of a Company AI Product to satisfy the requirements or guidelines specified in any such policies or procedures; (3) no complaint, claim, proceeding or litigation alleging that training data used in the development, training, improvement or testing of any Company AI Product was falsified, biased, untrustworthy or manipulated in an unethical or unscientific way; and no report, finding or impact assessment of any internal or external auditor, technology review committee, independent technology consultant, whistle-blower, transparency or privacy advocate, labor union, journalist or academic that makes any such allegation; and (4) no request from regulators or legislators concerning any Company AI Product or related AI/ML.

(t) Schedule 4.17(t) accurately identifies and describes all third-party Data used to train, teach, or improve any AI/ML that is material to (a) the development of a Company AI Product, or (b) the ongoing operation or improvement of a Company AI Product (“Third-Party Dataset”). The Company Group has complied with all license

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terms applicable to each Third Party Dataset disclosed or required to be disclosed in Schedule 4.17(t), including (i) the end user license agreement or other terms that govern the Company Group’s use of any application programming interface used to collect such Data, and (ii) the website terms or other terms that govern the Company Group’s collection and use of each Scraped Dataset.

4.18 Employees; Employment Matters.

(a) The Company has made available to Parent or its counsel a true, correct and complete list of the five highest compensated officers or employees of the Company as of the date hereof, setting forth the employee ID, title, current base salary or hourly rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal years ended December 31, 2022 and 2021, if applicable.

(b) The Company Group is not a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of the Company Group or any of its Subsidiaries are represented by any labor union or other labor organization, and, since January 1, 2020, to the Knowledge of the Company, there has been no activities or proceeding by a labor union or other labor organization seeking to organize any employees of the Company Group and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization. There is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened in writing against the Company Group, and, since January 1, 2020, the Company Group has not experienced any strike, material slowdown, material work stoppage or lockout, grievance or labor dispute or similar activity in respect of the business of the Company Group that may, individually or in the aggregate, interfere in any material respect with the respective business activities of the Company.

(c) There are no pending or, to the Knowledge of the Company, threatened in writing material Actions against the Company Group under any worker’s compensation policy or long-term disability policy. There is no material unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened in writing before any applicable Authority relating to employees of the Company Group. Since January 1, 2020, the Company Group has been in compliance in all material respects with notice and other requirements under the Workers’ Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation relating to plant closings and layoffs (collectively, the “WARN Act”). There is no ongoing location closing, employee layoff, or relocation activities that would trigger notice or any other requirements under the WARN Act.

(d) The Company Group is, and since January 1, 2020 has been, in compliance in all material respects with all applicable Laws relating to employment, including all applicable Laws relating to wages, hours, overtime, collective bargaining, equal employment opportunity, discrimination, harassment (including, but not limited to sexual harassment), retaliation, immigration, verification of identity and employment authorization of individuals employed in the United States, employee leave, disability rights or benefits, employment and reemployment rights of members and veterans of the uniformed services, paid time off/vacation, unemployment insurance, safety and health, workers’ compensation, pay equity, restrictive covenants, whistleblower rights, child labor, classification of employees and independent contractors, meal and rest breaks, reimbursement of business expenses, and the collection and payment of withholding or social security Taxes.

(e) Schedule 4.18(e) discloses each individual who is employed by the Company pursuant to a visa and the expiration date of such visa.

(f) To the Knowledge of the Company, no Key Employee is a party to or bound by any enforceable confidentiality agreement, non-competition agreement or other restrictive covenant (with any Person) that materially interferes with: (i) the performance by such Key Employee of his or her duties or responsibilities as an officer or employee of the Company Group or (ii) the Company Group’s business or operations. No Key Employee has given written notice of his or her definite intent to terminate his or her employment with the Company Group, nor has the Company Group provided written notice of its present intention to terminate the employment of any of the foregoing.

(g) Since January 1, 2020, the Company Group has not received written notice of any material claim or litigation relating to an allegation of discrimination, retaliation, harassment (including sexual harassment), or sexual misconduct; nor is there any outstanding obligation for the Company Group under any settlement relating to such matters and to the Knowledge of the Company, no such claim or litigation has been threatened in writing.

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(h) As of the date hereof and since January 1, 2020, there have been no material audits of the Company Group by any Authority, under any applicable federal, state or local occupational safety and health Law and Orders (collectively, “OSHA”) against the Company Group, nor have there been any related charges, fines, or penalties, and the Company Group has been in compliance in all material respects with OSHA.

4.19 Withholding. Except as disclosed on Schedule 4.19, all reasonably anticipated obligations of the Company Group with respect to employees of the Company Group (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business consistent with past practices), whether arising by operation of Law, or by contract, for salaries, bonuses and vacation pay/paid time off to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or accrued on the Company Financial Statements prior to the Closing Date.

4.20 Employee Benefits.

(a) Schedule 4.20(a) sets forth a correct and complete list of all Plans. With respect to each Plan, the Company has made available to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) a written description of such Plan if such Plan is not set forth in a written document; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or advisory letter received by the Company from the IRS regarding the tax-qualified status of such Plan; (vi) the most recent written results of all required compliance testing, if any, since January 1, 2020; and (vii) all material correspondence to or from the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Authority received in the last three years with respect to any Plan.

(b) No Plan is or has at any time been (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of the Code or ERISA), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “funded welfare plan” within the meaning of Section 419 of the Code or (iv) sponsored by a human resources or benefits outsourcing entity, professional employer organization or other similar vendor or provider. Neither the Company nor any ERISA Affiliate has ever maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any multiemployer plan or has withdrawn at any time since January 1, 2020 from any multiemployer plan or incurred any withdrawal liability which remains unsatisfied.

(c) With respect to each Plan that is intended to qualify under Section 401(a) of the Code, such Plan, including its related trust, has received a determination letter (or may rely upon opinion letters in the case of any prototype plans) from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred with respect to the operation of any such Plan that could reasonably be expected to cause the loss of such qualification or exemption.

(d) There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any Plan with respect to the operation of such Plan (other than routine benefits claims). No Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Authority.

(e) Each Plan has been established, administered and funded in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. There is not now, nor, to the Knowledge of the Company, do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of the Company under ERISA or the Code. All premiums due or payable with respect to insurance policies funding any Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements.

(f) None of the Plans provide retiree or post-employment health, disability, life insurance or other welfare benefits and no member of the Company Group has any obligation to provide such benefits, except as may be required by Section 4980B of the Code, Section 601 of ERISA or any other applicable Law. There has been no

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violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Plan to which such continuation coverage requirements apply.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in all respects in documentary compliance with, and has been administered in all respects in compliance with, Section 409A of the Code.

(i) Each Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act.

(j) All Plans subject to the laws of any jurisdiction outside of the United States (“Non-U.S. Plans”) are listed on Schedule 4.20(j). All Non-U.S. Plans comply in all material respects with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and if they are intended to qualify for special tax treatment, meet all requirements for such treatment. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened material litigation relating to any Non-U.S. Plan.

4.21 Real Property.

(a) Except as set forth on Schedule 4.21, the Company Group does not own nor has it ever owned, or otherwise have an interest in, any Real Property, including under any Real Property Lease. The Leases are the only Contracts pursuant to which the Company leases, subleases or uses any Real Property or right in any Real Property. The Company Group has provided to Parent and Merger Sub accurate and complete copies of all Leases. The Company Group has good, valid and subsisting title to its respective leasehold estates in all the Real Property it Leases, which Real Property consists of the research, manufacturing, and office facilities described on Schedule 4.21, free and clear of all Liens. The Company Group has not materially breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company Group or served upon the Company Group claiming any violation of any local zoning ordinance.

(b) With respect to each Lease: (i) it is valid, binding and enforceable in accordance with its terms and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company Group has been in peaceable possession of the premises leased thereunder since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the Company Group’s obligations thereunder has been granted by the lessor; (v) the Company Group has performed all material obligations imposed on it under such Lease and there exist no default or event of default thereunder by the Company Group or, to the Company’s Knowledge, by any other party thereto; (vi) there exists, to the Company’s Knowledge, no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would reasonably be expected to become a default or event of default by the Company Group thereunder or by the counterparty thereunder; (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder; and (viii) the Company Group has not exercised early termination options, if any, under any such Lease. The Company Group holds the leasehold estate established under the Leases free and clear of all Liens, except for Liens of mortgagees made by the owners of the Real Property on which such leasehold estate is located or other Permitted Liens. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there are no material repair or restoration works likely to be required in connection with such leased Real Property. The Company Group is in physical possession and actual and exclusive occupation of the whole of the leased Real Property subject to such

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Leases, none of which is subleased or assigned to another Person. Each Lease is a lease of all useable square footage of the premises located at each leased Real Property. To the Knowledge of the Company, the Company does not owe any brokerage commission with respect to any Real Property. To the Company’s Knowledge, there is no condemnation or similar proceeding pending or threatened with respect to any Real Property leased by the Company Group or any portion thereof.

4.22 Tax Matters. Except as set forth on Schedule 4.22,

(a) (i) The Company and each of its Subsidiaries has duly and timely filed all income and other material Tax Returns which are required to be filed by it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, assessment, deficiency or proposed adjustment with respect to a material amount of Taxes that has been asserted or assessed, or that is pending or proposed in writing, by any Authority against any member of the Company Group that remains unresolved or unpaid; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of any member of the Company Group has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) each member of the Company Group has duly withheld or collected and paid over to the applicable Taxing Authority in a timely manner all material Taxes required to be withheld or collected by such member of the Company Group in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party and has otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vi) each member of the Company Group has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by such member of the Company Group; (vii) no member of the Company Group has requested any letter ruling, technical advice, a change of any method of accounting, or any similar request that is in progress or pending with any Authority with respect to any Taxes; (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of any member of the Company Group; (ix) no member of the Company Group has received any written request from a Taxing Authority in a jurisdiction where a member of the Company Group has not paid any Tax or filed Tax Returns asserting that a member of the Company Group is or may be subject to Tax in such jurisdiction, and no member of the Company Group has a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) no member of the Company Group is a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xi) no member of the Company Group has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes (other than a group the common parent of which was the Company or any of its Subsidiaries); (xii) no member of the Company Group has any liability for the Taxes of any other Person (other than the Company Group): (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiii) no member of the Company Group is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xiv) no member of the Company Group has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b); and (xv) no member of the Company Group has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the five (5) years prior to the date of this Agreement.

(b) No member of the Company Group will be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or before the Closing Date; (iii) any installment sale or open transaction disposition made on or before the Closing Date; (iv) any prepaid amount or deferred revenue realized or received on or before the Closing Date; (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); or (vi) election under Section 965 of the Code.

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(c) The Company is and has been treated as a C corporation for U.S. federal, state and local income tax purposes since the date of its formation. Schedule 4.22(c) sets forth the U.S. federal income tax classification of each Subsidiary of the Company.

(d) No member of the Company Group is aware of any fact or circumstance, and has not knowingly taken or agreed to take any action, that would reasonably be expected to prevent or impede the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment.

4.23 Environmental Laws. The Company Group has complied and is in compliance with all Environmental Laws, and there are no Actions pending or, to the Knowledge of the Company, threatened against the Company Group alleging any failure to so comply. The Company Group has not (a) received any written notice of any alleged claim, violation of or liability under any Environmental Law nor any claim of potential liability with regard to any Hazardous Material, which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Material; arranged for the disposal, discharge, storage or release of any Hazardous Material; or exposed any employee or other individual or property to any Hazardous Material so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activity. There are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company Group that could give rise to any liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

4.24 Finders’ Fees. Except as set forth on Schedule 4.24, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its respective Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of its respective Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.25 Directors and Officers. Schedule 4.25 sets forth a true, correct and complete list of all directors and officers of the Company and each Subsidiary.

4.26 Certain Business Practices.

(a) The Company currently is and has at all times been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”); (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor, to the Knowledge of the Company, any Representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the Knowledge of the Company, any Representative of the Company (acting on behalf of the Company),

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(A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company has not received written notice of, nor, to the Knowledge of the Company, any of its Representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Anti-Money Laundering Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

4.27 Insurance. All forms of insurance owned or held by and insuring the Company Group are set forth on Schedule 4.27, and such policies are in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination and there is no claim by the Company Group or, to the Company’s Knowledge, any other Person pending under any of such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such policies. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement or the Ancillary Agreements. The insurance policies to which the Company Group is a party are of at least like character and amount as are carried by like businesses similarly situated and sufficient for compliance with all requirements of all Material Contracts to which the Company Group is a party or by which the Company Group is bound. Since January 1, 2020, no member of the Company Group has been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. No member of the Company Group has any self-insurance arrangements. No fidelity bonds, letters of credit, performance bonds or bid bonds have been issued to or in respect of any member of the Company Group.

4.28 Related Party Transactions. Except as set forth in Schedule 4.28 or as contemplated by this Agreement, no Affiliate of the Company or any of its Subsidiaries, Company Shareholder, current or former director, manager, officer or employee of any Person in the Company or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with a member of the Company Group, (b) owns any asset, property or right, tangible or intangible, which is used by a member of the Company Group, or (c) is a borrower or lender, as applicable, under any Indebtedness owed by or to a member of the Company Group since January 1, 2020.

4.29 No Trading or Short Position. None of the Company Group or any of their respective managers and officers, members and employees has engaged in any short sale of Parent’s voting stock or any other type of hedging transaction involving Parent’s securities (including, without limitation, depositing shares of Parent’s securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling Parent’s securities).

4.30 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

4.31 Exchange Act. No member of the Company Group is currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.

4.32 Top Customers and Top Suppliers.

(a) Schedule 4.32(a) sets forth, as of the date of this Agreement, the top ten (10) customers based on aggregate dollar value of the Company Group’s transaction volume with such counterparty (a “Top Customer”) and the top ten (10) vendors of the Company Group based on aggregate spend of such counterparty (a “Top Supplier”), in each case, during the trailing twelve (12) months for the period ending December 30, 2022.

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(b) Except as set forth in Schedule 4.32(b), none of the Top Customers or Top Suppliers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the Knowledge of the Company, has threatened in writing to, terminate, cancel or materially limit or materially and adversely modify any of its existing business with a member of the Company Group (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Supplier is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against a member of the Company Group or their respective businesses.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is reasonably apparent from the content of such Parent SEC Documents, but excluding any risk factor disclosures or other similar cautionary or predictive statements therein), it being acknowledged that nothing disclosed in such Parent SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Sections 5.1, 5.3 or 5.8, Parent and Merger Sub (the “Parent Parties”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

5.1 Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Merger Sub is a corporation duly incorporated and validly existing under the Laws of the State of Washington. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger. Each of the Parent Parties has all requisite power and authority, corporate and otherwise, to own and operate its properties and assets and to carry on its business as presently conducted.

5.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto. Either Parent or a wholly owned (direct or indirect) Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.

5.3 Corporate Authorization. Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Parent Shareholder Approval. The execution and delivery by each of the Parent Parties of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Parent Party. No other corporate proceedings on the part of such Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Domestication and the Merger, the receipt of the Parent Shareholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which such Parent Party is a party have been duly executed and delivered by such Parent Party and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto (other than a Parent Party), this Agreement and the Ancillary Agreements to which such Parent Party is a party constitute a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with their respective terms, subject to the Enforceability Exceptions. Approval of (i) the Parent Certificate of Incorporation and Parent Bylaws requires a special resolution under Cayman Islands Law, being an affirmative vote of the holders of a majority of at least two-thirds of the outstanding Parent Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Articles), (ii) this Agreement, the Merger, the Issuance Proposal, the Board Proposal, the LTIP Proposal, and the Adjournment Proposal are subject to the passing of, in each case, an ordinary resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a majority of the outstanding Parent Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Articles), (iii) the Domestication, a special resolution of the holder of the Parent Class B Ordinary Share, and (iv) with respect to any other proposal proposed to the holders of Parent Common Shares, the requisite approval required under the Parent Articles, the Cayman Companies Act or any other applicable Law, in each case, at Parent’s Shareholder Meeting. The affirmative vote or written consent of the sole shareholder of Merger Sub is the only vote of the holders of any of Merger Sub’s capital stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.

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5.4 Governmental Authorization. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.3, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement by a Parent Party or the consummation by a Parent Party of the transactions contemplated hereby and thereby requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for (a) any SEC or Nasdaq filings and approval required to consummate the transactions contemplated hereunder, (b) filing with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Domestication, (c) filings required to be made with the Cayman Registrar in connection with the Domestication, and (d) the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA.

5.5 Non-Contravention. The execution, delivery and performance by a Parent Party of this Agreement or the consummation by a Parent Party of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, or (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties.

5.6 Finders’ Fees. Except for the Persons identified on Schedule 5.6, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

5.7 Issuance of Shares. The Aggregate Merger Consideration and the Earnout Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, and each such share comprising the Aggregate Merger Consideration and each Earnout Share shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the organizational or constitutive documents of Parent. The Aggregate Merger Consideration and the Earnout Shares shall be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

5.8 Capitalization.

(a) The authorized share capital of Parent consists of 200,000,000 Parent Class A Ordinary Shares, 20,000,000 Parent Class B Ordinary Shares and 1,000,000 preference shares, of which 11,485,530 Parent Class A Ordinary Shares (inclusive of Parent Class A Ordinary Shares included in any outstanding Parent Units), 1 Parent Class B Ordinary Share and 0 preference shares are issued and outstanding. In addition, 16,699,626 Parent Warrants (inclusive of Parent Public Warrants and Parent Private Warrants included in any outstanding Parent Units), exercisable for 16,699,626 Parent Class A Ordinary Shares, are issued and outstanding. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. All outstanding Parent Warrants have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Enforceability Exceptions and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents or Section 8.10, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. All outstanding Parent Units, Parent Common Shares and Parent Warrants have been issued in compliance with all applicable securities and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the organizational or constitute documents of Parent.

(b) Merger Sub is authorized to issue 10 shares of common stock, par value $0.001 per share (“Merger Sub Common Stock”), of which 10 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option,

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right of first refusal, preemptive right, subscription right or any similar right under any provision of the WBCA, Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.9 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion, or for mailing with, the Registration Statement, Proxy Statement/Prospectus or other Offer Documents will, (a) when the Registration Statement is first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement/Prospectus is mailed to the Parent’s shareholders and (d) at the time of the Parent Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the Registration Statement or any Other Filing).

5.10 Trust Fund. As of the date of this Agreement, Parent has approximately $25,000,000 in the trust account established by Parent for the benefit of its public shareholders (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”)and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of March 18, 2021, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified except as set forth in the Parent SEC Documents. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than public shareholders of Parent holding Parent Class A Ordinary Shares sold in Parent’s IPO who shall have elected to redeem their Class A Ordinary Shares pursuant to the Parent Articles) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Parent Articles. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would reasonably be expected to constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account. Since March 18, 2021, Parent has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the Effective Time, (i) the obligations of Parent to dissolve or liquidate pursuant to the Parent Articles shall terminate, and (ii) Parent shall have no obligation whatsoever pursuant to the Parent Articles to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated by this Agreement. Following the Effective Time, no shareholder of Parent shall be entitled to receive any amount from the Trust Account except to the extent a Parent’s public shareholder shall have elected to tender its Parent Class A Ordinary Shares for redemption pursuant to the Parent Articles.

5.11 Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BYTSU”. The issued and outstanding Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BYTS”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BYTSW”. Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. As of the date of this Agreement, there is no Action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the Parent Class A Ordinary Shares, or the Parent Warrants or prohibit or terminate the listing of the Parent Units, the Parent Class A Ordinary Shares, or the Parent Warrants on the Nasdaq or prohibit the transfer of the listing to an Alternate Exchange. None of Parent, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Ordinary Shares, or the Parent Warrants under the Exchange Act except as contemplated by this Agreement.

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5.12 Board Approval.

(a) Parent’s Board of Directors (including any required committee or subgroup of such board) has unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of Parent and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in the Parent Articles and (iv) recommended to the Parent’s shareholders to adopt and approve each of the Parent Proposals (“Parent Board Recommendation”).

(b) The Merger Sub’s Board of Directors has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and (ii) determined that the transactions contemplated hereby are in the best interests of its sole shareholder.

5.13 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) Business Days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iv) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.13) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above, whether or not available through EDGAR, collectively, as they have been amended, revised or superseded by a later filing, the “Parent SEC Documents”).

(b) Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is amended, revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company expressly for inclusion in the Registration Statement or Other Filing.

(c) As used in this Section 5.13, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(d) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained Books and Records of Parent in the ordinary course of business in accordance with GAAP in all material respects and other applicable legal and accounting requirements.

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(e) Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) The Parent SEC Documents contain true and complete copies of the applicable Parent Financial Statements. Except as disclosed in the Parent SEC Documents, the Parent Financial Statements (i) fairly present in all material respects the financial position of Parent as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (iii) in the case of the audited Parent Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(g) Except as disclosed in the Parent SEC Documents, Parent has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Parent to Parent’s Knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Parent to Parent’s Knowledge or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

5.14 Certain Business Practices. Neither Parent nor, to the Knowledge of Parent, any Representative of Parent (acting on behalf of Parent), has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Foreign Corrupt Practices Act of 1977 or (d) made any other unlawful payment. Neither Parent nor any director, officer, or to the Knowledge of Parent, any agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person in order to assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.15 Anti-Money Laundering Laws. The operations of Parent are and have been at all times conducted in compliance with the Anti-Money Laundering Laws, and no Action involving Parent with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.16 Affiliate Transactions. Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director, officer, employee, shareholder, warrant holder or Affiliate of Parent or any of its Subsidiaries, on the other hand.

5.17 Litigation. There is no (a) Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or that affects its or their assets or properties, or (b) Order outstanding against Parent or any of its Subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its Subsidiaries.

5.18 Expenses, Indebtedness and Other Liabilities. Except as set forth in Parent SEC Documents, Parent does not have any Indebtedness or other liabilities.

5.19 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

5.20 Tax Matters.

(a) (i) Parent has duly and timely filed all income and other material Tax Returns which are required to be filed it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action,

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assessment, deficiency or proposed adjustment with respect to a material amount of Taxes that has been asserted or assessed, or that is pending or proposed in writing, by any Authority against Parent that remains unresolved or unpaid of; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) Parent has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by Parent; (vi) Parent has duly withheld or collected and paid over to the applicable Taxing Authority in a timely manner all material Taxes required to be withheld or collected by Parent in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party and has otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes; (vii) Parent has not requested any letter ruling, technical advice, a change of any method of accounting, or any similar request that is in progress or pending with any Authority with respect to any Taxes; (viii) there is no Lien (other than liens for Taxes (i) not yet due and delinquent or (ii) which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Financial Statements in accordance with U.S. GAAP)) for Taxes upon any of the assets of Parent; (ix) Parent has not received any written request from a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns asserting that Parent is or may be subject to Tax in such jurisdiction, and Parent does not have a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) Parent is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xi) Parent has not been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes (other than a group the common parent of which was the Parent); (xii) Parent has no liability for the Taxes of any other Person: (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiii) the Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiv) the Parent has not been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(b) Parent will not be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-US. Income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law)executed on or before the Closing Date; (iii) any installment sale or open transaction disposition made on or before the Closing Date; (iv) any prepaid amount or deferred revenue realized or received on or before the Closing Date; (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); or (vi) election under Section 965 of the Code.

(c) Parent is not aware of any fact or circumstance, and has not knowingly taken or agreed to take any action, that would reasonably be expected to prevent or impede the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment.

5.21 Not an Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

ARTICLE VI
COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. Each of the Company and Parent covenants and agrees that:

(a) Except as expressly contemplated by this Agreement or the Ancillary Agreements or as set forth on Schedule 6.1(a), from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), each party shall conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and use its commercially reasonable efforts to preserve intact its business and assets. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or the Ancillary Agreements or as set forth on Schedule 6.1(a), or as required by applicable Law, from the date hereof until the earlier of the Closing Date and the

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termination of this Agreement in accordance with its terms, without the other party’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), neither the Company, Parent, nor any of their Subsidiaries, shall be permitted to:

(i) amend, modify or supplement its articles of incorporation or bylaws, memorandum and articles of association or other organizational or governing documents except as contemplated hereby, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of the Company Group, any Material Contract or Lease or (B) in the case of Parent, material contract, agreement, lease, license or other right or asset of Parent, as applicable;

(iii) other than in the ordinary course of business consistent with past practice, modify, amend or enter into any contract, agreement, lease, license or commitment that extends for a term of one year or more or obligates the payment by any member of the Company Group or Parent, as applicable, of more than $250,000 (individually or in the aggregate);

(iv) other than in the ordinary course of business consistent with past practice, make any capital expenditures in excess of $250,000 (individually or in the aggregate);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s or Parent’s, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business consistent with past practices;

(vi) solely in the case of the Company Group, (i) transfer, sell, assign, lease, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, or otherwise dispose of any right, title or interest of the Company or its Subsidiaries in Company Owned IP (other than non-exclusive licenses of Company Owned IP granted to customers, end users, or service providers granted in the ordinary course of business); (ii) disclose any Trade Secrets to any third party (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business that contains reasonable protections therefor); or (iii) subject any source code for any Company Software to any Copyleft Licenses;

(vii) (A) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (B) pay, declare or promise to pay any other amount to any shareholder or other equityholder in its capacity as such; and (C) except as contemplated hereby or by any Ancillary Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(viii) (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness including drawings under the lines of credit, in the case of the Company Group, in excess of an aggregate principal amount of $500,000 or such lesser amount if the aggregate principal amount of such new Indebtedness together with the aggregate principal amount all other Indebtedness of the Company Group would exceed $1,000,000 other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus and (2) intercompany Indebtedness; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;

(ix) suffer or incur any Lien, except for Permitted Liens, on the Company’s or its Subsidiaries or Parent’s, as applicable, assets;

(x) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to a member of the Company Group or write off or make reserves against the same (other than in the ordinary course of business consistent with past practice);

(xi) merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;

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(xii) terminate or allow to lapse any insurance policy protecting any of the Company Group’s or Parent’s, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xiii) waive, release, institute, compromise, settle or agree to settle any Legal Proceeding or any Action before any Authority, in each case, where such waiver, release, institution, compromise or settlement is in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xiv) except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

(xv) except in connection with the exercise of rights under securities set forth on Schedule 4.5(a), issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities, amend, modify or waive any of the material terms or rights set forth in any Parent Warrant or the Parent Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than any redemption by Parent of Parent Class A Ordinary Shares and Parent Units held by its public shareholders pursuant to the Parent Articles or as otherwise contemplated herein or in any Ancillary Agreement;

(xvi) (A) make, change or revoke any election in respect of material Taxes; (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any Taxing Authority to change any accounting method in respect of material Taxes, (D) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes; (F) surrender or forfeit any right to claim a material Tax refund, (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, or (H) knowingly take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment;

(xvii) enter into any transaction with or distribute or advance any material assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course;

(xviii) solely in the case of the Company Group, other than as required by Law or by the terms of a Plan (A) increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of any employee of a member of the Company Group or service provider of a member of the Company Group at the level of manager or above, except for annual compensation increases not to exceed 5% in the aggregate, (B) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of the Company, (C) enter into, amend, terminate, amend the actuarial assumptions used in respect of any Plan (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (D) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, (E) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization; (F) adopt any severance or retention plan; (G) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Plan; (I) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of Company Group’s directors, officers, contractors or employees; (J) hire or engage any new employee or consultant if such new employee or consultant will receive annual base compensation in excess of $500,000; or (K) waive any restrictive covenants with respect to any Company Group employee or service provider;

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(xix) fail to duly observe and conform to any applicable Laws and Orders;

(xx) solely in the case of the Company Group, (A) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company Group, taken as a whole; or

(xxi) agree or commit to do any of the foregoing.

(b) Neither party shall (i) take or agree to take any action that would be reasonably likely to cause any representation or warranty of such party to be inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.

(c) Nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing Date. Prior to the Closing Date, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2 Exclusivity.

(a) During the Interim Period, no member of the Company Group, on the one hand, nor Parent, on the other hand, shall, and such Persons shall cause their respective Representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Immediately following the execution of this Agreement, the Company, on the one hand, and Parent, on the other hand, shall, and shall cause each of their Representatives, to cease and terminate any discussion or negotiations that may be ongoing with any Persons other than the Company or Parent, as applicable, concerning any Alternative Transaction. Each of the Company and Parent shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company or Parent, as applicable, would be deemed a breach of such party’s obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company or Parent, as applicable, may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, except as disclosed on Schedule 6.2(a), the term “Alternative Transaction” means any of the following transactions involving the Company or the Company’s Subsidiaries or Parent or Parent’s Subsidiaries (other than the transactions contemplated by this Agreement or the Ancillary Agreements): (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of such Person (other than sales of inventory in the ordinary course of business) or any capital stock or other equity interests of the Company, Parent, or its Subsidiaries in a single transaction or series of transactions, (C) with respect to Parent, any other Business Combination or (D) with respect to the Company Group, any public offering of any equity securities of the Company, any of its Subsidiaries, or a newly formed holding company of the Company or such Subsidiaries.

(b) In the event that there is a proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to the Company or Parent or any of their respective Representatives (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt thereof) advise the other parties to this Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and Parent shall keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. As used herein with respect to Parent,

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the term “Alternative Proposal” shall not include the receipt by Parent of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to Parent’s interest in a potential target for a business combination; provided, however, that Parent shall inform the person initiating such communication of the existence of this Agreement.

6.3 Access to Information. During the Interim Period, the Company and Parent shall each, use its commercially reasonable efforts to, (a) continue to give the other party, its legal counsel and its other Representatives full access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other Representatives such information relating to the business of the Company or Parent as such Persons may request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with the other party in its investigation of the Business (in the case of the Company) or the business of Parent (in the case of Parent); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent; and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law.

6.4 Notices of Certain Events. During the Interim Period, each of Parent and the Company shall promptly notify the other party of:

(a) any notice from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or Parent, post-Closing) to any such Person or create any Lien on any of the Company’s or Parent’s assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

(c) any Actions commenced or threatened against, relating to or involving or otherwise affecting either party or any of their shareholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements;

(d) any written notice from Nasdaq with respect to the listing of the securities of Parent;

(e) the occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result in a Material Adverse Effect; and

(f) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

6.5 Registration Statement/Proxy Statement; Other Filings.

(a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall jointly prepare and Parent shall file with the SEC, and with all other applicable regulatory bodies, mutually acceptable proxy materials for the purpose of soliciting proxies from holders of Parent Common Shares sufficient to obtain Parent Shareholder Approval at a meeting of holders of Parent Common Shares to be called and held for such purpose (the “Parent Shareholder Meeting”). Such proxy materials shall be in the form of a proxy statement (the “Proxy Statement”), which shall be included in a Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), filed by Parent with the SEC, which shall also include a prospectus (such prospectus, together with the Proxy Statement and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) pursuant to which the securities of Parent issuable in the Domestication and Merger shall be registered. Parent shall promptly respond to any SEC comments on the Registration Statement.  Parent also agrees to use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall

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furnish all information concerning the Company Group and any of its respective members or shareholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees, as promptly as reasonably practicable, to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the signing of this Agreement and the Ancillary Agreements, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Closing of the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”).

(b) Parent (i) shall permit the Company and its counsel to review and comment on the Registration Statement and Proxy Statement/Prospectus and any exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments reasonably and in good faith; and (iii) shall not file the Registration Statement and Proxy Statement/Prospectus or any exhibit, amendment or supplement thereto without giving reasonable and good faith consideration to the comments of the Company. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Registration Statement and Proxy Statement/Prospectus, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without consulting reasonably and in good faith with the Company. Parent will use its reasonable efforts to permit the Company’s counsel to participate in any calls, meetings or other communications with the SEC or its staff. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement and Proxy Statement/Prospectus or any amendment or supplement thereto has been filed with the SEC and the time when the Registration Statement is declared effective or any stop order relating to the Registration Statement is issued.

(c) As soon as practicable following the date on which the Registration Statement is declared effective by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Shares and, pursuant thereto, shall call the Parent Shareholder Meeting in accordance with its organizational documents, the applicable Nasdaq rules and the applicable Laws of the Cayman Islands and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other proposals presented to the holders of Parent Common Shares for approval or adoption at the Parent Shareholder Meeting.

(d) Parent shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act, the applicable Nasdaq rules and all applicable Laws of the Cayman Islands and the State of Delaware, in the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement/Prospectus and the calling and holding of the Parent Shareholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Registration Statement, as of the effective date of the Registration Statement, and the Proxy Statement/Prospectus, as of the date on which it is first distributed to the holders of Parent Common Shares, and as of the date of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company (or any other information) that is furnished by the Company expressly for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, as applicable, will not as of the effective date of the Registration Statement and the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to the holders of Parent Common Shares or at the time of the Parent Shareholder Meeting does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, a change in the information relating to Parent or the Company or any other information furnished by Parent, Merger Sub or the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, which would make the preceding two sentences incorrect, should be

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discovered by Parent, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Parent Common Shares. In connection therewith, Parent, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing.

(e) In accordance with the Parent Articles and applicable securities laws, rules and regulations, including the Cayman Companies Act and rules and regulations of Nasdaq, in the Proxy Statement/Prospectus, Parent shall seek from the holders of Parent Common Shares the approval the following proposals: (i) the Parent Shareholder Approval; (ii) amendment and restatement of Parent’s organizational documents, in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Parent and the Company, including a change of Parent’s name to “Airship AI Holdings, Inc.”) (as may be subsequently amended by mutual written agreement of Parent and the Company at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing; (iii) approval of the issuance Parent Common Shares in connection with the Domestication, the Merger under applicable exchange listing rules (the “Issuance Proposal”); (iv) approval of the Parent Equity Incentive Plan (the “LTIP Proposal”) (the proposals set forth in the foregoing clauses (i) through (iv), the “Required Parent Proposals”); (v) approval of Parent’s post-closing Board of Directors (the “Board Proposal”); (vi) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger as reasonably determined by the Company and Parent; and (vii) approval to adjourn the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, or otherwise if additional time is needed to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (the “Adjournment Proposal”) (the proposals set forth in the forgoing clauses (i) through (vii) collectively, the “Parent Proposals”).

(f) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and the Registration Statement to become effective as promptly as reasonably practicable thereafter. As soon as practicable after the Registration Statement is “cleared” by the SEC, Parent shall cause the Proxy Statement/Prospectus, together will all other Offer Documents, to be disseminated to holders of Parent Common Shares. The Offer Documents shall provide the public shareholders of Parent with the opportunity to redeem all or a portion of their Parent Class A Ordinary Shares at a price per share equal to the pro rata share of the funds in the Trust Account, all in accordance with and as required by the Parent Articles, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC. In accordance with the Parent Articles, the proceeds held in the Trust Account will first be used for the redemption of the Parent Class A Ordinary Shares held by Parent’s public shareholders who have elected to redeem such shares.

(g) Parent shall call and hold the Parent Shareholder Meeting as promptly as practicable after the effective date of the Registration Statement for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the Parent Proposals. Parent’s Board of Directors shall recommend that the holders of Parent Common Shares vote in favor of the Parent Proposals.

(h) The Company acknowledges that a substantial portion of the Proxy Statement/ Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement/ Prospectus, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/ Prospectus or responses to comments from the SEC or its staff in connection therewith. In connection with the preparation and filing of the Registration Statement and any amendments thereto, the Company shall reasonably cooperate with the Parent and shall make their directors, officers and appropriate senior employees reasonably available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

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(i) Except as otherwise required by applicable Law, Parent covenants that none of Parent, Parent’s Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly or by formal action of Parent, Parent’s Board of Directors or any committee thereof to withdraw or modify, in any manner adverse to the Company, the Parent Board Recommendation.

(j) Notwithstanding anything else to the contrary in this Agreement or any Ancillary Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law, provided that prior to making any filing that includes information regarding the Company, Parent shall provide a copy of the filing to the Company and permit the Company to make revisions to protect confidential or proprietary information of the Company.

6.6 Trust Account. Upon satisfaction or waiver of the conditions set forth in ARTICLE IX and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, Parent (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) immediately prior to the Domestication, pay as and when due all amounts payable to Parent Class A Ordinary Shares held by the public shareholders (the “Parent Redemption Amount”), (2) at the Closing, pay any unpaid transaction expenses, and (3) at the Closing, following the payment of unpaid transaction expenses in subparagraph (2), pay all remaining amounts then available in the Trust Account to Parent or the Surviving Corporation for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

6.7 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

6.8 Joinders to Parent Support Agreement. In the event any director or officer of Parent or any Affiliate of the Sponsor acquires beneficial ownership of any securities of Parent prior to the Closing, Parent shall cause such Person(s) to execute a joinder to the Parent Support Agreement.

6.9 PIPE Financing. During the Interim Period, Parent and the Company may mutually agree that Parent enter into and consummate subscription agreements with investors to purchase shares of Parent in connection with a private placement on terms mutually agreeable to Parent and the Company, acting reasonably (any such purchase by investors, a “PIPE Financing”).

6.10 Non-Redemption Agreements. By the date that is twenty-one (21) Business Days following the later of (i) the date of this Agreement and (ii) the date on which Parent receives a copy of the unmodified opinion of a U.S. registered independent accounting firm stating that the Year End Financials present fairly, in all material respects, the financial position of the Company and its results of operations and cash flows as of and for the dates set forth in the Year End Financials, in conformity with U.S. GAAP (such later date, the “Non-Redemption Agreement End Date”), Parent shall enter into non-redemption agreements with certain investors, substantially in the form attached hereto as Exhibit G-1 or Exhibit G-2, as applicable (each, a “Non-Redemption Agreement”) pursuant to which, among other things, such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of Parent Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in the Non-Redemption Agreement.

ARTICLE VII
COVENANTS OF THE COMPANY

7.1 Reporting; Compliance with Laws; No Insider Trading. During the Interim Period,

(a) Each member of the Company Group shall duly observe and conform in all material respects to all applicable Law, including the Exchange Act, and Orders.

(b) The Company shall not, and it shall direct its Representatives to not, directly or indirectly, (i) purchase or sell (including entering into any hedge transaction with respect to) any Parent Common Shares, Parent Units or Parent Warrants, except in compliance with all applicable securities Laws, including Regulation M under the Exchange Act; (ii) use or disclose or permit any other Person to use or disclose any information that

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Parent or its Affiliates has made or makes available to the Company and its Representatives in violation of the Exchange Act, the Securities Act or any other applicable securities Law; or (iii) disclose to any third party any non-public information about the Company, Parent, the Merger or the other transactions contemplated hereby or by any Ancillary Agreement.

7.2 Company’s Shareholders Approval.

(a) In accordance with Section 23B.07.040(3)(a) of the WBCA, the Company shall deliver, or shall have delivered, notice to all Company Shareholders that shareholder consents are being sought under Section 23B.07.040(1)(a) of the WBCA in connection with the transactions contemplated hereby (which notice shall include a description of any dissenters’ rights of the Company Shareholders under Chapter 23B.13 of the WBCA and any other disclosure, information or documentation with respect to dissenters’ rights required by applicable Law). The Company shall provide Parent reasonable opportunity to review and comment on such notice.

(b) As promptly as reasonably practicable after the effective date of the Registration Statement, and in any event within five (5) Business Days following such date (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) evidencing the Company Shareholder Approval that is duly executed by the Company Shareholders that hold at least the requisite number and class of issued and outstanding shares of Company Common Stock required to obtain the Company Shareholder Approval (the “Company Shareholder Written Consent”).

(c) The Company’s Board of Directors shall recommend that the Company Shareholders vote in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby and other related matters, and neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the recommendation of the Company’s Board of Directors.

(d) Promptly following the receipt of the Company Shareholder Approval, and in any event within ten (10) Business Days following such receipt, the Company shall prepare and deliver to each Company Shareholder a written notice, in form and substance required under Section 23B.07.040(3)(b) of the WBCA that sufficient shareholder consents have been executed to deliver the Company Shareholder Written Consent, which notice shall include (i) a copy of this Agreement or a summary of the material terms and conditions of the transactions contemplated hereby and the consideration to be received by the Company Shareholders, and (ii) a description of any dissenters’ rights of the Company Shareholders under Chapter 23B.13 of the WBCA and any other disclosure, information or documentation with respect to dissenters’ rights required by applicable Law.

7.3 Additional Financial Information. Promptly following the date of this Agreement, and in any event within ten (10) Business Days following the date of this Agreement, the Company shall provide Parent with the audited financial statements of the Company and its Subsidiaries for the twelve month periods ended December 31, 2022 and 2021 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date, together with the auditors report thereon (the “Year End Financials”). Subsequent to the delivery of the Year End Financials, the Company’s consolidated interim financial information for each quarterly period thereafter shall be delivered to Parent no later than forty (40) calendar days following the end of each quarterly period (the “Required Financial Statements”). All of the financial statements to be delivered pursuant to this Section 7.3, shall be prepared under U.S. GAAP in accordance with requirements of the PCAOB for public companies. The Required Financial Statements shall be accompanied by a certificate of the Chief Executive Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. The Company will promptly provide Parent with additional Company financial information reasonably requested by Parent for inclusion in the Registration Statement, the Proxy Statement/Prospectus and any other filings to be made by Parent with the SEC.

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ARTICLE VIII
COVENANTS OF ALL PARTIES HERETO

8.1 Reasonable Best Efforts; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company shall, and the Company shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities or other third parties prior to the Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement. The parties shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be reasonably necessary in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

(b) Subject to applicable Law, each of the Company and Parent agrees to (i) reasonably cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices and other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) During the Interim Period, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Action (including derivative claims) relating to this Agreement, any of the Ancillary Agreements or any matters relating thereto commenced or threatened in writing against Parent, any of the Parent Parties or any of its or their respective Representatives in their capacity as a representative of a Parent Party or against the Company (collectively, the “Transaction Litigation”). Parent shall control the negotiation, defense and settlement of any such Transaction Litigation brought against Parent, Merger Sub or members of the boards of directors of Parent or Merger Sub and the Company shall control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company or the members of its board of directors; provided, however, that in no event shall the Company or Parent settle, compromise or come to any arrangement with respect to any Transaction Litigation, or agree to do the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed to be reasonable for Parent (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if the Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation, (B) provides for any non-monetary, injunctive, equitable or similar relief against any Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) or (C) contains an admission of wrongdoing or Liability by a Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation. Parent and the Company shall each (i) keep the other reasonably informed regarding any

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Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.

8.2 Compliance with SPAC Agreements. Parent shall (a) comply with the Trust Agreement, the Parent Warrant Agreement and the Underwriting Agreement, dated as of March 18, 2021, by and between Parent and Citigroup Global Markets Inc., as representative of the underwriters thereto, and (b) enforce the terms of the letter agreement, dated as of March 18, 2021, by and among Parent, the Sponsor and each of the officers and directors of Parent named therein.

8.3 Confidentiality. Except as necessary to complete the Registration Statement, the other Offer Documents or any Other Filings, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall comply with the Confidentiality Agreement.

8.4 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of the Company or the Parent Parties and Persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or the Parent Parties, as provided in their respective organizational documents or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall cause the organizational documents of Parent, its Subsidiaries, and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of this Agreement in the organizational documents of, with respect to Parent, Parent, and with respect to the Surviving Corporation, the Company, as applicable, to the extent permitted by applicable Law.

(b) Prior to the Closing, Parent and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for Parent and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Parent and its Subsidiaries (including the Surviving Corporation after the Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq or an Alternate Exchange, as applicable, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company.

(c) The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

(d) Prior to the Effective Time, the Company shall obtain and fully pay the premium for a six year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies, for claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms (other than premiums payable) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.

8.5 Parent Public Filings; Nasdaq. During the Interim Period, Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Parent Class A Ordinary Shares, the Parent Units and the Parent Warrants on Nasdaq. During the Interim Period, Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq or an Alternate Exchange, to be agreed mutually by Parent and the Company, in connection with the transactions contemplated by this Agreement to have been approved; (b) all applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, to be satisfied; and (c) the Parent Common Shares, including the shares comprising the Aggregate Merger Consideration,

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and the Parent Warrants to be approved for listing on Nasdaq or an Alternate Exchange, as applicable, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time.

8.6 Certain Tax Matters. Notwithstanding anything to the contrary contained herein, all Transfer Taxes shall be borne and paid by the Surviving Corporation and/or its Subsidiaries. Each of Parent, Merger Sub, the Company, and the Surviving Corporation shall use reasonable best efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the transactions contemplated hereby.

8.7 Parent Equity Incentive Plan. Prior to the effective date of the Registration Statement, Parent shall adopt a new equity incentive plan in substantially the form attached hereto as Exhibit F, with such changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Parent Equity Incentive Plan”). The Parent Equity Incentive Plan shall have such number of shares available for issuance equal to fifteen percent (15%) of the Parent Common Shares to be issued and outstanding immediately after the Closing and shall include an “evergreen” provision that is mutually agreeable to the Company and Parent that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Parent Equity Incentive Plan as mutually determined by the Company and Parent. Parent shall not file a registration statement on Form S-8 or Form S-1 (or other applicable or successor form) to register the resale by the holders thereof of the Parent Common Shares issuable upon the exercise of the Converted Options or Converted SARs prior to the date that is 180 days after the Closing Date.

8.8 Extension of Time to Consummate a Business Combination.

(a) If the Closing has not occurred on or prior to September 1, 2023, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a mutually acceptable proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) to amend the Parent Articles, on terms and conditions agreed by the parties, to extend the period of time Parent is afforded under its organizational documents to consummate an initial business combination (the “Extension Proposal”) for an additional three months, from September 25, 2023 to December 26, 2023 (or such other date as the parties may agree in writing) (the “Extension Date”). Parent shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on and approve in writing (which approval will not be unreasonably withheld, conditioned or delayed) the Extension Proxy Statement, and any amendment or supplement thereto, and any responses to comments from the SEC or its staff or the provision of additional information in connection therewith, prior to filing or delivery of the same with or to the SEC. The Parent Parties shall consider the comments of the Company in good faith. The Parent Parties, with the assistance and written approval of the Company, will promptly respond to any SEC comments on the Extension Proxy Statement and will use all commercially reasonable efforts to cause the Extension Proxy Statement to be cleared by the SEC as promptly as practicable after such filing. The Parent Parties will advise the Company promptly after: (A) the time when the Extension Proxy Statement has been filed; (B) in the event the Extension Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) in the event the preliminary Extension Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Extension Proxy Statement; (E) any request by the SEC for amendment of the Extension Proxy Statement; (F) any comments from the SEC relating to the Extension Proxy Statement and responses thereto (and shall provide the Company with a copy or, in the case of oral communications, summary of such comments); (G) requests by the SEC for additional information (and shall provide the Company with a copy or, in the case of oral communications, summary of such request); and (H) any other communication, whether written or oral, from the SEC (and shall provide the Company with a copy or, in the case of oral communications, summary of such communication).

(b) Each party shall promptly correct any information provided by it for use in the Extension Proxy Statement if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws.

(c) As promptly as practicable after the Extension Proxy Statement is cleared by the SEC, Parent shall distribute the Extension Proxy Statement to Parent’s shareholders and (x) shall duly call and give notice of a meeting of holders of Parent Common Shares (the “Extension Shareholders’ Meeting”) in accordance with its organizational documents and the Cayman Companies Act, (y) subject to the other provisions of this Agreement, shall solicit proxies

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from the Parent’s shareholders to vote in favor of the Extension Proposal, and shall duly convene and hold the Extension Shareholders’ Meeting, and (z) shall provide its shareholders with the opportunity to elect to tender their Parent Class A Ordinary Shares for redemption in connection with the extension as provided for in the Parent Articles. Parent agrees that if the approval of the Extension Proposal shall not have been obtained at any such Extension Shareholders’ Meeting, then Parent shall continue until September 25, 2023 to take all such necessary actions and hold additional Extension Shareholders’ Meetings in order to obtain the approval of the Extension Proposal. After giving effect to any redemption of Parent Class A Ordinary Shares in connection with any extension as provided for in the Parent Articles, at least 500,000 shares of Parent Class A Ordinary Shares shall be held by the public shareholders.

(d) The Parent Parties shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the Cayman Companies Act in the preparation, filing and distribution of the Extension Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Extension Shareholders’ Meeting. Without limiting the foregoing, the Parent Parties and the Company shall each ensure that the Extension Proxy Statement does not, as of the date on which it is first distributed to holders of Parent Common Shares, and as of the date of the Extension Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading (provided that no party shall be responsible for the accuracy or completeness of any information relating to another party or any other information furnished by another party for inclusion in the Extension Proxy Statement).

(e) Parent, acting through its board of directors, shall include in the Extension Proxy Statement the recommendation of its board of directors that the holders of Parent Common Shares vote in favor of the Extension Proposal, and shall otherwise use reasonable best efforts to obtain approval thereof. Neither Parent’s board of directors nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) Parent’s board of director’s recommendation that the holders of Parent Common Shares vote in favor of the adoption of the Extension Proposal.

(f) If the Extension Proposal is approved and the Parent is required to pay an additional amount or amounts into the Trust Account (such amount, the “Extension Fee”), (i) Parent shall deliver an extension letter to the Trustee, notifying the Trustee of the approval of such Extension Proposal, signed on behalf of Parent by an executive officer of Parent, and (ii) Parent shall deliver the aggregate amount of the Extension Fee necessary by wire transfer of immediately available funds to the Trustee, for deposit in the Trust Account in accordance with the extension letter and the Trust Agreement.

(g) Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the obligations of all of the parties to consummate the Closing shall not be subject to the approval of the Extension Proposal.

8.9 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Shares or acquisitions of Parent Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to Rule 16b-3 promulgated under the Exchange Act.

8.10 Surrender of Parent Class B Ordinary Share. Immediately following receipt of the Parent Shareholder Approval, and in any event prior to effecting the Domestication, Parent shall (i) cause Sponsor to surrender to Parent, for no consideration, the Parent Class B Ordinary Share, (ii) accept the irrevocable surrender of the Parent Class B Ordinary Share, and (iii) instruct Parent’s transfer agent to update Parent’s register of members in order to reflect the surrender and cancellation of the Parent Class B Ordinary Share. Following the surrender and cancellation of the Parent Class B Ordinary Share, the Parent Class B Ordinary Share shall cease to be outstanding and, for the avoidance of doubt, will not convert into capital stock of Parent in connection with the Domestication.

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ARTICLE IX
CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the Closing are subject to the satisfaction or written waiver (where permissible) by all of such parties of all the following conditions:

(a) No provisions of any applicable Law and no Order shall be in effect restraining, prohibiting or imposing any condition on the consummation of the transactions contemplated hereby, including the Merger.

(b) Each consent, approval or authorization of any Authority required of Parent, its Subsidiaries, or the Company to consummate the Merger set forth on Schedule 9.1(b) shall have been obtained and shall be in full force and effect.

(c) No Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable.

(d) The Company Shareholder Approval shall have been obtained.

(e) Parent shall (i) after giving effect to any redemption of Parent Class A Ordinary Shares in connection with the transactions contemplated by this Agreement, have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or (ii) be otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act.

(f) Each of the Required Parent Proposals shall have been approved at the Parent Shareholder Meeting.

(g) Parent’s initial listing application with Nasdaq or an Alternate Exchange, as applicable, in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Parent shall satisfy any applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, and Parent shall not have received any notice of non-compliance therewith, and the shares comprising the Aggregate Merger Consideration, the Earnout Shares and any shares issued in connection with a PIPE Financing, as applicable, shall have been approved for listing on Nasdaq or an Alternate Exchange, as applicable.

(h) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC and not withdrawn.

9.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Closing is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Company at or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date) except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of the Company.

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(c) The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Company that is continuing.

(e) Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Company certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.2.

(f) Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company attaching true, correct and complete copies of (i) the Company Articles, certified as of a recent date by the Secretary of State of the State of Washington; (ii) the Company Bylaws; (iii) copies of resolutions duly adopted by the Board of Directors of the Company authorizing this Agreement, the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Shareholder Written Consent; and (iv) a certificate of good standing or available equivalent of the Company, certified as of a recent date by the Secretary of State of the State of Washington.

(g) Each of the Company and the Company Securityholders, as applicable, shall have executed and delivered to Parent a copy of each Ancillary Agreement to which the Company or such Company Securityholder, as applicable, is a party.

(h) The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Treasury Regulations Sections 1.897-2(g), (h)(1)(i) and 1.1445-2(c)(3)(i) certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a notice to be delivered to the IRS as required under Treasury Regulations Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated no more than thirty (30) days prior to the Closing Date and in form and substance as reasonably agreed upon by Parent and the Company.

(i) The Company shall have obtained each Company Consent set forth on Schedule 4.8.

(j) The Company shall have delivered to Parent a resignation from the Company of each director of the Company listed in Schedule 9.2(j), effective as of the Closing Date.

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:

(a) Parent and Merger Sub shall each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by Parent or Merger Sub, as applicable, at or prior to the Closing Date.

(b) The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Parent Fundamental Representations, shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of Parent or Merger Sub.

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(c) The Parent Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of Parent that is continuing.

(e) The Company shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of Parent certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.3.

(f) The Parent Certificate of Incorporation shall have been filed with, and declared effective by, the Secretary of State of the State of Delaware.

(g) The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Parent attaching true, correct and complete copies of resolutions duly adopted by the Board of Directors of Parent authorizing this Agreement, the Ancillary Agreements to which Parent is a party and the transactions contemplated hereby and thereby and the Parent Proposals.

(h) The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Merger Sub attaching true, correct and complete copies of (i) copies of resolutions duly adopted by the Board of Directors and sole shareholder of Merger Sub authorizing this Agreement, the Ancillary Agreements to which Merger Sub is a party and the transactions contemplated hereby and thereby and (ii) a certificate of good standing or available equivalent of Merger Sub, certified as of a recent date by the Secretary of State of the State of Washington.

(i) Each of Parent, Sponsor or other shareholder of Parent, as applicable, shall have executed and delivered to the Company a copy of each Ancillary Agreement to which Parent, Sponsor or such other shareholder of Parent, as applicable, is a party.

(j) The size and composition of the post-Closing Parent Board of Directors shall have been appointed as set forth in Section 2.9.

(k) The unpaid fees, costs and expenses of outside legal counsel of the Parent Parties as of immediately prior to the Closing shall collectively not exceed $2,000,000 without the prior written consent of the Company; it being agreed that any such excess fees incurred without the Company’s prior written consent will reduce the equity consideration remaining for the Sponsor such that only the Sponsor bears such excess fees, costs and expenses

(l) The amount of Parent Cash at the Closing shall equal or exceed the Parent Minimum Cash.

ARTICLE X
TERMINATION

10.1 Termination Without Default.

(a) In the event that (i) the Closing of the transactions contemplated hereunder has not occurred on or before the latest of (A) September 25, 2023, (B) if the Extension Proposal is approved, December 26, 2023 and (C) if one or more extensions to a date following December 26, 2023 with the Company’s approval are obtained at the election of Parent, with Parent shareholder vote, in accordance with the Parent Articles, the last date for Parent to consummate a Business Combination pursuant to such extensions (the “Outside Closing Date”); and (ii) the material breach or violation of any representation, warranty, covenant or obligation under this Agreement by the party (i.e., Parent or Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, then Parent or the Company, as applicable, shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

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(b) In the event an Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to the Company or Parent if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority.

(c) This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving written notice to the Company, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) at any time prior to the Closing if the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) or 9.2(b) impossible (a “Terminating Company Breach”); except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; or (ii) at any time after the Company Shareholder Written Consent Deadline if the Company has not delivered the Company Shareholder Approval to Parent (provided, that upon the Company delivering the Company Shareholder Approval to Parent, Parent shall no longer have any right to terminate this Agreement under this clause (ii)).

(b) The Company may terminate this Agreement by giving written notice to Parent, without prejudice to any rights or obligations the Company may have, if at any time prior to the Closing, Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing, which has rendered or reasonably would render the satisfaction of any of the conditions set forth in Section 9.3(a) or 9.3(b) impossible (a “Terminating Parent Breach”); except that, if such Terminating Parent Breach is curable by Parent through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to use its reasonable best efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period.

(c) This Agreement may be terminated by the Company in the event that the Non-Redemption Agreements are not entered into by Parent and the other parties thereto by the Non-Redemption Agreement End Date; provided, that any such termination by the Company pursuant to this Section 10.2(c) must occur within ten (10) Business Days of the failure by Parent to enter into the Non-Redemption Agreements by the Non-Redemption Agreement End Date; provided, further, that, if Parent enters into the Non-Redemption Agreements prior to the termination of this Agreement by the Company under this Section 10.2(c), the Company shall no longer have any right to terminate this Agreement under this Section 10.2(c).

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from the willful and material breach by a party of its covenants and agreements hereunder or common law fraud or willful and material breach in connection with the transactions contemplated by this Agreement, such party shall not be relieved of liability to the other parties for any such willful and material breach or common law fraud occurring prior to such termination. The provisions of Section 8.3, this Section 10.3 and ARTICLE XI, and the Confidentiality Agreement, shall survive any termination hereof pursuant to this ARTICLE X.

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ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail, or nationally recognized overnight courier service, by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM Eastern Time, on the first Business Day after such delivery; (b) if by email, on the date of transmission with affirmative confirmation of receipt; or (c) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation or Parent), to:

Airship AI Holdings, Inc.
12226 134th Court NE
Redmond, WA 98052
Attention:	Victor Huang, Chief Executive Officer
E-mail:	victor@airship.ai

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention:	Mitchell S. Nussbaum
E-mail:	mnussbaum@loeb.com

if to Parent or Merger Sub (prior to the Closing):

BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022
Attention:	Samuel Gloor, Chief Executive Officer
E-mail:	sam.gloor@bytespac.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:	Elliott Smith
Matthew Kautz
E-mail:	elliott.smith@whitecase.com
mkautz@whitecase.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise

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of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything to the contrary contained herein, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. Except as required by Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their Representatives shall issue any press release or make any other public disclosure prior to the Closing concerning the transactions contemplated hereunder without the prior approval of the other party hereto, which approval shall not be unreasonably withheld by any party. If a party is required to make such a disclosure as required by Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. The costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent after the Closing. For the avoidance of doubt, any payments to be made (or to cause to be made) by Parent pursuant to this Section 11.5 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account. The anticipated costs and expenses of the Parent and the Company in connection with this Agreement and the transactions contemplated hereby as of the Closing Date are set forth on Schedule 11.5; provided, however, that in no event shall Parent be obligated to pay unpaid fees, costs and expenses of outside legal counsel of the Parent Parties as of immediately prior to the Closing in excess of $2,000,000. If the Closing does not take place, each party shall be responsible for its own expenses.

11.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void.

11.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

11.8 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

11.9 Entire Agreement. This Agreement, together with the Ancillary Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Ancillary Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Ancillary Agreement, there is no condition precedent to the effectiveness of any

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provision hereof or thereof. Notwithstanding the foregoing, the Confidentiality Agreement is not superseded by this Agreement or merged herein and shall continue in accordance with its terms, including in the event of any termination of this Agreement.

11.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

11.11 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

11.12 Third Party Beneficiaries. Except as provided in Section 8.4 and Section 11.19, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.13 Waiver. The Company has read the Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of the Company Securityholders, hereby agrees that it does not now and shall not at any time hereafter prior to the Closing have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent and hereby agrees that it will not seek recourse against the Trust Account for any reason.

11.14 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to Parent and its Representatives in any “data rooms,” “virtual

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data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent, Merger Sub or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT, MERGER SUB OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE PARENT SEC DOCUMENTS. Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to Parent and Merger Sub made available to the Company and the Company Securityholders and their Representatives, including due diligence materials, or in any presentation of the business of Parent by management of Parent or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company and the Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement and the Parent SEC Documents. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Parent, Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Parent and Merger Sub, and are not and shall not be deemed to be relied upon by the Company or Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement and the Parent SEC Documents. Except for the specific representations and warranties expressly made by Parent and Merger Sub in ARTICLE V, in each case as modified by the Schedules and the Parent SEC Documents: (a) the Company acknowledges and agrees that: (i) neither Parent, Merger Sub nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Parent, Merger Sub, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of Parent or Merger Sub, the nature or extent of any liabilities of Parent or Merger Sub, the effectiveness or the success of any operations of Parent or Merger Sub or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding Parent or Merger Sub furnished to the Company, the Company Securityholders or their respective Representatives or made available to the Company, the Company Securityholders and their Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of Parent or Merger Sub has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and Merger Sub have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of Parent, Merger Sub nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of Parent or the future business, operations or affairs of Parent.

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11.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.15.

11.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Ancillary Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Ancillary Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 11.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action.

11.17 Attorneys’ Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

11.18 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

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11.19 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.19) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.20 Conflicts and Privilege.

(a) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other equity interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Byte Group”), on the one hand, and (ii) the Surviving Corporation and/or any member of the Airship Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Byte Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the Byte Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Byte Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

(b) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Airship Group”), on the one hand, and (ii) the Surviving Corporation and/or any member of the Byte Group, on the other hand, any legal counsel, including Loeb & Loeb LLP (“Loeb”) that represented the Company prior to the Closing may represent any member of the Airship Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Airship Group, on the one hand, and Loeb, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Airship Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[The remainder of this page intentionally left blank; signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:
BYTE ACQUISITION CORP.
By:	/s/ Samuel Gloor
	Name:	Samuel Gloor
	Title:	Chief Executive Officer and Chief Financial Officer
Merger Sub:
BYTE MERGER SUB, INC.
By:	/s/ Samuel Gloor
	Name:	Samuel Gloor
	Title:	Chief Executive Officer, President, and Secretary
Company:
AIRSHIP AI HOLDINGS, INC.
By:	/s/ Victor Huang
	Name:	Victor Huang
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

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EXHIBIT A

Form of Parent Certificate of Incorporation

(See Annex B-1 to the proxy statement/prospectus)

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EXHIBIT B

Form of Parent Bylaws

(See Annex B-2 to the proxy statement/prospectus)

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EXHIBIT C

Form of Company Support Agreement

(See Annex E to the proxy statement/prospectus)

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EXHIBIT D

Form of Parent Support Agreement

(See Annex F to the proxy statement/prospectus)

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EXHIBIT E

Form of Amended and Restated Registration Rights Agreement

(See Annex D to the proxy statement/prospectus)

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EXHIBIT F

Form of Parent Equity Incentive Plan

(See Annex C to the proxy statement/prospectus)

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EXHIBIT G-1

Form of Non-Redemption Agreement

(See attached)

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NON-REDEMPTION AGREEMENT

THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of _____________, 2023, is made by and between BYTE Acquisition Corp., a Cayman Islands exempted company (the “Company”), the undersigned shareholder (the “Holder”), and, solely for the purpose of acknowledging the post-closing covenant in paragraph 6 of this Agreement, Airship AI Holdings, Inc. (the “Target”).

RECITALS

WHEREAS, the Company has entered into the Merger Agreement (“Merger Agreement”), dated as of June 27, 2023, with the Target and Byte Merger Sub, Inc. (“Merger Sub”), pursuant to which, at the closing of the transactions contemplated therein, the Company will domesticate as a Delaware corporation and, following such domestication, the Target will merge with and into Merger Sub, with Target surviving as a wholly-owned subsidiary of the Company (collectively, the “Business Combination”);

WHEREAS, the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), provides that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share, initially sold as part of the units in the Company’s initial public offering (whether they were purchased in such initial public offering or thereafter in the open market) (the “Public Shares”) in connection with the consummation of the Business Combination, on the terms set forth in the Articles (“Redemption Rights”);

WHEREAS, Section 6.10 of the Merger Agreement requires the Company to, no later than the Non-Redemption Agreement End Date (as defined in the Merger Agreement), enter into non-redemption agreements pursuant to which, among other things, investors will commit to hold or acquire, as applicable, and not to exercise Redemption Rights with respect to an aggregate of $7,000,000 of Public Shares in connection with the Business Combination;

WHEREAS, in furtherance of the Company’s obligations under Section 6.10 of the Merger Agreement, Holder wishes to waive its Redemption Rights with respect to $[•] in aggregate value of Public Shares held by it and/or its controlled affiliates as of the date hereof (the “Holder’s Shares”), to agree to hold the Holder’s Shares through the consummation of the Business Combination (the “Closing Date”), and to agree to vote the Holder’s Shares in favor of the Business Combination and related matters set forth herein; and

WHEREAS, on or prior to the Closing Date, the Company expects to enter into other agreements (the “Other Non-Redemption Agreements”) with certain other investors and/or shareholders (the “Other Holders”) pursuant to which such Other Holders will agree to waive their Redemption Rights.

NOW, THEREFORE, in consideration of the foregoing and the mutual acknowledgments, understandings, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Holder hereby agree as follows:

1. Representations and Warranties of Holder. Holder represents and warrants that:

(a) Holder and/or certain of its controlled affiliates beneficially own the Holder’s Shares.

(b) Holder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holder and, assuming due authorization and execution by each other party hereto, constitutes a valid and binding agreement of Holder enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(c) The execution and delivery of this Agreement by Holder does not, and the performance by Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Holder or applicable law to which Holder or the Holder’s Shares is subject, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon Holder or any Holder’s Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Holder of its obligations under this Agreement.

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(d) As of the date of this Agreement, (i) there is no action, claim, suit, audit, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority pending against Holder or, to the knowledge of Holder, threatened against Holder and (ii) Holder is not a party to or subject to the provisions of any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, in each case, that questions the beneficial or record ownership of the Holder’s Shares or the validity of this Agreement or would reasonably be expected to prevent or materially delay, impair or adversely affect the performance by Holder of its obligations under this Agreement.

2. Waiver of Redemption Rights.

(a) Holder acknowledges that it has Redemption Rights with respect to the Holder’s Shares pursuant to the Articles. Holder covenants and agrees, for the benefit of the Company, that neither it nor any of its controlled affiliates shall exercise any Redemption Rights under the Articles with respect to the Holder’s Shares.

(b) Holder and its controlled affiliates shall not directly or indirectly Transfer the Holder’s Shares at any time following the date hereof through the Closing Date. As used herein, “Transfer” shall mean the following: (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) promulgated thereunder with respect to, any of the Holder’s Shares, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Holder’s Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(c) In furtherance of the covenants in paragraphs 2(a) and 2(b): (x) Holder hereby irrevocably waives, on behalf of itself and its controlled affiliates, the Redemption Rights, and irrevocably constitutes and appoints the Company and its designees, with full power of substitution, as its (and its controlled affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of paragraph 2(a) above with respect to any Holder’s Shares and to cause the Company’s transfer agent to fail to redeem such Holder’s Shares in connection with the Business Combination, (y) Holder shall deliver such documentation as is reasonably requested by the Company to evidence that none of the Holder’s Shares have been redeemed or Transferred, and (z) in the event of a breach of paragraph 2(a) or 2(b) with respect to any Holder’s Shares (the “Transferred/Redeemed Shares”), Holder unconditionally and irrevocably agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the Closing Date a number of Class A ordinary shares of the Company equal to the number of such Transferred/Redeemed Shares, for a per share purchase price equal to the amount to be received by public shareholders of the Company exercising their Redemption Rights in connection with the Business Combination.

(d) The Company acknowledges and agrees that the Holder and/or its controlled affiliates may own additional public shares in excess of the Holder’s Shares (the “Other Shares”) and that nothing herein shall restrict any rights of the Holder with respect to such Other Shares including, without limitation, the Redemption Rights or to otherwise exercise any right with respect to such Other Shares.

3. Agreement to Vote. Holder covenants and agrees that Holder and its controlled affiliates shall:

(a) vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, all of the Holder’s Shares (i) in favor of the Merger Agreement, the Business Combination and each other proposal brought by the Company in connection with the Business Combination, (ii) in favor of any proposal brought by the Company to adjourn the shareholder meeting called in connection with the Business Combination, (iii) against any proposal in opposition to approval of the Business Combination or in competition with or inconsistent with the Merger Agreement, the Business Combination or the transactions contemplated thereby, and (iv) against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or (2) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, the Company; and

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(b) appear at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, in person or by proxy, or otherwise cause all of the Holder’s Shares to be counted as present thereat for purposes of establishing a quorum.

4. Covenants of the Holder. Holder hereby agrees to permit the Company to publish and disclose Holder’s identity, ownership of the Holder’s Shares and any Other Shares and the nature of Holder’s commitments, arrangements and understandings under this Agreement and a copy of this Agreement, in (a) the proxy materials filed by the Company with the SEC in connection with the Business Combination, (b) any Form 8-K filed by the Company with the SEC in connection with the execution and delivery of this Agreement, or in connection with the Business Combination, and (c) any other documents or communications provided by the Company or the Company to any governmental authority or to the Company’s shareholders, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities. Holder agrees that it shall not, and shall cause its affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement.

5. Other Non-Redemption Agreements. The Company shall not enter into Other Non-Redemption Agreements representing an aggregate value of Public Shares which, together with the value of Public Shares subject to this Non-Redemption Agreement, would exceed $12,000,000.

6. Additional Financing. For a period of seven (7) months following the Closing Date, the Company shall not consummate an equity or equity-linked financing at a per share price less than $5.00 per share. The covenant set forth in this paragraph 6 will survive the consummation of the Business Combination.

7. Miscellaneous.

(a) Holder acknowledges that the Company will rely on the representations, warranties, acknowledgments, understandings and agreements contained in this Agreement. Holder agrees to promptly notify the Company if any of the representations, warranties, acknowledgments, understandings or agreements set forth herein are no longer accurate in all material respects.

(b) Each of the Company and the Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Neither this Agreement nor any rights that may accrue to Holder hereunder may be transferred or assigned. Neither this Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned, except to the Target.

(d) This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(e) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(f) Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns,

(g) Holder acknowledges that the Company has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Holder agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement or otherwise; provided, that such release and waiver of Claims shall not include any rights or claims of Holder or any of its controlled affiliates to exercise Redemption Rights with respect to the Other Shares. In the event Holder has any Claim against the Company, Holder shall pursue such Claim solely against the Company’s assets outside the Trust Account and not against the property or any monies in the Trust Account. Holder agrees and acknowledges that such

Annex A-1-77

waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and Holder further intends and understands such waiver to be valid, binding and enforceable under applicable law. In the event Holder commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Company’s shareholders, whether in the form of monetary damages or injunctive relief, Holder shall be obligated to pay to the Company all of its legal fees and costs reasonably incurred in connection with any such action in the event that the Company prevails in such action or proceeding.

(h) If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(i) This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(j) Holder shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.

(k) Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (c) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to Holder, to such address or addresses set forth on the signature page hereto;

If to the Company, to:

BYTE Acquisition Corp
445 Park Avenue, 9th Floor
New York, NY 10022
Attn:	Sam Gloor
Email:	sam.gloor@bytespac.com

with a required copy to (which copy shall not constitute notice):

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention:	Elliott Smith
Email:	elliott.smith@whitecase.com

(l) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 7(l) shall not be required to provide any bond or other security in connection with any such injunction

Annex A-1-78

(m) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(n) Any claim, action, suit, assessment, arbitration or proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such claim, action, suit, assessment, arbitration or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such claim, action, suit, assessment, arbitration or proceeding shall be heard and determined only in any such court, and agrees not to bring any claim, action, suit, assessment, arbitration or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, assessment, arbitration or proceeding brought pursuant to this paragraph 7(o). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(o) Holder hereby covenants and agrees that, except for this Agreement, it (i) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Holder’s Shares and (ii) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Holder’s Shares that is inconsistent with this Agreement.

(p) Nothing contained in this Agreement shall be deemed to vest in the Company or its subsidiaries any direct or indirect ownership or incidence of ownership of or with respect to the Holder’s Shares. All rights, ownership and economic benefits of and relating to the Holder’s Shares of the Holder shall remain fully vested in and belong to the Holder, and none of the Company or its subsidiaries shall have no authority to direct the Holder in the voting or disposition of any of the Holder’s Shares, except as otherwise provided herein.

(q) Holder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company and its subsidiaries in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

(r) If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

[Signature Page Follows]

Annex A-1-79

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:
BYTE ACQUISITION CORP.
By:
Name:	Sam Gloor
Title:	Chief Executive Officer and
Chief Financial Officer
HOLDER:
[ ]
By:
Name:
Title:
Address for Notices:
Attention:
Email:
Solely for the purpose of acknowledging the post-closing
covenant set forth in paragraph 6 of this Agreement:
AIRSHIP AI HOLDINGS, INC.
By:
Name:	Victor Huang
Title:	Chief Executive Officer
Annex A-1-80

EXHIBIT G-2

Form of Non-Redemption Agreement

(See attached)

Annex A-1-81

NON-REDEMPTION AGREEMENT

THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of _____________, 2023, is made by and between BYTE Acquisition Corp., a Cayman Islands exempted company (the “Company”), the undersigned shareholder (the “Holder”), and, solely for the purpose of acknowledging the post-closing covenant in paragraph 6 of this Agreement, Airship AI Holdings, Inc. (the “Target”).

RECITALS

WHEREAS, the Company has entered into the Merger Agreement (“Merger Agreement”), dated as of June 27, 2023, with the Target and Byte Merger Sub, Inc. (“Merger Sub”), pursuant to which, at the closing of the transactions contemplated therein, the Company will domesticate as a Delaware corporation and, following such domestication, the Target will merge with and into Merger Sub, with Target surviving as a wholly-owned subsidiary of the Company (collectively, the “Business Combination”);

WHEREAS, the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), provides that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share, initially sold as part of the units in the Company’s initial public offering (whether they were purchased in such initial public offering or thereafter in the open market) (the “Public Shares”) in connection with the consummation of the Business Combination, on the terms set forth in the Articles (“Redemption Rights”);

WHEREAS, Section 6.10 of the Merger Agreement requires the Company to, no later than the Non-Redemption Agreement End Date (as defined in the Merger Agreement), enter into non-redemption agreements pursuant to which, among other things, investors will commit to hold or acquire, as applicable, and not to exercise Redemption Rights with respect to an aggregate of $7,000,000 of Public Shares in connection with the Business Combination;

WHEREAS, in furtherance of the Company’s obligations under Section 6.10 of the Merger Agreement, Holder wishes to acquire from shareholders of the Company $[•] in aggregate value of Public Shares (the “Holder’s Shares”), either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to shareholders who exercise Redemption Rights (the “Redemption Price”), prior to the closing date of the Business Combination (the “Closing Date”) and to agree to waive its Redemption Rights and hold the Holder’s Shares through the Closing Date, and to agree to vote the Holder’s Shares in favor of the Business Combination and related matters set forth herein; and

WHEREAS, on or prior to the Closing Date, the Company expects to enter into other agreements (the “Other Non-Redemption Agreements”) with certain other investors and/or shareholders (the “Other Holders”) pursuant to which such Other Holders will agree to waive their Redemption Rights.

NOW, THEREFORE, in consideration of the foregoing and the mutual acknowledgments, understandings, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Holder hereby agree as follows:

1. Representations and Warranties of Holder. Holder represents and warrants that:

(a) Holder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holder and, assuming due authorization and execution by each other party hereto, constitutes a valid and binding agreement of Holder enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement by Holder does not, and the performance by Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Holder or applicable law to which Holder or the Holder’s Shares is subject, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon Holder or any Holder’s Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Holder of its obligations under this Agreement.

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(c) As of the date of this Agreement, (i) there is no action, claim, suit, audit, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority pending against Holder or, to the knowledge of Holder, threatened against Holder and (ii) Holder is not a party to or subject to the provisions of any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, in each case, that questions the beneficial or record ownership of the Holder’s Shares or the validity of this Agreement or would reasonably be expected to prevent or materially delay, impair or adversely affect the performance by Holder of its obligations under this Agreement.

2. Purchase of Shares; Waiver of Redemption Rights.

(a) Holder shall purchase the Holder’s Shares, at a price no higher than the Redemption Price, from third parties in the open market or through privately negotiated transactions, including from shareholders of the Company that elect to exercise Redemption Rights. In order to effectuate the foregoing, to the extent legally permitted to do so, Holder shall purchase Holder’s Shares at any time and from time to time prior to the Closing Date.

(b) Holder acknowledges that it will have Redemption Rights with respect to the Holder’s Shares purchased hereunder pursuant to the Articles. Holder covenants and agrees, for the benefit of the Company, that neither it nor any of its controlled affiliates shall exercise any Redemption Rights under the Articles with respect to the Holder’s Shares.

(c) Holder and its controlled affiliates shall not directly or indirectly Transfer the Holder’s Shares at any time following the date such shares are acquired through the Closing Date. As used herein, “Transfer” shall mean the following: (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) promulgated thereunder with respect to, any of the Holder’s Shares, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Holder’s Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(d) In furtherance of the covenants in paragraphs 2(b) and 2(c): (x) Holder hereby irrevocably waives, on behalf of itself and its controlled affiliates, the Redemption Rights, and irrevocably constitutes and appoints the Company and its designees, with full power of substitution, as its (and its controlled affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of paragraph 2(b) above with respect to any Holder’s Shares and to cause the Company’s transfer agent to fail to redeem such Holder’s Shares in connection with the Business Combination, (y) Holder shall deliver such documentation as is reasonably requested by the Company to evidence that none of the Holder’s Shares have been redeemed or Transferred, and (z) in the event of a breach of paragraph 2(b) or 2(c) with respect to any Holder’s Shares (the “Transferred/Redeemed Shares”), Holder unconditionally and irrevocably agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the Closing Date a number of Class A ordinary shares of the Company equal to the number of such Transferred/Redeemed Shares, for a per share purchase price equal to the amount to be received by public shareholders of the Company exercising their Redemption Rights in connection with the Business Combination.

(e) The Company acknowledges and agrees that the Holder and/or its controlled affiliates may own additional public shares in excess of the Holder’s Shares (the “Other Shares”) and that nothing herein shall restrict any rights of the Holder with respect to such Other Shares including, without limitation, the Redemption Rights or to otherwise exercise any right with respect to such Other Shares.

3. Agreement to Vote. Holder covenants and agrees that Holder and its controlled affiliates shall:

(a) vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, all of the Holder’s Shares (i) in favor of the Merger Agreement, the Business Combination and each other proposal brought by the Company in connection with the Business Combination, (ii) in favor of any proposal brought by the Company to adjourn the shareholder meeting called in connection with the Business Combination, (iii) against

Annex A-1-83

any proposal in opposition to approval of the Business Combination or in competition with or inconsistent with the Merger Agreement, the Business Combination or the transactions contemplated thereby, and (iv) against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or (2) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, the Company; and

(b) appear at any meeting of the shareholders of the Company, however called, or at any adjournment thereof, in person or by proxy, or otherwise cause all of the Holder’s Shares to be counted as present thereat for purposes of establishing a quorum.

4. Covenants of the Holder. Holder hereby agrees to permit the Company to publish and disclose Holder’s identity, ownership of the Holder’s Shares and any Other Shares and the nature of Holder’s commitments, arrangements and understandings under this Agreement and a copy of this Agreement, in (a) the proxy materials filed by the Company with the SEC in connection with the Business Combination, (b) any Form 8-K filed by the Company with the SEC in connection with the execution and delivery of this Agreement, or in connection with the Business Combination, and (c) any other documents or communications provided by the Company or the Company to any governmental authority or to the Company’s shareholders, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities. Holder agrees that it shall not, and shall cause its affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement.

5. Other Non-Redemption Agreements. The Company shall not enter into Other Non-Redemption Agreements representing an aggregate value of Public Shares which, together with the value of Public Shares subject to this Non-Redemption Agreement, would exceed $12,000,000.

6. Additional Financing. For a period of seven (7) months following the Closing Date, the Company shall not consummate an equity or equity-linked financing at a per share price less than $5.00 per share. The covenant set forth in this paragraph 6 will survive the consummation of the Business Combination.

7. Miscellaneous.

(a) Holder acknowledges that the Company will rely on the representations, warranties, acknowledgments, understandings and agreements contained in this Agreement. Holder agrees to promptly notify the Company if any of the representations, warranties, acknowledgments, understandings or agreements set forth herein are no longer accurate in all material respects.

(b) Each of the Company and the Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Neither this Agreement nor any rights that may accrue to Holder hereunder may be transferred or assigned. Neither this Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned, except to the Target.

(d) This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(e) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(f) Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns,

(g) Holder acknowledges that the Company has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Holder agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably

Annex A-1-84

waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement or otherwise; provided, that such release and waiver of Claims shall not include any rights or claims of Holder or any of its controlled affiliates to exercise Redemption Rights with respect to the Other Shares. In the event Holder has any Claim against the Company, Holder shall pursue such Claim solely against the Company’s assets outside the Trust Account and not against the property or any monies in the Trust Account. Holder agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and Holder further intends and understands such waiver to be valid, binding and enforceable under applicable law. In the event Holder commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Company’s shareholders, whether in the form of monetary damages or injunctive relief, Holder shall be obligated to pay to the Company all of its legal fees and costs reasonably incurred in connection with any such action in the event that the Company prevails in such action or proceeding.

(h) If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(i) This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(j) Holder shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.

(k) Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (c) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to Holder, to such address or addresses set forth on the signature page hereto;

If to the Company, to:

BYTE Acquisition Corp
445 Park Avenue, 9th Floor
New York, NY 10022
Attn:	Sam Gloor
Email:	sam.gloor@bytespac.com

with a required copy to (which copy shall not constitute notice):

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention:	Elliott Smith
Email:	elliott.smith@whitecase.com

(l) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and

Annex A-1-85

other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph 7(l) shall not be required to provide any bond or other security in connection with any such injunction

(m) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(n) Any claim, action, suit, assessment, arbitration or proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such claim, action, suit, assessment, arbitration or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such claim, action, suit, assessment, arbitration or proceeding shall be heard and determined only in any such court, and agrees not to bring any claim, action, suit, assessment, arbitration or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, assessment, arbitration or proceeding brought pursuant to this paragraph 7(o). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(o) Holder hereby covenants and agrees that, except for this Agreement, it (i) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Holder’s Shares and (ii) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Holder’s Shares that is inconsistent with this Agreement.

(p) Nothing contained in this Agreement shall be deemed to vest in the Company or its subsidiaries any direct or indirect ownership or incidence of ownership of or with respect to the Holder’s Shares. All rights, ownership and economic benefits of and relating to the Holder’s Shares of the Holder shall remain fully vested in and belong to the Holder, and none of the Company or its subsidiaries shall have no authority to direct the Holder in the voting or disposition of any of the Holder’s Shares, except as otherwise provided herein.

(q) Holder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company and its subsidiaries in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

(r) If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

[Signature Page Follows]

Annex A-1-86

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:
BYTE ACQUISITION CORP.
By:
Name:	Sam Gloor
Title:	Chief Executive Officer and
Chief Financial Officer
HOLDER:
[ ]
By:
Name:
Title:
Address for Notices:
Attention:
Email:
Solely for the purpose of acknowledging the post-closing
covenant set forth in paragraph 6 of this Agreement:
AIRSHIP AI HOLDINGS, INC.
By:
Name:	Victor Huang
Title:	Chief Executive Officer

Annex A-1-87

Annex A-2

FIRST AMENDMENT TO MERGER AGREEMENT

This First Amendment to Merger Agreement (this “Amendment”) is made as of this 22nd day of September 2023, by and among Airship AI Holdings, Inc., a Washington corporation (the “Company”), BYTE Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Agreement)) (“Parent”), and BYTE Merger Sub, Inc., a Washington corporation (“Merger Sub”). The Company, Parent and Merger Sub are sometimes referred to herein, individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given such terms in the Agreement (as defined below).

WITNESSETH:

WHEREAS, the Parties entered into that certain Merger Agreement, dated June 27, 2023 (the “Agreement”) that provides that, among other things, (i) Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent, (ii) contemporaneous with the Merger, the Surviving Corporation will change its name to “Airship AI, Inc.” and (iii) Parent will change its name to “Airship AI Holdings, Inc.”;

WHEREAS, Section 10.1(a) of the Agreement provides, among other things, that, in the event that the Closing of the transactions contemplated therein has not occurred on or before the Outside Closing Date, the Company and Parent shall have the right to terminate the Agreement without liability to the other party, by giving written notice to the other at any time after the Outside Closing Date;

WHEREAS, the Parties wish to amend the Agreement to extend the Outside Closing Date; and

WHEREAS, Section 11.2(a) of the Agreement provides that the Agreement may be amended by a writing signed by each Party.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, being all of the parties to the Agreement, hereby agree as follows:

1.      Amendment to the Agreement. Effective as of the date of this Amendment:

a.      Section 10.1(a)(i) of the Agreement is amended and restated in its entirety as provided below:

“(i) the Closing of the transactions contemplated hereunder has not occurred on or before the latest of (A) September 25, 2023, (B) if the Extension Proposal is approved, March 26, 2024 and (C) if one or more extensions to a date following March 26, 2024 with the Company’s approval are obtained at the election of Parent, with Parent shareholder vote, in accordance with the Parent Articles, the last date for Parent to consummate a Business Combination pursuant to such extensions (the “Outside Closing Date”);”

2.      No Other Amendments. Except as specifically deemed amended as set forth herein, the Agreement shall remain in full force and effect in accordance with its terms. The amendments provided in this Amendment shall be applicable solely with respect to those matters expressly provided herein and no other amendments, waivers or consents may be construed or implied. This Amendment, together with all documents referenced herein, and the other Ancillary Agreements constitutes the entire agreement between the Parties, and merges and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

3.      Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.      Miscellaneous. The provisions of Section 11.1 (Notices), Section 11.2 (Amendments; No Waivers; Remedies), Section 11.6 (No Assignment or Delegation), Section 11.7 (Governing Law), Section 11.10 (Severability), Section 11.13 (Waiver), Section 11.15 (Waiver of Jury Trial), Section 11.16 (Submission to Jurisdiction), Section 11.18 (Remedies) and Section 11.19 (Non-Recourse) of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

Annex A-2-1

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

Parent:
BYTE ACQUISITION CORP.
By:	/s/ Samuel Gloor
	Name:	Samuel Gloor
	Title:	Chief Executive Officer and Chief Financial Officer
Merger Sub:
BYTE MERGER SUB, INC.
By:	/s/ Samuel Gloor
	Name:	Samuel Gloor
	Title:	Chief Executive Officer, President and Secretary
Company:
AIRSHIP AI HOLDINGS, INC.
By:	/s/ Victor Huang
	Name:	Victor Huang
	Title:	Chief Executive Officer

Annex A-2-2

Annex B-1

CERTIFICATE OF INCORPORATION
OF
AIRSHIP AI HOLDINGS, INC.

ARTICLE I

The name of the corporation is Airship AI Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 3411 Silverside Road Tatnall Building #104, Wilmington, County of New Castle, DE 19810. The name of its registered agent at such address is Corporate Creations Network, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 205,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 200,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 5,000,000, having a par value of $0.0001 per share.

ARTICLE V

The powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting.

a. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter properly submitted to a vote of stockholders of the Corporation and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of any outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

b. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Annex B-1-1

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends and other distributions on the Common Stock when, as and if declared by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock on an equal priority, pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK.

1. Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors from time to time to issue any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

3. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, or Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation filed with respect to any series of Preferred Stock.

ARTICLE VI

The name and mailing address of the Sole Incorporator is as follows:

Name:	Address:
[•]	[•]

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The names and mailing addresses of the persons who are to serve as the directors of the Corporation until the first annual meeting of stockholders of the Corporation, until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, or removal from office, are as follows:

Name:	Address:
Victor Huang	c/o Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052
Derek Xu	c/o Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052
Peeyush Ranjan	c/o Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052
Louis Lebedin	c/o Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052
Amit Mital	c/o Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052

Annex B-1-2

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. There shall be one class of directors. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, commencing at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and at each annual meeting of the stockholders thereafter, directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the bylaws of the Corporation (as such bylaws may be amended from time to time, the “Bylaws”).

C. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

D. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of any outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VII, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of any series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any

Annex B-1-3

Certificate of Designation in respect of any series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VIII

A. For so long as the Corporation qualifies as a Controlled Company (as defined in Section 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the stockholders of the Corporation may be effected at an annual or special meeting of the stockholders of the Corporation, or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE IX

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection or increase the liability of any director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Annex B-1-4

ARTICLE X

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article X(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B. The Corporation shall not engage in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of sixty-six and two thirds percent (662/3%) of all of the then outstanding shares of stock of the Corporation which is not owned by the interested stockholder.

C. The restrictions contained in the foregoing Article X(B) shall not apply if:

(1) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article X(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article X(C)(2).

D. For purposes of this Article X, references to:

(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which

Annex B-1-5

such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article X is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 25% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the

Annex B-1-6

date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (a) any Principal Stockholder or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a. beneficially owns such stock, directly or indirectly;

b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8) “Principal Stockholder” means Victor Huang or Derek Xu.

(9) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(10) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE XI

A. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article XI shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article XI. The

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Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XI to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XI shall only be prospective and shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XII

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, if and only if the Chancery Court lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action, suit or proceeding against the Corporation or any current or former director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (vi) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation governed by the internal affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

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B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

C. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D. Any person or entity holding, owning, purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

Article XIII

A. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Principal Stockholders and their Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B. None of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this Article XIII. Subject to Section C of this Article XIII, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

C. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XIII shall not apply to any such corporate opportunity.

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D. In addition to and notwithstanding the foregoing provisions of this Article XIII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E. Solely for purposes of this Article XIII, “Affiliate” shall mean (a) in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Principal Stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

F. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

ARTICLE XIV

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary or any provision of law which might otherwise permit a lesser vote or no vote, in addition to any vote required by applicable law or by this Certificate of Incorporation, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of sixty-six and two thirds percent (662/3%) of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and this Article XIV.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other circumstances shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[Remainder of page intentionally left blank.]

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I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand as of            , 2023.

[•]
Sole Incorporator

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Annex B-2

Bylaws
of
AIRSHIP AI HOLDINGS, INC.

Article I — Corporate Offices

1.1 Registered Office. The address of the registered office of Airship AI Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II — Meetings of Stockholders

2.1 Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting. The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting. Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation. No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-

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year anniversary of the preceding year’s annual meeting (which date shall be December 15, 2023, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the business combination contemplated by that certain Merger Agreement dated as of June 27, 2023 by and between BYTE Acquisition Corp., Airship AI Holdings, Inc. and BYTE Merger Sub, Inc. (the “Merger Agreement”)); provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”)) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall

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not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to

Annex B-2-3

affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

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(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if any Nominating Person giving notice provided by this Section 2.5 provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the

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Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

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(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on

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the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting. Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The

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Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election. Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III — Directors

3.1 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors. Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the next annual meeting and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the

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Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings. Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum. At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

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3.9 Board Action without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV — Committees

4.1 Committees of Directors. The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any Bylaw of the Corporation.

4.2 Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined as set forth in the charter of the applicable committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3 Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

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Article V — Officers

5.1 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers. The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6 Representation of Shares of Other Corporations. The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI — Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

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Article VII — General Matters

7.1 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates. The shares of the Corporation may be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates. Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends. The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

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The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock. Subject to the restrictions set forth in Section 7.14, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12 Registered Stockholders. The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

7.14 Lock-Up.

(a) During the applicable Lock-up Period (as defined below), the Lock-up Holders (as defined below) may not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any transaction specified above, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares. With respect to the First Operating Performance Milestone Shares (as defined below), the restrictions set forth in this Section 7.14 shall not be deemed to contradict, limit, or otherwise supersede the earnout provisions set forth in Section 3.7 of the Merger Agreement.

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(b) In furtherance of the foregoing, during the applicable Lock-up Period, the Corporation will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Corporation’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Section 7.14 and direct the Corporation’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Section 7.14. In addition to any other applicable legends, each certificate or book entry position representing the Lock-up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(c) Notwithstanding the foregoing, and subject to the conditions below, the Lock-up Holders may transfer Lock-up Shares in connection with (each, a “Permitted Transfer”): (i) transfers or distributions to the Lock-up Holder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), including any investment fund, special purpose vehicle or other entity that controls or manages, is under common control or management with, or is controlled or managed by, the Lock-up Holder, or to the estates of any of the foregoing; (ii) transfers by bona fide gift or gifts to a member of the Lock-up Holder’s immediate family or to a trust, the beneficiary of which is the Lock-up Holder or a member of the Lock-up Holder’s immediate family for estate planning purposes; (iii) by virtue of a will, testamentary document or the laws of descent and distribution upon death of the Lock-up Holder; (iv) pursuant to a qualified domestic relations order or as required by a divorce settlement; (v) transfers to the Corporation’s officers, directors or their affiliates; (vi) pledges of Lock-up Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Lock-up Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers; (vii) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of the Corporation or which results in all of the holders of Corporation Common Stock having the right to exchange their Corporation Common Stock for cash, securities or other property subsequent to the consummation of such transaction; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares shall remain subject to the restrictions set forth in this Section 7.14; (viii) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the applicable Lock-up Period; (ix) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase Corporation Common Stock or the vesting of stock-based awards, provided that any Corporation Common Stock issued upon such exercise or vesting shall become Lock-up Shares subject to this Section 7.14; (x) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase Corporation Common Stock, to the extent the instruments representing such options permit exercises on a cashless basis and provided that any Corporation Common Stock issued upon such exercise shall become Lock-up Shares subject to this Section 7.14; and (xi) to the extent required by any legal or regulatory order.

(d) Notwithstanding the other provisions set forth in this Section 7.14 or any other provision contained herein, the Board may, in its sole discretion, determine to waive, amend, or repeal the lock-up obligations set forth in this Section 7.14, whether in whole or in part; provided, that, during the Lock-up Period, any such waiver, amendment or repeal of any lock-up obligations set forth in Section 7.14, and any waiver, amendment or repeal of this Section 7.14(d), shall require the unanimous approval of the directors.

(e) Certain Definitions.

“Corporation Common Stock” means the shares of common stock, par value $0.0001 per share, of the Corporation.

“First Operating Performance Milestone Shares” means the shares of Corporation Common Stock issued to Lock-up Holders pursuant to Section 3.7(a)(i)(A) of the Merger Agreement.

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“Lock-up Holders” means the holders of Corporation Common Stock issued (i) as consideration pursuant to the merger of BYTE Merger Sub, Inc., a Washington corporation, with and into Airship AI Holdings, Inc., a Washington corporation, in accordance with the Merger Agreement (such transaction, the “Airship Transaction”), including the First Operating Performance Milestone Shares or (ii) upon the exercise of Converted Warrants in respect of the Earnout Warrants, Converted Stock Options or Converted SARs (each as defined in the Merger Agreement) outstanding as of immediately following the consummation of the Airship Transaction (the “Closing” and the date of the Closing, the “Closing Date”). The term “Lock-up Holders” includes the Permitted Transferees of any such holders.

“Lock-up Period” means (x) with respect to all Lock-up Shares other than the First Operating Performance Milestone Shares, the period beginning on the Closing Date and ending on the date that is one hundred eighty (180) days after the Closing Date, and (y) with respect to any First Operating Performance Milestone Shares, the period beginning on the date such shares are issued to the Lock-up Holder and ending on the date that is twelve (12) months after the date such shares are issued to the Lock-up Holder; and the term “Lock-up Periods” means both periods described in the foregoing clauses (x) and (y).

“Lock-up Shares” means (x) the Corporation Common Stock and any other equity securities convertible into or exercisable or exchangeable for or representing the rights to receive Corporation Common Stock, if any, held by the Lock-up Holders immediately following the Closing and (y) any First Operating Performance Milestone Shares issued to the Lock-up Holders subsequent to the Closing; provided, however, that such Lock-up Shares shall not include Corporation Common Stock acquired by such Holder in open market transactions during the Lock-up Periods.

“Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

Article VIII — Notice

8.1 Delivery of Notice; Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

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Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX — Indemnification

9.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent, or trustee or in any other capacity while serving as a director, officer, employee, agent, or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys’ fees and expenses, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 9.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

9.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 9.1, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees and expenses) incurred in defending or participating as a witness in any proceeding to such indemnitee in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article (which shall be governed by Section 9.3) (any such payment, an “advancement of expenses”); provided, however, that an advancement of expenses incurred by an indemnitee in such indemnitee’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including service to an employee benefit plan) shall, subject to applicable provisions of the DGCL, be made solely upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Sections 9.1 and 9.2 or otherwise.

9.3 Right of Indemnitee to Bring Suit. If an indemnitee’s claim under Section 9.1 or 9.2 is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) twenty (20) days after a written claim for advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (x) any suit brought by the indemnitee to enforce a right to indemnification under this Article (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), it shall be a defense that, and (y) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in Delaware law or these Bylaws. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable

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standard of conduct nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses under this Article or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses, as the case may be, under this Article or otherwise shall be on the Corporation.

9.4 Indemnification Not Exclusive. The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee, or agent of the Corporation and as to action in any other capacity.

9.5 Nature of Rights. The rights conferred upon indemnitees in this Article shall be contract rights, and such rights shall continue as to an indemnitee who has ceased to be a director, officer, or trustee and shall inure to the benefit of the indemnitee’s heirs, executors, and administrators. Any amendment, alteration, or repeal of this Article that adversely affects any right of any indemnitee or any of its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Article X — Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI — Definitions

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex C

AIRSHIP AI HOLDINGS, INC.

2023 EQUITY INCENTIVE PLAN

Article I
PURPOSE

The purpose of this Airship AI Holdings, Inc. 2023 Equity Incentive Plan (the “Plan”) is to benefit Airship AI Holdings, Inc., a Delaware corporation (the “Company”) and its stockholders, by assisting the Company and its subsidiaries to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its Affiliates, and to align the interests of such service providers with those of the Company’s stockholders. Accordingly, the Plan provides for the granting of Non-qualified Stock Options, Incentive Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Appreciation Rights, Performance Stock Awards, Performance Unit Awards, Unrestricted Stock Awards, Distribution Equivalent Rights or any combination of the foregoing.

Article II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

2.1 “Affiliate” shall mean (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

2.2 “Award” shall mean, individually or collectively, any Option, Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award, Performance Unit Award, Stock Appreciation Right, Distribution Equivalent Right or Unrestricted Stock Award.

2.3 “Award Agreement” shall mean a written agreement between the Company and the Holder with respect to an Award, setting forth the terms and conditions of the Award, as amended.

2.4 “Board” shall mean the Board of Directors of the Company.

2.5 “Base Value” shall have the meaning given to such term in Section 14.2.

2.6 “Cause” shall mean (i) if the Holder is a party to an employment or service agreement with the Company or an Affiliate which agreement defines “Cause” (or a similar term), “Cause” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Cause” shall mean termination by the Company or an Affiliate of the employment (or other service relationship) of the Holder by reason of the Holder’s (A) intentional failure to perform reasonably assigned duties, (B) dishonesty or willful misconduct in the performance of the Holder’s duties, (C) involvement in a transaction which is materially adverse to the Company or an Affiliate, (D) breach of fiduciary duty involving personal profit, (E) willful violation of any law, rule, regulation or court order (other than misdemeanor traffic violations and misdemeanors not involving misuse or misappropriation of money or property), (F) commission of an act of fraud or intentional misappropriation or conversion of any asset or opportunity of the Company or an Affiliate, or (G) material breach of any provision of the Plan or the Holder’s Award Agreement or any other written agreement between the Holder and the Company or an Affiliate, in each case as determined in good faith by the Board, the determination of which shall be final, conclusive and binding on all parties.

2.7 “Change of Control” shall mean, except as otherwise provided in an Award Agreement, (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines “Change of Control” (or a similar term), “Change of Control” shall have the same meaning as provided for in such

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agreement, or (ii) for a Holder who is not a party to such an agreement, “Change of Control” shall mean the satisfaction of any one or more of the following conditions (and the “Change of Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied):

(a) Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

(b) The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Shares immediately prior to the Business Combination have substantially the same proportionate ownership of the common stock or ordinary shares, as applicable, of the surviving corporation immediately after the Business Combination as immediately before;

(c) The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any entity that is not an Affiliate;

(d) The approval by the holders of shares of Shares of a plan of complete liquidation of the Company, other than a merger of the Company into any subsidiary or a liquidation as a result of which persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock or ordinary shares, as applicable, of the surviving corporation immediately after such liquidation as immediately before; or

(e) Within any twenty-four (24) month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from paragraphs (a), (b), (c), or (d) of this definition).

Notwithstanding the foregoing, solely for the purpose of determining the timing of any payments pursuant to any Award constituting a “deferral of compensation” subject to Code Section 409A, a Change of Control shall be limited to a “change in the ownership of the Company,” a “change in the effective control of the Company,” or a “change in the ownership of a substantial portion of the assets of the Company” as such terms are defined in Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

2.8 “Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

2.9 “Committee” shall mean a committee comprised of two (2) or more members of the Board who are selected by the Board as provided in Section 4.1.

2.10 “Company” shall have the meaning given to such term in the introductory paragraph, including any successor thereto.

2.11 “Consultant” shall mean any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

2.12 “Director” shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

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2.13 “Distribution Equivalent Right” shall mean an Award granted under Article XIII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Shares during the period the Holder held the Distribution Equivalent Right.

2.14 “Distribution Equivalent Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

2.15 “Effective Date” shall mean [•], 2023.

2.16 “Employee” shall mean any employee, including any officer, of the Company or an Affiliate.

2.17 “Exchange Act” shall mean the United States of America Securities Exchange Act of 1934, as amended.

2.18 “Fair Market Value” shall mean, as of any date, the value of a share of Stock determined as follows:

(a) If the Stock is listed on any established stock exchange or a national market system, the per share closing sales price for shares of Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Stock will be the mean between the high bid and low asked per share prices for the Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value will be determined in good faith by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose).

(d) Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.

2.19 “Family Member” of an individual shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets, and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

2.20 “Holder” shall mean an Employee, Director or Consultant who has been granted an Award or any such individual’s beneficiary, estate or representative, who has acquired such Award in accordance with the terms of the Plan, as applicable.

2.21 “Incentive Stock Option” shall mean an Option which is designated by the Committee as an “incentive stock option” and conforms to the applicable provisions of Section 422 of the Code.

2.22 “Incumbent Director” shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

2.23 “Independent Third Party” means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.

2.24 “Non-qualified Stock Option” shall mean an Option which is not designated by the Committee as an Incentive Stock Option.

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2.25 “Option” shall mean an Award granted under Article VII of the Plan of an option to purchase Shares and shall include both Incentive Stock Options and Non-qualified Stock Options.

2.26 “Option Agreement” shall mean a written agreement between the Company and a Holder with respect to an Option.

2.27 “Performance Criteria” shall mean the criteria selected by the Committee for purposes of establishing the Performance Goal(s) for a Holder for a Performance Period.

2.28 “Performance Goals” shall mean, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon the Performance Criteria, which may be related to the performance of the Holder, the Company or an Affiliate.

2.29 “Performance Period” shall mean one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of the Performance Goals shall be measured for purposes of determining a Holder’s right to, and the payment of, a Performance Stock Award or a Performance Unit Award.

2.30 “Performance Stock Award” or “Performance Stock” shall mean an Award granted under Article XII of the Plan under which, upon the satisfaction of predetermined Performance Goals, Shares are paid to the Holder.

2.31 “Performance Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Stock Award.

2.32 “Performance Unit Award” or “Performance Unit” shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined Performance Goals, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

2.33 “Performance Unit Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

2.34 “Plan” shall mean this Airship AI Holdings, Inc. 2023 Equity Incentive Plan, as amended from time to time, together with each of the Award Agreements utilized hereunder.

2.35 “Restricted Stock Award” and “Restricted Stock” shall mean an Award granted under Article VIII of the Plan of Shares, the transferability of which by the Holder is subject to Restrictions.

2.36 “Restricted Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

2.37 “Restricted Stock Unit Award” and “RSUs” shall refer to an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a payment in cash or Shares shall be made to the Holder, based on the number of Units awarded to the Holder.

2.38 “Restricted Stock Unit Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

2.39 “Restriction Period” shall mean the period of time for which Shares subject to a Restricted Stock Award shall be subject to Restrictions, as set forth in the applicable Restricted Stock Agreement.

2.40 “Restrictions” shall mean the forfeiture, transfer and/or other restrictions applicable to Shares awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Stock Award and set forth in a Restricted Stock Agreement.

2.41 “Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

2.42 “Shares” or “Stock” shall mean the common stock of the Company, par value $0.0001 per share.

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2.43 “Stock Appreciation Right” or “SAR” shall mean an Award granted under Article XIV of the Plan of a right, granted alone or in connection with a related Option, to receive a payment equal to the increase in value of a specified number of Shares between the date of Award and the date of exercise.

2.44 “Stock Appreciation Right Agreement” shall mean a written agreement between the Company and a Holder with respect to a Stock Appreciation Right.

2.45 “Tandem Stock Appreciation Right” shall mean a Stock Appreciation Right granted in connection with a related Option, the exercise of some or all of which results in termination of the entitlement to purchase some or all of the Shares under the related Option, all as set forth in Article XIV.

2.46 “Ten Percent Stockholder” shall mean an Employee who, at the time an Option is granted to him or her, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

2.47 “Termination of Service” shall mean a termination of a Holder’s employment with, or status as a Director or Consultant of, the Company or an Affiliate, as applicable, for any reason, including, without limitation, Total and Permanent Disability or death, except as provided in Section 6.4. In the event Termination of Service shall constitute a payment event with respect to any Award subject to Code Section 409A, Termination of Service shall only be deemed to occur upon a “separation from service” as such term is defined under Code Section 409A and applicable authorities.

2.48 “Total and Permanent Disability” of an individual shall mean the inability of such individual to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, within the meaning of Section 22(e)(3) of the Code.

2.49 “Unit” shall mean a bookkeeping unit, which represents such monetary amount as shall be designated by the Committee in each Performance Unit Agreement, or represents one Share for purposes of each Restricted Stock Unit Award.

2.50 “Unrestricted Stock Award” shall mean an Award granted under Article IX of the Plan of Shares which are not subject to Restrictions.

2.51 “Unrestricted Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Stock Award.

Article III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of the Effective Date, provided that the Plan is approved by the stockholders of the Company within twelve (12) months of such date.

Article IV
ADMINISTRATION

4.1 Composition of Committee. The Plan shall be administered by the Committee, which shall be appointed by the Board. If necessary, in the Board’s discretion, to comply with Rule 16b-3 under the Exchange Act or relevant securities exchange or inter-dealer quotation service, the Committee shall consist solely of two (2) or more Directors who are each (i) “non-employee directors” within the meaning of Rule 16b-3 and (ii) “independent” for purposes of any applicable listing requirements;. If a member of the Committee shall be eligible to receive an Award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own Award.

4.2 Powers. Subject to the other provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including but not limited to (i) determining which Employees, Directors or Consultants shall receive an Award, (ii) the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), (iii) what type of Award shall be granted, (iv) the term of an Award, (v) the date or dates on which an Award vests, (vi) the form of any payment to be made pursuant to an Award, (vii) the terms and conditions of an Award (including the forfeiture of the Award, and/or any financial gain, if the Holder of the Award violates any applicable restrictive covenant thereof), (viii) the

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Restrictions under a Restricted Stock Award, (ix) the number of Shares which may be issued under an Award, (x) Performance Goals applicable to any Award and certification of the achievement of such goals, and (xi) the waiver of any Restrictions or Performance Goals, subject in all cases to compliance with applicable laws. In making such determinations the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company’s (or the Affiliate’s) success and such other factors as the Committee in its discretion may deem relevant.

4.3 Additional Powers. The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, to determine the terms, restrictions and provisions of each Award and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent the Committee shall deem necessary, appropriate or expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

4.4 Committee Action. Subject to compliance with all applicable laws, action by the Committee shall require the consent of a majority of the members of the Committee, expressed either orally at a meeting of the Committee or in writing in the absence of a meeting. No member of the Committee shall have any liability for any good faith action, inaction or determination in connection with the Plan.

Article V
SHARES SUBJECT TO PLAN AND LIMITATIONS THEREON

5.1 Authorized Shares. The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to any adjustments as necessary pursuant to Article XV, the aggregate number of shares of Stock reserved and available for grant and issuance under the Plan is 4,000,000. In addition, subject to any adjustments as necessary pursuant to Article XV, such aggregate number of shares of Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to 2.0% of the total number of shares of Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Stock. Shares underlying Awards under this Plan that are forfeited, canceled, expire unexercised, or are settled in cash shall be available again for issuance as Awards under the Plan. In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Stock (either actually or by attestation) or by the withholding of Stock by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Stock (either actually or by attestation) or by the withholding of Stock by the Company, then in each such case the shares of Stock so tendered or withheld shall not be added back to the shares of Stock available for grant under the Plan.

5.2 Types of Shares. The Shares to be issued pursuant to the grant or exercise of an Award may consist of authorized but unissued Shares, Shares purchased on the open market or Shares previously issued and outstanding and reacquired by the Company.

5.3 Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 5.1, and subject to Article XV, the aggregate maximum number of shares of Stock that may be issued pursuant to the exercise of Incentive Stock Options is 4,000,000 shares.

5.4 Non-Employee Director Compensation Limit. The maximum number of shares of Stock that may be subject to an Award granted under the Plan during any single fiscal year to any non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed $250,000 in total value (calculating the value of any such Award based on the Fair Market Value on the date of grant of such Award for financial reporting purposes).

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Article VI
ELIGIBILITY AND TERMINATION OF SERVICE

6.1 Eligibility. Awards made under the Plan may be granted solely to individuals who, at the time of grant, are Employees, Directors or Consultants. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include, a Non-qualified Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, an Unrestricted Stock Award, a Distribution Equivalent Right Award, a Performance Stock Award, a Performance Unit Award, a Stock Appreciation Right, a Tandem Stock Appreciation Right, or any combination thereof, and solely for Employees, an Incentive Stock Option.

6.2 Termination of Service. Except to the extent inconsistent with the terms of the applicable Award Agreement and/or the provisions of Section 6.3 or 6.4, the following terms and conditions shall apply with respect to a Holder’s Termination of Service with the Company or an Affiliate, as applicable:

(a) The Holder’s rights, if any, to exercise any then exercisable Options and/or Stock Appreciation Rights shall terminate:

(i) If such termination is for a reason other than the Holder’s Total and Permanent Disability or death, ninety (90) days after the date of such Termination of Service;

(ii) If such termination is on account of the Holder’s Total and Permanent Disability, one (1) year after the date of such Termination of Service; or

(iii) If such termination is on account of the Holder’s death, one (1) year after the date of the Holder’s death.

Upon such applicable date the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Options and Stock Appreciation Rights. Notwithstanding the foregoing, the Committee, in its sole discretion, may provide for a different time period in the Award Agreement, or may extend the time period, following a Termination of Service, during which the Holder has the right to exercise any vested Non-qualified Stock Option or Stock Appreciation Right, which time period may not extend beyond the expiration date of the Award term.

(b) In the event of a Holder’s Termination of Service for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Stock Award and/or Restricted Stock Unit Award, such Restricted Stock and/or RSUs shall immediately be canceled, and the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Stock and/or RSUs.

6.3 Special Termination Rule. Except to the extent inconsistent with the terms of the applicable Award Agreement, and notwithstanding anything to the contrary contained in this Article VI, if a Holder’s employment with, or status as a Director of, the Company or an Affiliate shall terminate, and if, within ninety (90) days of such termination, such Holder shall become a Consultant, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been a Consultant for the entire period during which such Award or portion thereof had been outstanding. Should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her employment or Director status had terminated until such time as his or her Consultant status shall terminate, in which case his or her Award, as it may have been reduced in connection with the Holder’s becoming a Consultant, shall be treated pursuant to the provisions of Section 6.2, provided, however, that any such Award which is intended to be an Incentive Stock Option shall, upon the Holder’s no longer being an Employee, automatically convert to a Non-qualified Stock Option. Should a Holder’s status as a Consultant terminate, and if, within ninety (90) days of such termination, such Holder shall become an Employee or a Director, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been an Employee or a Director, as applicable, for the entire period during which such Award or portion thereof had been outstanding, and, should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her Consultant status had terminated until such time as his or her employment with the Company or an Affiliate, or his or her Director status, as applicable, shall terminate, in which case his or her Award shall be treated pursuant to the provisions of Section 6.2.

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6.4 Termination of Service for Cause. Notwithstanding anything in this Article VI or elsewhere in the Plan to the contrary, and unless a Holder’s Award Agreement specifically provides otherwise, in the event of a Holder’s Termination of Service for Cause, all of such Holder’s then outstanding Awards shall expire immediately and be forfeited in their entirety upon such Termination of Service.

Article VII
OPTIONS

7.1 Option Period. The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is 30 calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the option period.

7.2 Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement

7.3 Special Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Shares with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Stock Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Stock Options that exceeds such threshold shall be treated as Non-qualified Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder’s Options, which were intended by the Committee to be Incentive Stock Options when granted to the Holder, will not constitute Incentive Stock Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an Employee if, at the time the Incentive Stock Option is granted, such Employee is a Ten Percent Stockholder, unless (i) at the time such Incentive Stock Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Shares subject to the Incentive Stock Option, and (ii) such Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. No Incentive Stock Option shall be granted more than ten (10) years from the earlier of the Effective Date or date on which the Plan is approved by the Company’s stockholders. The designation by the Committee of an Option as an Incentive Stock Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for “incentive stock option” status under Section 422 of the Code.

7.4 Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the other provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Stock Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of Shares (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time, in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3, and 6.4, as applicable, specify the effect of Termination of Service on the exercisability of the Option. Moreover, without limiting the generality of the foregoing, a Non-qualified Stock Option Agreement may provide for a “cashless exercise” of the Option, in whole or in part, by (a) establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan as to all or a part of Shares to which he is entitled to receive upon exercise of the Option, pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the Shares from the Company directly to a brokerage firm and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or (b) reducing the number of Shares to be issued upon exercise of the Option by the number of such Shares having an aggregate Fair Market Value equal to the Option price (or portion thereof to be so paid) as of the date of the Option’s exercise. An Option Agreement may also include provisions relating to: (i) subject to the provisions hereof, accelerated vesting of Options, including but not limited to, upon the

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occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Option Agreements need not be identical.

7.5 Option Price and Payment. The price at which a Share may be purchased upon exercise of an Option shall be determined by the Committee; provided, however, that such Option price (i) shall not be less than the Fair Market Value of a Share on the date such Option is granted (or 110% of Fair Market Value for an Incentive Stock Option held by Ten Percent Stockholder, as provided in Section 7.3), and (ii) shall be subject to adjustment as provided in Article XV. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company. The Option price for the Option or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement, which manner, with the consent of the Committee, may include the withholding of Shares otherwise issuable in connection with the exercise of the Option. Separate share certificates shall be issued by the Company for those Shares acquired pursuant to the exercise of an Incentive Stock Option and for those Shares acquired pursuant to the exercise of a Non-qualified Stock Option.

7.6 Stockholder Rights and Privileges. The Holder of an Option shall be entitled to all the privileges and rights of a stockholder of the Company solely with respect to such Shares as have been purchased under the Option and for which share certificates have been registered in the Holder’s name.

7.7 Options and Rights in Substitution for Stock or Options Granted by Other Corporations. Options may be granted under the Plan from time to time in substitution for stock options held by individuals employed by entities who become Employees, Directors or Consultants as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity, or the acquisition by the Company or an Affiliate of stock or shares of the employing entity with the result that such employing entity becomes an Affiliate. Any substitute Awards granted under this Plan shall not reduce the number of Shares authorized for grant under the Plan.

7.8 Prohibition Against Repricing7.9 . Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in Article XV, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Stock Appreciation Right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Stock Appreciation Rights previously granted.

Article VIII
RESTRICTED STOCK AWARDS

8.1 Award. A Restricted Stock Award shall constitute an Award of Shares to the Holder as of the date of the Award which are subject to a “substantial risk of forfeiture” as defined under Section 83 of the Code during the specified Restriction Period. At the time a Restricted Stock Award is made, the Committee shall establish the Restriction Period applicable to such Award. Each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Section 8.2.

8.2 Terms and Conditions. At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Company shall cause the Shares to be issued in the name of Holder, either by book-entry registration or issuance of one or more stock certificates evidencing the Shares, which Shares or certificates shall be held by the Company or the stock transfer agent or brokerage service selected by the Company to provide services for the Plan. The Shares shall be restricted from transfer and shall be subject to an appropriate stop-transfer order, and if any certificate is issued, such certificate shall bear an appropriate legend referring to the restrictions applicable to the Shares. After any Shares vest, the Company shall deliver the vested Shares, in book-entry or certificated form in the Company’s sole discretion, registered in the name of Holder or his or her legal representatives, beneficiaries or heirs, as the case may be, less any Shares withheld to pay withholding taxes. If provided for under the Restricted Stock Agreement, the Holder shall have the right to vote Shares subject thereto and to enjoy all other stockholder rights, including the entitlement to receive dividends on the Shares during the Restriction Period. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms

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and conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall, to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, be set forth in a Restricted Stock Agreement made in conjunction with the Award. Such Restricted Stock Agreement may also include provisions relating to: (i) subject to the provisions hereof, accelerated vesting of Awards, including but not limited to accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Restricted Stock Agreements need not be identical. All Shares delivered to a Holder as part of a Restricted Stock Award shall be delivered and reported by the Company or the Affiliate, as applicable, to the Holder at the time of vesting.

8.3 Payment for Restricted Stock. The Committee shall determine the amount and form of any payment from a Holder for Shares received pursuant to a Restricted Stock Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Shares received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

Article IX
UNRESTRICTED STOCK AWARDS

9.1 Award. Shares may be awarded (or sold) to Employees, Directors or Consultants under the Plan which are not subject to Restrictions of any kind, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration.

9.2 Terms and Conditions. At the time any Award is made under this Article IX, the Company and the Holder shall enter into an Unrestricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

9.3 Payment for Unrestricted Stock. The Committee shall determine the amount and form of any payment from a Holder for Shares received pursuant to an Unrestricted Stock Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Shares received pursuant to an Unrestricted Stock Award, except to the extent otherwise required by law.

Article X
RESTRICTED STOCK UNIT AWARDS

10.1 Award. A Restricted Stock Unit Award shall constitute a promise to grant Shares (or cash equal to the Fair Market Value of Shares) to the Holder at the end of a specified vesting schedule. At the time a Restricted Stock Unit Award is made, the Committee shall establish the vesting schedule applicable to such Award. Each Restricted Stock Unit Award may have a different vesting schedule, in the discretion of the Committee. A Restricted Stock Unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares pursuant to Section 10.3.

10.2 Terms and Conditions. At the time any Award is made under this Article X, the Company and the Holder shall enter into a Restricted Stock Unit Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Restricted Stock Unit Agreement shall set forth the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to distribution pursuant to Section 10.3 and the number of Units awarded to the Holder. Such conditions shall be sufficient to constitute a “substantial risk of forfeiture” as such term is defined under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Stock Unit Awards in the Restricted Stock Unit Agreement, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the applicable vesting period. The terms and conditions of the respective Restricted Stock Unit Agreements need not be identical.

10.3 Distributions of Shares. The Holder of a Restricted Stock Unit shall be entitled to receive Shares or a cash payment equal to the Fair Market Value of a Share, or one Share, as determined in the sole discretion of the Committee and as set forth in the Restricted Stock Unit Agreement, for each Restricted Stock Unit subject to such

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Restricted Stock Unit Award, if the Holder satisfies the applicable vesting requirement. Such distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the Restricted Stock Unit first becomes vested (i.e., no longer subject to a “substantial risk of forfeiture”).

Article XI
PERFORMANCE UNIT AWARDS

11.1 Award. A Performance Unit Award shall constitute an Award under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) Performance Goals based on selected Performance Criteria, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder. At the time a Performance Unit Award is made, the Committee shall establish the Performance Period and applicable Performance Goals. Each Performance Unit Award may have different Performance Goals, in the discretion of the Committee. A Performance Unit Award shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares.

11.2 Terms and Conditions. At the time any Award is made under this Article XI, the Company and the Holder shall enter into a Performance Unit Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Performance Unit Agreement the Performance Period, Performance Criteria and Performance Goals which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.3, the number of Units awarded to the Holder and the dollar value or formula assigned to each such Unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Unit Awards, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the applicable performance period. The terms and conditions of the respective Performance Unit Agreements need not be identical.

11.3 Payments. The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value assigned to such Unit under the applicable Performance Unit Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Agreement) the Performance Goals set forth in such Performance Unit Agreement. All payments shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Article XII
PERFORMANCE STOCK AWARDS

12.1 Award. A Performance Stock Award shall constitute a promise to grant Shares (or cash equal to the Fair Market Value of Shares) to the Holder at the end of a specified Performance Period subject to achievement of specified Performance Goals. At the time a Performance Stock Award is made, the Committee shall establish the Performance Period and applicable Performance Goals based on selected Performance Criteria. Each Performance Stock Award may have different Performance Goals, in the discretion of the Committee. A Performance Stock Award shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares unless and until the Holder shall receive a distribution of Shares pursuant to Section 12.3.

12.2 Terms and Conditions. At the time any Award is made under this Article XII, the Company and the Holder shall enter into a Performance Stock Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Performance Stock Agreement the Performance Period, selected Performance Criteria and Performance Goals which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to the receipt of Shares pursuant to such Holder’s Performance Stock Award and the number of Shares subject to such Performance Stock Award. Such distribution shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. If such Performance Goals are achieved, the distribution of Shares (or the payment of cash, as determined in the sole discretion of the Committee), shall be made in accordance with Section 12.3, below. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Stock Awards, including, but not limited to, rules pertaining to the effect of the Holder’s Termination of Service prior to the expiration of the applicable performance period. The terms and conditions of the respective Performance Stock Agreements need not be identical.

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12.3 Distributions of Shares. The Holder of a Performance Stock Award shall be entitled to receive a cash payment equal to the Fair Market Value of a Share, or one Share, as determined in the sole discretion of the Committee, for each Performance Stock Award subject to such Performance Stock Agreement, if the Holder satisfies the applicable vesting requirement. Such distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Article XIII
DISTRIBUTION EQUIVALENT RIGHTS

13.1 Award. A Distribution Equivalent Right shall entitle the Holder to receive bookkeeping credits, cash payments and/or Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Shares during the specified period of the Award.

13.2 Terms and Conditions. At the time any Award is made under this Article XIII, the Company and the Holder shall enter into a Distribution Equivalent Rights Award Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions, if any, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional Shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such Award becomes vested, the distribution of such cash or Shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the Holder’s interest in the Award vests. Distribution Equivalent Rights Awards may be settled in cash or in Shares, as set forth in the applicable Distribution Equivalent Rights Award Agreement. A Distribution Equivalent Rights Award may, but need not be, awarded in tandem with another Award (other than an Option or a SAR), whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

13.3 Interest Equivalents. The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest is credited and vested), at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

Article XIV
STOCK APPRECIATION RIGHTS

14.1 Award. A Stock Appreciation Right shall constitute a right, granted alone or in connection with a related Option, to receive a payment equal to the increase in value of a specified number of Shares between the date of Award and the date of exercise.

14.2 Terms and Conditions. At the time any Award is made under this Article XIV, the Company and the Holder shall enter into a Stock Appreciation Right Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Stock Appreciation Right Agreement the terms and conditions of the Stock Appreciation Right, including (i) the base value (the “Base Value”) for the Stock Appreciation Right, which shall be not less than the Fair Market Value of a Share on the date of grant of the Stock Appreciation Right, (ii) the number of Shares subject to the Stock Appreciation Right, (iii) the period during which the Stock Appreciation Right may be exercised; provided, however, that no Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Stock Appreciation Right. Upon the exercise of some or all of the portion of a Stock Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of Shares having an equivalent Fair Market Value or in a combination of both, as determined in the sole discretion of the Committee, equal to the product of:

(a) The excess of (i) the Fair Market Value of a Share on the date of exercise, over (ii) the Base Value, multiplied by,

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

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14.3 Tandem Stock Appreciation Rights. If the Committee grants a Stock Appreciation Right which is intended to be a Tandem Stock Appreciation Right, the Tandem Stock Appreciation Right shall be granted at the same time as the related Option, and the following special rules shall apply:

(a) The Base Value shall be equal to or greater than the per Share exercise price under the related Option;

(b) The Tandem Stock Appreciation Right may be exercised for all or part of the Shares which are subject to the related Option, but solely upon the surrender by the Holder of the Holder’s right to exercise the equivalent portion of the related Option (and when a Share is purchased under the related Option, an equivalent portion of the related Tandem Stock Appreciation Right shall be canceled);

(c) The Tandem Stock Appreciation Right shall expire no later than the date of the expiration of the related Option;

(d) The value of the payment with respect to the Tandem Stock Appreciation Right may be no more than one hundred percent (100%) of the difference between the per Share exercise price under the related Option and the Fair Market Value of the Shares subject to the related Option at the time the Tandem Stock Appreciation Right is exercised, multiplied by the number of the Shares with respect to which the Tandem Stock Appreciation Right is exercised; and

(e) The Tandem Stock Appreciation Right may be exercised solely when the Fair Market Value of the Shares subject to the related Option exceeds the per Share exercise price under the related Option.

Article XV
RECAPITALIZATION OR REORGANIZATION

15.1 Adjustments to Shares. The shares with respect to which Awards may be granted under the Plan are Shares as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of Shares underlying an Award theretofore granted, the Company shall effect a subdivision or consolidation of the Shares or the payment of an Share dividend on Shares without receipt of consideration by the Company, the number of Shares with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding Shares, shall be proportionately increased, and the purchase price per Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Shares, shall be proportionately reduced, and the purchase price per Share shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XV, any adjustment made with respect to an Award (x) which is an Incentive Stock Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Stock Option granted under the Plan to be other than an “incentive stock option” for purposes of Section 422 of the Code, and (y) which is a Non-qualified Stock Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-qualified Stock Option granted under the Plan to become subject to Section 409A of the Code.

15.2 Recapitalization. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of Shares then covered by such Award, the number and class of shares and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of Shares then covered by such Award.

15.3 Other Events. In the event of changes to the outstanding Shares by reason of an extraordinary cash dividend, reorganization, merger, consolidation, combination, split-up, spin-off, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XV, any outstanding Awards and any Award Agreements evidencing such Awards shall be adjusted by the Board in its discretion in such manner as the Board shall deem equitable or appropriate taking into consideration the applicable accounting and tax consequences, as to the number and price of Shares or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 15.1, 15.2 or this Section 15.3, the aggregate number of Shares available under the Plan pursuant to Section 5.1 may be appropriately adjusted by the Board, the determination of which shall be conclusive. In addition, the Committee may make provision for a cash payment to a Holder or a person who has an outstanding Award.

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15.4 Change of Control. The Committee may, in its sole discretion, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control, cause any Award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per Share in the Change of Control over the per Share exercise, base or purchase price of such Award, which may be paid immediately or over the vesting schedule of the Award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such Change of Control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an Award so that any Award to a Holder whose employment has been terminated as a result of a Change of Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee; (iv) to be purchased from a Holder whose employment has been terminated as a result of a Change of Control, upon the Holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Award been currently exercisable or payable; or (v) terminate any then outstanding Award or make any other adjustment to the Awards then outstanding as the Committee deems necessary or appropriate to reflect such transaction or change. The number of Shares subject to any Award shall be rounded to the nearest whole number.

15.5 Powers Not Affected. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Shares or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

15.6 No Adjustment for Certain Awards. Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of Shares subject to Awards theretofore granted or the purchase price per Share, if applicable.

Article XVI
AMENDMENT AND TERMINATION OF PLAN

The Plan shall continue in effect, unless sooner terminated pursuant to this Article XVI, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 7.8 (repricing prohibitions) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Stock may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Holder or beneficiary (unless such change is required in order to exempt the Plan or any Award from Section 409A of the Code).

Article XVII
MISCELLANEOUS

17.1 No Right to Award. Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

17.2 No Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director’s membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director’s membership on the Board at any time, (v) confer

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upon any Consultant any right with respect to continuation of his or her consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant’s consulting engagement with the Company or an Affiliate at any time.

17.3 Other Laws; No Fractional Shares; Withholding. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Shares in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or Shares issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including but not limited to any failure to comply with the requirements of Section 409A of this Code. No fractional Shares shall be delivered, nor shall any cash in lieu of fractional Shares be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of Shares, no Shares shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Shares (including Shares issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

17.4 No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

17.5 Restrictions on Transfer. No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) where permitted under applicable tax rules, by gift to any Family Member of the Holder, subject to compliance with applicable laws. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder’s guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 17.3 hereof.

17.6 Beneficiary Designations. Each Holder may, from time to time, name a beneficiary or beneficiaries (who may be contingent or successive beneficiaries) for purposes of receiving any amount which is payable in connection with an Award under the Plan upon or subsequent to the Holder’s death. Each such beneficiary designation shall serve to revoke all prior beneficiary designations, be in a form prescribed by the Company and be effective solely when filed by the Holder in writing with the Company during the Holder’s lifetime. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder’s beneficiary shall be the Holder’s estate.

17.7 Rule 16b-3. It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

17.8 Clawback Policy. All Awards (including on a retroactive basis) granted under the Plan are subject to the terms of any Company forfeiture, incentive compensation recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable laws, as well as any other policy of the Company that may apply to the Awards, such as anti-hedging or pledging policies, as they may be in effect from time to time. In particular, these policies and/or provisions shall include, without limitation, (i) any Company policy established to comply with applicable laws (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (ii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the shares of Stock or other securities are listed or quoted, and these requirements shall be deemed incorporated by reference into all outstanding Award Agreements.

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17.9 No Obligation to Notify or Minimize Taxes. The Company shall have no duty or obligation to any Holder to advise such Holder as to the time or manner of exercising any Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such Holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to any person.

17.10 Section 409A of the Code.

(a) Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Section 409A of the Code and the authoritative guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Section 409A of the Code.

(b) If a Holder is a “specified employee” (as such term is defined for purposes of Section 409A of the Code) at the time of his termination of service, no amount that is nonqualified deferred compensation subject to Section 409A of the Code and that becomes payable by reason of such termination of service shall be paid to the Holder (or in the event of the Holder’s death, the Holder’s representative or estate) before the earlier of  (x) the first business day after the date that is six months following the date of the Holder’s termination of service, and (y) within 30 days following the date of the Holder’s death. For purposes of Section 409A of the Code, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Section 409A of the Code, and references in the Plan and any Award Agreement to “termination of service” or similar terms shall mean a “separation from service.” If any Award is or becomes subject to Section 409A of the Code, unless the applicable Award Agreement provides otherwise, such Award shall be payable upon the Holder’s “separation from service” within the meaning of Section 409A of the Code. If any Award is or becomes subject to Section 409A of the Code and if payment of such Award would be accelerated or otherwise triggered under a Change of Control, then the definition of Change of Control shall be deemed modified, only to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, to mean a “change in control event” as such term is defined for purposes of Section 409A of the Code.

(c) Any adjustments made pursuant to Article XV to Awards that are subject to Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code, and any adjustments made pursuant to Article XV to Awards that are not subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Section 409A of the Code or (y) comply with the requirements of Section 409A of the Code.

17.11 Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit, or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company’s approval, or paid thereby in satisfaction of any judgment in any such action, suit, or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

17.12 Other Benefit Plans. No Award, payment or amount received hereunder shall be taken into account in computing an Employee’s salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

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17.13 Limits of Liability. Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

17.14 Governing Law. Except as otherwise provided herein, the Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of law provisions thereof.

17.15 Subplans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Committee’s discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Holders within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Holders in any jurisdiction that is not affected.

17.16 Notification of Election Under Section 83(b) of the Code. If any Holder, in connection with the acquisition of Stock under an Award, makes the election permitted under Section 83(b) of the Code, if applicable, the Holder shall notify the Company of the election within ten days of filing notice of the election with the Internal Revenue Service.

17.17 Paperless Administration. If the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

17.18 Broker-Assisted Sales. In the event of a broker-assisted sale of Stock in connection with the payment of amounts owed by a Holder under or with respect to the Plan or Awards: (a) any Stock to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) the Stock may be sold as part of a block trade with other Holders in the Plan in which all participants receive an average price; (c) the applicable Holder will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Holder agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of the sale that exceed the amount owed, the Company will pay the excess in cash to the applicable Holder as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for the sale at any particular price; and (f) if the proceeds of the sale are insufficient to satisfy the Holder’s applicable obligation, the Holder may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Holder’s obligation.

17.19 Data Privacy. As a condition for receiving any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 17.19 by and among the Company and its subsidiaries and Affiliates exclusively for implementing, administering and managing the Holder’s participation in the Plan. The Company and its subsidiaries and Affiliates may hold certain personal information about a Holder, including the Holder’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Stock held in the Company or its subsidiaries and Affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its subsidiaries and Affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Holder’s participation in the Plan, and the Company and its subsidiaries and Affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Holder authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Holder’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Holder may elect to deposit any Stock. The Data related to a Holder will be held only as long as necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data that the Company holds regarding the Holder, request additional information about the storage and processing of the Data regarding the Holder, recommend any necessary corrections to the Data regarding the Holder or

Annex C-17

refuse or withdraw the consents in this Section 17.19 in writing, without cost, by contacting the local human resources representative. The Company may cancel Holder’s ability to participate in the Plan and, in the Committee’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws the consents in this Section 17.19.

17.20 Severability of Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

17.21 No Funding. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award. Prior to receipt of Shares or a cash distribution pursuant to the terms of an Award, such Award shall represent an unfunded unsecured contractual obligation of the Company and the Holder shall have no greater claim to the Shares underlying such Award or any other assets of the Company or Affiliate than any other unsecured general creditor.

17.22 Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

Annex C-18

Annex D

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2023, is made and entered into by and among Airship AI Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as BYTE Acquisition Corp., a Cayman Island exempted company limited by shares, prior to its domestication as a Delaware corporation), Byte Holdings LP, a Cayman Islands exempted limited partnership (the “Sponsor”), certain former stockholders of Airship AI Holdings, Inc., a Washington corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders”) and other persons and entities (collectively with the Sponsor, the Target Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of March 18, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Merger Agreement, dated as of June 27, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, BYTE Merger Sub Inc., a Washington corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Target, pursuant to which the Company de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, following the Domestication, Merger Sub merged with and into the Target (the “Merger”), with the Target surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, on the date of the Domestication, pursuant to the Merger Agreement, (i) each outstanding ordinary share of the Company (other than ordinary shares redeemed pursuant to the Company’s amended and restated memorandum and articles of association) was converted automatically into one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), (ii) each issued and outstanding warrant of the Company became exercisable for one share of Common Stock (“Warrant”), pursuant to the terms of the Warrant Agreement, dated as of March 18, 2021, between the Company and Continental Stock Transfer & Trust Company; and (iii) each outstanding unit of the Company separated and converted automatically into one share of Common Stock and one-half of one Warrant;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Target Holders received shares of Common Stock;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Target Holders received Converted Stock Options, as defined in the Merger Agreement (“Equity Awards”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Target Holders have the right to receive Earnout Shares, as defined in the Merger Agreement (the “Earnout Shares”), in accordance with the terms and conditions set forth in the Merger Agreement;

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

Annex D-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Earnout Shares” shall have the meaning given in the Recitals hereto.

“Equity Awards” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated March 18, 2021, by and among the Company, the Sponsor and each of the other parties thereto.

“Joinder” shall have the meaning given in Section 5.10.

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“Lock-up Period” shall have the meaning ascribed to such term in (i) the Parent Support Agreement, dated as of June 27, 2023, by and among the Company, Target and the Sponsor, with respect to the Sponsor Shares (as defined in the Merger Agreement) and (ii) the Company’s Bylaws, with respect to the Lock-up Shares held by the Lock-up Holders (as such terms are defined in the Company’s Bylaws).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Target Holders and their respective Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the Warrants held by certain Holders, included in the private placement units purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any shares of Common Stock issued or issuable upon exercise of such Warrants.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock, Private Placement Warrants and any other Warrants to purchase shares of Common Stock, and shares of Common Stock issued or issuable upon the exercise of any other equity security and any shares of Common Stock issued or issuable upon the exercise of any Equity Awards of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding shares of Common Stock, Warrants to purchase shares of Common Stock, Equity Awards, Earnout Shares, and shares of Common Stock issued or issuable upon the exercise of any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing

Annex D-3

(or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $50,000 in the aggregate.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

“Target Holders” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent

Annex D-4

position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II
REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within thirty (30) calendar days following the Closing Date (the “Filing Date”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the seventy-fifth (75th) calendar day following the Filing Date; provided that the Company shall have the Shelf declared effective within ten (10) business days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Shelf will not be reviewed or will not be subject to further review by the Commission; provided further that if such date falls on a Saturday, Sunday or other day that the Commission is closed for business, such date shall be extended to the next business day on which the Commission is closed for business and if the Commission is closed for operations due to a government shutdown then such date shall be extended by the same number of business days that the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405

Annex D-5

promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.

2.1.4 Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time following the expiration of the Lock-up Period, the Sponsor or a Target Holder (any of the Sponsor or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than one (1) Underwritten Offering pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent

Annex D-6

that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to the Company’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) business days after delivery of any such notice by the Company; provided further that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Common Stock in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall

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be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $25 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

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2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

ARTICLE III
COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities hereunder, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

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3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the

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event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than three (3) occasions for not more than sixty (60) consecutive calendar days on each occasion or not more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal. Subject to receipt from the Holder by the Company and the Company’s transfer agent (the “Transfer Agent”) of such customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel to be provided, in a form reasonably acceptable to the Transfer Agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold or transferred pursuant to an effective Registration, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Securities. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 3.6 and within three (3) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Securities. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

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ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder

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of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Airship AI Holdings, Inc., 8210 154th Ave NE, Redmond, WA 98052, Attention: Victor Huang, Chief Executive Officer, or by e-mail: victor@airship.ai, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.3 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Target Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) and (ii) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor

Annex D-15

(including the general and limited partners of the Sponsor), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees).

5.3.1 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.3.2 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.

5.3.3 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN THE STATE OF DELAWARE.

5.6 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.7 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Annex D-16

5.8 Other Registration Rights. Other than as provided in the (i) Warrant Agreement, dated as of March 18, 2021, between the Company and Continental Stock Transfer & Trust Company, (ii) Private Placement Units Purchase Agreement, dated as of March 18, 2021, between the Company and Continental Stock Transfer & Trust Company, and (iii) any subscription agreement entered into by the Company and the investors party thereto in connection with a PIPE Financing (as defined in the Merger Agreement), the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, and (ii) a Target Holder, for so long as such Target Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.11 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company) and each Target Holder (so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.13 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

Annex D-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
AIRSHIP AI HOLDINGS, INC.
a Delaware corporation
By:
Name:
Title:
HOLDERS:
BYTE HOLDINGS LP
a Cayman Islands exempted limited partnership
By:
Name:
Title:
[Entity Target Holders]
a [•]
By:
Name:
Title:

[Individual Target Holders]

[Signature Page to Amended and Restated Registration Rights Agreement]

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Schedule 1

Target Holders

[TO COME]1

____________

1        Target Holders may include persons and entities who are investors in the Target who had pre-existing registration rights.

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Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Airship AI Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
____________, 20__

AIRSHIP AI HOLDINGS, INC.

By:
Name:
Its:

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Annex E

COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”) is dated as of June 27, 2023, by and among the Persons set forth on Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), BYTE Acquisition Corp., a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (“Parent”), and Airship AI Holdings, Inc., a Washington corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Shareholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of the Company Common Stock as are indicated opposite each such Company Shareholder’s name on Schedule I attached hereto (all such shares, or any successor or additional voting equity securities of the Company of which ownership is hereafter acquired by any such Company Shareholder prior to the termination of this Agreement are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, the Company and BYTE Merger Sub Inc., a Washington corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), have entered into that certain Merger Agreement (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;

WHEREAS, on the day that is at least one Business Day prior to the Effective Time and subject to the conditions of the Merger Agreement, Parent shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Parent’s organizational documents, Section 388 of the DGCL and the Cayman Companies Act; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
VOTING AGREEMENT; COVENANTS

1.1 Binding Effect of Merger Agreement. Each Company Shareholder shall be bound by and comply with the first two sentences of Section 6.2(a) (Exclusivity) and Section 11.4 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” or “Company Group” contained in the first two sentences of Section 6.2(a) of the Merger Agreement also referred to each such Company Shareholder.

1.2 Voting Agreement.

(a) During the period commencing on the date hereof and ending on the earlier of (x) the Effective Time and (y) such date and time as the Merger Agreement shall be terminated in accordance with Article X (Termination) thereof (the earlier of (x) and (y), the “Expiration Time”), each Company Shareholder hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken as contemplated by the Merger Agreement or the transactions contemplated thereby, such Company Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or

Annex E-1

otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Shareholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and the Company Shareholder Approval (the “Company Transaction Proposals”), including without limitation any other consent, waiver or approval required under the Company’s organizational documents or under any agreements between the Company and its shareholders, or otherwise sought by the Company with respect to the Merger Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Merger or the transactions contemplated thereby or the Company Transaction Proposals;

(ii) against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (other than the Company Transaction Proposals and the transactions contemplated thereby);

(iii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);

(iv) against any change in the business (to the extent in violation of Section 6.1(a) of the Merger Agreement), management or Board of Directors of the Company (other than in connection with the Company Transaction Proposals and the transactions contemplated thereby or pursuant to the Merger Agreement); and

(v) against any proposal, action or agreement that would (i) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or the Company Shareholders under the Merger Agreement or this Agreement, as applicable, (iii) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, or (iv) change in any manner the dividend policy or capitalization of the Company, including the voting rights of any share capital of the Company.

(b) During the period commencing on the date hereof and ending on the Expiration Time, each Company Shareholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the foregoing, the obligations of each Company Shareholder specified in this Section 1.2 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of the Company or the Board of Directors of the Company has previously recommended the Merger but changed such recommendation.

(c) In furtherance of the foregoing, promptly after the effective date of the Registration Statement becoming effective, and in any event within five (5) Business Days following such date, each Company Shareholder shall execute and deliver the Company Shareholder Written Consent in accordance with the terms and conditions set forth in the Merger Agreement, and will not thereafter withdraw or rescind such consent or otherwise take action to make such consent ineffective.

1.3 No Transfer. During the period commencing on the date hereof and ending on the Expiration Time, each Company Shareholder agrees that such Company Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, with respect to any Subject Shares owned by such Company Shareholder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares owned by such Company Shareholder, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. “Permitted Transfer” shall mean any Transfer (a) in the case of a Person who is not an individual, to any Affiliate of such Person or to any member(s) of such Person or any of their Affiliates; (b) in the case of an individual, to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in
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clauses (a) through (d), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Parent and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement. The Company shall not register any sale, assignment or transfer of the Subject Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.3. During the period commencing on the date hereof and ending on the Expiration Time, each Company Shareholder shall not, without the prior written consent of Parent, engage in any transaction involving the securities of Parent prior to the Closing.

1.4 New Shares. In the event that (a) any Subject Shares or other equity securities of the Company are issued to a Company Shareholder after the date of this Agreement pursuant to any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of the Company Common Stock or other equity securities of the Company of, on or affecting the Subject Shares or other equity securities of the Company owned by such Company Shareholder, (b) the Company Shareholder purchases or otherwise acquires beneficial ownership of any Subject Shares or other equity securities of the Company after the date of this Agreement and prior to the Closing, or (c) the Company Shareholder acquires the right to vote or share in the voting of any Subject Shares or other equity securities of the Company after the date of this Agreement (such Subject Shares or other equity securities of the Company, the “New Securities”), then such New Securities acquired or purchased by such Company Shareholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Shareholder as of the date hereof.

1.5 Further Assurances. Each Company Shareholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary or reasonably requested by the Company or Parent under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

1.6 No Inconsistent Agreement. Each Company Shareholder hereby represents and covenants that such Company Shareholder has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into, (i) any voting agreement or voting trust with respect to any of such Company Shareholder’s Subject Shares that is inconsistent with such Company Shareholder’s obligations pursuant to this Agreement, or (ii) any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of such Company Shareholder’s obligations hereunder.

1.7 No Challenges. Each Company Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

1.8 Consent to Disclosure. Each Company Shareholder hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of such Company Shareholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. Each Company Shareholder will promptly provide any information reasonably requested by Parent or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

1.9 Dissenters’ Rights. Each Company Shareholder hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law (including pursuant to the WBCA) in connection with the Merger, the Merger Agreement and the other transactions as contemplated by the Merger Agreement; provided, however, that such Company Shareholder shall not be prohibited from exercising or attempting to exercise any of the foregoing in the event of fraud or material misrepresentation pertaining to this Agreement or any Ancillary Agreement to which such Company Shareholder is a party on the part of either Parent or the Company that results or would reasonably be expected to result in a

Annex E-3

material harm to such Company Shareholder. Each Company Shareholder agrees that such Company Shareholder will not bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, proceeding, order or other application, at law or in equity, in any court or before any Authority, which challenges the validity of or seeks to enjoin, impair or delay the valid operation of any provision of this Agreement, the Merger, the Merger Agreement or any of the Ancillary Agreements or the consideration and approval thereof by the shareholders of the Company, the Board of Directors of the Company or the governing bodies of any of the Subsidiaries of the Company; provided, however, that such Company Shareholder shall not be prohibited from bringing, commencing, instituting, maintaining, prosecuting or voluntarily aiding in any of the foregoing in the event of fraud or material misrepresentation pertaining to this Agreement or any Ancillary Agreement to which such Company Shareholder is a party on the part of either Parent or the Company that results or would reasonably be expected to result in a material harm to such Company Shareholder.

Article II
REPRESENTATIONS AND WARRANTIES

2.1 Company Shareholder Representations. Each Company Shareholder represents and warrants to Parent and the Company, as of the date hereof, that:

(a) such Company Shareholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) such Company Shareholder has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Agreement;

(c) (i) if such Company Shareholder is not an individual, such Company Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Shareholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Company Shareholder and (ii) if such Company Shareholder is an individual, the signature on this Agreement is genuine, and such Company Shareholder has legal competence and capacity to execute the same;

(d) this Agreement has been duly executed and delivered by such Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Shareholder, enforceable against such Company Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(e) if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Shareholder;

(f) such Company Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good, valid and marketable title to, all of such Company Shareholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s organizational documents, (iii) the Merger Agreement or (iv) any applicable securities Laws. Such Company Shareholder’s Subject Shares as set forth opposite such Company Shareholder’s name on Schedule I are the only equity securities in the Company owned of record or beneficially by such Company Shareholder on the date of this Agreement. Such Company Shareholder has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to such Company Shareholder’s Subject Shares and none of such Company Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Such Company Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company;

Annex E-4

(g) the execution, delivery and performance of this Agreement by such Company Shareholder does not, and the performance by such Company Shareholder of its obligations hereunder and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement will not constitute or result in (i) if such Company Shareholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Shareholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Shareholder of its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiary, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by such Company Shareholder of its, his or her obligations under this Agreement;

(h) there are no Actions pending against such Company Shareholder or, to the knowledge of such Company Shareholder, threatened against such Company Shareholder, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner questions the beneficial or record ownership of the Company Shareholder’s Subject Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Company Shareholder of his, her or its obligations under this Agreement; there is no outstanding Order imposed upon such Company Shareholder, or, if applicable, any of such Company Shareholder’s Subsidiaries;

(i) no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, or other commission in connection with this Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by or on behalf of such Company Shareholder;

(j) such Company Shareholder has had the opportunity to read the Merger Agreement and this Agreement and has had the opportunity to consult with such Company Shareholder’s tax and legal advisors;

(k) such Company Shareholder has not entered into, and shall not enter into, any agreement that would prevent such Company Shareholder from performing any of Company Shareholder’s obligations hereunder;

(l) such Company Shareholder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Company Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Company Shareholder contained herein;

(m) such Company Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Parent or the Company and based on such information as such Company Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Shareholder acknowledges that Parent and the Company have not made and do not make any representation or warranty to such Company Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Shareholder are irrevocable.

Article III
MISCELLANEOUS

3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) as to each Company Shareholder, the written agreement of Parent, the Company and such Company Shareholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Annex E-5

3.2 Waiver. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

3.3 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

3.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

3.5 Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.5.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

3.6 Assignment. No party hereto shall assign this Agreement or any part hereof or delegate any rights or obligations hereunder without the prior written consent of the other parties hereto and any such assignment, transfer or delegation without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

3.7 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

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3.8 Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Parent, the Company and each Company Shareholder, and which makes reference to this Agreement.

3.9 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.10 Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 11.1 of the Merger Agreement, and, with respect to a Company Shareholder, at the address set forth on Schedule I.

3.11 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.12 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.

3.13 Adjustment for Stock Split. If, and as often as, there are any changes in the Company or the Subject Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company Shareholders, Parent, the Company, or the Subject Shares, as so changed.

3.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among the Company Shareholders, the Company and Parent, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Shareholders entering into agreements with the Company or Parent. Each Company Shareholder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.

3.15 Capacity as Company Shareholder. Each Company Shareholder signs this Agreement solely in such Company Shareholder’s capacity as a shareholder of the Company, and not in any other capacity, including, if applicable, as a director (including “director by deputization”), officer or employee of the Company or any of its Subsidiaries. Nothing herein shall be construed to limit or affect any actions or inactions by such Company Shareholder or any representative of such Company Shareholder, as applicable, serving as a director, officer or employee of the Company or any Subsidiary of the Company, acting in such Person’s capacity as a director, officer or employee of the Company or any Subsidiary of the Company.

3.16 Miscellaneous. Section 11.13 (Waiver) of the Merger Agreement is hereby incorporated into this Agreement (including any relevant definitions contained in any such Section), mutatis mutandis.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first written above.

PARENT:
BYTE ACQUISITION CORP.
By:	/s/ Samuel Gloor
	Name:	Samuel Gloor
	Title:	Chief Executive Officer and Chief Financial Officer

[Signature Page to Company Support Agreement]

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COMPANY:
AIRSHIP AI HOLDINGS, INC.
By:	/s/ Victor Huang
	Name:	Victor Huang
	Title:	Chief Executive Officer

[Signature Page to Company Support Agreement]

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COMPANY SHAREHOLDERS:
AIRSHIP KIRKLAND FAMILY LP
By:	/s/ Victor Huang
By: Airship Kirkland Management LLC, General Partner The Juanita Drive Trust, Managing Member
By Victor Huang, Its Trustee
AIRSHIP REDMOND FLP
By:	/s/ Derek Xu
By: Airship Redmond Management LLC, General Partner
By Derek Xu, Its Managing Member

[Signature Page to Company Support Agreement]

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Annex F

PARENT SUPPORT AGREEMENT

This Parent Support Agreement (this “Agreement”) is dated as of June 27, 2023, by and among Byte Holdings LP, a Cayman Islands exempted limited partnership (the “Sponsor”), BYTE Acquisition Corp., a Cayman Islands exempted company (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (“Parent”), and Airship AI Holdings, Inc., a Washington corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (x) 9,122,313 Parent Class A Ordinary Shares and (y) 515,000 Parent Warrants (all such securities of Parent (including securities underlying such securities), or any successor or additional securities of Parent of which ownership is hereafter acquired by the Sponsor prior to the termination of this Agreement are referred to herein as the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, BYTE Merger Sub Inc., a Washington corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into that certain Merger Agreement (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;

WHEREAS, on the day that is at least one Business Day prior to the Effective Time and subject to the conditions of the Merger Agreement, Parent shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Parent’s organizational documents, Section 388 of the DGCL and the Cayman Companies Act; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; COVENANTS

Section 1.1     Binding Effect of Merger Agreement. The Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by and comply with the first two sentences of Section 6.2(a) (Exclusivity) and Section 11.4 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Parent” contained in the first two sentences of Section 6.2(a) of the Merger Agreement also referred to the Sponsor.

Section 1.2     No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article X (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of Parent, the Sponsor shall not, without the prior written consent of the Company, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership

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of any Subject Securities owned by the Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. A “Permitted Transfer” shall mean any Transfer (a) to any of Parent’s officers or directors, any Affiliate or family member of any of Parent’s officers or directors; (b) in the case of a Person who is not an individual, to any Affiliate of such Person or to any member(s) or partner(s) of such Person or any of their Affiliates or any employees of such Affiliates; (c) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (d) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; or (f) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in clauses (a) through (f), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Parent and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement. Parent shall not register any sale, assignment or transfer of any Subject Securities on Parent’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.2.

Section 1.3     New Shares. In the event that (a) any Parent Common Shares, Parent Warrants or other equity securities of Parent are issued to the Sponsor after the date of this Agreement pursuant to any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of Parent Common Shares, Parent Warrants or other equity securities of Parent of, on or affecting the Parent Common Shares, Parent Warrants or other equity securities of Parent owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Parent Common Shares, Parent Warrants or other equity securities of Parent after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Parent Common Shares or other equity securities of Parent after the date of this Agreement (such Parent Common Shares, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.

Section 1.4     Certain Agreements of the Sponsor.

(a)     At any meeting of the shareholders of Parent, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, the Sponsor hereby unconditionally and irrevocably agrees that the Sponsor shall (i) appear at each such meeting, in person or by proxy, or otherwise cause all of its Parent Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Parent Common Shares:

(i)     in favor of each Parent Proposal, including, without limitation, any other consent, waiver, approval is required under Parent’s organizational documents or under any agreements between Parent and its shareholders, or otherwise sought by Parent with respect to the Merger Agreement and any other matters necessary or reasonably requested by Parent for consummation of the Merger or the transactions contemplated thereby or the Parent Proposals;

(ii)    against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (other than the Parent Proposals and the transactions contemplated thereby);

(iii)   against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);

(iv)   against any change in the business, management or Board of Directors of Parent (other than in connection with the Parent Proposals and the transactions contemplated thereby or pursuant to the Merger Agreement);

Annex F-2

(v)    against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub or the Sponsors under the Merger Agreement or this Agreement, as applicable, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent; and

(vi)   in favor of any Extension Proposal sought by Parent, subject to the terms and conditions of the Merger Agreement.

The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the foregoing, the obligations of the Sponsor specified in this Section 1.4 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of Parent or the Board of Directors of Parent has previously recommended the Merger but changed such recommendation.

(b)    The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of March 18, 2021, by and among the Sponsor, Parent and the other parties thereto (the “Letter Agreement”), including the obligations of the Sponsor pursuant to Section 1 therein to not redeem, sell or tender any Parent Common Shares owned by the Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c)     During the period commencing on the date hereof and ending on the Expiration Time, the Sponsor shall not modify or amend any Contract set forth on Schedule I attached hereto without the prior written consent of the Company (which consent shall not be unreasonably conditioned, delayed or denied so long as such modification or amendment is in connection with or relates to the transactions contemplated by, and is not inconsistent with the terms of, the Merger Agreement or an Ancillary Agreement).

Section 1.5     Post-Closing Lock-Up(a).

(a)     During the period beginning on the Closing Date and ending on the date that is one hundred eighty (180) days after the Closing Date (the “Lock-up Period”), Sponsor shall not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Sponsor Shares, establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Sponsor Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Sponsor Shares, whether any of these transactions are to be settled by delivery of any such Sponsor Shares, in cash or otherwise, publicly disclose the intention to make any transaction specified above, or engage in any Short Sales (as defined below) with respect to the Sponsor Shares. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(b)    In furtherance of the foregoing, during the Lock-up Period, the Parent will (i) place a stop order on all the Sponsor Shares, including those which may be covered by a registration statement, and (ii) notify the Parent’s transfer agent in writing of the stop order and the restrictions on the Sponsor Shares under this Agreement and direct the Parent’s transfer agent not to process any attempts by the Sponsor to resell or transfer any Sponsor Shares, except in compliance with this Agreement. In addition to any other applicable legends, each certificate or book entry position representing the Sponsor Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE PARENT SUPPORT AGREEMENT, DATED AS OF JUNE 27, 2023, BY AND AMONG THE ISSUER OF SUCH SHARES (THE “ISSUER”) AND THE ISSUER’S SHAREHOLDER NAMED THEREIN. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

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(c)    Notwithstanding the foregoing, and subject to the conditions below, the Sponsor may transfer Sponsor Shares in connection with (each, a “Permitted Transfer”): (a) transfers or distributions to the Sponsor’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), including any investment fund, special purpose vehicle or other entity that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, or to the estates of any of the foregoing; (b) transfers by bona fide gift or gifts to a member of the Sponsor’s immediate family or to a trust, the beneficiary of which is the Sponsor or a member of the Sponsor’s immediate family for estate planning purposes; (c) by virtue of a will, testamentary document or the laws of descent and distribution upon death of the Sponsor; (d) pursuant to a qualified domestic relations order or as required by a divorce settlement; (e) transfers to the Parent’s officers, directors or their affiliates; (f) pledges of Sponsor Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Sponsor; provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers; (g) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of the Parent or which results in all of the holders of Parent Common Shares having the right to exchange their Parent Common Shares for cash, securities or other property subsequent to the consummation of such transaction; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Sponsor Shares subject to this Agreement shall remain subject to this Agreement; (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Sponsor Shares during the applicable Lock-up Period; (i) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase Parent Common Shares or the vesting of stock-based awards, provided that any Parent Common Shares issued upon such exercise or vesting shall become Sponsor Shares subject to this Agreement; (j) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase Parent Common Shares, to the extent the instruments representing such options permit exercises on a cashless basis and provided that any Parent Common Shares issued upon such exercise shall become Sponsor Shares subject to this Agreement; and (k) to the extent required by any legal or regulatory order; provided, however, that, in the case of any transfer pursuant to the foregoing clauses (a) through (e), it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Section 1.5 (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-up Period; and (iii) if the Sponsor is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of Parent Common Shares during the Lock-up Period, the Sponsor shall include a statement in such report providing a description of the Permitted Transfer and that the Parent Common Shares remain subject to the terms of this Section 1.5.

Section 1.6     Further Assurances. The Sponsor shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or reasonably requested by the Company or Parent under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.7     No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into, (i) any voting agreement or voting trust with respect to any of the Sponsor’s Subject Securities that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, or (ii) any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of the Sponsor’s obligations hereunder.

Section 1.8     Share Forfeiture. The Sponsor agrees that, effective as of and conditioned upon the Closing, (i) the Sponsor shall forfeit and surrender to Parent 1,000,000 Parent Class A Ordinary Shares held by the Sponsor, together with all Parent Common Shares issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted (the “Forfeited Shares”), (ii) the Sponsor shall cause all right, title and interest in and to such Forfeited Shares to be transferred to Parent without consideration, and (iii) the Sponsor shall not have any rights with respect to such Forfeited Shares. Parent is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate and/or cancel any Forfeited Shares that have been forfeited as provided in this Section 1.8.

Annex F-4

Section 1.9     Share Contribution. Parent, the Company and the Sponsor have a common interest in entering into and consummating, in each case, prior to or concurrently with the Closing, (a) the Non-Redemption Agreements and/or (b) the PIPE Financing (any such transaction, a “Financing Transaction”). In furtherance thereof, the Sponsor agrees to contribute up to 2,600,000 Parent Class A Ordinary Shares, together with all Parent Common Shares issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted (the “Contribution Shares”) to secure one or more Financing Transactions. Such a contribution shall be effected by an irrevocable forfeiture and surrender of the Contribution Shares and of all right title and interest thereto, to Parent, without consideration; the Sponsor shall not have any rights with respect to the Contribution Shares, which shall thereupon be cancelled by Parent and no longer outstanding. Such a contribution also may be effected by other means as agreed by the Sponsor and the investors in the Financing Transaction. Parent is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate, cancel and/or transfer any Contribution Shares that have been contributed and forfeited as provided in this Section 1.9. For the avoidance of doubt, any Contribution Shares not used to secure Financing Transactions shall be forfeited and surrendered by the Sponsor to Parent, without consideration, on the Closing Date regardless of whether or not a Financing Transaction has been consummated.

Section 1.10   No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

Section 1.11   Consent to Disclosure. The Sponsor hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of the Sponsor’s identity and beneficial ownership of Subject Securities, and the nature of the Sponsor’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. The Sponsor will promptly provide any information reasonably requested by Parent or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1     Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to Parent and the Company as follows:

(a)     Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s corporate, limited partnership or other organizational powers and have been duly authorized by all necessary corporate, limited partnership or other organizational actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.

(b)    Ownership. The Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good, valid and marketable title to, all of the Sponsor’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to

Annex F-5

(i) this Agreement, (ii) Parent’s organizational documents, (iii) the Merger Agreement, (iv) the Letter Agreement or (v) any applicable securities Laws. The Sponsor’s Subject Securities are the only equity securities in Parent owned of record or beneficially by the Sponsor on the date of this Agreement. The Sponsor has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to the Sponsor’s Subject Securities, and none of the Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Letter Agreement. Other than the Parent Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(c)     No Conflicts. The execution, delivery and performance of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement will not constitute or result in, (i) conflict with or result in a violation of the organizational documents of the Sponsor, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of Parent’s Subsidiaries, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d)    Litigation. There are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Authority, which in any manner questions the beneficial or record ownership of the Sponsor’s Subject Securities or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement. There is no outstanding Order imposed upon the Sponsor or any of the Sponsor’s Subsidiaries.

(e)     Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Sponsor, for which Parent or any of its Affiliates may become liable.

(f)     Affiliate Arrangements. Except as set forth on Schedule I attached hereto, neither the Sponsor nor any anyone related by blood, marriage or adoption to the Sponsor or, to the knowledge of the Sponsor, any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Parent or its Subsidiaries.

(g)    Acknowledgment. The Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Sponsor contained herein.

(h)    Adequate Information. The Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Parent or the Company and based on such information as the Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Sponsor acknowledges that Parent and the Company have not made and do not make any representation or warranty to the Sponsor, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Sponsor acknowledges that the agreements contained herein with respect to the Subject Securities held by the Sponsor are irrevocable.

ARTICLE III
MISCELLANEOUS

Section 3.1     Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Parent and (c) the written agreement of the Sponsor, Parent and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another

Annex F-6

(and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.

Section 3.2     Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3     Jurisdiction; Waiver of Jury Trial.

(a)     Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4     Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 3.5     Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6     Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Parent, the Company and the Sponsor, and which makes reference to this Agreement.

Section 3.7     Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Annex F-7

Section 3.8     Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 11.1 of the Merger Agreement, and, with respect to the Sponsor, at the following address.

Byte Holdings LP
445 Park Avenue, 9th Floor
New York, NY 10022
Attention:	Samuel Gloor, Chief Executive Officer
E-mail:	sam.gloor@bytespac.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:	Elliott Smith
Matthew Kautz
Email:	elliott.smith@whitecase.com
mkautz@whitecase.com

Section 3.9     Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 3.10   Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.

Section 3.11   Adjustment for Stock Split. If, and as often as, there are any changes in Parent or the Subject Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Sponsor, Parent, the Company, or the Subject Securities, as so changed.

[Remainder of page intentionally left blank]

Annex F-8

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:
By: Byte Holdings GP Corp., its general partner
BYTE HOLDINGS LP
By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director
PARENT:
BYTE ACQUISITION CORP
By:	/s/ Samuel Gloor
Name:	Samuel Gloor
Title:	Chief Executive Officer and Chief Financial Officer

[Signature Page to Parent Support Agreement]

Annex F-9

COMPANY:
AIRSHIP AI HOLDINGS, INC.
By:	/s/ Victor Huang
Name:	Victor Huang
Title:	Chief Executive Officer

[Signature Page to Parent Support Agreement]

Annex F-10

Annex G-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BYTE ACQUISITION CORP.

(adopted by special resolution dated 18 March 2021 and effective on 18 march 2021)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BYTE ACQUISITION CORP.

(adopted by special resolution dated 18 march 2021 and effective on 18 march 2021)

1            The name of the Company is BYTE Acquisition Corp.

1            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

2            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

3            The liability of each Member is limited to the amount unpaid on such Member’s shares.

4            The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

5            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

6            Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex G-1-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BYTE ACQUISITION CORP.

(adopted by special resolution dated 18 march 2021 and effective on 18 march 2021)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”) which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

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“Cause”

means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a Director or the Company into disrepute or which results in a material financial detriment to the Company.

“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.

Annex G-1-3

“Minimum Member”

means a Member meeting the minimum requirements set forth for eligible members to submit proposals under Rule 14a-8 of the Exchange Act or any applicable rules thereunder as may be amended or promulgated thereunder from time to time.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Directors by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 31.4 and 49.3, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Byte Holdings LP, a Cayman Islands exempted limited partnership, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex G-1-4

“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2         In the Articles

(a)     words importing the singular number include the plural number and vice versa;

(b)     words importing the masculine gender include the feminine gender;

(c)     words importing persons include corporations as well as any other legal or natural person;

(d)   “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)     “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)      references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)     any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)    the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)      headings are inserted for reference only and shall be ignored in construing the Articles;

(j)       any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)     any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)      sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)    the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)   the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under

Annex G-1-5

Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors.

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The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)     Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)    Class B Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)     Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

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8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3        The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

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13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

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15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him

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be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17          Class B Share Conversion

17.1       The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) concurrently with or immediately following the consummation of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in excess of the amounts issued in the IPO (including pursuant to the Over-Allotment Option) and related to or in connection with the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination, the ratio for which the Class B Shares shall convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 25 per cent of the sum of: (a) the total number of all Class A Shares in issue upon completion of the IPO (including any Class A Shares issued pursuant to the Over-Allotment Option and excluding any Class A Shares underlying the private placement warrants issued to the Sponsor); plus (b) all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued to the Sponsor or an affiliate of the Sponsor or to the Company’s officers and directors upon the conversion of working capital loans made to the Company; minus (c) the number of Public Shares redeemed in connection with a Business Combination, provided that such conversion of Class B Shares into Class A Shares shall never be less than the Initial Conversion Ratio.

17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been

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converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)     increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)    consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)     convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)    by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)     cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 31.4 and 49.3, the Company may by Special Resolution:

(a)     change its name;

(b)    alter or add to the Articles (subject to Article 31.4 and 49.3);

(c)     alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)    reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings.

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed

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by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)     in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)    in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Advance Notice for Business

22.1       At each annual general meeting, the Members shall appoint the Directors then subject to appointment in accordance with the procedures set forth in the Articles and subject to Applicable Law and the rules of the Designated Stock Exchange or quotation system on which Shares may be then listed or quoted. At any such annual general meeting any other business properly brought before the annual general meeting may be transacted.

22.2       To be properly brought before an annual general meeting, business (other than nominations of Directors, which must be made in compliance with, and shall be exclusively governed by, Article 29) must be:

(a)     specified in the notice of the annual general meeting (or any supplement thereto) given to Members by or at the direction of the Directors in accordance with the Articles;

(b)    otherwise properly brought before the annual general meeting by or at the direction of the Directors; or

(c)     otherwise properly brought before the annual general meeting by a Member who:

(i)     is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)    is entitled to vote at such annual general meeting; and

(iii)   complies with the notice procedures set forth in this Article.

22.3       For any such business to be properly brought before any annual general meeting pursuant to Article 22.2(c), the Member must have given timely notice thereof in writing, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein.

22.4       Any such notice of other business shall set forth as to each matter the Member proposes to bring before the annual general meeting:

(a)     a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and the text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Articles, the text of the proposed amendment), which shall not exceed 1,000 words;

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(b)    as to the Member giving notice and any beneficial owner on whose behalf the proposal is made:

(i)     the name and address of such Member (as it appears in the Register of Members) and such beneficial owner on whose behalf the proposal is made;

(ii)    the class and number of Shares which are, directly or indirectly, owned beneficially or of record by any such Member and by such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)   a description of any agreement, arrangement or understanding (including, without limitation, any swap or other derivative or short positions, profit interests, options, hedging transactions, and securities lending or borrowing arrangement) to which such Member or any such beneficial owner or their respective Affiliates is, directly or indirectly, a party as at the date of such notice: (x) with respect to any Shares; or (y) the effect or intent of which is to mitigate loss to, manage the potential risk or benefit of share price changes (increases or decreases) for, or increase or decrease the voting power of such Member or beneficial owner or any of their Affiliates with respect to Shares or which may have payments based in whole or in part, directly or indirectly, on the value (or change in value) of any Shares (any agreement, arrangement or understanding of a type described in this Article 22.4(b)(iii), a “Covered Arrangement”); and

(iv)   a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the annual general meeting to propose such business;

(c)     a description of any direct or indirect material interest by security holdings or otherwise of the Member and of any beneficial owner on whose behalf the proposal is made, or their respective Affiliates, in such business (whether by holdings of securities, or by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) and all agreements, arrangements and understandings between such Member or any such beneficial owner or their respective Affiliates and any other person or persons (naming such person or persons) in connection with the proposal of such business by such Member;

(d)    a representation whether the Member or the beneficial owner intends or is part of a Group which intends:

(i)     to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to approve or adopt the proposal; and/or

(ii)    otherwise to solicit proxies from Members in support of such proposal;

(e)     an undertaking by the Member and any beneficial owner on whose behalf the proposal is made to:

(i)     notify the Company in writing of the information set forth in Articles 22.4(b)(ii), (b)(iii) and (c) above as at the record date for the annual general meeting promptly (and, in any event, within five (5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement; and

(ii)    update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date; and

(f)     any other information relating to such Member, any such beneficial owner and their respective Affiliates that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, such proposal pursuant to section 14 of the Exchange Act, to the same extent as if the Shares were registered under the Exchange Act.

22.5       Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Article, other than nominations for Directors which must be made in compliance with, and shall be exclusively governed by Article 29, shall be deemed satisfied by a Member if such Member has submitted a proposal to the Company in compliance with Rule 14a-8 of the Exchange Act and such Member’s proposal has been included in a proxy statement that has been prepared by the

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Company to solicit proxies for the annual general meeting; provided, that such Member shall have provided the information required by Article 22.4; provided, further, that the information required by Article 22.4(b) may be satisfied by providing the information to the Company required pursuant to Rule 14a-8(b) of the Exchange Act.

22.6       Notwithstanding anything in the Articles to the contrary:

(a)     no other business brought by a Member (other than the nominations of Directors, which must be made in compliance with, and shall be exclusively governed by Article 29) shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article; and

(b)    unless otherwise required by Applicable Law and the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to bring business before an annual general meeting in accordance with this Article does not: (x) timely provide the notifications contemplated by Article 22.4(e) above; or (y) timely appear in person or by proxy at the annual general meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Company or any other person or entity.

22.7       Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting shall have the power and duty to determine whether any business proposed to be brought before an annual general meeting was proposed in accordance with the foregoing procedures (including whether the Member solicited or did not so solicit, as the case may be, proxies in support of such Member’s proposal in compliance with such Member’s representation as required by Article 22.4(d)) and if any business is not proposed in compliance with this Article, to declare that such defective proposal shall be disregarded. The requirements of this Article shall apply to any business to be brought before an annual general meeting by a Member other than nominations of Directors (which must be made in compliance with, and shall be exclusively governed by Article 29) and other than matters properly brought under Rule 14a-8 of the Exchange Act. For purposes of the Articles, “public announcement” shall mean:

(a)     prior to the IPO, notice of the annual general meeting given to Members by or at the direction of the Directors in accordance with the procedures set forth in the Articles; and

(b)    on and after the IPO, disclosure in a press release of the Company reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed or furnished by the Company with or to the United States Securities Exchange Commission pursuant to section 13, 14 or 15(b) of the Exchange Act.

22.8       Nothing in this Article shall be deemed to affect any rights of:

(a)     Members to request inclusion of proposals in the Company’s proxy statement pursuant to applicable rules and regulations under the Exchange Act; or

(b)    the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to make proposals pursuant to any applicable provisions thereof.

22.9       Notwithstanding the foregoing provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article, if applicable.

23          Proceedings at General Meetings

23.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

23.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

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23.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

23.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

23.6       If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7       The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

23.8       When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

23.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

23.11     A resolution put to the vote of the meeting shall be decided on a poll.

23.12     A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.13     A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

23.14     In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

24          Votes of Members

24.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.1, every Member present in any such manner shall have one vote for every Share of which he is the holder.

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24.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

24.4       No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7       A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

25          Proxies

25.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

25.3       The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

25.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

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26          Corporate Members

26.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

26.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

27          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

28          Directors

28.1       There shall be a board of Directors consisting of not less than one person provided however that, subject to Article 31.1, the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

28.2       The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2020 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2021 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

29          Nomination of Directors

29.1       Subject to Article 31.1, nominations of persons for election as Directors may be made at an annual general meeting only by:

(a)     the Directors; or

(b)    by any Member who:

(i)     is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)    is entitled to vote for the appointments at such annual general meeting; and

(iii)   complies with the notice procedures set forth in this Article (notwithstanding anything to the contrary set forth in the Articles, this Article 29.1(b) shall be the exclusive means for a Member to make nominations of persons for election of Directors at an annual general meeting).

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29.2       Any Member entitled to vote for the elections may nominate a person or persons for election as Directors only if written notice of such Member’s intent to make such nomination is given in accordance with the procedures set forth in this Article, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein. Members may nominate a person or persons (as the case may be) for election to the Directors only as provided in this Article and only for such class(es) as are specified in the notice of annual general meeting as being up for election at such annual general meeting.

29.3       Each such notice of a Member’s intent to make a nomination of a Director shall set forth:

(a)     as to the Member giving notice and any beneficial owner on whose behalf the nomination is made:

(i)     the name and address of such Member (as it appears in the Register of Members) and any such beneficial owner on whose behalf the nomination is made;

(ii)    the class and number of Shares which are, directly or indirectly, owned beneficially and of record by such Member and any such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)   a description of any Covered Arrangement to which such Member or beneficial owner, or their respective Affiliates, directly or indirectly, is a party as at the date of such notice;

(iv)   any other information relating to such Member and any such beneficial owner that would be required to be disclosed in a proxy statement in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act; and

(v)    a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in such Member’s notice;

(b)    a description of all arrangements or understandings between the Member or any beneficial owner, or their respective Affiliates, and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Member;

(c)     a representation whether the Member or the beneficial owner is or intends to be part of a Group which intends:

(i)     to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to elect the Director or Directors nominated; and/or

(ii)    otherwise to solicit proxies from Members in support of such nomination or nominations;

(d)    as to each person whom the Member proposes to nominate for election or re-election as a Director:

(i)     all information relating to such person as would have been required to be included in a proxy statement filed in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act;

(ii)    a description of any Covered Arrangement to which such nominee or any of his Affiliates is a party as at the date of such notice

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(iii)   the written consent of each nominee to being named in the proxy statement as a nominee and to serving as a Director if so elected; and

(iv)   whether, if elected, the nominee intends to tender any advance resignation notice(s) requested by the Directors in connection with subsequent elections, such advance resignation to be contingent upon the nominee’s failure to receive a majority vote and acceptance of such resignation by the Directors; and

(e)     an undertaking by the Member of record and each beneficial owner, if any, to (i) notify the Company in writing of the information set forth in Articles 29.3(a)(ii), (a)(iii), (b) and (d) above as at the record date for the annual general meeting promptly (and, in any event, within five (5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement and (ii) update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date.

29.4       No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in the Articles. Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting to elect Directors or the Directors may, if the facts warrant, determine that a nomination was not made in compliance with the foregoing procedure or if the Member solicits proxies in support of such Member’s nominee(s) without such Member having made the representation required by Article 29.3(c); and if the chairman, co-chairman or the Directors should so determine, it shall be so declared to the annual general meeting, and the defective nomination shall be disregarded. Notwithstanding anything in the Articles to the contrary, unless otherwise required by Applicable Law or the rules of the Designated Stock Exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to make a nomination at an annual general meeting in accordance with this Article does not:

(a)     timely provide the notifications contemplated by of Article 29.3(e); or

(b)    timely appear in person or by proxy at the annual general meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company or any other person or entity.

29.5       Notwithstanding the foregoing provisions of this Article, any Member intending to make a nomination at an annual general meeting in accordance with this Article, and each related beneficial owner, if any, shall also comply with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the same extent as if the Shares were registered under the Exchange Act with respect to the matters set forth in the Articles; provided, however, that any references in the Articles to the Exchange Act are not intended to and shall not limit the requirements applicable to nominations made or intended to be made in accordance with Article 29.1(b).

29.6       Nothing in this Article shall be deemed to affect any rights of the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to appoint Directors pursuant to the terms thereof.

29.7       To be eligible to be a nominee for election or re-election as a Director pursuant to Article 29.1(b), a person must deliver (not later than the deadline prescribed for delivery of notice) to the Company a written questionnaire prepared by the Company with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Company upon written request) and a written representation and agreement (in the form provided by the Company upon written request) that such person:

(a)     is not and will not become a party to:

(i)     any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company; or

(ii)    any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a Director, with such person’s duties under Applicable Law;

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(b)    is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein;

(c)     in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a Director, and will comply with, Applicable Law and corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company that are applicable to Directors generally; and

(d)    if elected as a Director, will act in the best interests of the Company and not in the interest of any individual constituency. The nominating and governance committee shall review all such information submitted by the Member with respect to the proposed nominee and determine whether such nominee is eligible to act as a Director. The Company and the nominating and governance committee of the Directors may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent Director or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee.

29.8       At the request of the Directors, any person nominated for election as a Director shall furnish to the Company the information that is required to be set forth in a Members’ notice of nomination pursuant to this Article.

29.9       Any Member proposing to nominate a person or persons for election as Director shall be responsible for, and bear the costs associated with, soliciting votes from any other voting Member and distributing materials to such Members prior to the annual general meeting in accordance with the Articles and applicable rules of the United States Securities Exchange Commission. A Member shall include any person or persons such Member intends to nominate for election as Director in its own proxy statement and proxy card.

30          Powers of Directors

30.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31          Appointment and Removal of Directors

31.1       Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares increase and decrease the number of Directors and appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

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31.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

31.3       After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

31.4       Prior to the closing of a Business Combination, Article 31.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

32          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)     the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)    the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)     the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)    the Director is found to be or becomes of unsound mind; or

(e)     all of the other Directors (being not less than two in number) determine that he should be removed as a Director for Cause (and not otherwise), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

33          Proceedings of Directors

33.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

33.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

33.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

33.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

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33.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7       The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

35          Directors’ Interests

35.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2       A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

35.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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36          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

37          Delegation of Directors’ Powers

37.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3       The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

37.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

38          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

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39          Remuneration of Directors

39.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

40          Seal

40.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

40.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

41          Dividends, Distributions and Reserve

41.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

41.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

41.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

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41.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

41.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

41.8       No Dividend or other distribution shall bear interest against the Company.

41.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

42          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43          Books of Account

43.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

43.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

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44          Audit

44.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

44.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

44.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

44.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

44.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

45          Notices

45.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

45.2       Where a notice is sent by:

(a)     courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)    post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)     cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

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(d)    e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)     placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

45.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

45.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

46          Winding Up

46.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)     if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)    if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

47          Indemnity and Insurance

47.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

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47.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

47.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

48          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

49          Transfer by Way of Continuation

49.1       Prior to the closing of a Business Combination, if the Company is exempted as defined in the Statute it shall, subject to the provisions of the Statute and with the approval of a Special Resolution of the holders of the Class B Shares, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the continuation of the Company as a body corporate under the laws of any jurisdiction outside the Cayman Islands.

49.2       After the closing of a Business Combination, if the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

49.3       Prior to the closing of a Business Combination, Article 49.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

50          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

51          Business Combination

51.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

51.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

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51.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds general meeting to approve a Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

51.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

51.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Redemption Limitation”).

51.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

51.7       In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)     cease all operations except for the purpose of winding up;

(b)    as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)     as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

51.8       In the event that any amendment is made to this Article:

(a)     to modify the substance or timing of the Company’s obligation to allow redemption in connection with our initial business combination or to redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

(b)    with respect to any other material provisions relating to Member’s rights or pre-initial Business Combination activity,

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each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

51.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

51.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with Public Shares on a Business Combination.

51.11     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

51.12     The Company shall not enter into an initial Business Combination with another blank cheque company or a similar company with nominal operations.

52          Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

53          Business Opportunities

53.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

53.2       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

53.3       Notwithstanding anything to the contrary in this Article, such renouncement shall not apply to any business opportunity that is expressly offered to such person solely in his or her capacity as a Director or Officer of the Company and it is an opportunity the Company is able to complete on a reasonable basis.

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AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
BYTE ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 17.2 in its entirety and the insertion of the following language in its place:

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) on the first business day following the closing of a Business Combination, or at any earlier date at the option of the holders of the Class B Shares.

SECOND, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 51.7 in its entirety and the insertion of the following language in its place:

51.7       In the event that the Company does not consummate a Business Combination on or before September 25, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)         cease all operations except for the purpose of winding up;

(b)         as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)         as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

THIRD, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 51.10 in its entirety and the insertion of the following language in its place:

51.10     Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Fund or (ii) vote as a class with Public Shares (a) on any Business Combination.

Annex G-1-32

Annex G-2

AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
BYTE ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 51.7 in its entirety and the insertion of the following language in its place:

51.7       In the event that the Company does not consummate a Business Combination on or before December 26, 2023 (or March 25, 2024 if, before December 26, 2023, the board of Directors pass resolutions extending the date to March 25, 2024) or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)         cease all operations except for the purpose of winding up;

(b)        as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)         as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Annex G-2-1

Annex G-3

AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
BYTE ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 51.2, 51.5 and 51.8 in their entirety and the insertion of the following language in their place:

“51.2     Prior to the consummation of a Business Combination, the Company shall either:

(a)         submit such Business Combination to its Members for approval; or

(b)        provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

“51.5     Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).”

“51.8     In the event that any amendment is made to this Article:

(a)         to modify the substance or timing of the Company’s obligation to allow redemption in connection with our initial business combination or to redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

(b)        with respect to any other material provisions relating to Member’s rights or pre-initial Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

Annex G-3-1

Annex H

June 26, 2023

The Board of Directors
BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

To the Board of Directors:

As per our engagement letter dated May 18, 2023 (the “Engagement Letter”), BYTE Acquisition Corp. (the “Parent”) retained Scalar, LLC (“Scalar,” “we”, “our”, or “us”) as an independent, qualified financial advisor to provide an opinion for the benefit of the board of directors (the “Board”) of the Parent (“Opinion”) as to the fairness, from a financial point of view, to the holders of the Parent’s Class A ordinary shares, par value $0.0001 per share (the “Class A Shareholders”) (other than BYTE Holdings LP and its respective affiliates (the “Excluded Parties”)) of the Consideration (as defined below) to be paid by the Parent in the proposed business combination with Airship AI Holdings, Inc., a Washington corporation (the “Company”) pursuant to the Agreement (as defined below) (the “Transaction”), without giving effect to any impact of the Transaction on any particular Class A Shareholder other than in its capacity as a Class A Shareholder.

Overview of the Transaction:

The draft Merger Agreement dated June 25, 2023 (the “Agreement”), to be entered into among the Parent, BYTE Merger Sub, Inc. (“Merger Sub”), a Washington corporation and a wholly-owned subsidiary of the Parent, and the Company sets forth the terms of the Transaction. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement. The Agreement provides, among other things, that:

(a)     Parent Class A ordinary shares held by the Class A Shareholders who duly elect to redeem their Class A ordinary shares pursuant to the redemption right will have their Class A ordinary shares redeemed and cancelled and such Class A Shareholders will cease to have any rights as shareholders of Parent other than the right to be paid their portion of the Parent Redemption Amount;

(b)    Parent will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate, domesticate and continue as a Delaware corporation in accordance with the Parent’s organizational documents, section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (Revised) of the Cayman Islands;

(c)     Merger Sub will merge with and into the Company, (the “Merger”), after which the Company will be the surviving corporation (“Surviving Corporation”) and a wholly-owned subsidiary of Parent, and the Surviving Corporation will change its name to Airship AI, Inc. and Parent will change its name to Airship AI Holdings, Inc.

(d)    At the Effective Time, all shares of Company Common Stock will be converted into a number of Parent Common Shares with a stated value of $10.00 equal to the Conversion Ratio plus a number of Earnout Shares equal to the Earnout Pro Rata Share, each Company Option will be converted into a Converted Stock Option in accordance with the Conversion Ratio and the right to receive a number of Earnout Shares equal to the Earnout Pro Rata Share, each Company SAR will be converted into a Converted SAR in accordance with the Conversion Ratio and the right to receive a number of Earnout Shares equal to the Earnout Pro Rata Share and each Company Warrant will be converted into a Converted Warrant in accordance with the Conversion Ratio and the right to receive a number of Earnout Shares equal to the Earnout Pro Rata Share (the “Consideration”).

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Annex H-1

Scalar’s Procedures and Processes:

In arriving at our opinion set forth herein , among other things, we have:

(i)     reviewed the Agreement;

(ii)    reviewed a draft, dated June 5, 2023, of the Parent Support Agreement;

(iii)   reviewed the Senior Secured Convertible Promissory Note issued by the Company to Platinum Capital Partners, Inc. and provided to us on June 25, 2023;

(iv)   reviewed certain publicly available business and financial information relating to the Parent and the Company;

(v)    reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of the Parent, approved for our use by the Parent, and not publicly available;

(vi)   reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Parent, approved for our use by the Parent, and not publicly available, including financial forecasts and estimates for the twelve month period ending June 30, 2024, prepared by the management of the Company (the “Projections”);

(vii)  conducted discussions with members of the senior management of the Company and the Parent concerning the business, operations, historical financial results, and financial prospects of the Company and the Transaction;

(viii) reviewed current and historical market prices of the Class A Shares;

(ix)   reviewed certain financial data of the Company and compared that data with similar publicly available data for certain other companies;

(x)    reviewed certain pro forma effects relating to the Transaction, including estimated transaction costs and the effects of anticipated financings, approved for our use by the Parent;

(xi)   included effects related to the 1,250,000 Earnout Shares subject to vesting upon the achievement of the First Operating Performance Milestone, and excluded any effects related to the 3,750,000 Earnout Shares subject to vesting upon the achievement of the Second Operating Performance Milestone; and

(xii)  conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Limiting Conditions and Assumptions:

In performing our analysis and rendering this Opinion, with your consent, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information that was publicly available or was furnished, or otherwise made available to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Parent that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us inaccurate, incomplete or misleading. We also have been advised by the Parent’s senior management, and we have assumed, that the Projections represent a reasonable basis upon which to evaluate the business and financial prospects of the Company.

Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed with respect to financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by us, that such information has been prepared on a reasonable basis based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Parent as to the expected future results of

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Annex H-2

operations and financial condition of the Company. We assume no responsibility for and express no opinion as to any such financial forecasts, estimates, pro forma effects, or forward-looking information or the assumptions on which they were based. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company or the Parent, and will be treated as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code.

We are not legal, accounting, regulatory, or tax experts and this Opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company or the Parent with respect to such matters.

In arriving at our Opinion, with your consent and without independent verification, we have relied upon and assumed that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement and the Parent Support Agreement will not differ from the draft that we have reviewed, (ii) the representations and warranties of all parties to the Agreement, and any related Transaction documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement and any related Transaction documents, (iii) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, (iv) the condition to the parties’ obligations to close contained in Section 9 of the Agreement and the Parent Minimum Cash condition each will be satisfied, and (v) there has been no change in the assets, financial condition, business or prospects of any party to the Agreement since the date of the most recent financial statements and other information made available to us. Additionally, we have assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company or the Parent, or on the expected benefits of the Transaction, in any way meaningful to our analysis.

In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of the Parent’s senior management and the Company’s senior management as to, among other things, (i) the potential impact on the Company of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which the Company operates and related industries, (ii) the Company’s existing and future products, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development, testing, manufacturing and marketing thereof; compliance with relevant regulatory requirements; prospective contract prices and contract volumes; and the potential impact of competition thereon) and (iii) the Parent’s and the Company’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to the Company, the Transaction and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have an adverse effect on the Parent, the Company or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

Given the Parent’s nature as a special purpose acquisition company, for purposes of our Opinion and with the Parent’s consent we have assumed a value of $10.00 per Class A Share in calculating the value of the Aggregate Merger Consideration to be issued as the Consideration under the Agreement, with such $10.00 value being based on the Parent’s initial public offering price and the Parent’s approximate cash per outstanding Class A Share (including, for the avoidance of doubt, the dilutive impact of the Class B ordinary shares, par value $0.0001 per share, of the Parent (the “Class B Shares” and, together with the Class A Shares, the “Parent Common Shares”). In rendering our Opinion, we do not express any view or opinion as to what the value of the Aggregate Merger Consideration will be when issued pursuant to the Transaction or the price or range of prices at which the Class A Shares, Class B Shares, or other securities or financial instruments of or relating to the Parent may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction.

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Annex H-3

In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Parent, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this Opinion were going concern analyses, assuming the Transaction was consummated. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Parent is a party or may be subject, and at your direction and with your consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This Opinion is necessarily based upon economic, monetary, market, and other conditions as in effect on, the information available to us as of, and the facts and circumstances as they exist on, the date hereof and our Opinion speaks only as of the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to update, reaffirm, or revise this Opinion or otherwise comment upon any events occurring after the date hereof, material information provided to us after the date hereof, or any change in facts or circumstances that occur after the date hereof, and do not have any obligation to update, revise, or reaffirm this Opinion.

We have been engaged by the Parent to provide a fairness opinion to the Board and we will receive a fee from the Parent for providing our services and rendering this Opinion. No portion of these fees is refundable or contingent upon the consummation of the Transaction or the conclusion reached in this Opinion. The Parent has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the past, we and our affiliates have provided advisory services to the Parent and its affiliates unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having provided valuations for financial reporting purposes. We and our affiliates may also seek to provide such services to the Company, the Parent, and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and the Parent and, accordingly, may at any time hold a long or short position in such securities.

The issuance of this Opinion was approved by an authorized committee of Scalar.

This opinion is provided for the information and assistance of the Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act (including with respect to any redemption rights) with respect to the Transaction or any other matter.

Our Opinion does not address the Parent’s underlying business decision to engage in the Transaction, the relative merits of the Transaction as compared to other business or investment strategies or transactions that might be available to the Parent, or whether the Consideration to be paid by the Parent pursuant to the Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, the Parent or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Class A Shares (other than the Excluded Parties) of the Consideration to be paid by the Parent pursuant to the Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the Company or the Parent), including the fairness of the Transaction to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors, or other constituencies of the Parent, the Company, or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, the Parent, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any agreement related to the Transaction or under applicable law, any allocation of the Consideration (or any portion

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Annex H-4

thereof), or the fair market value of the Company, the Parent, the Class A Shares, or the Company Shares. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, any Excluded Parties, or any class of such persons, whether relative to the Consideration or otherwise. Our Opinion (i) does not address the individual circumstances of specific holders of the Parent’s securities (including Class B Shares and warrants) with respect to rights or aspects which may distinguish such holders or the Parent’s securities (including Class B Shares and warrants) held by such holders, (ii) does not address any impact of the Transaction on any particular Class A Shareholder other than in its capacity as a Class A Shareholder, and (iii) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of the Parent or any other party). We also do not address, or express a view with respect to, any acquisition of control or effective control of the Parent by any shareholder or group of shareholders of the Company. This letter should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any other party. To the extent any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Parent pursuant to the Agreement is fair, from a financial point of view, to the Class A Shareholders.

Sincerely,

Scalar, LLC

Scalar, LLC

Valuation | Transaction Advisory

Annex H-5